As filed with the U.S. Securities and Exchange Commission on October 20, 2021

Registration No. 333-259391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________

AMENDMENT NO. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________________

GROWTH CAPITAL ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

____________________________________

Delaware	6770	27-2447291
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

300 Park Avenue, 16th Floor
New York, New York 10022
(212) 895-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________________

George Syllantavos
Growth Capital Acquisition Corp.
300 Park Avenue, 16th Floor
New York, New York 10022
Telephone: 212-895-3500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

Copies to:

Barry I. Grossman, Esq. Stuart Neuhauser, Esq. Jeffrey Rubin, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105-0302 (212) 370-1300	George Syllantavos Growth Capital Acquisition Corp. 300 Park Avenue, 16th Floor New York, New York 10022 Telephone: (212) 895-3500	Jun Pei Cepton Technologies, Inc. 399 West Trimble Road San Jose, California 95131 Telephone: (408) 459-7579	Paul Sieben, Esq. Jeeho M. Lee, Esq. Noah Kornblith, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600

____________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and after all conditions under the Business Combination Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company and emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated	☐
Accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐ ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered		Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Class A Common stock, par value $0.0001 per share	155,373,410	(1)	N/A	$1,530,428,088.50	$166,970	(4)

____________

(1)      Represents the maximum number of shares of Growth Capital Acquisition Corp. (“GCAC”) Class A common stock, par value $0.0001 per share (“GCAC common stock”), to be issued to the holders of the capital stock of Cepton Technologies, Inc. (“Cepton Stockholders”) upon consummation of the business combination described herein based on outstanding shares and options as of July 31, 2021. Upon the consummation of the business combination, GCAC Class A common stock of the registrant will be redesignated as common stock (referred to herein as “New Cepton common stock”). Also includes 13,000,000 shares of New Cepton common stock that may be issued to Cepton Stockholders upon the achievement of certain milestones as further described herein.

(2)      Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, based on the average of the high and low trading prices of GCAC Class A common stock of $9.85 on September 3, 2021 as reported by the Nasdaq Capital Market. This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(3)      Calculated pursuant to Rule 457 of the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(4)      Previously paid on September 8, 2021.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/consent solicitation statement /prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permissible.

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
DATED OCTOBER 20, 2021, SUBJECT TO COMPLETION

          , 2021

TO THE STOCKHOLDERS OF GROWTH CAPITAL ACQUISITION CORP. AND CEPTON TECHNOLOGIES, INC.:

We are pleased to enclose the proxy statement/consent solicitation statement/prospectus of Growth Capital Acquisition Corp., a Delaware corporation (“GCAC”), relating to the proposed merger (the “Merger”) of GCAC Merger Sub Inc., a Delaware corporation and newly formed wholly-owned subsidiary of GCAC (“Merger Sub”), with and into Cepton Technologies, Inc., a Delaware corporation (“Cepton”), pursuant to a Business Combination Agreement, dated as of August 4, 2021 (and as it may amended or supplemented from time to time, the “Business Combination Agreement”), by and among GCAC, Merger Sub and Cepton. If (i) the Business Combination Agreement is adopted and the Merger and the other transactions contemplated thereby (collectively, the “Business Combination”) are approved by GCAC’s and Cepton’s stockholders, and (ii) the Business Combination is subsequently completed, Merger Sub will merge with and into Cepton with Cepton surviving the Business Combination as a wholly-owned subsidiary of GCAC, and all shares of Cepton stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than those properly exercising any applicable dissenters or appraisal rights under applicable law) will be converted into the right to receive shares of GCAC common stock as set forth herein. Upon the consummation of the Business Combination, GCAC will change its name to “Cepton, Inc.” We refer to GCAC following the consummation of the Business Combination as “New Cepton” and the shares of GCAC common stock following the consummation of the Business Combination as the “New Cepton common stock.”

Subject to the terms and conditions set forth in the Business Combination Agreement, among other matters, at the Effective Time:

(i)     each share of Cepton common stock will be converted into the right to receive a number of shares of New Cepton common stock equal to (a)(1) the equity value assigned to Cepton of $1,500,000,000, divided by (2) the total number of Cepton Outstanding Shares (as defined below), divided by (b) 10 (the “Per Share Stock Consideration”); and

(ii)    each option to purchase shares of Cepton common stock, whether or not exercisable and whether or not vested, that is outstanding immediately prior to the Effective Time will be assumed by GCAC and converted into an option to purchase shares of New Cepton common stock (each, a “Converted Option”).

The exact number of shares of New Cepton common stock to be issued in connection with the conversion of each share of Cepton common stock remains subject to adjustment based on the number of equity securities of Cepton outstanding as of immediately prior to the Effective Time and shall be finally determined in accordance with, and subject to, the terms of the Business Combination Agreement.

In connection with the execution of the Business Combination Agreement, GCAC entered into subscription agreements (the “Subscription Agreements”) with the investors named therein (the “PIPE Investors”), pursuant to which GCAC agreed to issue and sell to the PIPE Investors approximately $59.5 million of GCAC Class A common stock immediately prior to closing of the Merger (the “PIPE Investment”). The PIPE Investment is conditioned on the concurrent closing of the Merger and other customary closing conditions.

It is anticipated that, upon the completion of the Business Combination, GCAC’s public stockholders will retain an ownership interest of approximately 10.2% of the outstanding capital stock of New Cepton, Growth Capital Sponsor LLC, GCAC’s sponsor, and other the other members of the Sponsor Group (as defined in proxy statement/consent solicitation statement/prospectus) will retain an aggregate ownership interest of approximately 2.5% of the outstanding capital stock of New Cepton, the PIPE Investors will retain an aggregate ownership interest of approximately 3.4% of the outstanding capital stock of New Cepton, and the Cepton stockholders will own approximately 83.9% of the outstanding capital stock of New Cepton. On a diluted basis, reflecting the vested Cepton options, GCAC’s public shareholders will retain 9.7% and the Cepton Stockholders would retain an aggregate of 84.5% of the capital stock of Cepton. The foregoing ownership percentages with respect to New Cepton following the Business Combination exclude any outstanding Warrants and assume that (i) there are no redemptions of any shares by GCAC’s public stockholders in connection with the Business Combination (or in connection with an amendment to the GCAC Charter prior to the Closing to extend the deadline by which GCAC must complete its initial business combination), (ii) no awards are issued under New Cepton’s 2021 Equity Incentive Plan, (iii) no shares are issued under the New Cepton’s Employee Stock Purchase Plan, (iv) no warrants are issued in respect of additional funds provided to the Company for working capital, and (v) GCAC does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by GCAC’s existing stockholders in New Cepton will be different.

GCAC’s units, GCAC’s Class A common stock and GCAC’s public warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”). GCAC will apply to list the New Cepton common stock and public warrants on Nasdaq under the symbols “CPTN” and “CPTNW”, respectively, upon the Closing. Upon the Closing, GCAC’s units will be separated into their component securities and will cease to be listed on Nasdaq.

GCAC will hold a virtual special meeting of its stockholders (the “GCAC Special Meeting”) in order to obtain the stockholder approvals necessary to complete the Business Combination. At the GCAC Special Meeting, which will be held exclusively via a live audio webcast at             , on            , 2021 at            a.m., Eastern time, unless postponed or adjourned to a later date, GCAC will ask its stockholders to adopt the Business Combination Agreement and the related transactions, thereby approving the Business Combination, and to approve the other proposals described in this proxy statement/consent solicitation statement/prospectus. To participate in the virtual meeting, a GCAC stockholder of record will need the control number included on such stockholder’s proxy card or instructions that accompanied such stockholder’s proxy materials. If a GCAC stockholder holds his, her or its shares in “street name,” which means his, her or its shares are held of record by a broker, bank or other nominee, such GCAC stockholder should contact his, her or its broker, bank or nominee to ensure that votes related to the shares he, she or it beneficially owns are properly counted. In this regard, such GCAC stockholder must provide the record holder of his, her or its shares with instructions on how to vote his, her or its shares or, if such GCAC stockholder wishes to attend the GCAC Special Meeting and vote in person, obtain a proxy from his, her or its broker, bank or nominee. The live audio webcast of the GCAC Special Meeting will begin promptly at            a.m., Eastern Time. GCAC stockholders are encouraged to access the GCAC Special Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

If you have any questions or need assistance voting your GCAC common stock, please contact Advantage Proxy, GCAC’s proxy solicitor, by calling (877) 870-8565 (toll free) or (206) 870-8565 (collect), or banks and brokers can call (206) 870-8565 (collect), or by emailing ksmith@advantageproxy.com. This notice of the GCAC Special Meeting is and the proxy statement/consent solicitation statement/prospectus relating to the Business Combination will be available at         .

Cepton will be soliciting consents from its stockholders in order to obtain the stockholder approvals necessary to complete the Business Combination. Eligible Cepton stockholders will be required to return their signed written consents in accordance with the instructions set forth in this proxy statement/consent solicitation statement/prospectus on or before         , 2021.

After careful consideration, the respective GCAC and Cepton boards of directors have unanimously approved the Business Combination Agreement and the Business Combination, and the board of directors of GCAC has approved the other GCAC proposals described in this proxy statement/consent solicitation statement/prospectus, and each of the GCAC and Cepton boards of directors has determined that it is advisable to consummate the Business Combination.

The GCAC board of directors recommends that its stockholders vote “FOR” the GCAC proposals described in this proxy statement/consent solicitation statement/prospectus, and the Cepton board of directors recommends that its stockholders sign and return to Cepton the written consent indicating their approval of the Business Combination Agreement and the Business Combination.

This proxy statement/consent solicitation statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the GCAC Special Meeting and with respect to the Cepton written consent. GCAC and Cepton urge you to read the accompanying proxy statement/consent solicitation statement/prospectus including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, when GCAC stockholders consider the recommendation regarding these proposals by the board of directors of GCAC, they should keep in mind that GCAC’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, their interests as a GCAC stockholder. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating GCAC. In addition, you should carefully consider the matters discussed under “Risk Factors” beginning on page 62 of this proxy statement/consent solicitation statement/prospectus.

Your vote is very important.    If you are a GCAC stockholder, whether or not you plan to attend the GCAC Special Meeting, please take the time to vote as soon as possible. If you are a Cepton stockholder, please take the time to sign and return your written consent as soon as possible.

Very truly yours,

Prokopios “Akis” Tsirigakis	Jun Pei
Chairman and Co-Chief Executive Officer of GCAC	Chief Executive Officer and Director of Cepton

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/consent solicitation statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/consent solicitation statement/prospectus is dated            , 2021, and is first being mailed to stockholders of GCAC and Cepton on or about            , 2021.

Growth Capital Acquisition Corp.
300 Park Avenue, 16th Floor
New York, New York 10022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On            , 2021
        , Eastern Time

          , 2021

TO THE STOCKHOLDERS OF GROWTH CAPITAL ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “GCAC Special Meeting”) of Growth Capital Acquisition Corp., a Delaware corporation (“GCAC”), will be held virtually at            Eastern Time on            , 2021. Details on how to participate are set forth in the section titled “The GCAC Special Meeting” of the accompanying proxy statement/consent solicitation statement/prospectus. At the GCAC Special Meeting, GCAC stockholders will be asked to consider and vote upon the following proposals (the “Proposals”):

(i)     The Business Combination Proposal (Proposal 1) — To approve and adopt the Business Combination Agreement, dated as of August 4, 2021 (as it may be amended or supplemented from time to time, the “Business Combination Agreement”), by and among Growth Capital Acquisition Corp., a Delaware corporation (“GCAC”), GCAC Merger Sub Inc., a Delaware corporation and newly formed wholly-owned subsidiary of GCAC (“Merger Sub”), and Cepton Technologies, Inc., a Delaware corporation (“Cepton”), and approve the transactions contemplated thereby, including the merger of Merger Sub with and into Cepton, with Cepton continuing as the surviving corporation (the “Surviving Subsidiary”) and as a wholly-owned subsidiary of GCAC (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Subject to the terms and conditions set forth in the Business Combination Agreement, among other matters, at the effective time of the Merger (the “Effective Time”):

(a)     the outstanding shares of Class A common stock, par value $0.0001 per share, of GCAC (“GCAC Class A common stock”), including any shares of Class B common stock, par value $0.0001 per share, of GCAC (“GCAC Class B common stock”, and together with the GCAC Class A common stock, the “GCAC common stock”) that are converted into GCAC Class A common stock in accordance with GCAC’s amended and restated certificate of incorporation, as amended (the “GCAC Charter”), will be redesignated as common stock, par value $0.00001 per share, of Cepton, Inc. (which will be the new name of GCAC after the Closing, as described below) (referred to herein as “New Cepton common stock”);

(b)    each share of Cepton common stock (other than those properly exercising any applicable dissenters or appraisal rights under applicable law) will be converted into the right to receive a number of shares of common stock of New Cepton equal to (a)(1) the equity value assigned to Cepton of $1,500,000,000, divided by (2) the total number of Cepton Outstanding Shares (as defined below), divided by (b) 10 (the “Merger Consideration”); and

(c)     each option to purchase shares of Cepton common stock, whether or not exercisable and whether or not vested, that is outstanding immediately prior to the Effective Time will be assumed by GCAC and converted into an option to purchase shares of New Cepton common stock (each, a “Converted Option”).

We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the proxy statement/consent solicitation statement/prospectus as Annex A.

(ii)    Amended and Restated Charter Proposal (Proposal 2) — To consider and vote upon a proposal to amend, immediately following and in connection with the closing of the Business Combination, the GCAC Charter by adopting the second amended and restated certificate of incorporation attached hereto as Annex B (the “Amended and Restated Charter”), which we refer to as the “Amended and Restated Charter Proposal”;

(iii)   The Nasdaq Proposal (Proposal 3) — To consider and vote upon, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of (i) shares of GCAC common stock pursuant to the Business Combination Agreement and (ii) approximately $59.5 million of shares of GCAC Class A common stock to investors (“PIPE Investors”) in connection with the Business Combination (the “PIPE Investment”), which we refer to as the “Nasdaq Proposal”;

(iv)   Incentive Plan Proposal (Proposal 4) — To consider and vote upon a proposal to adopt the 2021 Equity Incentive Plan (the “2021 Plan”), a copy of which is attached to the accompanying proxy statement/consent solicitation statement /prospectus as Annex D, which we refer to as the “Incentive Plan Proposal”;

(v)    Employee Stock Purchase Plan Proposal (Proposal 5) — To consider and vote upon a proposal to adopt the Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to the accompanying proxy statement/consent solicitation statement/prospectus as Annex E, which we refer to as the “ESPP Proposal”; and

(vi)   The Adjournment Proposal (Proposal 6) — To consider and vote upon a proposal to adjourn the GCAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the GCAC Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal. We refer to this proposal as the “Adjournment Proposal” and, together with the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal, as the “Proposals.”

Only holders of record of GCAC common stock at the close of business on            , 2021 (the “Record Date”) are entitled to notice of the GCAC Special Meeting and to vote at the GCAC Special Meeting and any adjournments or postponements of the GCAC Special Meeting. A complete list of GCAC stockholders of record entitled to vote at the GCAC Special Meeting will be available for ten days before the GCAC Special Meeting at the principal executive offices of GCAC for inspection by stockholders during ordinary business hours for any purpose germane to the GCAC Special Meeting.

Pursuant to the GCAC Charter, GCAC is providing GCAC public stockholders with the opportunity to redeem, upon the closing of the Business Combination, shares of GCAC Class A common stock then held by them for cash equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to GCAC to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. As of September 30, 2021, based on funds in the Trust Account of approximately $172.5 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of GCAC Class A common stock was approximately $10.00 per share. GCAC public stockholders are not required to affirmatively vote for or against the Business Combination in order to redeem their shares of common stock for cash. This means that public stockholders who hold shares of GCAC Class A common stock on or before            , 2021 (two (2) business days before the GCAC Special Meeting) will be eligible to elect to have their shares of GCAC Class A common stock redeemed for cash in connection with the GCAC Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the GCAC Special Meeting. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 25% or more of the shares of GCAC common stock included in the units of GCAC sold in the GCAC initial public offering (the “GCAC IPO”) (including overallotment securities sold to GCAC’s underwriters after the GCAC IPO). Holders of GCAC’s outstanding public warrants and units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding GCAC units must separate the underlying shares of GCAC Class A common stock and public warrants prior to exercising redemption rights with respect to the public GCAC Class A common stock. Our sponsor, Growth Capital Sponsor LLC, an affiliate of Maxim Group LLC, the underwriter of the GCAC IPO (our “Sponsor”), Nautilus Carriers LLC, an affiliate of our co-Chief Executive Officers (“Nautilus”) and our officers and directors have agreed to waive their redemption rights with respect to any shares of GCAC common stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor, Nautilus and officers and directors of GCAC beneficially own 33.8% of the issued and outstanding shares of GCAC common stock. The Sponsor, Nautilus and GCAC’s directors and officers have agreed to vote any shares of GCAC common stock owned by them in favor of the Business Combination, which would include the Business Combination Proposal and the other Proposals.

Your vote is very important, regardless of the number of shares of GCAC common stock that you own.    Approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each requires the affirmative vote of the holders of a majority of the shares of GCAC common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the GCAC Special Meeting. The approval of the Amended and Restated Charter Proposal requires the affirmative vote of a majority of the issued and outstanding shares of GCAC common stock as of the Record Date for the GCAC Special Meeting. If the Business Combination Proposal is not approved, the Amended and Restated Charter Proposal, the Nasdaq Proposal. the Incentive Plan Proposal and the ESPP Proposal will not be presented to the GCAC stockholders for a vote. The approval of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination.

The GCAC board of directors has considered the Business Combination and the terms of the Business Combination Agreement, and unanimously approved and declared advisable the Business Combination Agreement and the Business Combination, upon the terms and conditions set forth in the Business Combination Agreement, and unanimously determined that Business Combination Agreement and the Business Combination are in the best interests of GCAC and its stockholders. The GCAC board of directors recommends that its stockholders vote “FOR” the proposals described in this proxy statement/consent solicitation statement/prospectus. When you consider the recommendation regarding these proposals by the GCAC board of directors, you should keep in mind that GCAC’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a GCAC stockholder. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating GCAC. See the section entitled “The Business Combination Proposal — Certain Interests of GCAC’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

In accordance with the GCAC Charter, net tangible assets will be maintained at a minimum of $5,000,001 upon consummation of our initial business combination.

Your attention is directed to the proxy statement/consent solicitation statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement/consent solicitation statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call us at (212) 895-3500.

By Order of the Board of Directors of GCAC

Prokopios “Akis” Tsirigakis Chairman, Co-Chief Executive Officer and Director of GCAC

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF GCAC CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF GCAC CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF GCAC CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE GCAC SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Cepton Technologies, Inc.
399 Trimble Road
San Jose, CA 95131

NOTICE OF SOLICITATION OF WRITTEN CONSENT

            , 2021

TO STOCKHOLDERS OF CEPTON TECHNOLOGIES, INC.:

On August 4, 2021, Growth Capital Acquisition Corp., a Delaware corporation (“GCAC”), GCAC Merger Sub Inc., a Delaware corporation and newly-formed, wholly-owned subsidiary of GCAC (“Merger Sub”), and Cepton Technologies, Inc., a Delaware corporation (“Cepton”), entered into a Business Combination Agreement (the “Business Combination Agreement”) pursuant to which Merger Sub will merge with and into Cepton, with Cepton continuing as the surviving corporation (the “Surviving Subsidiary”) and as a wholly-owned subsidiary of GCAC (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, including, but not limited to, the conversion of the Cepton Class F stock and Cepton preferred stock to Cepton common stock the “Business Combination”).

The accompanying proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the Cepton board of directors to request that the Cepton stockholders as of the record date of            , 2021 (the “Cepton Record Date”) approve the adoption of the Business Combination Agreement and the Business Combination (the “Cepton Business Combination Proposal”) by executing and returning the written consent furnished with the accompanying proxy statement/consent solicitation statement/prospectus.

The accompanying proxy statement/consent solicitation statement/prospectus describes the Business Combination Agreement, the Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Business Combination Agreement is attached as Annex A to the accompanying proxy statement/consent solicitation statement/prospectus.

A summary of the appraisal rights that may be available to you is described in “Appraisal Rights — Cepton Stockholder Appraisal Rights” beginning on page 277 of the accompanying proxy statement/consent solicitation statement/prospectus. Please note that if you wish to exercise appraisal rights you must not sign and return a written consent approving the adoption of the Business Combination Agreement and the Business Combination. However, so long as you do not return a written consent at all, it is not necessary to affirmatively vote against or disapprove the adoption of the Business Combination Agreement or the Business Combination. In addition, you must take all other steps necessary to perfect your appraisal rights.

The Cepton board of directors has considered the Business Combination and the terms of the Business Combination Agreement and unanimously approved and declared advisable the Business Combination Agreement and the Business Combination, upon the terms and conditions set forth in the Business Combination Agreement, and unanimously determined that Business Combination Agreement and the Business Combination are in the best interests of Cepton and its stockholders.

Please complete, date and sign the written consent furnished with the accompanying proxy statement/consent solicitation statement/prospectus and return it promptly to Cepton by one of the means described in “Cepton’s Solicitation of Written Consents” beginning on page 10 of the accompanying proxy statement/consent solicitation statement/prospectus.

By Order of the Board of Directors of Cepton,

Jun Pei
Chief Executive Officer and Director of Cepton

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission by GCAC, constitutes a prospectus of GCAC under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of GCAC to be issued to Cepton’s stockholders under the Business Combination Agreement. This document also constitutes a notice of a meeting and a proxy statement of GCAC under Section 14(a) of the Exchange Act with respect to the special meeting at which GCAC stockholders will be asked to consider and vote on a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters. This document also constitutes a consent solicitation statement that Cepton is providing to the holders of Cepton common stock, Cepton Class F stock and Cepton preferred stock to solicit, among other things, the required written consent to adopt and approve in all respects the Business Combination Agreement and the transactions contemplated thereby.

You should rely only on the information contained or incorporated by reference into this proxy statement/consent solicitation statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/consent solicitation statement/prospectus. This proxy statement/consent solicitation statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/consent solicitation statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/consent solicitation statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/consent solicitation statement/prospectus to GCAC stockholders or Cepton stockholders nor the issuance by GCAC of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/consent solicitation statement/prospectus regarding GCAC and its business, operations, management and other matters has been provided by GCAC and information contained in this proxy statement/consent solicitation statement/prospectus regarding Cepton and its business, operations, management and other matters has been provided by Cepton.

This proxy statement/consent solicitation statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this proxy statement/consent solicitation statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, please contact GCAC’s proxy solicitor listed below. You will not be charged for any of the documents these documents that you request.

Karen Smith
President & CEO
Advantage Proxy
PO Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
(banks and brokers can call collect at (206) 870-8565)
Email: ksmith@advantageproxy.com

In order for you to receive timely delivery of the documents in advance of the special meeting to be held on            , 2021, you must request the information by            , 2021.

For a more detailed description of the information incorporated by reference in this proxy statement/consent solicitation statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 281 of this proxy statement/consent solicitation statement/prospectus.

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TRADEMARKS

GCAC and Cepton own or have rights to trademarks that they use in connection with the operation of their respective businesses and that are used in this proxy statement/consent solicitation statement/prospectus. This proxy statement/consent solicitation statement/prospectus also includes other trademarks, trade names and service marks that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/consent solicitation statement/prospectus are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

MARKET AND INDUSTRY DATA

This proxy statement/consent solicitation statement/prospectus includes industry position and industry data and forecasts that GCAC and Cepton obtained or derived from internal company reports, independent third party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above. Although both GCAC and Cepton believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. GCAC’s and Cepton’s internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available. While GCAC and Cepton are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/consent solicitation statement/prospectus.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “GCAC” refer to Growth Capital Acquisition Corp.

In this document:

“ADAS” means advanced driver assistance systems.

“Amended and Restated Charter” means the second amended and restated certificate of incorporation of GCAC in the form included as Annex B to this proxy statement/consent solicitation statement/prospectus, to be adopted by GCAC pursuant to the Amended and Restated Charter Proposal.

“Autograde” means automotive-grade.

“AV” means autonomous vehicles.

“Business Combination” means the Merger and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated August 4, 2021, as it may further be amended or supplemented from time to time, by and among GCAC, Merger Sub and Cepton.

“Business Combination Marketing Agreement” means the business combination marketing agreement, dated January 29, 2021, by and between the Company and Maxim.

“Capital Markets Advisory Fee Engagement Letter” means the engagement letter between GCAC and Craig Hallum, dated as of August 4, 2021, pursuant to which Craig Hallum is providing certain capital markets advisory services to GCAC in accordance with the terms thereof.

“CCC” refers to the California Corporations Code, as amended.

“Cepton” means Cepton Technologies, Inc., a Delaware corporation, and includes the surviving corporation after the Merger. References herein to Cepton will include its subsidiaries to the extent reasonably applicable.

“Cepton Board” means the board of directors of Cepton.

“Cepton Business Combination Proposal” means the proposal to the Cepton stockholders to consider the Business Combination and to provide the required written consent to adopt and approve in all respects the Business Combination Agreement and the Business Combination, among other proposals.

“Cepton Class F stock” means shares of Class F stock, par value of $0.00001 per share, of Cepton.

“Cepton common stock” means shares of common stock, par value $0.001 per share, of Cepton.

“Cepton Outstanding Shares” means the total number of shares of Cepton common stock, Cepton Class F stock and the Cepton preferred stock (on an “as-converted” to Cepton common stock basis) on a diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of shares of Cepton common stock issuable upon conversion of Cepton preferred stock and Cepton Class F stock, the number of shares of Cepton common stock issued or issuable upon the exercise of all outstanding Cepton options and the shares of Cepton common stock underlying the Cepton warrant issued to Silicon Valley Bank on August 22, 2019, or any other equity equivalents, excluding, in all such cases, Cepton options that are not vested.

“Cepton preferred stock” means shares of preferred stock, par value $0.001 per shares, of Cepton.

“Cepton stock” means any of the Cepton common stock, Cepton preferred stock and Cepton Class F stock.

“Cepton Stockholder Approval” means the approval of the holders by written consent or affirmative vote of (i) the holders of a majority of the Cepton preferred stock (voting together as a single class on an “as-converted” to Cepton common stock basis), (ii) the holders of a majority of Cepton common stock, Cepton Class F Stock and Cepton preferred stock outstanding (voting together as a single class on an “as-converted” to Cepton common stock basis); (iii) the holders of a majority of the Cepton common stock (voting together as a single class) and (iv) the holders of a majority of the Cepton Class F Stock outstanding (voting together as a single class on an “as-converted” to Cepton common stock basis) in favor of the approval and adoption of the Business Combination Agreement and the Business Combination.

“Cepton stockholders” refers to holders of capital stock of Cepton as of the time immediately before the Effective Time.

“Closing” means the closing of the Business Combination.

“Closing GCAC Cash” means without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of GCAC; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of GCAC Common Stock pursuant to the Redemption (to the extent not already paid); plus (d) the aggregate amount of cash committed to purchase shares of GCAC Class A common stock pursuant to the PIPE Subscription Agreements entered into prior to the Closing in connection with the PIPE Investment (and that has been funded to the escrow account in accordance with the Subscription Agreements solely to the extent such Subscription Agreement expressly contemplates the funding of such committed cash into an escrow account prior to the Closing) or pursuant to Forward Purchase Agreements.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Entity” or “New Cepton” refers to Cepton, Inc. (which will be the new name of GCAC giving effect to the Business Combination, and which will include Cepton and any other direct or indirect subsidiaries of GCAC to the extent reasonably applicable).

“Company Convertible Securities” means, collectively, each outstanding option, warrant, convertible note or other right to subscribe or purchase any capital stock of Cepton or securities convertible into or exchange for, or that otherwise confer on the holder any right to acquire any capital stock of Cepton.

“COVID-19” means the coronavirus pandemic.

“Craig-Hallum” means Craig-Hallum Capital Group LLC, a limited liability company.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“DWAC” means The Depository Trust Company’s deposit withdrawal at custodian.

“Earnout Shares” means the up to 13,000,000 shares of New Cepton common stock that may be issued to Cepton securityholders if certain share prices of New Cepton common stock are achieved and other conditions are satisfied.

“Effective Time” means the effective time of the Merger in accordance with the Business Combination Agreement.

“Exchange Act” means Securities Exchange Act of 1934, as amended.

“Forward Purchase Agreement” means a forward purchase agreement with one or more investors to purchase equity securities of GCAC after the Closing on such terms and conditions as determined by the parties thereto.

“Founder Shares” means GCAC Class B common stock initially purchased by our Sponsor, Nautilus and HB Strategies in private placement transactions prior to the GCAC IPO, and the shares of our Class A common stock issued upon the conversion thereof as provided herein.

“Founder Warrants” means the Private Placement Warrants issued to the Sponsor Group in the Private Placement.

“GCAC” means Growth Capital Acquisition Corp., a Delaware corporation, which will be renamed “Cepton, Inc.” in connection with the Closing.

“GCAC Board” means the board of directors of GCAC.

“GCAC Charter” or “Charter” means GCAC’s current amended and restated certificate of incorporation as filed with the Secretary of State of the State of Delaware on January 29, 2021.

“GCAC Class A common stock” means the Class A common stock, par value $0.0001, of GCAC.

“GCAC Class B common stock” means the Class B common stock, par value $0.0001, of GCAC.

“GCAC common stock” means any of the Class A common stock and the Class B common stock of GCAC.

“GCAC IPO” means GCAC’s initial public offering that was consummated by GCAC on February 2, 2021.

“GCAC IPO Prospectus” means the final prospectus of GCAC, dated as of January 29, 2021, in connection with the GCAC IPO, as filed with the SEC pursuant to Rule 424(b) under the Securities Act on February 2, 2021 (File No. 333-248087).

“GCAC Special Meeting” means the special meeting of the stockholders of GCAC, to be held virtually at 10:00 a.m. Eastern Time on            , 2021.

“HB Strategies” are to HB Strategies LLC, a Delaware limited liability company.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Initial stockholders” means the Sponsor, Nautilus, HB Strategies, and any other holders of our founder shares prior to the GCAC IPO (or their permitted transferees).

“J.P. Morgan” means J.P. Morgan Securities LLC, a limited liability company.

“KPMG” means KPMG LLP, Cepton’s independent auditor.

“M&A Advisory Engagement Letter” means the engagement letter between GCAC and Maxim, dated as of August 4, 2021, pursuant to which Maxim is providing merger and acquisition advisory services to GCAC in connection with the Business Combination.

“Marcum” means Marcum LLP, GCAC’s independent auditor.

“Maxim” means Maxim Group LLC, the representative of the underwriters in GCAC’s initial public offering, co-placement agent with respect to the PIPE Investment, and as a merger and acquisitions advisor.

“Merger” means the merger of Merger Sub with and into Cepton, with Cepton continuing as the surviving corporation and as a wholly-owned subsidiary of GCAC, in accordance with the terms of the Business Combination Agreement.

“Merger Sub” means GCAC Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of GCAC.

“Minimum Cash Condition” means the condition to the Closing, which may be waived by Cepton, that, upon the Closing, GCAC have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE Investment, prior to giving effect to the payment of GCAC’s unpaid transaction expenses or liabilities, at least equal to $58.5 million dollars.

“Nautilus” means Nautilus Carriers LLC, a Delaware limited liability company, an affiliate of Prokopios “Akis” Tsirigakis and George Syllantavos, GCAC’s current co-Chief Executive Officers as of the date of this proxy statement/consent solicitation statement/prospectus.

“New Cepton Board” means the board of directors of New Cepton.

“New Cepton common stock” means the common stock, par value $0.0001 per share, of GCAC (which will be renamed Cepton, Inc.) following the Business Combination; such common stock was previously designated GCAC Class A common stock of GCAC, and New Cepton common stock will include any shares of GCAC Class B common stock that are converted into GCAC Class A common stock in connection with the Closing pursuant to the GCAC Charter.

“OEM” means automotive original equipment manufacturer.

“OEM-B” means General Motors.

“Per Share Stock Consideration” or “Per Share Stock Consideration Rate” means a number of shares of common stock of New Cepton equal to (a)(1) the equity value assigned to Cepton of $1,500,000,000, divided by (2) the total number of Cepton Outstanding Shares, divided by (b) 10.

“PIPE Investment” refers to the sale of shares of newly issued GCAC Class A common stock to the PIPE Investors in a private placement.

“PIPE Investors” means the investors in the PIPE Investment.

“PIPE Shares” means an aggregate of 5,950,000 shares of GCAC Class A common stock to be issued to PIPE Investors in the PIPE Investment.

“PIPE Subscription Agreements” means the subscription agreements, dated August 5, 2021 and October 19, 2021, by and among GCAC and the investors named therein relating to the PIPE Investment, the form of which is attached hereto as Annex F.

“Placement Agent Engagement Letter” means the engagement letter by and among GCAC, Maxim and J.P. Morgan, dated as of July 8, 2021, pursuant to which Maxim and J.P. Morgan are providing placement agent services to GCAC in connection with the PIPE Investment.

“Private Placement” means the private placement consummated simultaneously with the GCAC IPO in which GCAC issued to the Sponsor Group the Placement Warrants.

“Private Placement Warrants” means 5,175,000 warrants to purchase shares of GCAC Class A common stock issued to the Sponsor Group in the Private Placement (including the additional warrants purchased after the GCAC IPO in connection with the overallotment securities issued by GCAC’s underwriters). Each Private Placement Warrant entitles the holder thereof to purchase one share of GCAC Class A common stock for $11.50 per share.

“Proposals” means the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

“Public Shares” means GCAC Class A common stock underlying the Units sold in the GCAC IPO, including any overallotment securities acquired by GCAC’s underwriters.

“Public Warrants” means warrants underlying the Units issued in the GCAC IPO. Each Public Warrant entitles the holder thereof to purchase one share of GCAC Class A common stock for $11.50 per share.

“Redemption” means the right of the holders of Class A common stock to have their shares redeemed in accordance with the procedures set forth in this proxy statement/consent solicitation statement/prospectus and the GCAC Charter.

“Required Proposals” means the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Growth Capital Sponsor LLC, a New York limited liability company, an affiliate of Maxim Group LLC.

“Sponsor Group” means Sponsor, Nautilus and HB Strategies.

“Trust Account” means the trust account of GCAC, which holds the net proceeds of the GCAC IPO, including from overallotment securities sold by GCAC’s underwriters, and the sale of the Private Placement Warrants, together with interest earned thereon, less amounts released to pay franchise and income tax obligations and up to $100,000 for dissolution expenses, and amounts paid pursuant to redemptions.

“Units” means Units issued in the GCAC IPO, including any overallotment securities acquired by GCAC’s underwriters, consisting of one share of GCAC Class A common stock and one-half of one Public Warrant.

“Warrants” means any of the Private Placement Warrants, the Public Warrants and the Working Capital Warrants (if any).

“Working Capital Warrants” means any warrants issued to the Sponsor or its affiliates or GCAC’s officers or directors in connection with any loans made by them to GCAC prior to the closing of GCAC’s initial business combination in accordance with the GCAC IPO Prospectus. As described in the GCAC IPO Prospectus, up to $1,500,000 of such loans may be converted at the election of the applicable lender into warrants at a price of $1.00 per warrant, which warrants would be identical to the Private Placement Warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/consent solicitation statement/prospectus may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. GCAC and Cepton caution readers of this proxy statement/consent solicitation statement/prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond GCAC and Cepton’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits and the commercial attractiveness to its customers of Cepton’s products and services, the potential success of Cepton’s marketing and expansion strategies, the potential for Cepton to achieve design awards, potential benefits of the Business Combination (including with respect to shareholder value), and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this proxy statement/consent solicitation statement/prospectus, and on the current expectations of Cepton’s and GCAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including:

•        the conditions affecting the markets in which Cepton operates;

•        the success of Cepton’s strategic relationships, including with our Tier 1 partners, none of which are exclusive;

•        fluctuations in sales of Cepton’s major customers;

•        fluctuations in capital spending in the Automotive and Smart Infrastructure markets;

•        the impact of the coronavirus (“COVID-19”) pandemic on the global economy and financial markets, including any restrictions on Cepton’s operations and the operations of Cepton’s customers and suppliers resulting from public health requirements and government mandates;

•        changes in applicable laws or regulations;

•        the possibility that Cepton’s business or the combined company may be adversely affected by other economic business, and/or competitive factors;

•        the risk that current trends in the Automotive and Smart Infrastructure markets decelerate or do not continue;

•        estimates for the financial performance of Cepton’s business may prove to be incorrect or materially different from actual results;

•        the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of GCAC or Cepton is not obtained;

•        failure to realize the anticipated benefits of the proposed business combination;

•        risks relating to the uncertainty of the projected financial and operating information with respect to Cepton, including whether Cepton will be able to achieve its target milestones, its pricing and sales volume targets, and its proposed production timelines and win the engagements contemplated in its projected pipeline, and the ability of original equipment manufacturers (“OEMs”) and other strategic partners to re-source or cancel vehicle or technology programs;

•        risks related to future market adoption of Cepton’s offerings;

•        the final terms of Cepton arrangement with its Tier 1 partner and, in turn, its Tier 1 partner’s award with OEM-B differing from Cepton’s expectations, including with respect to volume and timing, or the arrangement can be terminated or may not materialize into a long-term contract partnership arrangement;

•        risks related to Cepton’s marketing and growth strategies;

•        the effects of competition on Cepton’s future business;

•        the amount of redemption requests made by GCAC’s public stockholders;

•        the ability of GCAC or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future;

•        Cepton and GCAC’s inability to complete the proposed Business Combination contemplated by the Business Combination Agreement;

•        matters discovered by the parties as they complete their respective due diligence investigation of the other;

•        the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by GCAC’s stockholders;

•        the ability of the combined company to meet the initial listing standards of The Nasdaq Stock Market upon consummation of the Business Combination;

•        costs related to the proposed Business Combination;

•        expectations with respect to future operating and financial performance and growth, including when Cepton will generate positive cash flow from operations;

•        Cepton’s ability to raise funding on reasonable terms as necessary to develop its product in the timeframe contemplated by its business plan;

•        Cepton’s ability to execute its business plans and strategy;

•        the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination and definitive agreements for the Business Combination by the stockholders of GCAC;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination;

•        the outcome of any legal proceedings that may be instituted against Cepton or GCAC related to Business Combination, and those factors discussed in GCAC’s final prospectus filed on January 29, 2021 under the heading “Risk Factors,” and other documents of GCAC filed, or to be filed, with the SEC; and

•        other risks and uncertainties described in this proxy statement/consent solicitation statement/prospectus, including those under the section entitled “Risk Factors.”

If any of these risks materialize or any of GCAC’s or Cepton’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither GCAC nor Cepton presently know or that GCAC and Cepton currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GCAC’s and Cepton’s expectations, plans or forecasts of future events and views as of the date of this proxy statement/consent solicitation statement/prospectus. GCAC and Cepton anticipate that subsequent events and developments will cause GCAC’s and Cepton’s assessments to change. However, while GCAC and Cepton may elect to update these forward-looking statements at some point in the future, GCAC and Cepton specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GCAC’s and Cepton’s assessments as of any date subsequent to the date of this proxy statement/consent solicitation statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Actual results, performance or achievements may, and are likely to, differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements were based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond GCAC’s and Cepton’s control.

CEPTON’S SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation Statement; Recommendation of the Cepton Board of Directors

The Cepton Board is providing this proxy statement/consent solicitation statement/prospectus to Cepton stockholders. Cepton stockholders are being asked to adopt and approve the Cepton Business Combination Proposal by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

After consideration, the Cepton Board unanimously approved and declared advisable the Business Combination Agreement and the Business Combination, upon the terms and conditions set forth in the Business Combination Agreement, and unanimously determined that the Business Combination Agreement and the Business Combination are in the best interests of Cepton and its stockholders. The Cepton Board unanimously recommends that Cepton stockholders approve the Cepton Business Combination Proposal.

Cepton Stockholders Entitled to Consent

Only Cepton stockholders of record as of the close of business on           , 2021 (the “Cepton Record Date”) will be entitled to execute and deliver a written consent. As of the close of the Cepton Record Date, there were             shares of Cepton common stock outstanding and             shares of Cepton preferred stock outstanding, consisting of             shares of Cepton Series A preferred stock,             shares of Cepton Series B preferred stock,             shares of Cepton Series B-1 preferred stock, and             shares of Cepton Series C preferred stock, and             shares of Cepton Class F stock, in each case entitled to execute and deliver written consents with respect to the Cepton Business Combination Proposal. Each holder of Cepton common stock is entitled to one vote for each share of Cepton common stock held as of the Cepton Record Date; each holder of Cepton Class F stock is entitled to a number of votes equal to the number of shares of Cepton common stock into which the shares of Cepton Class F held by such holder could be converted as of the Cepton Record Date; and each holder of Cepton preferred stock is entitled to a number of votes equal to the number of shares of Cepton common stock into which the shares of such series of Cepton preferred stock held by such holder could be converted as of the Cepton Record Date.

Written Consents; Required Written Consents

The approval of the Cepton Business Combination Proposal requires the affirmative vote or written consent of (i) a majority of the Cepton preferred stock outstanding as of the Cepton Record Date (voting together as a single class on an “as-converted” to Cepton common stock basis), (ii) the holders of a majority of Cepton common stock, Cepton Class F stock and Cepton preferred stock outstanding as of the Cepton Record Date (voting together as a single class on an “as-converted” to Cepton common stock basis), (iii) the holders of a majority of the Cepton common stock outstanding as of the Cepton Record Date (voting together as a single class), and (iv) the holders of a majority of the Cepton Class F stock outstanding as of the Cepton Record Date (voting together as a single class on an “as-converted” to Cepton common stock basis).

Concurrently with the execution of the Business Combination Agreement, GCAC, Merger Sub and certain Cepton stockholders (the “Supporting Cepton Stockholders”) entered into the Cepton Stockholder Support Agreements. Each Cepton Stockholder Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Cepton’s stockholders, each Supporting Cepton Stockholder will execute and deliver a written consent with respect to the outstanding shares of Cepton common stock and Cepton preferred stock held by such Supporting Cepton Stockholder adopting the Business Combination Agreement and approving the Business Combination. As of September 30, 2021, the shares of Cepton Capital stock that are owned by the Supporting Cepton Stockholders and subject to the Cepton Stockholder Support Agreements represent approximately 97.6346% of the outstanding shares of Cepton common stock, approximately 73.3582% of the outstanding shares of Cepton preferred stock and 100% of the outstanding shares of Cepton Class F stock. The execution and delivery of written consents by all of the Supporting Cepton Stockholders will constitute the Cepton Stockholder Approval at the time of such delivery.

Submission of Written Consents

You may consent to the Cepton Business Combination Proposal with respect to your shares of Cepton stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Cepton by the consent deadline.

If you hold shares of Cepton stock as of the close of business on the Cepton Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Cepton. Once you have completed, dated and signed the written consent, you may deliver it to Cepton by emailing a .pdf copy to investorrelations@cepton.com.

The Cepton Board has set             , 2021 as the consent deadline. Cepton reserves the right to extend the consent deadline beyond             , 2021. Any such extension may be made without notice to Cepton stockholders.

Cepton stockholders should not send stock certificates with their written consents. Concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, a letter of transmittal and written instructions for the surrender of Cepton stock certificates or electronic certificates, as applicable, will be mailed to Cepton stockholders. Do not send in your certificates now.

Executing Written Consents; Revocation of Written Consents

You may execute a written consent to approve the Cepton Business Combination Proposal (which is equivalent to a vote for such proposal), or disapprove, or abstain from consenting with respect to, the Cepton Business Combination Proposal (which is equivalent to a vote against such proposal). If you do not return your written consent, it will have the same effect as a vote against the Cepton Business Combination Proposal. If you are a record holder of shares of Cepton common stock, Cepton preferred stock and/or Cepton Class F stock and you return a signed written consent without indicating your decision on the Cepton Business Combination Proposal, you will have given your consent to approve such proposal.

Your consent to the Cepton Business Combination Proposal may be changed or revoked at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents contemplated by the Cepton Stockholder Support Agreements will constitute the Cepton Stockholder Approval at the time of such delivery. If you wish to change or revoke your consent before the consent deadline, you may do so by sending a new written consent with a later date or by delivering a notice of revocation, in either case by emailing a .pdf copy to investorrelations@cepton.com.

Due to the obligations of the Supporting Cepton Stockholders under the Cepton Stockholder Support Agreements, a failure of any other Cepton stockholder to deliver a written consent, or any change or revocation of a previously delivered written consent by any other Cepton stockholder, is not expected to have any effect on the approval of the Cepton Business Combination Proposal.

Solicitation of Written Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation statement materials is being borne by Cepton. Officers and employees of Cepton may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

QUESTIONS AND ANSWERS

The following questions and answers below only highlight selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the GCAC Special Meeting and in connection with Cepton’s consent solicitation, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to stockholders of GCAC and Cepton. We urge the stockholders of GCAC and Cepton to read carefully this entire proxy statement/consent solicitation statement/prospectus, including the Annexes and other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the GCAC Special Meeting. See also the section of this proxy statement/consent solicitation statement/prospectus titled “Where You Can Find More Information”.

QUESTIONS AND ANSWERS ABOUT THE GCAC SPECIAL MEETING

Q:     Why am I receiving this proxy statement/consent solicitation statement/prospectus?

A:     GCAC stockholders are being asked to consider and vote upon a proposal to approve the Business Combination contemplated by the Business Combination Agreement, among other proposals. Upon the completion of the transactions contemplated by the Business Combination Agreement, Cepton will become a wholly-owned subsidiary of GCAC. A copy of the Business Combination Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A.

This proxy statement/consent solicitation/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the GCAC Special Meeting. You should read this proxy statement/consent solicitation/prospectus and its annexes carefully and in their entirety.

THE VOTE OF GCAC STOCKHOLDERS IS IMPORTANT. GCAC STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE GCAC SPECIAL MEETING.

Below are proposals on which GCAC stockholders are being asked to vote.

(1)    The Business Combination Proposal (Proposal 1) — To approve and adopt the Business Combination Agreement and the transactions contemplated therein pursuant to which:

(a)     the outstanding GCAC Class A common stock, par value $0.0001 per and GCAC Class B common stock that are converted into GCAC Class A common stock in accordance with the GCAC Charter will be redesignated as common stock, par value $0.00001 per share, of Cepton, Inc. (which will be the new name of GCAC after the Closing, as described below);

(b)    each share of Cepton common stock (other than those properly exercising any applicable dissenters or appraisal rights under applicable law) will be converted into the right to receive the Per Share Stock Consideration; and

(c)     each option to purchase shares of Cepton common stock, whether or not exercisable and whether or not vested, that is outstanding immediately prior to the Effective Time will be assumed by GCAC and converted into an option to purchase shares of New Cepton common stock.

In addition to the approval of the Proposals at the GCAC Special Meeting, unless waived by the parties to the Business Combination Agreement, in accordance with applicable law, the closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement including, among other things, receipt of the requisite stockholder approval contemplated by this proxy statement/consent solicitation statement/prospectus. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/consent solicitation statement/prospectus titled “Business Combination Proposal — Conditions to the Closing of the Business Combination.”

The Business Combination Agreement may be terminated at any time prior to the Closing of the Business Combination upon agreement of Cepton and GCAC, or by Cepton or GCAC acting alone, in specified circumstances. For more information about the termination rights under the Business Combination Agreement, see the section titled “Business Combination Proposal — Termination.”

Pursuant to the GCAC Charter, in connection with the Business Combination, holders of Public Shares may elect to redeem, subject to the closing of the Business Combination, shares of GCAC Class A common stock then held by them for cash equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of GCAC’s Business Combination, including interest earned on the funds held in the trust account and not previously released to GCAC to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. As of September 30, 2021, based on funds in the Trust Account of approximately $172.5 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of GCAC Class A common stock was approximately $10.00 per share. GCAC public stockholders are not required to attend or vote at the GCAC Special Meeting in order to redeem their shares of GCAC Class A common stock for cash. This means that public stockholders who hold shares of GCAC Class A common stock on or before            , 2021 (two (2) business days before the GCAC Special Meeting) will be eligible to elect to have their shares of GCAC Class A common stock redeemed for cash, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the GCAC Special Meeting. If a holder exercises its redemption rights in connection with the Business Combination, then such holder will be exchanging its GCAC Class A common stock for cash and will only have equity interests in New Cepton pursuant to its right to the exercise of its Public Warrants, to the extent it still holds Public Warrants. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent at least two business days prior to the GCAC Special Meeting. Holders of Public Shares may elect to redeem their shares whether or not such shares are voted at the GCAC Special Meeting. See the section titled “GCAC Special Meeting — Redemption Rights.”

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal are approved at the GCAC Special Meeting. In addition, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/consent solicitation statement/prospectus.

The Business Combination involves numerous risks. For more information about these risks, see the section titled “Risk Factors.”

(2)    The Amended and Restated Charter Proposal (Proposal 2) — GCAC stockholders will be asked to approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of each of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal and the consummation of the Business Combination, a second amendment and restatement of the GCAC Charter, as set out in the form of second amended and restated version of GCAC’s certificate of incorporation appended to this proxy statement/consent solicitation statement/prospectus as Annex B (the “Amended and Restated Charter”). The Amended and Restated Charter, which will be effective as of the Closing, will provide for the following:

(a)     change the name of GCAC to “Cepton, Inc.”;

(b)    increase the total number of authorized shares of capital stock to 355,000,000 shares and, in accordance with the Amended and Restated Charter, all shares of outstanding Class B common stock will automatically convert into shares of Class A common stock on a one-to-one basis and thereafter, all Class A common stock will be renamed as common stock;

(c)     change the size and the structure of the New Cepton Board to be divided into three classes, designated Class A, Class B and Class C. Each class will consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. Each director will serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A will serve for a term expiring at GCAC’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B will serve for a term expiring at GCAC’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C will serve for a term expiring at GCAC’s third annual meeting of stockholders held after the Effective Time; and

(d)    remove and change certain provisions in the GCAC Charter related to GCAC’s status as a special purpose acquisition company.

(3)    The Nasdaq Proposal (Proposal 3) — To consider and vote upon, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of (i) shares of GCAC common stock pursuant to the Business Combination Agreement and (ii) PIPE Shares to the PIPE Investors in the PIPE Financing in connection with the Business Combination.

(4)    The Incentive Plan Proposal (Proposal 4) — To approve and adopt the equity incentive award plan established to be effective as of the Closing of the Business Combination. A summary of the 2021 Plan is set forth in the “The Incentive Plan Proposal (Proposal 4)” section of this proxy statement/consent solicitation statement/prospectus and a complete copy of the 2021 Plan is attached hereto as Annex D. You are encouraged to read the 2021 Plan in its entirety.

(5)    The ESPP Proposal (Proposal 5) — To approve and adopt the ESPP established to be effective as of the Closing of the Business Combination. A summary of the ESPP is set forth in the “ESPP Proposal” section of this proxy statement/consent solicitation statement/prospectus and a complete copy of the ESPP is attached hereto as Annex E. You are encouraged to read the ESPP in its entirety.

(6)    The Adjournment Proposal (Proposal 6) — To consider and vote upon a proposal to adjourn the GCAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the GCAC Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal.

Q:     When and where will the GCAC Special Meeting take place?

A:     The GCAC Special Meeting will be held on            , 2021 at            , Eastern Time, via live audio webcast at
or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q:     Are the proposals conditioned on one another?

A:     Unless the Business Combination Proposal is approved, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal will not be presented to the stockholders of GCAC at the GCAC Special Meeting, insofar as the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is conditioned on the approval of the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/consent solicitation statement/prospectus. It is important for you to note that if the Business Combination Proposal does not receive the requisite vote for approval, GCAC will not consummate the Business Combination. If GCAC does not consummate the Business Combination and fails to complete an initial business combination by August 2, 2022, GCAC will be required, in accordance with the GCAC Charter, to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account (less amounts released to pay franchise and income tax obligations and up to $100,000 for dissolution expenses, and amounts paid pursuant to redemptions) to its public stockholders, unless it seeks and obtains the approval of GCAC stockholders to amend the GCAC Charter to extend such date.

Q:     What will happen in the Business Combination?

A:     At the Closing, Merger Sub will merge with and into Cepton, with Cepton surviving such Merger, as a result of which Cepton stockholders (except those who properly exercise appraisal or dissenters rights under applicable law) will receive newly issued shares of New Cepton common stock, and any Cepton Options will be assumed by GCAC. Upon consummation of the Business Combination, Cepton will become a wholly-owned subsidiary of GCAC. After the Closing of the Business Combination, the cash held in the Trust Account will be released from the Trust Account and used to pay each of GCAC’s and Cepton’s transaction expenses and other liabilities of GCAC due as of the Closing, and for working capital and general corporate purposes. A copy of the Business Combination Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A.

Q:     What equity stake will current stockholders of GCAC and Cepton stockholders hold in New Cepton after the Closing?

A:     It is anticipated that, upon the completion of the Business Combination, GCAC’s public stockholders will retain an ownership interest of approximately 10.2% of the outstanding capital stock of New Cepton, the Sponsor Group will retain an aggregate ownership interest of approximately 2.5% of the outstanding capital stock of New Cepton, the PIPE Investors will retain an aggregate ownership interest of approximately 3.5% of the outstanding capital stock of New Cepton (including Koito’s ownership of approximately 2.9% of the outstanding capital stock of New Cepton), and the Cepton stockholders will own approximately 83.8% of the outstanding capital stock of New Cepton (including Koito’s ownership of approximately 8.7% of the outstanding capital stock of New Cepton). On a diluted basis, reflecting the vested Cepton options, GCAC’s public shareholders will retain 9.7%, the PIPE Investors will retain an aggregate ownership of approximately 3.4% of the outstanding capital stock of New Cepton (including Koito’s ownership of approximately 2.8% of the outstanding capital stock of New Cepton) and the Cepton Stockholders would retain an aggregate of 84.5% of the capital stock of Cepton (including Koito’s ownership of approximately 8.3% of the outstanding capital stock of New Cepton). The foregoing ownership percentages with respect to New Cepton following the Business Combination excludes any outstanding Warrants and assumes that (i) there are no redemptions of any shares by GCAC’s public stockholders in connection with the Business Combination (or in connection with an amendment to the GCAC Charter prior to the Closing to extend the deadline by which GCAC must complete its initial business combination (an “Extension Redemption”)), (ii) no awards are issued under the 2021 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) GCAC does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by GCAC’s existing stockholders in New Cepton will be different.

If any of GCAC’s public stockholders exercise their redemption rights, the percentage of New Cepton’s outstanding common stock held by GCAC’s public stockholders will decrease and the percentages of New Cepton’s outstanding common stock held by the Sponsor and by the Cepton Stockholders will increase, in each case, relative to the percentage held if none of the Public Shares are redeemed.

If any of GCAC’s public stockholders as of September 30, 2021 redeem their Public Shares at Closing in accordance with the GCAC Charter but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant of $1.00 as of October 8, 2021, would be $5.2 million regardless of the amount of redemptions by the Public Shareholders. Upon the issuance of New Cepton Common Stock in connection with the Business Combination, the percentage ownership of New Cepton by GCAC’s public stockholders who do not redeem their Public Shares will be diluted. GCAC public stockholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming GCAC public stockholders. The percentage of the total number of outstanding shares of Common Stock that will be owned by GCAC public stockholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination.

The following table illustrates varying beneficial ownership levels in New Cepton, as well as possible sources and extents of dilution for non-redeeming public stockholders, assuming no redemptions by Public Shareholders, low (i.e., 25%) redemptions by public stockholders, high (i.e., 75%) redemptions by public stockholders, and the maximum redemptions by public stockholders:

	No Redemptions(1)%		Low Redemption(2)%		High Redemption(3)%		Maximum Redemption(4)%
Cepton stockholders	142,488,141	83.8%	142,488,141	85.8%	142,488,141	90.2%	142,488,141	92.5%
GCAC’s public stockholders	17,250,000	10.2%	13,259,263	8.0%	5,277,790	3.3%	1,287,053	0.8%
GCAC Founder shares	4,312,500	2.5%	4,312,500	2.6%	4,312,500	2.7%	4,312,500	2.8%
PIPE Investors(5)	5,950,000	3.5%	5,950,000	3.6%	5,950,000	3.8%	5,950,000	3.9%
Pro Forma New Cepton Stock at June 30, 2021	170,000,641	100%	166,009,904	100%	158,028,431	100%	154,037,694	100%
Potential sources of dilution
Public Warrants(6)	8,625,000	5.1%	8,625,000	5.2%	8,625,000	5.5%	8,625,000	5.6%
Private Warrants(7)	5,175,000	3.0%	5,175,000	3.1%	5,175,000	3.3%	5,175,000	3.4%
Cepton options and unvested restricted stock(8)	17,745,841	10.4%	17,745,841	10.7%	17,745,841	11.2%	17,745,841	11.5%
Earnout shares(9)	13,000,000	7.6%	13,000,000	7.8%	13,000,000	8.2%	13,000,000	8.4%

____________

(1)      Redemption percentages are based on a total of 15,962,947 redeemable Public Shares pursuant to the GCAC Charter.

(2)      Assumes that 3,990,737 Public Shares are redeemed for aggregate redemption payments of $39,907,368, assuming a $10.00 per share Redemption Price and based on funds in the Trust Account and working capital available to GCAC outside of the Trust Account as of September 30, 2021. The Business Combination Agreement includes a condition to the Closing, waivable by Cepton, that, at the Closing, GCAC has cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any Redemptions) and the proceeds of any PIPE Investment, at least equal to $59,500,000.

(3)      Assumes that 11,972,210 Public Shares are redeemed for aggregate redemption payments of $119,722,103, assuming a $10.00 per share Redemption Price and based on funds in the Trust Account and working capital available to GCAC outside of the Trust Account as of September 30, 2021. The Business Combination Agreement includes a condition to the Closing, waivable by Cepton, that, at the Closing, GCAC has cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, at least equal to $59,500,000.

(4)      Assumes that 15,962,947 Public Shares are redeemed for aggregate redemption payments of $159,629,470, assuming a $10.00 per share Redemption Price and based on funds in the Trust Account and working capital available to GCAC outside of the Trust Account as of September 30, 2021. The Business Combination Agreement includes a condition to the Closing, waivable by Cepton, that, at the Closing, GCAC has cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, at least equal to $59,500,000.

(5)      Assumes the PIPE Investment is consummated in accordance with its terms for $59,500,000, with 5,950,000 shares of New Cepton Common Stock issued to the PIPE Investors.

(6)      Assumes exercise of 8,625,000 Public Warrants (at a purchase price of $11.50 per Public Warrant) resulting into a cash inflow of $99,187,500 for New Cepton and 8,625,000 New Cepton common stock issued to holders of Public Warrants.

(7)      Assumes exercise of 5,175,000 Private Placement Warrants (at $11.50 per Private Placement Warrant) resulting into a cash inflow of $59,512,500 for the Company and 5,175,000 New Cepton common stock issued to holders of Private Placement Warrants.

(8)      Assumes exercise of 17,529,059 Cepton Options resulting into a cash inflow of $78,072,735 for the Company and 17,529,059 New Cepton common stock issued to holders of Cepton Options and the vesting of 216,782 unvested restricted shares New Cepton common stock.

(9)      Percentages are calculated based on the pro forma New Cepton common stock at June 30, 2021 in each redemption scenario.

See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Business Combination Agreement, including the approval by the stockholders of GCAC and the stockholders of Cepton of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal. The Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are subject to and conditioned on the approval of the Business Combination Proposal. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section titled “The Business Combination Proposal — The Business Combination Agreement” and “Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus The Proposals — The Business Combination Proposal (Proposal 1) — Merger Closing Conditions.”

Q:     Why is GCAC providing stockholders with the opportunity to vote on the Business Combination?

A:     Under the GCAC Charter, GCAC must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of GCAC’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, GCAC has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, GCAC is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their Public Shares in connection with the Closing of the Business Combination.

Q:     Are there any arrangements to help ensure that GCAC will have sufficient funds, together with the proceeds in its Trust Account, to meet the Minimum Cash Condition for consummating the Business Combination?

A:     Yes. On August 5, 2021 and October 19, 2021, GCAC entered into PIPE Subscription Agreements with certain PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and GCAC agreed to sell to the PIPE Investors, an aggregate of 5,950,000 shares of GCAC Class A common stock for gross proceeds to GCAC of $59.5 million in a private placement. The closing of the PIPE Investment is contingent upon, among other customary closing conditions, the substantially concurrent Closing. The proceeds from the Trust Account and the PIPE Investment will be used to pay any loans owed by GCAC, for any GCAC transaction expenses or other administrative expenses incurred by GCAC, and to pay all unpaid transaction expenses of Cepton and any remainder will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions. In addition, GCAC and/or Cepton may seek to arrange for additional third-party financing which may be in the form of debt (including bank debt or convertible notes) or equity (including the sale of shares pursuant to additional PIPE subscriptions), the proceeds of which would be used for a variety of purposes including, in the case of GCAC, to meet the Minimum Cash Condition for consummating the Business Combination.

Q:     How many votes do I have at the GCAC Special Meeting?

A:     GCAC stockholders are entitled to one vote at the GCAC Special Meeting for each share of GCAC common stock held of record as of            , 2021 the record date for the GCAC Special Meeting (the “Record Date”). Holders of GCAC Class A common stock and GCAC Class B common stock will vote together as one class. As of the close of business on the Record Date, there were 21,562,500 outstanding shares of GCAC common stock.

Q:     What vote is required to approve the proposals presented at the GCAC Special Meeting?

A:     The approval of the Amended and Restated Charter Proposal requires the affirmative vote of a majority of the issued and outstanding GCAC common stock as of the Record Date. Accordingly, a GCAC stockholder’s failure to vote by proxy or to vote in person at the GCAC Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Amended and Restated Charter Proposal.

The Sponsor Group and GCAC’s directors and officers have agreed to vote their shares in favor of the Business Combination and the Merger, including the Business Combination Proposal and the other Proposals. As a result, in addition to our initial stockholders’ founder shares, we would need only 6,468,751, or approximately 37.5%, of the Public Shares, to be voted in favor of the Amended and Restated Charter Proposal in order to have the Business Combination approved.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of GCAC common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the GCAC Special Meeting. A GCAC stockholder’s failure to vote by proxy or to vote in person at the GCAC Special Meeting will not be counted towards the number of shares of GCAC common stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on, the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and (if applicable) the Adjournment Proposal.

If the Business Combination Proposal is not approved, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the GCAC stockholders for a vote. The approval of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination.

Q:     May GCAC, the Sponsor Group or GCAC’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:     In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor Group, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of GCAC’s Sponsor or the other members of the Sponsor Group, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of GCAC shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor or any other member of the Sponsor Group or GCAC’s directors, officers or advisors or their respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:     What constitutes a quorum at the GCAC Special Meeting?

A:     Holders of a majority in voting power of GCAC common stock issued and outstanding and entitled to vote at the GCAC Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has power to adjourn the GCAC Special Meeting. As of the Record Date,              shares of GCAC common stock would be required to achieve a quorum.

Q:     How will the Sponsor Group and the directors and officers of GCAC vote?

A:     The Sponsor, Nautilus and GCAC’s officers and directors each entered into letter agreements, pursuant to which they have agreed to vote their founder shares and any public shares purchased during or after GCAC’s initial public offering (including in open market and privately negotiated transactions) in favor of the Business Combination, including each of the Proposals. Additionally, HB Strategies has agreed to vote its founder shares in favor of the Business Combination, including the Proposals. Accordingly, if GCAC seeks stockholder approval of its initial business combination, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor Group agreed to vote their Founder Shares in accordance with the majority of the votes cast by GCAC’s public stockholders.

As a result, in addition to GCAC’s initial stockholders’ founder shares, GCAC would need only 6,468,751, or approximately 37.5%, of the Public Shares, to be voted in favor of the Business Combination in order to have the Business Combination approved (assuming all outstanding shares are voted); or 1,078,126, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and assuming the Sponsor Group, GCAC’s officers and directors and their affiliates do not purchase any units after GCAC’s initial public offering.

Q:     What interests do GCAC’s initial stockholders and current officers and directors have in the Business Combination?

A:     George Syllantavos will be GCAC’s designee to the New Cepton Board upon the effectiveness of the Merger. As a director, in the future Mr. Syllantavos may receive any cash fees, stock options or stock awards that the New Cepton Board determines to pay to its directors. None of the Sponsor Group or current officers or directors of GCAC will receive any interest in the Business Combination other than the interests they owned prior to the Business Combination. The interests of members of the Sponsor Group or current officers or directors of GCAC may be different from or in addition to (and which may conflict with) your interests and may be incentivized to complete a less favorable business combination rather than liquidating GCAC. These interests include:

•        unless GCAC consummates an initial business combination, GCAC’s officers, directors and the Sponsor Group will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (as of September 30, 2021, none of GCAC’s officers and directors have incurred any out-of-pocket expenses);

•        as a condition to the GCAC IPO, pursuant to the letter agreements, the initial stockholders’ Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable or salable (i) in the case of the founder shares until the earlier of (A) six months after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of the GCAC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 60 days after our initial business combination, or (y) the date on which GCAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of GCAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the private placement warrants and any shares of GCAC Class A common stock issued upon exercise thereof, until 30 days after the completion of GCAC’s initial business combination (while the Founder Shares are not the same as the GCAC Class A common stock, are subject to certain restrictions that are not applicable to the GCAC Class A common stock, and may become worthless if GCAC does not complete a business combination by August 2, 2022, the aggregate value of the 4,312,500 Founder Shares owned by GCAC’s initial stockholders is estimated to be approximately $42.8 million, assuming the per share value of the Founder Shares is the same as the $9.92 closing price of the GCAC Class A common stock on Nasdaq as of October 8, 2021);

•        the initial stockholders purchased an aggregate of 5,175,000 Private Placement Warrants, each exercisable for one share of our GCAC Class A common stock at $11.50 per share, for a purchase price of $5,175,000, or $1.00 per warrant, in the Private Placement consummated simultaneously with the GCAC IPO, which warrants will be worthless if a business combination is not consummated (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 5,175,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $5.2 million, assuming the per warrant value of the Private Placement Warrants is the same as the $1.00 closing price of the Public Warrants on Nasdaq as of October 8, 2021);

•        the initial stockholders have agreed that the Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after GCAC has completed a business combination, subject to limited exceptions;

•        pursuant to the Business Combination Marketing Agreement entered into by GCAC and Maxim (which is the managing member of our Sponsor) in connection with the GCAC IPO, upon consummation of the Business Combination, a transaction fee equal to 3.5% of the gross proceeds received by GCAC in the GCAC IPO, or $6,037,500, (the “Maxim Transaction Fee”), will be payable to Maxim and Maxim will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by Maxim. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the Maxim Transaction Fee or have these expenses reimbursed;

•        pursuant to the Placement Agent Engagement Letter, at the Closing, Maxim and J.P. Morgan will be paid a fee for acting as private placement agents in connection with the Business Combination (of which $515,000 is payable to Maxim) (the “Placement Agent Fee”), together with reasonable out-of-pocket expenses for which Maxim and J.P. Morgan have not previously been reimbursed thereunder. Accordingly, Maxim and J.P. Morgan have an interest in GCAC completing the Business Combination because, if the Business Combination or another business combination is not consummated, Maxim and J.P. Morgan will not receive the Placement Agent Fee and will not be reimbursed for unpaid expenses pursuant to the Placement Agent Engagement Letter;

•        pursuant to the M&A Advisory Engagement Letter, at the Closing, Maxim will be paid $7.5 million (the “M&A Advisory Fee”), together with reasonable out-of-pocket expenses for which Maxim has not previously been reimbursed thereunder. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the M&A Advisory Fee or have these expenses reimbursed;

•        the fact that the Sponsor Group paid an aggregate of $25,000 for its Founder Shares and that each of Nautilus and HB Strategies, which are members of the Sponsor Group, purchased from GCAC 1,379,167 shares of GCAC Class B common stock for a purchase price of $2,043 (or an aggregate purchase price of $4,086) and paid $5,175,000 to purchase the Private Placement Warrants (for an aggregate purchase price from GCAC of $5,200,000) which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the Class A common stock on October 8, 2021, which was $9.92, would have an aggregate value of $42.8 million as of the same date and. including the purchase of the Private Placement Warrants and based on the closing trading price of the Public Warrants on October 8, 2021, which was $1.00, would have an aggregate value of $5.2 million. If GCAC does not consummate the Business Combination or another initial business combination by August 2, 2022, and GCAC is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.006 per share that the members of the Sponsor Group paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, members of the Sponsor Group may earn a positive rate of return even if the share price of New Cepton after the Closing falls below the price initially paid for the Units in the IPO and the GCAC public stockholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the initial stockholders have agreed not to redeem any of their Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•        if GCAC does not complete an initial business combination by August 2, 2022, a portion of the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distribution to GCAC’s public stockholders and the Private Placement Warrants will expire worthless; and

•        if the Trust Account is liquidated, including in the event GCAC is unable to complete an initial business combination within the required time period, the Sponsor and Nautilus have agreed that they will be liable to GCAC, on a pro rata basis based on the number of founder shares owned by them, if and to the extent any claims by a third party for services rendered or products sold to GCAC, or a prospective target business with which GCAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under GCAC’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

These interests may influence GCAC’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:     What interests do Cepton’s current officers and directors have in the Business Combination?

A:     Members of the Cepton Board and Cepton’s executive officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests. These interests include, among others, upon consummation of the Business Combination Agreement: (i) certain Cepton’s executive officers may enter into employment arrangements which may provide for the payment of certain sign-on bonuses, (ii) subject to approval of the Incentive Plan Proposal, Cepton’s executive officers are expected to receive grants of stock options and restricted stock under the 2021 Plan, (iii) certain members of the Cepton Board are expected to serve as members of the New Cepton Board and (iv) certain members of the Cepton Board and executive officers hold equity interests in Cepton, which will be converted into the right to receive equity interests in New Cepton in connection with the Business Combination.

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of Cepton’s Directors and Officers in the Business Combination” and “Executive and Director Compensation of Cepton — Employment Agreements and Other Arrangements with Executive Officers and Directors” of this proxy statement/consent solicitation statement/prospectus for a further discussion of these interests.

Q:     What happens if I sell my shares of GCAC Class A common stock before the GCAC Special Meeting?

A:     The Record Date is earlier than the date of the GCAC Special Meeting. If you transfer your shares of GCAC Class A common stock after the Record Date, but before the GCAC Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the GCAC Special Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your shares of GCAC Class A common stock prior to the Record Date, you will have no right to vote those shares at the GCAC Special Meeting.

Q:     What happens if a substantial number of the public stockholders vote in favor of the Business Combination and exercise their redemption right?

A:     GCAC stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, the Minimum Cash Condition described herein. In addition, with fewer Public Shares and public stockholders, the trading market for the New Cepton’s stock may be less liquid than the market for GCAC common stock was prior to consummation of the Business Combination and New Cepton may not be able to meet the listing standards for Nasdaq. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Cepton’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which GCAC’s public stockholders exercise the maximum allowed redemption rights.

Q:     What happens if I vote against any of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal?

A:     If any of the Required Proposals are not approved, the Business Combination is not consummated and GCAC does not otherwise consummate an alternative business combination by August 2, 2022, pursuant to the GCAC Charter, GCAC will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders, unless GCAC seeks and obtains the consent of its stockholders to amend the GCAC Charter to extend the date by which it must consummate its initial business combination (an “Extension”), in which event, GCAC’s public stockholders will be entitled to an Extension Redemption.

Q:     Do I have redemption rights in connection with the Business Combination?

A:     Pursuant to the GCAC Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the GCAC Charter. As of September 30, 2021, based on funds in the Trust Account of approximately $172.5 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of GCAC Class A common stock was approximately $10.00 per share. If a holder exercises its redemption rights, then such holder will be exchanging its GCAC Class A common stock for cash and will only have equity interests in New Cepton pursuant to the exercise of its Public Warrants, to the extent it still holds Public Warrants. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to GCAC’s transfer agent prior to the GCAC Special Meeting. See the section titled “GCAC Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether or not you attend or vote your shares of GCAC common stock at the GCAC Special Meeting, and regardless of how you vote your shares. As a result, the Business Combination Agreement and the Required Proposals can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on            , 2021 (two (2) business days before the date of the GCAC Special Meeting), tender your shares physically or electronically and submit a request in writing that GCAC redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, GCAC’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn:    Mark Zimkind
E-mail: mzimkind@continentalstock.com

Please also affirmatively certify in your request to Continental Stock Transfer & Trust Company for redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of GCAC common stock. A holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 25% or more of the Public Shares, which we refer to as the “15% threshold.” Accordingly, all Public Shares in excess of the 25% threshold beneficially owned by a public stockholder or group will not be redeemed for cash.

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is GCAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, GCAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with GCAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to GCAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that GCAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting GCAC’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     We expect that a U.S. holder (as defined below) that exercises its redemption rights to receive cash from the GCAC Trust Account in exchange for its public shares will generally be treated as selling such public shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that a U.S. holder owns or is deemed to own (including through the ownership of public warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:     If I am a warrantholder, can I exercise redemption rights with respect to my Warrants?

A:     No. The holders of Warrants have no redemption rights with respect to Warrants.

Q:     If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:     No. Holders of outstanding Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, our transfer agent, with written instructions to separate such Units into Public Shares, and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using The Depository Trust Company’s deposit withdrawal at custodian (“DWAC”) system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No. There are no appraisal rights available to holders of GCAC common stock in connection with the Business Combination.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:

•        GCAC stockholders who properly exercise their redemption rights;

•        certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by GCAC or Cepton in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Business Combination Agreement;

•        the Maxim Transaction Fee; and reimbursement for all reasonable and documented costs and expenses associated with services performed by Maxim;

•        pursuant to the Capital Markets Advisory Fee Engagement Letter, at the Closing, Craig Hallum will be paid a one-time cash advisory fee of $600,000 (the “Capital Markets Advisory Fee”);

•        the Placement Agent Fee;

•        the M&A Advisory Fee together with reasonable out-of-pocket expenses for which Maxim has not previously been reimbursed thereunder; and

•        for general corporate purposes including, but not limited to, working capital for operations.

Any remaining cash will be used for working capital and general corporate purposes of the Combined Entity.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Business Combination Agreement may be terminated. See the section titled “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, GCAC is unable to complete the Business Combination or another initial business combination transaction by August 2, 2022, GCAC’s Charter provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to GCAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

GCAC expects that the amount of any distribution its public stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to GCAC’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of founder shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no liquidating distributions with respect to GCAC’s outstanding Warrants. Accordingly, the Warrants will expire worthless.

Q:     When is the Business Combination expected to be completed?

A:     The Closing is expected to take place (i) as promptly as practicable, but in no event later than the third business day following the satisfaction or waiver of the conditions described below under the section titled “The Business Combination Proposal (Proposal 1) — Conditions to the Closing” or (ii) on such other date as agreed to by the parties to the Business Combination Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Business Combination Agreement may be terminated by either GCAC or Cepton if the Closing has not occurred by February 4, 2022, subject to certain exceptions.

For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal (Proposal 1)”.

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/consent solicitation statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/consent solicitation statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you are a stockholder of record of GCAC as of            , 2021, the Record Date, you may submit your proxy before the GCAC Special Meeting in any of the following ways, if available:

•        use the toll-free number shown on your proxy card;

•        visit the website shown on your proxy card to vote via the Internet; or

•        complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the GCAC Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting             . You will need the control number that is printed on your proxy card to enter the GCAC Special Meeting. GCAC recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the GCAC Special Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the GCAC Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:     What will happen if I abstain from voting or fail to vote at the GCAC Special Meeting?

A:     At the GCAC Special Meeting, GCAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Amended and Restated Charter Proposal. Abstentions will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by GCAC without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the GCAC Special Meeting.

Q:     If I am not going to attend the GCAC Special Meeting in person, should I return my proxy card instead?

A:     Yes. Whether or not you plan to attend the GCAC Special Meeting, please read the enclosed proxy statement/consent solicitation statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. GCAC believes the proposals presented to the stockholders will be considered non-routine and therefore your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the GCAC Special Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. If you are a holder of record of GCAC common stock as of the close of business on the Record Date, whether you vote by mail, you can change your vote or revoke your proxy before it is voted at the GCAC Special Meeting by sending a later-dated, signed proxy card to GCAC’s secretary at the address listed below so that it is received by GCAC’s secretary prior to the GCAC Special Meeting or attend the GCAC Special Meeting in person online and vote (although attending the GCAC Special Meeting will not, by itself, revoke a proxy). You also may revoke your proxy by sending a notice of revocation to GCAC’s secretary, which must be received by GCAC’s secretary prior to the GCAC Special Meeting. If you are a beneficial owner of GCAC common stock as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     GCAC will pay the cost of soliciting proxies for the GCAC Special Meeting. GCAC has engaged Advantage Proxy, which we refer to as “Advantage,” to assist in the solicitation of proxies for the GCAC Special Meeting. GCAC has agreed to pay Advantage a fee of $10,000, plus disbursements. GCAC will reimburse Advantage for reasonable out-of-pocket expenses and will indemnify Advantage and its affiliates against certain claims, liabilities, losses, damages and expenses. GCAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of GCAC common stock for their expenses in forwarding soliciting materials to beneficial owners of the GCAC common stock and in obtaining voting instructions from those owners. GCAC’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or the enclosed proxy card you should contact:

Prokopios “Akis” Tsirigakis
Chairman and Co-Chief Executive Officer
300 Park Avenue, 16th Floor
New York, New York 10022
(212) 895-3500

You may also contact our proxy solicitor, Advantage Proxy, at:

Karen Smith
President & CEO
PO Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
(banks and brokers can call collect at (206) 870-8565)
Email: ksmith@advantageproxy.com

To obtain timely delivery, GCAC stockholders must request the materials no later than        , 2021.

You may also obtain additional information about GCAC from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to GCAC’s transfer agent prior to the GCAC Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn:    Mark Zimkind
E-mail: mzimkind@continentalstock.com

QUESTIONS AND ANSWERS ABOUT CEPTON’S CONSENT SOLICITATION

Q:     Did the Cepton Board approve the Business Combination Agreement?

A:     Yes. Following a review of the Business Combination Agreement and of the negotiations between Cepton, GCAC and their respective representatives with respect to the Business Combination Agreement, the Cepton Board unanimously (i) determined that the Business Combination Agreement and Merger were fair to and in the best interests of Cepton and its stockholders, (ii) approved the Business Combination Agreement and the Merger and declared them advisable, and (iii) recommended that Cepton’s stockholders approve and adopt the Business Combination Agreement and the Merger and directed that the Business Combination Agreement and the transactions contemplated thereby (including the Merger, the conversion of the Class F stock to common stock and the conversion of preferred stock to common stock) be submitted for consideration by Cepton’s stockholders.

Q:     What am I being asked to approve?

A:     Cepton stockholders are being asked to approve the Cepton Business Combination Proposal.

Q:     What will happen to my existing shares of Cepton common stock, Cepton Class F stock and Cepton preferred stock?

A:     Immediately prior to the Closing, each share of Cepton Class F stock and Cepton preferred stock will be converted into a number of shares of Cepton common stock at the then-effective conversion rate (as calculated pursuant to the Cepton Charter) and a number of shares of Cepton common stock issuable with respect to any accrued dividends in accordance with the terms of the Cepton Charter, and each share of converted Cepton Class F stock and Cepton preferred stock will no longer be outstanding and will cease to exist, such that each holder of Cepton Class F stock and Cepton preferred stock will thereafter cease to have any rights with respect to such securities. At Closing, as a result of the Business Combination, each outstanding share of Cepton common stock (other than those properly exercising any applicable dissenters or appraisal rights under applicable law and other than cancelled shares) will be cancelled and automatically converted into (i) the right to receive the Per Share Stock Consideration and (ii) the contingent right to receive a number of Earnout Shares in accordance with the Business Combination Agreement.

Q:     What is the recommendation of the Cepton Board?

A:     The Cepton Board unanimously recommends that the Cepton stockholders approve and adopt the Business Combination Agreement and approve the Merger.

Q:     Who is entitled to give a written consent for Cepton?

A:     The Cepton Board has set             , 2021 as the record date (the “Cepton Record Date”) for determining Cepton stockholders entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding shares of Cepton common stock, Cepton Class F stock or Cepton preferred stock as of the close of business on the Cepton Record Date will be entitled to give a consent using the form of written consent furnished with this proxy statement/consent solicitation statement/prospectus.

Q:     What will happen in the Business Combination?

A:     At the Closing, Merger Sub will merge with and into Cepton, with Cepton surviving such Merger, as a result of which Cepton stockholders will receive newly issued shares of New Cepton common stock (except those who properly exercise appraisal or dissenters’ rights under applicable law), and any outstanding Company

Convertible Securities will be terminated and cancelled. Upon consummation of the Business Combination, Cepton will become a wholly-owned subsidiary of GCAC. After the Closing of the Business Combination, the cash held in the Trust Account will be released from the Trust Account and used to pay each of GCAC’s and Cepton’s transaction expenses and other liabilities of GCAC due as of the Closing, and for working capital and general corporate purposes. A copy of the Business Combination Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A.

Q:     Do any Cepton directors or officers have interests in the Business Combination that may differ from or be in addition to the interests of Cepton stockholders?

A:     Yes. Cepton stockholders should be aware that members of Cepton’s Board and its executive officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) the interests of Cepton’s stockholders. The Cepton Board was aware of and considered these interests, among other matters, in deciding to approve the terms of the Business Combination Agreement and the Business Combination.

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of Cepton’s Directors and Officers in the Business Combination” and “Executive and Director Compensation of Cepton — Employment Agreements and Other Arrangements with Executive Officers and Directors” of this proxy statement/consent solicitation statement/prospectus for a further discussion of these interests.

Q:     When is the Business Combination expected to be completed?

A:     The Closing is expected to take place (i) as promptly as practicable, but in no event later than the third business day following the satisfaction or waiver of the conditions described below under the section titled “The Business Combination Proposal (Proposal 1) — Merger Closing Conditions” or (ii) such other date as agreed to by the parties to the Business Combination Agreement in writing, in each case, subject to the satisfaction or waiver of the closing conditions. The Business Combination Agreement may be terminated by either GCAC or Cepton if the Closing has not occurred by February 4, 2022, subject to certain exceptions.

For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal (Proposal 1)”.

Q:     What approval is required by Cepton stockholders to adopt and approve the Business Combination Agreement and approve the Merger?

A:     The Business Combination, including the Merger, cannot be completed unless Cepton stockholders adopt and approve the Business Combination Agreement and thereby approve the Merger and the other transactions contemplated by the Business Combination Agreement. Pursuant to the applicable law, the Cepton certificate of incorporation and the stockholders agreement among Cepton and its stockholders (as amended, the “Cepton Stockholders’ Agreement”), the adoption and approval of the Business Combination Agreement and the approval of the Merger requires the approval of the holders of a majority of the issued and outstanding shares of Cepton common stock and Cepton preferred stock (on an as-converted-to-Cepton-common stock basis) as of the Cepton Record Date deliver written consent as a single class (the “Required Merger Approval”).

Your execution and delivery of the written consent is important. The Merger cannot be completed unless the Business Combination Agreement is adopted and approved and the Merger is approved by the Required Merger Approval. If you fail to deliver the written consent with respect to the adoption and approval of the Business Combination Agreement and approval of the Merger and the other transactions contemplated by the Business Combination Agreement, the effect will be the same as a vote “AGAINST” the adoption and approval of the Business Combination Agreement and approval of the Merger and the other transactions contemplated by the Business Combination Agreement.

Q:     How can I return my written consent?

A:     If you hold shares of Cepton common stock or Cepton preferred stock as of the close of business on the Cepton Record Date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Cepton. Once you have completed, dated and signed your written consent, deliver it to Cepton by emailing a .pdf copy of your written consent to  investorrelations@cepton.com   or by mailing your written consent to Cepton at 399 Trimble Rd, San Jose, CA 95131, Attention: Investor Relations.

Cepton does not intend to hold a stockholders’ meeting to consider the adoption and approval of the Business Combination Agreement, the approval of the Merger and the other transaction contemplated by the Business Combination Agreement, and, unless Cepton decides to hold a stockholders’ meeting for such purposes, you will be unable to vote in person by attending a stockholders’ meeting.

Q:     What is the deadline for returning my written consent?

A:     The Cepton Board has set                      , on             , 2021 as the targeted final date for the receipt of written consents. Cepton reserves the right to extend the final date for the receipt of written consents beyond                      , 2021 in the event that consents approving the Merger and adopting and approving the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement have not been obtained by that date from holders of a sufficient number of shares of Cepton common stock and Cepton preferred stock to satisfy the conditions to the Merger. Any such extension may be made without notice to Cepton stockholders. Once all conditions to the Merger have been satisfied or waived, the consent solicitation will conclude.

The Merger and the other transactions contemplated by the Business Combination Agreement will not be approved and the Business Combination Agreement will not be adopted and approved unless the Required Merger Approval is obtained.

Under the Business Combination Agreement, Cepton has agreed to use its reasonable best efforts to obtain the Required Merger Approval as promptly as practicable after this proxy statement/consent solicitation statement/prospectus is approved by the SEC and declared effective. Your prompt return of the written consent is important.

Q:     Can I change or revoke my written consent?

A:     Yes. You may change or revoke your consent to the Cepton Business Combination Proposal at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents contemplated by the Cepton Stockholder Support Agreements will constitute the Cepton Stockholder Approval at the time of such delivery. If you wish to change or revoke your consent before the consent deadline, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “Cepton’s Solicitation of Written Consents — Submission of Written Consents.”

Q:     What options do I have with respect to the adoption and approval of the Business Combination Agreement and the approval of the Merger?

A:     With respect to the outstanding shares of Cepton common stock or Cepton preferred stock that you hold, you may execute a written consent to adopt and approve the Business Combination Agreement and thereby approve the Merger and the other transactions contemplated by the Business Combination Agreement (which is equivalent to a vote for the Business Combination Agreement and Merger). If you fail to execute and return your written consent, or otherwise withhold your written consent for the adoption and approval of the Business Combination Agreement and approval of the Merger and the other transactions contemplated by the Business Combination Agreement, it has the same effect as voting “AGAINST” the adoption and approval of the Business Combination Agreement, the approval of the Merger and the other transactions contemplated by the Business Combination Agreement. Please note that the Merger cannot be completed unless the Required Merger Approval is obtained.

Q:     Can I dissent and require appraisal of my shares?

A:     Holders of shares of Cepton stock who (i) do not consent to the adoption of the Business Combination Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Cepton within 20 days after the date of mailing of the notice of appraisal rights) and Chapter 13 of the CCC and (iii) have not otherwise waived the appraisal rights or dissenters’ rights, will be entitled, under Section 262 of the DGCL and Chapter 13 of the CCC, to have their shares appraised by the Delaware Court of Chancery or the applicable California superior court and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be “fair value”. The “fair value” of their shares as so determined could be more than, the same as or less than the consideration payable pursuant to the Business Combination Agreement. Failure to follow the procedures specified under Section 262 of the DGCL and Chapter 13 of the CCC may result in the loss of appraisal or dissenters’ rights. See “Appraisal Rights” herein, Section 262 of the DGCL attached as Annex G and Chapter 13 of the CCC attached as Annex H.

Q:     Should Cepton stockholders send in their stock certificates now?

A:     No. Cepton stockholders SHOULD NOT send in any stock certificates now. If the Business Combination Agreement is adopted and the Merger is consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to Cepton stockholders who hold physical stock certificates and the stock certificates should be sent at that time in accordance with such instructions.

Q:     Whom should I contact if I have any questions about the consent solicitation?

A:     If you have any questions about the Business Combination or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or a replacement written consent or letter of transmittal, you should contact Cepton at investorrelations@cepton.com.

Q:     What are the material U.S. federal income tax consequences of the Business Combination to me?

A:     The material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section titled “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/consent solicitation statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

SUMMARY OF THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS

This summary summarizes certain information contained in this proxy statement/consent solicitation/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the GCAC Special Meeting, you should read this entire proxy statement/consent solicitation statement/prospectus carefully, including the annexes. See also the section titled “Where You Can Find More Information” of this proxy statement/consent solicitation statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references in this summary to “New Cepton” refer to GCAC and its consolidated subsidiaries after giving effect to the Business Combination, including Cepton and its subsidiaries. References to the “Company” or “GCAC” refer to Growth Capital Acquisition Corp. and references to “Cepton” refer to Cepton Technologies, Inc.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by the Company’s public stockholders and do not include any shares of GCAC common stock issuable upon the exercise of the Warrants.

The Parties to the Business Combination

Growth Capital Acquisition Corp.

GCAC is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. GCAC common stock, Units and Warrants are currently listed on Nasdaq under the symbols “GCAC”, “GCACU” and “GCACW”, respectively. The mailing address of GCAC’s principal executive officer is Prokopios “Akis” Tsirigakis, Chairman and Co-Chief Executive Officer, 300 Park Avenue, 16th Floor, New York, New York 10022, (212) 895-3500.

Cepton Technologies, Inc.

Founded in 2016 and led by Chief Executive Officer, Dr. Jun Pei and Chief Technology Officer, Dr. Mark McCord. Cepton is focused on the mass market commercialization of high performance, high quality lidar solutions and has been awarded the largest known ADAS lidar series production award in the industry to date, based on number of vehicle models awarded, by OEM-B (as defined below). Cepton’s lidar solutions offer high performance and auto-grade reliability at competitive prices for a range of markets, such as Automotive and Smart Infrastructure. Cepton’s patented Micro Motion Technology (“MMT®”)-based lidar technology enables reliable, high performance, low power, and compact solutions that deliver long range, high resolution 3D perception for smart applications. Cepton is headquartered in San Jose, California, with a sales and marketing presence in North America, Europe, Japan, India and China, to serve a fast-growing global customer base.

The mailing address of Cepton’s principal executive office is 399 West Trimble Road, San Jose, California 95131, and its telephone number is (408) 459-7579.

For more information about Cepton, see the sections entitled “Information About Cepton” and “Cepton’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Merger Sub

Merger Sub is a wholly-owned subsidiary of GCAC, formed on July 22, 2021 to consummate the Business Combination. In the Business Combination, Merger Sub will merge with and into Cepton with Cepton surviving the Merger. As a result, Cepton will become a wholly-owned subsidiary of GCAC.

The Proposals

The Business Combination Proposal (Proposal 1)

GCAC, GCAC Merger Sub and Cepton have agreed to the Business Combination under the terms of the Business Combination Agreement, dated as of August 4, 2021. This agreement, as may be amended or supplemented from time to time, is referred to in this proxy statement/consent solicitation statement/prospectus as the “Business Combination

Agreement.” Pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the Closing (as defined in the Business Combination Agreement), GCAC Merger Sub, a Delaware corporation and a wholly-owned subsidiary of GCAC will merge with and into Cepton, with Cepton continuing as the surviving entity and becoming a wholly-owned subsidiary of GCAC. See the section titled “The Business Combination Proposal (Proposal 1)”.

Subject to the terms and conditions set forth in the Business Combination Agreement, among other matters, at the effective time of the Merger (the “Effective Time”):

(a)     the outstanding shares of Class A common stock, par value $0.0001 per share, of GCAC (“GCAC Class A common stock”), including any shares of Class B common stock, par value $0.0001 per share, of GCAC (“GCAC Class B common stock”, and together with the GCAC Class A common stock, the “GCAC common stock”) that are converted into GCAC Class A common stock in accordance with GCAC’s amended and restated certificate of incorporation, as amended (the “Amended and Restated Charter”), will be redesignated as common stock, par value $0.00001 per share, of Cepton, Inc. (which will be the new name of GCAC after the Closing, as described below) (referred to herein as “New Cepton common stock”);

(b)    each share of Cepton common stock (other than dissenting shares) will be converted into (i) the contingent right to receive Earnout Shares (as defined below) (which may be zero) and (ii) a certain number of shares of New Cepton common stock equal to the Per Share Stock Consideration; and

(c)     each option to purchase shares of Cepton common stock, whether or not exercisable and whether or not vested, that is outstanding immediately prior to the Effective Time will be assumed by GCAC and converted into an option to purchase shares of New Cepton common stock.

Merger Closing Conditions

The consummation of the Business Combination is subject to certain conditions, among others:

•        approval by Cepton’s stockholders of the approval and adoption of the Business Combination Agreement, the Merger, and all other transactions contemplated by the Business Combination Agreement;

•        approval by GCAC’s stockholders of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal;

•        GCAC having at least $5,000,001 of net tangible assets as of the Effective Time;

•        the expiration or termination of the waiting period under the HSR Act;

•        the listing of the shares of New Cepton common stock to be issued in connection with the closing of the transactions contemplated by the Business Combination Agreement will be approved for listing on the Nasdaq, subject only to official notice of issuance thereof;

•        the registration statement having been declared effective under the Securities Act;

•        the GCAC Charter having been amended and restated by the Amended and Restated Charter;

•        no governmental authority of competent jurisdiction having entered any law, rule, regulation, judgement, decree, executive order, or award that has the effect of making the transactions contemplated by the Business Combination Agreement, illegal or otherwise prohibiting consummation of the transactions contemplated by the Business Combination Agreement;

•        no GCAC or Cepton Material Adverse Effect shall have occurred between the date the Business Combination Agreement was entered into and the Closing; and

•        the Closing GCAC Cash shall equal or exceed the Minimum Cash Condition.

Merger Structure

Pursuant to the Business Combination Agreement, upon the Closing, Merger Sub, a subsidiary of GCAC, will be merged with and into Cepton, with Cepton continuing as the surviving entity of the Merger and becoming a wholly-owned subsidiary of GCAC. See “The Business Combination Proposal (Proposal 1) — General Description of the Business Combination Agreement” and “The Business Combination Proposal (Proposal 1) — Merger Consideration.”

Covenants

Each party to the Business Combination Agreement has agreed to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants regarding including with respect to (1) the operation of their respective businesses in the ordinary course of business; (2) the provision of access to their properties, books personnel, and policies, (3) provision of financial statements by Cepton; (4) GCAC’s stock listing; (5) notifications of certain breaches, consent requirements, material adverse changes or other matters; (6) efforts to consummate the Closing and obtain third party and regulatory approvals; (7) tax matters and transfer taxes; (8) further assurances; (9) confidentiality; (10) public announcements; and (11) the HSR Act compliance (if applicable). There are also certain customary post-Closing covenants regarding (1) maintenance of books and records; (2) indemnification of directors and officers; and (3) use of trust account proceeds.

Pursuant to the Business Combination Agreement, GCAC has agreed to file a Registration Statement on Form S-4 with respect to the issuance of the New Cepton common stock to the Cepton stockholders, which will contain a proxy statement/consent solicitation statement/prospectus for the GCAC Special Meeting for GCAC stockholders to consider the Business Combination Agreement and the related transactions and matters, including the Required Proposals described herein.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior the Closing, including among other reasons:

•        by mutual written consent of GCAC and Cepton;

•        by either GCAC or Cepton if the Closing has not occurred by February 4, 2022, other than as a result of a breach by the party seeking termination;

•        by either GCAC or Cepton if a Governmental Authority (as defined in the Business Combination Agreement) shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Business Combination Agreement;

•        by either GCAC or Cepton if GCAC fails to obtain the required stockholder approvals at the Meeting;

•        by GCAC if (i) Cepton fails to obtain stockholder approval or (ii) Cepton fails to deliver to GCAC the Stockholder Support Agreements within twenty-four hours after the execution of the Business Combination Agreement;

•        by GCAC upon a breach of any representation, warranty, covenant or agreement on the part of Cepton set forth in the Business Combination Agreement, or if any representation or warranty of Cepton becomes untrue and is not cured by the earlier of 20 days after notice of such breach and February 4, 2022; and

•        by Cepton upon a breach of any representation, warranty, covenant or agreement on the part of GCAC or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of GCAC or Merger Sub becomes untrue and is not cured by the earlier of 20 days after notice of such breach and February 4, 2022.

Executive Officers and Directors of the Combined Entity

The following persons are expected to be elected or appointed by the GCAC board to serve as executive officers and directors of New Cepton following the Business Combination. For biographical information concerning the executive officers and directors following the Business Combination, see “Management after the Business Combination — Executive Officers and Directors After the Business Combination”.

The following table sets forth the name, age and position of each of the expected directors and executive officers of New Cepton upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Jun Pei(1)	53	President, Chief Executive Officer and Chair of New Cepton
Winston Fu(1)	55	Chief Financial Officer and Director
Mark McCord	60	Chief Technology Officer
Liqun Han	52	Senior Vice President of Operations
Dongyi Liao	45	Senior Vice President of Applications
Jinying (Jenny) Chen	48	Corporate Controller

Non-Employee Directors
Jun Ye(1)	54	Director
Xiaogang (Jason) Zhang(1)	55	Director
Takayuki Katsuda(1)	58	Director
George Syllantavos(2)	57	Director
		Director

____________

(1)      Designated by Cepton

(2)      Designated by GCAC

Interests of Cepton’s and GCAC’s Directors and Officers in the Business Combination

When you consider the recommendation of our board of directors in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the directors and executive officers of GCAC and of Cepton have interests in the Business Combination and other proposals that may be different from, or in addition to, those of GCAC stockholders and warrantholders generally. These interests include, among other things, the fact that certain of Cepton’s directors and officers will become directors and officers of New Cepton upon the consummation of the Business Combination.

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of Cepton’s Directors and Officers in the Business Combination” and “The Business Combination Proposal (Proposal 1) — Interests of GCAC Directors and Officers in the Business Combination” of this proxy statement/consent solicitation statement/prospectus for a further discussion of this and other risks.

Classified Board of Directors

New Cepton’s board of directors will consist of seven members upon the closing of the Business Combination. In accordance with the Amended and Restated Charter to be filed, immediately after the consummation of the Business Combination, the board of directors will be divided into three classes designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at GCAC’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at GCAC’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at GCAC’s third annual meeting of stockholders held after the Effective Time. Directors will not be able to be removed during their term except for cause. The directors will be divided among the three classes as follows:

•        Class A, which we anticipate will consist of Jun Ye, Winston Fu and         , whose terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;

•        Class B, which we anticipate will consist of George Syllantavos and Jason Zhang, whose terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and

•        Class C, which we anticipate will consist of Jun Pei and Takayuki Katsuda, whose terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

New Cepton expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control.

Recommendation of the GCAC Board and Reasons for the Business Combination

GCAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. GCAC sought to do this by utilizing the networks and industry experience of both its management team and the GCAC Board, as well as that of Maxim, its sponsor, underwriter of the GCAC IPO and marketing advisor, to acquire and operate one or more businesses within or outside advisor, to acquire and operate one or more businesses within or outside of the United States.

GCAC sought to target an initial business combination that would provide its investors with an attractive return profile. Its efforts were not limited to a specific industry or geographic region, but, as described in the prospectus in connection with the GCAC IPO, GCAC focused on entities having the following characteristics:

•        Global emerging growth and lower-to-middle market companies.    GCAC sought an initial business combination with an aggregate enterprise value of approximately $300 million to $1.5 billion. GCAC believed that this segment of the market enabled it to leverage Maxim’s vast global network to identify opportunities.

•        Attractive initial valuation arbitrage.    GCAC believed there are substantial private-to-public arbitrage opportunities that exist in the global emerging growth and lower-to-middle market sectors. GCAC sought to target an initial business combination that may provide a compelling private-to-public valuation arbitrage to initially capitalize on.

•        Solid Free Cash Flow Generation Potential.    GCAC sought to acquire via an initial business combination a target with strong free cash flow generation potential, attractive operating margins, strong free cash flow generation and solid recurring revenue streams based on commitments with the target’s customers.

•        Strong platforms within niche market segments that would benefit from access to the public markets.    GCAC intended to target an initial business combination with a platform company that can thrive within the public market. GCAC believed there are many reasons to establish a public market platform, including, but not limited to, efficiencies of raising capital, a public market currency and valuation differentials that would support growth.

•        Platform opportunities that can benefit from “bolt-on” acquisitions.    GCAC believed that finding a core platform to transact with will potentially benefit from acquisitions or consolidation within their respective industries. GCAC sought to target fragmented industries, but also believed that future “bolt-on” acquisitions may provide additional enhanced margins, further operational scale and capture further valuation arbitrage opportunities.

•        Investment opportunities that can thrive from deploying growth capital.    GCAC believed that in addition to capturing the private-to-public valuation arbitrage opportunity with its initial business combination, it also recognized that it is critical to find a target entity that would benefit from having access to growth capital. GCAC believed that if this growth capital is deployed efficiently, the initial business combination may potentially provide additional attractive risk-adjusted returns.

•        Management teams that have showcased industry leading operational expertise and a track record of providing returns to investors.    GCAC sought opportunities that had strong management teams that have been able to historically provide returns to their investors or would have the ability to do so in the future. GCAC believed that the expertise of a management team is one of the critical components for driving growth, operational efficiencies and unlocking value from an investment opportunity.

•        Investment opportunities that can benefit from Maxim’s and GCAC’s management team’s expertise.    Maxim’s (and its affiliates’) and GCAC’s management team’s expertise and prior track record of acting as operators, investors and investment bankers uniquely position GCAC to provide significant incremental value-added support to any potential target with which it transacts. GCAC believed that it would be able to enhance returns for any future potential target in concert with a target’s management team.

•        Off market and complex proprietary transactions.    As a result of its robust deal sourcing network, Maxim often comes across unique and complex transactions that may require a significant amount of financial engineering and creative capital structure enhancement to unlock cash flow generation and value. GCAC determined not to shy away from such potential opportunities, as it believed that these potential transactions may unlock significant risk-adjusted returns.

The above criteria were not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that GCAC’s management and the GCAC Board deemed relevant.

The GCAC Board determined that Cepton satisfied the criteria described above, to the extent applicable. In addition, the GCAC Board considered the following positive factors, among others, although not weighted or presented in any order of significance:

•        Proprietary technology.    Cepton has valuable and patented proprietary MMT® technology. This technology is validated by the fact that it enabled Cepton to prevail over other lidar companies in competition for OEM-B’s award.

•        First mover in its niche market.    When pursuing its business combination, GCAC looked for a target that was an early leader in its market and was setting trends in their products and/or services. Cepton had such early lead by being able to receive a major ADAS lidar series production award by OEM-B at the end of 2019 and has been successfully implementing through product integration since such time.

•        Public company-readiness.    GCAC believed that Cepton was well-prepared for an initial public offering of its equity or acquisition by a special purpose acquisition company, with well-developed corporate governance, financial controls and reporting policies already in place in view of its existing investor base.

•        Experienced management team.    The members of Cepton’s top management are highly educated and accomplished in each member’s respective field, instilling confidence in Cepton’s technology and business.

•        Product plans and expectations.    Cepton has been implementing the OEM-B ADAS lidar series production award since the end of 2019 and the award calls for Cepton’s lidar products to be in the various models of OEM-B’s automobiles produced during the 2023-2027 production years.

•        Industry position.    The likelihood that Cepton’s MMT® technology will prevail as the one adopted by other automotive OEMs, which, if it were to occur, would substantially increase Cepton’s financial projections as well as place it in a position to be a consolidator in the lidar industry.

•        Financial Condition.    The GCAC Board also considered factors such as Cepton’s historical financing rounds, use of funds from such rounds, financial results, outlook, financial plan and lack of indebtedness.

In considering these factors, the GCAC Board reviewed Cepton’s prospects for growth if it achieves its business plan. In reviewing these factors, the GCAC Board concluded that Cepton should be well positioned to gain global market share.

•        Widely-applicable technology and scalable model offering growth potential.    GCAC’s management believes that Cepton’s technology-driven solutions are widely applicable and scalable and have a unique window of opportunity to create advantages that will grow with the lidar industry. This conclusion is significantly supported by Cepton’s close relationship with auto industry Tier 1 supplier, Koito, which has been an approved supplier to OEM-B (as well to other auto OEMs) for many years.

In the course of evaluating a transaction with Cepton, GCAC’s management regularly provided the GCAC Board with pertinent information, including reports from third parties, to enable the directors to formulate an informed opinion of the lidar industry in general, Cepton in particular, and publicly traded companies comparable to Cepton. Such information included, among other things:

•        Cepton historical audited financial statements for 2019 and 2020, as well as unaudited financial statements for the first and second quarters of 2021, along with related financial notes;

•        Financial projections for the period from 2021-2026. Such projections were broken down for automotive related revenue and smart infrastructure related revenue. Automotive lidar revenue was qualified as expected revenue to be derived from the OEM-B award as well as from other auto lidar engagements in which Cepton is currently involved (Cepton is currently engaged with all of the top 10 auto OEMs). Additionally, the expected smart infrastructure revenue is based on in excess of 120 such engagements currently and involve industrial, transportation, building access and safety and other applications;

•        Craig-Hallum’s report on the lidar industry and analysts’ reports on publicly traded companies;

•        a major consulting firm’s extensive qualitative and quantitative comparison report of publicly traded lidar companies and their products and technologies;

•        Maxim’s valuation analysis including similar public company comparable companies;

•        Maxim’s presentation of the transaction; and

•        a copy of the LOI (as defined below) and, subsequently, the Business Combination Agreement.

In evaluating the Business Combination with Cepton, the GCAC Board consulted with GCAC’s management and legal and financial advisors. The GCAC Board reviewed a comparable publicly listed company analysis in order to determine that the consideration to be paid was reasonable and that the Business Combination was in the best interests of GCAC’s stockholders. The financial data reviewed also included the historical and projected financial information of Cepton and an analysis of pro forma capital structure and comparable company trading multiples prepared by management and GCAC’s advisor, Maxim.

GCAC’s management also conducted a due diligence review of Cepton that included an industry analysis, an analysis of Cepton’s existing business model and Cepton’s historical and projected financial results. GCAC’s management, including its directors, officers and advisors, have many years of experience in both operational management and investment and financial management and analysis and, in the opinion of the GCAC Board, was suitably qualified to conduct the due diligence and other investigations and analyses required in connection with the search for a business combination partner. A detailed description of the experience of GCAC’s directors and executive officers is included in the section of this proxy statement/consent solicitation statement/prospectus entitled “GCAC’s Management”.

Certain Projected Financial Information

In connection with GCAC’s due diligence and consideration of the potential Business Combination with Cepton, Cepton’s management provided GCAC with Cepton’s historical financial performance and a five-year forecast (the “Projections”). The Projections were provided to GCAC only for use as a component in its overall evaluation of Cepton and should not be viewed as public guidance.

The following table sets forth the summarized prospective financial information regarding Cepton for the years 2021, 2022, 2023, 2024, 2025 and 2026 that was presented to the GCAC Board:

	Forecast Year Ended December 31,
(USD in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$4	$15	$62	$250	$861	$1,215
Gross Profit	$1	$5	$28	$116	$437	$637
Adj. EBITDA(1)	$(36)	$(56)	$(33)	$54	$339	$537

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(1)      Adj. EBITDA is defined as GAAP operating income adjusted for depreciation and amortization and stock-based compensation.

Adjusted EBITDA is a non-GAAP financial measure. GCAC and Cepton caution investors that amounts presented in accordance with Cepton’s definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP. Neither GCAC nor Cepton considers this non-GAAP financial measure in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP measure is that it excludes significant expenses and other amounts that are required by GAAP to be included in Cepton’s financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and other amounts are excluded or included in determining this non-GAAP financial measure.

Comparable Company Considerations

Using the prospective financial information set forth above, GCAC evaluated and benchmarked Cepton’s operating and trading metrics against its peers in the lidar sector. GCAC’s management concluded that Cepton compared favorably on key operating metrics.

Specifically, the GCAC Board considered comparisons of illustrative enterprise valuations and the implied Revenue and EBITDA multiples derived from comparable lidar technology companies, including Luminar Technologies, Inc. (Nasdaq: LAZR), Velodyne Lidar Inc. (Nasdaq: VLDR), Ouster, Inc. (NYSE: OUST), Aeva Technologies, Inc. (Nasdaq: AEVA), Innoviz Technologies Ltd. (Nasdaq:INVZ) and AEye, Inc. (Nasdaq: LIDR) (together, the “Comps”) that either combined or announced a combination with a special purpose acquisition company. The GCAC Board placed particular attention to comparisons with those publicly listed peer companies that, to its knowledge, have already obtained an OEM award win, such as Luminar Technologies, Inc. (Nasdaq: LAZR) and Innoviz Technologies Ltd. (Nasdaq: INVZ). The GCAC Board recognized that no company was identical in nature to Cepton. The GCAC Board also recognized that the analyses relied upon information that was limited in availability due to many of the companies being in the process of becoming a public company or having recently become a public company and that the information was reliant upon Cepton and the comparable lidar Comps achieving their projections.

The GCAC Board was presented with the enterprise value (“EV”) divided by revenue and EBITDA for each of the selected Comps. Estimates were based on publicly available consensus research and analysts’ estimates from S&P CapitalIQ and other publicly available information.

	EV/Revenue(1)			EV/EBITDA(1)
Company	2023E	2024E	2025E	2023E	2024E	2025E
Luminar Technologies, Inc.	70.2x	21.4x	10.9x	N/M	87.2x	26.1x
Velodyne Lidar, Inc.	7.7x	3.8x	N/A	N/M	17.0x	N/A
Aeva Technologies, Inc.	29.0x	7.6x	2.5x	N/M	98.9x	6.7x
Innoviz Technologies Ltd.(2)	25.1x	6.6x	2.8x	N/M	N/M	11.8x
Ouster, Inc.	10.9x	4.6x	2.3x	N/M	N/M	19.3x
AEye Technologies, Inc.(3)	47.3x	9.5x	5.5x	N/M	N/M	18.0x

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(1)      Earnings estimates from Capital IQ as of June 8, 2021

(2)      December 2020 Investor Presentation of Innoviz Technologies Ltd.

(3)      Current Report on Form 8-K filed by CF Finance Acquisition Corp. III with the SEC on May 3, 2021

GCAC’s Board compared the foregoing with the assumed enterprise value of $1,500 million for Cepton and the prospective financial information described above.

On this basis, based on the agreed enterprise value of $1.5 billion and the 2025 expected revenue of $861 million, GCAC’s management determined that the business combination has been agreed at a pre-money 2025 EV/Revenue multiple of approximately 1.7x and was presented to GCAC’s Board for reference only in its evaluation of the Business Combination, since New Cepton is not a publicly traded company. GCAC’s officers and Maxim, as GCAC’s financial advisor, determined following multiple meetings with Cepton’s representatives and management and review of Cepton’s virtual data room, a third party analysis and report on the lidar industry, analysts’ reports on publicly traded companies and a major consulting firm’s extensive comparison report of lidar companies that the characteristics GCAC had been seeking to fulfill in its initial business combination were being satisfied, to the extent applicable, by Cepton and the Business Combination with Cepton. GCAC and its advisors accordingly determined that the other alternative business combination targets were less suitable than Cepton when taking into account the above information and the other targets’ respective management teams, strategies, business prospects, valuations and likelihood of execution and comparing them with those of Cepton.

In light of the foregoing, as described above under “The Business Combination Proposal (Proposal 1) — Timeline of the Business Combination”, the GCAC Board unanimously approved the Business Combination and the transactions contemplated thereunder, including the Business Combination, on August 4, 2021. In reaching its unanimous resolution, the directors determined (i) that the terms and conditions of the Business Combination Agreement, including the proposed Merger, are advisable, fair to and in the best interests of GCAC and its stockholders, and (ii) to recommend that its stockholders adopt and approve the Business Combination Agreement and approve the Merger contemplated therein, the GCAC Board considered a range of factors, including, but not limited to, the factors discussed below. The GCAC Board reviewed and considered positive factors as well as uncertainties, risks and other potentially negative factors concerning Cepton and the Business Combination. In light of the number and wide variety of factors, the GCAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The GCAC Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of GCAC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/consent solicitation statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

The GCAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. As noted above, GCAC’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have concluded that their experience and backgrounds, together with the experience and sector expertise of Maxim as its financial advisor, enabled them to make the necessary analyses and determinations regarding the business combination with Cepton. In addition, GCAC’s officers and directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the GCAC Board in valuing Cepton’s business and assuming the risk that the GCAC Board may not have properly valued such business.

In considering the potential Business Combination with Cepton, the GCAC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning Cepton and the Business Combination, including, but not limited to, the following, although not weighted or presented in any order of significance:

•        GCAC stockholders receiving a minority position in New Cepton.    GCAC’s public stockholders will hold a minority share position in New Cepton following the Business Combination.

•        Benefits may not be achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Diversion of management attention.    The potential for diversion of the attention of Cepton’s management and employees during the period prior to completion of the Business Combination, and the potential resulting negative effects on Cepton’s business.

•        GCAC stockholder opposition.    The possibility that GCAC’s stockholders may object to and challenge the Business Combination and take actions that may prevent or delay the consummation of the Merger, including voting against the Required Proposals at the GCAC Special Meeting or exercising their redemption rights.

•        Redemption risk.    The risk that a significant number of GCAC stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the GCAC Charter, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to New Cepton to accelerate its business plan following the Closing.

•        Required stockholder votes.    The risk that GCAC’s stockholders or Cepton’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing conditions.    The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within GCAC’s control.

•        Potential loss of key personnel.    The risk that, despite the efforts of GCAC and Cepton prior to the consummation of the Merger, Cepton may lose key personnel, and the potential resulting negative effects of any such losses on Cepton’s business.

•        Fees and expenses.    The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

•        Financial results may not be achieved.    The possibility that Cepton might not achieve its projected financial results.

•        Risks associated with newly public entities.    The risks that are associated with being a publicly traded company that is in its early, developmental stage.

•        Macroeconomic risks.    Risks associated with macroeconomic uncertainty, including as it relates to COVID-19, and the effects it could have on Cepton’s business.

•        Exclusivity restrictions.    The fact that the Business Combination Agreement prohibits GCAC from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Business Combination.

•        Liquidation risk.    Risks and costs to GCAC if the Business Combination is not completed, including the risk of liquidation.

•        Litigation risk.    The risk of the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        No third-party valuation.    The risk associated with the fact that GCAC did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.

•        Regulatory or industry risks.    Potential changes in the regulatory landscape or new industry developments affecting Cepton and the industry in which it operates, including, for example, changes in client preferences, that may adversely affect the business benefits anticipated to result from the transactions contemplated by the Business Combination Agreement.

•        Other risks.    Those other risks and uncertainties of the type and nature described under the section of this proxy statement/consent solicitation statement/prospectus entitled “Risk Factors” (beginning on page 62).

The GCAC Board concluded that the potential benefits that it expected GCAC and its stockholders to achieve as a result of the Business Combination outweighed any potentially negative factors associated with the Business Combination. Accordingly, the GCAC Board unanimously determined that the Business Combination Agreement and the Business Combination (including the Merger) contemplated therein are advisable, fair to and in the best interests of GCAC and its stockholders.

The GCAC Board also considered whether members of GCAC’s management and GCAC’s directors may have interests in the Business Combination that are different from, or are in addition to, the interests of GCAC’s stockholders generally, including the matters described under the subsection entitled “The Business Combination Proposal (Proposal 1) — Interests of GCAC’s Initial Stockholders, Directors and Officers in the Business Combination”, above. However, the GCAC Board concluded that (i) these interests were disclosed in the GCAC IPO prospectus and are described in this proxy statement/consent solicitation/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, (iii) GCAC’s public stockholders will have the opportunity to redeem their GCAC Public Shares in connection with the Business Combination and (iv) shares of GCAC held by the Sponsor Group are subject to lock-up restrictions following the Business Combination.

The foregoing discussion of material factors considered by the GCAC Board is not intended to be exhaustive, but sets forth the principal factors considered by the directors.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, GCAC will be treated as the “acquired” company and Cepton will be treated as the “acquirer” for financial statement reporting purposes. See section entitled “The Business Combination Proposal (Proposal 1) — Anticipated Accounting Treatment.”

No Delaware Appraisal Rights for GCAC Stockholders

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to GCAC stockholders or GCAC warrantholders in connection with the Business Combination.

Impact of the Business Combination on GCAC’s Public Float

It is anticipated that, upon the completion of the Business Combination, GCAC’s public stockholders will retain an aggregate ownership interest of approximately 10.2% of the outstanding capital stock of New Cepton, the Sponsor Group will retain an aggregate ownership interest of approximately 2.5% of the outstanding capital stock of New Cepton, the PIPE Investors will retain an aggregate ownership interest of approximately 3.5% of the outstanding capital stock of New Cepton, and the Cepton stockholders will own approximately 83.8% of the outstanding capital stock of New Cepton. The foregoing ownership percentages with respect to New Cepton following the Business Combination exclude any outstanding Warrants and assumes that (i) there are no redemptions of any shares by GCAC’s public stockholders in connection with the Business Combination or an Extension Redemption, (ii) no awards are issued under the 2021 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) GCAC does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the GCAC’s existing stockholders in New Cepton will be different.

The following tables summarize the pro forma New Cepton shares of common stock issued and outstanding immediately after the Business Combination both on an issued and outstanding share and diluted basis, after giving effect to the Per Share Stock Consideration, presented under the two redemption scenarios:

Issued and Outstanding Share Basis	No Redemption	% Owned	Max	% Owned
Public Shares	17,250,000	10.2%	1,287,053	0.8%
Founder Shares	4,312,500	2.5%	4,312,500	2.8%
New Cepton shares issued to existing Cepton stockholders	142,488,141	83.8%	142,488,141	92.5%
New Cepton shares issued to PIPE Investors	5,950,000	3.5%	5,950,000	3.9%
Pro Forma common stock at June 30, 2021	170,000,641	100%	154,037,694	100%

Diluted Basis(1)	No Redemption	% Owned	Max	% Owned
Public Shares	17,250,000	9.7%	1,287,053	0.8%
Founder Shares	4,312,500	2.4%	4,312,500	2.7%
New Cepton shares issued to existing Cepton stockholders (including vested Converted Options)	150,000,000	84.5%	150,000,000	92.9%
New Cepton shares issued to PIPE Investors	5,950,000	3.4%	5,950,000	3.6%
Pro Forma common stock at June 30, 2021	177,512,500	100%	161,549,553	100%

____________

(1)      Diluted Basis is equal to the issued and outstanding share basis plus the 7,511,859 vested Converted Options.

The Amended and Restated Charter Proposal (Proposal 2)

GCAC stockholders will be asked to approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of each of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal and the consummation of the Business Combination, a second amendment and restatement of the GCAC Charter, as set out in the Amended and Restated Charter appended to this proxy statement/consent solicitation statement/prospectus as Annex B. The Amended and Restated Charter, which will be effective as of the Closing, will provide for the following:

(a)     change the name of GCAC to “Cepton, Inc.”;

(b)     change the size and the structure of the New Cepton Board to be divided into three classes, designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at GCAC’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at GCAC’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at GCAC’s third annual meeting of stockholders held after the Effective Time; and

(c)     remove and change certain provisions in the GCAC Charter related to GCAC’s status as a special purpose acquisition company.

The Nasdaq Proposal (Proposal 3)

To consider and vote upon a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of (i) shares of New Cepton common stock pursuant to the Business Combination Agreement and (ii) PIPE Shares to the PIPE Investors in the PIPE Financing in connection with the Business Combination.

The Incentive Plan Proposal (Proposal 4)

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved and subject to approval by stockholders, the proposed 2021 Plan will initially reserve up to                shares of New Cepton common stock following the consummation of the Business Combination for issuance as awards in accordance with the terms of the 2021 Plan. The purpose of the 2021 Plan is to assist in attracting, retaining and motivating certain employees, officers, directors, and consultants of New Cepton and its affiliates, and promoting the creation of long-term value for stockholders of New Cepton by closely aligning the interests of such individuals with those of other stockholders. The 2021 Plan authorizes the award of share-based incentives to encourage eligible employees, officers, directors, and consultants, as described below, to expend maximum effort in the creation of stockholder value.

A summary of the 2021 Plan is set forth in the “The Incentive Plan Proposal (Proposal 4)” section of this proxy statement/consent solicitation statement/prospectus and a complete copy of the 2021 Plan is attached hereto as Annex D. You are encouraged to read the 2021 Plan in its entirety.

The ESPP Proposal (Proposal 5)

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved and subject to approval by stockholders, the proposed ESPP will initially reserve up to                shares of New Cepton common stock following the consummation of the Business Combination for issuance pursuant to the ESPP. Pursuant to the ESPP, Cepton will be authorized to provide eligible employees with an opportunity to purchase a number of shares of New Cepton common stock at a discount and in an amount determined in accordance with the ESPP’s terms. A copy of the ESPP is attached to this proxy statement/consent solicitation statement/prospectus as Annex E.

The Adjournment Proposal (Proposal 6)

GCAC is proposing that its stockholders approve and adopt to adjourn the GCAC Special Meeting to a later date or time, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the GCAC Special Meeting (or any adjournment thereof), there are not sufficient votes to approve the Proposals.

The GCAC Special Meeting

Date, Time and Place of the GCAC Special Meeting

The GCAC Special Meeting will be held virtually at            , Eastern time, on            , 2021 or at such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals. Due to concerns about COVID-19 and warnings from public officials regarding public gatherings, we will hold the GCAC Special Meeting solely by means of remote communication.

Registering for the GCAC Special Meeting

As a registered GCAC stockholder, you received a proxy card from Continental Stock Transfer & Trust Company. The form contains instructions on how to attend the virtual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. Continental Stock Transfer & Trust Company’s support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting             , 2021 at            am Eastern Time. Enter the URL address into your browser http;//www.cstproxy.com/            , enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A GCAC stockholder that holds his, her or its shares in “street name,” which means his, her or its shares are held of record by a broker, bank or other nominee, may need to contact Continental Stock Transfer & Trust Company to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental Stock Transfer & Trust Company will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing            , outside the U.S. and Canada            (standard rates apply) when prompted enter the pin number            . This is listen-only, you will not be able to vote or enter questions during the meeting.

Purpose of the GCAC Special Meeting

At the GCAC Special Meeting, GCAC is asking its stockholders to consider and vote upon:

•        The Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A.

•        The Amended and Restated Charter Proposal. The form of Amended and Restated Charter to become effective upon consummation of the Business Combination is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

•        The Nasdaq Proposal.

•        The Incentive Plan Proposal. A copy of the 2021 Plan to be used by New Cepton from and after the Business Combination is attached to this proxy statement/consent solicitation statement/prospectus as Annex D.

•        The ESPP Proposal. A copy of the ESPP to be used by New Cepton from and after the Business Combination is attached to this proxy statement/consent solicitation statement/prospectus as Annex E.

•        The Adjournment Proposal, if presented at the GCAC Special Meeting.

Voting Power and Record Date

You will be entitled to vote or direct votes to be cast at the GCAC Special Meeting if you owned shares of GCAC common stock at the close of business on             , 2021 which is the Record Date. You are entitled to one vote for each share of GCAC common stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 21,562,100 shares of GCAC common stock outstanding, of which 17,250,000 are Public Shares, and 4,312,500 are Founder Shares held by the initial stockholders.

Vote of the Initial Stockholders, Directors and Officers

In connection with the GCAC IPO, GCAC entered into agreements with each of its initial stockholders pursuant to which each agreed to vote any shares of GCAC common stock owned by it in favor of the Business Combination Proposal and for all other proposals presented at the GCAC Special Meeting. These agreements apply to GCAC’s initial stockholders as it relates to the Founder Shares and the requirement to vote such shares in favor of the Business Combination Proposal and for all other proposals presented to GCAC stockholders in this proxy statement/consent solicitation statement/prospectus. As a result, in addition to GCAC’s initial stockholders’ founder shares, GCAC would need only 6,468,751, or approximately 37.5%, of the Public Shares, to be voted in favor of the Business Combination in order to have the Business Combination approved (assuming all outstanding shares are voted); or 1,078,126, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and assuming the Sponsor Group, our officers and directors and their affiliates do not purchase any units in or after our initial public offering).

Contemporaneously with the execution and delivery of the Business Combination Agreement, Cepton and certain GCAC stockholders entered into Stockholder Support Agreements (the “GCAC Stockholder Support Agreements”). Pursuant the GCAC Stockholder Support Agreements, the GCAC stockholders party thereto agreed, among other things, to vote their shares of GCAC Class B common stock in favor of the adoption an approval of the Business Combination Agreement and the Transactions. HB Strategies entered into a substantially similar Stockholder Support Agreement.

GCAC’s initial stockholders have waived any redemption rights, including with respect to shares of GCAC Class A common stock issued or purchased in the GCAC IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by the Sponsor have no redemption rights upon GCAC’s liquidation and will be worthless if no business combination is effected by GCAC by August 2, 2022 (as such deadline may be extended by amendment to GCAC’s organizational documents).

Quorum and Required Vote for Stockholder Proposals

A quorum of GCAC stockholders is necessary to hold a valid meeting. A quorum will be present at the GCAC Special Meeting if a majority of the GCAC common stock issued and outstanding and entitled to vote at the GCAC Special Meeting is represented in person or by proxy at the GCAC Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Amended and Restated Charter Proposal requires the affirmative vote (in person online or by proxy) of a majority of the issued and outstanding GCAC common stock as of the Record Date. Accordingly, a GCAC stockholder’s failure to vote by proxy or to vote in person at the GCAC Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Amended and Restated Charter Proposal.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of GCAC common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the GCAC Special Meeting. A GCAC stockholder’s failure to vote by proxy or to vote in person at the GCAC Special Meeting or an abstention will not be counted towards the number of shares of GCAC common stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and Adjournment Proposal.

The Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal, are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is conditioned on the approval of the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal), and unless the Business Combination Proposal is approved, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the stockholders of GCAC at the GCAC Special Meeting. The Adjournment Proposal is not conditioned on any other Proposal and does not require the approval of any other Proposal to be effective. It is important for you to note that in the event the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal do not receive the requisite vote for approval, then GCAC will not consummate the Business Combination. If GCAC does not consummate the Business Combination and fails to complete an initial business combination by August 2, 2022, it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public stockholders, unless it seeks and obtains the approval of GCAC stockholders to amend the GCAC Charter to extend such date.

In accordance with the GCAC Support Agreements entered into concurrently with the execution of the Business Combination Agreement, all of the shares of GCAC Class B common stock (for an aggregate of 4,312,500 shares of GCAC Class B common stock, or 20% of the outstanding shares of GCAC common stock) have agreed to vote in favor of each of the Proposals, subject to certain customary conditions. Assuming all of the outstanding shares of GCAC common stock vote on each Proposal, each of the Proposals requires the affirmative vote of an additional 6,468,751 shares of Class A common stock, or approximately 30.0% of the outstanding GCAC common stock in order to be approved, where the GCAC Class A common stock votes together with the GCAC Class B common stock as a single class.

For more information about these proposals, see the sections of this proxy statement/consent solicitation statement/prospectus entitled “The GCAC Special Meeting — Quorum and Required Vote for Proposals.”

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, on the Internet or in person. We have engaged Advantage Proxy to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the GCAC Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section titled “GCAC Special Meeting — Revoking Your Proxy.”

Redemption Rights

Pursuant to the GCAC Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the GCAC IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes). For illustrative purposes, based on funds in the Trust Account of approximately $172.5 million on September 30, 2021, the estimated per share redemption price would have been approximately $10.00. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of

Exchange Act) will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 25% or more of the shares of GCAC common stock included in the units of GCAC sold in the GCAC IPO (including overallotment securities sold to GCAC’s underwriters after the GCAC IPO).

In order to exercise your redemption rights, you must:

•        prior to 5:00 PM Eastern time on            , 2021 (two (2) business days before the GCAC Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, GCAC’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

•        In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group”(as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock; and

•        deliver your Public Shares either physically or electronically through DTC to GCAC’s transfer agent at least two (2) business days before the GCAC Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is GCAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, GCAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with GCAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to GCAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that GCAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting GCAC’s transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of GCAC common stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of GCAC common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in GCAC common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of GCAC common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Entity, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and GCAC otherwise does not consummate an initial business combination by August 2, 2022 (as such deadline may be extended by amendment to GCAC’s organizational documents), GCAC will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders and the Warrants will expire worthless.

Appraisal Rights

GCAC stockholders do not have appraisal rights in connection with the Business Combination or the other proposals.

Interests of GCAC’s Initial Stockholders, Directors and Officers in the Business Combination

When you consider the recommendation of GCAC’s board of directors to vote in favor of approval of the Proposals, you should keep in mind that GCAC directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating GCAC. These interests include, among other things:

•        George Syllantavos will be GCAC’s designee to the board of directors of New Cepton upon the effectiveness of the Merger. As a director, in the future Mr. Syllantavos may receive any cash fees, stock options or stock awards that the board of directors of New Cepton determines to pay to its directors;

•        unless GCAC consummates an initial business combination, GCAC’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (as of July 31, 2021, none of GCAC’s officers and directors have incurred any out-of-pocket expenses);

•        as a condition to the GCAC IPO, pursuant to the letter agreements between the initial stockholders and GCAC, the initial stockholders’ Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable or salable (i) in the case of the founder shares until the earlier of (A) six months after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of the GCAC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 60 days after our initial business combination, or (y) the date on which GCAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of GCAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the private placement warrants and any shares of GCAC Class A common stock issued upon exercise thereof, until 30 days after the completion of GCAC’s initial business combination (while the Founder Shares are not the same as the GCAC Class A common stock, are subject to certain restrictions that are not applicable to the GCAC Class A common stock, and may become worthless if GCAC does not complete a business combination by August 2, 2022, the aggregate value of the 4,312,500 Founder Shares owned by GCAC’s initial stockholders is estimated to be approximately $42.8 million, assuming the per share value of the Founder Shares is the same as the $9.92 closing price of the GCAC Class A common stock on Nasdaq as of October 8, 2021);

•        the initial stockholders purchased an aggregate of 5,175,000 Private Placement Warrants, each exercisable for one share of GCAC Class A common stock at $11.50 per share, for a purchase price of $5,175,000, or $1.00 per warrant, in the Private Placement consummated simultaneously with the GCAC IPO, which warrants will be worthless if a business combination is not consummated (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 5,175,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $5.2 million, assuming the per warrant value of the Private Placement Warrants is the same as the $1.00 closing price of the Public Warrants on Nasdaq as of October 8, 2021);

•        the initial stockholders have agreed that the Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after GCAC has completed a business combination, subject to limited exceptions;

•        pursuant to the Business Combination Marketing Agreement entered into by GCAC and Maxim (which is the managing member of our Sponsor) in connection with the GCAC IPO, upon consummation of the Business Combination, the Maxim Transaction Fee will be payable to Maxim and Maxim will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by Maxim. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the Maxim Transaction Fee or have these expenses reimbursed;

•        pursuant to the Placement Agent Engagement Letter, at the Closing, Maxim and J.P. Morgan will be receiving the Placement Agent Fee, together with reasonable out-of-pocket expenses for which Maxim and J.P. Morgan have not previously been reimbursed thereunder. Accordingly, Maxim and J.P. Morgan have an interest in GCAC completing the Business Combination because, if the Business Combination or another business combination is not consummated, Maxim and J.P. Morgan will not receive the Placement Agent Fee and will not be reimbursed for unpaid expenses pursuant to the Placement Agent Engagement Letter;

•        pursuant to the M&A Advisory Engagement Letter, at the Closing, Maxim will be receiving the M&A Advisory Fee together with reasonable out-of-pocket expenses for which Maxim has not previously been reimbursed thereunder. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the M&A Advisory Fee or have these expenses reimbursed;

•        Contemporaneously with the execution and delivery of the Business Combination Agreement, GCAC, Sponsor, Nautilus, HB Strategies, and Cepton entered into the Unpaid Expenses and Lock-Up Agreement pursuant to which, among other things, Sponsor, Nautilus, and HB Strategies agreed that if GCAC’s unpaid or contingent liabilities as of immediately prior to the Closing (excluding deferred underwriting and business combination marketing fees and expenses arising from GCAC’s initial public offering and excluding any fees and expenses arising from the PIPE Investment) exceed $10,000,000, Sponsor, Nautilus, and HB Strategies, each will, at their election, either forfeit immediately prior to the Closing a number of Founder Shares and Founder Warrants having an aggregate value equal to the Excess Expense Amount (as defined in the Unpaid Expenses and Lock-Up Agreement)) or (ii) pay to GCAC an amount in cash equal to the Excess Expense Amount;

•        the fact that Sponsor paid an aggregate of $25,000 for its Founder Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that each of Nautilus and HB Strategies, which are members of the Sponsor, purchased from GCAC 1,379,167 shares of GCAC Class B common stock for a purchase price of $2,043 (or an aggregate purchase price of $4,086) and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the initial stockholders have agreed not to redeem any of their Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•        if GCAC does not complete an initial business combination by August 2, 2022, a portion of the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distribution to GCAC’s public stockholders and the Private Placement Warrants will expire worthless; and

•        if the Trust Account is liquidated, including in the event GCAC is unable to complete an initial business combination within the required time period, the Sponsor and Nautilus have agreed that they will be liable to GCAC, on a pro rata basis based on the number of founder shares owned by them, if and to the extent any claims by a third party for services rendered or products sold to GCAC, or a prospective target business with which GCAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under GCAC’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

Certain Other Benefits in the Business Combination

In addition to the interests of GCAC’s initial stockholders, directors and officers in the Business Combination, GCAC stockholders should be aware that Craig-Hallum, GCAC’s capital markets advisor for the Business Combination, has a financial interest that is different from, or in addition to, the interests of GCAC stockholders.

Pursuant to the Capital Markets Advisory Fee Engagement Letter, at the Closing, Craig-Hallum will be paid a one-time cash advisory fee of $600,000.

Recommendation to GCAC Stockholders

GCAC’s board of directors believes that the Proposals to be presented at the GCAC Special Meeting are in the best interests of GCAC and its stockholders and unanimously recommends that GCAC stockholders vote “FOR” the Proposals.

When you consider the recommendation of GCAC board of directors in favor of approval of these Proposals, you should keep in mind that GCAC directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating GCAC. These interests include, among other things:

•        George Syllantavos will be GCAC’s designee to the board of directors of New Cepton upon the effectiveness of the Business Combination. As a director, Mr. Syllantavos may in the future receive any cash fees, stock options or stock awards that the New Cepton Board determines to pay to its directors;

•        unless GCAC consummates an initial business combination, GCAC’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (as of July 31, 2021, none of GCAC’s officers and directors have incurred any out-of-pocket expenses);

•        as a condition to the GCAC IPO, pursuant to the letter agreements between the initial stockholders and GCAC, the initial stockholders’ Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable or salable (i) in the case of the founder shares until the earlier of (A) six months after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of the GCAC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 60 days after our initial business combination, or (y) the date on which GCAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of GCAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the private placement warrants and any shares of GCAC Class A common stock issued upon exercise thereof, until 30 days after the completion of GCAC’s initial business combination (while the Founder Shares are not the same as the GCAC Class A common stock, are subject to certain restrictions that are not applicable to the GCAC Class A common stock, and may become worthless if GCAC does not complete a business combination by August 2, 2022, the aggregate value of the 4,312,500 Founder Shares owned by GCAC’s initial stockholders is estimated to be approximately $42.8 million, assuming the per share value of the Founder Shares is the same as the $9.92 closing price of the GCAC Class A common stock on Nasdaq as of October 8, 2021);

•        the initial stockholders purchased an aggregate of 5,175,000 Private Placement Warrants, each exercisable for one share of GCAC Class A common stock at $11.50 per share, for a purchase price of $5,175,000, or $1.00 per warrant, in the Private Placement consummated simultaneously with the GCAC IPO, which warrants will be worthless if a business combination is not consummated (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 5,175,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $5.2 million, assuming the per warrant value of the Private Placement Warrants is the same as the $1.00 closing price of the Public Warrants on Nasdaq as of October 8 2021);

•        the initial stockholders have agreed that the Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after GCAC has completed a business combination, subject to limited exceptions;

•        pursuant to the Business Combination Marketing Agreement entered into by GCAC and Maxim (which is the managing member of our Sponsor) in connection with the GCAC IPO, upon consummation of the Business Combination, the Maxim Transaction Fee will be payable to Maxim and Maxim will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by Maxim. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the Maxim Transaction Fee or have these expenses reimbursed;

•        pursuant to the Placement Agent Engagement Letter, at the Closing, Maxim and J.P. Morgan will be paid the Placement Agent Fee together with reasonable out-of-pocket expenses for which, Maxim and J.P. Morgan have not previously been reimbursed thereunder. Accordingly, Maxim and J.P. Morgan have an interest in GCAC completing the Business Combination because, if the Business Combination or another business combination is not consummated, Maxim and J.P. Morgan will not receive the Placement Agent Fee and will not be reimbursed for unpaid expenses pursuant to the Placement Agent Engagement Letter;

•        pursuant to the M&A Advisory Engagement Letter, at the Closing, Maxim will be paid the M&A Advisory Fee, together with reasonable out-of-pocket expenses for which Maxim has not previously been reimbursed thereunder. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the M&A Advisory Fee or have these expenses reimbursed;

•        the fact that the Sponsor paid an aggregate of $25,000 for its Founder Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that each of Nautilus and HB Strategies, which are members of the Sponsor, purchased from GCAC 1,379,167 shares of GCAC Class B common stock for a purchase price of $2,043 (or an aggregate purchase price of $4,086) and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the initial stockholders have agreed not to redeem any of their Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•        if GCAC does not complete an initial business combination by August 2, 2022, a portion of the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distribution to GCAC’s public stockholders and the Private Placement Warrants will expire worthless; and

•        if the Trust Account is liquidated, including in the event GCAC is unable to complete an initial business combination within the required time period, the Sponsor and Nautilus have agreed that they will be liable to GCAC, on a pro rata basis based on the number of founder shares owned by them, if and to the extent any claims by a third party for services rendered or products sold to GCAC, or a prospective target business with which GCAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under GCAC’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

Conditions to the Closing of the Business Combination

The consummation of the Business Combination is subject to certain conditions, among others:

•        approval by Cepton’s stockholders of the approval and adoption of the Business Combination Agreement, the Merger, and all other transactions contemplated by the Business Combination Agreement;

•        approval by GCAC’s stockholders of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal;

•        GCAC having at least $5,000,001 of net tangible assets as of the Effective Time;

•        the expiration or termination of the waiting period under the HSR Act;

•        the listing of the shares of GCAC Class A Common Stock to be issued in connection with the closing of the transactions contemplated by the Business Combination Agreement will be approved for listing on the Nasdaq, subject only to official notice of issuance thereof;

•        the registration statement having been declared effective under the Securities Act;

•        the GCAC Charter having been amended and restated by the Amended and Restated Charter;

•        no governmental authority of competent jurisdiction having entered any law, rule, regulation, judgement, decree, executive order, or award that has the effect of making the transactions contemplated by the Business Combination Agreement, illegal or otherwise prohibiting consummation of the transactions contemplated by the Business Combination Agreement;

•        no GCAC or Cepton Material Adverse Effect shall have occurred between the date the Business Combination Agreement was entered into and the Closing; and

•        the Closing GCAC Cash shall equal or exceed the Minimum Cash Condition.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume that no GCAC stockholders exercise their redemption rights in connection with the Business Combination.

Sources		Uses
Cash in Trust Account(1)	$172,511,739	Seller Rollover(2)	$1,500,000,000
PIPE Investment	59,500,000	Proceeds to Cepton(3)	196,008,739
Seller Rollover(2)	1,500,000,000	GCAC estimated transaction costs	19,828,000
		Cepton estimated transaction costs	16,175,000
Total Sources(4)	$1,732,011,739	Total Uses(4)	$1,732,011,739

____________

(1)      Assumes no GCAC stockholder has exercised their redemption rights to receive cash from the Trust Account. This amount will be reduced by the amount of cash used to satisfy any redemptions.

(2)      Dollar amount represents the number of shares existing Cepton stockholders will receive valued at a share price of $10.00. This amount is not impacted by the number of redemptions.

(3)      Proceeds to Cepton is calculated based on the assumed $172.5 million of GCAC cash and $59.5 million in PIPE investment less $19.8 million for estimated GCAC transaction costs and less $16.2 million for estimated Cepton transaction costs.

(4)      Totals may be different due to rounding.

The following table summarizes the sources and uses for funding the Business Combination. These figures assume that a maximum number of GCAC stockholders exercise their redemption rights in connection with the Business Combination.

Sources		Uses
Cash in Trust Account(1)	$12,882,269	Seller Rollover(2)	$1,500,000,000
PIPE Investment	59,500,000	Proceeds to Cepton(3)	40,519,269
Seller Rollover(2)	1,500,000,000	GCAC estimated transaction costs	19,828,000
		Cepton estimated transaction costs	12,035,000
Total Sources(4)	$1,572,382,269	Total Uses(4)	$1,572,382,269

____________

(1)      Assumes maximum number of GCAC stockholders have exercised their redemption rights to receive cash from the Trust Account, reducing the amount of GCAC cash by $159.6 million.

(2)      Dollar amount represents the number of shares existing Cepton stockholders will receive valued at a share price of $10.00. This amount is not impacted by the number of redemptions.

(3)      Proceeds to Cepton is calculated based on the assumed $12.9 million of GCAC cash and $59.5 million in PIPE investment less $19.8 million for estimated GCAC transaction costs and less $12.0 million for estimated Cepton transaction costs.

(4)      Totals may be different due to rounding.

U.S. Federal Income Tax Consequences

The material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section titled “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations” beginning on page 160 for a more detailed discussion of the U.S. federal income tax consequences of the merger. You should also consult your tax advisor for a complete analysis of the effect of the merger on your federal, state and local and/or foreign taxes.

Risk Factors

In evaluating the Business Combination and the proposals set forth in this proxy statement/consent solicitation statement/prospectus, you should carefully read this proxy statement/consent solicitation statement/prospectus, including the annexes, and especially consider the factors discussed in the section titled “Risk Factors” beginning on page 62 of this proxy statement/consent solicitation statement/prospectus. Amount these important risks are the following:

Risks Related to Cepton’s Business and Industry

•        Cepton is an early stage company with a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future.

•        Cepton’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter.

•        Cepton’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by Cepton’s management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Cepton’s actual operating results may differ materially from those forecasted or projected.

•        Cepton continues to implement strategic initiatives designed to grow its business. These initiatives may prove more costly than it currently anticipates and Cepton may not succeed in increasing its revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

•        If Cepton’s lidar products are not selected for inclusion in ADAS and autonomous driving systems by automotive OEMs, automotive tier 1 suppliers, mobility or technology companies or their respective suppliers, its business will be materially and adversely affected.

•        Continued pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in losses or lower than anticipated margins, which will adversely affect Cepton’s results of operations and financial condition.

•        Although Cepton believes that lidar is likely to become an essential sensor for autonomous vehicles and other emerging markets, market adoption of lidar is uncertain. If market adoption of lidar does not continue to develop, or develops more slowly than Cepton expects, its business will be adversely affected.

•        Cepton is substantially dependent on its series production award from OEM-B and its relationship with Koito, and its business and prospects will be materially and adversely affected if OEM-B’s development or launch plans for the multiple vehicle models in which Cepton’s products are expected to be deployed are significantly scaled back or terminated.

•        Cepton relies on third-party suppliers and because some of the raw materials and key components in its products come from limited or single-source suppliers, Cepton is susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt its supply chain and could delay deliveries of its products to customers.

•        Because Cepton’s sales have been primarily to customers engaged in development of ADAS deployments in consumer vehicles and pilot projects in the Smart Infrastructure segment and its orders are project-based, Cepton expects its results of operations to fluctuate on a quarterly and annual basis.

•        Even though many of the components in Cepton’s lidars are modular and can be built using readily available materials, Cepton, its outsourcing partners and its suppliers may rely on complex machinery for Cepton’s production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs. Cepton, its outsourcing partners and its suppliers may also rely on highly-skilled labor for Cepton’s production, and if such highly-skilled labor is unavailable, Cepton’s business could be adversely affected.

•        The average selling prices of Cepton’s products could decrease rapidly over the life of the product, which may negatively affect Cepton’s revenue and gross margin. In addition, the selling prices Cepton is able to ultimately charge in the future for the products it is currently developing or commercializing may be less than what Cepton currently projects, which may cause Cepton’s actual operating results to differ materially from its projections.

•        The discontinuation, lack of commercial success, or loss of business with respect to a particular vehicle model or other customer solution for which Cepton is a significant supplier to, could reduce Cepton’s sales and adversely affect its profitability.

•        There is substantial doubt about Cepton’s ability to continue as a going concern. Cepton will need additional financing to execute its business plan, to fund its operations and to continue as a going concern.

Legal and Regulatory Risks Related to Cepton’s Business

•        Cepton is subject to governmental export and import control laws and regulations. Cepton’s failure to comply with these laws and regulations could have an adverse effect on its business, prospects, financial condition and results of operations.

•        Cepton is subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the manufacturing, use, distribution and sale of its products. Some of Cepton’s customers also require that it comply with their own unique requirements relating to these matters. These could impose substantial costs upon Cepton and materially impact our ability to fulfil certain business opportunities.

Risks Related to Cepton’s Intellectual Property

•        Despite the actions Cepton is taking to defend and protect its intellectual property, Cepton may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Cepton’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

Risks Related to GCAC and the Business Combination

•        GCAC did not seek an opinion from an unaffiliated third party as to the fair market value of Cepton or that the price it is paying for Cepton is fair to its stockholders from a financial point of view.

•        You may be unable to ascertain the merits or risks of Cepton’s operations.

•        There is no assurance that GCAC’s diligence will reveal all material risks that may present with regard to Cepton. Subsequent to the completion of the Business Combination, New Cepton may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

•        Because Cepton will become a publicly traded company through a merger as opposed to an underwritten public offering, no underwriter has conducted due diligence in connection with the business combination, and while sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in an underwritten public offering.

Risks Related to Ownership of New Cepton’s Shares

•        The GCAC Charter and the Amended and Restated Charter require, to the fullest extent permitted by law, that derivative actions brought in GCAC’s or New Cepton’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against GCAC’s or New Cepton’s directors, officers, other employees or stockholders, as applicable.

•        Anti-takeover provisions contained in the Amended and Restated Charter and the Proposed Bylaws, as well as provisions of Delaware law, could impair a takeover attempt. A copy of the Proposed Bylaws is attached as Annex C to the accompanying proxy statement/consent solicitation statement/prospectus.

•        Claims for indemnification by New Cepton’s directors and officers may reduce New Cepton’s available funds to satisfy successful third-party claims against New Cepton and may reduce the amount of money available to New Cepton.

Risks Related to the Redemption

•        GCAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for GCAC to complete the Business Combination with which a substantial majority of GCAC’s stockholders do not agree.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination. Under the redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, GCAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Cepton issuing stock for the net assets of GCAC, accompanied by a recapitalization. The net assets of GCAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) of GCAC appearing elsewhere in this proxy statement/consent solicitation statement/prospectus and the accompanying notes to the pro forma financial statements. The pro forma financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements and related notes of GCAC and Cepton for the applicable periods included in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of GCAC as of June 30, 2021 with the historical balance sheet of Cepton as of June 30, 2021 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on June 30, 2021.

GCAC and Cepton have different fiscal years. GCAC’s fiscal year ends on March 31, whereas Cepton’s fiscal year ends on December 31. The unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2020 and for the six months ended June 30, 2021 have been prepared utilizing Cepton’s fiscal year end as that will be the year end for New Cepton. Accordingly, the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2020 combines the historical results of GCAC for its fiscal year ended March 31, 2021 and the historical results of Cepton for the year ended December 31, 2020. The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2020 has been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 of Regulation S-X. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the historical statement of operations of GCAC and Cepton for the six months ended June 30, 2021. The historical statement of operations of GCAC for the six months ended June 30, 2021, was derived from GCAC’s unaudited condensed statement of operations for the nine months ended December 31, 2020, audited condensed statement of operations for the year ended March 31, 2021, and unaudited condensed statement of operations for the three months ended June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the historical statements of operations of GCAC and Cepton for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are presented as if the following occurred:

•        the merger of Merger Sub, the wholly owned subsidiary of GCAC, with and into Cepton, with Cepton as the surviving company;

•        the Per Share Stock Consideration Rate being set at 2.478 shares in accordance with the Business Combination Agreement. The Per Share Stock Consideration Rate is defined by the Business Combination Agreement as the Per Share Merger Consideration divided by 10. The Per Share Merger Consideration is defined as $1.5 billion divided by Cepton Outstanding Shares as of the Closing. As of June 30, 2021, Cepton Outstanding Shares equaled 60,544,616 (reflecting Cepton outstanding common stock inclusive of converted and exercised preferred stock, Cepton Class F stock, and warrants, as well as all outstanding vested options on a diluted basis);

•        the conversion of all outstanding shares of Cepton preferred stock and Cepton Class F stock into Cepton common stock that will roll over into shares of New Cepton at the Per Share Stock Consideration Rate;

•        the redesignation of GCAC’s outstanding 17,250,000 Public Shares (13,259,263 Public Shares assuming low redemptions, 5,277,790 Public Shares assuming high redemptions, and 1,287,053 Public Shares assuming maximum redemptions) and 4,312,500 Founder Shares as New Cepton common stock;

•        the exercise of Cepton’s warrant for shares of Cepton common stock that will roll over into shares of New Cepton at the Per Share Stock Consideration Rate;

•        the conversion of all outstanding vested and unvested Cepton options into vested and unvested options in New Cepton, respectively, at the Per Share Stock Consideration Rate, in accordance with the Business Combination Agreement (the “Converted Options”). The Converted Options will have and be subject to the same terms and conditions (including vesting, expiration, and exercisability) as were applicable to such Cepton options immediately before the Business Combination. In accordance with the Business Combination Agreement, the exercise price per share of all outstanding vested and unvested options will be adjusted by dividing the applicable exercise price per share immediately prior to the Business Combination by the Per Share Stock Consideration Rate. Based on the number of Cepton vested and unvested options outstanding as of June 30, 2021, the conversion would result in 7,511,859 vested and 6,865,943 unvested options in New Cepton on a diluted basis, calculated in accordance with the treasury stock method of accounting;

•        the issuance of New Cepton’s shares of common stock as follows: 142,488,141 shares of GCAC Class A common stock to stockholders of Cepton and 5,950,000 to the PIPE Investors; and

•        the issuance of up to 13,000,000 Earnout Shares contingently issuable to holders of Cepton common stock based upon achievement of the Share Price Milestones. Share Price Milestones are met if the share price of New Cepton common stock equals or exceeds $15.00 per share (first Share Price Milestone) and/or $17.50 per share (second Share Price Milestone) for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing, and on or prior to the three-year anniversary of the Closing. Upon achievement of the first Share Price Milestone, 7,000,000 Earnout Shares shall be deemed earned and issued and 6,000,000 Earnout Shares shall be deemed earned and issued upon achievement of the second Share Price Milestone. The Earnout Shares will not be issued if none of the Share Price Milestones are met as of the three-year anniversary of the Closing.

The summary pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what Cepton’s and GCAC’s financial position or results of operations actually would have been had the transactions been completed as of the dates indicated. In addition, the summary pro forma financial statements do not purport to project the future financial position or operating results of New Cepton. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma combined financial information has been prepared after giving effect to the Business Combination and the PIPE Investment, assuming four alternative levels of redemption into cash of GCAC’s Class A common stock:

•        Assuming No Redemptions:    This presentation assumes that no GCAC public stockholders exercise redemption rights with respect to their Public Shares.

•        Assuming Low Redemptions:    This presentation assumes that GCAC public stockholders holding 3,990,737 Public Shares will exercise their redemption rights for $39.9 million of funds in GCAC’s Trust Account.

•        Assuming High Redemptions:    This presentation assumes that GCAC public stockholders holding 11,972,210 Public Shares will exercise their redemption rights for $119.7 million of funds in GCAC’s Trust Account.

•        Assuming Maximum Redemptions:    This presentation assumes that GCAC stockholders holding 15,962,947 Public Shares will exercise their redemption rights for $159.6 million of funds in GCAC’s Trust Account (the maximum level of redemption of the Public Shares at which the Minimum Cash Condition under the Business Combination Agreement will be satisfied).

Furthermore, GCAC will only proceed with the Business Combination if it will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination.

	Cepton	GCAC	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Low Redemptions)	Pro Forma Combined (Assuming High Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Statement of Operations Data – For the Six Months Ended June 30, 2021
Revenue	$1,333	$—	$1,333	$1,333	$1,333	$1,333
Cost of revenue	2,436	—	2,436	2,436	2,436	2,436
Operating expenses	17,463	160	17,623	17,623	17,623	17,623
Operating loss	(18,566)	(160)	(18,726)	(18,726)	(18,726)	(18,726)
Net income (loss)	(18,561)	6,736	(10,888)	(10,888)	(10,888)	(10,888)
Statement of Operations Data – Twelve Months Ended December 31, 2020
Revenue	$2,006	$—	$2,006	$2,006	$2,006	$2,006
Cost of revenue	$3,746	—	3,746	3,746	3,746	3,746
Operating expenses	17,836	93	22,029	22,029	21,929	21,829
Operating loss	(19,576)	(93)	(23,769)	(23,769)	(23,669)	(23,569)
Net loss	(19,634)	8,262	(20,621)	(20,621)	(20,521)	(20,421)
Balance Sheet Data – As of June 30, 2021
Total current assets	$32,543	$799	$228,253	$189,346	$111,631	$72,724
Total assets	33,300	173,311	229,010	190,103	112,388	73,481
Total current liabilities	4,708	74	4,782	4,782	4,782	4,782
Total liabilities	5,925	8,682	18,710	18,710	18,710	18,710
Convertible preferred stock	99,470	—	—	—	—	—
Common stock subject to redemption	—	159,629	—	—	—	—
Total stockholders’ (deficit) equity	(72,095)	5,000	210,301	171,394	93,679	54,772

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of GCAC and Cepton would have been had the companies been combined during the period presented.

	Historical			Pro Forma Combined								Cepton Equivalent Pro Forma Combined
	Cepton	GCAC		(Assuming No Redemptions)		(Assuming Low Redemptions)		(Assuming High Redemptions)		(Assuming Maximum Redemptions)		(Assuming No Redemptions)		(Assuming Low Redemptions)		(Assuming High Redemptions)		(Assuming Maximum Redemptions)
Six Months Ended June 30, 2021
Basic and Diluted net (loss) income per share, Class A(1)		$—		$(0.06)		$(0.07)		$(0.07)		$(0.07)		$(0.15)		$(0.17)		$(0.17)		$(0.17)
Basic and Diluted net (loss) income per share, Class B(1)		$1.20
Basic and Diluted net (loss) income per share, Cepton(1)	$(0.68)
Book value per share – basic and diluted(2)	$(2.63)	$0.23		$1.24		$1.03		$0.59		$0.36		$3.06		$2.56		$1.47		$0.88
Weighted average shares outstanding of Class A and Class B non-redeemable common stock, basic and diluted		5,599,553		170,000,641	(3)	166,009,904	(3)	158,028,431	(3)	154,037,694	(3)	142,488,141	(3)	142,488,141	(3)	142,488,141	(3)	142,488,141	(3)
Weighted average shares outstanding of Class A redeemable common stock, basic and diluted		15,962,947
Weighted average shares outstanding of Cepton common stock, basic and diluted	27,314,638

Twelve Months Ended December 31, 2020
Basic and Diluted net (loss) income per share, Class A(1)		$—		$(0.12)		$(0.12)		$(0.13)		$(0.13)		$(0.30)		$(0.30)		$(0.32)		$(0.32)
Basic and Diluted net (loss) income per share, Class B(1)		$1.52
Basic and Diluted net (loss) income per share, Cepton(1)	$(0.73)
Book value per share – basic and diluted	N/A (4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)
Weighted average shares outstanding of Class A and Class B non-redeemable common stock, basic and diluted		5,447,007		170,000,641	(3)	165,971,768	(3)	157,914,021	(3)	153,885,148	(3)	142,488,141	(3)	14,24,88,141	(3)	142,488,141	(3)	142,488,141	(3)
Weighted average shares outstanding of Class A redeemable common stock, basic and diluted		16,115,493
Weighted average shares outstanding of Cepton common stock, basic and diluted	27,068,162

____________

(1)      Net loss per share is based on: weighted average number of shares of GCAC Class A redeemable common stock outstanding for the six months ended June 30, 2021 and the year ended December 31, 2020; weighted average number of shares of GCAC Class B common stock outstanding for the six months ended June 30, 2021 and the year ended December 31, 2020; weighted average number of shares of Cepton common stock outstanding for the six months ended June 30, 2021 and the year ended December 31, 2020 (as adjusted); and the pro forma information. The Cepton equivalent figures are calculated by multiplying the pro forma combined figures by the Per Share Stock Consideration Rate.

(2)      Book value per share is equal to total equity (excluding shares of preferred stock) divided by shares outstanding as of June 30, 2021 — basic and diluted. The Cepton equivalent figures are calculated by multiplying the pro forma combined figures by the Per Share Stock Consideration Rate.

(3)      As a result of the pro forma net loss, the net loss per share amounts exclude the anti-dilutive impact from the 7,511,859 vested Converted Options outstanding.

(4)      A pro forma balance sheet for the year ended December 31, 2020 is not required to be included herein and as such, no such calculation is included in this table.

SELECTED FINANCIAL AND OTHER DATA OF GCAC

GCAC is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

GCAC’s balance sheet data as of June 30, 2021 and statement of operations data for the three months ended June 30, 2021 are derived from GCAC’s unaudited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. GCAC’s balance sheet data as of March 31, 2021 and statement of operations data for the year ended March 31, 2021. GCAC’s statement of operations data for the period from April 1, 2020 through March 31, 2021 are derived from GCAC’s audited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following selected financial information in conjunction with each of Cepton’s and GCAC’s consolidated financial statements and related notes and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GCAC” contained elsewhere herein.

GROWTH CAPITAL ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended June 30,
	2021	2020
General and administrative expenses	$66,638	$—
Loss from operations	(66,638)	—
Other income (loss):
Change in fair value of warrants	(1,466,250)	—
Interest income – operating account	1,202	—
Interest income – Trust Account	6,225	—
Net loss	$(1,525,461)	$—

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	16,115,493	—

Basic and diluted net loss per share, Class A common stock subject to possible redemption	$0.00	$—

Basic and diluted weighted average shares outstanding, Class B common stock	5,447,007	3,750,000

Basic and diluted net loss per share, Class B common stock	$(0.28)	$—
	June 30, 2021	March 31, 2021
	Unaudited
Balance Sheet Data
Total assets	$173,310,771	$173,370,188
Total liabilities	$8,681,300	$7,215,256
Total commitments	$159,629,470	$161,154,930
Total shareholders’ equity	$5,000,001	$5,000,002

GROWTH CAPITAL ACQUISITION CORP.
STATEMENTS OF OPERATIONS

For the year ended March 31, 2021
General and administrative expenses	$93,265
Loss from operations	(93,265)
Other Income:
Warrant transaction costs	(292,875)
Excess value of UW warrants	(1,293,750)
Unrealized gain on FV changes of warrants	9,936,000
Provision for income taxes	—
Interest income and realized gain from sale of treasury securities	5,514
Net income (loss)	$8,261,624

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	2,404,988

Basic and diluted net income per share, Class A common stock subject to possible redemption	$0.00

Basic and diluted weighted average shares outstanding, Class B common stock	4,648,608

Basic and diluted net income per share, Class B common stock	$1.78
For the year ended March 31, 2021
Total assets	$173,370,188
Total liabilities	7,215,256
Total commitments	161,154,930
Total shareholders’ equity	5,000,002

MARKET PRICE AND DIVIDEND INFORMATION

GCAC

Holders

As of the Record Date, there were             holder of record of our units,             holder of record of our shares of GCAC Class A common stock and              holders of record of our warrants.

Ticker Symbol and Market Price

GCAC Units, GCAC Class A common stock and the Public Warrants are currently listed on the Nasdaq Capital Market under the symbols “GCACU,” “GCAC,” and “GCACW,” respectively. The closing price of the GCAC Units, GCAC Class A common stock and the Public Warrants on August 4, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.10, $9.72 and $0.78 respectively. As of        , 2021, the Record Date, the closing price for the GCAC Units, GCAC Class A Common Stock and the Public Warrants was $            , $            , and $            , respectively.

Dividend Policy

GCAC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

Cepton

There is no public market for Cepton common stock or Cepton preferred stock.

Dividend Policy of New Cepton Following the Business Combination

The payment of cash dividends in the future will be dependent upon New Cepton’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the board of directors of the Combined Entity.

RISK FACTORS

The following risk factors will apply to the business and operations of New Cepton following the Closing. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Cepton and New Cepton’s business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/consent solicitation statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of GCAC common stock. Please see the section entitled “Where You Can Find More Information” in this proxy statement/consent solicitation statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of Cepton and New Cepton following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by GCAC and Cepton that later may prove to be incorrect or incomplete. GCAC and Cepton may face additional risks and uncertainties that are not presently known to GCAC or Cepton, or that GCAC and Cepton currently deem immaterial, which may also impair New Cepton’s business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the financial statements of Cepton and the financial statements of GCAC and the notes thereto included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Unless the context requires otherwise, references to “Cepton” in this section are to the business and operations of Cepton prior to the Business Combination and the business and operations of New Cepton as directly or indirectly affected by Cepton by virtue of New Cepton’s ownership of the business of Cepton through its ownership of the surviving corporation following the Business Combination.

Risks Related to Cepton’s Business and Industry

Cepton is an early stage company with a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future.

Cepton has incurred net losses on an annual basis since its inception. Cepton incurred a net loss of approximately $18.6 million for the six months ended June 30, 2021 and $16.8 million and $19.6 million for the years ended December 31, 2019 and 2020, respectively. Cepton believes that it will continue to incur operating and net losses each quarter until at least the first quarter of 2024. Even if Cepton is able to successfully develop and sell its lidar solutions, there can be no assurance that they will be commercially successful. Cepton’s potential profitability is dependent upon the successful development and successful commercial introduction and acceptance of its lidar solutions, which may not occur.

Cepton expects the rate at which it will incur losses to be significantly higher in future periods as Cepton:

•        expands its production capabilities to produce its lidar solutions, including costs associated with outsourcing the production of its lidar solutions;

•        expands its design, development, installation and servicing capabilities;

•        builds up inventories of parts and components for its lidar solutions;

•        produces an inventory of its lidar solutions;

•        increases its sales and marketing activities and develops its distribution infrastructure; and

•        continues to utilize its third-party partners for manufacturing, testing and commercialization.

Because Cepton will incur the costs and expenses from these efforts before it receives incremental revenues with respect thereto, Cepton’s losses in future periods will be significant. In addition, Cepton may find that these efforts are more expensive than it currently anticipates or that these efforts may not result in revenues, which would further increase Cepton’s losses.

Cepton’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter.

Cepton has been focused on developing lidar products and perception software for mass-market ADAS and autonomous driving systems and Smart Infrastructure since 2016. This relatively limited operating history makes it difficult to evaluate Cepton’s future prospects and the risks and challenges it may encounter. Risks and challenges Cepton has faced or expects to face include, but are not limited to, its ability to:

•        develop and commercialize its products;

•        produce and deliver lidar and software products of acceptable performance;

•        forecast its revenue and budget for and manage its expenses;

•        attract new customers, retain existing customers and expand existing commercial relationships;

•        comply with existing and new or modified laws and regulations applicable to its business;

•        plan for and manage capital expenditures for its current and future products, and manage its supply chain and supplier relationships related to its current and future products;

•        anticipate and respond to macroeconomic changes and changes in the markets in which it operates;

•        maintain and enhance the value of its reputation and brand;

•        effectively manage its growth and business operations, including the impacts of the COVID-19 pandemic on its business;

•        develop and protect intellectual property;

•        hire, integrate and retain talented people at all levels of its organization; and

•        successfully develop new solutions to enhance the experience of customers.

If Cepton fails to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, its business, financial condition and results of operations could be adversely affected. Further, because Cepton has limited historical financial data and operates in a rapidly evolving market, any predictions about its future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more predictable market. Cepton has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If Cepton’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

Cepton’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by Cepton’s management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Cepton’s actual operating results may differ materially from those forecasted or projected.

Cepton’s forecasts and projections included in this proxy statement/consent solicitation statement/prospectus are subject to significant uncertainty and are based on assumptions, analyses and internal estimates developed by Cepton’s management, any or all of which may not prove to be correct or accurate. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Cepton’s actual operating results may differ materially from those forecasted or projected.

The forecasts and projections in this proxy statement/consent solicitation statement/prospectus include forecasts and estimates relating to the expected size and growth of the markets for which Cepton operates or seeks to enter. Such markets may not develop or grow, or may develop and grow at a lower rate than expected, and even if these markets experience the forecasted growth described in this proxy statement/consent solicitation statement/prospectus, Cepton may not grow its business at similar rates, or at all. Cepton’s future growth is subject to many factors, including, among others, its ability to develop and commercialize its products and the market’s adoption of its products, both of which are subject to risks and uncertainties, many of which are beyond Cepton’s control. Accordingly, the forecasts and estimates of market size and growth described in this proxy statement/consent solicitation statement/prospectus should not be taken as indicative of Cepton’s future growth. In addition, these forecasts do not take into account the impact of the current COVID-19 pandemic, and Cepton cannot assure you that these forecasts will not be materially and adversely affected as a result of the COVID-19 pandemic.

Cepton continues to implement strategic initiatives designed to grow its business. These initiatives may prove more costly than it currently anticipates and Cepton may not succeed in increasing its revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

Cepton continues to make investments and implement initiatives designed to grow its business, including:

•        expanding its sales and marketing efforts to attract new customers in its target end markets;

•        investing in R&D;

•        investing in new applications and markets for its products by expanding relationships with existing customers and creating opportunities for new customers;

•        further enhancing its partnerships with third-parties to develop manufacturing processes; and

•        investing in legal, accounting, and other administrative functions necessary to support its operations as a public company.

These initiatives may prove more expensive than Cepton currently anticipates, and Cepton may not succeed in increasing its revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. The market opportunities Cepton is pursuing are at various stages of development, and it may be many years before the end markets Cepton expects to serve in the Automotive market generate demand for its products at scale, if at all. In the Smart Infrastructure market, Cepton has a number of active projects and multiple developing engagement opportunities, but some of these relationships and market opportunities are also still in the early stages of development. Cepton’s revenue may be adversely affected for a number of reasons, including, but not limited to (i) the development and/or market acceptance of new technology that competes with its lidar products and automotive software, (ii) if certain automotive OEMs, or other market participants change their autonomous vehicle technology, (iii) failure of Cepton’s customers to commercialize autonomous systems that include its solutions, (iv) Cepton’s inability to effectively manage its inventory or manufacture products at scale, (v) Cepton’s inability to enter new markets or help its customers adapt its products for new applications or (vi) Cepton’s failure to attract new customers or expand orders from existing customers or increasing competition. Furthermore, it is difficult to predict the size and growth rate of Cepton’s target markets, customer demand for its products, commercialization timelines, developments in autonomous sensing and related technology, the entry of competitive products, or the success of existing competitive products and services. For these reasons, Cepton does not expect to achieve profitability over the near term. If Cepton’s revenue does not grow over the long term, its ability to achieve and maintain profitability may be adversely affected, and the value of its business may significantly decrease.

Cepton’s ability to effectively manage its anticipated growth and expansion of operations will also require it to enhance its operational, financial and management controls and infrastructure, human resources policies and reporting systems. These enhancements and improvements will require significant capital expenditures, investments in additional headcount and other operating expenditures and allocation of valuable management and employee resources. Cepton’s future financial performance and ability to execute on its business plan will depend, in part, on its ability to effectively manage any future growth and expansion. There are no guarantees Cepton will be able to do so in an efficient or timely manner, or at all.

If Cepton’s lidar products are not selected for inclusion in ADAS and autonomous driving systems by automotive OEMs, automotive tier 1 companies, mobility or technology companies or their respective suppliers, its business will be materially and adversely affected.

Automotive OEMs, tier 1 suppliers to automotive OEMs, mobility or technology companies, and their respective suppliers design and develop autonomous driving and ADAS technology over several years. These automotive OEMs, tier 1 suppliers, mobility or technology companies, and their respective suppliers undertake extensive testing or qualification processes prior to selecting a product such as Cepton’s lidar products for use in a particular system, product or vehicle model, because such products will function as part of a larger system or platform and must meet certain other specifications. Cepton spends significant time and resources to have its products selected by its customers and their suppliers for use in a particular system, product or vehicle model, which is known as a “series production win” or a “series production award.” In the case of autonomous driving and ADAS technology, a series production award means Cepton’s lidar product has been selected for use in a particular vehicle model. However, if Cepton does not achieve a series production award with respect to a particular vehicle model, it may not have an opportunity to supply its products to the automotive OEM for that vehicle model for a period of many years. In many cases, this period can be as long as five to seven or more years. If Cepton’s products are not selected by an automotive OEM or its suppliers for one vehicle model or if Cepton’s products are not successful in that vehicle model, it is unlikely that its product will be deployed in other vehicle models of that OEM. If Cepton fails to win a significant number of vehicle models from one or more of automotive OEMs or their suppliers, its business, results of operations and financial condition will be materially and adversely affected. For more information about certain risks related to product selection, please see the risk factor in this proxy statement/consent solicitation statement/prospectus captioned “The period of time from engagement to a series production award and then to implementation is long, typically spanning over several years, especially in the Automotive market, and Cepton’s customer arrangements are subject to cancellation or postponement of contracts or unsuccessful implementation.”

Cepton is reliant on key inputs and its inability to reduce and control the cost of such inputs could negatively impact the adoption of its products and its profitability.

The production of Cepton’s sensors is dependent on producing or sourcing certain key components and raw materials at acceptable price levels. If Cepton is unable to adequately reduce and control the costs of such key components, it will be unable to realize manufacturing costs targets, which could reduce the market adoption of its products, damage its reputation with current or prospective customers, and harm its brand, business, prospects, financial condition and operating results.

Continued pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in losses or lower than anticipated margins, which will adversely affect Cepton’s results of operations and financial condition.

Cost-cutting initiatives adopted by Cepton’s customers often result in increased downward pressure on pricing. Cepton expects that over the course of the terms of its arrangements with automotive OEMs, its customers may require step-downs in pricing. Automotive OEMs possess significant leverage over their suppliers, including Cepton, because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. For example, Cepton’s long-range lidars are currently in the low $1,000s range and, over the next five to six years, Cepton expects that these prices could drop to the $500-600 range. For near-range lidars, Cepton expects high volume ADAS target pricing to be in the $100 range within a few years. Accordingly, Cepton expects to be subject to substantial continuing pressure from automotive OEMs and Tier 1 suppliers to reduce the price of its products. It is possible that pricing pressures beyond Cepton’s expectations could intensify as automotive OEMs pursue restructuring, consolidation and cost-cutting initiatives. If Cepton is unable to generate sufficient production cost savings in the future to offset price reductions, its gross margin and profitability would be adversely affected.

Cepton expects to incur substantial R&D costs and devote significant resources to identifying and commercializing new products, which could significantly reduce its profitability and may never result in revenue to Cepton.

Cepton’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. Cepton plans to incur substantial, and potentially increasing, R&D costs as part of its efforts to design, develop, manufacture and commercialize new products and enhance existing products. Cepton’s R&D expenses were approximately $11 million for the six months ended June 30, 2021 and $11.5 million and $11.7 million for the years ended December 31, 2019 and 2020, respectively, and are likely to grow in the future. Because Cepton accounts for R&D as an operating expense, these expenditures will adversely affect its results of operations in the future. Further, Cepton’s R&D program may not produce successful results, and its new products may not achieve market acceptance, create additional revenue or become profitable.

Although Cepton believes that lidar is likely to become an essential sensor for autonomous vehicles and other emerging markets, market adoption of lidar is uncertain. If market adoption of lidar does not continue to develop, or develops more slowly than Cepton expects, its business will be adversely affected.

While Cepton’s lidar solutions can be applied to different use cases across end markets, a significant portion of its revenue is currently primarily generated from product sales of lidar sensors to direct customers. Despite the fact that the automotive industry has engaged in considerable effort to research and test lidar products for ADAS and autonomous driving applications, the automotive industry may not introduce lidar products in commercially available vehicles. However, lidar products remain relatively new and it is possible that other sensing modalities, or a new disruptive modality based on new or existing technology, including a combination of technology, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if lidar products are used in initial generations of autonomous driving technology and certain ADAS applications, Cepton cannot guarantee that lidar products will be designed into or included in subsequent generations of such commercialized technology. In addition, Cepton expects that initial generations of autonomous vehicles will be focused on limited applications, such as robotaxis and delivery vehicles, and that mass market adoption of autonomous technology may lag behind these initial applications significantly. The speed of market growth for ADAS or autonomous vehicles is difficult if not impossible to predict, and it is more difficult to predict this market’s future growth in light of the economic consequences of the COVID-19 pandemic. Although Cepton currently believes it is a leader in lidar-based systems for the ADAS market, by the time mass market adoption of ADAS and autonomous vehicle technology is achieved, Cepton expects competition among providers of sensing technology based on lidar and other modalities to increase substantially. If commercialization of lidar products is not successful, or not as successful as Cepton or the market expects, or if other sensing modalities gain acceptance by developers of ADAS or autonomous driving systems, automotive OEMs, regulators and safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, its business, results of operations and financial condition will be materially and adversely affected.

Cepton is investing in and pursuing market opportunities outside of the Automotive markets, including in the Smart Infrastructure market. Cepton believes that its future revenue growth, if any, will depend in part on its ability to expand within new markets such as these and to enter new markets as they emerge. Each of these markets presents distinct risks and, in many cases, requires Cepton to address the particular requirements of that market.

Addressing these requirements can be time-consuming and costly. The market for lidar technology outside of automotive applications is relatively new, rapidly developing and unproven in many markets or industries. Many of Cepton’s customers outside of the automotive industry are still in the testing and development phases and it cannot be certain that they will commercialize products or systems with its lidar products or at all. Cepton cannot be certain that lidar will be sold into these markets, or any market outside of Automotive market, at scale. Adoption of lidar products, including Cepton’s products, outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of lidar and lidar-based products meet users’ current or anticipated needs, whether the benefits of designing lidar into larger sensing systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities such as cameras and radar, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by lidar technology and whether lidar developers such as Cepton can keep pace with rapid technological change in certain developing markets and the global response to the COVID-19 pandemic and the length of any associated work stoppages. If lidar technology does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than Cepton expects, its business, results of operation and financial condition will be materially and adversely affected.

Cepton is substantially dependent on its series production award from OEM-B and its relationship with Koito, and its business and prospects will be materially and adversely affected if OEM-B’s development or launch plans for the multiple vehicle models in which Cepton’s products are expected to be deployed are significantly scaled back or terminated.

Cepton’s growth plans are substantially dependent on its series production award from OEM-B. Cepton is the supplier of lidar to OEM-B’s next generation ADAS program, through Koito. Sales to Koito accounted for over 50% of Cepton’s total revenues for the six months ended June 30, 2021. There can be no assurance that Cepton will be able to maintain its relationship with OEM-B or Koito and secure orders from Koito for OEM-B programs. If OEM-B terminates or significantly alters or delays its next generation ADAS program and/or alters its relationship with Cepton or with Koito in a manner that is adverse to Cepton, Cepton’s business would be materially adversely affected. Similarly, if Cepton is unable to maintain its relationship with Koito, or the terms of Cepton’s arrangement with Koito with respect to the OEM-B series production award differ from Cepton’s expectations, including with respect to volume, pricing and timing, then Cepton’s business and prospects would be materially adversely affected.

The period of time from engagement to a series production award and then to implementation is long, typically spanning over several years, especially in the Automotive market, and Cepton’s customer arrangements are subject to cancellation or postponement of contracts or unsuccessful implementation.

Cepton’s customers generally must make significant commitments of resources to test and validate Cepton’s products and confirm that they can integrate with other technologies before including them in any particular system, product or vehicle model. Cepton, in turn, spends significant time and resources to have its products selected by its customers and their suppliers for use in a particular system, product or vehicle model, which is known as a series production award. The development cycles of Cepton’s products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the Automotive market, this development cycle can be five to seven years, including the period from series production award to production, which can be three to four years. In the Smart Infrastructure market, this development cycle can be one to two years. Further, even after obtaining a series production award with a customer, Cepton is subject to the risk that such customer cancels or postpones implementation of its technology, as well as that it will not be able to integrate its technology successfully into a larger system with other sensing modalities. Further, Cepton’s revenue could be less than forecasted if the system, product or vehicle model that includes its lidar products is unsuccessful, including for reasons unrelated to its technology. Long development cycles and product cancellations or postponements may adversely affect Cepton’s business, prospects, results of operations and financial condition.

Cepton may experience difficulties in managing its growth and expanding its operations.

Cepton expects to experience significant growth in the scope and nature of its operations. Cepton’s ability to manage its operations and future growth will require Cepton to continue to improve its operational, financial and management controls, compliance programs and reporting systems. Cepton is currently in the process of strengthening its compliance programs, including its compliance programs related to export controls, privacy and cybersecurity and anti-corruption. Cepton may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on its business, reputation and financial results.

Cepton relies on third-party suppliers and because some of the raw materials and key components in its products come from limited or single-source suppliers, Cepton is susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt its supply chain and could delay deliveries of its products to customers.

While the components that go into the manufacture of Cepton’s solutions are generally built from modular, commonly available materials, they are sourced from third-party suppliers. To date, Cepton has produced its products in relatively limited quantities. Although Cepton has limited experience in managing its supply chain to manufacture and deliver its products at scale, its future success will depend on its ability to manage its supply chain to manufacture and deliver its products at scale. Some of the key components used to manufacture Cepton’s products come from limited or single source suppliers. Cepton is therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that its suppliers discontinue or modify components used in its products. Cepton has a global supply chain and the COVID-19 pandemic and other health epidemics and outbreaks have and may in the future adversely affect its ability to source components in a timely or cost effective manner from its third-party suppliers due to, among other things, work stoppages or interruptions. For example, some of Cepton’s key suppliers were affected by the pandemic resulting in supply chain disruptions. These issues further delayed order fulfillment and revenue recognition but were largely resolved in the third quarter of 2020. Additionally, Cepton’s MMT®-based lidar uses laser diodes. Any shortage of these laser diodes could materially and adversely affect Cepton’s ability to manufacture its solutions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. Cepton may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. Component shortages or pricing fluctuations could be material in the future. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, Cepton may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and Cepton may not be able to source these components on terms that are acceptable to it, or at all, which may undermine Cepton’s ability to meet its requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect Cepton’s ability to meet its scheduled product deliveries to its customers. This could adversely affect Cepton’s relationships with its customers and channel partners and could cause delays in shipment of its products and adversely affect its operating results. In addition, increased component costs could result in lower gross margins. Even where Cepton is able to pass increased component costs along to its customers, there may be a lapse of time before it is able to do so such that Cepton must absorb the increased cost. If Cepton is unable to buy these components in quantities sufficient to meet its requirements on a timely basis, it will not be able to deliver products to its customers, which may result in such customers using competitive products instead of Cepton’s.

Because Cepton’s sales have been primarily to customers engaged in development of ADAS deployments in consumer vehicles and pilot projects in the Smart Infrastructure segment and its orders are project-based, Cepton expects its results of operations to fluctuate on a quarterly and annual basis.

Cepton’s quarterly results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of its operating results may not be meaningful. In particular, because Cepton’s sales to date have primarily been to customers making purchases for development of ADAS deployments in consumer vehicles, sales in any given quarter can fluctuate based on the timing and success of its customers’ projects. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Cepton’s quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of Cepton’s business. These fluctuations could adversely affect Cepton’s ability to meet its expectations or those of securities analysts, ratings agencies or investors. If Cepton does not meet these expectations for any period, the value of its business and its securities, or those of New Cepton, could decline significantly. Factors that may cause these quarterly fluctuations include, but are not limited to, those listed below:

•        the timing and magnitude of orders and shipments of Cepton’s products in any quarter;

•        the timing and magnitude of sales returns and warranty claims of Cepton’s products in any quarter;

•        the timing and magnitude of non-recurring engineering services revenue in any quarter;

•        pricing changes Cepton may adopt to drive market adoption or in response to competitive pressure;

•        the ability of Cepton to retain its existing customers and attract new customers;

•        the ability of Cepton to develop, introduce, manufacture and ship in a timely manner products that meet customer requirements;

•        disruptions in Cepton’s sales channels or termination of its relationship with important channel partners;

•        delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new products or updates from Cepton or its competitors;

•        fluctuations in demand pressures for Cepton’s products;

•        the mix of products sold in any quarter;

•        the duration of COVID-19 and the time it takes for economic recovery;

•        the timing and rate of broader market adoption of autonomous systems utilizing Cepton’s solutions across the automotive and other market sectors;

•        market acceptance of lidar and further technological advancements by Cepton’s competitors and other market participants;

•        the ability of Cepton’s customers to commercialize systems that incorporate its products;

•        any change in the competitive dynamics of Cepton’s markets, including consolidation of competitors, regulatory developments and new market entrants;

•        the ability of Cepton to effectively manage its inventory;

•        changes in the source, cost, availability of and regulations pertaining to materials Cepton uses;

•        adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

•        general economic, industry and market conditions, including trade disputes.

Cepton’s transition to an outsourced manufacturing business model may not be successful, which could harm its ability to deliver products and recognize revenue.

Cepton is transitioning from a manufacturing model in which it primarily manufactured and assembled its products at its San Jose, California location, to one where it relies on third-party manufacturers and tier 1 partners in Japan and potentially other foreign and domestic locations. Cepton currently has an agreement with one such manufacturer of key components and is in negotiations with other third parties to provide contract manufacturing of certain of its products. As Cepton transitions manufacturing to third-party manufacturers and tier 1 partners, Cepton plans to maintain certain levels of in-house manufacturing capabilities for new product introduction, prototyping, and small quantity order fulfillment. Cepton believes the use of third-party manufacturers and tier 1 partners will have benefits, but in the near term, while it is beginning manufacturing with new partners, Cepton may lose revenue, incur increased costs and potentially harm its customer relationships.

Reliance on third-party manufacturers reduces Cepton’s control over the manufacturing process, including reduced control over quality, product costs and product supply and timing. Cepton may experience delays in shipments or issues concerning product quality from its third-party manufacturers. If any of Cepton’s third-party manufacturers experience interruptions, delays or disruptions in supplying its products, including by natural disasters, COVID-19, other health epidemics and outbreaks, or work stoppages or capacity constraints, Cepton’s ability to ship products to distributors and customers would be delayed. In addition, unfavorable economic conditions could result in financial distress among third-party manufacturers upon which Cepton relies, thereby increasing the risk of disruption of supplies necessary to fulfill Cepton’s production requirements and meet customer demands. Additionally, if any of Cepton’s third-party manufacturers experience quality control problems in their manufacturing operations and Cepton’s products do not meet customer or regulatory requirements, it could be required to cover the cost of repair or replacement of any defective products. These delays or product quality issues could have an immediate and material adverse effect on Cepton’s ability to fulfill orders and could have a negative effect on its operating results. In addition, such delays or issues with product quality could adversely affect Cepton’s reputation and its relationship with its channel partners. If third-party manufacturers experience financial, operational, manufacturing capacity or other difficulties, or experience shortages in required components, or if they are otherwise unable or unwilling to continue to manufacture Cepton’s products in required volumes or at all, Cepton’s supply may be disrupted, it may be required to seek alternate manufacturers and it may be required to re-design its products. It would be time-consuming, and could be costly and impracticable, to begin to use new manufacturers and designs, and such changes could cause significant interruptions in supply and could have an adverse effect on Cepton’s ability to meet its scheduled product deliveries and may subsequently lead to the loss of sales. While Cepton takes measures to protect its trade secrets, the use of third-party manufacturers may also risk disclosure of its innovative and proprietary manufacturing methodologies, which could adversely affect Cepton’s business.

If Cepton further expands its international manufacturing operations, it may face risks associated with manufacturing operations outside the United States.

Cepton expects to maintain manufacturing at its headquarters in San Jose, California for product development and small amounts of fulfillment. If Cepton were to begin manufacturing on its own outside the United States, such activity would be subject to several inherent risks, including:

•        foreign currency fluctuations;

•        local economic conditions;

•        political instability;

•        import or export requirements;

•        failure by Cepton, its collaborators or its distributors to obtain regulatory clearance, authorization or approval for the use of Cepton’s products and services in various countries;

•        foreign government regulatory requirements;

•        reduced protection for intellectual property rights in some countries;

•        regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the Foreign Corrupt Practices Act of 1977 (the “FCPA”), its books and records provisions, or its anti-bribery provisions or laws similar to the FCPA in other jurisdictions in which Cepton may in the future operate, such as the United Kingdom’s Bribery Act of 2010 and anti-bribery requirements of member states in the European Union;

•        tariffs and other trade barriers and restrictions; and

•        potentially adverse tax consequences.

If Cepton further expands its limited manufacturing operations outside the United States, it may be subject to these risks. Such risks could increase Cepton’s costs and decrease its profit margins.

Even though many of the components in Cepton’s lidars are modular and can be built using readily available materials, Cepton, its outsourcing partners and its suppliers may rely on complex machinery for Cepton’s production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs. Cepton, its outsourcing partners and its suppliers may also rely on highly-skilled labor for Cepton’s production, and if such highly-skilled labor is unavailable, Cepton’s business could be adversely affected.

Cepton, its outsourcing partners and its suppliers may rely on complex machinery for the production, assembly and installation of Cepton’s lidar solutions, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Cepton’s production facilities and the facilities of its outsourcing partners and suppliers consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. In addition, Cepton and its outsourcing partners and its suppliers may also rely on highly-skilled labor for Cepton’s assembly and production. If such highly-skilled labor is unavailable, Cepton’s business could be adversely affected. Operational performance and costs can be difficult to predict and are often influenced by factors outside of Cepton’s control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on Cepton’s business, prospects, financial condition or operating results.

As part of growing its business, Cepton may make acquisitions. If Cepton fails to successfully select, execute or integrate its acquisitions, then its business, results of operations and financial condition could be materially adversely affected.

From time to time, Cepton may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. In addition to possible stockholder approval, Cepton may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt Cepton’s business strategy if it fails to do so. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors and suppliers require significant attention from Cepton’s management and could result in a diversion of resources from Cepton’s existing business, which in turn could have an adverse effect on Cepton’s operations. Acquired assets or businesses may not generate the financial results Cepton expects. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

To date, Cepton has no experience with acquisitions and the integration of acquired technology and personnel. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect its business, financial condition and results of operations and could cause New Cepton’s stock price to decline.

Changes in Cepton’s product mix may impact its financial performance.

Cepton’s financial performance can be affected by the mix of products it sells during a given period. If Cepton’s sales include more of the lower gross margin products than higher gross margin products, its results of operations and financial condition may be adversely affected. There can be no guarantees that Cepton will be able to successfully alter its product mix so that it is selling more of its high gross margin products. If actual results vary from this projected product mix of sales, its Cepton’s results of operations and financial condition could be adversely affected.

Cepton’s sales and operations in international markets expose it to operational, financial and regulatory risks.

International sales comprise a significant amount of Cepton’s overall revenue. Sales to international customers accounted for 81% of Cepton’s revenue for the six months ended June 30, 2021 and 63% and 65% of Cepton’s revenue in 2019 and 2020, respectively. Cepton is committed to growing its international sales, and while it has committed resources to expanding its international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including, but not limited to:

•        exchange rate fluctuations;

•        political and economic instability, international terrorism and anti-American sentiment, particularly in emerging markets;

•        global or regional health crises, such as COVID-19 or other health epidemics and outbreaks;

•        potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

•        preference for locally branded products, and laws and business practices favoring local competition;

•        increased difficulty in managing inventory;

•        delayed revenue recognition;

•        less effective protection of intellectual property;

•        stringent regulation of the autonomous or other systems or products using Cepton’s products and stringent consumer protection and product compliance regulations, including but not limited to General Data Protection Regulation in the European Union, European competition law, the Restriction of Hazardous Substances Directive, the Waste Electrical and Electronic Equipment Directive and the European Ecodesign Directive that are costly to comply with and may vary from country to country;

•        difficulties and costs of staffing and managing foreign operations;

•        import and export laws and the impact of tariffs;

•        changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws; and

•        U.S. government restrictions on certain technology transfer to certain countries of concern.

The occurrence of any of these risks could negatively affect Cepton’s international business and consequently its business, operating results and financial condition.

The complexity of Cepton’s products and the limited visibility into the various environmental and other conditions under which Cepton’s customers use the products could result in unforeseen delays or expenses from undetected defects, errors or reliability issues in hardware or software which could reduce the market adoption of its new products, damage its reputation with current or prospective customers, expose Cepton to product liability and other claims and adversely affect its operating costs.

Cepton’s products are highly technical and very complex and require high standards to manufacture and have in the past and will likely in the future experience defects, errors or reliability issues at various stages of development. Cepton may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to its customers’ satisfaction. Additionally, undetected errors, defects or security vulnerabilities, especially as new products are introduced or as new versions are released, could result in serious injury to the end users of technology incorporating Cepton’s products, or those in the surrounding area, its customers never being able to commercialize technology incorporating our products, litigation against Cepton, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive autonomous driving and ADAS markets. Some errors or defects in Cepton’s products may only be discovered after they have been tested, commercialized and deployed by customers. If that is the case, Cepton may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims, including class actions, against Cepton by its customers or others. Cepton’s reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy its products, which could adversely affect its ability to retain existing customers and attract new customers and could adversely affect its financial results.

In addition, Cepton could face material legal claims for breach of contract, product liability, fraud, tort or breach of warranty as a result of these problems. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of Cepton and its products. In addition, Cepton’s business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against Cepton and its business could be adversely affected.

Cepton may be subject to product liability or warranty claims that could result in significant direct or indirect costs, which could adversely affect its business and operating results.

Cepton’s customers use its solutions in autonomous driving, ADAS and other automotive applications, which present the risk of significant injury, including fatalities. Cepton may be subject to claims if a product using its lidar technology is involved in an accident and persons are injured or purport to be injured. Any insurance that Cepton carries may not be sufficient or it may not apply to all situations. Similarly, Cepton’s customers could be subjected to claims as a result of such accidents and bring legal claims against Cepton to attempt to hold it liable. In addition, if lawmakers or governmental agencies were to determine that the use of Cepton’s products or autonomous driving or certain ADAS applications increased the risk of injury to all or a subset of its customers, they may pass laws or adopt regulations that limit the use of Cepton’s products or increase its liability associated with the use of its products or that regulate the use of or delay the deployment of autonomous driving and ADAS technology. Any of these events could adversely affect Cepton’s brand, relationships with customers, operating results or financial condition.

Cepton typically provides a limited-time warranty on its products. The occurrence of any material defects in its products could make Cepton liable for damages and warranty claims. In addition, Cepton could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of Cepton’s products could affect its brand image, partner and customer demand, and adversely affect its operating results and financial condition. Also, warranty, recall and product liability claims may result in litigation, including class actions, the occurrence of which could be costly, lengthy and distracting and adversely affect Cepton’s business and operating results.

If Cepton or its suppliers do not maintain sufficient inventory or if they do not adequately manage their respective inventory, Cepton could lose sales or incur higher inventory-related expenses, which could negatively affect Cepton’s operating results.

To ensure adequate inventory supply, Cepton and its suppliers must forecast inventory needs and expenses, place orders sufficiently in advance with their respective suppliers and manufacturing partners and manufacture products based on its estimates of future demand for particular products. Fluctuations in the adoption of lidar products may affect

Cepton’s ability to forecast its future operating results, including revenue, gross margins, cash flows and profitability. Cepton’s ability to accurately forecast demand for its products could be affected by many factors, including the rapidly changing nature of the Automotive and Smart Infrastructure markets in which it operates, the uncertainty surrounding the market acceptance and commercialization of lidar technology, the emergence of new markets, an increase or decrease in customer demand for Cepton’s products or for products and services of its competitors, product introductions by competitors, COVID-19, other health epidemics and outbreaks, and any associated work stoppages or interruptions, unanticipated changes in general market conditions and the weakening of economic conditions or consumer confidence in future economic conditions. If its lidar products are commercialized in industries that are quickly growing, including autonomous driving and ADAS applications, both of which are currently experiencing rapid growth in demand, Cepton may face challenges acquiring adequate supplies to manufacture its products and/or Cepton and its manufacturing partners may not be able to manufacture its products at a rate necessary to satisfy the levels of demand, which would negatively affect Cepton’s revenue. This risk may be exacerbated by the fact that Cepton may not carry or be able to obtain for its manufacturers a significant amount of inventory to satisfy short-term demand increases. If it fails to accurately forecast customer demand, Cepton may experience excess inventory levels or a shortage of products available for sale.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would adversely affect Cepton’s financial results, including its gross margin, and have a negative effect on its brand. Conversely, if Cepton underestimates customer demand for its products, Cepton, or its manufacturing partners, may not be able to deliver products to meet its requirements, and this could result in damage to Cepton’s brand and customer relationships and adversely affect its revenue and operating results.

The average selling prices of Cepton’s products could decrease rapidly over the life of the product, which may negatively affect Cepton’s revenue and gross margin. In addition, the selling prices Cepton is able to ultimately charge in the future for the products it is currently developing or commercializing may be less than what Cepton currently projects, which may cause Cepton’s actual operating results to differ materially from its projections.

Cepton may experience declines in the average selling prices of its products generally as its customers seek to commercialize autonomous systems at prices low enough to achieve market acceptance. In order to sell products that have a falling average unit selling price and maintain margins at the same time, Cepton will need to continually reduce product and manufacturing costs. To manage manufacturing costs, Cepton must engineer the most cost-effective design for its products. In addition, Cepton continuously drives initiatives to reduce labor cost, improve worker efficiency, reduce the cost of materials, use fewer materials and further lower overall product costs by carefully managing component prices, inventory and shipping cost. Cepton also needs to continually introduce new products with higher sales prices and gross margin in order to maintain its overall gross margin. If Cepton is unable to manage the cost of older products or successfully introduce new products with higher gross margin, its revenue and overall gross margin would likely decline. In addition, the selling prices Cepton is able to ultimately charge in the future for the products it is currently developing or commercializing may be less than what Cepton currently projects, which may cause Cepton’s actual operating results to differ materially from its forecasts and projections.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on Cepton’s results of operations.

While Cepton makes its strategic planning decisions based on the assumption that the markets it is targeting will grow, Cepton’s business is dependent, in large part on, and directly affected by, business cycles and other factors affecting the global automobile industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by Cepton’s automotive OEM customers’ ability to continue operating in response to challenging economic conditions and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and Cepton expects such fluctuations to give rise to fluctuations in the demand for its products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by Cepton’s automotive OEM customers and could have a material adverse effect on its business, results of operations and financial condition.

The discontinuation, lack of commercial success, or loss of business with respect to a particular vehicle model or other customer solution for which Cepton is a significant supplier to, could reduce Cepton’s sales and adversely affect its profitability.

If Cepton is able to secure series production awards and its solutions are included in these autonomous driving and ADAS products, it expects to enter into supply agreements with the relevant customer. Market practice dictates that these supply agreements typically require Cepton to supply a customer’s requirements for a particular vehicle model or autonomous driving or ADAS product, rather than supply a set number of products. These contracts can have short terms and/or can be subject to renegotiation, sometimes as frequently as annually, all of which may affect product pricing, and may be terminated by Cepton’s customers at any time. Therefore, even if Cepton is successful in obtaining series production awards and the systems into which its products are built are commercialized, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model or technology package for which Cepton is a significant supplier could mean that the expected sales of Cepton’s products will not materialize, materially and adversely affecting its business.

Since many of the markets in which Cepton competes are new to lidar and rapidly evolving, it is difficult to forecast mid-to-long-term end-customer adoption rates and demand for Cepton’s products.

Cepton is pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, autonomous driving and lidar-based ADAS applications require complex technology. Because these automotive systems depend on technology from many companies, commercialization of autonomous driving or ADAS products could be delayed or impaired on account of certain technological components of Cepton or others not being ready to be deployed in vehicles. Although OEM-B has planned to release several vehicles using Cepton’s products, others may not be able to commercialize this technology immediately, or at all. Regulatory, safety or reliability developments, many of which are outside of Cepton’s control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect Cepton’s growth. Cepton’s future financial performance will depend on its ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in customer or prospective customer demand, Cepton’s products may not compete as effectively, if at all, and they may not be designed into commercialized products. Given the evolving nature of the markets in which Cepton operates, it is difficult to predict customer demand or adoption rates for its products or the future growth of the markets in which it operates. As a result, the financial projections in this proxy statement/consent solicitation statement/prospectus necessarily reflect various estimates and assumptions that may not prove accurate and these projections could differ materially from actual results due to the risks included in this “Risk Factors” section, among others. If demand does not develop or if Cepton cannot accurately forecast customer demand, the size of its markets, inventory requirements or its future financial results, its business, results of operations and financial condition will be adversely affected.

Cepton targets many customers that are large companies with substantial negotiating power and potentially competitive internal solutions. If Cepton is unable to sell its products to these customers, its prospects and results of operations will be adversely affected.

Many of Cepton’s customers and potential customers are large, multinational companies with substantial negotiating power relative to Cepton and, in some instances, may have internal solutions that are competitive to Cepton’s products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, Cepton may not secure a series production award or, even after securing a series production award, may not be able to commercialize a product on profitable terms. If Cepton’s products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to Cepton, it will have an adverse effect on Cepton’s business and prospects.

Cepton’s business could be materially and adversely affected if it lost any of its largest customers or if they were unable to pay their invoices.

Although Cepton has and continues to pursue a broad customer base, it is dependent on a collection of large customers with strong purchasing power. In the six months ended June 30, 2021, Cepton’s top ten customers represented 99% of its revenue. In 2019 and 2020, Cepton’s top ten customers represented 80% and 84% of its revenue, respectively. In the six months ended June 30, 2021, one customer accounted for more than 10% of Cepton’s revenue. In both 2019 and 2020, three customers accounted for more than 10% of Cepton’s annual revenue. The loss of business from any of Cepton’s major customers (whether by lower overall demand for its products, cancellation of existing contracts or product orders or the failure to design in its products or award Cepton new business) could have a material adverse effect on its business.

To the extent autonomous vehicle and ADAS systems become accepted by major automotive OEMs, Cepton expects that it will rely increasingly for its revenue on Tier 1 suppliers through which automotive OEMs procure components. Cepton expects that these Tier 1 suppliers will be responsible for certain hardware and software configuration activities specific to each OEM, and they may not exclusively carry its solutions.

There is also a risk that one or more of its major customers could be unable to pay Cepton’s invoices as they become due or that a customer will simply refuse to make such payments if it experiences financial difficulties. If a major customer were to enter into bankruptcy proceedings or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, Cepton could be forced to record a substantial loss.

If Cepton is unable to establish and maintain confidence in its long-term business prospects among customers and analysts and within its industry or is subject to negative publicity, then Cepton’s financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase Cepton’s lidar solutions if they are not convinced that Cepton’s business will succeed or that its service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Cepton if they are not convinced that its business will succeed. Accordingly, in order to build and maintain its business, Cepton must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in its products, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of Cepton’s control, such as customer unfamiliarity with its lidar solutions, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of autonomous vehicles or Cepton’s other services and its production and sales performance compared with market expectations.

Cepton’s investments in educating its customers and potential customers about the advantages of lidar and its applications may not result in sales of Cepton’s products.

Educating Cepton’s prospective customers, and to a lesser extent, its existing customers, about lidar, its advantages over other sensing technologies and lidar’s ability to convey value in different industries and deployments is an integral part of developing new business and the lidar market generally. If prospective customers have a negative perception of, or experience with, lidar or a competitor’s lidar products they may be reluctant to adopt lidar in general or specifically Cepton’s products. Adverse statements about lidar by influential market participants may also deter adoption. Some of Cepton’s competitors have significant financial or marketing resources that may allow them to engage in public marketing campaigns about their alternative technology, lidar or Cepton’s solutions. Cepton’s efforts to educate potential customers and the market generally and to counter any adverse statements made by competitors or other market participants will require significant financial and personnel resources. These educational efforts may not be successful and Cepton may not offset the costs of such efforts with revenue from the new customers. If Cepton is unable to acquire new customers to offset these expenses or if the market accepts such adverse statements, its financial condition will be adversely affected.

Certain of Cepton’s strategic, development, production partner and supply arrangements could be terminated or may not materialize into long-term contract partnership arrangements.

Cepton has arrangements with strategic, development, production partner and supply partners and collaborators. Some of these arrangements are evidenced by memorandums of understandings and others like Cepton’s arrangement with Koito with respect to the OEM-B series production program are supplier onboarding arrangements, both of which will require further negotiation at later stages of development to include additional terms relating to pricing, volume and payment terms, or replacement by production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. If these arrangements are terminated or if Cepton is unable to enter into next-stage contracts or long-term operational contracts, its business, prospects, financial condition and operating results may be materially adversely affected. Additionally, market practice dictates that contracts with auto OEMs typically require suppliers to fulfill a customer’s requirements for a particular vehicle model’s autonomous driving or ADAS features, rather than supply a set number of products. These contracts can be subject to renegotiation, which may affect product pricing, and may be terminated by Cepton’s customers at any time. Therefore, even if Cepton is successful in obtaining series production awards and the systems into which its products are built are commercialized, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model or technology package for which Cepton is a significant supplier could mean that the expected sales of Cepton’s products will not materialize, materially and adversely affecting its business and prospects.

Cepton operates in a highly competitive market and some market participants have substantially greater resources. Cepton competes against a large number of both established competitors and new market entrants.

The markets for sensing technology applicable to autonomous solutions in the automobile industry are highly competitive. Cepton’s future success will depend on its ability to remain a leader in its targeted markets by continuing to develop and protect from infringement advanced lidar technology in a timely manner and to stay ahead of existing and new competitors. Cepton’s competitors are numerous and they compete with it directly by offering lidar products and indirectly by attempting to solve some of the same challenges with different technology. Cepton faces competition from camera and radar companies, other developers of lidar products, Tier 1 suppliers and other technology and automotive supply companies, some of which have significantly greater resources than it does. Some examples of Cepton’s competitors include Velodyne Lidar Inc. (Nasdaq: VLDR), Aeva Technologies, Inc. (Nasdaq: AEVA), Ouster, Inc. (Nasdaq: OUST), Luminar Technologies Inc. (Nasdaq: LAZR) and Innoviz Technologies, Inc. (Nasdaq: INVZ). In the Automotive market, Cepton’s competitors have attempted to commercialize both lidar and non-lidar-based ADAS technology that may achieve market adoption, strong brand recognition and may continue to improve. Other competitors are working towards commercializing autonomous driving technology and either by themselves, or with a publicly announced partner, have substantial financial, marketing, R&D and other resources. Some of Cepton’s customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own lidar-based or other sensing technologies, which would compete with Cepton’s solutions. In markets outside of the automotive industry, its competitors, like Cepton, seek to develop new sensing applications across industries. Even in these emerging markets, Cepton faces substantial competition from numerous competitors seeking to prove the value of their technology.

Additionally, increased competition may result in pricing pressure and reduced margins and may impede Cepton’s ability to increase the sales of its products or cause it to lose market share, any of which will adversely affect its business, results of operations and financial condition.

The markets in which Cepton competes are characterized by rapid technological change, which requires it to continue to develop new products and product innovations and could adversely affect market adoption of its products.

While Cepton intends to invest substantial resources to remain on the forefront of technological development, continuing technological changes in sensing technology, lidar and the markets for these products, including the ADAS and autonomous driving industries, could adversely affect adoption of lidar and/or Cepton’s products, either generally or for particular applications. Cepton’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which Cepton offers its products. Cepton is currently working on developing its directional lidar and perception software for both the Automotive and non-Automotive markets. Cepton cannot guarantee that such products will be released in a timely manner, or at all, or achieve market acceptance. For example, some of Cepton’s key suppliers were affected by the COVID-19 pandemic, which resulted in supply chain disruptions and a delay in customers’ orders and production schedules. These issues were largely resolved in the third quarter of 2020 but any delays in delivering new products that meet customer requirements could damage Cepton’s relationships with customers and lead them to seek alternative sources of supply.

In addition, Cepton’s success to date has been based on the delivery of its solutions to R&D programs in which developers are investing substantial capital to develop new systems. Cepton’s continued success relies on the success of the development phase of these customers as they expand their market share through the commercialization of new products. As ADAS and autonomous technology reaches the stage of large-scale commercialization, Cepton will be required to develop and deliver solutions at price points that enable wider and ultimately mass-market adoption.

Delays in introducing products and innovations, the failure to choose correctly among technical alternatives or the failure to offer innovative products or configurations at competitive prices may cause existing and potential customers to purchase Cepton’s competitors’ products or turn to alternative sensing technology.

If Cepton is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or system configurations that meet customer requirements on a timely basis or that remain competitive with technological alternatives, its products could lose market share, its revenue will decline, it may experience operating losses and its business and prospects will be adversely affected.

Developments in alternative technology may adversely affect the demand for Cepton’s lidar technology.

Significant developments in alternative technologies, such as cameras and radar, may materially and adversely affect Cepton’s business, prospects, financial condition and operating results in ways Cepton does not currently anticipate. Existing and other camera and radar technologies may emerge as customers’ preferred alternative to Cepton’s solutions. Any failure by Cepton to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay Cepton’s development and introduction of new and enhanced products in the autonomous vehicle industry, which could result in the loss of competitiveness of Cepton’s lidar solutions, decreased revenue and a loss of market share to competitors. Cepton’s R&D efforts may not be sufficient to adapt to changes in technology. As technologies change, Cepton plans to upgrade or adapt its lidar solutions with the latest technology. However, Cepton’s solutions may not compete effectively with alternative systems if Cepton is not able to source and integrate the latest technology into its existing lidar solutions.

Because lidar is new in most of the markets Cepton is seeking to enter, forecasts of market growth and Cepton’s growth in this proxy statement/consent solicitation statement/prospectus may not materialize as anticipated.

Market opportunity estimates and growth forecasts included in this proxy statement/consent solicitation statement/prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not materialize as anticipated. The forecasts and estimates in this proxy statement/consent solicitation statement/prospectus relating to the expected size and growth of the markets for lidar-based technology may prove to be inaccurate. Even if these markets experience the forecasted growth described in this proxy statement/consent solicitation statement/prospectus, Cepton may not grow its business at similar rates, or at all. Cepton’s future growth is subject to many factors, including market adoption of its products, which is subject to many risks and uncertainties. Accordingly, the forecasts and estimates of market size and growth described in this proxy statement/consent solicitation statement/prospectus, including Cepton’s estimates that the size of its total addressable market is expected to grow from approximately $19 billion in 2020 to $59 billion by 2030, should not be taken as indicative of Cepton’s future growth. In addition, these forecasts do not take into account the impact of the current global COVID-19 pandemic, and Cepton cannot assure you that these forecasts will not be materially and adversely affected as a result.

Cepton may need to raise additional capital in the future in order to execute its business plan, which may not be available on terms acceptable to Cepton, or at all.

In the future, Cepton may require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances and it may determine to engage in equity or debt financings or enter into credit facilities for other reasons. In order to further business relationships with current or potential customers or partners, Cepton may issue equity or equity-linked securities to such current or potential customers or partners. Cepton may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If Cepton raises additional funds through the issuance of equity or convertible debt or other equity-linked securities or if it issues equity or equity-linked securities to current or potential customers to further business relationships, its existing stockholders could experience significant dilution. Any debt financing obtained by Cepton in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for Cepton to obtain additional capital and to pursue business opportunities, including potential acquisitions. If Cepton is unable to obtain adequate financing or financing on terms satisfactory to Cepton, when Cepton requires it, Cepton’s ability to continue to grow or support its business and to respond to business challenges could be significantly limited. These same risks will apply to New Cepton following the closing of the Business Combination.

If New Cepton fails to maintain an effective system of internal controls, its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected.

Following the closing of the Business Combination, New Cepton will carry out Cepton’s business and will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of Nasdaq. Cepton expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on its personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that Cepton maintain effective disclosure controls and procedures and internal control over financial reporting. Cepton is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Cepton’s principal executive and financial officers.

Cepton’s current controls and any new controls that it develops may be inadequate because of changes in conditions in its business. Further, additional weaknesses in Cepton’s internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect Cepton’s operating results or cause it to fail to meet its reporting obligations and may result in a restatement of Cepton’s financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of Cepton’s internal control over financial reporting that it is required to include in its periodic reports Cepton will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in Cepton’s reported financial and other information.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, Cepton has expended and anticipates that it will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of its internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase Cepton’s operating costs and could materially and adversely affect its ability to operate its business. If Cepton’s internal controls are perceived as inadequate or that it is unable to produce timely or accurate financial statements, investors may lose confidence in Cepton’s operating results and the stock price of New Cepton could decline.

New Cepton’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after New Cepton is no longer an emerging growth company. At such time, New Cepton’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Cepton’s controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on New Cepton’s business and operating results.

Changes in tax laws or exposure to additional income tax liabilities could affect Cepton’s future profitability.

Factors that could materially affect Cepton’s future effective tax rates include but are not limited to:

•        changes in tax laws or the regulatory environment;

•        changes in accounting and tax standards or practices;

•        changes in the composition of operating income by tax jurisdiction; and

•        Cepton’s operating results before taxes.

Because Cepton does not have a long history of operating at its present scale and it has significant expansion plans, Cepton’s effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (the “Code”). In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a permanent reduction to the corporate income tax rate, limiting interest deductions, adopting elements of a territorial tax system, assessing a repatriation tax or “toll-charge” on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions, including a new minimum tax on global intangible low-taxed income and base erosion and anti-abuse tax. The new legislation had no effect on Cepton’s 2018 and 2019 or 2020 provision for income taxes because the Company incurred losses in the U.S. in these years, and the management set up a full valuation allowance against its U.S. federal and states deferred tax assets.

In addition to the impact of the Tax Act on Cepton’s federal taxes, the Tax Act may impact its taxation in other jurisdictions, including with respect to state income taxes. State legislatures have not had sufficient time to respond to the Tax Act. Accordingly, there is uncertainty as to how the laws will apply in the various state jurisdictions. Additionally, other foreign governing bodies may enact changes to their tax laws that could result in changes to Cepton’s global tax position and materially adversely affect its business, results of operations and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with Cepton’s future intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If Cepton does not prevail in any such disagreements, its profitability may be affected.

There is substantial doubt about Cepton’s ability to continue as a going concern. Cepton will need additional financing to execute its business plan, to fund its operations and to continue as a going concern.

Based on the recurring losses from operations and negative cash flows from operating activities incurred since inception, the expectation of continuing operating losses in the future, and the need to raise additional capital to finance Cepton’s future operations, as of the issuance date of the condensed consolidated financial statements as of and for the six months ended June 30, 2021, Cepton has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the financial statements are issued. If Cepton is required to raise additional funds by issuing equity securities, dilution to stockholders would result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of common stockholders. If Cepton raises funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of common stockholders.

Cepton’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, Cepton had $51.3 million of U.S. federal and $44.1 million of state net operating loss carryforwards available to reduce future taxable income. Of the $51.3 million in U.S. federal net operating loss carryforwards, $49.2 million will be carried forward indefinitely for U.S. federal tax purposes and $2.1 million will begin to expire in 2037. $44.1 million of Cepton’s U.S. state net operating loss carryforwards will begin to expire in 2037. It is possible that Cepton will not generate taxable income in time to use these net operating loss carryforwards before their expiration or at all. Under legislative changes made in December 2017, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Code, respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in Cepton’s ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Cepton has not yet undertaken an analysis of whether the Business Combination constitutes an “ownership change” for purposes of Section 382 and Section 383 of the Code. In addition, certain U.S. states have imposed additional limitations on the use of net operating loss carryforwards not otherwise imposed on the use of U.S. federal net operating loss carryforwards and may impose additional limitations in the future.

Cepton’s business depends substantially on the efforts of its co-founders, Dr. Jun Pei and Dr. Mark McCord, its executive officers and highly skilled personnel, and its operations may be severely disrupted if it lost their services.

Cepton is highly dependent on Dr. Jun Pei and Dr. Mark McCord, its co-founders and Chief Executive Officer (“CEO”) and Chief Technology Officer (“CTO”), respectively. Dr. Pei and Dr. McCord are deeply involved in Cepton’s business. The loss of Dr. Pei or Dr. McCord would adversely affect Cepton’s business because the loss could make it more difficult to, among other things, compete with other market participants, manage Cepton’s R&D activities and retain existing customers or cultivate new ones. Negative public perception of, or negative news related, to Dr. Pei or Dr. McCord may adversely affect Cepton’s brand, relationship with customers or standing in the industry.

Further, competition for highly-skilled personnel is often intense, especially in San Jose, California, where Cepton is headquartered, and Cepton may incur significant costs to attract highly-skilled personnel. Cepton may not be successful in attracting, integrating, or retaining qualified personnel to fulfill its current or future needs. Cepton has, from time-to-time, experienced, and it expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Cepton’s equity or equity awards declines, including those of New Cepton after the closing of the Business Combination, it may adversely affect Cepton’s ability to retain highly skilled employees. If Cepton fails to attract new personnel or fails to retain and motivate its current personnel, its business and future growth prospects could be adversely affected.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States and other jurisdictions, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•        changes in the valuation of our deferred tax assets and liabilities;

•        expected timing and amount of the release of any tax valuation allowances;

•        tax effects of stock-based compensation;

•        costs related to intercompany restructurings;

•        changes in tax laws, regulations or interpretations thereof; or

•        lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Cepton’s business has been and may continue to be materially and adversely affected by the current global COVID-19 pandemic or other health epidemics and outbreaks.

The ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks could result in a material adverse impact on Cepton’s or its customers’ business operations including reduction or suspension of operations in the U.S. or certain parts of the world. During the second and third quarters of 2020, we slowed our operating and capital spending with the expectation that our revenue would be impacted by the global pandemic. While we believe that the pandemic will act as a long-term catalyst for vehicle sales and wider adoption of ADAS programs, our overall growth rate during 2020 and 2021 has been impacted by the pandemic.

Cepton’s engineering and manufacturing operations, among others, cannot all be conducted in a remote working structure and often require on-site access to materials and equipment. Cepton has customers with international operations in varying industries. It also depends on suppliers and manufacturers worldwide. As a Silicon Valley based company, we were affected by the “shelter in place” order starting from the first quarter of 2020 until the second quarter of 2021. While the majority of our employees were able to work from home, some employees, especially manufacturing technicians, were not able to work from home. The “shelter in place” order delayed order fulfillment and revenue recognition during 2020 and the first half of 2021. Additionally, we continued to pay employees during the “shelter in place” order if they did not choose to take unpaid leave. Manufacturing and order fulfillment employees were able to return to work in the second quarter of 2020; however, the number of employees allowed on premises at one time was greatly reduced which also affected our ability to fulfill orders and recognize revenue. Additionally, some of our key suppliers were affected by the pandemic resulting in supply chain disruptions. These issues further delayed order fulfillment and revenue recognition but were largely resolved in the third quarter of 2020. Some customers have delayed orders and production schedules due to COVID-19.

Depending upon the duration of the ongoing COVID-19 pandemic and the associated business interruptions, Cepton’s customers, suppliers, manufacturers and partners may suspend or delay their engagement with Cepton, which could result in a material adverse effect on its financial condition. If the pandemic worsens, if the economic recovery is delayed or if there are further business interruptions or changes in customer purchasing behavior, Cepton’s business, results of operations and ability to raise capital may be materially and adversely affected. Cepton’s response to the COVID-19 pandemic may prove to be inadequate and it may be unable to continue its operations in the manner it had prior to the outbreak, and may endure interruptions, reputational harm, delays in its product development and shipments, all of which could have an adverse effect on its business, operating results, and financial condition. In addition, when the pandemic subsides, Cepton cannot assure you as to the timing of any economic recovery, which could continue to have a material adverse effect on its target markets and its business.

Cepton’s business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as terrorism. Material disruptions of Cepton’s business or information systems resulting from these events could adversely affect its operating results.

A significant natural disaster, such as an earthquake, fire, flood, hurricane or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the ongoing COVID-19 pandemic, could have an adverse effect on Cepton’s business and operating results. The ongoing COVID-19 pandemic may have the effect of heightening many of the other risks described in this “Risk Factors” section, such as the demand for Cepton’s products, its ability to achieve or maintain profitability and its ability to raise additional capital in the future. Cepton’s corporate headquarters and R&D and manufacturing base are located in California. Cepton is headquartered in the San Francisco Bay Area California, a region known for seismic activity. In addition, natural disasters, acts of terrorism or war could cause disruptions in Cepton’s remaining manufacturing operations, Cepton’s or its customers’ or channel partners’ businesses, Cepton’s suppliers’ or the economy as a whole. Cepton also relies on information technology systems to communicate among its workforce and with third parties. Any disruption to Cepton’s communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect its business. Cepton does not have a formal disaster recovery plan or policy in place and does not currently require that its suppliers’ partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede its suppliers’ ability to timely deliver product components, or the deployment of its products, Cepton’s business, operating results and financial condition would be adversely affected.

Interruption or failure of Cepton’s information technology and communications systems could impact Cepton’s ability to effectively provide its services.

Cepton plans to include in-vehicle services and functionality that utilize data connectivity to monitor performance and timely capture opportunities to enhance performance and functionality. The availability and effectiveness of Cepton’s services depend on the continued operation of information technology and communications systems. Cepton’s systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm Cepton’s systems. Cepton utilizes reputable third-party service providers or vendors for all of its data other than its source code, and these providers could also be vulnerable to harms similar to those that could damage Cepton’s systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of Cepton’s systems will not be fully redundant, and Cepton’s disaster recovery planning cannot account for all eventualities. Any problems with Cepton’s third-party cloud hosting providers could result in lengthy interruptions in Cepton’s business. In addition, Cepton’s in-vehicle services and functionality are highly technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in Cepton’s business or the failure of its systems.

Cepton is subject to cybersecurity risks to operational systems, security systems, infrastructure, integrated software in its lidar solutions and customer data processed by Cepton or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent Cepton from effectively operating its business and subject it to regulatory actions or litigation.

Cepton is at risk for interruptions, outages and breaches of: operational systems, including business, financial, accounting, product development, data processing or production processes, owned by Cepton or its third-party vendors or suppliers; facility security systems, owned by Cepton or its third-party vendors or suppliers; in-product technology owned by Cepton or its third-party vendors or suppliers; the integrated software in Cepton’s lidar solutions; or customer or driver data that Cepton processes or its third-party vendors or suppliers process on its behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of Cepton’s facilities; or affect the performance of in-product technology and the integrated software in Cepton’s lidar solutions. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although Cepton maintains information technology measures designed to protect itself against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and Cepton cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of Cepton’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect Cepton’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its solutions, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. Cepton cannot be sure that the systems upon which it relies, including those of its third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If Cepton does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, its ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in its internal control over financial reporting, which may impact Cepton’s ability to certify its financial results. Moreover, Cepton’s proprietary information or intellectual property could be compromised or misappropriated and its reputation may be adversely affected. If these systems do not operate as Cepton expects them to, Cepton may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm Cepton’s reputation, cause Cepton to breach its contracts with other parties or subject Cepton to regulatory actions or litigation, any of which could materially affect Cepton’s business, prospects, financial condition and operating results. In addition, Cepton’s insurance coverage for cyber-attacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident.

Legal and Regulatory Risks Related to Cepton’s Business

Cepton is subject to governmental export and import control laws and regulations. Cepton’s failure to comply with these laws and regulations could have an adverse effect on its business, prospects, financial condition and results of operations.

Cepton’s products and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. U.S. export control laws and regulations and economic sanctions prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments and persons. In addition, complying with export control and sanctions regulations for a particular sale may be time-consuming and result in the delay or loss of sales opportunities. Exports of Cepton’s products and technology must be made in compliance with these laws and regulations. If Cepton fails to comply with these laws and regulations, Cepton and certain of its employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on Cepton and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers.

Changes to trade policy, tariffs and import/export regulations may have a material adverse effect on Cepton’s business, financial condition and results of operations.

Changes in global political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where Cepton may purchase its components, sells its products or conducts its business could adversely affect Cepton’s business. The U.S. has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where Cepton conducts its business. A number of other nations have proposed or instituted similar measures directed at trade with the United States in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect Cepton’s business. For example, such changes could adversely affect the Automotive market, Cepton’s ability to access key components or raw materials needed to manufacture its products (including, but not limited to, rare-earth metals), Cepton’s ability to sell its products to customers outside of the U.S. and the demand for its products. It may be time-consuming and expensive for Cepton to alter its business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on its business, financial condition and results of operations.

Cepton has in the past and may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on its profitability and consolidated financial position.

Cepton may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with Cepton’s suppliers and customers, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and value-added tax disputes and employment and tax issues. In addition, Cepton could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy, ERISA or disability claims. In such matters, government agencies or private parties may seek to recover from Cepton very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit Cepton’s operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on Cepton’s operating results and consolidated financial position or that its established reserves or its available insurance will mitigate this impact.

Cepton is subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the manufacturing, use, distribution and sale of its products. Some of Cepton’s customers also require that it comply with their own unique requirements relating to these matters. These could impose substantial costs upon Cepton and materially impact our ability to fulfil certain business opportunities.

Cepton manufactures and sells products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where Cepton manufactures and assembles its products, as well as the locations where Cepton sells its products. For example, certain regulations limit the use of lead in electronic components. Since Cepton operates on a global basis, this is a complex process which requires continual monitoring of regulations and an ongoing compliance process to ensure that Cepton and its suppliers and distributors are in compliance with existing regulations in each market where it operates. If there is an unanticipated new regulation that significantly impacts Cepton’s use and sourcing of various components or requires more expensive components, that regulation could materially adversely affect its business, results of operations and financial condition by subjecting substantial costs upon Cepton and impeding its ability to fulfil certain business opportunities.

Cepton’s products are used for autonomous driving and ADAS applications, which are subject to complicated regulatory schemes that vary from jurisdiction to jurisdiction. These are rapidly evolving areas where new regulations could impose limitations on the use of lidar generally or Cepton’s products specifically. If Cepton fails to adhere to these new regulations or fails to continually monitor the updates, it may be subject to litigation, loss of customers or negative publicity and its business, results of operations and financial condition will be adversely affected.

Cepton is subject to various environmental laws and regulations that could impose substantial costs upon Cepton.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and Cepton believes this will continue both in scope and in the number of countries participating. In addition, as climate change issues become more prevalent, foreign, federal, state and local governments and Cepton’s customers have been responding to these issues. The increased focus on environmental sustainability may result in new regulations and customer requirements, or changes in current regulations and customer requirements, which could materially adversely impact Cepton’s business, results of operations and financial condition. If Cepton is unable to effectively manage real or perceived issues, including concerns about environmental impacts or similar matters, sentiments toward Cepton or its products could be negatively impacted, and its business, results of operations or financial condition could suffer.

Cepton’s operations are and will be subject to international, federal, state and local environmental laws and regulations, and such laws and regulations could directly increase the cost of energy, which may have an effect on the way Cepton manufactures products or utilizes energy to produce its products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components Cepton uses in its products. Environmental regulations require Cepton to reduce product energy usage, monitor and exclude an expanding list of restricted substances and to participate in required recovery and recycling of its products. Environmental and health and safety laws and regulations can be complex, and Cepton has limited experience complying with them. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of Cepton’s operations.

Contamination at properties Cepton operates, Cepton formerly operated or to which hazardous substances were sent by Cepton, may result in liability for Cepton under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on Cepton’s financial condition or operating results. Cepton may face unexpected delays in obtaining the required permits and approvals in connection with its planned production facilities that could require significant time and financial resources and delay its ability to operate these facilities, which would adversely impact Cepton’s business, prospects, financial condition and operating results.

Cepton is subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. Cepton can face criminal liability and other serious consequences for violations, which can harm its business.

Cepton is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which Cepton conducts activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. Cepton can be held liable for the corrupt or other illegal activities of its employees, agents, contractors and other collaborators, even if Cepton does not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Cepton’s business may be adversely affected by changes in automotive and laser safety regulations or concerns that drive further regulation of the automotive and laser markets.

Government product safety regulations are an important factor for Cepton’s business. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles and laser products. These safety regulations often require, or customers demand that, vehicles have more safety features per vehicle and more advanced safety products.

While Cepton believes increasing automotive and laser safety standards will present a market opportunity for its products, government safety regulations are subject to change based on a number of factors that are not within its control, including, among others, new scientific or technological data, adverse publicity regarding the industry recalls and safety risks of autonomous driving and ADAS, accidents involving its products, domestic and foreign political developments or considerations, and litigation relating to its products and its competitors’ products. Changes in automotive, lidar sensor and safety government regulations, especially in the autonomous driving and ADAS industries, could adversely affect Cepton’s business. If government priorities shift and Cepton is unable to adapt to changing regulations, its business may be materially and adversely affected.

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive and laser industry. Cepton is subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects with its products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. Cepton is also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD”), which requires equipment manufacturers, such as Cepton, to comply with “Early Warning” requirements by reporting certain information to the NHTSA, such as information related to defects or reports of injury related to its products. TREAD imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the National Traffic and Motor Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. If Cepton cannot rapidly address any safety concerns or defects with its products, its business, results of operations and financial condition may be adversely affected.

The U.S. Department of Transportation issued regulations in 2016 that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. As cars that carry Cepton sensors go into production, the obligations of complying with safety regulations could increase and it could require increased resources and adversely affect Cepton’s business.

Autonomous and ADAS features may be delayed in adoption by OEMs, and Cepton’s business impacted, as additional safety requirements are imposed on vehicle manufacturers.

The ADAS market is fast evolving and there is generally a lack of an established regulatory framework. Vehicle regulators globally continue to consider new and enhanced emissions requirements, including electrification, to meet environmental and economic needs as well as pursue new safety standards to address emerging traffic risks. To control new vehicle prices, among other concerns, OEMs may need to dedicate technology and cost additions to new vehicle designs to meet these emissions and safety requirements and postpone the consumer cost pressures of new autonomous and ADAS features. As additional safety requirements are imposed on vehicle manufacturers, Cepton’s business may be materially impacted.

Cepton’s business may be adversely affected if it fails to comply with the regulatory requirements under the Federal Food, Drug, and Cosmetic or the Food and Drug Administration (the “FDA”).

As a lidar technology company, Cepton, as well as any potential collaborative partners such as distributors, are subject to the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act. These requirements are enforced by the FDA. Electronic product radiation includes laser technology. Regulations governing these products are intended to protect the public from hazardous or unnecessary exposure. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with applicable performance standards as well as maintain manufacturing, testing, and distribution records for their products. Cepton’s, or any of its potential collaborative partners such as distributors’ failure to comply with these requirements could result in enforcement action by the FDA, which could require Cepton to cease distribution of its products, recall or remediate products already distributed to customers, or subject Cepton to FDA enforcement.

Cepton is subject to data privacy and cybersecurity risks to operational systems, security systems, infrastructure, integrated software in its lidar solutions and customer data processed by Cepton or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent Cepton from effectively operating its business and subject it to regulatory actions or litigation.

Cepton’s current and potential future operations and sales subject it to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California recently enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact Cepton’s operations and the development of its business. While, generally, Cepton does not have access to, collect, store, process, or share certain information collected by its solutions unless its customers choose to proactively provide such information to Cepton, Cepton’s products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on Cepton’s business is rapidly evolving across jurisdictions and remains uncertain at this time.

Cepton may also be affected by cyber-attacks and other means of gaining unauthorized access to its products, systems, and data. For instance, cyber criminals or insiders may target Cepton or third parties with which it has business relationships to obtain data, or in a manner that disrupts Cepton’s operations or compromises its products or the systems into which its products are integrated.

Cepton is assessing the continually evolving privacy and data security regimes and measures it believes are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like Cepton’s, it may need to update or enhance its compliance measures as its products, markets and customer demands further develop, and these updates or enhancements may require implementation costs. In addition, Cepton may not be able to monitor and react to all developments in a timely manner. The compliance measures Cepton does adopt may prove ineffective. Any failure, or perceived failure, by Cepton to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber-attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting Cepton, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on its reputation and brand, loss of proprietary information and data, disruption to its business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in Cepton, which could have an adverse effect on its reputation and business.

Regulations related to conflict minerals may cause Cepton to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of its products.

Cepton is subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) that will require it to determine, disclose and report whether its products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in Cepton’s products. In addition, Cepton will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of its products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that its reputation may be adversely affected if Cepton determines that certain of its products contain minerals not determined to be conflict-free or if Cepton is unable to alter its products, processes or sources of supply to avoid use of such materials.

Risks Related to Cepton’s Intellectual Property

Despite the actions Cepton is taking to defend and protect its intellectual property, Cepton may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Cepton’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

The success of Cepton’s products and its business depend in part on Cepton’s ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States and other international jurisdictions. Cepton relies on a combination of patent, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection.

Cepton cannot assure you that any patents will be issued with respect to its currently pending patent applications or that any trademarks will be registered with respect to its currently pending applications in a manner that gives Cepton adequate defensive protection or competitive advantages, if at all, or that any patents issued to Cepton or any trademarks registered by it will not be challenged, invalidated or circumvented. Cepton has filed for patents and trademarks in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which it operates or in which Cepton seeks to enforce its intellectual property rights, or may be difficult to enforce in practice. Cepton’s currently-issued patents and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. Cepton’s foreign intellectual property portfolio is not as comprehensive as its U.S. intellectual property portfolio and may not protect its intellectual property in some countries where its products are sold or may be sold in the future. Cepton cannot be certain that the steps it has taken will prevent unauthorized use of its technology or the reverse engineering of its technology. Moreover, others may independently develop technologies that are competitive to Cepton or infringe Cepton’s intellectual property.

Protecting against the unauthorized use of Cepton’s intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. Cepton believes that its patents are foundational in the area of lidar products and intends to enforce the intellectual property portfolio it has built over the years. Unauthorized parties may attempt to copy or reverse engineer Cepton’s lidar technology or certain aspects of Cepton’s solutions that it considers proprietary. Litigation may be necessary in the future to enforce or defend Cepton’s intellectual property rights, to prevent unauthorized parties from copying or reverse engineering its solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the United States.

Any such litigation, whether initiated by Cepton or a third party, could result in substantial costs and diversion of management resources, either of which could adversely affect Cepton’s business, operating results and financial condition. Even if it obtains favorable outcomes in litigation, Cepton may not be able to obtain adequate remedies, especially in the context of unauthorized parties copying or reverse engineering its solutions.

Further, many of Cepton’s current and potential competitors have the ability to dedicate substantially greater resources to defending intellectual property infringement claims and to enforcing their intellectual property rights than Cepton has. Attempts to enforce its rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against Cepton or result in a holding that invalidates or narrows the scope of Cepton’s rights, in whole or in part. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which Cepton’s products are available and competitors based in other countries may sell infringing products in one or more markets. Failure to adequately protect Cepton’s intellectual property rights could result in Cepton’s competitors offering similar products, potentially resulting in the loss of some of Cepton’s competitive advantage and a decrease in its revenue, which would adversely affect Cepton’s business, operating results, financial condition and prospects.

Third-party claims that Cepton is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

Although Cepton holds key patents related to its products, a number of companies, both within and outside of the lidar industry, hold other patents covering aspects of lidar products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets.

As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Cepton has received, and in the future may receive, inquiries from other intellectual property holders and may become subject to claims that it infringes their intellectual property rights, particularly as Cepton expands its presence in the market, expands to new use cases and faces increasing competition. In addition, parties may claim that the names and branding of Cepton’s products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, Cepton may have to change the names and branding of its products in the affected territories and it could incur other costs.

Cepton currently has a number of agreements in effect pursuant to which it has agreed to defend, indemnify and hold harmless its customers, suppliers, and channel partners and other partners from damages and costs which may arise from the infringement by Cepton’s products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Cepton’s insurance may not cover all intellectual property infringement claims. A claim that its products infringe a third party’s intellectual property rights, even if untrue, could adversely affect Cepton’s relationships with its customers, may deter future customers from purchasing its products and could expose Cepton to costly litigation and settlement expenses. Even if Cepton is not a party to any litigation between a customer and a third party relating to infringement by its products, an adverse outcome in any such litigation could make it more difficult for Cepton to defend its products against intellectual property infringement claims in any subsequent litigation in which it is a named party. Any of these results could adversely affect Cepton’s brand and operating results.

Cepton may in the future need to initiate infringement claims or litigation in order to try to protect its intellectual property rights. In addition to litigation where Cepton is a plaintiff, Cepton’s defense of intellectual property rights claims brought against it or its customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force Cepton to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Cepton to pay substantial damages or obtain an injunction, and Cepton may also lose the opportunity to license its technology to others or to collect royalty payments. An adverse determination also could invalidate or narrow Cepton’s intellectual property rights and adversely affect its ability to offer its products to its customers and may require that Cepton procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect Cepton’s business, reputation, operating results, financial condition and prospects.

Cepton’s intellectual property applications for registration may not issue or be registered, which may have a material adverse effect on Cepton’s ability to prevent others from commercially exploiting products similar to Cepton’s.

Cepton cannot be certain that it is the first inventor of the subject matter to which it has filed a particular patent application, or if it is the first party to file such a patent application. If another party has filed a patent application to the same subject matter as Cepton has, Cepton may not be entitled to the protection sought by the patent application. Cepton also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent or the timing of any approval or grant of a patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, Cepton cannot be certain that the patent applications that it files will issue, or that its issued patents will afford protection against competitors with similar technology. In addition, Cepton’s competitors may design around Cepton’s issued patents, which may adversely affect Cepton’s business, prospects, financial condition and operating results.

In addition to patented technology, Cepton relies on its unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

Cepton relies on proprietary information (such as trade secrets, designs, experiences, work flows, data, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that Cepton believes is best protected by means that do not require public disclosure. Cepton generally seeks to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors and third parties. However, Cepton may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Cepton has limited control over the protection of trade secrets used by its current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, Cepton’s proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that its employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for Cepton, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Cepton’s proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where Cepton operates may afford little or no protection to its trade secrets.

Cepton also relies on physical and electronic security measures to protect its proprietary information, but it cannot provide assurance that these security measures will not be breached or provide adequate protection for its property. There is a risk that third parties may obtain and improperly utilize Cepton’s proprietary information to its competitive disadvantage. Cepton may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights.

Cepton may be subject to damages resulting from claims that it or its current or former employees have wrongfully used or disclosed alleged trade secrets of its employees’ former employers. Cepton may be subject to damages if its current or former employees wrongfully use or disclose Cepton’s trade secrets.

Cepton may be subject to claims that it or its current or former employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of a current or former employee’s former employers. Litigation may be necessary to defend against these claims. If Cepton fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent Cepton’s ability to commercialize its products, which could severely harm its business. Even if Cepton is successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Risks Related to Being a Public Company

New Cepton will incur increased costs as a result of operating as a public company, and its management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.

If Cepton completes the Business Combination and becomes a public company, it will incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after New Cepton is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, New Cepton will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq, and other applicable securities rules and regulations, which impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Cepton’s management and other personnel will need to devote a substantial amount of time to these public company requirements. Moreover, Cepton expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase Cepton’s net loss. Cepton may need to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations and may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. New Cepton intends to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If New Cepton’s efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against Cepton and its business may be adversely affected.

The rules and regulations applicable to public companies make it more expensive for New Cepton to obtain and maintain director and officer liability insurance, and New Cepton may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for New Cepton to attract and retain qualified members of its board of directors, particularly to serve on New Cepton’s audit committee and compensation committee, and qualified executive officers.

Cepton cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Cepton to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

Cepton’s management team has limited experience managing a public company.

Most of the members of Cepton’s management team have limited to no experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Additionally, certain members of Cepton’s management team were recently hired, including Dr. Fu, who began serving as CFO in August 2020. Cepton’s management team has not worked together at prior companies that were publicly traded. Cepton’s management team may not successfully or efficiently manage their new roles and responsibilities. Cepton’s transition to being a public company subjects it to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Cepton’s senior management and could divert their attention away from the day-to-day management of Cepton’s business, which could adversely affect Cepton’s business, financial condition, and operating results.

Risks Related to GCAC and the Business Combination

The ability of GCAC’s stockholders to exercise redemption rights with respect to a large number of GCAC’s shares may not allow GCAC to complete the Business Combination or optimize its capital structure.

If GCAC’s initial business combination with Cepton is unsuccessful, you would not receive your pro rata portion of the Trust Account until GCAC liquidates the Trust Account or consummates an alternative initial business combination or upon the occurrence of an Extension or certain other corporation actions as set forth in the GCAC Charter. If you are in need of immediate liquidity, you could attempt to sell your stock in the open market; however, at such time GCAC’s stock may trade at a discount to the pro rata amount per share in the Trust Account or there may be limited market demand at such time. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with GCAC’s redemption until GCAC liquidates, consummates an alternative initial business combination, effectuates an Extension or takes certain other actions set forth in the GCAC Charter or you are able to sell your stock in the open market.

GCAC did not seek an opinion from an unaffiliated third party as to the fair market value of Cepton or that the price it is paying for Cepton is fair to its stockholders from a financial point of view.

The GCAC Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. GCAC is not required to obtain an opinion from an unaffiliated third party indicating that the price it is paying is fair to its stockholders from a financial point of view. In analyzing the Business Combination, GCAC’s Board and management conducted due diligence on Cepton and researched the industry in which Cepton operates and concluded that the Business Combination was in the best interest of its stockholders. Accordingly, GCAC’s stockholders will be relying solely on the judgment of the GCAC Board in determining the value of the Business Combination, and the GCAC Board may not have properly valued such business. The lack of third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares in connection with the Business Combination, which could potentially impact GCAC’s ability to consummate the Business Combination.

You may be unable to ascertain the merits or risks of Cepton’s operations.

If the Business Combination is consummated, New Cepton will be affected by numerous risks inherent in Cepton’s business operations. Although GCAC’s management has endeavored to evaluate the risks inherent in the proposed Business Combination with Cepton, GCAC cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of GCAC’s control. GCAC also cannot assure you that an investment in GCAC’s securities will not ultimately prove to be less favorable to investors in GCAC than a direct investment, if an opportunity were available, in Cepton. In addition, if GCAC’s stockholders do not believe that the prospects for the Business Combination are promising, a greater number of stockholders may exercise their redemption rights, which may make it difficult for GCAC to meet the Minimum Cash Condition or consummate the Business Combination.

There is no assurance that GCAC’s diligence will reveal all material risks that may present with regard to Cepton. Subsequent to the completion of the Business Combination, New Cepton may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

GCAC cannot assure you that the due diligence GCAC has conducted on Cepton will reveal all material issues that may be present with regard to Cepton, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of GCAC’s control will not later arise. Cepton is aware that GCAC must complete the Business Combination by August 2, 2022 (or a later date approved by GCAC’s stockholders pursuant to the GCAC Charter). Consequently, Cepton may have obtained leverage over us in negotiating the Business Combination Agreement, knowing that if GCAC does not complete the Business Combination with Cepton, GCAC may not be able to complete an initial business combination with any other target business prior to such deadline. In addition, GCAC has had limited time to conduct due diligence. Cepton is a privately held company and GCAC therefore has made its decision to pursue a business combination with Cepton on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all. As a result of these factors, New Cepton may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if GCAC’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on GCAC’s liquidity, the fact that GCAC reports charges of this nature could contribute to negative market perceptions about GCAC or GCAC’s securities. Accordingly, any stockholders of GCAC who choose to remain stockholders of New Cepton following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by GCAC’s officers or directors of a duty of care or other fiduciary duty owed by them to GCAC, or if they are able to successfully bring a private claim under securities laws that the proxy statement/consent solicitation statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” may not be representative of New Cepton’s results if the Business Combination is consummated and accordingly, you will have limited financial information on which to evaluate the financial performance of New Cepton and your investment decision.

GCAC and Cepton currently operate as separate companies. GCAC has had no prior history as a combined entity and its operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of New Cepton. The pro forma statement of earnings does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” has been derived from GCAC’s and Cepton’s historical financial statements and certain adjustments and assumptions have been made regarding the combined organization after giving effect to the transaction. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and New Cepton’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New Cepton’s financial condition or results of operations following the Closing. Any potential decline in New Cepton’s financial condition or results of operations may cause significant variations in the stock price of New Cepton.

GCAC may issue additional shares of common or preferred stock to complete the Business Combination or under the 2021 Plan after completion of the Business Combination, any one of which would dilute the interest of GCAC’s stockholders and likely present other risks.

The GCAC Charter authorizes the issuance of up to 100,000,000 shares of GCAC Class A common stock, 10,000,000 shares of GCAC Class B common stock, and 1,000,000 shares of preferred stock, par value $0.0001 per share. There are currently 82,750,000 authorized but unissued shares of GCAC Class A common stock available for issuance, which amount does not take into account shares reserved for issuance upon exercise of outstanding warrants. There are currently 5,687,500 authorized but unissued shares of GCAC Class B common stock available for issuance. There are currently no shares of preferred stock issued and outstanding. GCAC may issue a substantial number of additional shares of common or preferred stock to complete the initial business combination or under an employee incentive plan after completion of the Business Combination. However, the GCAC Charter provides, among other things, that prior to GCAC’s initial business combination, GCAC may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination. These provisions of the GCAC Charter, like all other provisions thereof, may be amended with a stockholder vote. GCAC’s executive officers and directors have agreed, pursuant to a written agreement with GCAC, that they will not propose any amendment to the GCAC Charter that would affect the substance or timing of GCAC’s obligation to redeem 100% of its public shares if GCAC does not complete the initial business combination by August 2, 2022 (as approved by GCAC’s stockholders pursuant to the GCAC Charter), unless GCAC provides its public stockholders with the opportunity to redeem their shares of GCAC Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and working capital released to GCAC), divided by the number of then outstanding public shares. The issuance of additional shares of common or preferred stock:

•        may significantly dilute the equity interest of existing investors;

•        may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded GCAC’s common stock;

•        could cause a change in control if a substantial number of common stock is issued, which may affect, among other things, GCAC’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of GCAC’s present officers and directors; and

•        may adversely affect prevailing market prices for GCAC’s units, GCAC Class A common stock and/or warrants.

GCAC is dependent upon its executive officers and directors and their departure could adversely affect GCAC’s ability to operate and to consummate the initial business combination; GCAC’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on GCAC’s ability to complete the initial business combination.

GCAC’s operations and its ability to consummate the initial business combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. GCAC believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the business combination. GCAC does not have an employment agreement with, or key-man insurance on the life of, any of its directors or executive officers. The unexpected loss of the services of one or more of GCAC’s directors or executive officers could have a detrimental effect on GCAC and the ability to consummate the business combination. In addition, GCAC’s executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the initial business combination. Each of GCAC’s executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation and GCAC’s directors also serve as officers and board members for other entities. If GCAC’s executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to GCAC’s affairs which may have a negative impact on GCAC’s ability to consummate the initial business combination.

New Cepton’s ability to be successful following the Business Combination will depend upon the efforts of New Cepton’s board of directors and key personnel and the loss of such persons could negatively impact the operations and profitability of New Cepton’s post-combination business.

New Cepton’s ability to be successful following the Business Combination will be dependent upon the efforts of New Cepton’s board of directors and key personnel. GCAC cannot assure you that New Cepton’s board of directors and key personnel will be effective or successful or remain with New Cepton. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause new Cepton’s management to have to expend time and resources helping them become familiar with such requirements.

It is estimated that, pursuant to the Business Combination Agreement, GCAC’s public stockholders will own less than 5% of the equity interests or assets of New Cepton and GCAC’s management will not be engaged in the management of New Cepton’s business. Accordingly, the future performance of New Cepton will depend upon the quality of the post-business combination board of directors, management and key personnel of New Cepton.

GCAC’s key personnel may negotiate employment or consulting agreements with New Cepton in connection with the Business Combination. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is advantageous.

GCAC’s key personnel may be able to remain with New Cepton after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place prior to the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of New Cepton for services they would render to New Cepton after the completion of the Business Combination. The personal and financial interests of such individuals may influence their motivation in connection with the consummation of the Business Combination. However, GCAC believes the ability of such individuals to remain with New Cepton after the completion of the Business Combination will not be the determining factor in GCAC’s decisions regarding the consummation of the Business Combination. There is no certainty, however, that any of GCAC’s key personnel will remain with New Cepton after the consummation of the Business Combination. GCAC cannot assure you that any of its key personnel will remain in senior management or advisory positions with the Combined Entity.

Because GCAC’s initial stockholders, executive officers and directors will lose their entire investment in GCAC if the Business Combination or an alternative business combination is not completed, and because GCAC’s sponsors, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether Cepton was appropriate for GCAC’s initial business combination.

GCAC’s initial stockholders currently own 4,312,500 shares of GCAC Class B common stock. In addition, the Sponsor purchased an aggregate of 5,175,000 Private Placement Warrants, each exercisable for one share of GCAC Class A common stock at $11.50 per share, that will also be worthless if GCAC does not complete a business combination. The Founder shares are identical to the shares of GCAC Class A common stock. However, the holders have agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any shares in connection with a stockholder vote to approve a proposed initial business combination.

The personal and financial interests of GCAC’s executive officers and directors may have influenced their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. At the closing of GCAC’s initial business combination, the Sponsor Group, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on GCAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In the event the Business Combination or an alternative business combination is completed, there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on GCAC’s behalf. However, GCAC’s sponsors, executive officers and directors, or any of their respective affiliates will not be eligible for any such reimbursement if the Business Combination or an alternative business combination is not completed. Such financial interests of GCAC’s sponsors, executive officers and directors may have influenced their motivation in approving and completing the Business Combination.

Some of the GCAC and Cepton officers and directors may be argued to have conflicts of interest that may influence them to support or approve the Business Combination without regard to your interests.

Certain officers and directors of GCAC and Cepton participate in arrangements that may be argued to provide them with interests in the Business Combination that may be different from yours, including, among others, the continued service as an officer or director of New Cepton, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of shares of common stock of New Cepton. If the Business Combination is not consummated and GCAC is forced to wind up, dissolve and liquidate in accordance with the GCAC Charter, the 4,312,500 shares of GCAC Class B common stock currently held by the Sponsor and GCAC’s directors and officers, which were initially acquired prior to the GCAC IPO by the initial stockholders for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares). Such shares of GCAC Class A common stock had an aggregate market value of approximately $             million based on the last sale price of $             per share on Nasdaq on      , 2021. Accordingly, the Sponsor and GCAC’s current executive officers and directors, have interests that may be different from, or in addition to, your interests as a stockholder.

These interests, among others, may influence the officers and directors of GCAC and Cepton to support or approve the Business Combination. For more information concerning the interests of GCAC and Cepton executive officers and directors, see the sections entitled “The GCAC Business Combination Proposal — Interests of GCAC’s Initial Stockholders, Directors and Officers in the Business Combination” and “The Cepton Business Combination Proposal — Interests of Cepton Directors and Executive Officers in the Business Combination” in this proxy statement/consent solicitation statement/prospectus.

GCAC’s stockholders and Cepton’s stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If New Cepton is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, GCAC’s stockholders and Cepton’s stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent New Cepton is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

During the pendency of the Business Combination, GCAC and Cepton may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of GCAC and Cepton to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Business Combination Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

If the conditions to the Business Combination are not met, the Business Combination may not occur.

Even if the Business Combination is approved by the stockholders of GCAC (including each of the Required Approvals) and Cepton, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Business Combination Agreement and in addition to stockholder consent, include among other requirements, (i) receipt of requisite regulatory approvals and no law or order preventing the transactions, (ii) no pending litigation to enjoin or restrict the Closing, (iii) each party’s representations and warranties being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect), (iv) each party complying in all material respects with its covenants and agreements, (v) no Material Adverse Effect with respect to a party since the date of the Business Combination Agreement which remains continuing and uncured, and (vi) GCAC meeting the Minimum Cash Condition requirement of $58.5 million in cash and cash equivalents at the Closing, after the redemption of GCAC public stockholders and payment of GCAC and Cepton expenses, and GCAC’s other liabilities due as of the Closing, but excluding, for the avoidance of doubt, cash held by Cepton as of the Closing. See “The Business Combination Agreement and Related Agreements — Business Combination Agreement — Conditions to Consummation of the Business Combination” below for a more complete summary. GCAC and Cepton cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed and such delay may cause GCAC and Cepton to each lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, GCAC may not be able to find another potential candidate for its initial business combination prior to GCAC’s deadline (currently August 2, 2022), and GCAC will be required to liquidate.

Because Cepton will become a publicly traded company through a merger as opposed to an underwritten public offering, no underwriter has conducted due diligence in connection with the Business Combination.

In an underwritten public offering, underwriters typically conduct due diligence on the issuer in order to establish a due diligence defense against liability claims under federal securities laws. Because GCAC is already a publicly traded company, no underwriter has conducted due diligence in connection with the Business Combination. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in an underwritten public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this proxy statement/consent solicitation statement/prospectus.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least a majority of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of shares of our Class A common stock purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least a majority of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of our Class A common stock purchasable upon exercise of a warrant.

New Cepton may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

New Cepton will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of New Cepton common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date New Cepton gives notice of redemption. If and when the Public Warrants become redeemable by New Cepton, New Cepton may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. None of the Private Warrants will be redeemable by the Post-Combination Company so long as they are held by their initial purchasers or their permitted transferees.

Risks Related to Ownership of New Cepton’s Shares

The GCAC Charter and the Amended and Restated Charter require, to the fullest extent permitted by law, that derivative actions brought in GCAC’s or New Cepton’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against GCAC’s or New Cepton’s directors, officers, other employees or stockholders, as applicable.

The GCAC Charter and the Amended and Restated Charter require, to the fullest extent permitted by law, that derivative actions brought in GCAC’s or New Cepton’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware or, if the Court of Chancery does not have subject matter jurisdiction, in the federal district court of the State of Delaware. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with GCAC or New Cepton, as applicable, or any of their respective directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although their respective stockholders will not be deemed to have waived their compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in the GCAC Charter and the Amended and Restated Charter. If a court were to find such provision to be inapplicable or unenforceable in an action, GCAC or New Cepton, as applicable, may incur additional costs associated with resolving such action in other jurisdictions, which could harm their business, operating results and financial condition.

The GCAC Charter and the Amended and Restated Charter provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. The Amended and Restated Charter also provides that (A) the exclusive forum provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction and (B) unless New Cepton consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Amended and Restated Charter provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive form provision. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Anti-takeover provisions contained in the Amended and Restated Charter and the Proposed Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Amended and Restated Charter and the Proposed Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•        no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

•        the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•        the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        limiting the liability of, and providing indemnification to, our directors and officers;

•        controlling the procedures for the conduct and scheduling of stockholder meetings;

•        providing for a staggered board, in which the members of the board of directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;

•        granting the ability to remove directors with cause by the affirmative vote of 66 2∕3% in voting power of the outstanding shares of New Cepton common stock entitled to vote thereon;

•        requiring the affirmative vote of at least 66 2∕3% of the voting power of the outstanding shares of capital stock of New Cepton entitled to vote generally in the election of directors, voting together as a single class, to amend the Proposed Bylaws or Articles V, VI, VII, VIII, IX and X of the Amended and Restated Charter; and

•        advance notice procedures that stockholders must comply with in order to nominate candidates to New Cepton Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Cepton.

These provisions, alone or together, could delay hostile takeovers and changes in control of New Cepton or changes in New Cepton Board and New Cepton’s management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of New Cepton common stock. Any provision of Amended and Restated Charter, the Proposed Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of New Cepton common stock and could also affect the price that some investors are willing to pay for New Cepton common stock. For more information, see the section of this proxy statement/consent solicitation statement/prospectus captioned “Description of Securities of GCAC — Certain Anti-Takeover Provisions of Delaware Law and the GCAC Charter and Bylaws.”

Claims for indemnification by New Cepton’s directors and officers may reduce New Cepton’s available funds to satisfy successful third-party claims against New Cepton and may reduce the amount of money available to New Cepton.

The Proposed Bylaws will provide that New Cepton will indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, the Proposed Bylaws and its indemnification agreements that it will enter into with its directors and officers will provide that:

•        New Cepton will indemnify its directors and officers for serving New Cepton in those capacities or for serving other business enterprises at its request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•        New Cepton may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•        New Cepton will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•        New Cepton will not be obligated pursuant to its Proposed Bylaws to indemnify a person with respect to proceedings initiated by that person against New Cepton or its other indemnitees, except with respect to proceedings authorized by its board of directors or brought to enforce a right to indemnification; and

•        the rights conferred in the Proposed Bylaws are not exclusive, and New Cepton is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

Following the consummation of the Business Combination, New Cepton’s only significant asset will be ownership of 100% of Cepton’s common stock, and New Cepton does not currently intend to pay dividends on New Cepton common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of New Cepton common stock.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than the ownership of 100% of Cepton’s common stock. We will depend on Cepton for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly-traded company, and to pay any dividends with respect to our common stock. Applicable state law and contractual restrictions, including in agreements governing the future indebtedness of Cepton, as well as the financial condition and operating requirements of Cepton, may limit our ability to obtain cash from Cepton. Thus, we do not expect to pay cash dividends on New Cepton common stock. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. As a result, you may not receive any return on an investment in New Cepton common stock) unless you sell those securities, as applicable, for a price greater than that which you paid for it. In addition, in the event that the board of directors and stockholders of New Cepton were to approve a sale of all of our common stock holdings of Cepton, your equity interest would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Cepton, its business, or its market, or if they change their recommendations regarding New Cepton’s securities adversely, the price and trading volume of New Cepton’s securities could decline.

The trading market for New Cepton’s securities will be influenced by the research and reports that industry or securities analysts may publish about New Cepton, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on New Cepton. If no securities or industry analysts commence coverage of New Cepton, New Cepton’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Cepton change their recommendation regarding New Cepton common stock adversely, or provide more favorable relative recommendations about New Cepton’s competitors, the price of shares of New Cepton common stock would likely decline. If any analyst who may cover New Cepton were to cease coverage of New Cepton or fail to regularly publish reports on it, New Cepton could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Future issuances of debt securities and equity securities may adversely affect us, including the market price of the GCAC Class A common stock and may be dilutive to existing stockholders.

In the future, we may incur debt or issue equity-ranking senior to the GCAC Class A common stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting its operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of the GCAC Class A common stock. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of GCAC Class A common stock and be dilutive to existing stockholders.

There can be no assurance that New Cepton common stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that we will be able to comply with the continued listing standards of Nasdaq.

In connection with the closing of the Business Combination, we intend to list New Cepton common stock and warrants on Nasdaq under the symbols “CPTN” and “CPTNW,” respectively. New Cepton’s continued eligibility for listing may depend on the number of GCAC’s shares that are redeemed. If, after the Business Combination, Nasdaq delists New Cepton’s shares from trading on its exchange for failure to meet the listing standards, New Cepton and its stockholders could face significant material adverse consequences including, but not limited to:

•        a limited availability of market quotations for New Cepton’s securities;

•        reduced liquidity for New Cepton’s securities;

•        a determination that New Cepton common stock is a “penny stock” which will require brokers trading in New Cepton common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Cepton common stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because New Cepton common stock and Public Warrants are listed on Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if New Cepton was no longer listed on Nasdaq, New Cepton’s securities would not be covered securities and New Cepton would be subject to regulation in each state in which New Cepton offers its securities.

An active market for New Cepton’s securities may not develop, which would adversely affect the liquidity and price of New Cepton’s securities.

The price of New Cepton’s securities may vary significantly due to factors specific to New Cepton as well as to general market or economic conditions. Furthermore, an active trading market for New Cepton’s securities may never develop or, if developed, it may not be sustained. Holders of New Cepton’s securities may be unable to sell their securities unless a market can be established and sustained.

The market price of New Cepton common stock may decline as a result of the Business Combination or other market factors.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of GCAC’s securities prior to the Closing may decline. The market values of New Cepton’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/consent solicitation statement/prospectus, or the date on which GCAC’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Cepton’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Cepton common stock. Accordingly, the valuation ascribed to Cepton may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Cepton’s securities develops and continues, the trading price of new Cepton’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Cepton’s control. Any of the factors listed below could have a material adverse effect on your investment in New Cepton’s securities and New Cepton’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Cepton’s securities may not recover and may experience a further decline.

The market price of New Cepton common stock may decline as a result of the Business Combination and for a number of other reasons including if:

•        investors react negatively to the prospects of New Cepton’s business and the prospects of the Business Combination;

•        the effect of the Business Combination on New Cepton’s business and prospects is not consistent with the expectations of financial or industry analysts;

•        New Cepton does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts;

•        actual or anticipated fluctuations in New Cepton’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        changes in the market’s expectations about New Cepton’s operating results;

•        success of competitors;

•        changes in financial estimates and recommendations by securities analysts concerning New Cepton or the transportation industry in general;

•        operating and share price performance of other companies that investors deem comparable to New Cepton;

•        New Cepton’s ability to market new and enhanced products and technologies on a timely basis;

•        changes in laws and regulations affecting New Cepton’s business;

•        New Cepton’s ability to meet compliance requirements;

•        commencement of, or involvement in, litigation involving New Cepton;

•        changes in New Cepton’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of New Cepton’s shares of common stock available for public sale; or

•        any major change in New Cepton’s Board or management.

Future sales, or the perception of future sales, by New Cepton or its stockholders in the public market following the Business Combination could cause the market price for New Cepton common stock to decline.

The sale of shares of New Cepton common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Cepton common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Cepton to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, it is currently expected that New Cepton will have a total of              shares of New Cepton common stock outstanding (exclude any outstanding Warrants and assuming that (i) there are no redemptions of any shares by GCAC’s public stockholders in connection with the Business Combination or an Extension Redemption, (ii) no awards are issued under the 2021 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) GCAC does not engage in any kind of additional equity financing prior to the Closing). All shares currently held by GCAC public stockholders and all of the shares issued in the Business Combination to existing Cepton stockholders will be freely tradable without registration under the Securities Act, and without restriction by persons other than New Cepton’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Cepton’s directors, executive officers and other affiliates.

In connection with the Business Combination, certain existing Cepton stockholders, who are expected to collectively own            shares of New Cepton common stock following the Business Combination (based on the above assumptions and Cepton’s current stock holdings), have agreed with GCAC, subject to certain exceptions, not to dispose of or hedge any of their shares of New Cepton common stock or securities convertible into or exchangeable for shares of New Cepton common stock during the period from the date of the Closing continuing through the earliest of: (i) the date that is one year from the Closing Date, (ii) the last trading day when the last reported sale price of New Cepton common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 trading days within any 30-trading day period commencing at least 60 days after the Closing Date, or (iii) such date on which New Cepton completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Cepton stockholders having the right to exchange their shares of New Cepton common stock for cash, securities or other property. See “The Business Combination Proposal (Proposal 1) — General Description of the Business Combination Agreement — Lock-up Agreements”.

In addition, the shares of New Cepton common stock reserved for future issuance under the 2021 Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. Assuming the Business Combination Proposal and the Nasdaq Proposal are approved and subject to approval by stockholders, the proposed 2021 Plan will initially reserve up to          shares of New Cepton common stock following the consummation of the Business Combination for issuance as awards in accordance with the terms of the 2021 Plan. New Cepton is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Cepton common stock or securities convertible into or exchangeable for shares of New Cepton common stock issued pursuant to the 2021 Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover shares of New Cepton common stock.

In the future, New Cepton may also issue its securities in connection with investments or acquisitions. The amount of shares of New Cepton common stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of New Cepton common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Cepton stockholders.

New Cepton’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its Securities.

If, after listing, New Cepton fails to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, New Cepton can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if New Cepton’s securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

New Cepton will qualify as an “emerging growth company” as well as a smaller reporting company within the meaning of the Securities Act, and if New Cepton takes advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make New Cepton’s securities less attractive to investors and may make it more difficult to compare New Cepton’s performance with other public companies.

Following the consummation of the Business Combination, New Cepton will qualify as an “emerging growth company” within the meaning of the Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, New Cepton may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies for as long as New Cepton continues to be an emerging growth company, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in New Cepton’s periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Cepton’s stockholders may not have access to certain information they may deem important. New Cepton will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of New Cepton common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which New Cepton has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which New Cepton has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of GCAC Class A common stock in the GCAC IPO. Investors may find New Cepton’s securities less attractive because New Cepton will rely on these exemptions. GCAC cannot predict whether investors will find New Cepton’s securities less attractive because it will rely on these exemptions. If some investors find New Cepton’s securities less attractive as a result of its reliance on these exemptions, the trading prices of New Cepton’s securities may be lower than they otherwise would be, there may be a less active trading market for its securities and the trading prices of its securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Cepton’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, New Cepton will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. New Cepton will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of New Cepton common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) its annual revenues exceeded $100 million during such completed fiscal year and the market value of New Cepton common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent New Cepton takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.

The unaudited pro forma financial information included herein may not be indicative of what New Cepton’s actual financial position or results of operations would have been.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New Cepton’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.

Risks Related to the Redemption

GCAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for GCAC to complete the Business Combination with which a substantial majority of GCAC’s stockholders do not agree.

The GCAC Charter does not provide a specified maximum redemption threshold, except that GCAC will only redeem its public shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon completion of its initial business combination (such that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the Business

Combination Agreement. As a result, GCAC may be able to complete the Business Combination even if a substantial majority of the Public Stockholders do not agree with the Business Combination and have redeemed their shares. In the event the aggregate cash consideration GCAC would be required to pay for all shares of GCAC Class A common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to GCAC, GCAC will not complete the Business Combination or redeem any shares, all shares of GCAC Class A common stock submitted for redemption will be returned to the holders thereof, and GCAC instead may search for an alternate business combination.

Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) GCAC’s completion of an initial business combination, and then only in connection with those shares of GCAC Class A common stock that such Public Stockholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the GCAC Charter (A) to modify the substance or timing of GCAC’s obligation to redeem 100% of the Public Shares if GCAC does not complete an initial business combination by August 2, 2022 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) the redemption of the Public Shares if GCAC is unable to complete an initial business combination by August 2, 2022, subject to applicable law and as further described herein. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate their investment, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

If a stockholder or a “group” of stockholders are deemed to hold in excess of 25% of the issued and outstanding shares of GCAC Class A common stock, such stockholder or group will lose the ability to redeem all such shares in excess of 25% of the issued and outstanding shares of GCAC Class A common stock.

The GCAC Charter provides that a Public Stockholder, individually or together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to an aggregate of more than 25% of the shares of GCAC Class A common stock sold in the GCAC IPO without GCAC’s prior written consent (“Excess Shares”). The inability of a stockholder to redeem an aggregate of more than 25% of the shares of GCAC Class A common stock sold in the GCAC IPO will reduce its influence over GCAC’s ability to consummate its initial business combination and such stockholder could suffer a material loss on its investment in GCAC if it sells such excess shares in open market transactions. Additionally, stockholders will not receive redemption distributions with respect to the Excess Shares if GCAC consummates the Business Combination. As a result, stockholders will continue to hold that number of shares aggregating to more than 25% of the shares sold in GCAC IPO and, in order to dispose of such excess shares, would be required to sell its stock in open market transactions, potentially at a loss. We cannot assure stockholders that the value of such Excess Shares will appreciate over time following the Business Combination or that the market price of North America GCAC Class A common stock will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge North America’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, GCAC stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative initial business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of GCAC might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Public Stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their shares of GCAC Class A common stock for a pro rata portion of the funds held in the Trust Account.

Public Stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things (i) submit a request in writing and (ii) tender their certificates to our transfer agent or deliver their shares to the transfer agent electronically through the DWAC system at least two business days prior to the GCAC Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process or over the brokers, which we refer to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less Regulatory Withdrawals and franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. Please see the section entitled “Special Meeting of GCAC Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If a stockholder fails to receive notice of GCAC’s offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

GCAC will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite GCAC’s compliance with these rules, if a stockholder fails to receive GCAC’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials that GCAC will furnish to holders of the Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or redeem Public Shares. For example, GCAC may require the Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to tender their certificates to GCAC’s transfer agent up to two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the transfer agent electronically. In the event that a stockholder fails to comply with these or any other procedures, its shares may not be redeemed.

The future exercise of registration rights may adversely affect the market price of our common stock.

Certain of our stockholders will have registration rights for restricted securities. We are obligated to register certain securities, including all of the shares of GCAC Class B common stock held by our Sponsor, shares of New Cepton common stock received by certain significant Cepton stockholders as part of the Business Combination and the PIPE Shares. We are obligated to (i) file a resale “shelf” registration statement to register such securities (and any shares of New Cepton common stock into which they may be exercised following the consummation of the Business Combination) after filing an amendment to this proxy statement/consent solicitation statement/prospectus following the receipt of the first round of SEC comments and (ii) use reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as reasonably practicable concurrently with the consummation of the Business Combination. Sales of a substantial number of shares of New Cepton common stock pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Cepton common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

GCAC is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

GCAC is a blank check company formed under the laws of the State of Delaware on January 4, 2010 under the name PinstripesNYS, Inc., and subsequently submitted a registration statement under the name Growth Capital Acquisition Corp. on February 27, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Cepton provides state-of-the-art, intelligent, lidar-based solutions for a range of markets such as automotive (ADAS/AV), smart cities, smart spaces, and smart industrial applications. Cepton’s patented MMT®-based lidar technology enables reliable, scalable, and cost-effective solutions that deliver long range, high resolution 3D perception for smart applications.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of GCAC as of June 30, 2021 with the historical balance sheet of Cepton as of June 30, 2021 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on June 30, 2021.

GCAC and Cepton have different fiscal years. GCAC’s fiscal year ends on March 31, whereas Cepton’s fiscal year ends on December 31. The unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2020 and for the six months ended June 30, 2021 have been prepared utilizing Cepton’s fiscal year end as that will be the year end for New Cepton. Accordingly, the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2020 combines the historical results of GCAC for its fiscal year ended March 31, 2021 and the historical results of Cepton for the year ended December 31, 2020. The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2020 has been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 of Regulation S-X. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the historical statement of operations of GCAC and Cepton for the six months ended June 30, 2021. The historical statement of operations of GCAC for the six months ended June 30, 2021, was derived from GCAC’s unaudited condensed statement of operations for the nine months ended December 31, 2020, audited condensed statement of operations for the year ended March 31, 2021, and unaudited condensed statement of operations for the three months ended June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the historical statements of operations of GCAC and Cepton for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are presented as if the following occurred:

•        the merger of Merger Sub, the wholly owned subsidiary of GCAC, with and into Cepton, with Cepton as the surviving company;

•        the Per Share Stock Consideration Rate being set at 2.478 shares in accordance with the Business Combination Agreement. The Per Share Stock Consideration Rate is defined by the Business Combination Agreement as the Per Share Merger Consideration divided by 10. The Per Share Merger Consideration is defined as $1.5 billion divided by Cepton Outstanding Shares as of the Closing. As of June 30, 2021, Cepton Outstanding Shares equaled 60,544,616 (reflecting Cepton outstanding common stock inclusive of converted and exercised preferred stock, Cepton Class F stock, and warrants, as well as all outstanding vested options on a diluted basis);

•        the conversion of all outstanding shares of Cepton preferred stock and Cepton Class F stock into Cepton common stock that will roll over into shares of New Cepton at the Per Share Stock Consideration Rate;

•        the redesignation of GCAC’s outstanding 17,250,000 Public Shares (13,259,263 Public Shares assuming low redemptions, 5,277,790 Public Shares assuming high redemptions, and 1,287,053 Public Shares assuming maximum redemptions) and 4,312,500 Founder Shares as New Cepton common stock;

•        the exercise of Cepton’s warrant for shares of Cepton common stock that will roll over into shares of New Cepton at the Per Share Stock Consideration Rate;

•        the conversion of all outstanding vested and unvested Cepton options into vested and unvested options in New Cepton, respectively, at the Per Share Stock Consideration Rate, in accordance with the Business Combination Agreement (the “Converted Options”). The Converted Options will have and be subject to the same terms and conditions (including vesting, expiration, and exercisability) as were applicable to such Cepton options immediately before the Business Combination. In accordance with the Business Combination Agreement, the exercise price per share of all outstanding vested and unvested options will be adjusted by dividing the applicable exercise price per share immediately prior to the Business Combination by the Per Share Stock Consideration Rate. Based on the number of Cepton vested and unvested options outstanding as of June 30, 2021, the conversion would result in 7,511,859 vested and 6,865,943 unvested options in New Cepton on a diluted basis, calculated in accordance with the treasury stock method of accounting;

•        the issuance of shares of New Cepton common stock as follows: 142,488,141 shares to stockholders of Cepton and 5,950,000 shares to the PIPE Investors; and

•        the issuance of up to 13,000,000 Earnout Shares contingently issuable to holders of Cepton common stock based upon achievement of the Share Price Milestones. Share Price Milestones are met if the share price of New Cepton Common Stock equals or exceeds $15.00 per share (first Share Price Milestone) and/or $17.50 per share (second Share Price Milestone) for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing, and on or prior to the three-year anniversary of the Closing. Upon achievement of the first Share Price Milestone, 7,000,000 Earnout Shares shall be deemed earned and issued and 6,000,000 Earnout Shares shall be deemed earned and issued upon achievement of the second Share Price Milestone. The Earnout Shares will not be issued if none of the Share Price Milestones are met as of the three-year anniversary of the Closing.

The historical financial information of GCAC was derived from the unaudited financial statements of GCAC as of and for the six months ended June 30, 2021 and from the audited financial statements for the year ended March 31, 2021, included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical financial information of Cepton was derived from the unaudited consolidated financial statements of Cepton as of and for the six months ended June 30, 2021; and from the audited consolidated financial statements for the year ended December 31, 2020, included elsewhere in this proxy statement/consent solicitation statement/prospectus. This information should be read together with GCAC’s and Cepton’s audited and unaudited financial statements and related notes, the sections titled “Other Information Related to GCAC — GCAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Cepton’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The pro forma combined financial statements have been presented for informational purposes only and are not necessarily indicative of what Cepton’s and GCAC’s financial position or results of operations actually would have been had the transactions been completed as of the dates indicated. In addition, the pro forma data do not purport to project the future financial position or operating results of New Cepton. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, GCAC, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Cepton will be treated as the accounting acquirer. Cepton has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under the redemption scenarios:

•        Cepton’s existing stockholders will have more than 80% of the voting interest of New Cepton under both the no redemption and maximum redemption scenarios;

•        Cepton’s senior management will comprise the senior management of New Cepton;

•        the directors nominated by Cepton will represent the majority of the board of directors of New Cepton;

•        Cepton is the larger entity based on historical revenues and business operations;

•        Cepton’s operations will comprise the ongoing operations of New Cepton; and

•        New Cepton will assume Cepton’s name.

Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which Cepton is issuing stock for the net assets of GCAC. The net assets of GCAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cepton.

Basis of Pro Forma Presentation

Pursuant to GCAC’s Existing Charter, GCAC’s public stockholders may demand that GCAC redeem their shares of Class A common stock for cash if the Business Combination is consummated, irrespective of whether they vote for or against the Business Combination. If a public stockholder properly demands redemption of their shares, GCAC will redeem each share for cash equal to the public stockholder’s pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The unaudited pro forma condensed combined financial information has been prepared assuming four alternative levels of cash redemptions of GCAC’s common stock:

•        Assuming No Redemptions:    This presentation assumes that no GCAC public stockholders exercise redemption rights with respect to their Public Shares.

•        Assuming Low Redemptions:    This presentation assumes that GCAC public stockholders holding 3,990,737 Public Shares will exercise their redemption rights for $39.9 million of funds in GCAC’s Trust Account.

•        Assuming High Redemptions:    This presentation assumes that GCAC public stockholders holding 11,972,210 Public Shares will exercise their redemption rights for $119.7 million of funds in GCAC’s Trust Account.

•        Assuming Maximum Redemptions:    This presentation assumes that GCAC stockholders holding 15,962,947 Public Shares will exercise their redemption rights for $159.6 million of funds in GCAC’s Trust Account (the maximum level of redemption of the Public Shares at which the Minimum Cash Condition under the Business Combination Agreement will be satisfied).

The following tables summarize the pro forma New Cepton shares of common stock issued and outstanding immediately after the Business Combination both on an issued and outstanding share and diluted basis, after giving effect to the Per Share Stock Consideration Rate, presented under the four redemption scenarios:

	No Redemption	% Owned	Low Redemption	% Owned	High Redemption	% Owned	Maximum Redemption	% Owned
GCAC public shares	17,250,000	10.2%	13,259,263	8.0%	5,277,790	3.3%	1,287,053	0.8%
GCAC Founder Shares	4,312,500	2.5%	4,312,500	2.6%	4,312,500	2.7%	4,312,500	2.8%
GCAC shares issued in the merger	142,488,141	83.8%	142,488,141	85.8%	142,488,141	90.2%	142,488,141	92.5%
GCAC shares issued to PIPE Investors	5,950,000	3.5%	5,950,000	3.6%	5,950,000	3.8%	5,950,000	3.9%
Pro Forma common stock at June 30, 2021	170,000,641	100.0%	166,009,904	100.0%	158,028,431	100.0%	154,037,694	100.0%
	No Redemption	% Owned	Low Redemption	% Owned	High Redemption	% Owned	Maximum Redemption	% Owned
GCAC public shares	17,250,000	9.7%	13,259,263	7.6%	5,277,790	3.2%	1,287,053	0.8%
GCAC Founder Shares	4,312,500	2.4%	4,312,500	2.5%	4,312,500	2.6%	4,312,500	2.7%
GCAC shares issued in the merger	150,000,000	84.5%	150,000,000	86.4%	150,000,000	90.6%	150,000,000	92.8%
GCAC shares issued to PIPE Investors	5,950,000	3.4%	5,950,000	3.5%	5,950,000	3.6%	5,950,000	3.7%
Pro Forma common stock at June 30, 2021	177,512,500	100.0%	173,521,763	100.0%	165,540,290	100.0%	161,549,553	100.0%

The actual results will be within the parameters described by the four scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operation for the six months ended June 30, 2021 and for the twelve months ended December 31, 2020 are based on the historical financial statements of GCAC and Cepton. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma combined financial statements. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information as additional information becomes available and analyses are performed. Certain amounts that appear in this section may not sum due to rounding.

____________

(1)      Diluted Basis is equal to the issued and outstanding share basis plus the 7,511,859 vested Converted Options.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2021
(In thousands)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Low Redemptions into Cash			Scenario 3 Assuming High Redemptions into Cash			Scenario 4 Assuming Maximum Redemptions into Cash
	(A) Cepton	(B) GCAC	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	12,400	719	172,512	(1)
	—		59,500	(2)		(39,907)	(4)		(119,722)	(4)		(159,629)	(4)
	—		(36,000)	(3)	209,131	1,000	(3)	170,224	3,100	(3)	92,509	4,100	(3)	53,602
Short-term investments	13,041	—			13,041			13,041			13,041			13,041
Accounts receivable	372	—			372			372			372			372
Inventories	3,007	—			3,007			3,007			3,007			3,007
Prepaid expenses and other current assets	3,723	80	(1,101)	(3)	2,702			2,702			2,702			2,702
Total current assets	32,543	799	194,911		228,253	(38,907)		189,346	(116,622)		111,631	(155,529)		72,724
Cash held in trust account	—	172,512	(172,512)	(1)	—			—			—			—
Property and equipment, net	384	—			384			384			384			384
Other assets	373	—			373			373			373			373
Total assets	33,300	173,311	22,399		229,010	(38,907)		190,103	(116,622)		112,388	(155,529)		73,481

Liabilities, convertible preferred stock, and stockholders’ equity
Current liabilities:
Accounts payable	887	—			887			887			887			887
Accrued expenses and other current liabilities	2,700	74			2,774			2,774			2,774			2,774
Current portion of debt	1,121	—			1,121			1,121			1,121			1,121
Total current liabilities	4,708	74	—		4,782	—		4,782	—		4,782	—		4,782

Other long-term liabilities	1,217	—			1,217			1,217			1,217			1,217
Warrant Liability	—	8,608	(5,348)	(9)	3,261			3,261			3,261			3,261
Earnout Liability	—	—	9,450	(8)	9,450			9,450			9,450			9,450
Total liabilities	5,925	8,682	4,103		18,710	—		18,710	—		18,710	—		18,710

Commitments and contingencies
Cepton convertible preferred stock, 22,806,009 shares authorized; 21,671,491 shares issued and outstanding	99,470	—	(99,470)	(7)	—			—			—			—
GCAC Class A common stock subject to possible redemption, 15,962,947 shares at $10.00 redemption value	—	159,629	(159,629)	(4)	—			—			—			—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2021 — (Continued)
(In thousands)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Low Redemptions into Cash			Scenario 3 Assuming High Redemptions into Cash			Scenario 4 Assuming Maximum Redemptions into Cash
	(A) Cepton	(B) GCAC	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Stockholders’ (deficit) equity														—
GCAC preferred stock; $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—	—		—			—			—			—
Cepton common stock; $0.00001 par value; 75,000,000 shares authorized; 27,412,984 shares issued and outstanding	—	—	—	(5)	—			—			—			—
GCAC Class A common stock; $0.0001 par value; 100,000,000 shares authorized; 1,287,053 shares (excluding 15,962,947 shares subject to possible redemption) issued and outstanding	—	—	1	(2)				—			—			—
			2	(4)				—			—			—
			15	(5)				—			—			—
			2	(7)	20	(1)	(4)	19	(2)	(4)	18	(2)	(4)	18
GCAC Class B common stock; $0.0001 par value; 10,000,000 shares authorized; 4,312,500 shares issued and outstanding	—	—	—											—
Cepton Class F stock; $0.00001 par value; 8,402,000 shares authorized; 8,372,143 shares issued and outstanding	—	—	—											—
Additional paid—in capital	4,697	1,525	59,499	(2), (5)										—
			(31,900)	(3)										—
			(1,101)	(3)										—
			159,627	(4)										—
			(15)	(5)										—
			3,475	(6)										—
			99,468	(7)										—
			(9,450)	(8)		1,000	(3)		3,000	(3)		3,900	(3)
			5,348	(9)	291,173	(39,906)	(4)	252,267	(119,720)	(4)	174,453	(159,627)	(4)	135,446
Accumulated other comprehensive income (loss)	(34)	—			(34)			(34)			(34)			(34)
Retained earnings (accumulated deficit)	(76,758)	3,475	(3,475)	(6)
			(4,100)	(3)	(80,858)	—	(3)	(80,858)	100	(3)	(80,758)	200	(3)	(80,658)
Total stockholders’ (deficit) equity	(72,095)	5,000	277,396		210,301	(38,907)		171,394	(116,622)		93,679	(155,529)		54,772
Total liabilities, convertible preferred stock, and stockholders’ (deficit) equity	$33,300	$173,311	$22,399		$229,010	$(38,907)		$190,103	$(116,622)		$112,388	$(155,529)		$73,481

____________

(A)     Obtained from the unaudited consolidated balance sheet of Cepton as of June 30, 2021.

(B)     Obtained from the unaudited balance sheet of GCAC as of June 30, 2021.

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
(In thousands, except per share amounts)

			Scenario 1 Assuming No Redemptions into Cash		Scenario 2 Assuming Low Redemptions into Cash		Scenario 3 Assuming High Redemptions into Cash		Scenario 4 Assuming Maximum Redemptions into Cash
	(A) Cepton	(B) GCAC	(C) Pro Forma Adjustments	Pro Forma Income Statement	(D) Pro Forma Adjustments	Pro Forma Income Statement	(E) Pro Forma Adjustments	Pro Forma Income Statement	(F) Additional Pro Forma Adjustments	Pro Forma Income Statement
Revenue	$1,333	$—	$—	$1,333	$—	$1,333	$—	$1,333	—	$1,333
Cost of Revenue	2,436	—	—	2,436	—	2,436	—	2,436	—	2,436
Gross profit	$(1,103)	$—	$—	$(1,103)	$—	$(1,103)	$—	$(1,103)	$—	$(1,103)

Operating expenses
Research and development	10,990	—	—	10,990	—	10,990	—	10,990	—	10,990
Selling, general and administrative	6,473	160	—	6,633	—	6,633	—	6,633	—	6,633
Total operating expenses	$17,463	$160	$—	$17,623	$—	$17,623	$—	$17,623	$—	$17,623

Loss from operations	$(18,566)	$(160)	$—	$(18,726)	$—	$(18,726)	$—	$(18,726)	$—	$(18,726)

Income from investments held in Trust Account	—	12	(12)	—	—	—	—	—	—	—

Other expense:
Warrant Transaction costs	—	(293)		(293)		(293)		(293)		(293)
Excess value of UW warrants	—	(1,294)		(1,294)		(1,294)		(1,294)		(1,294)
Unrealized gain/(loss) on FV changes of warrants	—	8,470	949	9,419		9,419		9,419		9,419
Other income (expense), net	2	—		2		2		2		2
Interest income (expense), net	14	1	—	15		15		15	—	15
Loss before income taxes	(18,550)	6,736	937	(10,877)	—	(10,877)	—	(10,877)	—	(10,877)

Provision for income taxes	11	—	—	11		11		11	—	11
Net (loss) income	$(18,561)	$6,736	$937	$(10,888)	$—	$(10,888)	$—	$(10,888)	$—	$(10,888)
Other comprehensive loss
Changes in unrealized gain on available-for-sale-securities	(4)	—	—	(4)		(4)		(4)	—	(4)
Foreign currency translation adjustment	(12)	—		(12)		(12)		(12)	—	(12)
Comprehensive loss	$(18,577)	$6,736	$937	$(10,904)	$—	$(10,904)	$—	$(10,904)	$—	$(10,904)
Net loss per common share
Weighted average shares of redeemable common stock outstanding, basic and diluted		15,962,947	154,037,694	170,000,641	(3,990,737)	166,009,904	(11,972,210)	158,028,431	(15,962,947)	154,037,694
Basic and diluted net income (loss) per share		$—		$(0.06)		$(0.07)		$(0.07)		$(0.07)

Weighted average shares of non-redeemable common stock outstanding, basic and diluted	27,314,638	5,599,553
Basic and diluted net income (loss) per share	$(0.68)	$1.20

____________

(A)     Obtained from the unaudited consolidated statement of operations of Cepton for the six months ended June 30, 2021.

(B)     Derived from GCAC’s unaudited condensed statement of operations for the nine months ended December 31, 2020, audited condensed statement of operations for the year ended March 31, 2021, and unaudited condensed statement of operations for the three months ended June 30, 2021.

(C)     Reflects the elimination of investment income from the Trust Account. Additionally, reflects the reversal of the unrealized loss on change in fair value of warrant liabilities related to Public Warrants recognized in GCAC’s statement of operations for the six-month period ended June 30, 2021 on the basis of Cepton’s conclusion that the Public Warrants will be equity instruments after the Business Combination. Finally, reflects the additional shares of GCAC Class A common stock to be issued upon completion of the Business Combination.

(D)     Reflects the adjustment to the outstanding number of shares of GCAC Class A common stock outstanding under the low redemptions scenario.

(E)     Reflects the adjustment to the outstanding number of shares of GCAC Class A common stock outstanding under the high redemptions scenario.

(F)     Reflects the adjustment to the outstanding number of shares of GCAC Class A common stock outstanding under the maximum redemptions scenario.

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(In thousands, except per share amounts)

	Year Ended December 31, 2020	Year Ended March 31, 2021	Scenario 1 Assuming No Redemptions into Cash		Scenario 2 Assuming Low Redemptions into Cash		Scenario 3 Assuming High Redemptions into Cash		Scenario 4 Assuming Maximum Redemptions into Cash
	(A) Cepton	(B) GCAC	(C) Pro Forma Adjustments	Pro Forma Income Statement	(D) Pro Forma Adjustments	Pro Forma Income Statement	(E) Pro Forma Adjustments	Pro Forma Income Statement	(F) Additional Pro Forma Adjustments	Pro Forma Income Statement
Revenue	$2,006	$—	$—	$2,006	$—	$2,006	$—	$2,006	—	$2,006
Cost of Revenue	3,746	—	—	3,746	—	3,746	—	3,746	—	3,746
Total revenue	(1,740)	—	—	(1,740)	—	(1,740)	—	(1,740)	—	(1,740)

Operating expenses
Research and development	11,666	—	—	11,666	—	11,666	—	11,666	—	11,666
Selling, general and administrative	6,170	93	4,100	10,363	—	10,363	(100)	10,263	(200)	10,163
Total operating expenses	17,836	93	4,100	22,029	—	22,029	(100)	21,929	(200)	21,829

Loss from operations	(19,576)	(93)	(4,100)	(23,769)	—	(23,769)	100	(23,669)	200	(23,569)

Income from investments held in Trust Account	—	6	(6)

Other expense:
Warrant Transaction costs	—	(293)	180	(113)		(113)		(113)		(113)
Excess value of UW warrants	—	(1,294)	797	(497)		(497)		(497)		(497)
Unrealized gain/(loss) on FV changes of warrants	—	9,936	(6,120)	3,816		3,816		3,816		3,816
Interest income, net	149	—	—	149		149		149	—	149
Other (income) expense, net	(181)	—	—	(181)		(181)		(181)	—	(181)
Loss before income taxes	(19,608)	8,262	(9,249)	(20,595)	—	(20,595)	100	(20,495)	200	(20,395)

Provision for income taxes	26	—	—	26		26		26	—	26
Net (loss) income	(19,634)	8,262	(9,249)	(20,621)	—	(20,621)	100	(20,521)	200	(20,421)
Other comprehensive loss
Changes in unrealized gain on available-for-sale securities	3	—	—	3		3		3	—	3
Foreign currency translation adjustment	(11)	—		(11)		(11)		(11)		(11)
Comprehensive loss	(19,642)	8,262	(9,249)	(20,629)	—	(20,629)	100	(20,529)	200	(20,429)
Net loss per common share
Weighted average redeemable common shares outstanding, basic and diluted		16,115,493	153,885,148	170,000,641	(4,028,873)	165,971,768	(12,086,620)	157,914,021	(16,115,493)	153,885,148
Basic and diluted net income (loss) per share		$—		$(0.12)		$(0.12)		$(0.13)		$(0.13)

Weighted average shares of non-redeemable common stock outstanding, basic and diluted	27,068,162	5,447,007
Basic and diluted net income (loss) per share	$(0.73)	$1.52

____________

(A)                          Obtained from the audited consolidated statement of operations of Cepton for the year ended December 31, 2020.

(B)     Obtained from the audited statement of operations of GCAC for the year ended March 31, 2021.

(C)     Reflects the transaction costs incurred by GCAC in 2021 including, but not limited to, advisory fees, legal fees, and registration fees. This is a non-recurring item. Also, reflects the reversal of the impacts associated with the warrant liabilities related to Public Warrants recognized on GCAC’s historical statement of operations for the period ended March 31, 2021 on the basis of Cepton’s conclusion that the Public Warrants will be equity instruments after the Business Combination. Additionally, reflects the elimination of investment income from the Trust account. Finally, reflects the incremental shares of Class A common stock to be issued upon completion of the Business Combination.

(D)     Reflects the reduction in estimated transaction costs to be incurred by GCAC under the low redemption scenario. Also, reflects the adjustment to the outstanding number of shares of GCAC Class A common stock outstanding under the low redemption scenario.

(E)     Reflects the reduction in estimated transaction costs to be incurred by GCAC under the high redemption scenario. Also, reflects the adjustment to the outstanding number of shares of GCAC Class A common stock outstanding under the high redemption scenario.

(F)     Reflects the reduction in estimated transaction costs to be incurred by GCAC under the maximum redemption scenario. Also, reflects the adjustment to the outstanding number of shares of GCAC Class A common stock outstanding under the maximum redemption scenario.

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.    Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, GCAC, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Cepton will be treated as the accounting acquirer. This determination was primarily based on the following facts and circumstances: (i) Cepton’s existing stockholders will have more than 80% of the voting interest of New Cepton under both the no redemption and maximum redemption scenarios; (ii) Cepton’s senior management will comprise the senior management of New Cepton; (iii) the directors nominated by Cepton will represent the majority of the board of directors of New Cepton; (iv) Cepton is the larger entity based on historical revenues and business operations; and (v) Cepton’s operations will comprise the ongoing operations of New Cepton. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which Cepton is issuing stock for the net assets of GCAC. The net assets of GCAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cepton. The unaudited pro forma condensed combined balance sheet as of June 30, 2021 assumes the Business Combination occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operation for the six months ended June 30, 2021 and for the twelve months ended December 31, 2020 present the pro forma effect of the Business Combination as if it had been completed on January 1, 2020, the beginning of the earliest period presented. These periods are presented on the basis of Cepton as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•        GCAC’s unaudited balance sheet as of June 30, 2021 and the related notes for the period ended June 30, 2021, included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Cepton’s unaudited consolidated balance sheet as of June 30, 2021 and the related notes for the six months ended June 30, 2021 included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 and for the twelve months ended December 31, 2020 have been prepared using, and should be read in conjunction, with the following:

•        GCAC’s historical statement of operations for the six months ended June 30, 2021, as derived from GCAC’s unaudited condensed statement of operations for the nine months ended December 31, 2020, audited condensed statement of operations for the year ended March 31, 2021, and unaudited condensed statement of operations for the three months ended June 30, 2021, and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Cepton’s unaudited and audited consolidated statement of operations and comprehensive income (loss) for the six months ended June 30, 2021 and for the year ended December 31, 2020, and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain available information as of the date of these unaudited pro forma combined financial statements and certain assumptions and methodologies that GCAC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. GCAC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Cepton. They should be read in conjunction with the historical financial statements and notes thereto of GCAC and Cepton.

2.    Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the Business Combination. Cepton and GCAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Cepton filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of New Cepton’s shares outstanding, assuming the Business Combination had been completed on January 1, 2020, the beginning of the earliest period presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

(1)    Reflects the release of cash currently invested in U.S. treasuries or money market funds held in the Trust Account.

(2)    Reflects the proceeds received from the PIPE Investment with the corresponding issuance of 5,950,000 shares of New Cepton common stock at $10.00 per share.

(3)    Represents preliminary estimated direct and incremental transaction costs incurred by GCAC and Cepton related to the Business Combination. Total transaction costs are estimated to be $37.1 million ($36.1 million under the low redemption scenario, $34.0 million under the high redemption scenario, and $33.0 million under the maximum redemption scenario as a result of underwriting fees which are subject to change depending on actual proceeds raised) related to underwriting/banking, legal, accounting, and other miscellaneous fees, including $1.1 million in deferred transaction costs incurred by Cepton. Of the total transaction costs, $31.9 million ($30.9 million under the low redemption scenario, $28.9 million under the high redemption scenario, and $28.0 million under the maximum redemption scenario) is reflected in the unaudited pro forma condensed combined balance sheet as a reduction to New Cepton’s additional paid-in capital as they are incremental costs directly attributable to a proposed offering of securities and thus charged against the gross proceeds of the proposed offering, which includes the Business Combination and PIPE Investment. The remaining $4.1 million ($4.1 million under the low redemption scenario, $4.0 million under the high redemption scenario, and $3.9 million under the maximum redemption scenario) are reflected in the unaudited pro forma condensed combined balance sheet as an increase to New Cepton’s accumulated deficit. These relate to the transaction costs incurred by GCAC during the six-month period ending June 30, 2021 including, but not limited to, advisory fees, legal fees, and registration fees. These transaction costs are also reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as an adjustment to selling, general and administrative expense. This adjustment also includes the reclassification of $1.1 million of deferred transaction costs incurred by Cepton for accounting, legal, and advisory fees that are reflected as a reduction of additional paid-in capital since those amounts are direct and incremental costs associated with the Business Combination. These amounts were excluded from cash as they were previously reflected in the historical cash balance.

(4)    For (1) the no redemption scenario, reflects the reclassification of GCAC Class A common stock subject to possible redemption to permanent equity assuming conversion of 15,962,947 shares of Class A common stock into shares of New Cepton common stock on a one-to-one basis, (2) the low redemption scenario, reflects the redemption of 3,990,737 shares of New Cepton common stock for $39.9 million and the reclassification of GCAC Class A common stock subject to possible redemption to permanent equity assuming conversion of 11,972,210 shares of Class A common stock into shares of New Cepton common stock on a one-to-one basis, (3) the high redemption scenario, reflects the redemption of 11,972,210 shares of New Cepton common stock for $119.7 million and the reclassification of GCAC Class A common stock subject to possible redemption to permanent equity assuming conversion of 3,990,737 shares of Class A common stock into shares of New Cepton common stock on a one-to-one basis, and (4) the maximum redemption scenario, represents the redemption of the maximum number of 15,962,947 shares of New Cepton common stock for $159.6 million to ensure a minimum consolidated cash balance of $58.5 million. This minimum cash balance is calculated before giving effect to payment of estimated transaction expenses of $37.1 million ($36.1 million under the low redemption scenario, $34.0 million under the high redemption scenario, and $33.0 million under the maximum redemption scenario).

(5)    Reflects the recapitalization of Cepton through (a) the contribution of all the share capital in Cepton to GCAC in the amount of $4.7 million and (b) the issuance of 150,000,000 shares of New Cepton common stock at par value of $0.0001.

(6)    Reflects the elimination of the historical retained earnings of GCAC, the legal acquirer, in the amount of $3.5 million.

(7)    Reflects the reclassification of approximately $99.5 million of Cepton’s convertible preferred stock (21,671,491 shares at redemption value) to permanent equity. Cepton’s convertible preferred stock converts into common stock at a 1:1 ratio.

(8)    Reflects the preliminary estimated fair value of the Earnout Shares contingently issuable to holders of Cepton common stock. The preliminary fair value was determined using the most reliable information currently available. The actual fair value could change materially once the final valuation is determined upon Closing. Refer to Note 4 for more information. Subsequent to the Business Combination, this liability will be remeasured to its fair value at the end of each reporting period and subsequent changes in the fair value will be recognized in New Cepton’s statement of operations within other income/expense.

(9)    Cepton has evaluated the accounting for GCAC’s Public Warrants and Placement Warrants for New Cepton under ASC 480 and ASC 815. Cepton has concluded that the Public Warrants qualify as equity instruments under ASC 815 after considering among other factors that after the Business Combination, New Cepton will have a single class equity structure; thus, a tender offer subject to the terms of the warrant agreement will always result in a change of control, and holders of Public Warrants receive the same form of consideration as holders of Cepton common stock which treatment does not preclude equity classification. Separately, Cepton has concluded that the Placement Warrants will continue to be accounted for as a liability under ASC 815-40. The adjustment reflects the reclassification of GCAC’s Public Warrants from liabilities to equity in connection with the consummation of the Business Combination.

3.    Net loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020, the beginning of the earliest period presented. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming the no redemptions, low redemptions, high redemptions, and maximum redemptions scenarios:

	For the Six Months Ended June 30, 2021
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Low Redemptions)	Pro Forma Combined (Assuming High Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss	$(10,888)	$(10,888)	$(10,888)	$(10,888)
Basic weighted average shares outstanding	170,000,641	166,009,904	158,028,431	154,037,694
Net loss per share – Basic and Diluted	$(0.06)	$(0.07)	$(0.07)	$(0.07)

Public Shares	17,250,000	13,259,263	5,277,790	1,287,053
Founder Shares	4,312,500	4,312,500	4,312,500	4,312,500
New Cepton shares issued to existing Cepton stockholders(1),(2)	142,488,141	142,488,141	142,488,141	142,488,141
New Cepton shares issued to PIPE Investors	5,950,000	5,950,000	5,950,000	5,950,000
	170,000,641	166,009,904	158,028,431	154,037,694
	Twelve Months Ended December 31, 2020
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Low Redemptions)	Pro Forma Combined (Assuming High Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss	$(20,621)	$(20,621)	$(20,521)	$(20,421)
Basic weighted average shares outstanding	170,000,641	165,971,768	157,914,021	153,885,148
Net loss per share – Basic and Diluted	$(0.12)	$(0.12)	$(0.13)	$(0.13)

Public Shares	17,250,000	13,221,127	5,163,380	1,134,507
Founder Shares	4,312,500	4,312,500	4,312,500	4,312,500
New Cepton shares issued to existing Cepton stockholders(1),(2)	142,488,141	142,488,141	142,488,141	142,488,141
New Cepton shares issued to PIPE Investors	5,950,000	5,950,000	5,950,000	5,950,000
	170,000,641	165,971,768	157,914,021	153,885,148

____________

(1)      This total is based on the Cepton cap table as of June 30, 2021.

          This total represents New Cepton shares issued to the following stockholders:

—    67,915,991 shares to common stockholders (27,412,984 shares prior to conversion)

—    20,742,083 shares to Class F stockholders (8,372,142 shares prior to conversion)

—    53,691,375 shares to preferred stockholders (21,671,491 shares prior to conversion)

—    138,691 shares to warrant holders (55,980 shares prior to conversion)

(2)      This amount excludes 7,511,859 shares reserved for vested Converted Options using the treasury stock method which will not be legally outstanding following the merger and which are allocated from the 150,000,000 shares issuable to existing Cepton stockholders per the Business Combination Agreement.

(3)      As a result of the pro forma net loss, the net loss per share amounts exclude the anti-dilutive impact from 17,529,059 converted Options, 13,800,000 Warrants, and 216,782 unvested restricted shares outstanding as of June 30, 2021 on a pro forma basis.

4.    Earnout Shares

The Earnout Shares are expected to be accounted for as liability classified equity instruments that are earned upon achievement of the Share Price Milestones, which provide for settlement provisions that are not indexed to New Cepton common stock. The preliminary estimated fair value of the Earnout Shares is $9.5 million.

The estimated fair value of the Earnout Shares was determined by a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the three-year earnout period. The preliminary estimated fair value of the Earnout Shares was determined using the most reliable information currently available. Assumptions used in the preliminary valuation, which are subject to change at the Closing, were as follows:

Current stock price:    the current stock price was set at the current value of $9.70 per share for GCAC Class A common stock.

Expected volatility:    the volatility rate of 60.0% was determined using an average of historical volatilities of selected industry peers deemed to be comparable to Cepton’s business, corresponding to the expected term of the awards.

Risk-free interest rate:    the risk-free interest rate of 0.4589% is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected three-year term of the earnout period.

Expected term:    the expected term is the three-year term of the earnout period.

Expected dividend yield:    the expected dividend yield is zero as Cepton has never declared or paid cash dividends and has no current plans to do so during the expected term.

The actual fair values of Earnout Shares are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Closing.

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical comparative unit and share information for GCAC and Cepton, respectively, and unaudited pro forma condensed combined per share information of GCAC after giving effect to the Business Combination, assuming four redemption scenarios as follows:

•        Assuming No Redemptions:    This presentation assumes that no GCAC public stockholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

•        Assuming Low Redemptions:    This presentation assumes that GCAC public stockholders holding 3,990,737 Public Shares will exercise their redemption rights for $39.9 million of funds in GCAC’s Trust Account.

•        Assuming High Redemptions:    This presentation assumes that GCAC public stockholders holding 11,972,210 Public Shares will exercise their redemption rights for $119.7 million of funds in GCAC’s Trust Account.

•        Assuming Maximum Redemptions:    This presentation assumes that GCAC public stockholders holding 15,962,947 Public Shares, will exercise their redemption rights for $159.6 million of funds in GCAC’s Trust Account (the maximum level of redemption of the Public Shares at which the Minimum Cash Condition under the Business Combination Agreement will be satisfied).

This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the audited and unaudited financial statements of GCAC and Cepton and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited GCAC and Cepton pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of GCAC and Cepton would have been had the companies been combined during the period presented.

	Historical				Pro Forma Combined								Equivalent Pro Forma Combined
	Cepton		GCAC		Assuming No Redemptions		Assuming Low Redemptions		Assuming High Redemptions		Assuming Maximum Redemptions		Assuming No Redemptions		Assuming Low Redemptions		Assuming High Redemptions		Assuming Maximum Redemptions
As of and for the Six Months Ended June 30, 2021
Book value per share – basic and diluted	$(2.63	)(1)	$0.23	(1)	$1.24	(2)	$1.03	(2)	$0.59	(2)	$0.36	(2)	$3.06	(3)	$2.56	(3)	$1.47	(3)	$0.88	(3)
Weighted average redeemable common shares outstanding – basic and diluted			15,962,947
Weighted average non-redeemable common shares outstanding – basic and diluted	27,314,638		5,599,553		170,000,641		166,009,904		158,028,431		154,037,694		142,488,141		142,488,141		142,488,141		142,488,141
Net loss per share – redeemable, basic and diluted			$—
Net loss per share – non-redeemable, basic and diluted	$(0.68)		$1.20		$(0.06)		$(0.07)		$(0.07)		$(0.07)		$(0.15)		$(0.17)		$(0.17)		$(0.17)

As of and for the Twelve Months Ended December 31, 2020
Book value per share – basic and diluted	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)
Weighted average shares of redeemable common stock outstanding – basic and diluted			16,115,493
Weighted average shares of non-redeemable common stock outstanding – basic and diluted	27,068,162		5,447,007		170,000,641		165,971,768		157,914,021		153,885,148		142,488,141		142,488,141		142,488,141		142,488,141
Net loss per share – redeemable, basic and diluted			$—
Net loss per share – non-redeemable, basic and diluted	$(0.73)		$1.52		$(0.12)		$(0.12)		$(0.13)		$(0.13)		$(0.30)		$(0.30)		$(0.32)		$(0.32)

____________

(1)      Historical book value per share is equal to total stockholders’ equity (excluding shares of preferred stock) divided by shares outstanding as of June 30, 2021.

(2)      Pro forma book value per share is equal to pro forma stockholders’ equity divided by pro forma shares outstanding as of June 30, 2021.

(3)      Equivalent pro forma book value is equal to pro forma book value multiplied by the Per Share Stock Consideration Rate.

(4)      A pro forma balance sheet for the year ended December 31, 2020 is not required to be included herein and as such, no such calculation is included in this table.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

GCAC Acquisition Corp.

GCAC is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. GCAC common stock, Units and Warrants are currently listed on Nasdaq under the symbols “GCAC”, “GCACU”, “GCACR” and “GCACW”, respectively. The mailing address of GCAC’s principal executive officer is Prokopios “Akis” Tsirigakis, Chairman and Co-Chief Executive Officer, 300 Park Avenue, 16th Floor, New York, New York 10022, (212) 895-3500.

Merger Sub

Merger Sub is a wholly-owned subsidiary of GCAC, incorporated in Delaware on July 22, 2021 solely for the purpose of consummating the Business Combination. Merger Sub owns no material assets and does not operate any business.

Cepton Technologies, Inc.

Founded in 2016 and led by CEO, Dr. Jun Pei, and CTO, Dr. Mark McCord. Cepton is focused on the mass market commercialization of high performance, high quality lidar solutions and has been awarded the largest ADAS lidar series production award in the industry to date, based on number of vehicle models awarded, by OEM-B. Cepton’s lidar solutions offer high performance and auto-grade reliability at competitive prices for a range of markets, such the Automotive and Smart Infrastructure markets. Cepton’s patented MMT®-based lidar technology enables reliable, high performance, low power, and compact solutions that deliver long range, high resolution 3D perception for smart applications. Cepton is headquartered in San Jose, California, with a sales and marketing presence in North America, Europe, Japan, India and China, to serve a fast-growing global customer base.

The mailing address of Cepton’s principal executive office is 399 West Trimble Road, San Jose, California 95131, and its telephone number is (408) 459-7579.

For more information about Cepton, see the sections entitled “Information About Cepton” and “Cepton’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

THE GCAC SPECIAL MEETING

General

GCAC is furnishing this proxy statement/consent solicitation statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the GCAC Special Meeting to be held on           , 2021 and at any adjournment or postponement thereof. This proxy statement/consent solicitation statement/prospectus provides GCAC’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the GCAC Special Meeting.

This proxy statement/consent solicitation statement/prospectus is being first mailed on or about            , 2021 to all stockholders of record of GCAC as of on            , 2021, which is the Record Date. This proxy statement/consent solicitation statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the GCAC Special Meeting.

Date, Time and Place

The GCAC Special Meeting will be held as a “virtual meeting” via live audio webcast on            , 2021 at            . Eastern Time. Due to concerns about COVID-19 and warnings from public officials regarding public gatherings, you may also access GCAC’s proxy materials at the following website:             .

Registering for the GCAC Special Meeting

As a registered GCAC stockholder, you received a proxy card from Continental Stock Transfer & Trust Company. The form contains instructions on how to attend the virtual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. Continental Stock Transfer & Trust Company’s support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting            , 2021 at            am Eastern Time. Enter the URL address into your browser http;//www.cstproxy.com/            , enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A GCAC stockholder that holds his, her or its shares in “street name,” which means his, her or its shares are held of record by a broker, bank or other nominee, may need to contact Continental Stock Transfer & Trust Company to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental Stock Transfer & Trust Company will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing            , outside the U.S. and Canada            (standard rates apply) when prompted enter the pin number            . This is listen-only, you will not be able to vote or enter questions during the meeting.

Purpose of the GCAC Special Meeting

At the GCAC Special Meeting, GCAC is asking its stockholders to consider and vote upon:

•        The Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A.

•        The Amended and Restated Charter Proposal. The form of Amended and Restated Charter to become effective upon consummation of the Business Combination is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

•        The Nasdaq Proposal.

•        The Incentive Plan Proposal. A copy of the 2021 Plan to be used by New Cepton from and after the Business Combination is attached to this proxy statement/consent solicitation statement/prospectus as Annex D.

•        The ESPP Proposal. A copy of the ESPP to be used by New Cepton from and after the Business Combination is attached to this proxy statement/consent solicitation statement/prospectus as Annex E.

•        The Adjournment Proposal, if presented at the GCAC Special Meeting.

Voting Power and Record Date

You will be entitled to vote or direct votes to be cast at the GCAC Special Meeting if you owned shares of GCAC common stock at the close of business on            , 2021 which is the Record Date. You are entitled to one vote for each share of GCAC common stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were            shares of GCAC common stock outstanding, of which            are Public Shares, and            are Founder Shares held by the initial stockholders.

Vote of the Sponsor, Directors and Officers

In connection with the GCAC IPO, GCAC entered into agreements with each of its initial stockholders pursuant to which each agreed to vote any shares of GCAC common stock owned by it in favor of the Business Combination Proposal and for all other proposals presented at the GCAC Special Meeting. These agreements apply to GCAC’s initial stockholders as it relates to the Founder Shares and the requirement to vote such shares in favor of the Business Combination Proposal and for all other proposals presented to GCAC stockholders in this proxy statement/consent solicitation statement/prospectus. As a result, in addition to GCAC’s initial stockholders’ founder shares, GCAC would need only 6,468,751, or approximately 37.5%, of the Public Shares, to be voted in favor of the Business Combination in order to have the Business Combination approved (assuming all outstanding shares are voted); or 1,078,126, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and assuming the Sponsor Group, our officers and directors and their affiliates do not purchase any units in or after our initial public offering).

GCAC’s initial stockholders have waived any redemption rights, including with respect to shares of GCAC Class A common stock issued or purchased in the GCAC IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by the Sponsor have no redemption rights upon GCAC’s liquidation and will be worthless if no business combination is effected by GCAC by August 2, 2022 (as such deadline may be extended by amendment to GCAC’s organizational documents).

Quorum and Required Vote for Proposals

A quorum of GCAC stockholders is necessary to hold a valid meeting. A quorum will be present at the GCAC Special Meeting if a majority of the GCAC common stock outstanding and entitled to vote at the GCAC Special Meeting is represented in person or by proxy at the GCAC Special Meeting.

The approval of the Amended and Restated Charter Proposal requires the affirmative vote of a majority of the issued and outstanding GCAC common stock as of the Record Date for the GCAC Special Meeting.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of GCAC common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the GCAC Special Meeting.

If the Business Combination Proposal is not approved, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the GCAC stockholders for a vote. The approval of the Amended and Restated Charter Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination. The Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal, are conditioned on the approval of the Business Combination Proposal (and the Business Combination

Proposal is conditioned on the approval of the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/consent solicitation statement/prospectus.

It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then GCAC will not consummate the Business Combination. If GCAC does not consummate the Business Combination and fails to complete an initial business combination by August 2, 2022 and does not seek to obtain the approval of its stockholders for an Extension, GCAC will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders.

Abstentions and Broker Non-Votes

Abstentions will have no effect on the outcome of the vote on the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal and Adjournment Proposal. The approval of the Amended and Restated Charter Proposal requires the affirmative vote of a majority of the issued and outstanding GCAC common stock as of the Record Date. Accordingly, a GCAC stockholder’s failure to vote by proxy or to vote in person at the GCAC Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Amended and Restated Charter Proposal and the Business Combination Proposal.

Recommendation of GCAC’s Board of Directors

GCAC’s board of directors has unanimously determined that each of the proposals is fair to and in the best interests of GCAC and its stockholders, and has unanimously approved such proposals. GCAC’s board of directors unanimously recommends that stockholders:

•        vote “FOR” the Business Combination Proposal;

•        vote “FOR” the Amended and Restated Charter Proposal;

•        vote “FOR” the Nasdaq Proposal;

•        vote “FOR” the Incentive Plan Proposal;

•        vote “FOR” the ESPP Proposal; and

•        vote “FOR” the Adjournment Proposal, if it is presented to the meeting.

When you consider the recommendation of GCAC’s board of directors in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of GCAC’s board of directors and officers have interests in the Business Combination that may be different from or in addition to (or which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating GCAC. These interests include, among other things:

•        George Syllantavos will be GCAC’s designee to the board of directors of New Cepton upon the effectiveness of the Merger. As a director, in the future Mr. Syllantavos may receive any cash fees, stock options or stock awards that the board of directors of New Cepton determines to pay to its directors;

•        unless GCAC consummates an initial business combination, GCAC’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (as of July 31, 2021, none of GCAC’s officers and directors have incurred any out-of-pocket expenses);

•        as a condition to the GCAC IPO, pursuant to the letter agreements between the initial stockholders and GCAC, the initial stockholders’ Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable or salable (i) in the case of the founder shares until the earlier of (A) six months after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of the GCAC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 60 days after our initial business combination, or (y) the date on which GCAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of GCAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the private placement warrants and any shares of GCAC Class A common stock issued upon exercise thereof, until 30 days after the completion of GCAC’s initial business combination (while the Founder Shares are not the same as the GCAC Class A common stock, are subject to certain restrictions that are not applicable to the GCAC Class A common stock, and may become worthless if GCAC does not complete a business combination by August 2, 2022, the aggregate value of the 4,312,500 Founder Shares owned by GCAC’s initial stockholders is estimated to be approximately $42.8 million, assuming the per share value of the Founder Shares is the same as the $9.92 closing price of the GCAC Class A common stock on Nasdaq as of October 8, 2021);

•        the initial stockholders purchased an aggregate of 5,175,000 Private Placement Warrants, each exercisable for one share of GCAC Class A common stock at $11.50 per share, for a purchase price of $5,175,000, or $1.00 per warrant, in the Private Placement consummated simultaneously with the GCAC IPO, which warrants will be worthless if a business combination is not consummated (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 5,175,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $5.2 million, assuming the per warrant value of the Private Placement Warrants is the same as the $1.00 closing price of the Public Warrants on Nasdaq as of October 8, 2021);

•        the initial stockholders have agreed that the Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after GCAC has completed a business combination, subject to limited exceptions;

•        pursuant to the Business Combination Marketing Agreement, upon consummation of the Business Combination, the Maxim Transaction Fee will be payable to Maxim and Maxim will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by Maxim. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the Maxim Transaction Fee or have these expenses reimbursed;

•        pursuant to the Placement Agent Engagement Letter, at the Closing, Maxim and J.P. Morgan will be paid the Placement Agent Fee, together with reasonable out-of-pocket expenses for which Maxim and J.P. Morgan have not previously been reimbursed thereunder. Accordingly, Maxim and J.P. Morgan have an interest in GCAC completing the Business Combination because, if the Business Combination or another business combination is not consummated, Maxim and J.P. Morgan will not receive the Placement Agent Fee and will not be reimbursed for unpaid expenses pursuant to the Placement Agent Engagement Letter;

•        pursuant to the M&A Advisory Engagement Letter, at the Closing, Maxim will be the M&A Advisory Fee together with reasonable out-of-pocket expenses for which Maxim has not previously been reimbursed thereunder. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the M&A Advisory Fee or have these expenses reimbursed;

•        the fact that the Sponsor paid an aggregate of $25,000 for its Founder Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that each of Nautilus and HB Strategies purchased from GCAC 1,379,167 shares of GCAC Class B common stock for a purchase price of $2,043 (or an aggregate purchase price of $4,086) and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the initial stockholders have agreed not to redeem any of their Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•        if GCAC does not complete an initial business combination by August 2, 2022, a portion of the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distribution to GCAC’s public stockholders and the Private Placement Warrants will expire worthless;

•        if the Trust Account is liquidated, including in the event GCAC is unable to complete an initial business combination within the required time period, the Sponsor and Nautilus have agreed that they will be liable to GCAC, on a pro rata basis based on the number of founder shares owned by them, if and to the extent any claims by a third party for services rendered or products sold to GCAC, or a prospective target business with which GCAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under GCAC’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act;

•        the Private Placement Warrants purchased by the Sponsor will be worthless if a business combination is not consummated;

•        the Sponsor has agreed that the Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after GCAC has completed a business combination, subject to limited exceptions;

•        if GCAC does not complete an initial business combination by August 2, 2022, a portion of the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distribution to GCAC’s public stockholders and the Private Placement Warrants will expire worthless; and

•        if the Trust Account is liquidated, including in the event GCAC is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify GCAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share by the claims of prospective target businesses with which GCAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to GCAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Voting Your Shares

Each share of GCAC common stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are three ways to vote your shares of GCAC Common Stock at the GCAC Special Meeting:

1.      Vote by Internet.

•        Before the meeting: Go online to         . Use the Internet to transmit your voting instructions and for electronic delivery information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of GCAC common stock.

•        During the meeting: Go online to         . You will be able to attend the GCAC Special Meeting online, vote your shares electronically until voting is closed and submit your questions during the GCAC Special Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of GCAC common stock.

2.      Vote by mail.    Mark, date, sign and mail promptly the enclosed proxy card (a postage-paid envelope is provided for mailing in the United States). By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the GCAC Special Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the GCAC Special Meeting so that your shares will be voted if you are unable to attend the GCAC Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the GCAC Special Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of GCAC common stock will be voted as recommended by our Board. Our Board recommends voting “FOR” the Proposals. Votes submitted by mail must be received by            , 2021 on            , 2021.

3.      Vote by telephone.    You may vote by proxy by calling              and following the instructions on the proxy card. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of GCAC common stock.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and you give a proxy, you may change your vote or revoke your proxy at any time before it is exercised at the GCAC Special Meeting by doing any one of the following:

•        submitting a valid, later-dated proxy card or voting instructions via the Internet or by telephone before 11:59 p.m., Eastern Time, on the calendar day immediately preceding the GCAC Special Meeting, or by mail that is received prior to the GCAC Special Meeting;

•        sending a written revocation of a proxy to GCAC’s secretary at 300 Park Avenue, 16th Floor, New York, New York 10022, that bears a date later than the date of the proxy you want to revoke and is received prior to the date of the GCAC Special Meeting; or

•        attending the GCAC Special Meeting (or, if the special meeting is adjourned or postponed, attending the applicable adjourned or postponed meeting) and voting in person online, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your GCAC common stock, you may call Advantage Proxy, GCAC’s proxy solicitor, at (877) 870-8565 (toll free) or (206) 870-8565 (collect) or by email ksmith@advantageproxy.com. No Additional Matters May Be Presented at the GCAC Special Meeting.

The GCAC Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Under GCAC’s bylaws, other than procedural matters incident to the conduct of the GCAC Special Meeting, no other matters may be considered at the GCAC Special Meeting if they are not included in this proxy statement/consent solicitation statement/prospectus, which serves as the notice of the GCAC Special Meeting.

Redemption Right

Pursuant to the GCAC Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the GCAC IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes ). For illustrative purposes, based on funds in the Trust Account of approximately $172.5 million on September 30, 2021, the estimated per share redemption price would have been approximately $10.00. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 25% or more of the shares of GCAC common stock included in the units of GCAC sold in the GCAC IPO (including overallotment securities sold to GCAC’s underwriters after the GCAC IPO).

In order to exercise your redemption rights, you must:

•        prior to 5:00 PM Eastern time on            , 2021 (two (2) business days before the GCAC Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, GCAC’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

•        In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group”(as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock; and

•        deliver your Public Shares either physically or electronically through DTC to GCAC’s transfer agent at least two (2) business days before the GCAC Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is GCAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, GCAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with GCAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to GCAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that GCAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting GCAC’s transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of GCAC common stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of GCAC common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in GCAC common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of GCAC common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Entity, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and GCAC otherwise does not consummate an initial business combination by August 2, 2022 (as such deadline may be extended by amendment to GCAC’s organizational documents), GCAC will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders and the Warrants will expire worthless.

Appraisal Rights

GCAC stockholders do not have appraisal rights in connection with the Business Combination or the other proposals.

Proxy Solicitation

GCAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. GCAC and its directors, officers and employees may also solicit proxies in person. GCAC will file with the SEC all scripts and other electronic communications as proxy soliciting materials. GCAC will bear the cost of the solicitation.

GCAC has hired Advantage Proxy to assist in the proxy solicitation process. GCAC will pay that firm a fee of $10,000, plus disbursements.

GCAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. GCAC will reimburse them for their reasonable expenses.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the GCAC Special Meeting, GCAC’s initial shareholders, directors or officers or Cepton and/or their respective affiliates, during a period when they are not then aware of any material nonpublic information regarding GCAC or GCAC’s Securities, may purchase units, Class A common stock, or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals are approved at the GCAC special meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this proxy statement/consent solicitation statement/prospectus, none of GCAC’s initial stockholders, directors or officers has any plans to make any such purchases. GCAC will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Entering into any such incentive arrangements may have a depressive effect on outstanding GCAC common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

The existence of financial and personal interests of GCAC’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of GCAC and its stockholders and what may be best for a director’s personal interests when determining to recommend that stockholders vote for the Proposals. See the sections entitled “Risk Factors,” “The Business Combination Proposal (Proposal 1) — Interests of GCAC’s Initial Stockholders, Directors and Officers in the Business Combination” and “Beneficial Ownership of Securities” for more information and other risks.

THE BUSINESS COMBINATION PROPOSAL (PROPOSAL 1)

General

Holders of GCAC common stock are being asked to approve and adopt the Business Combination Agreement and the Business Combination. GCAC stockholders should read carefully this proxy statement/consent solicitation statement /prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. Please see the section titled “— The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because GCAC is holding a stockholder vote on the Business Combination, GCAC may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of GCAC common stock as of the Record Date for the GCAC Special Meeting.

The Business Combination Agreement

The subsections that follow this subsection describe the material provisions of the Business Combination Agreement, but do not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto, which is incorporated herein by reference. Stockholders and other interested parties are urged to read the Business Combination Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, which may be updated prior to the closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Business Combination Agreement

On August 4, 2021, GCAC entered into the Business Combination Agreement with Merger Sub, Cepton. Unless otherwise defined herein, the capitalized terms used in this section “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement” will have the meaning ascribed to such terms in the Business Combination Agreement.

Subject to the terms and conditions set forth in the Business Combination Agreement, among other matters, at the Effective Time:

(i)     each share of Cepton common stock (other than dissenting shares) will be converted into (i) the contingent right to receive Earnout Shares (as defined below) (which may be zero) and (ii) a certain number of shares of New Cepton common stock equal to the Per Share Stock Consideration; and

(ii)     each option to purchase shares of Cepton common stock, whether or not exercisable and whether or not vested, that is outstanding immediately prior to the Effective Time will be assumed by GCAC and converted into an option to purchase shares of New Cepton common stock (each, a “Converted Option”). Each Converted Option will have and be subject to the same terms and conditions (including vesting, expiration and exercisability terms) as were applicable to the Cepton option from which it was converted immediately before the Effective Time, except that (x) each Converted Option will be exercisable for that number of shares of New Cepton common stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Cepton common stock subject to the Cepton option immediately before the Effective

Time and (2) the Per Share Stock Consideration and (y) the per share exercise price for each share of New Cepton common stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Cepton common stock of such Cepton option immediately before the Effective Time by (2) the Per Share Stock Consideration.

In addition to the Merger Consideration set forth above, additional contingent shares (“Earnout Shares”) will be payable to each holder of Cepton common stock and/or Cepton options receiving consideration in the Merger, in the amounts set forth below:

(i)     If the closing share price of GCAC Class A common stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the three-year anniversary of the Closing Date, then, GCAC will issue to each holder of Cepton common stock that is entitled to Earnout Shares a number of shares of GCAC Class A common stock equal to such holder’s pro rata portion of 7,000,000 shares.

(ii)    If the closing share price of GCAC Class A common stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the three (3)-year anniversary of the Closing Date, GCAC will issue to each holder of Cepton common stock that is entitled to Earnout Shares, a number of shares of GCAC Class A common stock equal to such holder’s Earnout Pro Rata Portion (as defined in the Business Combination Agreement) of 6,000,000 shares.

Post-Business Combination Ownership of the Combined Entity

Immediately after the Closing, GCAC, which will be renamed Cepton, Inc., will own 100% of the Cepton.

It is anticipated that, upon the completion of the Business Combination, GCAC’s public stockholders will retain an aggregate ownership interest of approximately 10.2% of the outstanding capital stock of New Cepton, the Sponsor Group will retain an aggregate ownership interest of approximately 2.5% of the outstanding capital stock of New Cepton, the PIPE Investors will retain an aggregate ownership interest of approximately 3.5% of the outstanding capital stock of New Cepton, and the Cepton stockholders will own approximately 83.8% of the issued and outstanding shares of New Cepton common stock or 84.5% of New Cepton common stock on a diluted basis (including vested Cepton options), immediately following the Closing (in each case, excluding outstanding unvested Cepton options). The foregoing ownership percentages with respect to New Cepton following the Business Combination exclude any outstanding Warrants and assumes that (i) there are no redemptions of any shares by GCAC’s public stockholders in connection with the Business Combination or an Extension Redemption, (ii) no awards are issued under the 2021 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) GCAC does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the GCAC’s existing stockholders in New Cepton will be different.

Representations and Warranties

The Business Combination Agreement contains representations and warranties by each of GCAC and Cepton that are customary for transactions similar to the Business Combination.

Cepton made representations and warranties relating to, among other matters, (1) organization, good standing and subsidiaries, (2) organizational documents, (3) capitalization, (4) authority relative to the Business Combination Agreement, (5) no conflicts, required filings, and consent, (6) permits and compliance, (7) financial statements and internal controls, (8) absence of certain changes or events, (9) absence of litigation, (10) employee benefit plans, (11) labor and employment matters, (12) real property and title to assets, (13) intellectual property, (14) taxes, (15) environmental matters (16) material contracts, (17) insurance, (18) board approval and vote required, (19) interested party transactions, (20) the Exchange Act, (21) brokers, (22) certain business practices, (23) registration statement, (24) PPP loan, (25) key customers and suppliers, (26) the Investment Company Act of 1940, as amended, (27) books and records, (28) independent investigation, and (29) information supplied.

GCAC and Merger Sub made representations and warranties relating to, among other matters, (1) organization and good standing, (2) governing documents, (3) capitalization, (4) authority relative to the Business Combination Agreement and vote required, (5) no conflict, required filings and consent, (6) compliance, (7) SEC filings and financial statements, (8) absence of certain changes or events, (9) absence of litigation (10) board approval, (11) no prior operations of Merger Sub, (12) brokers, (13) GCAC Trust Fund, (14) Employees, (15) taxes, (16) registration and listing, (17) registration statement, (18) subscription agreements, (19) affiliate agreements, and (20) GCAC’s and Merger Sub’s investigation and reliance.

Many of the representations and warranties are qualified by materiality, Company Material Adverse Effect or GCAC Material Adverse Effect (as such terms are defined in the Business Combination Agreement).

Survival/Indemnification

The representations and warranties made by the parties terminate as of and do not survive the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreement shall survive until fully performed.

Covenants of the Parties

Each party to the Business Combination Agreement has agreed to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants regarding including with respect to (1) the operation of their respective businesses in the ordinary course of business; (2) the provision of access to their properties, books personnel, and policies, (3) provision of financial statements by Cepton; (4) GCAC’s stock listing; (5) notifications of certain breaches, consent requirements, material adverse changes or other matters; (6) efforts to consummate the Closing and obtain third party and regulatory approvals; (7) tax matters and transfer taxes; (8) further assurances; (9) confidentiality (10) public announcements; and (11) the HSR Act compliance (if applicable). There are also certain customary post-Closing covenants regarding: (1) maintenance of books and records; (2) indemnification of directors and officers; and (3) use of trust account proceeds.

GCAC agreed, within ten (10) business days after GCAC’s receipt of the PCAOB Audited Financials from Cepton, and if not within such ten (10)-business day period, as promptly as practicable thereafter, to prepare, with reasonable assistance from Cepton, and file with the SEC this Registration Statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of the issuance of the New Cepton common stock to be issued to the Cepton stockholders, including the Earnout Shares, and containing a proxy statement/consent solicitation statement/prospectus for the purpose of GCAC soliciting proxies from the stockholders of GCAC to approve the Business Combination Proposal and the other Required Proposals at the GCAC Special Meeting and providing such stockholders an opportunity in accordance with GCAC’s organizational documents and GCAC’s initial public offering prospectus to have their shares of GCAC common stock redeemed.

Cepton also agreed in the Business Combination Agreement to obtain the written consent of its stockholders, as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within five (5) business days after the Registration Statement becomes effective and use its reasonable best efforts to solicit from Cepton stockholders written consents in favor of the Business Combination Agreement and the Business Combination and related matters and the Cepton Board will recommend to the Cepton stockholders the same.

The parties also agreed to take all necessary action, so that effective at the Closing, the entire board of directors of New Cepton will consist of seven individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements. One of the members of such board will be designated by GCAC (who shall be an independent director) prior to the Closing and six of the members of the New Cepton Board (at least four of whom shall be independent directors) will be designated by Cepton prior to the Closing. The parties also agreed to classify GCAC’s board into three classes as described below. GCAC also agreed to provide each of the director designees to the New Cepton Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director.

During the Interim Period, GCAC will use its commercially reasonable efforts to consummate the PIPE Investment in accordance with the PIPE Subscription Agreements, and Cepton will reasonably cooperate with GCAC in such efforts.

Conditions to the Closing of the Business Combination

The consummation of the Business Combination is subject to certain conditions, among others:

•        approval by Cepton’s stockholders of the approval and adoption of the Business Combination Agreement, the Merger, and all other transactions contemplated by the Business Combination Agreement;

•        approval by GCAC’s stockholders of the Business Combination Proposal, Nasdaq Proposal, Amended and Restated Charter Proposal, Incentive Plan Proposal, and ESPP Proposal;

•        GCAC having at least $5,000,001 of net tangible assets as of the Effective Time;

•        the expiration or termination of the waiting period under the HSR Act;

•        the listing of the shares of GCAC Class A Common Stock to be issued in connection with the closing of the transactions contemplated by the Business Combination Agreement will be approved for listing on the Nasdaq, subject only to official notice of issuance thereof;

•        the registration statement having been declared effective under the Securities Act;

•        the GCAC Charter having been amended and restated by the Amended and Restated Charter;

•        no governmental authority of competent jurisdiction having entered any law, rule, regulation, judgement, decree, executive order, or award that has the effect of making the transactions contemplated by the Business Combination Agreement, illegal or otherwise prohibiting consummation of the transactions contemplated by the Business Combination Agreement;

•        no GCAC or Cepton Material Adverse Effect shall have occurred between the date the Business Combination Agreement was entered into and the Closing; and

•        the Closing GCAC Cash shall equal or exceed the Minimum Cash Condition.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior the Closing, including among other reasons:

•        by mutual written consent of GCAC and Cepton;

•        by either GCAC or Cepton if the Closing has not occurred by February 4, 2022, other than as a result of a breach by the party seeking termination;

•        by either GCAC or Cepton if a Governmental Authority (as defined in the Business Combination Agreement) shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Business Combination Agreement;

•        by either GCAC or Cepton if GCAC fails to obtain the required stockholder approvals at the Meeting;

•        by GCAC if (i) Cepton fails to obtain stockholder approval or (ii) Cepton fails to deliver to GCAC the Stockholder Support Agreements within twenty-four hours after the execution of the Business Combination Agreement;

•        by GCAC upon a breach of any representation, warranty, covenant or agreement on the part of Cepton set forth in the Business Combination Agreement, or if any representation or warranty of Cepton becomes untrue and is not cured by the earlier of 20 days after notice of such breach and February 4, 2022; and

•        by Cepton upon a breach of any representation, warranty, covenant or agreement on the part of GCAC or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of GCAC or Merger Sub becomes untrue and is not cured by the earlier of 20 days after notice of such breach and February 4, 2022.

Trust Account Waiver

Cepton agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in GCAC’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law and Dispute Resolution

The Business Combination Agreement is governed by New York law and the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof), and each party waived its rights to a jury trial in connection therewith.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to such agreement filed as an exhibit to this proxy statement/consent solicitation statement/prospectus. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Stockholder Support Agreements

The Business Combination Agreement provides that within twenty-four hours after the execution and delivery of the Business Combination Agreement, GCAC and certain Cepton stockholders will enter into Stockholder Support Agreements (the “Stockholder Support Agreements”). Pursuant to the Stockholder Support Agreements, each GCAC stockholder party thereto agreed to, among other things, vote their Company Shares (as defined in the Business Combination Agreement) in favor of the adoption and approval of the Business Combination Agreement and the Transactions.

Amended Registration Rights Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, GCAC, the Sponsor Group and certain other GCAC shareholders parties thereto (collectively, the “Initial Holders”), Cepton, and certain Cepton stockholders will enter an Amended and Restated Registration Rights Agreement (the “Amended Registration Rights Agreement”). Pursuant to the Amended Registration Rights Agreement, the Initial Holders and the undersigned parties listed under “Holder” on the signature page thereto will be provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to Registrable Securities (as defined in the Amended Registration Rights Agreement). The Amended Registration Rights Agreement would supersede the registration rights agreements between GCAC and certain of the Initial Holders.

Confidentiality and Lock-Up Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, certain Cepton stockholders will enter into a Confidentiality and Lock-up Agreement with GCAC (each, a “Confidentiality and Lock-Up Agreement”). Pursuant to the Confidentiality and Lock-Up Agreements, each Cepton stockholder party thereto will agree to a 180-day lock-up of its restricted GCAC securities following Closing, subject to (i) early release upon certain corporate transactions and (ii) certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Confidentiality and Lock-Up Agreement.

Unpaid Expenses and Lock-Up Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, GCAC, Sponsor, Nautilus, HB Strategies, and Cepton entered into an Unpaid Expenses and Lock-Up Agreement (the “Unpaid Expenses and Lock-Up Agreement”), pursuant to which, among other things, Sponsor, Nautilus, and HB Strategies agree that if GCAC’s unpaid or contingent liabilities as of immediately prior to the Closing (excluding deferred underwriting and business combination marketing fees and expenses arising from GCAC’s initial public offering and excluding any fees and expenses arising from the PIPE Investment) exceed $10,000,000, Sponsor, Nautilus, and HB Strategies, each will, at their election, either forfeit immediately prior to the Closing a number of Founder Shares and Founder Warrants having an aggregate value equal to the Excess Expense Amount (as defined in the Unpaid Expenses and Lock-Up Agreement)) or (ii) pay to GCAC an amount in cash equal to the Excess Expense Amount. Pursuant to the Unpaid Expenses and Lock-Up Agreement Sponsor, Nautilus, and HB Strategies are subject to certain lock-up restrictions.

GCAC Stockholder Support Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, Cepton and certain GCAC stockholders entered into Stockholder Support Agreements (the “GCAC Stockholder Support Agreements”). Pursuant the GCAC Stockholder Support Agreements, the GCAC stockholders party thereto agreed, among other things, to vote their shares of GCAC Class B common stock in favor of the adoption an approval of the Business Combination Agreement and the Transactions. HB Strategies entered into a substantially similar Stockholder Support Agreement.

Employment Agreements

Prior to the Closing, in connection with the Business Combination, GCAC, on the one hand, and each of Messrs. Pei, Fu, Hourtienne and McCord, intend to enter into an employment agreement. The new employment arrangements will become effective upon consummation of the Business Combination. Please see the section entitled “Executive and Director Compensation of Cepton — Employment Agreements and Other Arrangements with Executive Officers and Directors — Employment and Consulting Arrangements with Executive Officers and Directors” of this proxy statement/consent solicitation statement/prospectus for additional information regarding the material terms of these new employment arrangements.

Board of Directors and Management Following the Business Combination

The following persons are expected to be elected or appointed by the GCAC board to serve as executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors following the Business Combination, see “Management after the Business Combination — Executive Officers and Directors After the Business Combinations”.

The following table sets forth the name, age and position of each of the expected directors and executive officers of New Cepton upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Jun Pei(1)	53	President, Chief Executive Officer and Chair of New Cepton
Winston Fu(1)	55	Chief Financial Officer and Director
Mark McCord	60	Chief Technology Officer
Liqun Han	52	Senior Vice President of Operations
Dongyi Liao	45	Senior Vice President of Applications
Jinying (Jenny) Chen	48	Corporate Controller

Non-Employee Directors
Jun Ye(1)	54	Director
Xiaogang (Jason) Zhang(1)	55	Director
Takayuki Katsuda(1)	58	Director
George Syllantavos(2)	57	Director
		Director

____________

(1)      Designated by Cepton

(2)      Designated by GCAC

Classified Board of Directors

New Cepton’s board of directors will consist of seven members upon the closing of the Business Combination. In accordance with the Amended and Restated Charter to be filed immediately after the consummation of the Business Combination, the board of directors will be divided into three classes designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at GCAC’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at GCAC’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at GCAC’s third annual meeting of stockholders held after the Effective Time. The directors will be divided among the three classes as follows:

•        Class A, which we anticipate will consist of Jun Ye, Winston Fu and             , whose terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;

•        Class B, which we anticipate will consist of George Syllantavos and Jason Zhang, whose terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and

•        Class C, which we anticipate will consist of Jun Pei and Takayuki Katsuda, whose terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

New Cepton expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control.

Interests of GCAC’s Initial Stockholders, Directors and Officers in the Business Combination

When you consider the recommendation of GCAC’s board of directors in favor of approval of the Proposals, you should keep in mind that GCAC directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination on terms less favorable to shareholders rather than liquidating GCAC. These interests include, among other things:

•        George Syllantavos will be GCAC’s designee to the board of directors of New Cepton upon the effectiveness of the Merger. As a director, in the future Mr. Syllantavos may receive any cash fees, stock options or stock awards that the board of directors of New Cepton determines to pay to its directors;

•        unless GCAC consummates an initial business combination, GCAC’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (as of September 30, 2021, none of GCAC’s officers and directors have incurred any out-of-pocket expenses);

•        as a condition to the GCAC IPO, pursuant to the letter agreements between the initial stockholders and the GCAC, the initial stockholders’ Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable or salable (i) in the case of the founder shares until the earlier of (A) six months after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of the GCAC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 60 days after our initial business combination, or (y) the date on which GCAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of GCAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the private placement warrants and any shares of GCAC Class A common stock issued upon exercise thereof, until 30 days after the completion of GCAC’s initial business combination (while the Founder Shares are not the same as the GCAC Class A common stock, are subject to certain restrictions that are not applicable to the GCAC Class A common stock, and may become worthless if GCAC does not complete a business combination by August 2, 2022, the aggregate value of the 4,312,500 Founder Shares owned by GCAC’s initial stockholders is estimated to be approximately $42.8 million, assuming the per share value of the Founder Shares is the same as the $9.92 closing price of the GCAC Class A common stock on Nasdaq as of October 8, 2021);

•        the initial stockholders purchased an aggregate of 5,175,000 Private Placement Warrants, each exercisable for one share of GCAC Class A common stock at $11.50 per share, for a purchase price of $5,175,000, or $1.00 per warrant, in the Private Placement consummated simultaneously with the GCAC IPO, which warrants will be worthless if a business combination is not consummated (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 5,175,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $5.2 million, assuming the per warrant value of the Private Placement Warrants is the same as the $1.00 closing price of the Public Warrants on Nasdaq as of October 8, 2021);

•        the initial stockholders have agreed that the Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after GCAC has completed a business combination, subject to limited exceptions;

•        pursuant to the Business Combination Marketing Agreement, upon consummation of the Business Combination, the Maxim Transaction will be payable to Maxim and Maxim will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by Maxim. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the Maxim Transaction Fee or have these expenses reimbursed;

•        pursuant to the Placement Agent Engagement Letter, at the Closing, Maxim and J.P. Morgan will be the Placement Agent Fee, together with reasonable out-of-pocket expenses for which Maxim and J.P. Morgan have not previously been reimbursed thereunder. Accordingly, Maxim and J.P. Morgan have an interest in GCAC completing the Business Combination because, if the Business Combination or another business combination is not consummated, Maxim and J.P. Morgan will not receive the Placement Agent Fee and will not be reimbursed for unpaid expenses pursuant to the Placement Agent Engagement Letter;

•        pursuant to the M&A Advisory Engagement Letter, at the Closing, Maxim will be the M&A Advisory Fee together with reasonable out-of-pocket expenses for which Maxim has not previously been reimbursed thereunder. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the M&A Advisory Fee or have these expenses reimbursed;

•        the fact that Sponsor paid an aggregate of $25,000 for its Founder Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that each of Nautilus and HB Strategies, which are members of the Sponsor, purchased from GCAC 1,379,167 shares of GCAC Class B common stock for a purchase price of $2,043 (or an aggregate purchase price of $4,086) and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the initial stockholders have agreed not to redeem any of their Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•        if GCAC does not complete an initial business combination by August 2, 2022, a portion of the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distribution to GCAC’s public stockholders and the Private Placement Warrants will expire worthless; and

•        if the Trust Account is liquidated, including in the event GCAC is unable to complete an initial business combination within the required time period, the Sponsor and Nautilus have agreed that they will be liable to GCAC, on a pro rata basis based on the number of founder shares owned by them, if and to the extent any claims by a third party for services rendered or products sold to GCAC, or a prospective target business with which GCAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under GCAC’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

Interests of Cepton’s Directors and Officers in the Business Combination

When Cepton stockholders and other interested persons consider the recommendation of its board of directors in favor of approval of the Business Combination, such persons should keep in mind that the directors and executive officers of Cepton may have interests in the Business Combination and other proposals that may be different from, or in addition to, those of Cepton stockholders generally. These interests include, among other things:

•        That Cepton’s executive officers are expected to become the executive officers of New Cepton upon consummation of the Business Combination. Specifically, the following individuals who are currently executive officers of Cepton will become officers of New Cepton upon consummation of the Business Combination, serving in the offices set forth opposite their names:

Executive Officer Name	Office
Jun Pei	President and Chief Executive Officer
Winston Fu	Chief Financial Officer
Mark McCord	Chief Technology Officer
Liqun Han	Senior Vice President of Operations
Dongyi Liao	Senior Vice President of Applications
Jinying (Jenny) Chen	Corporate Controller

•        That certain Cepton executive officers may enter into employment arrangements that are expected to become effective in connection with the Business Combination and which may provide for payment of certain “sign-on bonuses”, a portion of which is payable promptly following consummation of the Business Combination. Please see the section entitled “Executive and Director Compensation of Cepton — Employment Agreements and Other Arrangements with Executive Officers and Directors — Employment and Consulting Arrangements with Executive Officers and Directors” of this proxy statement/consent solicitation statement/prospectus for further discussion.

•        That, upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, Cepton’s executive officers are expected to receive grants of stock options and restricted stock units under the 2021 Plan.

•        That certain members of the Cepton Board are expected to continue to serve as members of the New Cepton Board following the Business Combination. Specifically, Jun Pei, Jun Ye, Winston Fu, Xiaogang (Jason) Zhang and Takayuki Katsuda, who are currently members of the Cepton Board, will become members of New Cepton Board upon consummation of the Business Combination.

Cepton’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and the Business Combination Agreement.

Ownership of New Cepton after the Business Combination

It is anticipated that, upon the completion of the Business Combination, GCAC’s public stockholders will retain an aggregate ownership interest of approximately 10.2% of the outstanding capital stock of New Cepton, the Sponsor Group will retain an aggregate ownership interest of approximately 2.5% of the outstanding capital stock of New Cepton, the PIPE Investors will retain an aggregate ownership interest of approximately 3.5% of the outstanding capital stock of New Cepton, and the Cepton stockholders will own approximately 83.8% of the outstanding capital stock of New Cepton or 84.5% of New Cepton common stock on a diluted basis (including vested Cepton options), immediately following the Closing (in each case, excluding unvested Cepton options).The foregoing ownership percentages with respect to New Cepton following the Business Combination exclude any outstanding Warrants and assumes that (i) there are no redemptions of any shares by GCAC’s public stockholders in connection with the Business Combination or an Extension Redemption, (ii) no awards are issued under the 2021 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) GCAC does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the GCAC’s existing stockholders in New Cepton will be different.

Certificate of Incorporation; Bylaws

Pursuant to the Business Combination Agreement, upon the Closing, the GCAC Charter will be amended and restated in accordance with the Amended and Restated Charter. See “The Amended and Restated Charter Proposal (Proposal 2).” We currently also expect that upon the Closing, GCAC’s bylaws will be amended and restated promptly to:

•        reflect necessary changes and to be consistent with the proposed Amended and Restated Charter; and

•        make certain other changes that our board of directors deems appropriate for a public operating company.

Name and Headquarters of the Combined Entity

The name of New Cepton will be Cepton, Inc. and its headquarters will be located at 399 W Trimble Rd, San Jose, CA 95131.

Background of the Business Combination

The following is a discussion of the formation of GCAC, the background of GCAC’s efforts to effect an initial business combination, and its negotiations with and evaluation of Cepton, the Business Combination Agreement and related matters. The terms of the Business Combination are the result of negotiations among the representatives of GCAC and Cepton. The following also sets forth a brief description of the background of these negotiations and the resulting Business Combination.

GCAC is a blank check company incorporated in Delaware on January 4, 2010 under the name PinstripesNYS, Inc. GCAC changed its name to Growth Capital Acquisition Corp. on February 14, 2020. GCAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, without focusing on any particular industry.

On February 2, 2021, GCAC completed the GCAC IPO of 17,250,000 Units at a price of $10.00 per Unit, generating gross proceeds to GCAC of $172,500,000 before underwriting discounts and expenses, which includes the full exercise by the underwriter of its over-allotment option in the amount of 2,250,000 Units. Each Unit consists of one share of GCAC Class A common stock and one-half of one Public Warrant. Each Public Warrant will become exercisable at a price of $11.50 per share on the later of 30 days after the completion of the Business Combination or 12 months from the closing of the GCAC IPO and will expire five years after the completion of GCAC’s initial business combination, or earlier upon redemption or liquidation. On February 2, 2021, simultaneously with the closing of the GCAC IPO, GCAC completed the Private Placement, which involved the private sale of an aggregate of 5,175,000 Placement Warrants at a purchase price of $1.00 per Placement Warrant, generating gross proceeds to GCAC of $5,175,000. The Placement Warrants are identical to the Public Warrants sold as part of the Units in the GCAC IPO, except that the Sponsor, Nautilus and HB have agreed not to transfer, assign or sell any of the Placement Warrants (except to certain permitted transferees) until 30 days after the completion of GCAC’s initial business combination.

Upon the closing of the GCAC IPO (including the over-allotment) and the Private Placement, a total of $172,500,000, comprised of $168,337,625 of the proceeds from the GCAC IPO and $4,162,375 of the proceeds of the sale of the Placement Warrants, was placed in the Trust Account at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to GCAC to pay its taxes (less up to $100,000 of interest to pay any dissolution expenses), the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of GCAC’s initial business combination, (ii) the redemption of any of GCAC’s public shares properly submitted in connection with a stockholder vote to amend the GCAC Charter (a) to allow redemption in connection with GCAC’s initial business combination or modify the substance or timing of its obligation to redeem 100% of GCAC’s public shares if it does not complete its initial business combination within 18 months from the closing of the GCAC IPO or such later date as extended pursuant to the GCAC Charter (the “Deadline”) or (b) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, and (iii) the redemption of GCAC’s public shares if it is unable to complete its initial business combination by the Deadline, subject to applicable law.

Prior to the consummation of the GCAC IPO, the Sponsor, Nautilus and HB Strategies purchased an aggregate of 4,312,500 shares of GCAC Class B common stock for an aggregate purchase price of $25,000, or approximately $0.006 per share.

Prior to the completion of the GCAC IPO, neither GCAC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with GCAC.

After completion of the GCAC IPO on February 2, 2021, GCAC’s officers and directors commenced an active, thorough, search for prospective businesses or assets to acquire in GCAC’s initial business combination, drawing upon, among other things, the extensive network and investing and operating experience of GCAC’s management team, the members of the GCAC Board and input from Maxim, GCAC’s sponsor, underwriter of the GCAC IPO and marketing advisor. Representatives of GCAC were contacted by, and representatives of GCAC contacted, numerous individuals, financial advisors, business owners and other entities who offered to present ideas for business combination opportunities. GCAC’s officers and directors and their affiliates actively searched for and brought business combination targets to GCAC’s attention across several business sectors, including, without limitation, automotive technologies, renewable energy, clean tech, e-commerce, e-mobility, satellite networks, biotechnology, healthcare, fintech and industrials. These entities were primarily based in the United States, although certain potential targets were based in Asia. As part of its process, GCAC compiled and maintained a list of potential targets, prioritized, updated and supplemented such list from time to time as it was introduced to additional targets and as it acquired additional data through discussions with representatives and/or management of such targets or through its preliminary due diligence reviews of such targets.

GCAC’s management and the GCAC Board evaluated and considered a number of potential target companies as candidates for a possible business combination transaction with GCAC.

GCAC reviewed the potential acquisition opportunities based on criteria that were the same or similar to the criteria that the GCAC Board used in evaluating the potential Business Combination with Cepton (as discussed in greater detail below), which included, among other things, quantitative criteria, such as evaluation metrics customarily used by industry analysts in comparison to their publicly listed peers, as well as qualitative criteria, such as the markets in which potential target companies operate and their competitive positions and “track records” within such markets, the experience of the potential target companies’ management teams and the potential for revenue and earnings growth. GCAC focused on sectors and companies that its management believed would benefit from being a publicly traded company on a stock exchange in the United States.

Representatives of GCAC also engaged in significant due diligence and detailed discussions directly with the founder and senior executives of Cepton prior to executing the non-binding letter of intent with Cepton.

GCAC’s management team reviewed and evaluated potential acquisitions based on the factors discussed under “Recommendation of the GCAC Board and Reasons for the Business Combination”, below, as well as the following criteria:

•        Large and compelling growth market.    GCAC focused on investments in industry segments that it believed demonstrated attractive, long-term growth prospects and reasonable overall size or potential. GCAC viewed growth as an important driver of value and sought companies whose growth potential was substantial and a meaningful portion of which could be based on customer awards or customer contract relationships that could eventually generate meaningful upside for investors.

•        Appropriate valuations.    GCAC sought target companies for its initial business combination based on disciplined valuation-centric metrics. GCAC’s management has significant negotiating and operating experience and recognized that the initial valuation is an important component of the ultimate rate of return for investors.

•        Potential of significant private-to-public arbitrage for public stockholders.    Namely, the potential for value enhancement for GCAC’s stockholders, based on the consideration to be paid as the pre-money (private) valuation of the target company versus the potential firm value based on the average of valuations of comparable public companies.

•        Benefit from being a public company.    GCAC pursued a business combination with a target that it believed would benefit from being publicly traded and that could effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

•        Preparedness for the public markets.    GCAC sought to acquire a target business that has, or that can put in place prior to the closing of a business combination, the governance, financial systems and controls required in the U.S. public markets, while also taking into account that any transaction must be completely on a timely basis so as not to put GCAC in potential jeopardy with respect to its 18-month liquidation deadline.

•        Potential to grow, including through acquisition opportunities.    GCAC sought to acquire a target business that has the potential to supplement its organic growth with acquisitions related to its core business. GCAC expected to work with the ongoing management team of the target company to develop the business strategy around geographic expansion, new products, high-return capital expenditure projects and acquisitions, as well as creating and maintaining the optimal capital structure for growth.

GCAC’s management and the GCAC Board, in consultation with GCAC’s advisors, determined that the other alternative business combination targets with which discussions with GCAC’s management progressed to the level of negotiating a letter of intent, were less attractive than Cepton when taking into account the factors described above and the various targets’ respective management teams, strategies, business prospects, valuations and likelihood of execution. Ultimately, GCAC determined to abandon each of its other potential acquisition opportunities, as further described in more detail below, either because (i) the alternative target company did not have, or could not quickly and easily prepare, SEC-compliant financial statements on a schedule consistent with GCAC’s timing limitations, or posed extensive structuring, regulatory or other considerations that likely would delay a transaction or create uncertainty that was not acceptable to the GCAC Board; or (ii) GCAC concluded that the alternative target company or the terms of a potential business combination with such alternative target company would not be suitable for GCAC, particularly in comparison to the opportunity for a business combination with Cepton.

For additional details regarding the reasons of the GCAC Board for approving the Business Combination, see the section of this proxy statement/consent solicitation statement/prospectus entitled “Recommendation of the GCAC Board and Reasons for the Business Combination”.

Timeline of the Business Combination

As discussed herein, immediately after the completion of the GCAC IPO on February 2, 2021, GCAC’s management began to seek potential candidates for a business combination. In addition, GCAC was contacted by a number of individuals and entities with respect to potential business combination opportunities.

Between February 2, 2021 and June 10, 2021, the date on which GCAC entered into a non-binding letter of intent with Cepton, GCAC’s management team and representatives of GCAC:

•        identified and evaluated over 100 potential acquisition target companies;

•        completed reviews, and had discussions with management, of over 80 companies that were considered by GCAC’s management team to be appropriate targets (including Cepton);

•        entered into non-disclosure agreements (“NDAs”), containing customary terms regarding confidentiality, without imposing exclusivity or other similar restrictions, with more than 35 companies that GCAC’s management team considered to be potential appropriate acquisition targets (including Cepton), to facilitate due diligence review of confidential materials from these companies; and

•        negotiated non-binding letters of intent with five potential target companies, including Cepton, three of which were executed (including the non-binding letter of intent with Cepton executed by the parties on June 10, 2021, as more particularly described below).

Of the large number of potential acquisition targets with which GCAC entered into preliminary discussions, GCAC proceeded to enter into more substantive negotiations with the following targets:

•        Candidate A:    On February 12, 2021, Prokopios “Akis” Tsirigakis and George Syllantavos, GCAC’s Co-Chief Executive Officers, held a conference call with representatives of a mid-market, U.S.-based investment bank (which we refer to as “Intermediary A”) to discuss one of Intermediary A’s clients (which we refer to as “Candidate A”). Candidate A is a U.S.-based biotech/healthcare company. GCAC explored the possibility of engaging in a possible business combination transaction with Candidate A, which would result in the combined company being listed on Nasdaq. On February 16, 2021, Messrs. Tsirigakis and

Syllantavos held a conference call with Candidate A’s officers and certain members of Intermediary A to discuss the industry in which Candidate A operates and Candidate A’s prospects, as well as the mechanics of engaging in a business combination transaction with a special purpose acquisition company (“SPAC”). On February 28, 2021, representatives of Intermediary A and GCAC’s management team held another conference call to discuss the valuation of Candidate A and a potential deal structure for a business combination. On February 28, 2021, GCAC’s management team forwarded a draft non-binding letter of intent to representatives of Intermediary A and officers of Candidate A, outlining, among other things, the terms and conditions of a potential business combination transaction with GCAC. After a few weeks of negotiation, on March 12, 2021, GCAC’s and Company A’s management teams ultimately mutually decided not to pursue a business combination transaction with Candidate A, as Candidate A was already in the process of a merger transaction with a private company which was to be completed prior to the transaction with GCAC, which would delay the transaction between Candidate A and GCAC.

•        Candidate B.    On February 25, 2021, Messrs. Tsirigakis and Syllantavos held a conference call with representatives of a U.S.-based financial advisory company (which we refer to as “Intermediary B”) to discuss one of its clients, a U.S.-based renewable fuels company (which we refer to as “Candidate B”), and explore the possibility of engaging in a business combination transaction which would result in the combined company being listed on Nasdaq. On February 26, 2021, Messrs. Tsirigakis and Syllantavos held a conference call with Candidate B’s officers and certain representatives of Intermediary B to discuss the industry and Candidate B’s prospects as well as the mechanics of engaging in a business combination transaction with a SPAC. On March 10, 2021, representatives of Intermediary B, Maxim and GCAC’s management team held a conference call to discuss the valuation of Candidate B and a potential deal structure. On March 29, 2021, GCAC’s management team forwarded to representatives of Intermediary B and officers of Candidate B a draft non-binding letter of intent, outlining, among other things, the terms and conditions of a potential business combination transaction with GCAC. After a few weeks of negotiations among the parties and their representatives, on April 8, 2021, GCAC’s and Candidate B’s management teams proceeded to sign the non-binding letter of intent, which did not provide for exclusivity of GCAC. On or about July 6, 2021, GCAC’s and Candidate B’s management teams ultimately mutually decided not to further pursue a business combination transaction, as it was determined that it would take Candidate B a long time to procure PCAOB-standard audits for its operations with related delays and uncertainties likely hindering the eventual completion of a business combination.

•        Candidate C.    On March 9, 2021, Messrs. Tsirigakis and Syllantavos were contacted by, and subsequently held a conference call with, representatives of a major U.S. bank (which we refer to as “Intermediary C”) to discuss one of Intermediary C’s clients, a Canada-based renewable fuels company (which we refer to as “Candidate C”), and explore the possibility of engaging in a possible business combination transaction which would result in the combined company being listed on Nasdaq. On March 11, 2021, Messrs. Tsirigakis and Syllantavos held a conference call with Candidate C’s officers and certain representatives of Intermediary C to discuss the industry in which Candidate C operates and Candidate C’s prospects, as well as the mechanics of engaging in a business combination transaction with a SPAC. On March 17, 2021, representatives of the Intermediary C, Maxim and GCAC’s management team held a conference call to discuss the valuation of Candidate C and a potential deal structure. On April 15, 2021, GCAC’s management team forwarded to representatives of Intermediary C and officers of Candidate C a draft non-binding letter of intent, outlining, among other things, the terms and conditions of a potential business combination transaction with GCAC. After a few days of negotiations, on April 20, 2021, GCAC’s and Candidate C’s management teams ultimately decided not to pursue a business combination transaction, as they determined that they could not agree on the terms of the letter of intent.

•        Candidate D.    On March 23, 2021, Messrs. Tsirigakis and Syllantavos were contacted by, and subsequently held a conference call with, representatives of a U.S.-based financial advisor (which we refer to as “Intermediary D”) to discuss one of Intermediary D’s clients, an Asia-based e-commerce platform company (which we refer to as “Candidate D”), and explore the possibility of engaging in a possible business combination transaction, which would result in the combined company being listed on Nasdaq. On March 26, 2021, Messrs. Tsirigakis and Syllantavos held a conference call with Candidate D’s officers and certain representatives of Intermediary D to discuss the industry in which Candidate D operates and Candidate D’s prospects, as well as the mechanics of engaging in a business combination transaction with a SPAC. On March 31, 2021, representatives of Intermediary D, Maxim and GCAC’s management team held a conference call to discuss the valuation of Candidate D and a potential deal structure. On April 8, 2021, GCAC’s management team forwarded to representatives of Intermediary D and officers of Candidate D a draft non-binding letter of intent, outlining, among other things, the terms and conditions of a potential business combination transaction with GCAC. After a few weeks of negotiations, on May 5, 2021, GCAC’s and Candidate D’s management teams signed a letter of intent. Ultimately, the letter of intent was formally terminated by GCAC on May 31, 2021, due to significant accounting treatment differences between U.S. GAAP and IFRS that were discovered in the due diligence process and affected the agreed valuation methodology in connection with the proposed transaction. Between May 5, 2021 and May 31, 2021, GCAC was not bound by exclusivity restrictions pursuant to the letter of intent with Candidate D.

On April 19, 2021, representatives from the M&A Advisory Group of J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to Cepton, on behalf of Cepton, contacted GCAC about a potential target operating in the lidar industry (Cepton), which was interested in potentially engaging in a business combination transaction with a SPAC.

GCAC indicated its interest in pursuing a possible transaction with Cepton and on April 22, 2021, GCAC received an executive summary regarding Cepton from J.P. Morgan’s M&A Advisory Group.

On May 4, 2021, GCAC and Cepton entered into a mutual nondisclosure agreement, which did not include any standstill provision or “don’t ask don’t waive” provision in favor of GCAC.

On May 13, 2021, representatives from GCAC attended a Cepton management presentation, which also was attended by representatives from J.P. Morgan’s M&A Advisory Group and Maxim, financial advisor to GCAC. During the presentation, Dr. Jun Pei, Chief Executive Officer of Cepton, Dr. Winston Fu, Chief Financial Officer of Cepton, Hull Xu, Vice President of Finance and Strategy of Cepton, Mitchell Hourtienne, Vice President of Business Development of Cepton, and Dr. T.R. Ramachandran, Chief Marketing Officer of Cepton, described Cepton’s lidar products, operations, the lidar industry and competition, and Cepton’s addressable market and milestones, in addition to providing an overview of Cepton’s business plan. The presentation was followed by a question-and-answer session.

On May 14, 2021, J.P. Morgan’s M&A Advisory Group, on behalf of Cepton, provided representatives of GCAC with access to a virtual data room containing certain detailed financial and legal materials of Cepton and, on the same date, a bid process letter and draft letter of intent was presented to GCAC by J.P. Morgan’s M&A Advisory Group, on behalf of Cepton, and GCAC’s management had a call with J.P. Morgan’s M&A Advisory Group to discuss the draft letter of intent. As further described below, from May 14, 2021 until August 4, 2021 (the date on which the Business Combination Agreement was executed), various representatives of each of GCAC management and GCAC’s legal counsel, Ellenoff Grossman & Schole LLP (“EGS”), conducted due diligence on Cepton through document review. During this time, GCAC conducted telephonic conferences with representatives of Cepton. EGS also held discussions with Cepton’s legal counsel, O’Melveny & Myers LLP (“OMM”), and the parties also had certain discussions with Cepton’s financial advisor, J.P. Morgan’s M&A Advisory Group. During this period, the virtual data room also was periodically updated with additional due diligence documentation.

Between May 14, 2021 and May 19, 2021, GCAC engaged in several calls with J.P. Morgan’s M&A Advisory Group to discuss the potential business combination with Cepton and answered initial due diligence questions posed by representatives of GCAC, including timing for Cepton to obtain PCAOB-audited financial statements for fiscal years 2019 and 2020 and publicly available research reports and research analysts’ views on Cepton’s public comparable companies in the lidar sector.

On May 14, 2021, GCAC had a call with J.P. Morgan’s M&A Advisory Group to discuss a potential draft non-binding letter of intent (the “LOI”) between GCAC and Cepton.

On May 19, 2021, GCAC sent to J.P. Morgan’s M&A Advisory Group, on behalf of Cepton, a draft LOI, which LOI included an attached initial draft of a non-binding term sheet. The draft LOI included, among other things (i) an enterprise value range for Cepton of $1.6 billion to $1.8 billion (with the consideration to be paid to the Cepton stockholders in shares of New Cepton common stock), (ii) up to $250 million in a private investment in public equity (or a “PIPE”) transaction), (iii) a Minimum Cash Condition of $200 million (inclusive of funds in the trust account, from the PIPE private placement and from any forward purchase commitments and after giving effect to any redemptions) and (iv) 60 days of exclusivity applicable to both Cepton and GCAC, except that GCAC was only prohibited from entering into any letter of intent or definitive agreement with another potential target company concerning a potential business combination or making any filing with the SEC or other governmental authority with respect to another business combination.

Later on May 19, 2021, representatives of Maxim, on behalf of GCAC, had a telephone call with representatives from J.P. Morgan’s M&A Advisory Group to discuss the initial feedback from Cepton regarding the draft LOI, in addition to general commercial terms of the potential business combination transaction, including the expectation of raising a PIPE financing in connection with the business combination.

On May 20, 2021, representatives of GCAC and Cepton and their respective financial advisors, Maxim and J.P. Morgan’s M&A Advisory Group, held a videoconference to discuss the financial model, forecasting methodology and monetization strategy used to build Cepton’s financial model, Cepton’s valuation versus that of Cepton’s publicly listed peer group and capital requirements needed to support the combined company’s projected growth. The discussion focused around Cepton’s five-year financial plan, debt, cash position, funding requirements, timing to become cash flow positive, timing for Cepton to obtain the required PCAOB audits, and general due diligence questions stemming from a review of the virtual data room by GCAC and its representatives. Cepton indicated its efficient use of capital, having raised approximately $100 million from inception during its private financing rounds, whereby it funded its trajectory from the development of its technology to being awarded a major series production award and further to the implementation stage while, at the time, having almost $25 million of such funds still available. Discussions took place regarding the level of enterprise value and how such value should be at a discount to the publicly-traded peers and that a portion of the consideration should be in the form of an earn-out based on the stock price of New Cepton post business combination achieving certain levels, well above the $10.00 per share threshold.

Also on May 20, 2021, J.P. Morgan’s M&A Advisory Group, on behalf of Cepton, sent GCAC a revised draft of the LOI, which included (i) an enterprise value for Cepton of $1.5 billion (with the consideration to be paid to the Cepton stockholders in shares of GCAC common stock), (ii) a performance-based share earnout in favor of the Cepton stockholders for up to 13 million shares of New Cepton common stock based upon the achievement of certain trading prices (namely, price targets of $15.00 and $17.50 per share) of the New Cepton common stock within five years following the Closing, (iii) a Minimum Cash Condition of $130 million consisting of funds from the Trust account, and/or a PIPE and/or a Forward Purchase Agreement (FPA) (iv) up to $100 million in the PIPE Investment, (iv) and (v) 30 days of exclusivity applicable to each of Cepton and GCAC in the same manner.

On May 22, 2021, GCAC sent to J.P. Morgan’s M&A Advisory Group, on behalf of Cepton, a further revised draft of the LOI, which provided (i) that GCAC agreed to the enterprise value of Cepton previously proposed by Cepton in the May 20 draft LOI, (ii) noted that GCAC needed to further consider the performance-based share earnout in favor of the Cepton stockholders, including the impact of such an earnout and the treasury value of unvested options being assumed, (iii) that GCAC agreed to the size of the PIPE Investment and (iv) that GCAC sought 45 days of exclusivity applicable to each of Cepton and GCAC in the same manner, except that GCAC would not be prohibited from continuing discussions and negotiations with other potential target companies regarding a potential business combination.

On May 24, 2021, representatives of J.P. Morgan’s M&A Advisory Group and Maxim held a conference call to further discuss the LOI.

On May 28, 2021, another conference call took place between representatives of GCAC and representatives of J.P. Morgan’s M&A Advisory Group to further discuss the terms of the LOI. On the same date, Cepton advised that it was populating the data room with the additional due diligence items requested by GCAC.

On June 1, 2021, Messrs. Tsirigakis and Syllantavos requested that Dr. Pei provide additional material on the lidar sector to support GCAC’s presentation to the GCAC Board at its upcoming meeting (which eventually was held on June 10, 2021, as discussed below), pursuant to which research analysis on the lidar sector was provided by J.P. Morgan’s M&A Advisory Group.

On June 5, 2021, a conference call was held between representatives of J.P. Morgan’s M&A Advisory Group and GCAC to discuss certain outstanding commercial terms in the LOI. The parties also discussed the contemplated PIPE investment in connection with the proposed business combination, which would be arranged, negotiated and documented alongside the negotiation and documentation of the potential business combination transaction between GCAC and Cepton. The conference call included a discussion of strategic approaches to the PIPE investment, process and the possible base of investors that may have an interest in participating in the PIPE investment. On the same day, GCAC submitted a revised LOI to Cepton for its review.

Also on June 5, 2021, GCAC sent to J.P. Morgan’s M&A Advisory Group, on behalf of Cepton, a further revised draft of the LOI, which provided that for a period of 20 days after the execution of the LOI, neither GCAC nor Cepton would be required to terminate ongoing discussions with respect to an alternative transaction (the “Continued Discussion Right”) and revised the earnout to have a term of three years following the closing. GCAC also noted in the revised draft LOI that it would accept the earnout, subject to Cepton agreeing to a $100 million minimum cash condition.

On June 6, 2021, J.P. Morgan’s M&A Advisory Group, on behalf of Cepton, sent to GCAC a further revised draft of the LOI, in which Cepton agreed to the Continued Discussion Right and changed the minimum cash condition to be $100 million.

On June 8, 2021, GCAC sent to J.P. Morgan’s M&A Advisory Group, on behalf of Cepton, a further revised draft of the LOI, which accepted the exclusivity provision, the earnout provision and the minimum cash condition.

On June 9, 2021, representatives of GCAC had a conference call with the Maxim team, who provided a comparative overview and an outlook of the lidar sector.

On June 10, 2021, GCAC convened a meeting of the GCAC Board, at which representatives of Maxim also were present. Mr. Tsirigakis, as chairman of the meeting, provided a brief update on certain of the targets reviewed by GCAC to date, as well as on the lack of meaningful progress regarding the previous letters of intent executed by GCAC. GCAC management and Maxim representatives also updated the GCAC Board regarding Cepton and the proposed transaction. A discussion then took place regarding Cepton and the terms of the proposed LOI. Following that discussion, the GCAC Board approved GCAC’s execution of the LOI and, on June 10, 2021, both Cepton and GCAC executed the LOI.

The final LOI provided, among other things, that GCAC would pay transaction consideration consisting of approximately $1.5 billion, payable in GCAC common stock at a price of $10.00 per share. The LOI also provided that all Cepton options would be assumed by GCAC, but only vested Cepton options would be included as part of the $1.5 billion in consideration. Additionally, Cepton stockholders would be eligible to receive additional consideration consisting of up to 13 million shares of New Cepton common stock through an earnout provision based upon the achievement of certain trading prices (namely, price targets of $15.00 and $17.50 per share) of the New Cepton common stock following the Closing. The LOI further provided that GCAC would be entitled to designate one member of the board of directors of the combined company following the business combination. In addition, the LOI provided for a mutual exclusivity period of 45 days (the “Exclusivity Period”) with the Continued Discussion Right.

On June 11, 2021, a representative of Maxim, on behalf of GCAC, had a call with Cepton representatives to plan next steps and the editing of the presentation for potential PIPE investors. On June 14, 2021, an introductory videoconference took place among representatives of GCAC, Cepton, J.P. Morgan’s M&A Advisory Group, J.P. Morgan’s Equity Capital Markets Group, Maxim, OMM and EGS to discuss due diligence, the presentation, the PIPE process and the proposed Business Combination Agreement timeline.

On June 11, 2021, EGS was granted access to an electronic data room populated by and on behalf of Cepton.

Between June 14, 2021 and August 5, 2021, GCAC and Cepton set up two videoconferences per week to discuss all pertinent matters in connection with a proposed transaction. In addition to these twice-weekly videoconferences, additional communications regarding the potential transaction also took place during this period.

On June 16, 2021, OMM sent EGS an initial draft of the proposed Business Combination Agreement and on June 22, 2021, OMM began sending EGS initial drafts of the ancillary agreements, including the form of Cepton Stockholder Support Agreement, the Amended Registration Rights Agreement, the form of Confidentiality and Lock-Up Agreement, the Unpaid Expenses and Lock-Up Agreement, and the form of GCAC Stockholder Support Agreement (collectively, the “Ancillary Agreements”). EGS reviewed the draft Business Combination Agreement with GCAC and responded with a proposed revised draft of the Business Combination Agreement that was sent to OMM on July 1, 2021. Between July 1, 2021 and August 4, 2021, EGS and OMM exchanged revised drafts of the proposed Business Combination Agreement and the Ancillary Agreements. EGS and OMM held several telephonic meetings during this time and exchanged checklists tracking open items related to the Business Combination Agreement and Ancillary Agreements.

In connection with the proposed PIPE investment, on June 24, 2021, representatives of GCAC, EGS, OMM and J.P. Morgan’s M&A Advisory Group held a videoconference to discuss the PIPE presentation deck and held a telephonic meeting to discuss the potential business combination, including timeline and structure.

On June 30, 2021, GCAC and Cepton amended the LOI to extend the Exclusivity Period until August 9, 2021 and to extend the Continued Discussion Right until July 15, 2021.

On July 4, 2021, Dr. Pei and Messrs. Tsirigakis and Syllantavos met in person and discussed the next steps forward in connection with the transaction, including the upcoming PIPE, the transaction’s definitive documents and overall implementation timeline.

On July 8, 2021, GCAC signed an engagement letter to formally engage J.P. Morgan’s Equity Capital Markets Group and Maxim to act as joint placement agents with certain exclusivity rights for a defined time period with respect to the PIPE Investment. The engagement letter was effective as of June 14, 2021.

On July 12, 2021, J.P. Morgan’s Equity Capital Markets Group, on behalf of GCAC, and in coordination with Maxim, formally launched the marketing process related to the PIPE Investment. Both joint placement agents arranged meetings with prospective PIPE Investors, which began on July 13, 2021. Over the course of the following four weeks, a total of 14 meetings were held with potential investors in the PIPE.

Between July 12, 2021 and August 3, 2021, representatives of J.P. Morgan’s Equity Capital Markets Group and Maxim engaged in discussions with prospective PIPE Investors about the terms of, and possible commitments to, the PIPE Investment. Among the terms discussed with prospective PIPE Investors were the valuation of Cepton and the structure and certain terms of the proposed business combination. Following discussions with, and the receipt of input from, PIPE Investors expressing interest in the PIPE Investment, an initial form of subscription agreement for the PIPE Investment was presented to all prospective PIPE Investors on July 22, 2021, with the request to receive executed subscription agreements (collectively, the “Subscription Agreements”) by the noon Eastern Time on August 4, 2021. Between July 22, 2021 and August 4, 2021, OMM, EGS and Skadden, Arps, Slate, Meagher & Flom LLP, as legal counsel to the placement agents, continued to negotiate the terms of the Subscription Agreements with the prospective investors in the PIPE Investment and their respective counsel. J.P. Morgan’s Equity Capital Markets Group, at the direction of GCAC, finalized proposed allocations for the $58.5 million committed by that time with the prospective PIPE investors on August 4, 2021. Representatives of Cepton and GCAC discussed that Cepton’s cash needs for delivering on the production award were modest as there was no additional cost required for building a manufacturing facility while the majority of funds released to it from the Business Combination would be primarily directed to marketing efforts and obtaining awards from other OEMs. Therefore, Cepton and GCAC accepted a smaller PIPE Investment being less dilutive than a $100 million PIPE Investment while ensuring that transaction expenses would be covered under all redemption scenarios. Cepton and GCAC also discussed that the parties would continue to seek additional investments in the PIPE Investment after the announcement of the execution of the Business Combination Agreement. In addition, to help ensure New Cepton will have sufficient liquidity to execute its plan and pursue further award wins under all redemption scenarios, it was discussed GCAC would seek to source a Forward Purchase Agreement (“FPA”) that would provide New Cepton with the option but not the obligation, to raise additional capital by issuing new shares.

On July 15, 2021, GCAC and Cepton entered into the second amendment to the LOI, which extended the Exclusivity Period until August 12, 2021 and extended the Continued Discussion Right until July 26, 2021. On July 22, 2021, GCAC and Cepton entered into the third amendment to the LOI, which further extended the Continued Discussion Right until August 6, 2021.

On August 4, 2021, the GCAC Board held a meeting, at which all directors were present, to review and discuss the terms of the Business Combination Agreement and the Ancillary Agreements. The meeting was attended by representatives of Maxim and EGS. At this meeting, representatives from EGS provided the GCAC Board with an overview of the Business Combination Agreement and the resolutions to be approved in connection with entering into the Business Combination. Representatives from Maxim also provided the GCAC Board with an overview of the current PIPE market and an overview of the PIPE marketing process in connection with the Business Combination. The GCAC Board asked questions and unanimously approved the Business Combination Agreement and the Ancillary Agreements, as well as other related matters, including the formal engagement of Maxim and Craig-Hallum Capital Group LLC (“Craig-Hallum”).

On August 4, 2021, GCAC formally engaged advisors Maxim and Craig-Hallum to render capital markets advisory services to GCAC in relation to the proposed Business Combination. The services that Maxim and Craig-Hallum will provide between signing of the Business Combination Agreement through the Closing will include, but are not limited to, identifying, evaluating and contacting prospective qualified investors regarding an investment in Cepton, assisting in the preparation of marketing materials to be used in an investor roadshow concerning Cepton, and performing certain other appropriate and customary financial advisory services and investment banking services in connection with the transaction.

On August 4, 2021, GCAC, Merger Sub and Cepton executed the Business Combination Agreement and the applicable Ancillary Agreements. GCAC and Cepton issued a joint press release announcing the transaction prior to the commencement of trading on Nasdaq on August 5, 2021.

Concurrent with the execution of the Business Combination Agreement, on August 4, 2021, the PIPE Investors entered into the Subscription Agreements committing to participate in the PIPE Investment (subject to the terms and conditions contained therein) in an aggregate amount of $58.5 million. Cepton’s automotive Tier 1 partner and current shareholder, Koito, committed to invest $50 million in Cepton’s business through Koito’s participation in the PIPE Investment. Such PIPE Investments were also disclosed in the joint press release issued on August 5, 2021. The terms of the Business Combination Agreement also contemplate that, with the prior consent of Cepton (which may not be unreasonably withheld, conditioned or delayed), during the period between the signing of the Business Combination and the Closing, GCAC will be permitted to enter into Subscription Agreements prior to the time GCAC’s registration statement on Form S-4 is declared effective by the SEC, with one or more additional PIPE Investors for the purchase of up to an aggregate of $41.5 million of shares of GCAC Class A common stock. GCAC and Cepton also agreed to keep considering the various structural financing alternatives that would be available to them and that would enable them to improve New Cepton’s liquidity resources following the closing of the Business Combination, including an FPA.

On August 5, 2021, GCAC filed a Current Report on Form 8-K with the SEC, which described the material provisions of the Business Combination Agreement, the PIPE Subscription Agreements and the Ancillary Agreements, copies of which were filed as exhibits to the Form 8-K.

On October 19, 2021, GCAC entered into an additional PIPE subscription agreement with an additional PIPE investor, pursuant to which the additional PIPE investor agreed to purchase, and GCAC agreed to sell to the additional PIPE investor, an aggregate of 100,000 shares of GCAC Class A common stock immediately prior to closing of the Merger for a purchase price of $10.00 per share and an aggregate purchase price of $1 million. GCAC and Cepton agreed that any additional PIPE subscription agreements, other than the agreement entered into on October 19, 2021, would not be entered into in the future.

Recommendation of the GCAC Board and Reasons for the Business Combination

GCAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. GCAC sought to do this by utilizing the networks and industry experience of both its management team and the GCAC Board, as well as that of Maxim, its sponsor, underwriter of the GCAC IPO and marketing advisor, to acquire and operate one or more businesses within or outside advisor, to acquire and operate one or more businesses within or outside of the United States.

GCAC sought to target an initial business combination that would provide its investors with an attractive return profile. Its efforts were not limited to a specific industry or geographic region, but, as described in the prospectus in connection with the GCAC IPO, GCAC focused on entities having the following characteristics:

•        Global emerging growth and lower-to-middle market companies.    GCAC sought an initial business combination with an aggregate enterprise value of approximately $300 million to $1.5 billion. GCAC believed that this segment of the market enabled it to leverage Maxim’s vast global network to identify opportunities.

•        Attractive initial valuation arbitrage.    GCAC believed there are substantial private-to-public arbitrage opportunities that exist in the global emerging growth and lower-to-middle market sectors. GCAC sought to target an initial business combination that may provide a compelling private-to-public valuation arbitrage to initially capitalize on.

•        Solid Free Cash Flow Generation Potential.    GCAC sought to acquire via an initial business combination a target with strong free cash flow generation potential, attractive operating margins, strong free cash flow generation and solid recurring revenue streams based on commitments with the target’s customers.

•        Strong platforms within niche market segments that would benefit from access to the public markets.    GCAC intended to target an initial business combination with a platform company that can thrive within the public market. GCAC believed there are many reasons to establish a public market platform, including, but not limited to, efficiencies of raising capital, a public market currency and valuation differentials that would support growth.

•        Platform opportunities that can benefit from “bolt-on” acquisitions.    GCAC believed that finding a core platform to transact with will potentially benefit from acquisitions or consolidation within their respective industries. GCAC sought to target fragmented industries, but also believed that future “bolt-on” acquisitions may provide additional enhanced margins, further operational scale and capture further valuation arbitrage opportunities.

•        Investment opportunities that can thrive from deploying growth capital.    GCAC believed that in addition to capturing the private-to-public valuation arbitrage opportunity with its initial business combination, it also recognized that it is critical to find a target entity that would benefit from having access to growth capital. GCAC believed that if this growth capital is deployed efficiently, the initial business combination may potentially provide additional attractive risk-adjusted returns.

•        Management teams that have showcased industry leading operational expertise and a track record of providing returns to investors.    GCAC sought opportunities that had strong management teams that have been able to historically provide returns to their investors or would have the ability to do so in the future. GCAC believed that the expertise of a management team is one of the critical components for driving growth, operational efficiencies and unlocking value from an investment opportunity.

•        Investment opportunities that can benefit from Maxim’s and GCAC’s management team’s expertise.    Maxim’s (and its affiliates’) and GCAC’s management team’s expertise and prior track record of acting as operators, investors and investment bankers uniquely position GCAC to provide significant incremental value-added support to any potential target with which it transacts. GCAC believed that it would be able to enhance returns for any future potential target in concert with a target’s management team.

•        Off market and complex proprietary transactions.    As a result of its robust deal sourcing network, Maxim often comes across unique and complex transactions that may require a significant amount of financial engineering and creative capital structure enhancement to unlock cash flow generation and value. GCAC determined not to shy away from such potential opportunities, as it believed that these potential transactions may unlock significant risk-adjusted returns.

The above criteria were not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that GCAC’s management and the GCAC Board deemed relevant.

The GCAC Board determined that Cepton satisfied the criteria described above, to the extent applicable. In addition, the GCAC Board considered the following positive factors, among others, although not weighted or presented in any order of significance:

•        Proprietary technology.    Cepton has valuable and patented proprietary MMT® technology. This technology is validated by the fact that it enabled Cepton to prevail over other lidar companies in competition for OEM-B’s award.

•        First mover in its niche market.    When pursuing its business combination, GCAC looked for a target that was an early leader in its market and was setting trends in their products and/or services. Cepton had such early lead by being able to receive a major ADAS lidar series production award by OEM-B at the end of 2019 and has been successfully implementing through product integration since such time.

•        Public company-readiness.    GCAC believed that Cepton was well-prepared for an initial public offering of its equity or acquisition by a special purpose acquisition company, with well-developed corporate governance, financial controls and reporting policies already in place in view of its existing investor base.

•        Experienced management team.    The members of Cepton’s top management are highly educated and accomplished in each member’s respective field, instilling confidence in Cepton’s technology and business.

•        Product plans and expectations.    Cepton has been implementing the OEM-B ADAS lidar series production award since the end of 2019 and the award calls for Cepton’s lidar products to be in the various models of OEM-B’s automobiles produced during the 2023-2027 production years.

•        Industry position.    The likelihood that Cepton’s MMT® technology will prevail as the one adopted by other automotive OEMs, which, if it were to occur, would substantially increase Cepton’s financial projections as well as place it in a position to be a consolidator in the lidar industry.

•        Financial Condition.    The GCAC Board also considered factors such as Cepton’s historical financing rounds, use of funds from such rounds, financial results, outlook, financial plan and lack of indebtedness. In considering these factors, the GCAC Board reviewed Cepton’s prospects for growth if it achieves its business plan. In reviewing these factors, the GCAC Board concluded that Cepton should be well positioned to gain global market share.

•        Widely-applicable technology and scalable model offering growth potential.    GCAC’s management believes that Cepton’s technology-driven solutions are widely applicable and scalable and have a unique window of opportunity to create advantages that will grow with the lidar industry. This conclusion is significantly supported by Cepton’s close relationship with auto industry Tier 1 supplier, Koito, which has been an approved supplier to OEM-B (as well to other auto OEMs) for many years.

In the course of evaluating a transaction with Cepton, GCAC’s management regularly provided the GCAC Board with pertinent information, including reports from third parties, to enable the directors to formulate an informed opinion of the lidar industry in general, Cepton in particular, and publicly traded companies comparable to Cepton. Such information included, among other things:

•        Cepton historical audited financial statements for 2019 and 2020, as well as unaudited financial statements for the first and second quarters of 2021, along with related financial notes;

•        Financial projections for the period from 2021-2026. Such projections were broken down for automotive related revenue and smart infrastructure related revenue. Automotive lidar revenue was qualified as expected revenue to be derived from the OEM-B award as well as from other auto lidar engagements in which Cepton is currently involved (Cepton is currently engaged with all of the top 10 auto OEMs). Additionally, the expected smart infrastructure revenue is based on in excess of 120 such engagements currently and involve industrial, transportation, building access and safety and other applications;

•        Craig-Hallum’s report on the lidar industry and analysts’ reports on publicly traded companies;

•        a major consulting firm’s extensive qualitative and quantitative comparison report of publicly traded lidar companies and their products and technologies;

•        Maxim’s valuation analysis including similar public company comparable companies;

•        Maxim’s presentation of the transaction; and

•        a copy of the LOI and, subsequently, the Business Combination Agreement.

In evaluating the Business Combination with Cepton, the GCAC Board consulted with GCAC’s management and legal and financial advisors. The GCAC Board reviewed a comparable publicly listed company analysis in order to determine that the consideration to be paid was reasonable and that the Business Combination was in the best interests of GCAC’s stockholders. The financial data reviewed also included the historical and projected financial information of Cepton and an analysis of pro forma capital structure and comparable company trading multiples prepared by management and GCAC’s advisor, Maxim.

GCAC’s management also conducted a due diligence review of Cepton that included an industry analysis, an analysis of Cepton’s existing business model and Cepton’s historical and projected financial results. GCAC’s management, including its directors, officers and advisors, have many years of experience in both operational management and investment and financial management and analysis and, in the opinion of the GCAC Board, was suitably qualified to conduct the due diligence and other investigations and analyses required in connection with the search for a business combination partner. A detailed description of the experience of GCAC’s directors and executive officers is included in the section of this proxy statement/consent solicitation statement/prospectus entitled “GCAC’s Management”.

Certain Projected Financial Information

In connection with GCAC’s due diligence and consideration of the potential Business Combination with Cepton, Cepton’s management provided GCAC with Cepton’s historical financial performance and a six-year forecast (the “Projections”). The Projections were provided to GCAC only for use as a component in its overall evaluation of Cepton and should not be viewed as public guidance. On this basis, based on the agreed enterprise value of $1.5 billion and the 2025 expected revenue of $861 million, GCAC’s management determined that the business combination has been agreed at a pre-money 2025 EV/Revenue multiple of approximately 1.7x and was presented to GCAC’s Board for reference only in its evaluation of the Business Combination, since New Cepton is not a publicly traded company.

The following table sets forth the summarized prospective financial information regarding Cepton for the years 2021, 2022, 2023, 2024, 2025 and 2026 that was presented to the GCAC Board:

	Forecast Year Ended December 31,
(USD in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$4	$15	$62	$250	$861	$1,215
Gross Profit	$1	$5	$28	$116	$437	$637
Adj. EBITDA(1)	$(36)	$(56)	$(33)	$54	$339	$537

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(1)      Adj. EBITDA is defined as GAAP operating income adjusted for depreciation and amortization and stock-based compensation.

Adjusted EBITDA is a non-GAAP financial measure. GCAC and Cepton caution investors that amounts presented in accordance with Cepton’s definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net income or net loss or any other performance measures derived in accordance with GAAP. Neither GCAC nor Cepton considers this non-GAAP financial measure in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP measure is that it excludes significant expenses and other amounts that are required by GAAP to be included in Cepton’s financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and other amounts are excluded or included in determining this non-GAAP financial measure.

In preparation of the projections, Cepton’s management considered a number of factors and made various material assumptions based on best estimates at the time the projections were prepared and that speak only as of that time. These various material assumptions include, but not limited to, the following:

•        Projected revenue is based on a variety of operational assumptions, including average selling price from the OEM-B series production award and expected average selling price based on market trends; projected unit demand from OEM-B, based on the platforms and vehicle models awarded and expected to be awarded during the award period; vehicle unit volume estimates for OEM-B awarded vehicle models by model, by year, from reputable third-party industry research publications; take rate, or the percentage of vehicles to be equipped with lidar, by vehicle model, by year as it relates to the OEM-B series production award; timing and unit volume estimates of additional series production awards from other top 10 global OEMs that are currently in advanced engagement stage; timing and unit volumes estimates of production awards from Smart Infrastructure partners that are currently in advanced engagement stages; expected revenue mix by market; development and mass market adoption of lidar in the ADAS and AV markets; development of the Smart Infrastructure markets and levels of engagement from Cepton’s Smart Infrastructure partners within the Smart Infrastructure markets; and expected average selling price reduction over time. Cepton’s management believes that the fundamental assumptions underlying its revenue model are reasonable. From 2021 through 2022, revenue is estimated to be comprised primarily of revenue from existing and prospective Smart Infrastructure customers as well as non-recurring engineering services. From 2023 through 2026, revenue is estimated in connection with Cepton’s OEM-B series production award, which is expected to commence production in 2023, and in connection with the anticipated execution of other opportunities in the pipeline from Automotive and Smart Infrastructure customers.

•        Projected gross profit is driven by the mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, contract manufacturing costs, and shipping costs and planned cost of goods sold reduction with volume production, supported by our Tier-1 partners. Further, average selling price and average unit cost to manufacture the product is forecasted to decrease as volume production begins. The decreases in average unit cost to manufacture the product is based on assumptions with respect to economies of scale and leveraging third-party contract manufacturers and Tier 1 suppliers. Cepton’s management believes that its assumptions are reasonable given the anticipated timing of series production in connection with Cepton’s OEM-B series production award.

•        Other key assumptions impacting profitability projections include headcount, engineering and product development expenses, but excluding costs associated with public company operations and compliance, marketing expenses, and additional research and development expenses. In addition, the foregoing assumptions regarding gross profit and Adjusted EBITDA are based on Cepton’s management’s plan for use of third-party contract manufacturers and Tier-1 partners.

In making the foregoing assumptions, Cepton’s management relied on a number of factors, including:

•        its experience in the lidar industry;

•        its existing arrangement with its Tier 1 partner, Koito, and, in turn, its Tier 1 partner’s award with OEM-B;

•        its best estimates of the development and commercialization of its products, and timing, volume and cost for additional customers currently in the pipeline;

•        its best estimates of the cost forecasts in order to manufacture and scale using third-party contract manufacturers and Tier 1 suppliers; and

•        third-party forecasts for industry growth.

These projections are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. The foregoing projections are subject to a number of risks and contingencies, including, but not limited to:

•        the conditions affecting the markets in which Cepton operates;

•        the success of Cepton’s strategic relationships, including with its Tier 1 partners, none of which are exclusive;

•        fluctuations in sales of Cepton’s major customers;

•        fluctuations in capital spending in the Automotive and Smart Infrastructure markets;

•        the impact of the COVID-19 pandemic on the global economy and financial markets, including any restrictions on Cepton’s operations and the operations of Cepton’s customers and suppliers resulting from public health requirements and government mandates and the continuation of supplier constraints that were initially triggered by the pandemic;

•        the risk that current trends in the Automotive and Smart Infrastructure markets decelerate or do not continue;

•        estimates for the financial performance of Cepton’s business may prove to be incorrect or materially different from actual results;

•        risks relating to whether Cepton will be able to achieve its proposed production timelines and win the engagements contemplated in its projected pipeline, and the ability of OEMs and other strategic partners to re-source or cancel vehicle or technology programs;

•        risks related to future market adoption of Cepton’s offerings;

•        risks related to Cepton’s marketing and growth strategies; and

•        other risks and uncertainties described in this proxy statement/consent solicitation statement/prospectus, including those under the section entitled “Risk Factors.”

If any of these risks or contingencies materialize or any of Cepton’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks or contingencies that Cepton presently is not aware of or that Cepton currently believes is immaterial that could also cause actual results to differ from those contained in the projections. This information should be read in conjunction with “Risk Factors” and “Cepton Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, as well as the audited financial statements of Cepton elsewhere in this proxy statement/consent solicitation statement/prospectus.

Comparable Company Considerations

GCAC evaluated and benchmarked Cepton’s operating and trading metrics against its peers in the lidar sector. GCAC’s management concluded that Cepton compared favorably on key operating metrics.

Specifically, the GCAC Board considered comparisons of illustrative enterprise valuations and the implied Revenue and EBITDA multiples derived from comparable lidar technology companies, including Luminar Technologies, Inc. (Nasdaq: LAZR), Velodyne Lidar Inc. (Nasdaq: VLDR), Ouster, Inc. (NYSE: OUST), Aeva Technologies, Inc. (Nasdaq: AEVA), Innoviz Technologies Ltd. (Nasdaq: INVZ) and AEye, Inc. (Nasdaq: LIDR) (together, the “Comps”) that either combined or announced a combination with a special purpose acquisition company. The GCAC Board placed particular attention to comparisons with those publicly listed peer companies that, to its knowledge, have already obtained an OEM award win, such as Luminar Technologies, Inc. (Nasdaq: LAZR) and Innoviz Technologies Ltd. (Nasdaq: INVZ). The GCAC Board recognized that no company was identical in nature to Cepton. The GCAC Board also recognized that the analyses relied upon information that was limited in availability due to many of the companies being in the process of becoming a public company or having recently become a public company and that the information was reliant upon Cepton and the comparable lidar Comps achieving their projections.

The GCAC Board was presented with the enterprise value (“EV”) divided by revenue and EBITDA for each of the selected Comps. Estimates were based on publicly available consensus research and analysts’ estimates from S&P CapitalIQ and other publicly available information.

	EV/Revenue(1)			EV/EBITDA(1)
Company	2023E	2024E	2025E	2023E	2024E	2025E
Luminar Technologies, Inc.	70.2x	21.4x	10.9x	N/M	87.2x	26.1x
Velodyne Lidar, Inc.	7.7x	3.8x	N/A	N/M	17.0x	N/A
Aeva Technologies, Inc.	29.0x	7.6x	2.5x	N/M	98.9x	6.7x
Innoviz Technologies Ltd.(2)	25.1x	6.6x	2.8x	N/M	N/M	11.8x
Ouster, Inc.	10.9x	4.6x	2.3x	N/M	N/M	19.3x
AEye Technologies, Inc.(3)	47.3x	9.5x	5.5x	N/M	N/M	18.0x

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(1)      Earnings estimates from Capital IQ as of June 8, 2021

(2)      December 2020 Investor Presentation of Innoviz Technologies Ltd.

(3)      Current Report on Form 8-K filed by CF Finance Acquisition Corp. III with the SEC on May 3, 2021

GCAC’s officers and Maxim, as GCAC’s financial advisor, determined following multiple meetings with Cepton’s representatives and management and review of Cepton’s virtual data room, a third party analysis and report on the lidar industry, analysts’ reports on publicly traded companies and a major consulting firm’s extensive comparison report of lidar companies that the characteristics GCAC had been seeking to fulfill in its initial business combination were being satisfied, to the extent applicable, by Cepton and the Business Combination with Cepton. GCAC and its advisors accordingly determined that the other alternative business combination targets were less suitable than Cepton when taking into account the above information and the other targets’ respective management teams, strategies, business prospects, valuations and likelihood of execution and comparing them with those of Cepton.

In light of the foregoing, as described above under “The Business Combination Proposal (Proposal 1) — Timeline of the Business Combination”, the GCAC Board unanimously approved the Business Combination and the transactions contemplated thereunder, including the Business Combination, on August 4, 2021. In reaching its unanimous resolution, the directors determined (i) that the terms and conditions of the Business Combination Agreement, including the proposed Merger, are advisable, fair to and in the best interests of GCAC and its stockholders, and (ii) to recommend that its stockholders adopt and approve the Business Combination Agreement and approve the Merger contemplated therein, the GCAC Board considered a range of factors, including, but not limited to, the factors discussed below. The GCAC Board reviewed and considered positive factors as well as uncertainties, risks and other potentially negative factors concerning Cepton and the Business Combination. In light of the number and wide variety of factors, the GCAC

Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The GCAC Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of GCAC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/consent solicitation statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

The GCAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. As noted above, GCAC’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have concluded that their experience and backgrounds, together with the experience and sector expertise of Maxim as GCAC’s financial advisor, enabled them to make the necessary analyses and determinations regarding the business combination with Cepton. In addition, GCAC’s officers and directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the GCAC Board in valuing Cepton’s business and assuming the risk that the GCAC Board may not have properly valued such business.

In considering the potential Business Combination with Cepton, the GCAC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning Cepton and the Business Combination, including, but not limited to, the following, although not weighted or presented in any order of significance:

•        GCAC stockholders receiving a minority position in New Cepton.    GCAC’s public stockholders will hold a minority share position in New Cepton following the Business Combination.

•        Benefits may not be achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Diversion of management attention.    The potential for diversion of the attention of Cepton’s management and employees during the period prior to completion of the Business Combination, and the potential resulting negative effects on Cepton’s business.

•        GCAC stockholder opposition.    The possibility that GCAC’s stockholders may object to and challenge the Business Combination and take actions that may prevent or delay the consummation of the Merger, including voting against the Required Proposals at the GCAC Special Meeting or exercising their redemption rights.

•        Redemption risk.    The risk that a significant number of GCAC stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the GCAC Charter, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to New Cepton to accelerate its business plan following the Closing.

•        Required stockholder votes.    The risk that GCAC’s stockholders or Cepton’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing conditions.    The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within GCAC’s control.

•        Potential loss of key personnel.    The risk that, despite the efforts of GCAC and Cepton prior to the consummation of the Merger, Cepton may lose key personnel, and the potential resulting negative effects of any such losses on Cepton’s business.

•        Fees and expenses.    The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

•        Financial results may not be achieved.    The possibility that Cepton might not achieve its projected financial results.

•        Risks associated with newly public entities.    The risks that are associated with being a publicly traded company that is in its early, developmental stage.

•        Macroeconomic risks.    Risks associated with macroeconomic uncertainty, including as it relates to COVID-19, and the effects it could have on Cepton’s business.

•        Exclusivity restrictions.    The fact that the Business Combination Agreement prohibits GCAC from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Business Combination.

•        Liquidation risk.    Risks and costs to GCAC if the Business Combination is not completed, including the risk of liquidation.

•        Litigation risk.    The risk of the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        No third-party valuation.    The risk associated with the fact that GCAC did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.

•        Regulatory or industry risks.    Potential changes in the regulatory landscape or new industry developments affecting Cepton and the industry in which it operates, including, for example, changes in client preferences, that may adversely affect the business benefits anticipated to result from the transactions contemplated by the Business Combination Agreement.

•        Other risks.    Those other risks and uncertainties of the type and nature described under the section of this proxy statement/consent solicitation statement/prospectus entitled “Risk Factors” (beginning on page 62).

The GCAC Board concluded that the potential benefits that it expected GCAC and its stockholders to achieve as a result of the Business Combination outweighed any potentially negative factors associated with the Business Combination. Accordingly, the GCAC Board unanimously determined that the Business Combination Agreement and the Business Combination (including the Merger) contemplated therein are advisable, fair to and in the best interests of GCAC and its stockholders.

The GCAC Board also considered whether members of GCAC’s management and GCAC’s directors may have interests in the Business Combination that are different from, or are in addition to, the interests of GCAC’s stockholders generally, including the matters described under the subsection entitled “The Business Combination Proposal (Proposal 1) — Interests of GCAC’s Initial Stockholders, Directors and Officers in the Business Combination”, above. However, the GCAC Board concluded that (i) these interests were disclosed in the GCAC IPO prospectus and are described in this proxy statement/consent solicitation/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, (iii) GCAC’s public stockholders will have the opportunity to redeem their GCAC Public Shares in connection with the Business Combination and (iv) shares of GCAC held by the Sponsor Group are subject to lock-up restrictions following the Business Combination.

The foregoing discussion of material factors considered by the GCAC Board is not intended to be exhaustive, but sets forth the principal factors considered by the directors.

Certain Cepton Projected Financial Information

In connection with its consideration of the potential business combination, GCAC was provided with certain financial information prepared by Cepton’s management team. Cepton does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Cepton prepared the financial projections set forth below to present key elements of the forecasts provided to GCAC. Cepton’s forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The inclusion of financial projections in this proxy statement/consent solicitation statement/prospectus should not be regarded as an indication that Cepton, its board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus, including investors or stockholders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

While presented in this proxy statement/consent solicitation statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Cepton’s management. Cepton believes the assumptions in the financial projections information were reasonable at the time the financial information was prepared, given the information Cepton had at the time. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The financial projections also reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Cepton’s business, all of which are difficult to predict and many of which are beyond Cepton’s and GCAC’s control. The financial projections are forward looking statements that are inherently subject significant uncertainties and contingencies, many of which are beyond Cepton’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Cepton Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/consent solicitation statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of Cepton’s independent registered accounting firm, GCAC’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Nonetheless, a summary of the financial projections is provided in this proxy statement/consent solicitation statement/prospectus because they were made available to GCAC and its board of directors in connection with their review of the proposed transaction.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR CEPTON, GCAC UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The projections were prepared by, and are the responsibility of, Cepton’s management. KPMG, Cepton’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying prospective financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The KPMG report included in this proxy statement/consent solicitation statement/prospectus relates to historical financial information of Cepton. It does not extend to the projections and should not be read as if it does.

The following table sets forth certain summarized prospective financial information regarding Cepton for the years 2021, 2022, 2023, 2024, 2025 and 2026:

	Forecast Year Ended December 31,
(USD in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$4	$15	$62	$250	$861	$1,215
Gross Profit	$1	$5	$28	$116	$437	$637
Adj. EBITDA(1)	$(36)	$(56)	$(33)	$54	$339	$537

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(1)      Adj. EBITDA is defined as GAAP operating income adjusted for depreciation and amortization and stock-based compensation.

Adjusted EBITDA is a non-GAAP financial measure. GCAC and Cepton caution investors that amounts presented in accordance with Cepton’s definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net income, net loss or any other performance measures derived in accordance with GAAP. Neither GCAC nor Cepton considers this non-GAAP financial measure in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP measure is that it excludes significant expenses and other amounts that are required by GAAP to be included in Cepton’s financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and other amounts are excluded or included in determining this non-GAAP financial measure.

In preparation of the projections, Cepton’s management considered a number of factors and made various material assumptions based on best estimates at the time the projections were prepared and that speak only as of that time. These various material assumptions include, but not limited to, the following:

•        Projected revenue is based on a variety of operational assumptions, including average selling price from the OEM-B series production award and expected average selling price based on market trends; projected unit demand from OEM-B, based on the platforms and vehicle models awarded and expected to be awarded during the award period; vehicle unit volume estimates for OEM-B awarded vehicle models by model, by year, from reputable third-party industry research publications; take rate, or the percentage of vehicles to be equipped with lidar, by vehicle model, by year as it relates to the OEM-B series production award; timing and unit volume estimates of additional series production awards from other top 10 global OEMs that are currently in advanced engagement stage; timing and unit volumes estimates of production awards from Smart Infrastructure partners that are currently in advanced engagement stages; expected revenue mix by market; development and mass market adoption of lidar in the ADAS and AV markets; development of the Smart Infrastructure markets and levels of engagement from Cepton’s Smart Infrastructure partners within the Smart Infrastructure markets; and expected average selling price reduction over time. Cepton’s management believes that the fundamental assumptions underlying its revenue model are reasonable. From 2021 through 2022, revenue is estimated to be comprised primarily of revenue from existing and prospective Smart Infrastructure customers as well as non-recurring engineering services. Whereas, from 2023 through 2026, revenue is estimated in connection with Cepton’s OEM-B series production award, which is expected to commence production in 2023, and in connection with the anticipated execution of other opportunities in the pipeline from Automotive and Smart Infrastructure customers.

•        Projected gross profit is driven by the mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, contract manufacturing costs, and shipping costs and planned cost of goods sold reduction with volume production, supported by our Tier-1 partners

•        Further, average selling price and average unit cost to manufacture the product is forecasted to decrease as volume production begins. The decreases in average unit cost to manufacture the product is based on assumptions with respect to economies of scale and leveraging third-party contract manufacturers and Tier 1 suppliers. Cepton’s management believes that its assumptions are reasonable given the anticipated timing of series production in connection with Cepton’s OEM-B series production award.

•        Other key assumptions impacting profitability projections include headcount, engineering and product development expenses, but excluding costs associated with public company operations and compliance, marketing expenses, and additional research and development expenses. In addition, the foregoing assumptions regarding gross profit and Adjusted EBITDA are based on Cepton’s management’s plan for use of third-party contract manufacturers and Tier-1 partners.

In making the foregoing assumptions, Cepton’s management relied on a number of factors, including:

•        its experience in the lidar industry;

•        its existing arrangement with its Tier 1 partner, Koito, and, in turn, its Tier 1 partner’s award with OEM-B;

•        its best estimates of the development and commercialization of its products, and timing, volume and cost for additional customers currently in the pipeline;

•        its best estimates of the cost forecasts in order to manufacture and scale using third-party contract manufacturers and Tier 1 suppliers; and

•        third-party forecasts for industry growth.

These projections are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. The foregoing projections are subject to a number of risks and contingencies, including, but not limited to:

•        the conditions affecting the markets in which Cepton operates;

•        the success of Cepton’s strategic relationships, including with its Tier 1 partners, none of which are exclusive;

•        fluctuations in sales of Cepton’s major customers;

•        fluctuations in capital spending in the Automotive and Smart Infrastructure markets;

•        the impact of the COVID-19 pandemic on the global economy and financial markets, including any restrictions on Cepton’s operations and the operations of Cepton’s customers and suppliers resulting from public health requirements and government mandates and the continuation of supplier constraints that were initially triggered by the pandemic;

•        the risk that current trends in the Automotive and Smart Infrastructure markets decelerate or do not continue;

•        estimates for the financial performance of Cepton’s business may prove to be incorrect or materially different from actual results;

•        risks relating to whether Cepton will be able to achieve its proposed production timelines and win the engagements contemplated in its projected pipeline, and the ability of OEMs and other strategic partners to re-source or cancel vehicle or technology programs;

•        risks related to future market adoption of Cepton’s offerings;

•        risks related to Cepton’s marketing and growth strategies; and

•        other risks and uncertainties described in this proxy statement/consent solicitation statement/prospectus, including those under the section entitled “Risk Factors.”

If any of these risks or contingencies materialize or any of Cepton’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks or contingencies that Cepton presently is not aware of or that Cepton currently believes is immaterial that could also cause actual results to differ from those contained in the projections. This information should be read in conjunction with “Risk Factors” and “Cepton Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, as well as the audited financial statements of Cepton elsewhere in this proxy statement/consent solicitation statement/prospectus.

Roles of GCAC’s Advisor in the Negotiation and Execution of the Business Combination

Maxim served as one of the GCAC IPO Underwriters in the GCAC IPO and is acting as GCAC’s merger and acquisitions advisor. GCAC’s management consulted with Maxim in connection with its evaluation of Cepton, including a review of information on other publicly traded companies in the automotive advanced driver-assistance systems lidar industries. Maxim is also acting as co-placement agent with respect to the PIPE Investment with J.P. Morgan. Pursuant to the Business Combination Marketing Agreement and M&A Advisory Engagement Letter, at the Closing, Maxim is entitled to the Maxim Transaction Fee and the M&A Advisory Fee. Pursuant to the Placement Agent Engagement Letter, at the Closing, Maxim is entitled to $515,000 of the Placement Agent Fee.

Craig Hallum acted as GCAC’s capital markets advisor for the business combination. Craig Hallum was not engaged to provide a report, opinion or appraisal for the proposed Business Combination. Craig Hallum is entitled to the Capital Markets Advisory Fee.

Satisfaction of 80% Test

It is a requirement under Nasdaq listing rules that any business acquired by GCAC have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Cepton considered in approving the transaction, including primarily a comparison of comparable companies, the GCAC’s board of directors determined that Cepton had a fair market value of approximately $1.5 billion. As of September 30, 2021, the date the Business Combination Agreement was executed, the balance of the funds in the Trust Account was approximately $172.5 million and the threshold amount for satisfaction of the 80% test was therefore approximately $138 million. Accordingly, the GCAC’s board of directors determined that such test was met. GCAC’s board of directors believes that the financial skills and background of its members qualify it to conclude that the Business Combination with met this test.

Anticipated Accounting Treatment

Under any of the redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Cepton has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) Cepton’s stockholders will have 84.5% of the voting power under the no redemption scenario and 92.9% of the voting power under the maximum redemption scenario; (ii) Cepton will appoint the majority of the board of directors of New Cepton; (iii) Cepton’s existing management will comprise the management of New Cepton; (iv) Cepton will comprise the ongoing operations of New Cepton; (v) Cepton is the larger entity based on historical revenues and business operations; and (vi) New Cepton will assume Cepton’s name.

Under this method of accounting, GCAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Cepton issuing stock for the net assets of GCAC, accompanied by a recapitalization. The net assets of GCAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

Potential Purchases of Public Shares

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor Group, directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of GCAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such stockholder to vote such shares in favor of the proposals presented at the GCAC Special Meeting. In the event that the Sponsor Group, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares for a portion of the Trust Account. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. None of GCAC’s directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the Business Combination and other proposals or, where the purchases are made by the Sponsor Group, directors, officers or advisors or their respective affiliates, to satisfy a closing condition in an agreement related to the Business Combination, including the Minimum Cash Condition.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the FTC and certain statutory waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. If the FTC or the DOJ issues a Second Request, the waiting period with respect to the Business Combination will be extended for an additional period of 30 calendar days, which will begin on the date on which GCAC and Cepton each certify compliance with the Second Request. Complying with a Second Request can take a significant period of time.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the DOJ and the FTC could take such action under applicable antitrust laws as each deems necessary or desirable, including seeking to enjoin the consummation of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result. Neither GCAC nor Cepton is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations for (1) holders of shares of GCAC Class A common stock that (i) hold New Cepton common stock following the adoption of the Amended and Restated Charter in connection with the Business Combination or (ii) elect to have their GCAC Class A common stock redeemed for cash if the Business Combination is completed and (2) holders of Cepton stock. This discussion applies only to GCAC Class A common stock, New Cepton common stock or Cepton stock, as applicable, that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•        financial institutions or financial services entities;

•        broker dealers;

•        insurance companies;

•        dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of GCAC Class A common stock, New Cepton common stock or Cepton stock;

•        persons holding GCAC Class A common stock, New Cepton common stock or Cepton stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies or real estate investment trusts;

•        persons subject to the alternative minimum tax provisions of the Code;

•        persons who received their shares of GCAC Class A common stock, New Cepton common stock or Cepton common stock as compensation;

•        persons holding GCAC Class A common stock or Cepton stock eligible for the benefits of Sections 1045 or 1202 of the Code;

•        partnerships or other pass-through entities for U.S. federal income tax purposes; and

•        tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them under the circumstances described herein.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/consent solicitation statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

In connection with the filing of the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part, Ellenoff Grossman & Schole LLP will deliver an opinion that the statements under this section titled “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations” constitute the opinion of Ellenoff Grossman & Schole LLP. In rendering its opinion, counsel assumes that the statements and facts concerning the Business Combination set forth in this proxy statement/consent solicitation statement/prospectus and in the Business Combination Agreement, are true and accurate in all respects, and that the Business Combination will be completed in accordance with this proxy statement/consent solicitation statement/prospectus and the Business Combination Agreement. Counsel’s opinion also assumes the truth and accuracy of certain representations and covenants as to factual matters made by GCAC, Cepton and Merger Sub in tax representation letters provided to counsel. In addition, counsel bases its tax opinion on the law in effect on the date of the opinion and assumes that there will be no change in applicable law between such date and the time of the Business Combination. If any of these assumptions is inaccurate, the tax consequences of the Merger could differ from those described in this proxy statement/consent solicitation statement/prospectus.

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of GCAC Class A common stock, New Cepton common stock or Cepton stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

•        an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

A “Non-U.S. holder” is a beneficial owner of GCAC Class A common stock, New Cepton common stock or Cepton stock who, or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

Tax Consequences of the Merger to Holders of Cepton Stock

Subject to the qualifications and assumptions described in this proxy statement/consent solicitation statement/prospectus, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, Cepton stockholders generally will not recognize gain or loss upon the exchange of their Cepton stock for New Cepton common stock, except to the extent of cash received in lieu of a fractional share of New Cepton common stock as described below. A U.S. holder who receives cash in lieu of a fractional share of New Cepton common stock in the Merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. holder’s tax basis allocable to such fractional share. Cepton stockholders generally will obtain a tax basis in the New Cepton common stock they receive in the Merger equal to their tax basis in the Cepton stock exchanged therefor, decreased by the amount of any tax basis allocable to a fractional share for which cash is received. The holding period of the shares of New Cepton common stock received by a Cepton stockholder in the Merger will include the holding period of the shares of Cepton stock surrendered in exchange therefor.

Neither GCAC nor Cepton has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of Cepton stock is urged to consult its own tax advisor with respect to the particular tax consequence of the Merger to such holder. If the Merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder of Cepton stock generally will be treated as exchanging its Cepton stock in a fully taxable transaction in exchange for New Cepton common stock. Cepton stockholders will generally recognize capital gain or loss in such exchange equal to the difference between such stockholder’s adjusted tax basis in the Cepton stock surrendered in the Merger and the fair market value of the New Cepton common stock received in exchange therefor. Any recognized capital gain or capital loss will be long-term capital gain or capital loss if the U.S. holder has held the shares of Cepton stock for more than one year. The deductibility of capital losses is subject to limitations. The tax consequences to a Non-U.S. holder if the Merger is treated as a taxable exchange of Cepton stock by the Non-U.S. holder generally will be the same as described below under the section titled “Redemption of GCAC Class A common stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of GCAC Class A common stock” with respect to the Cepton stock so exchanged.

If a holder acquired different blocks of Cepton stock at different times or different prices, it is urged to consult its tax advisor regarding the manner in which gain or loss should be determined in its specific circumstances, including the possible application of the installment sale rules.

Adoption of the Amended and Restated Charter

Holders of GCAC Class A common stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the adoption of the Amended and Restated Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Cepton common stock after the adoption of the Amended and Restated Charter as that holder has in the corresponding GCAC Class A common stock immediately prior to the adoption of the Amended and Restated Charter and such holder’s holding period in the New Cepton common stock would include the holder’s holding period in the corresponding GCAC Class A common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Amended and Restated Charter does not result in an exchange by the holders of GCAC Class A common stock for New Cepton common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Amended and Restated Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Amended and Restated Charter in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Amended and Restated Charter will not result in an exchange for U.S. federal income tax purposes.

Redemption of GCAC Class A common stock

In the event that a holder’s shares of GCAC Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement under the section entitled “Special Meeting of GCAC Stockholders — Redemption Rights”, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of GCAC Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of GCAC Class A common stock, a U.S. holder will be treated as described below under the section entitled “- U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of GCAC Class A common stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of GCAC Class A common stock.” If the redemption does not qualify as a sale of shares of GCAC Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “- Non-U.S. Holder — Taxation of Distributions.”

Whether a redemption of shares of GCAC Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of GCAC Class A common stock generally will be treated as a sale of GCAC Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include GCAC Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of GCAC Class A common stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of GCAC Class A common stock and the GCAC Class A common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The redemption of GCAC Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances.

However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of GCAC Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed GCAC Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a U.S. holder.

Taxation of Distributions.    If our redemption of a U.S. holder’s shares of GCAC Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of GCAC Class A common stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in GCAC Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under the section entitled “— Redemption of GCAC Class A common stock — U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of GCAC Class A common stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the GCAC Class A common stock described in this proxy statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of GCAC Class A common stock.    If our redemption of a U.S. holder’s shares of GCAC Class A common stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “— Redemption of GCAC Class A common stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of GCAC Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its GCAC Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of GCAC Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the GCAC Class A common stock so disposed of exceeds one year. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of GCAC Class A common stock (shares of GCAC Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a Non-U.S. holder.

Taxation of Distributions.    If our redemption of a Non-U.S. holder’s shares of GCAC Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A common stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of GCAC Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the GCAC Class A common stock, which will be treated as described below under the section entitled “— Redemption of GCAC Class A common stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of GCAC Class A common stock.”

It may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and such determination will depend in part on a Non-U.S. holder’s particular circumstances, therefore we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Accordingly, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s shares of GCAC Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “— Redemption of GCAC Class A common stock”). There can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, the Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of GCAC Class A common stock.    If our redemption of a U.S. holder’s shares of GCAC Class A common stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “— Redemption of GCAC Class A common stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•        such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held GCAC Class A common stock and, in the circumstance in which shares of GCAC Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of GCAC Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of GCAC Class A common stock. There can be no assurance that GCAC Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30 percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation, and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Dividend payments with respect to GCAC Class A common stock and proceeds from the sale, taxable exchange or taxable redemption of GCAC Class A common stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30 percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on GCAC Class A common stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of GCAC Class A common stock.

Vote Required for Approval

The Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the holders of at least a majority of the outstanding shares of GCAC common stock vote “FOR” the Business Combination Proposal and the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the GCAC Special Meeting. Failure to vote by proxy or to vote in person at the GCAC Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Business Combination Proposal.

As of the Record Date, the Sponsor Group and GCAC’s directors and officers have agreed to vote any shares of GCAC common stock owned by them in favor of the Business Combination and the Required Proposals. As a result, in addition to GCAC’s initial stockholders’ founder shares, GCAC would need only 6,468,751, or approximately 37.5%, of the Public Shares, to be voted in favor of the Business Combination in order to have the Business Combination approved (assuming all outstanding shares are voted); or 1,078,126, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and assuming the Sponsor Group, our officers and directors and their affiliates do not purchase any units in or after our initial public offering). As of the date hereof, the Sponsor Group and GCAC’s directors and officers have not purchased any Public Shares.

Recommendation of the Board of Directors

GCAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
GCAC STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE AMENDED AND RESTATED CHARTER PROPOSAL (PROPOSAL 2)

If the Business Combination is to be consummated, GCAC will replace the GCAC Charter, with the Amended and Restated Charter in the form attached to this proxy statement/consent solicitation statement/prospectus as Annex B, which, in the judgment of the GCAC Board, is necessary to adequately address the needs of New Cepton following the Closing.

The following table sets forth a summary of the principal proposed changes and the differences between the GCAC Charter (without giving effect to the second amendment and restatement of the GCAC Charter) and the Amended and Restated Charter. This summary is qualified by reference to the complete text of the Restated Charter, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B. All stockholders are encouraged to read the Amended and Restated Charter in its entirety for a more complete description of its terms.

	GCAC Charter	Amended and Restated Charter
Number of Authorized Shares

The GCAC Charter authorized 111,000,000 shares, consisting of (a) 110,000,000 shares of common stock, including (i) 100,000,000 shares of GCAC Class A common stock, and (ii) 10,000,000 shares of GCAC Class B common stock, and (b) 1,000,000 shares of preferred stock.

The Amended and Restated Charter increases the total number of authorized shares of all classes of capital stock to 355,000,000 shares, consisting of 350,000,000 shares of New Cepton common stock and 5,000,000 shares of preferred stock, each having a par value of $0.00001. As part of the transactions contemplated by the Business Combination Agreement, and in accordance with the Amended and Restated Charter, all shares of outstanding GCAC Class B common stock shall automatically converted, on a one-to-one basis, into shares of GCAC Class A common stock such that, at the effectiveness of the Amended and Restated Charter, only GCAC Class A common stock remain outstanding. All GCAC Class A common stock shall be renamed as Common Stock.

Name	Growth Capital Acquisition Corp.	Cepton, Inc.
Purpose

The GCAC Charter provides that the purpose of GCAC is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon GCAC by law and those incidental thereto, GCAC shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of GCAC, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving GCAC and one or more businesses.

The Amended and Restated Charter provides that the purpose of New Cepton is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.
Duration of Existence

The GCAC Charter provides that if GCAC does not consummate the Business Combination and fails to complete an initial business combination within 18 months from the closing of the Offering (subject to the requirements of law), it will be required to dissolve and liquidate its trust account by returning the then-remaining funds in such account to the Public Stockholders.

The Amended and Restated Charter deletes the liquidation provision in the GCAC Charter and retains the default of perpetual existence under the DGCL.

	GCAC Charter	Amended and Restated Charter
Provisions Specific to a Blank Check Company	Under the GCAC Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.

The Amended and Restated Charter deletes the provisions previously included as Article IX in the GCAC Charter in their entirety because, upon consummation of the Business Combination, GCAC will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the Offering be held in a trust account until a business combination or liquidation of GCAC and the terms governing GCAC’s consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

Composition of the Board of Directors	Under the GCAC Charter, Article V sets out the composition of the Board of Directors, dividing the board into two (2) classes, as nearly equal in number as possible, Class I and Class II.

The Amended and Restated Charter modifies the composition of the Board of Directors to be divided into three (3) classes, designated Class A, Class B, and Class C with each consisting as nearly as may be possible, one-third (1/3) of the total number of directors constituting the entire Board of Directors.

Choice of Forum

The GCAC Charter provides that unless GCAC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any GCAC stockholder to bring (i) any derivative action or proceeding brought on behalf of GCAC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of GCAC to GCAC or GCAC stockholders, (iii) any action asserting a claim against GCAC, its directors, officers or employees arising pursuant to any provision of the DGCL or the GCAC Charter or the GCAC bylaws, or (iv) any action asserting a claim against GCAC, its directors, officers or employees governed by the internal affairs doctrine. The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and unless GCAC consents in writing to the selection of an alternative forum.

The Amended and Restated Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of New Cepton, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of New Cepton to New Cepton or New Cepton’s stockholders, (iii) any action asserting a claim against New Cepton, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Amended and Restated Charter or the Proposed Bylaws, (iv) any action asserting a claim against New Cepton, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions, unless New Cepton consents in writing to an alternative forum. The exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless New Cepton consents to an alternative forum.

Reasons for the Amendments to GCAC’s Charter

In the judgment of the GCAC Board, the Amended and Restated Charter is necessary to address the needs of New Cepton following the Closing. In particular:

•        The greater number of authorized shares of capital stock is desirable for New Cepton to have sufficient shares to complete the Business Combination. Additionally, the GCAC Board believes that it is important for us to have available for issuance a number of authorized shares sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors. The GCAC Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. Following the consummation of the Business Combination, all outstanding shares of GCAC Class A common stock will be reclassified as shares of Common Stock on a one-to-one basis.

•        The additional changes to the GCAC Charter, including the name change from “Growth Capital Acquisition Corp.” to “Cepton, Inc.”, the change in purpose, the change in duration of existence, and the deletion of provisions specific to a blank check company, are necessary to adequately address the needs of New Cepton following the Closing. The elimination of certain provisions related to GCAC’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve GCAC and allow New Cepton to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the GCAC Board believes it is the most appropriate period following the Business Combination. In addition, certain other provisions in the GCAC Charter require that proceeds from GCAC Offering be held in the Trust Account until a business combination or liquidation of GCAC has occurred. These provisions cease to apply once the Business Combination is consummated.

•        The Amended and Restated Charter increases the number of classes of directors from two to three, with staggered, three-year terms. We believe the three-class classified board structure will help to attract and retain qualified director candidates who are willing to make long-term commitments of their time and energy. In addition, the three-class classified board structure reduces New Cepton’s vulnerability to coercive takeover tactics and inadequate takeover bids, by encouraging persons seeking control of New Cepton to negotiate with the New Cepton Board and thereby better positioning the New Cepton Board to negotiate effectively on behalf of all of New Cepton’s stockholders. The three-class classified board structure is designed to safeguard against a hostile purchaser replacing a majority of New Cepton’s directors with its own nominees at a single meeting, thereby gaining control of New Cepton and its assets without paying fair value to the Combined Company’s stockholders.

•        GCAC’s board believes the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware or the federal district courts of the U.S., as applicable, is the sole and exclusive forum, in order that New Cepton is not subject to such types of claims in numerous jurisdictions, unless New Cepton consents in writing to the selection of an alternative forum.

Vote Required for Approval

The Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Amended and Restated Charter Proposal at the GCAC Special Meeting.

This Amended and Restated Charter Proposal will be approved and adopted only if the holders of at least a majority of the issued and outstanding shares of GCAC common stock vote “FOR” the Amended and Restated Charter Proposal and each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the GCAC Special Meeting. Failure to vote by proxy or to vote in person online at the GCAC Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Amended and Restated Charter Proposal.

Recommendation of the Board

GCAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
GCAC STOCKHOLDERS VOTE “FOR” APPROVAL OF THE AMENDED AND RESTATED CHARTER PROPOSAL.

THE NASDAQ PROPOSAL (PROPOSAL 3)

Overview

In connection with the Business Combination, we intend to effect (subject to customary terms and conditions, including the Closing), for purposes of complying with the applicable listing rules of the Nasdaq Stock Market:

•        the issuance, pursuant to the Business Combination Agreement, of up to 142,600,000 shares of GCAC common stock to the Cepton stockholders upon the Closing and up to an additional 13,000,000 shares of GCAC common stock subsequent to Closing upon satisfaction of certain share price thresholds and certain other conditions; and

•        the issuance to the PIPE investors of 5,950,000 shares of GCAC common stock in the PIPE Financing, which will be consummated concurrently with the Closing.

For further information, please see the section entitled “The Business Combination Proposal (Proposal 1),” as well as the annexes to this proxy statement/consent solicitation statement/prospectus.

Why GCAC Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), (c) and (d), as applicable.

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Stockholder approval of the Nasdaq Proposal is also a condition to the Closing under the Business Combination Agreement.

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, we will issue up to 142,600,000 shares of GCAC common stock to Cepton stockholders upon the Closing and up to an additional 13,000,000 shares of GCAC common stock subsequent to the Closing upon satisfaction of certain share price thresholds and certain other condition. We will also issue 5,950,000 shares of GCAC common stock to the PIPE Investors upon the consummation of the PIPE Financing.

The issuance of the shares of GCAC Common Stock described above would result in significant dilution to GCAC stockholders and result in GCAC stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of GCAC.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Nasdaq Proposal will have no effect and will not be presented at the GCAC Special Meeting. The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person online or by proxy and entitled to a vote at the GCAC Special Meeting.

Failure to submit a proxy or to vote online during the GCAC Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Nasdaq Proposal.

Recommendation of the GCAC Board of Directors

GCAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
GCAC STOCKHOLDERS VOTE ‘‘FOR’’ THE NASDAQ PROPOSAL.

THE INCENTIVE PLAN PROPOSAL (PROPOSAL 4)

Overview

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the Cepton, Inc. 2021 Plan. Up to              shares of New Cepton common stock will initially be reserved for issuance under the 2021 Plan, and additional shares will become available for issuance under the 2021 Plan each year as described below under “Aggregate Share Limit.” our Board of Directors has approved the 2021 Plan, subject to stockholder approval at the GCAC Special Meeting.

The 2021 Plan is intended to replace the Cepton Technologies, Inc. Stock Incentive Plan (the “2016 Plan”), which the Company will assume in the Business Combination. Following the Closing, no additional awards will be granted under the 2016 Plan, although all stock awards granted under the 2016 Plan that are outstanding immediately prior to the Closing will be assumed by the Company and continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2016 Plan.

The Company believes that stock-based awards focus employees on the objective of creating stockholder value and promoting the success of the Company, and that incentive compensation plans like the proposed 2021 Plan are an important attraction, retention and motivation tool for participants in the plan. Therefore, our Board of Directors recommends that our stockholders approve the 2021 Plan.

Summary Description of the 2021 Equity Incentive Plan

The principal terms of the 2021 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2021 Plan, which appears as Annex D to this this proxy statement/consent solicitation statement/prospectus.

Purpose.    The purpose of the 2021 Plan is to promote the success of the Company by providing an additional means for us to attract, motivate, retain and reward selected employees and other eligible persons through the grant of awards. Equity-based awards are also intended to further align the interests of award recipients and stockholders.

Administration.    The Company’s Board of Directors or one or more committees appointed by the Board of Directors will administer the 2021 Plan. The Board of Directors has delegated general administrative authority for the 2021 Plan to the Compensation Committee. The Board of Directors or a committee thereof (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under the 2021 Plan. (The appropriate acting body, be it the Board of Directors or a committee or other person within its delegated authority is referred to in this proposal as the “Administrator”).

The Administrator has broad authority under the 2021 Plan, including, without limitation, the authority:

•        to select eligible participants and determine the type(s) of award(s) that they are to receive;

•        to grant awards and determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;

•        to determine any applicable vesting and exercise conditions for awards (including any applicable performance and/or time-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, or determine that no delayed vesting or exercise is required, to determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, to establish the events (if any) on which exercisability or vesting may accelerate (including specified terminations of employment or service or other circumstances), and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards (subject in the case of options and stock appreciation rights to the maximum term of the award);

•        to cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;

•        subject to the other provisions of the 2021 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award;

•        to determine the method of payment of any purchase price for an award or shares of the Company’s common stock delivered under the 2021 Plan, as well as any tax-related items with respect to an award, which may be in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of the Company’s common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law;

•        to modify the terms and conditions of any award, establish sub-plans and agreements and determine different terms and conditions that the Administrator deems necessary or advisable to comply with laws in the countries where the Company or one of its subsidiaries operates or where one or more eligible participants reside or provide services;

•        to approve the form of any award agreements used under the 2021 Plan; and

•        to construe and interpret the 2021 Plan, make rules for the administration of the 2021 Plan, and make all other determinations for the administration of the 2021 Plan.

No Repricing.    In no case (except due to an adjustment to reflect a stock split or other event referred to under “Adjustments” below, or any repricing that may be approved by stockholders) will the Administrator (1) amend an outstanding stock option or stock appreciation right to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award.

Eligibility.    Persons eligible to receive awards under the 2021 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, and certain consultants and advisors to the Company or any of its subsidiaries. We estimate that, immediately following the Closing of the Business Combination, approximately            officers and employees of the Company and its subsidiaries (including all of the Company’s named executive officers), and each of the            members of the Company’s Board of Directors who are not employed by the Company or any of its subsidiaries (“Non-Employee Directors”), will be considered eligible under the 2021 Plan. In addition, we estimate that approximately            individual consultants and advisors engaged by the Company and its subsidiaries will then be considered eligible under the 2021 Plan.

Aggregate Share Limit.    The maximum number of shares of Common Stock that may be issued or transferred pursuant to awards under the 2021 Plan equals the sum of the following (such total number of shares, the “Share Limit”):

•                   shares, minus

•        the number of any shares of Common Stock subject to stock options that were granted under the 2016 Plan during the period between the date of the Business Combination Agreement and the Effective Time (as defined in the Business Combination Agreement) that either remained outstanding at the Effective Time or were exercised prior to the Effective Time, with such number of shares being adjusted as of the Effective Time based on the Per Share Stock Consideration (as such term is defined in the Business Combination Agreement) in accordance with the applicable adjustment provisions set forth in the Business Combination Agreement, plus

•        the number of any shares subject to stock options granted under the 2016 Plan and outstanding as of the date of stockholder approval of the 2021 Plan (the “Stockholder Approval Date”) which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date without being exercised, plus

•        the number of any shares subject to restricted stock awards granted under the 2016 Plan that are outstanding and unvested on the Stockholder Approval Date that are forfeited, terminated, cancelled, or otherwise reacquired by the Company after the Stockholder Approval Date without having become vested.

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of the 2021 Plan, with the first such increase to occur in January 2022, by an amount equal to the lesser of (i) two percent of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Board of Directors.

As of           , 2021, approximately            shares were subject to stock options then outstanding under the 2016 Plan, and approximately            shares were subject to unvested restricted stock awards then outstanding under the 2016 Plan. As noted above, no additional awards will be granted under the 2016 Plan.

Additional Share Limits.    The following other limits are also contained in the 2021 Plan. These limits are in addition to, and not in lieu of, the Share Limit for the plan described above and, in the case of share-based limits, are applied on a one-for-one basis without applying the premium share-counting ratio for full-value awards discussed above.

•        The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is            shares. (For clarity, any shares issued in respect of incentive stock options granted under the plan will also count against the overall Share Limit above.)

•        Awards that are granted under the 2021 Plan during any one calendar year to any person who, on the grant date of the award, is a Non-Employee Director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under the 2021 Plan during that same calendar year to that individual in his or her capacity as a Non-Employee Director and (ii) the dollar amount of all other cash compensation payable by the Company to such Non-Employee Director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $          ; provided that this limit is $           as to (1) a Non-Employee Director who is serving as the independent Chair of the Board of Directors or as a lead independent director at the time the applicable grant is made or (2) any new Non-Employee Director for the calendar year in which the non-employee director is first elected or appointed to the Board of Directors. For purposes of this limit, the “grant date fair value” of an award means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Company’s financial reporting. This limit does not apply to, and will be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Company or one of its subsidiaries. This limit applies on an individual basis and not on an aggregate basis to all Non-Employee Directors as a group.

Share-Limit Counting Rules.    The Share Limit of the 2021 Plan is subject to the following rules:

•        Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2021 Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2021 Plan.

•        Except as described below, to the extent that shares are delivered pursuant to the exercise of a stock appreciation right granted under the 2021 Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be charged against the Share Limit with respect to such exercise.)

•        Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award granted under the 2021 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award granted under the 2021 Plan, will not be counted against the Share Limit and will again be available for subsequent awards under the 2021 Plan (but such shares shall not again become available for issuance as incentive stock options).

•        To the extent that an award granted under the 2021 Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will again be available for subsequent awards under the 2021 Plan.

•        In the event that shares are delivered in respect of a dividend equivalent right granted under the 2021 Plan, the number of shares delivered with respect to the award will be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit.) Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under the 2021 Plan other than the aggregate Share Limit.

In addition, the 2021 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the Company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2021 Plan. The Company may not increase the applicable share limits of the 2021 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).

Types of Awards.    The 2021 Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in the Company’s common stock or units of the Company’s common stock, as well as cash bonus awards. The 2021 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.

A stock option is the right to purchase shares of the Company’s common stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of the Company’s common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences of Awards Under the 2021 Plan” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2021 Plan. Incentive stock options may only be granted to employees of the Company or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of the Company’s common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of the Company’s common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2021 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units or phantom stock (which are contractual rights to receive shares of stock, or cash based on the fair market value of a share of stock), dividend equivalents which represent the right to receive a payment based on the dividends paid on a share of stock over a stated period of time, or similar rights to purchase or acquire shares, and cash awards.

Any awards under the 2021 Plan (including awards of stock options and stock appreciation rights) may be fully-vested at grant or may be subject to time- and/or performance-based vesting requirements.

Dividend Equivalents; Deferrals.    The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that awards under the 2021 Plan (other than options or stock appreciation rights), and/or deferrals, earn dividends or dividend equivalents based on the amount of dividends paid on outstanding shares of Common Stock, provided that any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the dividend payment will be subject to forfeiture or repayment, as the case may be, if the related vesting conditions are not satisfied).

Assumption and Termination of Awards.    If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Company, awards then-outstanding under the 2021 Plan will not automatically become fully vested pursuant to the provisions of the 2021 Plan so long as such awards are assumed, substituted for or otherwise continued. However, if awards then-outstanding under the 2021 Plan are to be terminated in such circumstances (without being assumed or substituted for), such awards would generally become fully vested (with any performance goals applicable to the award being deemed met at the “target” performance level), subject to any exceptions that the Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2021 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event or in connection with a termination of the award holder’s employment.

Transfer Restrictions.    Subject to certain exceptions contained in Section 5.6 of the 2021 Plan, awards under the 2021 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting securities are held by the award recipient or by the recipient’s family members).

Adjustments.    As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2021 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority.    The 2021 Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to the Company’s common stock, under any other plan or authority.

Termination of or Changes to the 2021 Plan.    The Board of Directors may amend or terminate the 2021 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by the Board of Directors. Unless terminated earlier by the Board of Directors and subject to any extension that may be approved by stockholders, the authority to grant new awards under the 2021 Plan will terminate on               , 2031. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

U.S. Federal Income Tax Consequences of Awards under the 2021 Plan

The U.S. federal income tax consequences of the 2021 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2021 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

With respect to nonqualified stock options, the company is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2021 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the company will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2021 Plan in connection with a “change in control” (as this term is used under the U.S. Internal Revenue Code), the company may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, under Section 162(m) of the Code, the aggregate compensation in excess of $1,000,000 payable to current or former Named Executive Officers (including amounts attributable to equity-based and other incentive awards) may not be deductible by the Company in certain circumstances.

Specific Benefits under the 2021 Equity Incentive Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the 2021 Plan. The Company is not currently considering any other specific award grants under the 2021 Plan. If the 2021 Plan had been in existence in fiscal 2020, the Company expects that its award grants for fiscal 2020 would not have been substantially different from those actually made by the Company in that year. For information regarding share-based awards granted to the Named Executive Officers during fiscal 2020, see the material under the heading “Executive and Director Compensation” below.

Equity Compensation Plan Information

GCAC did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2020.

Vote Required

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the GCAC Special Meeting, assuming that a quorum is present. Abstentions will have no effect on this Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

The approval and adoption of the Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, and each other proposal at the GCAC Special Meeting.

Recommendation of the Board

GCAC’S BOARD UNANIMOUSLY RECOMMENDS THAT
GCAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE ESPP PROPOSAL (PROPOSAL 5)

Overview

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the ESPP. A total of              shares of the Company’s common stock (“Common Stock”) will initially be reserved for issuance under the ESPP, and additional shares will become available for issuance under the ESPP each year as described below under “Limits on Authorized Shares; Limits on Contributions.” our Board of Directors has approved the ESPP, subject to stockholder approval at the GCAC Special Meeting.

Under the ESPP, shares of the Company’s common stock will be available for purchase by eligible employees who elect to participate in the ESPP. Eligible employees will be entitled to purchase, by means of payroll deductions, limited amounts of the Company’s common stock at a discount during periodic offering periods. The ESPP will not be effective without stockholder approval.

The Board of Directors believes that the ESPP will help the Company retain and motivate eligible employees and will help further align the interests of eligible employees with those of the Company’s stockholders. The Company has not yet determined the timing of the initial offering period under the ESPP.

Summary Description of the ESPP

The principal terms of the ESPP are summarized below. The following summary is qualified in its entirety by the full text of the ESPP, which appears as Annex E to this proxy statement/consent solicitation statement/prospectus.

Purpose.    The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of the Company’s common stock at a favorable price and upon favorable terms in consideration of the participating employees’ continued services. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in the Company’s employ and to advance the best interests of the Company and those of the Company’s stockholders.

Operation of the ESPP.    It is currently expected that the ESPP will operate in successive six-month periods referred to as “Offering Periods.” The ESPP administrator may change the duration of Offering Periods from time to time in advance of the applicable Offering Period, provided that no Offering Period may be shorter than three months or longer than 27 months. The ESPP administrator may also provide that an Offering Period will consist of multiple “purchase periods,” with a purchase of shares under the ESPP to occur at the end of each such purchase period. However, only one Offering Period may be in effect at any one time.

On the first day of each Offering Period (referred to as the “Grant Date”), each eligible employee who has timely filed a valid election to participate in the ESPP for that Offering Period will be granted an option to purchase shares of the Company’s common stock. A participant must designate in the election the percentage of the participant’s compensation to be withheld from his or her pay during that Offering Period for the purchase of stock under the ESPP. The participant’s contributions under the ESPP will be credited to a bookkeeping account in his or her name. A participant generally may elect to terminate, but may not otherwise increase or decrease, his or her contributions to the ESPP during an Offering Period. Amounts contributed to the ESPP constitute general corporate assets of the Company and may be used for any corporate purpose.

Each option granted under the ESPP will automatically be exercised on the last day of the Offering Period with respect to which it was granted, or the last day of each purchase period for an Offering Period that consists of multiple purchase periods (each such date on which ESPP options are exercised is referred to as an “Exercise Date”). The number of shares acquired by a participant upon exercise of his or her option will be determined by dividing the participant’s ESPP account balance as of the Exercise Date by the Option Price for the applicable period. The determination of the Option Price for each Offering Period (or each purchase period within an Offering Period) will be established by the ESPP administrator in advance of the applicable period, except that in no event may the Option Price be lower than the lesser of (i) 85% of the fair market value of a share of the Company’s common stock on the applicable Grant Date, or (ii) 85% of the fair market value of a share of the Company’s common stock on the applicable Exercise Date. A participant’s ESPP account will be reduced upon exercise of his or her option by the amount used to pay the Option Price for the shares acquired by the participant. No interest will be paid to any participant or credited to any account under the ESPP.

Eligibility.    Only certain employees will be eligible to participate in the ESPP. To participate in an Offering Period, on the Grant Date of that period an individual must:

•        be employed by the Company or one of its subsidiaries that has been designated as a participating subsidiary;

•        be customarily employed for more than 20 hours per week; and

•        be customarily employed for more than five months per calendar year.

We estimate that, immediately following the Closing of the Business Combination, approximately              officers and employees of the Company and its subsidiaries (including all of the Company’s Named Executive Officers), would be eligible to participate in the ESPP if the plan were then in effect.

Limits on Authorized Shares; Limits on Contributions.    If stockholders approve the ESPP, a maximum
of              shares of the Company’s common stock will initially be available for delivery under the ESPP. In addition, this share limit will automatically increase on the first trading day in January of each of the calendar years during the term of the ESPP, with the first such increase to occur in January 2022, by an amount equal to the lesser of (A) one percent of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, (B)              shares of Common Stock, or (C) such number of shares of Common Stock as may be established by the Board of Directors.

Participation in the ESPP is also subject to the following limits:

•        A participant cannot contribute more than 15% of his or her compensation to the purchase of stock under the ESPP in any one payroll period.

•        A participant cannot purchase more than              shares of the Company’s common stock under the ESPP in any one Offering Period (subject to adjustment by the ESPP administrator for any Offering Period that is longer or shorter than six months).

•        A participant cannot purchase more than $25,000 of stock (valued at the start of the applicable Offering Period and without giving effect to any discount reflected in the purchase price for the stock) under the ESPP in any one calendar year.

•        A participant will not be granted an option under the ESPP if it would cause the participant to own stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of the Company or one of its subsidiaries or to the extent it would exceed certain other limits under the Code.

We have the flexibility to change the 15%-contribution and the individual-share limit referred to above from time to time without stockholder approval. However, we cannot increase the aggregate-share limit under the ESPP, other than to reflect stock splits and similar adjustments as described below, without stockholder approval. The $25,000 and the 5% ownership limitations referred to above are required under the Code.

Antidilution Adjustments.    As is customary in stock incentive plans of this nature, the number and kind of shares available under the ESPP, as well as ESPP purchase prices and share limits, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to our stockholders.

Termination of Participation.    A participant’s election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect or the participant ceases to participate in the ESPP. A participant’s participation in the ESPP generally will terminate if, prior to the applicable Exercise Date, the participant ceases to be employed by the Company or one of its participating subsidiaries or the participant is no longer scheduled to work more than 20 hours per week or five months per calendar year.

If a participant’s ESPP participation terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, the participant will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, the participant’s option for that Offering Period will automatically terminate and his or her ESPP account balance will be paid to him or her in cash without interest. However, a participant’s termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.

Transfer Restrictions.    A participant’s rights with respect to options or the purchase of shares under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration.    The ESPP is administered by the Board of Directors or by a committee appointed by the Board of Directors. The Board of Directors has appointed the Compensation Committee of the Board of Directors as the administrator of the ESPP. The administrator has full power and discretion to adopt, amend or rescind any rules and regulations for carrying out the ESPP and to construe and interpret the ESPP. Decisions of the ESPP administrator with respect to the ESPP are final and binding on all persons.

No Limit on Other Plans.    The ESPP does not limit the ability of the Board of Directors or any committee of the Board of Directors to grant awards or authorize any other compensation, with or without reference to the Company’s common stock, under any other plan or authority.

Amendments.    The Board of Directors generally may amend or terminate the ESPP at any time and in any manner, provided that the then-existing rights of participants are not materially and adversely affected thereby. Stockholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirement of Section 423 of the Code or to the extent otherwise required by law or applicable listing rules. The ESPP administrator also may, from time to time, without stockholder approval, designate those subsidiaries of the Company whose employees may participate in the ESPP and make certain other administrative changes as authorized by the plan.

Termination.    No new Offering Periods will commence under the ESPP on or after             , 2031, unless the Board of Directors terminates the ESPP earlier. The ESPP will also terminate earlier if all of the shares authorized under the ESPP have been purchased. If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), subject to any provision made by the Board of Directors for the assumption or continuation of the options then outstanding under the ESPP, the Offering Period then in progress will be shortened and the outstanding options will automatically be exercised on a date established by the ESPP administrator that is not more than 10 days before the closing of the transaction.

Federal Income Tax Consequences of the ESPP

Following is a general summary of the current federal income tax principles applicable to the ESPP. The following summary is not intended to be exhaustive and does not describe state, local or international tax consequences.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Participant contributions to the ESPP are made on an after-tax basis. That is, a participant’s ESPP contributions are deducted from compensation that is taxable to the participant and for which the Company is generally entitled to a tax deduction.

Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP option. The Company will have no tax deduction with respect to either of those events. A participant will generally recognize income (or loss) only upon a sale or disposition of any shares that the participant acquires under the ESPP. The particular tax consequences of a sale of shares acquired under the ESPP depend on whether the participant has held the shares for a “Required Holding Period” before selling or disposing of the shares. The Required Holding Period starts on the date that the participant acquires the shares under the ESPP and ends on the later of (1) two years after the Grant Date of the Offering Period in which the participant acquired the shares, or (2) one year after the Exercise Date on which the participant acquired the shares.

If the participant holds the shares for the Required Holding Period and then sells the shares at a price in excess of the purchase price paid for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the shares on the Grant Date of the Offering Period in which the participant acquired the shares exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Grant Date), or (2) the gain on the sale of the shares. Any portion of the participant’s gain on the sale of the shares not taxed as ordinary income will be taxed as long-term capital gain. If the participant holds the shares for the Required Holding Period and then sells the shares at a price less than the purchase price paid for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. The Company will not be entitled to a tax deduction with respect to any shares held by the participant for the Required Holding Period, regardless of whether the shares are eventually sold at a gain or a loss.

The participant has a “Disqualifying Disposition” if the participant disposes of the shares before the Required Holding Period has been met. If the participant sells the shares in a Disqualifying Disposition, the participant will realize ordinary income in an amount equal to the difference between the purchase price paid for the shares and the fair market value of the shares on the Exercise Date on which the participant acquired the shares, and the Company generally will be entitled to a corresponding tax deduction. In addition, if the participant makes a Disqualifying Disposition of the shares at a price in excess of the fair market value of the shares on the Exercise Date, the participant will realize capital gain in an amount equal to the difference between the selling price of the shares and the fair market value of the shares on the Exercise Date. Alternatively, if the participant makes a Disqualifying Disposition of the shares at a price less than the fair market value of the shares on the Exercise Date, the participant will realize a capital loss in an amount equal to the difference between the fair market value of the shares on the Exercise Date and the selling price of the shares. The Company will not be entitled to a tax deduction with respect to any capital gain realized by a participant.

Specific Benefits

The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase shares of the Company’s common stock under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.

Equity Compensation Plan Information

GCAC did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2020.

Vote Required

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the GCAC Special Meeting, assuming that a quorum is present. Abstentions will have no effect on this Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

The approval and adoption of the ESPP is conditioned on the approval of the Business Combination Proposal, and each other proposal at the GCAC Special Meeting.

Recommendation of the Board

GCAC’S BOARD UNANIMOUSLY RECOMMENDS THAT
GCAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

THE ADJOURNMENT PROPOSAL (PROPOSAL 6)

Overview

The Adjournment Proposal, if adopted, will allow the GCAC Board to adjourn the GCAC Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to GCAC’s stockholders in the event that based upon the tabulated vote at the time of the GCAC Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal. In no event will the GCAC Board adjourn the GCAC Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the GCAC Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by GCAC’s stockholders, the GCAC Board may not be able to adjourn the GCAC Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of GCAC common stock represented in person online or by proxy and entitled to vote thereon at the GCAC Special Meeting to vote “FOR” the Adjournment Proposal. Failures to vote by proxy or to vote in person online at the GCAC Special Meeting or abstentions will have no effect on the outcome of the vote on the Adjournment Proposal.

Recommendation of the GCAC Board of Directors

GCAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
GCAC’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT GCAC

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to GCAC.

Overview

We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination.

IPO

On February 2, 2021, we consummated the GCAC IPO in which we issued 17,250,000 Units, including 2,250,000 units sold upon the full exercise of the underwriters’ over-allotment option. Each Unit consisted of one share of GCAC Class A common stock, and one-half of one Warrant, with each whole Warrant entitling the holder thereof to purchase one share of GCAC Class A common stock for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to us of $172,500,000. On February 2, 2021, simultaneously with the consummation of the GCAC IPO, we completed the Private Placement of an aggregate of 5,175,000 Private Placement Warrants to the Sponsor Group, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to us of $5,175,000.

A total of $172,500,000, (or $10.00 per Unit) comprised of $168,337,625 of the proceeds from the initial public offering and $4,162,375 of the proceeds of the sale of the private placement warrants , was placed in a U.S.-based trust account at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee.

On March 18, 2021, we announced that the holders of the Units may elect to separately trade shares of the GCAC Class A common stock and Warrants comprising the Units commencing on March 22, 2021. Those Units not separated continue to trade on Nasdaq under the symbol “GCACU,” and the GCAC Class A common stock and Warrants that are separated trade on Nasdaq under the symbols “GCAC” and “GCACW,” respectively.

Effecting a Business Combination

Selection of a Target Business and Structuring of our Initial Business Combination

So long as we obtain and maintain a listing for our securities on Nasdaq, we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding taxes payable on the interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. The fair market value of our initial business combination will be determined by our board of directors based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation, a valuation based on trading multiples of comparable public businesses or a valuation based on the financial metrics of M&A transactions of comparable businesses. If our board of directors is not able to independently determine the fair market value of our initial business combination, we will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm with respect to the satisfaction of such criteria. While we consider it unlikely that our board of directors will not be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of a target’s assets or prospects. We do not intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination. Subject to this requirement, our management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses, although we will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operations.

In any case, we will only complete an initial business combination in which we own or acquire 50% or more of the outstanding voting securities of the target or otherwise acquire a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. If we own or acquire less than 100% of the equity interests or assets of a target business or businesses, the portion of such business or businesses that are owned or acquired by the post-transaction company is what will be taken into account for purposes of Nasdaq’s 80% of net assets test. There is no basis for investors in this offering to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination.

To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

In evaluating a prospective business target, we expect to conduct a thorough due diligence review, which may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as a review of financial and other information that will be made available to us.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of GCAC Class A common stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is anticipated to be approximately $10.00 per public share. Our sponsor, officers, directors and Nautilus entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination. HB Strategies has agreed to waive its redemption rights with respect to its founder shares.

Manner of Conducting Redemptions

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of GCAC Class A common stock upon the completion of our initial business combination either (i) in connection with a stockholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether we will seek stockholder approval of a proposed initial business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek stockholder approval under the law or stock exchange listing requirement. Under Nasdaq rules, asset acquisitions and stock purchases would not typically require stockholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our outstanding common stock or seek to amend the GCAC Charter would require stockholder approval. If we structure an initial business combination with a target company in a manner that requires stockholder approval, we will not have discretion as to whether to seek a stockholder vote to approve the proposed initial business combination. We may conduct redemptions without a stockholder vote pursuant to the tender offer rules of the SEC unless stockholder approval is required by law or stock exchange listing requirements or we choose to seek stockholder approval for business or other legal reasons. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with such rules.

If a stockholder vote is not required and we do not decide to hold a stockholder vote for business or other legal reasons, we will, pursuant to the GCAC Charter:

•        conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

•        file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public stockholders not tendering more than a specified number of public shares which are not purchased by our sponsor, which number will be based on the requirement that we will only redeem our public shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon completion of our initial business combination (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. If public stockholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

If, however, stockholder approval of the transaction is required by law or stock exchange listing requirement, or we decide to obtain stockholder approval for business or other legal reasons, we will, pursuant to the GCAC Charter:

•        conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•        file proxy materials with the SEC.

In the event that we seek stockholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public stockholders with the redemption rights described above upon completion of the initial business combination.

If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the company representing a majority of the voting power of all outstanding shares of capital stock of the company entitled to vote at such meeting. Our initial stockholders will count toward this quorum and pursuant to the letter agreement, our sponsor, officers, directors, and Nautilus have agreed to vote their founder shares and any public shares purchased during or after our initial public offering (including in open market and privately negotiated transactions) in favor of our initial business combination. HB Strategies has agreed to vote its founder shares in favor of our initial business combination. For purposes of seeking approval of the majority of our outstanding shares of common stock voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, in addition to our initial stockholders’ founder shares, we would need only 6,468,751, or 37.5%, of the 17,250,000 public shares sold in our initial public offering to be voted in favor of an initial business combination (assuming all outstanding shares are voted; or 1,078,126, or 6.25%, assuming only the minimum number of shares representing a quorum are voted and assuming our sponsor, officers and directors and their affiliates do not purchase any units in or after our initial public offering) in order to have our initial business combination approved. We intend to give approximately 30 days (but not less than 10 days nor more than 60 days) prior written notice of any such meeting, if required, at which a vote shall be taken to approve our initial business combination. These quorum and voting thresholds, and the voting agreements of our initial stockholders, may make it more likely that we will consummate our initial business combination. Each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction.

The GCAC Charter provides that we will only redeem our public shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon completion of our initial business combination (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. For example, the proposed initial business combination may require: (i) cash consideration to be paid to the target or its owners, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed initial business combination. In the event the aggregate cash consideration we would be required to pay for all shares of Class A common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all shares of GCAC Class A common stock submitted for redemption will be returned to the holders thereof.

Limitation on Redemption upon Completion of our Initial Business Combination if we Seek Stockholder Approval

Notwithstanding the foregoing, if we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, the GCAC Charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 25% of the shares sold in our initial public offering, which we refer to as the “Excess Shares.” Such restriction shall also be applicable to our affiliates. We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed initial business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public stockholder holding more than an aggregate of 25% of the shares sold in our initial public offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 25% of the shares sold in our initial public offering without our prior consent, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Tendering Stock Certificates in Connection with Redemption Rights

We may require our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the meeting held to approve a proposed initial business combination by a date set forth in the proxy materials mailed to such holders or to deliver their shares to the transfer agent electronically using DWAC, at the holder’s option. The proxy materials that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public stockholders to satisfy such delivery requirements. Accordingly, a public stockholder would have from the time we send out our proxy materials until the date set forth in such proxy materials to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short exercise period, it is advisable for stockholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through DWAC. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the stockholders’ vote on an initial business combination, and a holder could simply vote against a proposed initial business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her redemption rights. After the initial business combination was approved, the company would contact such stockholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the stockholder then had an “option window” after the completion of the initial business combination during which he or she could monitor the price of the company’s stock in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the redemption rights, to which stockholders were aware they needed to commit before the stockholder meeting, would become “option” rights surviving past the completion of the initial business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the initial business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the proxy materials. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed initial business combination is not completed, we may continue to try to complete an initial business combination with a different target until August 2, 2022.

Redemption of Public Shares and Liquidation if no Initial Business Combination

The GCAC Charter provides that we will have only until August 2, 2022 to complete our initial business combination. If we are unable to complete our initial business combination by August 2, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by August 2, 2022.

Our sponsor, officers, directors, Nautilus and HB Strategies entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination by August 2, 2022. However, if our sponsor, officers, directors or the other initial stockholders who are parties to the letter agreement acquire public shares in or after our initial public offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination by August 2, 2022.

Our sponsor, officers, directors and Nautilus agreed, pursuant to a written agreement with us, that they will not propose any amendment to the GCAC Charter (i) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by August 2, 2022 or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their shares of GCAC Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes divided by the number of then outstanding public shares. HB Strategies has agreed to the foregoing terms except that it will not waive redemption rights with respect to its public shares. However, we will only redeem our public shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon completion of our initial business combination (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement (described above), we would not proceed with the amendment or the related redemption of our public shares at such time.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the trust account to pay any tax obligations we may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes on interest income earned on the trust account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of our initial public offering and the sale of the private placement warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by stockholders upon our dissolution would be approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we have sought and will continue to seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum and Maxim will not execute agreements with us waiving such claims to the monies held in the trust account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Each of our sponsor and Nautilus have agreed that it will be liable to us, on a pro rata basis based on the number of founder shares owned by them, if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor or Nautilus to reserve for such indemnification obligations, nor have we independently verified whether any of these initial stockholders has sufficient funds to satisfy its indemnity obligations and believe that the only assets of our sponsor and Nautilus are securities of our company. Therefore, we cannot assure you that our initial stockholders would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked our sponsor to reserve for such indemnification obligations and we cannot assure you that our sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

We will seek to reduce the possibility that our sponsor has to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our trust account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination by August 2, 2022 may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination by August 2, 2022, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination by August 2, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our public shares as soon as reasonably possible after August 2, 2022 and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we have sought and will continue to seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust account is remote. Further, our sponsor may be liable only to the extent necessary to ensure that the amounts in the trust account are not reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public stockholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) the completion of our initial business combination, (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend any provisions of the GCAC Charter (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by August 2, 2022 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of all of our public shares if we are unable to complete our business combination by August 2, 2022. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with the initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such stockholder must have also exercised its redemption rights as described above. These provisions of the GCAC Charter, like all provisions of the GCAC Charter, may be amended with a stockholder vote.

Facilities

We do not own any real estate or other physical properties materially important to our operation. Our executive office is located at 300 Park Avenue, 16th Floor, New York, New York 10022. Such facility is provided by our Sponsor, an affiliate of Maxim, for a monthly fee of $5,750.

Employees

We currently have two officers. These individuals are not obligated to devote any specific number of hours to our matters but they devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any such person devotes in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

GCAC’S MANAGEMENT

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to GCAC before the Business Combination.

Directors and Executive Officers

The directors and executive officers of GCAC are as follows as of the date of this proxy statement/consent solicitation statement/prospectus:

Name	Age	Position
Prokopios (Akis) Tsirigakis	66	President, Chairman, Co-Chief Executive Officer and Director
George Syllantavos	57	Co-Chief Executive Officer, Chief Financial Officer and Director
Harry Braunstein	71	Director
Gary Leibler	54	Director
Evan Breibart	56	Director

Prokopios (Akis) Tsirigakis has served as our Chairman of the Board of Directors, President and co-Chief Executive Officer since December 2019. Mr. Tsirigakis is currently chief executive officer of Nautilus Energy Management Corp. and chief executive officer of SevenSeas Investment Fund (Luxembourg). Mr. Tsirigakis founded three blank check companies, conducted their initial public offerings and successfully closed three business combinations. From May 2016 until December 2018, Mr. Tsirigakis served as chairman and co-chief executive officer of Stellar Acquisition III, Inc. (Nasdaq:STLR), a special purpose acquisition company that completed an initial public offering on August 16, 2016. From May 2011 until October 2013, Mr. Tsirigakis served as chairman and co-CEO of Nautilus Marine Acquisition Corp. (Nasdaq:NMAR), a special purpose acquisition company that completed an initial public offering on July 16, 2011. Mr. Tsirigakis has served as the chief executive officer of Nautilus Offshore Services Inc., an offshore service vessel owner and the successor of Nautilus Marine, since October 2013 and as a vice president of Dryships, Inc. (Nasdaq:DRYS), which acquired Nautilus Offshore Services Inc., since December 2015. From 2011 to 2015, Mr. Tsirigakis served as a director of Ocean Rig UDW Inc. (Nasdaq:ORIG). From May 2005 to November 2007, he co-founded and served as chairman of the board, chief executive officer and president of, Star Maritime (AMEX:SEA), a blank check company. From November 2007 until February 2011, he was the president and chief executive officer of, Star Bulk Carriers Corp., a dry-bulk ship-owning company and the successor of Star Maritime. From November 2003 until November 2007, he served as managing director of Oceanbulk Maritime S.A., a company that managed dry bulk vessels. From November 1998 to November 2007, Mr. Tsirigakis established and served as the managing director of Combine Marine Inc., a ship management company. From 1981 to 1998, Mr. Tsirigakis was the vice-president and technical director of Konkar Shipping Agencies S.A. of Athens and of Arkon Shipping Agencies Inc. of New York. Mr. Tsirigakis received his Master’s Degree (1979) and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor, USA.

George Syllantavos has served as our co-Chief Executive Officer, Chief Financial Officer, Secretary and Director since December 2019. Mr. Syllantavos is a director of ITHAX Acquisition Corp. (Nasdaq:ITHX), a special purpose acquisition company that completed an initial public offering on February 1, 2021 raising $241.5 million. He serves as a director of Phunware Inc. (Nasdaq:PHUN). From May 2016 until December 2018, Mr. Syllantavos co-founded and served as co-chief executive officer of Stellar Acquisition III, Inc. (Nasdaq:STLR), a special purpose acquisition company that completed an initial public offering on August 16, 2016. Mr. Syllantavos co-founded in February 2013, and is chief executive officer of, Nautilus Energy Management Corp. (not affiliated with Nautilus Offshore Services Inc.), a maritime energy services company involved in maritime project business development and ship management focusing on the drybulk and tanker sectors. From May 2011 until February 2013, Mr. Syllantavos co-founded and served as co-chief executive office and chief financial officer of Nautilus Marine Acquisition Corp. (Nasdaq:NMAR), a special purpose acquisition company that completed an initial public offering on July 16, 2011. He served as the chief financial officer of Nautilus Offshore Services Inc., an offshore service vessel owner and the successor of Nautilus Marine, from February 2013 until April 2014. From November 2007 to August 2011, he served as chief financial officer, secretary and director of Star Bulk Carriers Corp., a dry-bulk ship-owning company (Nasdaq:SBLK). From May 2005 to November 2007, he served as the chief financial officer, secretary and director of Star Maritime (AMEX:SEA), its predecessor, which was a special purpose acquisition company that completed an initial public offering on December 16, 2005 raising $189 million. From May 1999 to December 2007, he was the president and general manager of Vortex Ltd., an aviation consulting firm specializing in strategic analysis, fleet planning and asset management. From January 1998 to April 1999, he served as a financial advisor to Hellenic Telecommunications Organization S.A., where, on behalf of the chief executive officer, he coordinated and led the company’s listing on the New York Stock Exchange (NYSE:OTE) raising $1.1 billion and had responsibilities for the strategic planning and implementation of multiple acquisitions of fixed-line telecommunications companies. Mr. Syllantavos served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he helped structure the equivalent of a US$700 million bond issuance for the payment of outstanding debts to the suppliers of the Greek National Health System. From 1998 to 2004, he served as a member of the Investment Committee of a merchant banking firm, where he was involved in negotiating, structuring and implementing the acquisition of several small-medium sized manufacturing firms. Before that, he served for almost 5 years as a transportation consultant with an aviation focus specializing in strategic planning, corporate finance and fleet asset management. Mr. Syllantavos has a B.Sc. in Industrial Engineering from Roosevelt University in Chicago and an MBA in Operations Management, International Finance and Transportation Management from the Kellogg Graduate School of Management at Northwestern University.

Harry Braunstein has served as a director of GCAC since January 7, 2021. Mr. Braunstein has been practicing law for over 45 years with a focus on corporate and commercial real estate transactions. He has been serving as the managing partner of Braunstein Turkish LLP since 2010, which specializes in mergers and acquisitions, joint ventures, private placements, transactional real estate, commercial lending, and franchise law. Prior to founding Braunstein Turkish LLP, Mr. Braunstein practiced with the Wall Street law firm Herzfeld & Rubin, P.C. for over twenty years, ultimately becoming head of the real estate group before establishing his own firm. Mr. Braunstein was a substantial shareholder and the Chairman of the Board of, Gotham Bank of New York, a commercial bank and member of the Federal Reserve. Gotham Bank was sold to Provident Bank, a subsidiary of Provident New York Bancorp (NYSE: PBNY) in August of 2012 and in April of 2013 Provident Bank acquired Sterling National Bank. (NYSE: STL). Following the sale, he became a member of the New York advisory board of Sterling. Mr. Braunstein was admitted to the New York bar and is admitted to practice before the Federal courts of the United States and holds a BA in Political Science from Queens College and a Juris Doctor degree from Brooklyn Law School.

Gary Leibler has served as a director of GCAC since January 7, 2021. Mr. Leibler is the founder of Shavit Capital, a private equity practice that specializes in investing in late stage Israeli technology companies, and has been serving as the managing partner of Shavit Capital since 2007. Shavit Capital has over $400 million under management across five private equity funds. Mr. Leibler has been involved in many successful technology companies including over 20 companies that completed IPOs in the U.S. or other public capital markets. Portfolio companies led by him were sold to leading multinational companies including Microsoft, AOL, Amdocs and Alcatel-Lucent. He has served as director of various high-tech and investment advisory companies. Mr. Leibler was also the founder and managing partner of AIG Orion Venture Capital Fund, which was managed in partnership with the international private equity practice of American International Group (NYSE: AIG). Mr. Leibler also served as a manager of the private equity practice of AIG Global Emerging Markets which at the time managed the world’s largest investment firm that specialized in emerging economies. Mr. Leibler holds a B.Sc. degree in laws and a BSc degree in economics from Monash University, Melbourne, Australia.

Evan Breibart has served as a director of GCAC since January 7, 2021. He is an experienced shipping executive, investor and lawyer. Mr. Breibart co-founded Jelco Delta Holding Corp., a company focusing on investment in shipping companies, in 2013 and has served as a director of Jelco since then. From 2001 to 2012, he served as general counsel of Restis Group, one of the largest private shipping companies in Greece. During that period, he was instrumental in growing the family fleet from 18 reefer vessels to over 120 dry bulk and tanker vessels. He was responsible for negotiating and executing a broad range of high value strategic transactions and also instrumental in establishing a number of shipping related joint venture companies. Prior to that, Mr. Breibart practiced shipping law with leading solicitors Watson Farley William and Holman Fenwick Willan. He holds a BA in English and a Juris Doctor degree from University of Georgia and a Master of Law in European Law from Universite Libre de Bruxelles in Belgium.

Number and Terms of Office of Officers and Directors

Our board of directors consists of five members and is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until March 31, 2022. The term of office of the first class of directors, consisting of Messrs. Braunstein, Leibler and Breibart expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Tsirigakis and Syllantavos, expire at the second annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Senior Managing Directors, Managing Directors, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

Director Independence

So long as we maintain a listing for our securities on Nasdaq, a majority of our board of directors must be independent beginning February 2, 2022. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Braunstein, Leibler and Breibart are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

None of our officers has received any cash compensation for services rendered to us. Commencing on January 29, 2021, we have paid our sponsor, an affiliate of Maxim, a total of $5,750 per month for office space, utilities and secretarial and administrative support. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our officers and directors, or, other than as described herein, to our sponsor or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to certain limited exceptions, the rules of Nasdaq and Rule 10A-3 under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Messrs. Braunstein, Leibler and Breibart are serving as members of our audit committee, and Mr. Leibler chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Messrs. Braunstein, Leibler and Breibart meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) under the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Mr. Leibler qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Messrs. Braunstein, Leibler and Breibart serve as members of our compensation committee, and Mr. Braunstein chairs the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Messrs. Braunstein, Leibler and Breibart meet the independent director standard under Nasdaq listing standards applicable to members of the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of our sponsor of $5,750 per month, for up to 18 months, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Messrs. Braunstein, Leibler and Breibart. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Board will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year have not served, as a member of the compensation committee of any entity that has one or more officers serving on our Board.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement filed in connection with our initial public offering. You can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See the section of this prospectus entitled “Where You Can Find Additional Information.”

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. These executive officers, directors and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons. Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all reports applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner in accordance with Section 16(a) of the Exchange Act.

Limitation on Liability and Indemnification of Directors and Officers

The GCAC Charter provides that our current officers and directors have been, and will be, indemnified by us to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended. In addition, the GCAC Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We have previously entered into agreements with our current officers and directors to provide contractual indemnification in addition to the indemnification provided for in the GCAC Charter. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

GCAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of GCAC’s financial condition and results of operations should be read in conjunction with the sections entitled “Information About GCAC,” “Selected Financial and Other Data of GCAC” and GCAC’s consolidated financial statements and related notes to those statements and other information included elsewhere in this proxy statement/consent solicitation statement/prospectus. This discussion contains forward-looking statements based upon our current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/consent solicitation statement/prospectus. Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to GCAC and its consolidated subsidiaries before the Business Combination.

Overview

We are a blank check company, incorporated under the laws of the State of Delaware on January 4, 2010 under the name PinstripesNYS, Inc., and changed our name to Growth Capital Acquisition Corp. on February 14, 2020. GCAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds from the GCAC IPO and the sale of the Private Placement Warrants.

Recent Developments

Proposed Business Combination

See “The Business Combination Proposal (Proposal 1)” elsewhere in this proxy statement/consent solicitation statement/prospectus, which disclosure is incorporated herein by reference.

The Business Combination Agreement

See “The Business Combination Proposal (Proposal 1) — General Description of the Business Combination Agreement” elsewhere in this proxy statement/consent solicitation statement/prospectus, which disclosure is incorporated herein by reference.

Related Agreements

See “The Business Combination Proposal (Proposal 1) — General Description of the Business Combination Agreement — Related Agreements” elsewhere in this proxy statement/consent solicitation statement/prospectus, which disclosure is incorporated herein by reference.

Results of Operations

As of June 30, 2021, we had not commenced any operations. All activity from March 31, 2020 through June 30, 2021 relates to our formation, our prior unconsummated initial public offering, and the GCAC IPO. We will not generate any operating revenues until after the completion of the Business Combination, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the GCAC IPO. We have selected March 31 as our fiscal year end.

For the three months ended June 30, 2021, we had a net loss of $1,525,461, which consisted of approximately $66,638 in general and administrative costs, an unrealized loss on fair value changes of warrants of $1,466,250, partially offset by interest income of $7,427. We expect to continue to incur significant costs in the pursuit of our acquisition plans. GCAC cannot assure our public stockholders that our plans to raise capital or to complete our business combination will be successful.

Liquidity and Capital Resources

As of June 30, 2021, we had cash of $718,500.

On February 2, 2021, we consummated the GCAC IPO in which we issued 17,250,000 Units, including 2,250,000 Units sold upon the full exercise of the underwriters’ over-allotment option.

Each Unit consisted of one share of GCAC Class A common stock, and one-half of Warrant, with each whole Warrant entitling the holder thereof to purchase one share of GCAC Class A common stock for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to us of $172,500,000. On February 2, 2021, simultaneously with the consummation of the GCAC IPO, we completed the Private Placement of an aggregate of 5,175,000 Private Placement Warrants to the Sponsor Group, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to us of $5,175,000. Transaction costs amounted to $4,296,946, consisting of $3,450,000 of underwriting fees, and $824,946 of other offering costs.

Following the closing of the GCAC IPO, an aggregate of $172,500,000 ($10.00 per Unit) comprised of $168,337,625 of the proceeds from the initial public offering and $4,162,375 of the proceeds of the sale of the private placement warrants, was placed in a U.S.-based trust account (the “Trust Account”) located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, which were invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds registered under the Investment Company Act of 1940, as amended. Unless and until we complete our initial business combination, we may pay our expenses only from the net proceeds of the GCAC IPO held outside the Trust Account, which as of February 2, 2021 were $968,580.

Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our taxes, the proceeds from the GCAC IPO may not be released from the Trust Account until the earliest of: (i) the completion of the initial business combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of its public shares if we do not complete our initial business combination by August 2, 2022; or (iii) the redemption of all of our public shares if we are unable to complete our initial business combination by August 2, 2022 (at which such time up to $100,000 of interest shall be available to us to pay liquidation or dissolution expenses), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $5,750 for office space, utilities and secretarial and administrative services. We began incurring these fees on January 29, 2021 and will continue to incur these fees monthly until the earlier of the completion of a business combination and our liquidation.

Pursuant to the Business Combination Marketing Agreement entered into by GCAC and Maxim (which is the managing member of our Sponsor) in connection with the GCAC IPO, upon consummation of the Business Combination the Maxim Transaction Fee, will be payable to Maxim and Maxim will also be reimbursed for all reasonable and documented costs and expenses associated with services performed by Maxim. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the Maxim Transaction Fee or have these expenses reimbursed.

Pursuant to the Placement Agent Engagement Letter, at the Closing, Maxim and J.P. Morgan will be paid a fee for acting as private placement agents in connection with the Business Combination (of which $515,000 is payable to Maxim) (the “Placement Agent Fee”), together with reasonable out-of-pocket expenses for which Maxim and J.P. Morgan have not previously been reimbursed thereunder. Accordingly, Maxim and J.P. Morgan have an interest in

GCAC completing the Business Combination because, if the Business Combination or another business combination is not consummated, Maxim and J.P. Morgan will not receive the Placement Agent Fee and will not be reimbursed for unpaid expenses pursuant to the Placement Agent Engagement Letter.

Pursuant to the M&A Advisory Engagement Letter, at the Closing, Maxim will be paid the M&A Advisory Fee, together with reasonable out-of-pocket expenses for which Maxim has not previously been reimbursed thereunder. Accordingly, Maxim has an interest in GCAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Maxim will not receive the M&A Advisory Fee or have these expenses reimbursed.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting policies.

Warrant Liability

We evaluate our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

We currently account for the warrants issued in connection with the GCAC IPO in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, we classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each reporting period. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in our statement of operations. As of June 30, 2021 and 2020, there were 13,800,000 and 0 warrants outstanding, respectively.

Common Stock Subject to Possible Redemption

We account for GCAC Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity”. GCAC Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of the our control and subject to the occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the balance sheet.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common stock outstanding during the period. The Company applies the two-class method in calculating earnings per share. GCAC common stock subject to possible redemption at June 30, 2021, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net income per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The calculation of diluted earnings per common stock does not consider the effect of the warrants issued in connection with the (i) IPO, (ii) exercise of over-allotment and (iii) Private Placement as such warrants were anti-dilutive. These warrants are exercisable to purchase 13,800,000 shares of GCAC Class A common stock in the aggregate.

Our statement of operations includes a presentation of income per GCAC Class A common stock subject to possible redemption in a manner similar to the two-class method of earnings per common stock. Net income per common stock, basic and diluted, for redeemable GCAC Class A common stock is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of redeemable GCAC Class A common stock outstanding since original issuance. Net income per common stock, basic and diluted, for non-redeemable GCAC Class B common stock is calculated by dividing the net income, adjusted for income attributable to redeemable GCAC Class B common stock, by the weighted average number of non-redeemable GCAC Class B common stock outstanding for the periods. Non-redeemable GCAC Class B common stock include the Founder Shares as these common stock do not have any redemption features and does not participate in the income earned on the Trust Account.

Recent accounting standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

CERTAIN GCAC RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to GCAC before the Business Combination.

In April 2010, an affiliate of our sponsor purchased an aggregate of 5,000,000 founder shares for an aggregate purchase price of $25,000. In July 2012, we issued 376,344 shares of our common stock to a third party as consideration for services performed. In February 2020, the third party forfeited 257,649 shares of our common stock and we effectuated a recapitalization of our common stock into two classes (intended to qualify as a “reorganization” under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended). All founder shares, which represented all of the common stock issued and outstanding as of that date, were re-designated as GCAC Class B common stock and we created a new GCAC Class A common stock. In February 2020, we also effected a 0.8425-for-1 reverse stock split resulting in an aggregate of 4,312,500 founder shares. On August 14, 2020, our sponsor forfeited an aggregate of 2,833,333 shares of GCAC Class B common stock to the Company for no consideration, and each of Nautilus and HB Strategies purchased from the Company 1,379,167 shares of GCAC Class B common stock for a purchase price of $2,043 (or an aggregate purchase price of $4,086). In January 2021, three initial stockholders of the Company forfeited an aggregate of 718,750 shares of GCAC Class B common stock at no cost, which we cancelled, resulting in an aggregate of 3,593,750 founder shares outstanding and held by our initial stockholders. On January 29, 2021, we effectuated a 1.2-for-1 forward stock split, resulting in an aggregate of 4,312,500 shares held by our Sponsor, Nautilus and HB Strategies. The number of founder shares issued and outstanding was determined based on the expectation that such founder shares would represent approximately 20% of the outstanding shares (not including any securities purchased in our initial public offering by affiliates). The founder shares (including the GCAC Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders.

Our sponsor, Nautilus and HB Strategies purchased an aggregate of 5,175,000 private placement warrants for an aggregate purchase price of $5,175,000, in a private placement that occurred simultaneously with the closing of our initial public offering.

The private placement warrants are identical to the warrants contained in the units sold in our initial public offering except that the private placement warrants, so long as they are held by our initial stockholders or their permitted transferees, (i) will not be redeemable by us, (ii) may not (including the GCAC Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by our initial stockholders until 30 days after the completion of our initial business combination, (iii) may be exercised by the holders on a cashless basis, (iv) will be entitled to registration rights and (v) for so long as they are held by our sponsor, will not be exercisable after January 29, 2026 in accordance with FINRA Rule 5110(g). Our initial stockholders will be permitted to transfer the private placement warrants and underlying securities, held by them to certain permitted transferees, including our officers and directors and other persons or entities affiliated with or related to it, but the transferees receiving such securities will be subject to the same agreements with respect to such securities as our initial stockholders. These securities will not, subject to certain limited exceptions, be transferable or salable until 30 days after the completion of our initial business combination. The private placement warrants will be non-redeemable so long as they are held by our initial stockholders or their permitted transferees. The private placement warrants may also be exercised by our initial stockholders and their permitted transferees for cash or on a cashless basis. Otherwise, the private placement warrants, have terms and provisions that are identical to those of the warrants being sold as part of the units in our initial public offering, including as to exercise price, exercisability and exercise period.

As of January 29, 2021, we have agreed to pay our sponsor, an affiliate of Maxim, a total of $5,750 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Other than as described herein, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, were paid or will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Our sponsor, Nautilus and HB Strategies agreed to loan us an aggregate of up to $300,000 to be used for a portion of the expenses of our initial public offering. These loans were due at the closing of our initial public offering. The loan was repaid from the proceeds of our initial public offering.

In order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers, directors and affiliates may, but are not obligated to, loan us additional funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans (only if such loans were made to us after April 29, 2021) may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such additional loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration rights agreement with respect to the private placement warrants, shares of GCAC Class A common stock underlying the private placement warrants, warrants issuable upon conversion of working capital loans (if any), and the shares of GCAC Class A common stock issuable upon exercise or conversion of the foregoing.

Hudson Bay Capital Management LP (“Hudson Bay”) purchased 750,000 units in our initial public offering at the public offering price and became an affiliate (as defined in the Securities Act) of us, we have agreed to file a registration statement to register the resale of the units (including the shares of GCAC Class A common stock and warrants included in the units) purchased by Hudson Bay (or its nominee) in our offering.

We previously engaged Roth Capital Partners, LLC, or (“Roth Capital”), to be the qualified independent underwriter of the GCAC IPO and Roth Capital participated in the preparation of the GCAC IPO Prospectus and conducted due diligence with respect thereto. Upon the completion of the GCAC IPO, in consideration for Roth Capital’s services and expenses, we paid Roth Capital a fee of $100,000.

We have engaged Maxim as an advisor in connection with our business combination, pursuant to the Business Combination Marketing Agreement entered into with Maxim. We will pay Maxim a cash fee for such services upon the consummation of our initial business combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of our initial public offering, including the proceeds from the full exercise of the underwriters’ over-allotment option. As a result, Maxim will not be entitled to such fee unless we consummate our initial business combination.

Contemporaneously with the execution and delivery of the Business Combination Agreement, GCAC, Sponsor, Nautilus, HB Strategies, and Cepton entered into the Unpaid Expenses and Lock-Up Agreement, pursuant to which, among other things, Sponsor, Nautilus, and HB Strategies agree that if GCAC’s unpaid or contingent liabilities as of immediately prior to the Closing (excluding deferred underwriting and business combination marketing fees and expenses arising from GCAC’s initial public offering and excluding any fees and expenses arising from the PIPE Investment) exceed $10,000,000, Sponsor, Nautilus, and HB Strategies, each will, at their election, either forfeit immediately prior to the Closing a number of Founder Shares and Founder Warrants having an aggregate value equal to the Excess Expense Amount (as defined in the Unpaid Expenses and Lock-Up Agreement)) or (ii) pay to GCAC an amount in cash equal to the Excess Expense Amount. Pursuant to the Unpaid Expenses and Lock-Up Agreement Sponsor, Nautilus, and HB Strategies are subject to certain lock-up restrictions.

INFORMATION ABOUT CEPTON

Unless the context requires otherwise, references to “Cepton,” “we,” “us,” “our” and “our company” in this section are to the business and operations of Cepton prior to the Business Combination.

Company Overview

Cepton’s mission is to deploy high performance, mass-market lidars to deliver safety and autonomy across the Automotive and Smart Infrastructure (each as defined below) markets.

Cepton is focused on the mass-market commercialization of high performance, high quality lidar solutions. By adopting our solutions, our customers can deliver safety and autonomy applications across a broad range of end-markets, including our primary market — advanced driver assistance systems (“ADAS”) in consumer and commercial vehicles. We believe that ADAS in consumer and commercial vehicles represents the largest market opportunity for lidar applications over the next decade as well as the market with the best potential for near term mass-market commercialization.

Since the inception of our company in 2016, building lidars for broad market adoption has been our guiding principle. Mass-market deployment guided not just our end market focus, but also our product design choices, our areas of technological innovation, our approach to manufacturing and our go-to-market strategy and partnerships. Consequently, our value proposition has focused on developing a lidar that appropriately balances performance, cost and reliability. Our original thesis was that lidar would gain broad based adoption only when solutions strike the right balance across these three key facets.

Based on this approach, Cepton has gained acceptance for its technology in the Automotive market. In 2019, following approximately two years of rigorous engagement and working alongside our Automotive Tier 1 partner, Koito, we were awarded the largest known ADAS lidar series production award in the industry to date by General Motors (“OEM-B”). This award includes multiple platforms and vehicle models, with an estimated production start in 2023.

As a Silicon Valley-based company led by technical experts in optoelectronics, technology innovation is at the core of our company. Cepton developed a comprehensive end-to-end lidar platform consisting of:

•        proprietary hardware building blocks, including our breakthrough patented Micro Motion Technology (“MMT®”) 3D lidar imaging technology and our system-on-a-chip (“SoC”) lidar engine application-specific integrated circuit (“ASIC”);

•        a portfolio of industrial-grade and automotive-grade (“autograde”) near-range to ultra-long range lidars;

•        automotive software enabling safe, secure and efficient integration in vehicles; and

•        feature rich perception software capabilities.

Industry Background

We believe we are at the center of major shifts in technology, consumer preferences and industry trends that are catalyzing the adoption of lidar solutions across our target markets.

ADAS is one of the fastest growing segments in the automotive industry.

Automotive original equipment manufacturers (“OEMs”) currently offer a range of Society of Automotive Engineers (“SAE”) L1/L2 (“L1/L2”) ADAS technologies such as lane keep assist, adaptive cruise control and automatic emergency braking, which have helped improve vehicle safety while adding comfort features that consumers value. Many OEMs and their Tier 1 suppliers are actively working to improve their ADAS offerings on new vehicle models. This might involve enhancing the capability and usability of existing SAE Level 2 (“L2”) features or offering additional features which do not meet the requirements of SAE Level 3 (“L3”) systems, where the responsibilities of driving start to shift from the driver to the vehicle. The interim stage between SAE L2 and SAE L3 is commonly referred to as Level 2+ (“L2+”). While L2+ ADAS features are included in a select number of vehicles today, over the next five to ten years, such advanced ADAS features are expected to become mainstream and achieve wide-spread adoption. In a 2019 report, Frost and Sullivan estimates that by 2030, 67% of vehicles sold globally will have at least L2 and L3 autonomous driving (“AD”) capability.

Multiple factors are driving demand for ADAS functionality in modern consumer vehicles.

Demand for L2+ ADAS features are likely to be driven by multiple factors:

•        Growing consumer demand for enhanced safety and autonomous features in consumer vehicles: According to the American Automobile Association’s 2021 annual automated vehicle survey, 80% of drivers said that they want current vehicle safety systems, such as automatic emergency braking and lane keeping assistance, to work better, and 58% of drivers said they want these systems in their next vehicle.

•        Continued emphasis by regulators on reducing traffic accidents and fatalities, which increases the likelihood that ADAS features considered optional today might become mandatory in the future.

•        The shift towards software-based subscription models for ADAS features, which are expected to increase the availability of ADAS-related hardware in consumer vehicles.

Lidar technologies are proliferating and enabling ADAS functions with higher levels of safety and autonomy.

Highly dynamic environments around a moving vehicle require extensive sensor data to enable safety and autonomy features. To date, the industry has adopted a combination of sensors, primarily cameras and radars, to enable L1 and L2 functions. Vehicles equipped with L1/L2 capabilities face a number of deficiencies, such as the inability to detect pedestrians and bikes under certain conditions, including when under direct exposure to sunlight and in poor lighting conditions, and incomplete lane, road-edge and barrier detection. As a result, achieving L2+ and higher levels (i.e., L3-L5) of autonomy coupled with vehicle safety requires enhanced sensing capabilities and complementary sensor data for faster, more accurate and more reliable perception and to meet redundancy requirements for functional safety. Lidar addresses many of these challenges and offers key benefits due to its high resolution combined with high accuracy in measuring distances to objects and its own independent and integrated light source. Many lidar capabilities cannot be easily replaced by other sensors, making lidar an essential sensor for L2+ ADAS applications.

Continual innovation is driving down lidar costs and enabling large scale adoption.

We believe that lidar adoption in mass-market consumer vehicles has been limited due to two major factors. First, lidars that have been able to achieve high performance levels have not been able to achieve autograde reliability and low cost. Second, lidars that were able to demonstrate a path towards autograde reliability and low cost have been unable to meet adequate performance requirements to achieve L2+ ADAS vehicle safety and autonomy goals. Lidar innovation is changing this landscape by combining high performance with high reliability and low cost, with Cepton being in a prime position to drive this transformation using our patented, mirrorless and frictionless MMT® imaging method.

Cost reductions may be enabled by the use of lower cost components, component integration (e.g., in the form of proprietary ASICs and lidar modules) and economies of scale accompanying larger scale deployments, especially in the ADAS market. Our view is that the path to autograde reliability is paved by using mainstream, proven components and technology architectures that are less vulnerable to reliability concerns. In addition, we believe that collaboration between lidar companies and Automotive Tier 1 suppliers that have high volume manufacturing capabilities further enhances lidar quality and autograde reliability.

Multiple industrial and infrastructure sectors are undergoing digital transformation and are expected to benefit from high performance, lidar-based perception solutions.

Numerous market applications are adopting new solutions and modernizing their operations and infrastructure to improve safety and security, while driving higher efficiency and privacy. As many sectors transform in this manner, they are leveraging technologies that combine physical infrastructure and sensors with advanced digital technologies including the internet of things, artificial intelligence, and cloud and edge computing. Per the World Economic Forum, emerging technologies are projected to increase efficiency and reduce costs by up to 30% across all operations. Both public and private sectors are embracing these new technologies to reap the benefits of digital transformation in order to develop applications for Smart Cities, Smart Spaces, Smart Industrials and other market segments. Advanced sensing and perception solutions are increasingly at the foundation of such digital transformation, as they enable the capture, transmission, processing and real-time analysis of data at unprecedented levels of accuracy. For instance, many industries have previously adopted technologies such as video cameras and thermal cameras for perception-based applications. However, modern applications are requiring a level of accuracy, uptime, and privacy not currently achievable with those sensors. Lidars provide accurate and anonymized 3D information under a variety of lighting and environmental conditions, and offer the solutions needed across a wide range of smart applications. Lidars can supplement cameras and other sensors in vision-critical applications and provide a compelling alternative to cameras in privacy-critical or vision-agnostic applications, for example, analysis of foot traffic at retail outlets without identifying personal information.

Our Market Focus

Our lidars enable safety features and L2 to SAE Level 4 (“L4”) autonomy in ADAS and autonomous vehicles (“AV”) applications (the “Automotive” market). We set a goal since day one to target the consumer vehicle ADAS market, anticipating the need to serve the largest automotive OEMs in the world with sensors that would play an important role in enabling enhanced L2+ ADAS applications, with enhanced safety and autonomy features. ADAS is one of the fastest growing segments within the Automotive industry. According to a 2019 Frost and Sullivan report, it is estimated that by 2030, 67% of vehicles sold globally will have at least L2 and L3 AD capability. This is supported by growing consumer demand for enhanced safety and autonomous features in vehicles. We estimate that the ADAS market for lidar solutions will represent a $50 billion market opportunity by 2030.

While our main focus within the Automotive market has been the L2+ ADAS market, we have naturally extended our reach to L4 AVs. Level 4 AVs such as robotaxis typically operate for a prolonged period of time, which requires highly reliable sensors that can maintain high levels of performance. In addition, as AV technologies become more mature, cost and efficiency will become important design criteria to drive widespread adoption. The fundamental functions of lidars being used in ADAS and AV are similar and, based on our discussions with customers in the L4 AV market, we believe that the AD industry will adopt lidars optimized for ADAS to drive widespread adoption of AVs. This places Cepton in a strong position to capture a significant share in the AV market as that market matures.

As an additional area of focus, Cepton has established a strong presence in the Smart Infrastructure market. We believe our strength in this market is that our lidar sensors and perception solutions provide an attractive value proposition and high suitability for applications in market segments such as Smart Cities, Smart Spaces and Smart Industrials (each defined below), which together comprise the “Smart Infrastructure” market. This enables us to build a diversified business with an additional pillar of growth opportunities outside of the Automotive space.

•        “Smart Cities” includes applications such as: (i) pedestrian safety, vehicle safety, wrong-way driving detection, emergency vehicle guidance, and traffic flow management for smart roads; (ii) vehicle profiling/classification, vehicle speed and dimension estimation, axle classification, and container scanning for smart tolling; and (iii) obstacle detection, pedestrian detection, track health monitoring and intersection monitoring for smart rail.

•        “Smart Spaces” includes applications such as: (i) foot traffic analysis, safe zones, and social distancing for crowd analytics; (ii) securing critical infrastructure, area/zone access, gateway entry monitoring and anonymized surveillance for security; and (iii) injury prevention, accident avoidance, workplace safety and early warning/alerts for safety.

•        “Smart Industrials” includes applications such as: (i) container scanning, free space detection, object detection and object classification for industrial applications; and (ii) 3D mapping, object detection, object classification and autonomous navigation for autonomous ground vehicles.

Differentiated Value Proposition

Cepton’s lidar solutions enable high performance and autograde reliability at competitive prices. Our lidars are able to achieve this because our designs use robust, low-cost components coupled with a proprietary lidar engine ASIC and a frictionless, mirrorless 3D-imaging technology referred to as MMT®. Our design choices coupled with our proprietary technology results in Cepton lidars having high performance, low power consumption, compact form factor and high manufacturability for large scale deployment.

Designing a lidar for mass market adoption in the Automotive market requires balancing performance (e.g., range, resolution and field of view), reliability (e.g., automotive certifications), price, vehicle integration (e.g., size and power) and volume manufacturability. For example, a lidar might have high performance but compromise on reliability, size, power and price. On the other end of the spectrum, a lidar could achieve low cost and good reliability but fail to meet minimum performance requirements. According to a leading independent consulting firm that conducted a market study commissioned by Cepton, as of January 2021, Cepton is the only provider with products that fulfill all major OEM requirements across key criteria for L2+ ADAS applications by providing high performance combined with autograde reliability and attractive pricing. Our differentiated value proposition is further validated by our series production award from OEM-B, which is the largest known ADAS lidar series production award to-date, based on number of vehicle models awarded.

Largest Series Production Award at OEM-B Positions Cepton as Lidar Market Share Leader

In 2017, we started a journey of rigorous engagement with OEM-B to enable their next generation L2+ ADAS program, for vehicle models expected to commence production in 2023. Following approximately two years of engagement including design, testing, validation and integration workstreams, Cepton, alongside our Tier 1 partner, Koito, was selected as the sole lidar provider to support the ADAS program with a series production award covering multiple vehicle platforms and models through 2027. To date, this represents the largest known ADAS lidar series production award based on number of vehicle models, and we believe it represents a significant validation of the superiority of Cepton’s products and our ability to develop innovative lidar solutions for the Automotive industry in partnership with leading Tier 1 suppliers. This award positions Cepton as one of the key suppliers of OEM-B as well as a potential supplier to OEM-B’s affiliates worldwide.

We have gained significant commercial traction across our target markets. In total, we shipped products to over 100 paying customers since 2018 and have over 160 engagements in our pipeline. In the Automotive market we have engagements with varying maturities, with many Tier 1s and OEMs, including all 10 of the top 10 OEMs based on IHS Markit, a leading independent third-party industry analytics and information provider, vehicle production volume rankings for 2019. In the Smart Infrastructure market, we have many projects across the Smart Cities, Smart Spaces and Smart Industrials segments, often in partnership with system integrators and large customers. We believe our series production award from OEM-B and the extent of our current engagements position Cepton to be a market share leader in the lidar industry.

Proprietary Technologies Combined With A Comprehensive Offering Enables Sustainable Competitive Advantage

We developed our lidars with technologies, hardware building blocks and design principles that are highly synergistic. We combine proven, widely available materials and components with proprietary designs to achieve high performance, small form factor, low power, high reliability and low cost, which we believe are all key aspects of a mass-market lidar. Some of our most important lidar sensor innovations include our proprietary single-chip ASIC lidar engine, our multi-chip lidar transceiver modules and our patented MMT® for 3D imaging. Cepton’s integrated lidar engine ASIC is a powerful data processing SoC that combines illumination control and high-sensitivity detection functions, with embedded proprietary algorithms and trade secrets to enable key lidar functions. Our MMT® architecture integrates our multi-chip lidar transceiver module with an elegant mirrorless, frictionless and rotation-free imaging technique to increase the reliability and manufacturability of the product while delivering high performance and low power at affordable price points. Our MMT® architecture is also flexible to accommodate other illumination and detection methods as these design options become proven and cost competitive in the future. We are also innovating in automotive software, having developed key automotive integration capabilities to enable seamless vehicle communication, cybersecurity, automotive safety integrity level (“ASIL”)-B functional safety and over-the-air update capabilities. Finally, our full stack perception solutions integrate our lidars with edge computing and powerful lidar perception software to deliver intelligent 3D perception for a range of applications. We believe that our comprehensive end-to-end lidar solution platform including lidar building blocks, lidar systems for near range, long-range and ultra-long-range applications, automotive software and perception software provide us the technology advantages and allow us to address demanding requirements in ADAS, AV and Smart Infrastructure applications. We expect that our technology advantages coupled with our commercial success, as evidenced by the largest known ADAS lidar series production award based on number of vehicle models, will provide a sustainable competitive advantage.

Strategic Relationship With Global Automotive Tier 1 Koito

In February 2020, we announced a strategic partnership with Koito, the number one supplier of automotive lighting systems globally (based on 2019 sales). At the same time, Koito participated in our Series C funding round. Koito is also the anchor investor for the PIPE Investment. As part of our collaboration, Koito obtained rights to manufacture and sell lidars based on Cepton’s MMT® lidar sensor design for an automotive application, using key components supplied by Cepton. In 2019, Koito and Cepton jointly won an ADAS lidar series production award, which is the largest known award of its kind to-date based on the number of vehicle models awarded, from OEM-B. We believe the combination of Koito’s leadership in automotive lighting and its expertise in high volume manufacturing provides us with the capabilities to jointly compete for the largest automotive programs in the industry with global auto OEMs.

Visionary, Founder-Led Team

Cepton is led by industry veterans with decades of collective experience across a range of lidar, imaging, optoelectronics and semiconductor technologies. Our co-founders Dr. Jun Pei (CEO) and Dr. Mark McCord (CTO) both hold Ph.Ds. in Electrical Engineering from Stanford University and have been working together for over a decade. Dr. Jun Pei was one of Dr. McCord’s top students during Dr. McCord’s tenure as an Associate Professor of Electrical Engineering at Stanford. The founding team has focused on building an engineering team with deep expertise in technical specialties required to build and sustain breakthrough lidar innovations. Our history of innovation is evident from the four generations of directional lidars and two generations of perception software solutions we have launched since 2016. We have also attracted accomplished business veterans with substantial experience across finance, lidar and automotive supply chain industries. As of September 30, 2021, the Cepton team included 117 team members including 52 engineers and 21 PhDs.

Our Market Opportunity

We have built our lidar solutions to serve a range of markets globally, including the Automotive and Smart Infrastructure markets. Our primary focus has been the ADAS market segment, which we believe represents the largest market opportunity for lidar solutions.

We address key parts of a large and rapidly growing market. From our analysis of third party reports and our own assumptions on the evolution of the lidar market, we estimate our market opportunity, or total accessible market, to be around $19 billion in 2020, growing to $49 billion in 2025 and $59 billion in 2030, representing a 12% compound annual growth rate. Our lidar solutions address many cases across the following markets:

Automotive

•        ADAS:    We estimate that total new vehicles with L2+ ADAS functionality represented approximately seven million units in 2020, growing to a projected 25 million in 2025 and 35 million in 2030. Based on our assumptions, we estimate the corresponding L2+ ADAS lidar market opportunity to increase from around $13 billion in 2020 to $41 billion in 2025 and $50 billion by 2030. Our estimates include both long-range and near-range lidars.

•        AV:    We estimate that total new vehicles with fully AD functions (L4 and above) represented approximately four thousand units in 2020, growing to 120 thousand in 2025 and 250 thousand in 2030. Based on our assumptions, we estimate the corresponding L4/L5 AV lidar market opportunity to increase from around $110 million in 2020 to $1.1 billion in 2025 and $1.4 billion by 2030. Our estimates include both long-range and near-range lidars.

Smart Infrastructure:    Based on our analysis of industry data and customer feedback, we estimate the Smart Infrastructure lidar market — including Smart Cities, Smart Spaces and Smart Industrials — to represent a potential market size of around $6.6 billion in 2020, growing to $7.0 billion in 2025 and $7.6 billion in 2030.

Our Approach and Value Proposition

Our lidar value proposition stems from a balanced design that addresses three key foundational pillars that we believe are essential to serve the ADAS market, namely, performance, cost and reliability. We believe that lidar solutions that only satisfy one or two of those pillars will have difficulty securing large scale market deployments. To truly become a mass-market solution, we believe that lidars need to meet all three key requirements, which requires a focused and highly innovative approach to lidar design, encompassing system architecture, technology and component choices, supply chain strategy and Tier 1 partnerships for enhancing manufacturability and achieving economies of scale. We believe our value proposition derived from this approach is highly differentiated in the market and positions Cepton to become one of the leaders in the lidar industry.

Cepton’s value proposition is centered on the following elements:

Proven design and technology.    Cepton lidars were designed from the ground up to achieve a balanced approach to performance, cost and reliability. Our lidar design uses a breakthrough, patented innovation in 3D imaging technology that we refer to as Micro Motion Technology. The MMT® architecture is capable of high resolution and long-range 3D-imaging, while enabling sensor robustness and reliability to meet the stringent requirements of automotive applications. Our design has been evaluated for mass-market lidar applications by many Tier 1 partners and customers across ADAS, AV and Smart Infrastructure markets. OEM-B awarded us a large ADAS lidar series production award after going through a rigorous selection process comparing our sensors to those of numerous competitors.

Superior performance.    Cepton lidars offer strong performance combining long range, high resolution and low power consumption enabled by our proprietary design. An independent market study conducted by a leading consulting firm commissioned by Cepton compared the performance specifications of Cepton to those of other major competitors across a set of characteristics. Their conclusion was that Cepton was the only lidar provider able to meet all key OEM requirements defined by the consulting firm for long-range ADAS applications.

Cost advantage.    We have designed our lidars to support attractive pricing at automotive production volumes, which is an important driver of lidar adoption for mass-market ADAS applications. Our lidars use proprietary micro-optical modules built with proven, low cost, 905 nm wavelength lasers (edge-emitting laser diodes) and silicon detectors (avalanche photo diodes or “APDs”). Our low cost, proprietary, lidar engine ASIC chips, which are integrated in our optical modules, enable high performance with a small footprint. Our patented MMT® assembly also uses low cost, widely available materials. Our manufacturing strategy leverages contract manufacturers for key components used in our lidars. We further anticipate using contract manufacturers to also manufacture lidars using our technology for sales to Smart Infrastructure customers and low volume Automotive customers. For Automotive series production, we partner with leading Automotive Tier 1 suppliers for high volume manufacturing and to drive economies of scale. In this case, we expect to license our technology to Tier 1 partners and sell lidar components to them, to enable Tier 1 partners to assemble and manufacture lidars in high volume. In collaboration with our Tier 1 partner, Koito, our series production award from OEM-B is expected to allow us to drive down cost as our lidar production scales in 2023 and beyond.

Compact form factor and low power consumption.    One of the biggest benefits of our lidars is their compact form factor, allowing for multiple options for vehicle integration. The low power consumption of our lidars combined with their compact form factor makes it possible to integrate our lidars behind the windshield, inside headlamps and in vehicle fascia, allowing for multiple integration options. These integration options facilitate embeddability in the vehicle, minimizing disruption to the vehicle’s natural styling — an important consideration for automotive OEMs.

Volume scalability and manufacturing.    Cepton builds its lidars with widely available, proven and inexpensive components using a manufacturable, modular and scalable architecture, making them ideally suited for high volume production. To enable high volume production, Cepton is able to license its technology and sell components to Automotive Tier 1 suppliers, who can manufacture and sell lidars using Cepton’s technology.

Autograde reliability and integration.    With respect to autograde applications, the design of Cepton’s lidars is enabled by Cepton’s material and component choices as well as the use of MMT®, a mirrorless, frictionless, rotation-free approach to 3D imaging. Cepton has also developed significant expertise in automotive software, such as AUTOSAR, cybersecurity, functional safety (ASIL-B), over-the-air update capability and more, which enables lidar deployment in vehicles and significantly increases Cepton’s competitive advantage.

Leading Tier 1 partner.    One of the most critical factors that enables lidar suppliers to win and deliver on ADAS programs is the ability to bring an experienced Automotive Tier 1 partner into the OEM engagement. Cepton has partnered with Koito, the world’s largest Automotive lighting Tier 1 supplier, based on auto lighting revenue for the year 2019. Koito is a development and manufacturing partner to Cepton as well as an investor in Cepton. Koito has a global footprint and customer base and has established a manufacturing line in Japan to make lidars using Cepton’s technology with components produced by Cepton. In addition to Koito, Cepton continues to work with other Tier 1 partners as needed based on specific customer engagements.

Cepton’s Technology Advantage

Lidar Design Principles and Cepton’s Technology Choices

We believe that selecting the right mix of technologies is a fundamental aspect to developing a lidar solution suitable for mass-market ADAS applications. We have developed our lidars focused on using technologies, components and design principles that are synergistic when combined, with the goal of achieving our three key pillars for success: performance, cost and reliability.

To understand different lidar technologies and choices, it is important to break down the core functions of the lidar. One of the three significant functions of lidar is to transmit light into the environment (transmission) using a source. When the light falls on objects, part of the light is reflected back. The second key function of the lidar is to detect the light that is reflected back (detection) using a detector (also known as receiver). Light has a well-known speed of transmission, and by measuring the time between when the light is transmitted from the source and when it is received by the detector (time of flight), we can accurately measure the three-dimensional distance (range) of the object from the lidar. At the same time, the lidar can capture data not just from a single point source and detector but cover a 2D field of view either by scanning or other methods. This third function of lidar is referred to as “imaging,” with different techniques offering varying image resolution. Choices of lidar technologies can therefore be evaluated based on how these three functions are achieved and how they balance the three key pillars for mass market deployment — namely, performance, cost and reliability.

The principles around lidar illumination and detection have been researched extensively over many decades. To achieve high reliability and low cost, maximizing the use of commonly available and proven materials and components is important. This is especially true when those choices adequately achieve the performance level required for the targeted applications. We believe this is the case when it comes to illumination and detection, as a result of which we chose proven, mature technologies and low cost components, such as 905 nm wavelength edge-emitting laser diodes for illumination and silicon based APDs for detection. We therefore chose to focus on innovation that enables the highest performance using mainstream technologies — namely, our powerful lidar engine ASIC for illumination control and detection, as well as our proprietary micro-optical lidar modules that combine the laser diodes, the APDs and our ASICs.

We believe that the key area of differentiation in lidar design today is how to form a 3D image efficiently — namely imaging, with high reliability and low cost. To achieve this objective, Cepton invented and patented an imaging mechanism called MMT®. MMT® is frictionless, mirrorless and rotation-free, which enables autograde reliability, high performance, low power and compact form factor lidars. Our MMT® lidars use durable, inexpensive and commonly available materials, with the ability to scale up to high manufacturing volumes to achieve low cost.

We believe that our technology choices in system design and our focus on combining mature and proven solutions with state of the art innovation led us to overcome what we believe is the hardest challenge in developing lidar, thereby allowing us to offer lidar solutions with high performance and autograde reliability at competitive prices and obtain the largest known ADAS lidar series production award to-date in the industry, from OEM-B.

Advantages of Cepton’s Lidar Technology Choices

We focused our technology innovation on what we believe are the most important areas of differentiation to deliver lidar solutions that meet or exceed our customers’ requirements for mass-market deployment. We believe our current technology choices achieve the balance between performance, cost and reliability and will enable high volume production to accelerate adoption in ADAS and other market segments. At the same time, our core innovations in imaging are complementary with emerging technologies and components in illumination and detection, which we continue to monitor and evaluate.

Illumination

Cepton adopted 905nm wavelength infrared laser diodes, which combine the commonly used illumination wavelength with low cost, autograde laser components that enable us to meet Class 1 eye safety requirements. Alternative illumination solutions available in the market include less mature 1550 nm fiber and tunable lasers, which have higher cost, require substantially more power to operate and are not easily qualified for automotive applications. Yet another market option involves ~850 nm wavelength lasers (vertical cavity surface emitting lasers, or “VCSELs”), which have significantly lower range performance. If these alternative illumination technologies were to mature to the point where they can meet long range ADAS performance requirements, reliability and cost objectives, Cepton has the option to integrate such technologies in its MMT® lidars.

Detection

Cepton selected direct time of flight based measurement of object distances using mature and commonly available receiver technologies such as silicon APDs. The simplicity and accuracy of this approach is well established, along with the low cost and ease of mass production. Coupled with the APDs, Cepton uses a proprietary custom ASIC, designed using proven silicon technologies and cost competitively manufactured with automotive qualified wafer fabs to implement advanced detection algorithms that are key to our performance advantages. Alternative detection modalities available in the market include those used with 1550 nm illumination, such as boutique components like InGaAs APDs which are more expensive and not proven for automotive applications. VCSEL-based illumination systems typically use a specialized detector technology called single photon avalanche diodes that are new to automotive applications and have limitations such as noise and range. Finally, a more recent emerging technology used for detection is frequency modulated continuous wave, which is a significantly more complex system with higher cost, frame rate limitations and unproven automotive reliability. If some of these alternative technologies can meet long range ADAS performance requirements, reliability and cost goals in the future, Cepton has the option to integrate such technologies in our MMT® lidars.

Imaging

Lidar imaging is an important area of innovation and differentiation for Cepton. Cepton’s MMT® provides an elegant and efficient solution for lidar imaging. Alternative lidar imaging methods commonly involve the use of mirrors, whereas MMT® is mirrorless, thereby increasing the optical efficiency and performance of the system, while reducing cost and eliminating mirror-related reliability problems. MMT® is a frictionless and rotation-free design that creates a dense 2-D image using sparse point measurements obtained from the receiver array. For ADAS applications, we believe that MMT® based lidars therefore offer the desired balance between performance, cost and reliability. In addition, our core MMT® design is compatible with various illumination and detection technologies; should some emerging solutions in transmission and detection become proven for automotive applications and achieve cost competitiveness, Cepton has the option to incorporate these solutions.

Cepton’s Lidar Platform

Cepton offers a comprehensive lidar solutions platform comprised of both hardware and software. Our innovation and product development has focused on every layer of the lidar stack, including (a) key proprietary building block hardware components that are used in our lidars, (b) a suite of MMT® lidar products for automotive and industrial applications covering near-range, long-range and ultra-long range detection, (c) software to enable seamless automotive integration, and (d) perception solutions for a variety of end markets applications, including ADAS.

Proprietary Hardware Building Blocks

We have developed multiple proprietary hardware building blocks supporting our lidar products. We combine widely available materials and components with proprietary or patented intellectual property to deliver lidars optimized for their intended application by balancing performance, cost and reliability. In the following, we highlight two of our key proprietary building blocks:

•        MMT® Core Assembly. Cepton’s patented MMT® is a frictionless, mirrorless, rotation-free architecture that enables high resolution, long range 3D imaging, while maximizing the sensor robustness and reliability to meet the stringent requirements of automotive applications. Cepton developed MMT® in-house, and we consider it a breakthrough innovation in the lidar industry due to its following qualities:

•        Reliable:    Design using durable materials

•        Versatile:    Ability to achieve near range to ultra-long-range and wide field of view

•        Innovative:    Simplicity combined with high precision, with patents covering all key aspects

•        Efficient:    Enables compact form factor with low power consumption and uses low-cost components

•        Scalable:    Modular design approach that can be easily scaled up for high volume manufacturing

•        Lidar engine ASIC for signal processing.    Cepton’s proprietary single chip lidar engine ASIC is a powerful data processing SoC that combines illumination control and advanced detection functions. Our ASIC chip was developed in-house and features the processing power equivalent to a multi-core computer with embedded proprietary algorithms and intelligence to enable lidar illumination control and detection. The ASIC is:

•        Reliable.    Uses mature silicon process technology and is manufactured by an automotive certified leading silicon foundry

•        Powerful.    Features include lidar illumination control combined with a sophisticated detection engine and signal processing capabilities

•        Innovative.    State-of-the-art lidar signal processing maximizes range and minimizes noise

•        Inexpensive.    Low cost and low power attributes stem from the size of our ASIC chip, which also enables seamless integration into Cepton’s proprietary micro-optical arrays

•        Available.    Currently shipping in B-sample lidars

Comprehensive Portfolio of Lidar Solutions

We offer multiple product families of lidars that are used in industrial and automotive applications.

•        Autograde lidar sensors

•        Vista-X:    Compact lidar solutions with a range of up to 200m for long-range applications in ADAS L2+/L3, AV L4/L5 and suitable for Smart Infrastructure applications

•        Vista-T:    Lidar solutions with a range of up to 300m for ultra-long-range applications in ADAS L2+/L3 and AV L4/L5

•        Nova:    Ultra small form factor lidar solution with a range of up to 30m for near-range applications in ADAS L2+/L3, AV L4/L5 and also suitable for Smart Infrastructure applications, with a wide horizontal and vertical field of view

•        Industrial grade lidar sensors

•        Vista-P:    Compact lidar solutions with a range of up to 200m for long-range applications in ADAS L2+/L3, AV L4/L5 and Smart Infrastructure

•        Sora-P:    Ultra-high scan rate, compact, quasi line-scanning lidar solutions that deliver high-fidelity profiling of objects moving at high speeds, for free flow tolling and other industrial applications

Automotive Software

Cepton has developed capabilities to provide automotive software to support efficient automotive integration for ADAS applications. Software features that fall in this category include, but are not limited to, supporting AUTOSAR compatibility, extrinsic and dynamic calibration, ASIL-B functional safety, diagnostics, cybersecurity, and over-the-air update capability.

Lidar Perception Solutions

Cepton offers intelligent, smart lidar perception solutions by combining lidar sensors with our advanced Helius® perception software and edge processing computers or servers. The Helius® software transforms 3D lidar point clouds (i.e., a set of individual points in 3D) into smart lidar data, also known as “objects,” that indicates which collection of points belongs to a specific object, what the object’s size, location and velocity are, as well as what type of object it is (e.g., vehicle, person). The process by which point cloud data is converted to actionable information is referred to as object detection, classification and tracking. At the same time, since lidar does not capture biometric information, Cepton’s lidar-based intelligent perception solutions are anonymized and therefore privacy-sensitive. This actionable information offers real-time, 3D perception to support various “smart” applications for our partners and customers. Helius® is currently offered for Smart Cities and Smart Spaces applications, with support for ADAS applications expected in the future.

The key value proposition of Cepton’s intelligent lidar perception solutions is the fact that they offer real-time, accurate, 3D object detection, classification, velocity and tracking in various lighting and weather conditions. The perception system is easy to integrate and offers comprehensive, scalable coverage by interconnecting multiple lidar sensors and combining data together seamlessly. For instance, as was demonstrated in a pilot project at Orlando International Airport, Florida, in partnership with The Indoor Lab, anonymized individuals could be tracked seamlessly from one end of a major airline terminal to the other end using our lidars and perception software, requiring no cameras or human intervention. This makes our system highly versatile for a wide variety of applications.

We anticipate that our perception software will continue to be offered through a license model adaptable to different industry needs — ranging from Smart Infrastructure to Automotive. For ADAS applications, our perception system is expected to provide a range of specialized features that go beyond object detection, classification, velocity and tracking to include features such as lane mark extraction, free space and curb detection.

Commercial Traction Overview

We sell our products globally across the Automotive and Smart Infrastructure markets. Our primary market focus is ADAS within automotive, with AV being an adjacent market. We define the ADAS market as including passenger cars, consumer vehicles and other commercial road vehicles that require an attentive driver. We define the AV market as including driverless vehicles, such as those used for delivery and taxi services, and are not owned by consumers. It is possible that many AVs might still require a safety driver for the foreseeable future, but they are nominally considered driverless vehicles and owned not by everyday consumers but as part of a commercial fleet. In Smart Infrastructure, we target a broad range of applications across Smart Cities, Smart Spaces and Smart Industrials market segments. In total, we have sold sensors to over 100 companies since 2018 across these various end markets.

Automotive — ADAS

Our primary market focus is the L2+ ADAS market where we target lidar programs for OEM series production vehicles. Our target customer ecosystem includes traditional passenger vehicle automotive OEMs and electric vehicle (“EV”) OEMs, as well as OEMs that sell commercial vehicles and trucks.

We target the ADAS industry by developing direct relationships with the OEMs globally and partnering with automotive Tier 1 suppliers who have existing relationships with the OEMs and play an important role in sourcing of automotive systems and components for the OEMs. Since the early days of our company, we have engaged automotive Tier 1s and OEM customers to develop relationships that enabled us to participate in some of the early lidar evaluations by the largest automotive OEMs in the world.

In 2017, we started a journey of rigorous engagement with OEM-B to enable their next generation L2+ ADAS program for vehicle models commencing production in 2023. Following approximately two years of engagement including demos, evaluation and vehicle integration workstreams, Cepton, alongside its Tier 1 partner, Koito, was selected as sole source lidar provider over numerous competitors to support OEM-B’s ADAS program with a series production award covering multiple vehicle platforms and models through 2027. To date, this represents the largest known ADAS lidar program awarded in the industry based on number of vehicle models.

Across the industry, we typically employ a three-way engagement model with automotive OEMs and Tier 1s. Upon engagement with an OEM prior to a program award, we develop an understanding of their product requirements, define the optimal product configuration for the OEM and then deliver prototypes and product for Tier 1 and OEM evaluation and feedback. When an OEM engagement successfully advances to a series production award, we engage more extensively with our Tier 1 partner to incorporate their feedback on design for manufacturing and support the Tier 1 partner’s validation and packaging of the lidar for the OEM vehicle system. As the engagement matures into the pre-production stage, we facilitate the flow of technology and process transfer to the Tier 1 partner and support the Tier 1 partner’s manufacturing ramp. Koito, a leading global provider of automotive lighting systems, is currently Cepton’s key manufacturing partner. In February 2020, Koito invested in and led Cepton’s Series C financing and is the anchor investor in the PIPE Investment. As part of the Series C financing, Koito obtained non-exclusive rights to manufacture and sell Cepton’s lidars to OEM-B, using key components and technologies from Cepton.

We are currently engaged in discussions with all Top 10 global automotive OEMs, based on vehicle production volume rankings for 2019, as well with four new EV OEMs, with varying maturities. For example, Ford Motor Company (“OEM-A”) recently announced an ongoing collaboration with Cepton on ADAS related research and development as well as on Smart City deployments. Separately, we continue to work with a number of automotive Tier 1 suppliers, with eight engagements on proof of concept or OEM related projects. We believe that our robust pipeline of engagements across OEMs and Tier 1s will enable us to win additional series production programs in the future.

Automotive — AV

As an adjacency to our primary market focus, we target AV OEMs in segments such as robotaxis and delivery vehicles, who seek both long-range and near-range lidars for their applications. Given our positive evaluations and progress at key automotive OEMs in the ADAS market, as well as our attractive price points, we have experienced significant interest in evaluating Cepton lidars from AV OEMs, consistent with our belief that the AD market will require and source autograde components as it matures. We have 13 engagements in our pipeline with AV customers in early or evaluation stages. Given the market and technology leadership of our AV customers and the direct transferability of ADAS lidar technology into the AV market, we believe our products will gain momentum in AV applications.

Smart Infrastructure

In Smart Infrastructure, our main go-to-market strategy is through partnership with system integrators, enabling them to offer complete solutions to their end customers using Cepton’s lidar solutions. We consider system integrators who have selected our products to deploy as part of their solutions to their end customers as our partners. We currently have over 10 system integrator partners and several active projects with these partners. Our system integration partners significantly expand our sales and marketing reach and complement our direct customer engagements in these segments. We also directly engage with large customers, such as large industrial players. Similar to the Automotive market, we expect to leverage Tier 1 partnerships to manufacture lidars sold into the Smart Infrastructure market.

We have established 126 engagements with Smart Infrastructure customers, ranging from early engagement, evaluation stage, advanced engagement and production partners, including nine production partner engagements with planned production ramps or partnership contracts. We typically establish and prove-out pilot projects for end customers with system integration partners before advancing into production.

Our Growth Strategies

We intend to drive the growth of our business by executing on the following strategies:

Grow our footprint with existing production customers.    As customers realize the benefits of our lidar solutions, we expect to grow our relationship by expanding our footprint to more platforms over time. We plan to continue targeted investments intended to expand within our existing customer base. We also plan to invest in growing our relationship with AV divisions of OEM customers. Additionally, we will leverage our Tier 1 and system integrator partnerships to deepen and broaden product adoption across our existing customers.

Convert existing customer engagements from evaluation to production.    Many of our existing customer engagements are in early stages, and we believe there is substantial opportunity to develop our engagements to advanced stages and convert these engagements to production awards. To drive customer acquisition, we intend to invest in strengthening our product offering, dedicate additional resources to expanding our sales, marketing and customer support efforts and grow our partner ecosystem including Tier 1 and system integrators.

Expand our ability to generate opportunities with new customers.    We plan to continue investing in our own sales and marketing organization and expand go-to-market efforts to build relationships with new industry partners, including Tier 1 suppliers, systems integrators and other technology partners, as well as establish and grow new distribution channels, in order to secure new opportunities.

Innovate and advance our platform and technology.    We have a history of technological innovation having developed innovative technologies such as MMT® and our lidar engine ASIC. We intend to continue making substantial investments in research and development (“R&D”) and hiring top technical talent to develop new technologies, strengthen the technical aspects of our products and expand our ability to serve more opportunities and customers in our target end markets.

Competition

The market for lidar solutions is competitive and rapidly evolving. We believe the market is in its early phases of maturity as many companies in the Automotive and Smart Infrastructure markets are evaluating the adoption of lidar technologies. At the same time, the barrier to entry in the Automotive market is extremely high due to the stringent performance, cost and reliability requirements, leading us to believe that a majority of current lidar suppliers are unlikely to be successful in creating a meaningful footprint in that market. We expect a situation where a small number of lidar suppliers are likely to compete in the Automotive market, with a number of lidar suppliers mainly competing in other end markets. However, as the size of other end markets is not large enough to sustain a large number of players in the long term, we believe that lidar suppliers focused primarily in non-automotive end markets are also likely to dwindle considerably over time.

We believe our competition primarily exists across the following categories:

•        Lidars internally developed or acquired and owned by automotive Tier 1 suppliers such as Denso Corporation, Valeo S.A., Bosch LLC and ZF Group

•        Pureplay lidar companies developing lidar technologies in partnership with Tier 1 suppliers such as Velodyne Lidar, Inc., AEye, Inc., Aeva Technologies, Inc. and Innoviz Technologies Ltd.

•        Pureplay lidar companies developing lidar technologies in partnership with contract manufacturers such as Ouster, Inc. and Luminar Technologies, Inc.

•        Automotive companies including OEMs who might have internally developed lidar solutions

•        Industrial companies that develop their own internal lidar systems, primarily targeted at industrial applications such as Sick AG

We believe that major Tier 1 suppliers with in-house lidar programs have experienced performance or cost challenges for mass market lidar deployment in L2+ ADAS applications. In contrast, pureplay lidar companies have been more successful in developing high performance lidars, but we believe that most have faced significant challenges in achieving autograde reliability, even with Tier 1 partners, due to inherent limitations of their technologies. Lidar suppliers without Tier 1 partners face an even greater hurdle to successfully translate the promise of their technology or a series production award into high volume production. As a result, although the number of lidar competitors is large, we believe that the number of competitors in a position to win substantial automotive series production awards is very limited. However, as lidar suppliers realize that the only way to create a sizable long term business is to enter the ADAS sector, we expect intense near-term competition from suppliers with greater financial resources.

Although certain of our competitors have greater financial resources, longer operating histories, greater brand recognition and may offer their products at lower price points today or in the future, we believe we compete favorably in the market on the basis of the following competitive factors:

•        Commercial traction, including the industry’s largest known ADAS lidar series production award from OEM-B

•        Ongoing engagement with other top 10 OEMs, including but not limited to OEM-A

•        Depth of partnership and relationship with Koito, a major global Tier 1 supplier that has built a manufacturing line to produce lidars using Cepton’s technology and key components

•        A licensable and manufacturable lidar technology that enables multiple Tier 1 partners to work with us and potentially manufacture lidars using Cepton’s technology

•        A mirrorless, frictionless MMT® lidar architecture that is capable of high performance with autograde reliability and low cost for mass market adoption

•        The compact size and low power consumption of our lidar sensors that enables elegant integration in consumer vehicles at OEM-preferred locations without impacting vehicle styling and promotes ease of deployment across many vehicle models

•        The breadth and depth of our end-to-end lidar platform ranging from building blocks to lidars to automotive software to perception solutions

•        Our high performance, cost scaling from our ADAS business and high reliability and attractively priced lidars, which are suitable to be used in AV and Smart Infrastructure markets, with the benefit of volume

We believe that we are positioned favorably against our competitors based on these principal competitive factors.

Research and Development

The markets in which Cepton competes are rapidly evolving across hardware and software applications. We invest significant resources in ongoing research and development programs because we believe our ability to grow our market position depends, in part, on innovative technologies that offer a unique value proposition for our customers and differentiation from our competitors.

The majority of our R&D activities occur in San Jose, CA. Our engineering team is responsible for developing and enhancing our lidar hardware and software technology, with a focus on design for manufacturability and ease of system integration. Our engineering and validation teams conduct the required verification and validation activities, sometimes in collaboration with Tier 1 partners. The R&D team also partners with our operations and supply chain teams with the goal of developing scalable and reliable manufacturing processes and deploying those processes at key manufacturing partners.

Our R&D team consists of engineers, technicians, scientists, technical operators and professionals with experience from a wide variety of leading semiconductor, sensing, engineering, consumer electronics and automotive organizations.

Intellectual Property Advantage

Our success and competitive advantage in the lidar market depends in part upon our ability to protect and use our core technology and intellectual property rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, our experience working with customers and potential customers, contractual provisions and confidentiality procedures to protect our intellectual property rights. Additionally, we protect our proprietary rights through agreements with our commercial partners, supply-chain vendors, employees and consultants, as well as close monitoring of the developments and products in the industry.

Our patents and patent applications cover a broad range of system level and component level aspects of our key technology including, among other things, lidar system, laser, imaging mechanism, receiver and perception technology. On October 22, 2019, we were granted a patent for our MMT® imaging technology, covering all key aspects of our proprietary MMT® architecture. We believe the extent of our MMT® patent will enable us to sustain a durable competitive advantage.

As of August 12, 2021, we have eight issued U.S. patents, one allowed U.S. patent application, two issued foreign patents and 16 pending U.S. patent applications. These issued patents begin expiring in October 2038. We also have in the aggregate six pending Patent Cooperation Treaty, or PCT, applications, and 25 non-U.S. national stage applications corresponding to various U.S. patent applications described above. In addition, we have four registered U.S. trademarks, 12 registered foreign trademarks and four pending trademark applications.

Our Product Portfolio

We offer near-range lidars, long-range lidars and ultra-long-range lidars, automotive software and smart lidar systems that include our perception software. Our solutions include industrial grade and autograde lidars. For mass market automotive ADAS applications, we also sell components and license technologies to Tier 1 suppliers to enable them to manufacture lidars in high volume and sell to OEM customers.

Manufacturing

We are focused on developing high-performance autograde lidars for mass market adoption. As such, our lidars are designed with the intent of enabling large scale manufacturing. Component choices are reviewed to support the manufacturability goal as well as to enable cost down at scale. We develop our own manufacturing processes for critical components and design our own manufacturing, calibration and testing procedures that are subsequently automated when a product reaches mass production stage, in collaboration with contract manufacturers and Tier 1 partners. Koito, our Tier 1 partner, has set up a manufacturing line in Japan for MMT® lidars, with plans to have the line fully qualified ahead of anticipated series production start in 2023.

As we transition the bulk of manufacturing to our contract manufacturers and to Tier 1 partners, we will continue to maintain certain levels of in-house manufacturing capabilities for prototyping, new product introduction, and low volume manufacturing. We view this capability as a critical asset to complement our R&D efforts to meet our customer needs for rapid time to market and proof of concept demonstrations.

Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and assemblies, and raw materials. For example, on the optical module front, we use proven and commonly available 905nm laser diodes for transmission, and silicon APDs for detection. We purchase materials from multiple suppliers on a global basis. These supply relationships are generally conducted on a purchase order basis. While we have not experienced any significant difficulty in obtaining the materials used in the conduct of our business and we believe that no single supplier is material, some of the parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for re-design or qualification.

We believe that our long-term relationships with our suppliers allow us to proactively manage our technology development and product discontinuance plans, and to monitor our suppliers’ financial health. Some suppliers may, nonetheless, extend their lead times, limit supplies, increase prices or cease to produce necessary parts for our products. If these are unique or highly specialized components, we may not be able to find a substitute quickly, or at all. To address the potential disruption in our supply chain, we may use a number of techniques, including, in some cases, qualifying more than one source of supply.

We maintain in-house manufacturing capabilities for certain proprietary components while outsourcing other components and lidar modules to contract manufacturers. For ADAS series production, our Tier 1 partners are ultimately responsible for the manufacturing, testing, calibration, and quality assurance. While we intend to sell components and facilitate the flow of technology transfer to our Tier 1 partners, our Tier 1 partners will ultimately leverage their mass production capabilities for final product delivery to the OEMs.

Sales and Marketing

We have a multi-pronged go to market approach that allows us to serve a global customer base in an efficient manner. We combine our direct sales and business development efforts with the efforts of our partners, including Tier 1 automotive suppliers, system integrators and distributors.

Our direct sales and marketing team has a primary focus on customers in North America, Europe, Japan, China and India. Sales and business development efforts in multiple geographies are supplemented by our engagements with distributors, especially in Japan. We expect to continue to add additional distribution partners over the next 12 months to expand our geographic reach and coverage. In Smart Infrastructure markets, we also work closely with several system integration partners. These partnerships allow us to leverage the sales and marketing teams of our system integration partners, who deploy solutions to their end customers using Cepton lidar hardware and/or smart lidar system solutions. We believe that this approach allows us to have substantially higher end customer and market coverage compared to what we would be able to achieve with just our direct sales and marketing team. For Automotive markets, we work with automotive Tier 1 partners to secure series production awards at automotive OEMs. However, we have a direct relationship at all OEMs that we engage with, which we believe enables us to engage deeper and develop lidar solutions that are more optimized for the Automotive market.

Our marketing efforts are aimed at clearly communicating the value of our offerings to a large and diverse set of global customers. We utilize a variety of digital and non-digital marketing activities and programs to build awareness, engage with potential customers and build an opportunity pipeline for our sales team.

Regulatory Environment

At the federal, state, and local levels, the U.S. has developed a legal environment to permit safe testing, development, and deployment of certain autonomous technologies. We do not anticipate near-term federal standards that would prohibit the foreseeable deployments of our lidar technology. Federal regulators, however, have standards and regulations that relate to vehicle design and performance, and they continue to develop regulations, standards, and testing guidelines for autonomous technologies. Some states, including California and New York also have operational and registration requirements for certain autonomous functions. Regulators have generally signaled a goal to promote safe development of autonomous technologies, and many have conducted studies and requested public comments to gather additional information to inform evolving standards.

As our sensors go into production for integration into motor vehicles, we may be subject to certain requirements under the National Traffic and Motor Vehicle Safety Act of 1966 and Federal Motor Vehicle Safety Standards, including a duty to conduct appropriate testing, and to report (subject to timing requirements) safety defects with our products. There can be significant civil penalties for violations including the failure to comply with such reporting requirements, and NHTSA also can investigate alleged defects and require manufacturers to recall and/or repair of safety defects. We also may be subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD”), which requires motor vehicle equipment manufacturers to comply with “Early Warning” requirements by reporting certain information to the NHTSA, such as information related to defects or reports of injury related to our products. TREAD can impose criminal liability for violating such requirements if a defect causes death or serious bodily injury. Other countries may also have similar regulations, as well as others. As the regulatory environment for autonomous technologies continues to evolve, we may be subject to additional regulatory requirements.

Our products also may be subject to regulations and other scrutiny related to cyber security and privacy. Federal, state and local regulators have had an increasing focus on both areas. In many ways, lidar technology increases security and privacy. Evolving standards and regulations may subject us to additional specific requirements.

As a lidar technology company, we also are subject to the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act. These requirements are enforced by the FDA. Regulated electronic products include certain laser products. Regulations governing these products are intended to protect the public from hazardous or unnecessary exposure. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with applicable performance standards as well as maintain manufacturing, testing and distribution records for their products.

Similarly, as a global company deploying cutting-edge technology, we are also subject to trade, customs product classification and sourcing regulations. In addition, our operations are subject to various federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended and comparable state laws that protect and regulate employee health and safety.

Like all companies operating in similar industries, we are subject to environmental regulation, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include permits, licenses and inspections of our facilities and products.

Legal Proceedings

From time to time, Cepton may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Cepton is not currently a party to any legal proceedings, the outcome of which, if determined adversely to Cepton, would individually or in the aggregate have a material adverse effect on its business, financial condition or results of operations.

Human Capital Management

We recognize that attracting, motivating and retaining passionate talent at all levels is vital to continuing our success. By improving employee retention and engagement, we also improve our ability to support our customers and protect the long-term interests of our stakeholders and stockholders. We invest in our employees through continuously improving benefits and various health and wellness initiatives, and offer competitive compensation packages, working to continuously improve fairness in internal compensation practices.

Our future success depends on our ability to retain, attract and motivate qualified personnel. As the source of our technological and product innovations, our engineering employees are a significant asset. Competition for these employees is significant in Silicon Valley where qualified engineers are in high demand. As of September 30, 2021, we had 117 employees including 21 PhDs. A significant majority of our employees are in the United States.

Our Contracts and Purchase Orders

We expect to make the majority of our lidar sales pursuant to short-term purchase orders. These purchases may be orders made without deposits and may be rescheduled, cancelled or modified on relatively short notice, without substantial penalty.

Arrangement with Koito

As of January 2020, Cepton was chosen by Koito to supply Koito with ADAS lidar technology licenses and components for the OEM-B series production program for mass market consumer vehicles. The purpose of the arrangement is to enable Koito to manufacture autograde lidars using Cepton’s MMT®. The lidars manufactured by Koito are expected to be supplied by Koito to OEM-B to fulfil the needs of its series production program. The expected production period of Cepton’s arrangement with Koito is from 2023 through 2027. Production volume will ultimately be dependent on numerous factors and there is no obligation on the part of OEM-B or Koito until the issuance of purchase orders.

Facilities

Cepton’s headquarters is an approximately 92,842 square foot facility that Cepton leases in San Jose, California. The San Jose facilities provides business development, general and administrative, research and development and manufacturing functions. The lease for Cepton’s headquarters is expected to terminate in January 2023. Additionally, Cepton leases an approximately 6,000 square foot facility primarily for research and development and testing in Santa Clara, California, an approximately 1,200 square foot facility for business development in Troy, Michigan, and an approximately 1,600 square foot facility for research and development in Canada. The Santa Clara office lease is expected to terminate in January 2023. Cepton believes its facilities are adequate and suitable for its current needs and that should it be needed, suitable additional or alternative space will be available to accommodate its operations.

Corporate Information

Cepton was founded and incorporated as a Delaware corporation in 2016. Cepton’s principal executive offices are located at 399 Trimble Rd, San Jose, CA 95131, and its telephone number is (408) 459-7579. Cepton’s website address is www.cepton.com. Information contained on or accessible through Cepton’s website is not a part of this proxy statement/consent solicitation statement/prospectus, and the inclusion of Cepton’s website address in this proxy statement/consent solicitation statement/prospectus is an inactive textual reference only.

CEPTON’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

References in this section to “we,” “our,” “us,” and “Cepton” generally refer to Cepton Technologies, Inc. and its consolidated subsidiaries prior to the Business Combination and to New Cepton and its consolidated subsidiaries after giving effect to the Business Combination. The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the sections entitled “Information About Cepton,” “Unaudited Pro Forma Condensed Combined Financial Information,” and our financial statements and related notes and other information included elsewhere in this proxy statement/consent solicitation statement/prospectus. This discussion contains forward-looking statements based upon our current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.

Percentage amounts included in this proxy statement/consent solicitation statement/prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this proxy statement/consent solicitation statement/prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. Certain other amounts that appear in this proxy statement/consent solicitation statement/prospectus may not sum due to rounding.

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is a supplement to the accompanying consolidated financial statements and provides additional information on our business, recent developments, financial condition, liquidity and capital resources, cash flows and results of operations. MD&A is organized as follows:

•        Business Overview:    This section provides a general description of our business, and a discussion of management’s general outlook regarding market demand, our competitive position and product innovation, as well as recent developments we believe are important to understanding our results of operations and financial condition or in understanding anticipated future trends.

•        Results of Operations:    This section provides an analysis of our results of operations for the six-month period ended June 30, 2021 and six-month period ended June 30, 2020 and for the years ended December 31, 2020, and December 31, 2019.

•        Liquidity and Capital Resources:    This section provides a discussion of our financial condition and an analysis of our cash flows for the six-month period ended June 30, 2021 and six-month period ended June 30, 2020 and for the years ended December 31, 2020, and December 31, 2019. This section also provides a discussion of our contractual obligations, other purchase commitments and customer credit risk that existed at June 30, 2021, as well as a discussion of our ability to fund our future commitments and ongoing operating activities through internal and external sources of capital.

•        Critical Accounting Policies and Estimates:    This section identifies and summarizes those accounting policies that significantly impact our reported results of operations and financial condition and require significant judgment or estimates on the part of management in their application.

Business Overview

Cepton is focused on the deployment of high performance, mass-market lidars to deliver safety and autonomy across the Automotive and Smart Infrastructure markets. By adopting our solutions, our customers can enable safety and autonomy applications across a broad range of end-markets including our primary market, ADAS in consumer and commercial vehicles, which we believe represents not just the largest market opportunity for lidar applications over the next decade, but also the market with the best potential for near term mass-market commercialization.

Since the inception of our company in 2016, building lidars for broad market adoption has been our guiding principle. Mass-market deployment guided not just our end-market focus, but also our product design choices, our areas of technological innovation, and our approach to manufacturing, and our go-to-market strategy and partnerships. To pursue mass-market adoption, our value proposition has focused on developing a lidar that achieves high performance with automotive grade reliability at competitive prices. Our thesis was that lidar would gain broad based adoption only when solutions strike the right balance across three key facets of performance, cost and reliability.

Based on this approach, we have gained acceptance for our technology in the Automotive market. In 2019, following approximately three years of rigorous engagement and working alongside our automotive Tier 1 partner, Koito, we were awarded the largest known ADAS lidar series production award in the industry to date by OEM-B. This award includes multiple platforms and vehicle models, with an estimated production start in 2023.

As a Silicon Valley-based company led by recognized technical experts in the optical field, technology innovation is at the core of our company. We developed a comprehensive lidar platform consisting of proprietary components including our breakthrough MMT® imaging technology and our SoC ASIC lidar engine, a portfolio of automotive-grade and industrial-grade long-range and near-range lidars, a software layer enabling the integration of automotive functions, and feature rich perception software capabilities.

Business Combination and Public Company Costs

On August 5, 2021, we entered into the Business Combination Agreement with GCAC and Merger Sub pursuant to which, among other things, Merger Sub will merge with and into Cepton, with Cepton surviving the merger and becoming a wholly-owned direct subsidiary of GCAC. Thereafter, Merger Sub will cease to exist and GCAC will be renamed Cepton, Inc. (which we refer to as New Cepton). Cepton will be deemed the accounting predecessor and New Cepton will be the successor SEC registrant, which means that Cepton’s financial statements for previous periods will be disclosed in New Cepton’s future periodic reports filed with the SEC.

The Business Combination is anticipated to be accounted for as a reverse recapitalization. Under this method of accounting, GCAC will be treated as the acquired company for financial statement reporting purposes. The most significant change in New Cepton’s future reported financial position and results are expected to be an estimated increase in cash (as compared to Cepton’s balance sheet at June 30, 2021) of between approximately $52.6 million, assuming maximum stockholder redemptions permitted under the Business Combination Agreement, and $208.1 million, assuming no stockholder redemptions. Total non-recurring transaction costs are estimated to be approximately $37.1 million ($33.0 million assuming maximum stockholder redemptions), of which we expect approximately $4.2 million ($3.9 million assuming maximum stockholder redemptions) to be expensed. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Upon closing of the Business Combination, it is expected that New Cepton common stock will continue to be listed on the Nasdaq and trade under the ticker symbol “CPTN.” As a majority of our current management team and business operations will comprise New Cepton’s management and operations, New Cepton will need to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect New Cepton will incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Impact of COVID-19

Throughout 2020 the worldwide spread of the pandemic caused by COVID-19 and the measures intended to contain the spread of COVID-19 have resulted in a global slowdown of economic activity and caused disruptions to our business. In particular, our headquarters are based in the Silicon Valley, which has been subject to ongoing government measures and orders such as quarantines and social distancing. During the second and third quarters of 2020, we slowed our operating and capital spending with the expectation that our revenue would be impacted by the global pandemic. We believe that the pandemic will act as a long-term catalyst for vehicle sales and wider adoption of ADAS programs, and our overall growth rate during 2020 and 2021 has been impacted by the pandemic.

As a Silicon Valley based company, we were affected by the “shelter in place” order starting from the first quarter of 2020 until the second quarter of 2021. While the majority of our employees were able to work from home, some employees, especially manufacturing technicians, were not able to work from home. The “shelter in place” order delayed order fulfillment and revenue recognition during 2020 and the first half of 2021. Additionally, we continued to pay employees during the “shelter in place” order if they did not choose to take unpaid leave. Manufacturing and order fulfillment employees were able to return to work in the second quarter of 2020; however, the number of employees allowed on premises at one time was greatly reduced which also affected our ability to fulfill orders and recognize revenue. We had to separate our manufacturing technicians into two shifts to keep social distancing requirements. We increased the hourly rate for technicians who worked during the second shift, and the increased pay combined with underutilized employee pay increased our employee overhead and decreased gross margins in 2020 and the first half of 2021.

Our suppliers are located worldwide, and the suppliers in the Asia Pacific geographical region were especially affected by the pandemic in 2020, especially in the first half of 2020. Some of our key suppliers were affected by the pandemic resulting in supply chain disruptions. These issues further delayed order fulfillment and revenue recognition but were largely resolved in the third quarter of 2020. Some customers have delayed orders and production schedules due to COVID-19. The pandemic continues to evolve, and the full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including sales, expenses, reserves and allowances, manufacturing, research and development costs and personnel-related costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, any resurgence of the pandemic in areas where we or our suppliers operate, and the economic impact on local, regional, national and international customers and markets.

For more information on our operations and risks related to health epidemics, including the COVID-19 pandemic, please see the section of this proxy statement/consent solicitation statement/prospectus entitled “Risk Factors.”

Key Factors Affecting Cepton’s Operating Results

We believe that our future performance and success depends, to a substantial extent, on our ability to capitalize on the following opportunities, which in turn is subject to significant risks and challenges, including those discussed below and in the section of this proxy statement/consent solicitation statement/prospectus entitled “Risk Factors.”

Series production awards in the Automotive market

An important part of our mission is to deploy high performance, mass-market lidar in the automotive market. Within the automotive market, we believe that passenger car ADAS applications represent the largest opportunity but also have the most stringent requirements for reliability, cost, and performance. Major automotive OEMs typically undergo several years of planning, technology selection, and vehicle integration work before introducing new and important technologies in their vehicle offerings. We anticipate that lidar, as a new sensor that improves safety and enhances autonomy, will undergo the same technology introduction and validation process as similar technologies in the past, such as anti-lock braking systems or stability control systems. The number of vehicle platforms and vehicle models that will be equipped with lidar will depend on OEM product planning, vehicle integration, and marketing schedules. Once a lidar supplier is chosen, the number of awarded vehicle platforms and vehicle models is likely to increase over time. This is because the development efforts of integrating lidar into the OEM’s product offerings is leveraged across multiple vehicle classes and platforms in order to maximize the OEM’s return on investment.

For example, our series production award from OEM-B initially included four vehicle models and was subsequently updated to include nine vehicle models spanning different classes of vehicles from luxury sedans to mid-level passenger cars to SUVs and trucks. These vehicles include traditional internal combustion engine types as well as electric drive train types. We expect additional vehicle models to be added to this series production award over time, with an anticipated start of production in 2023 and significant volume increase anticipated in the following years. However, if the targets of this series production award are not realized, or if OEM-B were to terminate or significantly alter or delay its OEM-B series production award and/or alter its relationship with Cepton or with Koito in a manner that is adverse to Cepton or OEM-B would delay the introduction of the vehicle models that are part of the series production award, Cepton’s business would be materially adversely affected. Similarly, if Cepton is unable to maintain its relationship with Koito, or the terms of Cepton’s arrangement with Koito with respect to the OEM-B program differs from Cepton’s expectations, including with respect to volume, pricing and timing, then Cepton’s business and prospects would be materially adversely affected.

Adoption of lidar solutions in Automotive and Smart Infrastructure markets

In an endless pursuit of safety and product differentiation, many leading automotive OEMs have decided to include lidar in their next generation of vehicles for increased safety and higher levels of autonomy. The speed of lidar adoption depends on many factors, including sensor performance, reliability, and cost, as well as the time it takes to win large series production awards. Large automotive series production awards usually take a number of years to secure but once awarded, the production award typically covers the entire duration of a typical vehicle model period of five to seven years for consumer vehicles. In the case of trucking applications, the production period of a typical model may exceed seven years in many cases. We are currently engaged in discussions with all of the top 10 global automotive OEMs (by ADAS and AV program volumes). We believe that our current series production award from OEM-B is a validation of our technology leadership, product maturity, and potential for scalability that favorably positions us for additional series production awards at other large global OEMs.

While lidar adoption in the automotive market may take multiple years to materialize, smart infrastructure end markets could adopt lidar solutions at a more rapid pace. Applications within smart infrastructure vary widely from tolling to security, to delivery and logistics. These applications are typically project based and require certain levels of customization to deliver an end-to-end solution. To address opportunities in the smart infrastructure space, we partner with system integrators who leverage our lidar hardware as well as our Helius perception software to provide solutions unique to each opportunity. We expect to grow our system integrator partnership network to further drive the adoption of lidar in smart infrastructure applications.

We expect our revenue to increase as adoption increases in the automotive and smart infrastructure markets, however, the rate of deployment may vary and our revenue will fluctuate as a result.

Product Cost and Margins

To drive mass-market adoption of lidar in automotive applications, product cost must be controlled. As such, cost is one of the primary design criteria that we focused on from the very beginning. Design choices were carefully evaluated to create products with the best overall balance between performance, reliability, and cost. Working with our partners, we expect to continue driving costs down as volumes increase and we achieve high margin unit economics in the future.

In the case of our series production award from OEM-B, we are working with our Tier 1 partner, Koito, on manufacturing in order to effectively manage supply chain, component costs, and manufacturing costs to meet margin expectations at scale. Pursuant to our arrangement with Koito, we license our technology and sell components to Koito, who can manufacture and sell lidars using our technology. We expect our gross margin to rapidly increase as material costs decrease and fixed manufacturing overhead costs are absorbed over larger production volumes and as other economies of scale are achieved.

In the smart infrastructure space, average selling price (ASP) of a lidar solution may be higher than that in the automotive space due to a number of reasons, such as unit volume, level of customization, and additional software content. At the same time, the cost of production is also higher due to lower levels of economies of scale and higher levels of system integration requirements.

If we cannot generate our expected margins, we may be required to raise additional debt or equity capital, which may not be available or may only be available on terms that are onerous to our stockholders.

End Market Concentration

We believe that the automotive market represents a large portion of the total addressable market and large global automotive OEMs represent the majority of unit volume demand as well as leaders in active safety and autonomy. To drive mass-market commercialization of our lidar solutions, we have focused on top automotive OEMs and are currently engaged with all of the top 10 global automotive OEMs based on vehicle production volume rankings for 2019. Series production awards from top OEMs tend to be large and long-term in nature. While we continue to expand our system integrator partnership network to address opportunities in the smart infrastructure markets, program awards tend to be smaller and short-term in nature as compared to those in the automotive end-markets. As such, we expect a large portion of our future revenue to come from the automotive end-market.

Components of Results of Operations

Revenue

Our revenue is primarily derived from the sale of components and license of technologies to tier 1 suppliers for mass market ADAS applications in the automotive market and the sale of lidar sensors directly to end-user customers in the Smart Infrastructure markets. Our lidar sensors are used in applications such as advanced driver assistance systems, autonomous vehicles, and intelligent transportation systems. Our customers include leading original equipment manufacturers and suppliers within the automotive and smart infrastructure industries. We anticipate strong revenue growth in the foreseeable future as we continue to form strategic partnerships and as the primary source of revenue shifts from prototype sales to sales of commercialized production-ready lidar sensors.

Cost of Revenue

Cost of revenue includes the manufacturing cost of our lidar sensors and components, which primarily consists of personnel-related costs directly associated with our manufacturing organization, and amounts paid to our third-party contract manufacturers and vendors. Our cost of revenue also includes cost of component inventory, product testing costs, an allocated portion of overhead costs, warranty expense, excess and obsolete inventory, and shipping costs. We expect cost of revenue to increase in absolute dollars in future periods.

Gross Profit and Gross Margin

Our gross profit in future periods will depend on a variety of factors including market conditions that may impact our pricing; product mix changes between established products and new products; excess and obsolete inventories; our cost structure for manufacturing operations, including third-party manufacturers, relative to volume. Our gross margin varies by product. We expect our gross margins to fluctuate over time, depending on the factors described above.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs, material expenses, permits, licenses, and professional services directly associated with our research and development activities. The remainder primarily relates to the allocated portion of overhead costs. Our research and development efforts are focused on enhancing and developing additional functionality for our existing products and on new product development, including new releases and upgrades to our lidar sensors. We expense research and development costs as incurred. We expect our research and development expenses to increase in absolute dollars as we increase our investment in software development to broaden the capabilities of our solutions and introduce new products and features.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of personnel-related costs and advertising expenses directly associated with our sales and general and administrative activities. The remainder primarily relates to the allocated portion of overhead costs. We expect our selling expenses will increase in absolute dollars over time as we hire additional sales personnel, increase our marketing activities, grow our domestic and international operations, and build brand awareness. We expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with rules and regulations of the SEC and stock exchange listing standards, additional insurance expenses (including directors’ and officers’ insurance), investor relations activities, and other administrative and professional services. We also expect to increase the size of our general and administrative function to support the growth of our business.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency transaction gains and losses related to the impact of transactions denominated in a foreign currency other than the U.S. Dollar. As we have expanded our international operations, our exposure to fluctuations in foreign currencies has increased, and we expect this to continue.

Interest Income, Net

Interest income, net consists primarily of interest earned on our cash equivalents and short-term investments in commercial paper, corporate debt securities, and available-for-sale securities. These amounts will vary based on our cash, cash equivalents and short-term investment balances, and also with market rates. Our interest income is partially offset by accretion expense from our short-term investments and debt financings.

Provision for Income Taxes

Our provision for income taxes consists of federal, state, and foreign current and deferred income taxes. As we expand the scale and scope of our international business activities, any changes in the United States and foreign taxation of such activities may increase our overall provision for income taxes in the future.

We have a full valuation allowance for net deferred tax assets, including federal and state net operating loss carryforwards and research and development credit carryforwards. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized by way of expected future taxable income.

We believe that we have adequately reserved for our uncertain tax positions, although we can provide no assurance that the final outcome of these matters will not be materially different. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Results of Operations for the six months ended June 30, 2021 and 2020

The results of operations presented below should be reviewed together with our unaudited interim condensed consolidated financial statements and notes included elsewhere in this proxy statement/consent solicitation statement/prospectus. The following table summarizes our historical consolidated results of operations data for the periods presented. The period-to-period comparison of operating results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,		Change $	Change %
	2021	2020
	(dollars in thousands)
Revenue	$1,333	$810	$523	65%
Cost of Revenue	2,436	1,760	676	38%
Gross (Loss) Profit	(1,103)	(950)	(153)	16%

Operating expenses
Research and development	10,990	4,737	6,253	132%
Sales, general, and administrative	6,473	3,137	3,336	106%
Total operating expenses	17,463	7,874	9,589	122%
Operating loss	(18,566)	(8,824)	(9,742)	110%

Other income (expense), net	2	(181)	183	(101)%
Interest income, net	14	107	(93)	(87)%
Loss before income taxes	(18,550)	(8,898)	(9,652)	108%

Provision for income taxes	11	14	3	21%
Net Loss	$(18,561)	$(8,912)	$(9,649)	108%

Comparison of the six months ended June 30, 2021 and 2020

Revenue

Revenue increased by approximately $0.5 million, or 65%, to $1.3 million for the six months ended June 30, 2021, from $0.8 million for the six months ended June 30, 2020. Approximately $0.3 million of the increase related to an increase in lidar sensor average sales price and $0.1 million was driven by an increase in lidar sensor sales volume.

Cost of Revenue

Cost of revenue increased by $0.7 million, or 38%, to $2.4 million for the six months ended June 30, 2021, from $1.8 million for the six months ended June 30, 2020. The increase in cost of revenue resulted primarily from a net increase of $0.4 million in scrap expense and an overall increase of $0.3 million in actual cost of product recorded in cost of revenue due to the increase in revenues for the six-month period ended June 30, 2021 compared to revenues in the six-month period ended June 30, 2020.

Operating expense

Research and development expense increased by $6.3 million, or 132%, to $11.0 million for the six months ended June 30, 2021, from $4.7 million for the six months ended June 30, 2020, resulting primarily from a $2.2 million increase in materials for prototypes and a $3.5 million increase in personnel expenses due to more headcount in research and development departments.

Sales, general, and administrative expense increased by $3.3 million, or 106%, to $6.5 million for the six months ended June 30, 2021, from $3.1 million for the six months ended June 30, 2020, resulting primarily from an increase in professional services of $1.9 million driven by the anticipation of a business combination, and a $1.0 million increase in personnel related costs.

Other Income (expense)

Other income increased by $0.2 million, or 101%, resulting primarily from a loss on extinguishment of debt that occurred during the six months ended June 30, 2020.

Interest income decreased by $0.1 million, or 87%, resulting primarily from an increase in accretion expense related to the short-term investments that were purchased in May 2020.

Income Taxes

We provided a full valuation allowance on our net U.S. federal and state deferred tax assets for the six months ended June 30, 2021 and 2020. As for the six months ended June 30, 2021, we had U.S. federal and state tax-effected net operating loss carryforwards available to reduce future taxable income, which will be carried forward indefinitely for U.S. federal tax purposes and will expire on varying dates for state tax purposes.

Results of Operations for the years ended December 31, 2020 and 2019

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this proxy statement/consent solicitation statement/prospectus. The following table sets forth our consolidated results of operations data for the periods presented (in thousands):

	Years Ended December 31,		Change $	Change %
	2020	2019
	(dollars in thousands)
Revenue	$2,006	$4,132	$(2,126)	(51)%
Cost of Revenue	3,746	3,497	249	7%
Gross (Loss) Profit	(1,740)	635	(2,375)	(374)%

Operating expenses
Research and development	11,666	11,457	209	2%
Sales, general, and administrative	6,170	6,182	(12)	0%
Total operating expenses	17,836	17,639	197	1%
Operating loss	(19,576)	(17,004)	(2,572)	15%

Other Income (expense)
Other income (expense), net	(181)	—	(181)	100%
Interest income, net	149	254	(105)	(41)%
Loss before income taxes	(19,608)	(16,750)	(2,858)	17%

Provision for income taxes	26	7	19	271%
Net Loss	$(19,634)	$(16,757)	$(2,877)	17%

Comparison of the Years Ended December 31, 2020 and 2019

Revenue

Revenue decreased by $2.1 million, or 51%, to $2.0 million for the year ended December 31, 2020, from $4.1 million for the year ended December 31, 2019. The decrease in revenue resulted primarily from an approximate $0.9 million decrease in lidar sensor average sales prices, primarily due to product mix and an approximate $0.9 million decrease related to lidar sensor sales volume, primarily due to COVID-19 related customer project delays or cancellations.

Cost of Revenue

Cost of revenue increased by $0.2 million, or 7%, to $3.7 million for the year ended December 31, 2020, from $3.5 million for the year ended December 31, 2019. The increase in cost of revenue resulted primarily from a $0.4 million increase in scrap expense and a lower of cost or market inventory adjustment of $0.6 million. These increases were partially offset by lower volume sales of $0.5 million and increases in standard costing variances of $0.3 million.

Operating expense

Research and development expenses increased by $0.2 million, or 2%, to $11.7 million for the year ended December 31, 2020, from $11.5 million for the year ended December 31, 2019, resulting from an increase in personnel related costs of $0.9 million, an increase in administrative expenses of $0.9 million, and an increase in professional service costs of $0.1 million. These increases were partially offset by a decrease in expensed research and development materials of $1.7 million.

Sales, general, and administrative expenses remained consistent from 2019 to 2020. Payroll expenses increased by $0.4 million, or 13%, due to more headcount in sales, general, and administrative departments for the year ended December 31, 2020, offset by $0.4 million decrease, or 36%, in marketing and promotion expenses from 2019 to 2020 mainly due to our ceased sales travels from March 2020 to comply with COVID-19 pandemic restrictions in 2020.

Other Income (expense)

Other expenses increased by $0.2 million, or 100%, from 2019 to 2020 primarily from a loss on extinguishment of debt recognized during the year ended December 31, 2020.

Interest income decreased by $0.1 million, or 41%, to $0.2 million for the year ended December 31, 2020, from $0.3 million for the year ended December 31, 2019, resulting primarily from an increase of $0.3 in accretion expense related to short-term investments purchased in May 2020. The accretion expense was partially offset by interest income of $0.2 million related to the short-term investments.

Income Taxes

We provide a full valuation allowance on our net U.S. federal and state deferred tax assets for the years ended 2020 and 2019. As for the year ended 2020, we had $51.3 million of U.S. federal and $44.1 million of state tax-effected net operating loss carryforwards available to reduce future taxable income, which will be carried forward indefinitely for U.S. federal tax purposes and will expire on varying dates for state tax purposes.

Liquidity and Capital Resources

Sources of Liquidity

As of June 30, 2021, we had cash, cash equivalents, and short-term investments totaling $25.4 million, which were held for working capital purposes. Our cash, cash equivalents, and short-term investments of $25.4 million are comprised of money market funds, commercial paper, corporate debt securities, and available-for-sale securities. To date, our principal sources of liquidity have been the net proceeds received from equity and debt financings. Until we can generate sufficient revenue from the sale of lidar sensors and components to cover operating expenses, working capital, and capital expenditures, we expect the funds raised in the Series C Financing and the Business Combination to fund cash needs.

In August 2019, we entered into a loan and security agreement with a financial institution which provided for borrowings of up to $5.0 million under a term loan through July 3, 2020 (the “Term Loan”). On December 5, 2019, we borrowed the full amount of $5.0 million with a stated interest rate of 5%. In February 2020, we repaid the Term Loan in full using proceeds received from the Series C Financing.

On February 4, 2020, we received $53.0 million of gross proceeds as consideration for the issuance of Series C convertible preferred stock to three investors.

On April 24, 2020, we received loan proceeds of $1.1 million from JPMorgan Chase Bank, N.A. (“JPM”) under the CARES Act’s Paycheck Protection Program (“PPP”). The principal and accrued interest are forgivable as long as the borrower (i) uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, (ii) maintains its payroll levels, and (iii) approval is received from the relevant government entity. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 0.98% per annum. Certain amounts of the loan may be forgiven if they are used towards qualifying expenses as described in the CARES Act. In the event that forgiveness is applied for, an adjustment will be necessary for tax purposes to disallow for any expenses the loan was used towards in the period in which forgiveness occurs. There were no past due principal or interest payments as of June 30, 2021. We applied for and received forgiveness of the full amount from JPMorgan Chase Bank, N.A. in the third quarter of 2021.

We have incurred negative cash flows from operating activities and significant losses from operations in the past as reflected in our accumulated deficit of $76.8 million as of June 30, 2021. During the six months ended June 30, 2021, we incurred a net loss of $18.6 million and had negative cash flows from operating activities of $18.0 million. Although much of the negative cash flow resulted from one-time engineering services and expensed materials for research and development and one-time expenses of preparing to become a publicly traded company, we expect to continue to invest in research and development and generate operating losses in the future. In addition, our future capital requirements, will depend on many factors, including our lidar sales volume, the timing and extent of spending to support our research and development efforts in smart vision technology, the expansion of sales and marketing activities, and market adoption of new and enhanced products and features. If we are required to raise additional funds by issuing equity securities, dilution to stockholders would result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of common stockholders. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of common stockholders.

We are subject to risks and uncertainties frequently encountered by early-stage companies including, but not limited to, the uncertainty of successfully developing products, securing certain contracts, building a customer base, successfully executing business and marketing strategies, and hiring appropriate personnel.

To date, we have been funded primarily by equity financings, convertible promissory notes, and other borrowings. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition, and ability to achieve our intended business objectives.

Based on the recurring losses from operations and negative cash flows from operating activities incurred since inception, the expectation of continuing operating losses in the future, and the need to raise additional capital to finance our future operations, as of the issuance date of the condensed consolidated financial statements as of and for the six-months ended June 30, 2021, we have concluded that there is substantial doubt about our ability to continue as a going concern for one year after the date that the financial statements are issued.

We intend to obtain financing through the Business Combination with GCAC (see Note 17, Subsequent Events, of the notes to our consolidated financial statements for the six months ended June 30, 2021 and the section titled “Unaudited Pro Forma Condensed Combined Financial Information”, included elsewhere in this proxy statement/consent solicitation statement/prospectus for further discussion).

Immediately following the closing of the Business Combination, we expect to have $209.1 million in cash assuming no redemptions or $53.6 million in cash assuming maximum redemptions. With respect to short-term liquidity, we expect that revenue from existing and prospective customers, as well as non-recurring engineering services, and our access to financing sources will meet such short-term liquidity requirements. Assuming maximum redemption, we would focus on executing our existing series production award from OEM-B as well as winning additional programs from OEMs that are in advanced stages of engagement with us. Assuming no redemption, in addition to focusing on the existing series production award from OEM-B and OEMs with whom we have advanced engagements, we would also invest in our ability to drive broader adoption of lidar in the Automotive and Smart Infrastructure markets.

Regarding our long-term liquidity, we believe the cash proceeds resulting from the Business Combination in any redemption scenario and our access to other sources of liquidity will be sufficient to meet our capital requirements to achieve our growth objectives. Specifically, we believe that we will have access to sufficient liquidity to fund series production under the OEM-B series production award at the anticipated start of production in 2023. In addition, we plan to focus on winning additional series production awards from OEM customers, drive lidar adoption in both Automotive and Smart Infrastructure markets, investing in research and development to strengthen our product offerings and securing supplier commitments in anticipation of future production needs. Assuming maximum redemption, we plan to access financing sources to meet our growth objectives. We have strong relationships with capital resource providers such as banks and strategic and financial investors which we believe will enable us to execute debt borrowing and/or equity financing, if necessary. These plans are intended to mitigate the relevant conditions or events that raise substantial doubt about our ability to continue as a going concern; however, as the plans are not entirely within our control, we cannot provide assurance that they will be effectively implemented.

Intended Use of Proceeds

As indicated above, we intend to use the net proceeds of the Transaction to us for general corporate purposes which may include, among other things, continuing investments in our various long-term goals. This includes continuing to execute on the series production award from OEM-B, accelerating engagement with other automotive OEMs to secure series production awards, driving adoption of Cepton’s lidar solutions in the Automotive and Smart Infrastructure markets, investing in research and development to strengthen our product offerings and securing supplier commitments in anticipation of future production needs. Assuming maximum redemptions, we intend to prioritize executing on the series production award from OEM-B and accelerating engagement with other automotive OEMs to secure series production awards. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Cash Flow Summary — Six Months Ended June 30, 2021 and 2020

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
	2021	2020
	(dollars in thousands)
Net cash provided by (used in):
Operating activities	$(17,995)	$(8,480)
Investing activities	18,837	(19,237)
Financing activities	258	48,758

Operating Activities

For the six months ended June 30, 2021, our operating activities used $18.0 million in cash resulting primarily from our net loss of $18.6 million, which was partially offset by $2.3 million of non-cash expenses consisting primarily of $2.1 million of stock-based compensation expense and $0.2 million of amortization and accretion of short-term investments. For the six months ended June 30, 2021, we used net cash of $1.8 million from changes in our operating assets and liabilities resulting primarily from a $2.6 million decrease in prepaid expenses and other current assets, a $0.3 million decrease in other long-term assets, and a $0.3 million increase in accounts payable due to timing of payments. This was partially offset by a $1.1 million decrease in accrued expenses due to timing of payments and a $0.4 million increase in inventories due to increased sales volume of lidar sensors.

For the six months ended June 30, 2020, our operating activities used $8.5 million in cash resulting primarily from our net loss of $8.9 million, which was partially offset by $0.5 million of non-cash expenses consisting primarily of $0.4 million of stock-based compensation expense. For the six months ended June 30, 2020, we used net cash of $0.1 million from changes in our operating assets and liabilities resulting primarily from a $0.5 million decrease in inventories due to decreased sales volume of lidar sensors and a $0.2 million increase in accrued expenses due to timing of payments. This was partially offset by a $0.3 million increase in accounts receivable, a $0.2 million increase in prepaid expenses and other current assets, and a $0.1 million decrease in accounts payable due to timing of payments.

Investing Activities

For the six months ended June 30, 2021, our investing activities provided $18.8 million of cash, resulting primarily from proceeds from the maturity of short-term investments of $27.3 million, which was partially offset by purchases of short-term investments of $8.5 million.

For the six months ended June 30, 2020, our investing activities used $19.2 million in cash resulting primarily from purchases of short-term investments.

Financing Activities

For the six months ended June 30, 2021, our financing activities provided $0.3 million of cash consisting primarily of proceeds from exercises of common stock options.

For the six months ended June 30, 2020, our financing activities provided $48.8 million of cash consisting primarily of net proceeds from the issuance of Series C Preferred Stock in the amount of $52.6 million and proceeds from the PPP loan in the amount of $1.1 million. The proceeds were partially offset by payments on the Term Loan of $5.0 million.

Cash Flow Summary — Annual Results

	Years Ended December 31,
	2020	2019
	(dollars in thousands)
Net cash provided by (used in):
Operating activities	$(16,980)	$(17,570)
Investing activities	(32,256)	(147)
Financing activities	49,222	5,012

Operating Activities

During 2020, our operating activities used $17.0 million in cash resulting primarily from our net loss of $19.6 million, which was partially offset by $1.1 million of non-cash expenses consisting primarily of $0.7 million of stock-based compensation expense, $0.2 million of depreciation and amortization, and a $0.2 million loss on debt extinguishment. During 2020, we received $1.5 million net cash from changes in our operating assets and liabilities resulting primarily from an increase of $1.2 million in other long-term liabilities due to deposit payments received from a customer.

During 2019, our operating activities used $17.6 million in cash resulting primarily from our net loss of $16.8 million, which was partially offset by $0.9 million non-cash expenses consisting primarily of $0.7 million of stock-based compensation expense. During 2019 we used net cash of $1.7 million from changes in our operating assets and liabilities resulting primarily from a $1.7 million increase in inventories due to increased sales volume of lidar sensors.

Investing Activities

During 2020, we used $32.3 million of cash for investing activities, resulting primarily from the purchase of short-term investments of $33.7 million, which was partially offset by proceeds from the sale of short-term investments of $1.5 million.

During 2019, we used $0.1 million of cash for investing activities, primarily for the purchase of property and equipment.

Financing Activities

During 2020, our financing activities provided $49.2 million of cash consisting primarily of net proceeds from the issuance of Series C Preferred Stock in the amount of $52.6 million and proceeds from the PPP loan of $1.1 million. The proceeds were partially offset by payments on the Term Loan of $5.0 million.

During 2019, our financing activities provided $5.0 million of cash consisting primarily of net proceeds from the Term Loan.

Contractual Obligations

The following table summarizes our non-cancellable contractual obligations as of June 30, 2021:

	Payment Due by Period
	1 year	2 Years	3 Years	Total
Operating leases(1)	$664	$1,719	$143	$2,526

____________

(1)      Consists of future non-cancelable minimum rental payments under operating leases for our offices.

On April 15, 2021, we entered into an office lease agreement for our new headquarters located in San Jose, California. The lease began on June 1, 2021 and is set to expire on January 31, 2023. See Note 13, Commitments and Contingencies, of the notes to our consolidated financial statements for the six months ended June 30, 2021, included elsewhere in this proxy statement/consent solicitation statement/prospectus for further discussion of our contractual obligations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market rates and prices. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates and interest rates.

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Interest Rate Risk

As of June 30, 2021, we had short-term investments of $13.0 million, which consisted of commercial paper and corporate debt securities which carry a degree of interest rate risk. A hypothetical 10% change in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our investment portfolio.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Substantially all of our revenue is generated in U.S. dollars. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the U.S. and to a lesser extent in Canada and Germany. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical consolidated financial statements. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Off-Balance Sheet Arrangement

We did not have any off-balance sheet arrangements as of June 30, 2021.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

Our revenue is primarily derived from product sales of lidar sensors to direct customers. Revenue is recognized at a point in time when control of the products is transferred to the customer, generally occurring upon shipment in an amount that reflects the consideration we expect to receive in exchange for those products.

We enter into contracts that can include multiple promises, which are generally capable of being distinct and accounted for as separate performance obligations; however, determining whether promises are considered distinct performance obligations that should be accounted for separately versus together may sometimes require significant judgment.

Transaction price is allocated to each performance obligation on a relative standalone selling price (“SSP”) basis. Judgment is required to determine SSP for each distinct performance obligation. We use a range of amounts to estimate SSP when products and services are sold separately. In instances where SSP is not directly observable, we determine SSP using information that may include other observable inputs available to us.

Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

Inventory Valuation

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the first in, first out basis. We record write-downs of inventories which are obsolete or in excess of anticipated demand. Significant judgment is used in establishing our forecasts of future demand and obsolete material exposures. We consider marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical revenue, and assumptions about future demand and market conditions in establishing our estimates. If the actual component usage and product demand are significantly lower than forecast, which may be caused by factors within and outside of our control, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and our customer requirements, we may be required to increase our inventory write-downs. A change in our estimates could have a significant impact on the value of our inventory and our results of operations.

Stock-Based Compensation

We grant stock options to employees and non-employees with an exercise price equal to the fair value of the shares at the date of grant. All stock option grants are accounted for using the fair value method and compensation is recognized as the underlying options vest. We use the Black-Scholes option pricing model to determine the fair value of stock option awards. The Black-Scholes model considers several variables and assumptions in estimating the fair value of the stock-based awards. These variables include the fair market value of common stock, stock-price volatility, expected term, expected dividends, risk-free interest rates, and forfeitures.

Fair Value of Common Stock — Given the absence of a public trading market, we considered numerous objective and subjective factors to determine the fair market value of common stock. These factors included but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights and preferences of preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions.

In valuing our common stock at various dates, the third-party valuation specialists determined the equity value of our business using a mix of the income and market approaches. The income approach focuses on the income-producing capability of the business, while the market approach measures the value of the business through an analysis of recent sales or offerings of comparable investments.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Expected Volatility — Expected volatility is estimated based on historical volatilities of comparable public companies operating in our industry.

Expected Term — The expected term of the options represents the period the options are expected to be outstanding and is estimated using the simplified method. We believe it is appropriate to use the simplified method in determining the expected life of options because we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options.

Dividend Yield — We have historically not issued dividends and do not expect to in the future.

Risk-free Interest Rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

Forfeitures — Forfeitures are recognized as they occur.

We use the same inputs to estimate the fair value of awards granted to nonemployees.

Changes in the Estimated Fair Value of Cepton Common Stock During the Periods Presented

Below we present a discussion regarding material differences between the valuations used to determine the fair value of Cepton common stock relative to the fair value implied by the Business Combination.

Valuation History — The December 2019 and April 2020 common stock valuations were determined to be $2.48 per share and $2.02 per share, respectively. The primary driver behind the decline in common stock fair value between those dates was the significant uncertainty associated with the COVID-19 pandemic during the first half of 2020.

During the second half of 2020, Cepton’s management team and Board of Directors reviewed and evaluated potential strategic opportunities and alternatives with a view of enhancing stockholder value and accelerating growth. Such opportunities and alternatives included, among other things, private financing transactions, capital market transactions, and possible acquisitions. Specifically, in September 2020, Cepton’s management had internal discussions regarding a SPAC transaction and as a result, Cepton’s management believed that an update to its common stock valuation assumptions was necessary. The September 2020 409A valuation reflects the possibility of a SPAC transaction occurring as of June 30, 2021. This assumption led to an increase in Cepton’s common stock valuation, resulting in a value per share of $3.07.

In April 2021, we began negotiations with a SPAC regarding a business combination and in May 2021, Cepton received a non-binding letter of intent (LOI) from the SPAC. The LOI indicated a pre-transaction enterprise value of $1.5 billion and a price per common share upon de-SPAC of approximately $24.69. The May 2021 409A valuation incorporated the preliminary terms of this LOI as well as assigning a higher probability to a SPAC transaction occurring in the near-term future. These changes in valuation assumptions resulted in a common stock fair value per share of $13.06.

On August 4, 2021, Cepton entered into the Business Combination Agreement with the SPAC. The fair value of Cepton’s common stock implied in the Business Combination Agreement at the close of the transaction was estimated at approximately $24 per share.

Below is the summary of 409A valuations performed during 2020 and 2021.

409A Valuation Date	Common Stock Fair Value
12/31/2019	$2.48
4/30/2020	$2.02
9/30/2020	$3.07
5/13/2021	$13.06

For the December 2019 and April 2020 409A valuations, we applied a combination of both the income approach and the public company market multiple method (“PCMMM”) market approach to determine the enterprise value of Cepton. Each approach was assigned an equal weighting of 50 percent. To arrive at the fair value of common stock, we utilized the option pricing method (“OPM”) to allocate the equity value.

For the September 2020 409A valuation, we adjusted our valuation approach as we had begun internal discussions surrounding the possibility of a SPAC or IPO transaction which had not occurred previously. As of this date, no specific SPAC had been identified and no formal negotiations had been undertaken. Due to these facts, we selected the probability weighted expected return method (“PWERM”) to allocate the enterprise value. The PWERM approach involves the estimation of future potential outcomes as well as values and probabilities associated with each potential outcome or scenario. Under the PWERM approach, we utilized a combination of (1) an “IPO/SPAC” and (2) a “Remain Private” scenarios to value our common stock.

The May 13, 2021 409A valuation incorporated our receipt of a non-binding letter of intent (“LOI”) related to a potential SPAC transaction. The preliminary terms of the LOI indicated a pre-transaction enterprise value of $1.5 billion and an expected price per common share upon de-SPAC of approximately $24.69 based on our then-current fully diluted capitalization. Given this information, we again utilized the PWERM approach to allocate the enterprise value for purposes of the May 13, 2021 409A valuation. Under the PWERM approach, we utilized a combination of (1) the SPAC and (2) the “Remain Private” scenarios to value our common stock. The weighting applied to the SPAC scenario as compared to the “Remain Private” scenario was adjusted upwards given the signed LOI and the Company’s consideration of the likelihood of completion of a SPAC transaction.

A summary of the equity awards granted during 2020 and 2021 is as follows:

Date of Option Grant	Options Granted	Common Stock Fair Value
2/26/2020	503,000	$2.48
7/15/2020	385,000	$2.02
8/20/2020	437,000	$2.02
12/24/2020	380,000	$3.07
2/12/2021	350,000	$3.07
6/10/2021	239,000	$13.06
6/23/2021	90,000	$13.06
6/30/2021	1,535,670	$13.06

Income Taxes

We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, we analyze future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, we would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this proxy statement/consent solicitation statement/prospectus.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

GCAC is an “emerging growth company” as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, Cepton expects to remain an emerging growth company at least through the end of the 2021 fiscal year and to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare Cepton’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the GCAC IPO, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding common equity held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

DESCRIPTION OF SECURITIES OF GCAC

The following summary of the material terms of the GCAC’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the proposed Amended and Restated Charter in its entirety for a complete description of the rights and preferences of GCAC’s securities following the Business Combination. The proposed Amended and Restated Charter is described in “The Amended and Restated Charter Proposal (Proposal 2),” and the full text of the proposed Amended and Restated Charter is attached as Annex B to this proxy statement/consent solicitation statement/prospectus.

Pursuant to the GCAC Charter, our authorized capital stock consists of 100,000,000 shares of GCAC Class A common stock, $0.0001 par value, 10,000,000 shares of GCAC Class B common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. Following the Business Combination, pursuant to the Amended and Restated Charter, the authorized capital stock of New Cepton will consist of 355,000,000 shares of common stock, $0.00001 par value, and 5,000,000 shares of undesignated preferred stock, $0.00001 par value. The following description summarizes the material terms of the capital stock of New Cepton after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit had an offering price of $10.00 and consists of one whole share of GCAC Class A common stock and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of GCAC Class A common stock at a price of $11.50 per share, subject to adjustment. On February 2, 2021, GCAC closed the GCAC IPO for the sale of 17,250,000 units, including 2,250,000 units issued pursuant to the underwriters’ over-allotment option in full, at a price of $10.00 per unit.

Common Stock

Upon the Closing, the outstanding shares of GCAC Class A common stock, including any shares of GCAC Class B common stock that are converted into GCAC Class A common stock in accordance with the GCAC Charter, will be redesignated as common stock, par value $0.00001 per share, of Cepton, Inc. (the new name of GCAC after the Closing), which shares are referred to herein as New Cepton common stock.

It is anticipated that, immediately after the Closing of the Business Combination, New Cepton will have a total of 170,004,641 shares of New Cepton common stock issued and outstanding. The foregoing excludes any outstanding Warrants and assumes that (i) there are no redemptions of any shares by GCAC’s public stockholders in connection with the Business Combination or an Extension Redemption, (iii) no awards are issued under the 2021 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) GCAC does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the total number of shares of New Cepton common stock issued and outstanding immediately after the Closing of the Business Combination will be different.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Amended and Restated Charter or Proposed Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of New Cepton common stock that are voted is required to approve any such matter voted on by our stockholders.

New Cepton’s board of directors will consist of seven members upon the closing of the Business Combination. In accordance with the Amended and Restated Charter to be filed immediately prior to the Closing of the Business Combination, the board of directors of New Cepton will be divided into three classes of directors, with (a) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing. Directors will not be able to be removed during their term except for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor

All of the outstanding Founder Shares, as shares of GCAC Class B common stock, will convert into shares of New Cepton common stock at the Closing of the Business Combination. With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our initial stockholders, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the Closing or (B) subsequent to our initial business combination, (x) if the last reported sale price of GCAC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 60 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Preferred Stock

The Amended and Restated Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in the Business Combination.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of New Cepton common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing. The Public Warrants will expire five years after the Closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New Cepton common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Cepton common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of New Cepton common stock upon exercise of a warrant unless the New Cepton common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We are not registering the shares of New Cepton common stock issuable upon exercise of the Public Warrants at this time. However, we have agreed that as soon as practicable, but in no event later than 15 business days after the Closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement covering the shares of New Cepton common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of New Cepton common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of New Cepton common stock issuable upon exercise of the warrants is not effective by the 60th business day after the Closing of the Business Combination, warrantholders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a

“cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the New Cepton common stock issuable upon exercise of the warrants is not effective within a specified period following the Closing of the Business Combination, warrantholders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the Public Warrants become exercisable, we may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

•        if, and only if, the reported last sale price of the New Cepton common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrantholders.

If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the New Cepton common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of New Cepton common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their warrants for that number of shares of New Cepton common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Cepton common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the New Cepton common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Cepton common stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the Closing. If we call our Public Warrants for redemption and our management does not take advantage of this option, Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of New Cepton common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of New Cepton common stock is increased by a stock dividend payable in shares of New Cepton common stock, or by a split-up of shares of New Cepton common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Cepton common stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of New Cepton common stock. A rights offering to holders of New Cepton common stock entitling holders to purchase shares of New Cepton common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New Cepton common stock equal to the product of (i) the number of shares of New Cepton common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Cepton common stock) and (ii) one (1) minus the quotient of (x) the price per share of New Cepton common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for New Cepton common stock, in determining the price payable for New Cepton common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of New Cepton common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of New Cepton common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of New Cepton common stock on account of such shares of New Cepton common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of New Cepton common stock in connection with the Closing of the Business Combination, (d) to satisfy the redemption rights of the holders of New Cepton common stock in connection with a stockholder vote to amend and restate the GCAC Charter (i) for an Extension or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Cepton common stock in respect of such event.

If the number of outstanding shares of our New Cepton common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New Cepton common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Cepton common stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of New Cepton common stock.

Whenever the number of shares of New Cepton common stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Cepton common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Cepton common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New Cepton common stock (other than those described above or that solely affects the par value of such shares of New Cepton common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New Cepton common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our New Cepton common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Cepton common stock in such a transaction is payable in the form of New Cepton common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrantholder for the loss of the option value portion of the warrant due to the requirement that the warrantholder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants and the Private Placement Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and GCAC. You should review a copy of the warrant agreement, which has been publicly filed with the SEC and which you can find in the list of exhibits to this registration statement, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of New Cepton common stock and any voting rights until they exercise their warrants and receive shares of New Cepton common stock. After the issuance of shares of New Cepton common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of New Cepton common stock to be issued to the warrantholder.

Private Placement Warrants

Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. The Private Placement Warrants (including the New Cepton common stock issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the Closing (except, among certain other limited exceptions to our officers and directors and other persons or entities affiliated with Sponsor) and they will not be redeemable by us so long as they are held by Sponsor or its permitted transferees. Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than Sponsor or its permitted transferees, the Private Placement Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of New Cepton common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Cepton common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the New Cepton common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

In order to finance transaction costs in connection with an intended initial business combination, Sponsor or its affiliate or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants (referred to in this registration statement as Working Capital Warrants) at a price of $1.00 per warrant at the option of the lender. Such Working Capital Warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by Sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the Closing of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions subsequent to the Closing. The payment of any cash dividends subsequent to the Closing will be within the discretion of our board of directors at such time. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

The GCAC Charter

The GCAC Charter contains certain requirements and restrictions relating to the GCAC IPO that will apply to us until the completion of our initial business combination. These provisions cannot be amended without the approval of the holders of 65% of our common stock. Our initial stockholders, who collectively beneficially own approximately 20% of our common stock may participate in any vote to amend the GCAC Charter and will have the discretion to vote in any manner they choose. Specifically, the GCAC Charter provides, among other things, that:

•        If we are unable to complete our initial business combination prior to August 2, 2022, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law;

•        Prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination;

•        Although we do not intend to enter into an initial business combination with a target business that is affiliated with our Sponsor, our directors or our officers, we are not prohibited from doing so. In the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm that such an initial business combination is fair to our company from a financial point of view;

•        If a stockholder vote on our initial business combination is not required by law and we do not decide to hold a stockholder vote for business or other legal reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act; whether or not we maintain our registration under the our Exchange Act or our listing on Nasdaq, we will provide our public stockholders with the opportunity to redeem their public shares by one of the two methods listed above;

•        So long as we obtain and maintain a listing for our securities on Nasdaq, Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination;

•        If our stockholders approve an amendment to the GCAC Charter (i) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of the GCAC IPO or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, we will provide our public stockholders with the opportunity to redeem all or a portion of their shares of GCAC Class A common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares; and

•        We will not effectuate our initial business combination with another blank check company or a similar company with nominal operations.

In addition, the GCAC Charter provides that under no circumstances will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 upon consummation of our initial business combination and after payment of underwriters’ fees and commissions.

Certain Anti-Takeover Provisions of Delaware Law and the Amended and Restated Charter and the Proposed Bylaws

New Cepton will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of New Cepton’s outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of New Cepton’s assets with a market value of 10% or more of its aggregate market value of all of its assets or of all of its outstanding stock. However, the above provisions of Section 203 do not apply if:

•        the New Cepton Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of New Cepton’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by the New Cepton Board and authorized at a meeting of New Cepton’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Cepton for a three-year period. This provision may encourage companies interested in acquiring New Cepton to negotiate in advance with the New Cepton Board because the stockholder approval requirement would be avoided if the New Cepton Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the New Cepton Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The Amended and Restated Charter provides that the New Cepton Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the New Cepton Board only by successfully engaging in a proxy contest at two or more annual meetings.

Authorized but Unissued Shares

New Cepton’s authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of New Cepton by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

The Amended and Restated Charter requires, to the fullest extent permitted by law, that derivative actions brought in New Cepton’s name, actions against any current or former directors, officers, employees or stockholders of New Cepton for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware or if such court does not have subject matter jurisdiction, the federal district court of the State of Delaware. The Amended and Restated Charter also requires the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against New Cepton’s directors and officers, although the New Cepton stockholders will not be deemed to have waived New Cepton’s compliance with federal securities laws and the rules and regulations thereunder.

Special meeting of stockholders

The Proposed Bylaws provide that special meetings of our stockholders may be called only by a resolution adopted by the New Cepton Board.

Advance notice requirements for stockholder proposals and director nominations

The Proposed Bylaws provide that stockholders seeking to bring business before New Cepton’s annual meeting of stockholders, or to nominate candidates for election as directors at New Cepton’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at New Cepton’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14A-8 of the Exchange Act, proposals seeking inclusion in New Cepton’s annual proxy statement must comply with the notice periods contained therein. The Proposed Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude New Cepton’s stockholders from bringing matters before New Cepton’s annual meeting of stockholders or from making nominations for directors at New Cepton’s annual meeting of stockholders.

Action by written consent

Any action required or permitted to be taken at any annual and special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance of the DGCL and may not be taken by written consent of the stockholders without a meeting.

Classified Board of Directors

The New Cepton Board will be divided into three classes, Class A, Class B and Class C, with members of each class serving staggered three-year terms. As a result, in most circumstances, a person can gain control of the New Cepton Board only by successfully engaging in a proxy contest at two or more annual meetings. The Amended and Restated Charter and the Proposed Bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all then outstanding shares of New Cepton capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on the New Cepton Board, including a vacancy resulting from an enlargement of the New Cepton Board, may be filled only by vote of a majority of New Cepton’s directors then in office.

Listing of Securities

GCAC Class A common stock and Public Warrants are currently listed on Nasdaq under the symbols “GCACU,” “GCAC” and “GCACW,” respectively. It is currently expected that after the Closing, the New Cepton common stock and Public Warrants will be listed on Nasdaq under the symbols “CPTN” and “CPTNW,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of GCAC Class A common stock (or after the Closing, New Cepton common stock) then outstanding; or

•        the average weekly reported trading volume of the GCAC Class A common stock (or after the Closing, New Cepton common stock) then during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/consent solicitation statement/prospectus, there are 21,562,500 shares of GCAC common stock outstanding. Of these shares, the 17,250,000 shares sold in the GCAC IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of GCAC’s affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 4,312,500 shares owned by our initial stockholders are restricted securities under Rule 144, in that they were issued in a private transaction not involving a public offering.

The Company anticipates that following the consummation of the Business Combination, New Cepton will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS

Both GCAC and Cepton are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Cepton stockholders will become stockholders of GCAC, and their rights will be governed by the DGCL, and, assuming the Amended and Restated Charter Proposal are approved by the GCAC stockholders at the GCAC Special Meeting, the Amended and Restated Charter attached to this proxy statement/consent solicitation statement/prospectus as Annex B, and the bylaws of GCAC.

The table below summarizes the material differences between the current rights of GCAC stockholders under the Existing Charter and bylaws, Cepton stockholders under the Cepton certificate of incorporation and bylaws and the rights of New Cepton stockholders, post-Closing, under the Amended and Restated Charter and bylaws of New Cepton, each as amended, as applicable, and as in effect immediately following the Business Combination.

While GCAC and Cepton believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the Business Combination and the rights of GCAC stockholders following the Business Combination, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/consent solicitation statement/prospectus and the other documents referred to in this proxy statement/consent solicitation statement/prospectus for a more complete understanding of the differences between being a stockholder of GCAC or Cepton before the Business Combination and being a stockholder of GCAC after the Business Combination. GCAC has attached as Annex B to this proxy statement/consent solicitation statement/prospectus a copy of the proposed Amended and Restated Charter, and has publicly filed its bylaws with the SEC, which you can find in the list of exhibits to this registration statement, and will send copies of the documents referred to in this proxy statement/consent solicitation statement/prospectus to you upon your request. Cepton will also send copies of its organizational documents referred to in this proxy statement/consent solicitation statement/prospectus to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement.

Current GCAC Rights and Cepton Rights Versus New Cepton Rights Post-Merger

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)
Authorized Capital Stock

The GCAC Charter is currently authorized to issue 111,000,000 shares, consisting of (a) 110,000,000 shares of common stock, including (i) 100,000,000 shares of GCAC Class A common stock, and (ii) 10,000,000 shares of GCAC Class B common stock, and (b) 1,000,000 shares of preferred stock.

Cepton is currently authorized to issue 106,208,009 shares of capital stock, consisting of (a) 75,000,000 shares of common stock, (b) 8,402,000 shares of Class F stock and (c) 22,806,009 shares of preferred stock, of which 8,000,000 shares are designated as Series A preferred stock, 4,069,600 shares are designated as Series B preferred stock, 3,272,475 shares are designated as Series B-1 preferred stock and 7,463,934 shares are designated as Series C preferred stock.

New Cepton will be authorized to issue 355,000,000 shares of capital stock, consisting of (a) 350,000,000 shares of common stock and (b) 5,000,000 shares of preferred stock.

Upon consummation of the Merger and assuming no share of GCAC Class A common stock are redeemed, we expect there will be approximately 170,004,641 shares of New Cepton common stock.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)
Number and Qualification of Directors

The number of directors of GCAC, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, will be fixed from time to time exclusively by the GCAC Board pursuant to a resolution adopted by a majority of the GCAC Board.

The number of directors of Cepton will be fixed from time to time by Cepton’s board of directors pursuant to a resolution adopted by a majority of Cepton’s board of directors or by the stockholders of Cepton at the annual meeting or any special meeting of the stockholders of Cepton.

The number of directors of New Cepton shall be 7. The precise number of directors shall be fixed by the New Cepton Board pursuant to a resolution adopted by the board of directors.
Classification of the Board of Directors

The GCAC Board is divided into two classes with staggered two year terms, as nearly equal in number as possible and designated Class I and Class II. The term of the initial Class I directors will expire at the first annual meeting of GCAC and the term of the initial Class II directors will expire at the second annual meeting of GCAC.

Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. However, the current charter of Cepton does not provide for a classified board of directors.

The board of directors of New Cepton will be divided into three classes of directors, with (a) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing. Directors will not be able to be removed during their term except for cause.

Appointment of Directors

Subject to the rights of the holders of one or more series of preferred stock of GCAC, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

At Cepton’s annual meeting, the stockholders elect directors each of whom shall hold office until his or her successor is elected and qualified, unless sooner displaced.

At stockholder meetings for the election of directors, the holders of Series A Preferred Stock voting as a separate class, the holders of Series B and B-1 Preferred Stock voting as a separate class on as-converted basis, and the holders of Series C Preferred Stock voting as a separate class, shall each be

At New Cepton’s annual meeting, the stockholders elect directors each of whom shall hold office until his or her successor is elected and qualified, unless sooner displaced.

At stockholder meetings for the election of directors, the vote required for election of a director shall be by a plurality of the votes cast by stockholders entitled to vote in the election in favor or against the election of a nominee.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)

entitled to elect one (1) director per class. The holders of Class F stock, voting as a separate class shall be entitled to elect two (2) directors, provided that, if at any time no shares of Class F remain outstanding, the holders of Common Stock shall be entitled to elect two (2) directors. The holders of Preferred Stock, Class F stock, and common stock, voting together as a single class on an as-converted basis, shall be entitled to elect the remaining directors.

Removal of Directors

Except any preferred stock director, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of GCAC entitled to vote generally in the election of directors, voting together as a single class.

Any director or the entire board may be removed from office with or without cause at any time, by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of Cepton entitled to vote for the election of directors.

Except any preferred stock director, any director may be removed from office with cause at any time, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66⅔%) of the total voting power of all then outstanding shares of New Cepton entitled to vote for the election of directors.

Vacancies on the Board of Directors

The GCAC Charter provides that newly created directorships resulting from an increase in the number of directors and any vacancies on the GCAC Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by the GCAC stockholders).

Any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Any newly created directorship on the Cepton Board that results from an increase in the number of directors and any vacancies on the board resulting from death, resignation, removal or failure of the stockholders to elect as many directors as the number of directorships fixed by them, or otherwise, are filled exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director.

Any newly created directorship on the New Cepton Board that results from an increase in the number of directors and any vacancies on the board are filled exclusively pursuant to a resolution adopted by a majority of the New Cepton Board then in office, even if less than a quorum, or by a sole remaining director.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)
Any director so chosen will hold office until his or her successor has been elected.

Any director elected to fill a vacancy resulting from an increase in the number of directors of such class will hold office for a term that shall coincide with the remaining term of that class and any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of their predecessor.

Special Meeting of the Board of Directors

Special meetings of the GCAC Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.

		Special meetings of the Cepton Board may be called by the President or Chief Executive Officer or upon the written request of any director by the Chief Executive Officer, Secretary or President.	Special meetings of the New Cepton Board may be called by the Chairman of the New Cepton Board, the Chief Executive Officer, the President or any two directors then in office.
Special Meeting of the Stockholders

Subject to the rights, if any, of the holders of any outstanding series of GCAC preferred stock, and to the requirements of applicable law, special meetings of stockholders of GCAC may be called only by the Chairman of the GCAC Board, the Co-Chief Executive Officers of GCAC, or the GCAC Board pursuant to a resolution adopted by a majority of the GCAC Board.

Special meetings of the stockholders of Cepton may be called by the Chief Executive Officer, President, or Secretary at the request of a writing of the majority of the members of the board of directors or holders of at least ten percent (10%) of the total voting power of all outstanding stock then entitled to vote.

Special meetings of the stockholders of New Cepton may be called by a resolution adopted by the majority of the New Cepton Board and may not be called by any other persons.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)
Notice of Stockholder Meetings

GCAC stockholder meetings generally require prior notice of not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL. If said notice is for a stockholders meeting other than an annual meeting, the notice must state the purpose or purposes for which the meeting is called.

Except as otherwise required by law or in the current charter, notice of each meeting of Cepton stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the Cepton stockholders entitled to notice of the meeting.

Except as otherwise required by law or in the current charter, written notice of each meeting of New Cepton stockholders, whether annual or special, shall be given to each stockholder for record entitled to vote at such meeting, not less than ten (10) nor more than sixty (60) days before the date of the meeting unless otherwise required by law, the Amended and Restated Charter, or the bylaws of New Cepton.

Voting

Except as otherwise required by law or the GCAC Charter, the holders of the common stock exclusively possess all voting power with respect to the GCAC.

Except as otherwise required by law or the GCAC Charter, the holders of shares of common stock are entitled to one vote for each such share on each matter properly submitted to the stockholders of GCAC on which the holders of the common stock are entitled to vote.

Except as otherwise required bylaws or the GCAC Charter, at any annual or special meeting of the stockholders of GCAC, holders of the Class A common stock and holders of the Class B common stock, voting together as a single class, have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Except as otherwise required by law or the current charter of Cepton, holders of common stock are entitled to one vote for each share of common stock held at all meetings; provided, that, except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the current charter of Cepton that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the current charter of Cepton.

Except as otherwise required by law or the current charter of Cepton, holders of preferred stock and Cepton Class F stock are entitled to case the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock and Cepton Class F stock held by such holder are convertible as of the record date on any matter

Except as otherwise required by law or the Amended and Restated Charter, holders of common stock are entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders are generally entitled to vote; provided, that, except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the charter of New Cepton that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the Amended and Restated Charter or the DGCL.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)

presented to the stockholders of Cepton for their action or consideration at any meeting of the stockholders of Cepton.

Except as otherwise required by law or the current charter of Cepton, holders of preferred stock and Cepton Class F stock shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

Cumulative Voting	Delaware law allows for cumulative voting only if provided for in the GCAC Charter; however, the GCAC Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the current charter of Cepton; however, the current charter of Cepton does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the charter of New Cepton. The charter of New Cepton does not authorize cumulative voting.
Drag Along	No equivalent provision.

If (i) the holders of a majority of Cepton Class F stock and (ii) the holders of a majority of Cepton preferred stock (together, the “Requisite Parties”) approve a sale of the company, the stockholders party to Cepton’s investors’ rights agreement shall be obligated to vote in favor of and otherwise support such sale and, if structured as a sale of stock, to sell the same proportion of their shares as the Requisite Parties.

Any action required or permitted to be taken by the stockholders of New Cepton at any annual or special meeting of the stockholders may be effected only at a duly called annual or special meeting of stockholders of New Cepton and may not be effected by any consent in writing by such stockholders.

Declaration and Payment of Dividends

The GCAC Board may from time to time declare, and GCAC may pay, dividends (payable in cash, property or shares of GCAC’s capital stock) on GCAC’s outstanding shares of capital stock, subject to applicable law, the rights, if any of the holders of the outstanding series of the Preferred Stock and GCAC charter.

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the

The board of directors of New Cepton may from time to time declare, and New Cepton may pay, dividends (payable in cash, property or shares of New Cepton’s capital stock) on New Cepton’s outstanding shares of capital stock, subject to the requirements of the DGCL and the Amended and Restated Charter.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)

issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.

The current charter of Cepton provides that, Cepton shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the preferred stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount equal to at least 8% of the applicable Original Issue Price per annum on each outstanding share of Preferred Stock. Such dividends shall be payable pro rata among the holders of Preferred Stock on a pari passu basis and shall not be cumulative. After the holders of Preferred Stock have received their full dividend preference, dividends may be declared to all holders of common stock, Class F stock, and Preferred Stock holders (on an as-converted to common stock basis). All dividends shall be payable only when, as and if determined by the board of directors of Cepton.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)
Limitation of Liability of Directors and Officers

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The GCAC Charter provides that an GCAC director may not be personally liable to GCAC or GCAC stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL unless they violated their duty of loyalty to GCAC or GCAC stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The current charter of Cepton provides that, to the fullest extent provided by law, no director will be personally liable to Cepton or its stockholders for monetary damages for breach of fiduciary duty as a director.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Amended and Restated Charter will provide that, to the fullest extent provided by law, no director will be personally liable to New Cepton or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors, Officers

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The GCAC Charter provides that to the fullest extent permitted by applicable law, GCAC will indemnify and hold harmless each person who is or was made

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The current charter of Cepton provides that Cepton is authorized to indemnify each director, officer and agent to the fullest extent permitted by applicable law.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The charter of New Cepton will provide that New Cepton will indemnify each director and officer to the fullest extent permitted by applicable law.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)

a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of GCAC or, while a director or officer of GCAC, is or was serving at the request of GCAC as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan.

Interested Directors

The GCAC Charter provides that GCAC renounces any expectancy that any of the directors or officers of GCAC will offer any corporate opportunity of which he or she may become aware to GCAC, except, the doctrine of corporate opportunity will apply with respect to any of the directors or officers of GCAC with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of GCAC and (i) such opportunity is one GCAC is legally and contractually permitted to undertake and would otherwise be reasonable for GCAC to pursue and (ii) the director or officer is permitted to refer that opportunity to GCAC without violating any legal obligation.

To the fullest extent permitted by law, Cepton renounces any expectancy that any of the Cepton directors will offer any corporate opportunity in which he or she may become aware to Cepton, except with respect to any of the directors of Cepton with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director of Cepton while such person is performing services in such capacity.

To the fullest extent permitted by law, New Cepton renounces any expectancy that any of the New Cepton directors will offer any corporate opportunity in which he or she may become aware to New Cepton, except with respect to any of the directors of New Cepton with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director of New Cepton while such person is performing services in such capacity.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)
Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The GCAC Board may exercise all such powers of GCAC and do all such lawful acts and things as allowed by statute or GCAC’s Charter or GCAC’s bylaws.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The Cepton Board may exercise all such powers of Cepton and do all such lawful acts and things as allowed by statute or Cepton’s charter or Cepton’s bylaws of the stockholders’ agreement of Cepton stockholders directed or required to be exercised or done solely by stockholders.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The New Cepton Board may exercise all such powers of New Cepton and do all such lawful acts and things as allowed by statute or the Amended and Restated Charter or the Proposed Bylaws of the stockholders’ agreement of New Cepton stockholders directed or required to be exercised or done solely by stockholders.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)
Inspection of Books and Records

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The current charter of Cepton permits Cepton’s books and records to be kept within or outside Delaware.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. New Cepton shall at its principal executive office or other place designated by the board of directors, keep a record of its stockholders, the number and class of shares held, a copy of the bylaws as amended to date, accounting books and other records.

Choice of Forum

The GCAC Charter provides that unless GCAC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any GCAC stockholder to bring (i) any derivative action or proceeding brought on behalf of GCAC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of GCAC to GCAC or GCAC stockholders, (iii) any action asserting a claim against GCAC, its directors, officers or employees arising pursuant to any provision of the DGCL or the GCAC Charter or the GCAC bylaws, or (iv) any action asserting a claim against GCAC, its directors, officers or employees governed by the internal affairs doctrine.

Neither the current charter nor the bylaws of Cepton contain a choice of forum provision.

The Amended and Restated Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of New Cepton, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of New Cepton to New Cepton or New Cepton’s stockholders, (iii) any action asserting a claim against New Cepton, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Amended and Restated Charter or the Proposed Bylaws, (iv) any action asserting a claim against New Cepton, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions. The exclusive forum provision will not apply to suits brought to

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)

enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Quorum

Board of directors. A majority of the GCAC Board constitutes a quorum at any meeting of the GCAC Board.

Stockholders. The holders of a majority of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business.

Board of directors. A majority of the Cepton Board constitutes a quorum at any meeting of the Cepton Board.

Stockholders. The presence, in person or proxy, at a stockholders meetings of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum.

Board of directors. A majority of the New Cepton Board constitutes a quorum at any meeting of the New Cepton Board.

Stockholders. The presence, in person or proxy, at a stockholders meetings of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum.

Amendment to Certificate of Incorporation

GCAC may amend the GCAC Charter as authorized by the GCAC Charter and the DGCL. However, GCAC may not amend the GCAC Charter, without the prior vote or written consent of the holders of a majority of the shares of GCAC Class B common stock, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the GCAC Class B common stock. Additionally GCAC may not make an amendment to the GCAC Charter relating to a “business combination” without the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of GCAC common stock.

Under Delaware law, an amendment to a charter generally requires the approval of the Cepton Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

As long as at least twenty percent (20%) of the originally issued shares of Cepton preferred stock remain outstanding, Cepton’s current charter cannot be amended in a manner that is adverse to the holders of Cepton preferred stock without the holders of a majority of the outstanding shares of Preferred Stock voting together as a single class and on as-converted basis.

Under Delaware law, an amendment to a charter generally requires the approval of the New Cepton Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class. The affirmative vote of the holders of at least sixty-six and two-third percent (66⅔%) of the voting power of New Cepton’s outstanding shares of capital stock entitled to vote in the election of directors, shall be required to amend the Amended and Restated Charter inconsistent with any provision inconsistent with Articles V, VI, VIII, VIII, IX or X of the Amended and Restated Charter.

Provision	Growth Capital Acquisition Corp. (Pre-Merger)	Cepton Technologies, Inc. (Pre-Merger)	New Cepton (Post-Closing)
Amendment to Bylaws

The affirmative vote of a majority of the GCAC Board is required to amend the GCAC bylaws. The GCAC bylaws also may be amended by the GCAC stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock GCAC required by applicable law or the GCAC Charter, the affirmative vote of the holders of at least a majority of the voting power (except with respect to certain indemnification provisions) of all outstanding shares of capital stock of GCAC entitled to vote generally in the election of directors, voting together as a single class, will be required to amend the bylaws, provided further that no bylaws adopted by the stockholders shall invalidate any prior act of the board that would have been valid if such by laws had not been adopted.

The Cepton Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of Cepton. The bylaws may also be amended, repealed or added to by the Cepton stockholders representing a majority of the voting power of all of the then-outstanding shares of capital stock of Cepton. As long as at least twenty percent (20%) of the originally issued shares of Preferred Stock remain outstanding, the bylaws cannot be amended in a manner that is adverse to the holders of Preferred Stock without the holders of a majority of the outstanding shares of Preferred Stock voting together as a single class and on as-converted basis.

The New Cepton Board will be expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of New Cepton by an affirmative vote of the majority of the entire board of directors. The bylaws may also be amended, repealed or added to by the New Cepton stockholders representing at least sixty-six and two-thirds percent (66⅔%) of the voting power of all of the then-outstanding shares of capital stock of New Cepton entitled to vote generally in the election of directors, voting together as a single class.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of GCAC common stock as of September 30, 2021 (the “Ownership Date”), which is prior to the consummation of the Business Combination (pre-Business Combination); (ii) the actual ownership of Cepton stock as of September 30, 2021 (pre-Business Combination) and (iii) expected beneficial ownership of New Cepton common stock immediately following the Closing (post-Business Combination), assuming that no Public Shares are redeemed, and alternatively that the maximum number of Public Shares are redeemed, by

•        each of GCAC’s current executive officers and directors;

•        each person who is known by us to be the beneficial owner of more than 5% of the issued and outstanding shares of the GCAC common stock or of Cepton Capital Stock;

•        each person who will (or is expected to) become an executive officer or director of New Cepton following the Closing; and

•        all executive officers and directors of GCAC as a group pre-Business Combination and all executive officers and directors of New Cepton post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

The beneficial ownership of shares of GCAC common stock pre-Business Combination is based on 21,562,500 outstanding shares of GCAC common stock (including 17,250,000 shares of GCAC Class A common stock and 4,312,500 shares of GCAC Class B common stock) issued and outstanding as of the Ownership Date. The ownership percentages listed below do not include any such shares of GCAC Class A common stock that may be purchased after the Ownership Date.

The expected beneficial ownership percentages set forth in the table below post-Business Combination assumes:

(i)     no exercise of the 13,800,000 Public Warrants that will remain outstanding post-Business Combination, which will become exercisable at the holder’s option 30 days after Closing at an exercise price of $11.50 per share, provided that New Cepton has an effective registration statement under the Securities Act covering the shares of New Cepton common stock issuable upon exercise of the Public Warrants or Private Placement Warrants and a current prospectus relating to them is available, which are not expected to occur within 60 days of the date of this proxy statement/consent solicitation statement/prospectus;

(ii)    5,950,000 shares of GCAC Class A common stock are issued in connection with the PIPE Financing immediately prior to the Closing; and

(iii)   that each share of Cepton common stock will be exchanged for approximately 2.458 shares of New Cepton common stock based on the Per Share Stock Consideration as of September 30, 2021.

The expected beneficial ownership of shares of New Cepton common stock post-Business Combination Assuming No Redemption in the table below has been determined based upon 168,970,881 shares of New Cepton common stock outstanding.

The expected beneficial ownership of shares of New Cepton common stock post-Business Combination Assuming Maximum Redemptions in the table below has been determined based upon 153,007,934 shares of New Cepton common stock outstanding, based on the assumption that the Public Stockholders holding approximately 93% of the Public Shares exercise redemption rights with respect to their Public Shares and that the Public Stockholders listed in the table below exercise the redemption rights with respect to their shares. This scenario assumes that 15,962,947

Public Shares are redeemed for an aggregate redemption payment of approximately $159.6 million including a pro rata portion of interest accrued on the Trust Account of $172.5 million. This maximum redemption scenario is based on a Minimum Cash Condition of $58.5 million at Closing of the Business Combination, consisting of Trust Account funds, PIPE Financing proceeds and all other GCAC cash and cash equivalents of GCAC less the aggregate amount of cash proceeds that will be required to satisfy the redemption of the Public Shares.

					After the Business Combination
	Before the Business Combination				Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of shares of GCAC Common Stock(2)%		Number of Shares of Cepton Capital Stock	%	Number of shares of New Cepton Common Stock	%	Number of shares of New Cepton Common Stock	%
Directors and Executive Officers of GCAC:
Prokopios Tsirigakis(3)	1,367,500	6.34%	—	—	1,367,500	*	1,367,500	*
George Syllantavos(3)	1,367,500	6.34%	—	—	1,367,500	*	1,367,500	*
Harry Braunstein	30,000	*	—	—	30,000	*	30,000	*
Gary Leibler	30,000	*	—	—	30,000	*	30,000	*
Evan Breibart	30,000	*	—	—	30,000	*	30,000	*
All Directors and Executive Officers of GCAC as a Group (Five Individuals)	1,457,500	6.76%	—	—	1,457,500	*	1,457,500	*

Five Percent Holders of GCAC:
Growth Capital Sponsor LLC (our Sponsor)(4)	1,367,500	6.34%	—	—	1,367,500	*	1,367,500	*
Maxim Partners LLC(4)	1,367,500	6.34%	—	—	1,367,500	*	1,367,500	*
Prokopios Tsirigakis	1,367,500	6.34%	—	—	1,367,500	*	1,367,500	*
George Syllantavos	1,367,500	6.34%	—	—	1,367,500	*	1,367,500	*
Hudson Bay(5)	2,117,500	9.82%	—	—	2,117,500	1.16%	2,117,500	1.28%

Directors and Executive Officers of New Cepton After Consummation of the Business Combination:
Dr. Jun Pei(6)	—	—	12,320,143	21.4%	30,277,944	16.5%	30,277,944	18.1%
Dr. Jun Ye(7)	—	—	10,500,000	18.2%	25,804,767	14.1%	25,804,767	15.4%
Dr. Winston Fu(8)	—	—	6,487,096	11.3%	15,942,667	8.7%	15,942,667	9.5%
Dr. Mark McCor[d](9)	—	—	4,250,000	7.4%	10,444,786	5.7%	10,444,786	6.2%
Liqun Han(10)	—	—	1,100,000	1.9%	2,661,356	1.5%	2,661,356	1.6%
Dongyi Liao(11)	—	—	807,291	1.4%	1,912,516	1.0%	1,912,516	1.2%
Jinying (Jenny) Chen(12)	—	—	51,250	*	113,884	*	113,884	*
All Directors and Executive Officers of New Cepton as a Group (Seven Individuals)	__	__	35,515,780	60.0%	87,157,920	50.3%	87,157,920	55.4%

Five Percent Holders of New Cepton After Consummation of the Business Combination:
Dr. Jun Pei	—	—	12,320,143	21.4%	30,277,944	16.5%	30,277,944	18.1%
Dr. Jun Ye	—	—	10,500,000	18.2%	25,804,767	14.1%	25,804,767	15.4%
Dr. Mark McCord	—	—	4,250,000	7.4%	10,444,786	5.7%	10,444,786	6.2%
LDV Partners Fund I, L.P.(8)	—	—	6,487,096	11.3%	15,942,667	8.7%	15,942,667	9.5%
Koito Manufacturing, Ltd.	—	—	5,971,147	10.4%	19,674,672	10.7%	19,674,672	11.8%
Yupeng Cui(13)	—	—	3,952,000	6.9%	9,712,423	5.3%	9,712,423	5.8%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of our Sponsor and each of the directors and executive officers of GCAC is c/o Growth Capital Acquisition Corp., 300 Park Avenue, New York, NY 10022.

(2)      Unless otherwise noted, interests shown consist of founder shares, classified as shares of GCAC Class B common stock. Such shares are convertible into shares of GCAC Class A common stock on a one-for-one basis.

(3)      Represents 1,367,500 shares of GCAC Class B common stock owned by Nautilus Carriers LLC of which Messrs. Tsirigakis and Syllantavos are the managing members.

(4)      Our Sponsor is the record holder of such shares. Maxim is the managing member of our Sponsor. MJR Holdings LLC owns 73.15% of the outstanding membership interest of Maxim Partners. Mr. Michael Rabinowitz is the managing member of MJR Holdings LLC. As such, each of Maxim Partners, MJR Holdings LLC and Mr. Rabinowitz may be deemed to have beneficial ownership of the shares of common stock held directly by our Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(5)      Before the Business Combination, consists of 750,000 shares of GCAC Class A common stock, and 1,367,500 shares of GCAC Class B common stock. Hudson Bay, the investment manager of HB Strategies LLC, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay. Mr. Gerber disclaims beneficial ownership over these securities. After the Business Combination, consists of 2,117,500 shares of New Cepton common stock.

(6)      Before the Business Combination, consists of 7,900,000 shares of Cepton common stock, 3,920,143 shares of Cepton Class F Common Stock and 500,000 shares of Cepton Series A Preferred Stock. After the Business Combination, consists of 30,277,944 shares of New Cepton common stock. The business address of Dr. Jun Pei is c/o Cepton, 399 West Trimble Road, San Jose, California 95131.

(7)      Before the Business Combination, consists of 5,500,000 shares of Cepton common stock, 2,500,000 shares of Cepton Class F Common Stock and 500,000 shares of Cepton Series A Preferred Stock. Dr. Jun Ye is a trustee of The Lynnelle Lin Ye Irrevocable Trust dated December 8, 2020, which is the record holder of 1,000,000 shares of Cepton common stock before the Business Combination. Dr. Jun Ye is also a trustee of Brion Qi Ye Irrevocable Trust dated December 8, 2020, which is the record holder of 1,000,000 shares of Cepton common stock before the Business Combination. After the Business Combination, consists of 25,804,767 shares of New Cepton common stock. The business address of Dr. Jun Ye is c/o Cepton, 399 West Trimble Road, San Jose, California 95131.

(8)      Before the Business Combination, consists of 1,350,000 shares of Cepton common stock, 3,765,000 shares of Cepton Series A Preferred Stock, 368,000 shares of Cepton Series B Preferred Stock, 735,394 shares of Cepton Series B-1 Preferred Stock and 268,702 shares of Cepton Series C Preferred Stock held by LDV Partners Fund I, L.P. Dr. Winston Fu is a managing member of LDV Partners I (GP), Ltd., which is the general partnership that manages LDV Partners Fund I, L.P. Dr. Fu disclaims beneficial ownership of the 1,350,000 shares of Cepton common stock, 3,765,000 shares of Cepton Series A Preferred Stock, 368,000 shares of Cepton Series B Preferred Stock, 735,394 shares of Cepton Series B-1 Preferred Stock and 268,702 shares of Cepton Series C Preferred Stock held by LDV Partners Fund I, L.P., except to the extent of any pecuniary interest he may have therein, directly or indirectly. After the Business Combination, consists of 15,942,667 shares of New Cepton common stock. The business address of Dr. Fu is c/o Cepton, 399 West Trimble Road, San Jose, California 95131.

(9)      Before the Business Combination, consists of 3,000,000 shares of Cepton common stock, 1,000,000 shares of Cepton Class F Common Stock and 250,000 shares of Cepton Series A Preferred Stock. Dr. Mark McCord is a trustee of the McCord Trust, dated January 7, 2020, which is the record holder of the shares. After the Business Combination, consists of 10,444,786 shares of New Cepton common stock. The business address of Dr. Mark McCord is c/o Cepton, 399 West Trimble Road, San Jose, California 95131.

(10)    Before the Business Combination, consists of 200,000 shares of Cepton Series A Preferred Stock and 900,000 shares of Cepton common stock subject to options exercisable within 60 days of September 30, 2021. After the Business Combination, consists of 2,661,356 shares of New Cepton common stock subject to options exercisable within 60 days of September 30, 2021. The business address of Dr. Liqun Han is c/o Cepton, 399 West Trimble Road, San Jose, California 95131.

(11)    Before the Business Combination, consists of 807,291 shares of Cepton common stock subject to options exercisable within 60 days of September 30, 2021. After the Business Combination, consists of 1,912,516 shares of New Cepton common stock subject to options exercisable within 60 days of September 30, 2021. The business address of Dr. Dongyi Liao is c/o Cepton, 399 West Trimble Road, San Jose, California 95131.

(12)    Before the Business Combination, consists of 51,250 shares of Cepton common stock subject to options exercisable within 60 days of September 30, 2021. After the Business Combination, consists of 113,884 shares of New Cepton common stock subject to options exercisable within 60 days of September 30, 2021. The business address of Jinying (Jenny) Chen is c/o Cepton, 399 West Trimble Road, San Jose, California 95131.

(13)    Before the Business Combination, consists of 3,000,000 shares of Cepton common stock and 952,000 shares of Cepton Class F Common Stock. After the Business Combination, consists of 9,712,423 shares of New Cepton common stock. The business address of Yupeng Cui is c/o Cepton, 399 West Trimble Road, San Jose, California 95131.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of New Cepton will be managed by or under the direction of the New Cepton Board. New Cepton’s Amended and Restated Charter provides for a staggered, or classified, Board consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year’s annual meeting of stockholders, as follows:

•        Class A, which we anticipate will consist of Jun Ye, Winston Fu and            , whose terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;

•        Class B, which we anticipate will consist of George Syllantavos and Jason Zhang, whose terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and

•        Class C, which we anticipate will consist of Jun Pei and Takayuki Katsuda, whose terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which the term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on the New Cepton Board may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the New Cepton Board may have the effect of delaying or preventing changes in New Cepton’s control or management. New Cepton’s directors may be removed for cause by the affirmative vote of the holders of at least two-thirds of New Cepton’s voting securities.

The following table sets forth the name, age and position of each of the expected directors and executive officers of New Cepton upon consummation of the Business Combination as of August 31, 2021:

Name	Age	Position
Executive Officers
Jun Pei	53	President, Chief Executive Officer and Chair of the New Cepton Board
Winston Fu	55	Chief Financial Officer and Director
Mark McCord	60	Chief Technology Officer
Liqun Han	52	Senior Vice President of Operations
Dongyi Liao	45	Senior Vice President of Applications
Jinying (Jenny) Chen	48	Corporate Controller

Non-Employee Directors
Jun Ye	54	Director
Xiaogang (Jason) Zhang	55	Director
Takayuki Katsuda	58	Director
George Syllantavos(1) (2) (3)	57	Director
		Director

____________

(1)      Member of the New Cepton audit committee, effective upon the consummation of the Business Combination.

(2)      Member of the New Cepton compensation committee, effective upon the consummation of the Business Combination.

(3)      Member of the New Cepton nominating and corporate governance committee, effective upon the consummation of the Business Combination.

Executive Officers

Jun Pei.    Upon consummation of the Business Combination, Dr. Pei will serve as New Cepton’s President, Chief Executive Officer and as the Chair of the New Cepton Board. Dr. Pei has served as the CEO of Cepton since co-founding the company in 2016. Dr. Pei previously served as the CEO and founder of AEP Technology, Inc., an optical instrumentation company, from November 2010 to July 2017 and as a general manager of acoustic and lidar engineering at Velodyne Lidar, Inc. (Nasdaq:VLDR), a lidar technology company, from May 2007 to November 2010.

Dr. Pei received his Ph.D. in Electrical Engineering from Stanford University. Dr. Pei is qualified to serve on the New Cepton Board based on his substantial business, leadership and management experience as the CEO of Cepton and previous experience at instrumentation and lidar companies.

Winston Fu.    Upon consummation of the Business Combination, Dr. Fu will serve as the Chief Financial Officer and as a member of the New Cepton Board. Dr. Fu has served as Cepton’s CFO since August 2020 and a member of the Cepton Board since July 2016. Dr. Fu is a co-founder and has been a managing member of LDV Partners I (GP), Ltd. since December 2014 and LDV Partners II (GP) LLC since November 2019. Previously, Dr. Fu served as CFO and Chairman of Active-Semi International, Inc. from September 2014 to May 2019, when Active-Semi was acquired by Qorvo, Inc. (Nasdaq:QRVO). Additionally, Dr. Fu served as a member of the board of New Focus, Inc. (Nasdaq:NUFO) from September 1999 to March 2004, when New Focus was acquired by Bookham Technology plc (LSE:BHM). Dr. Fu served on the board of Bookham Technology from March 2004 to October 2004. Dr. Fu has an M.B.A. from the Kellogg School of Management, a Ph.D. in Applied Physics from Stanford University and a B.S. in Physics from Massachusetts Institute of Technology. Dr. Fu is qualified to serve on the New Cepton Board based on his extensive leadership and investment experience in the semiconductor industry.

Mark McCord.    Upon consummation of the Business Combination, Dr. McCord will serve as the Chief Technology Officer of New Cepton. Dr. McCord has served as the Chief Technology Officer and Vice President of Engineering of Cepton since co-founding the company in 2016. Prior to co-founding Cepton, Dr. McCord was a System Engineering Manager at PDF Solutions, Inc. (Nasdaq:PDFS) from September 2015 to June 2016 and a Director of System Engineering, Advanced Development at KLA Corporation (formerly KLA-Tencor Corporation) (Nasdaq:KLAC) from September 1998 to September 2015. Dr. McCord received his Ph.D. in Electrical Engineering from Stanford University.

Liqun Han.    Upon consummation of the Business Combination, Dr. Han will serve as the Senior Vice President of Operations of New Cepton. Dr. Han has served as the Senior Vice President of Operations of Cepton since September 2020 and as the Vice President of Operations of Cepton from October 2016 to September 2020. Previously, Dr. Han was Director of Engineering & Technology at KLA-Tencor, responsible for core technology innovation and new product introduction. Dr. Han received a Ph.D. in Applied Physics and a M.S. in Electrical Engineering from Stanford University, with a specialty in solid-state electronics and optics.

Dongyi Liao.    Upon consummation of the Business Combination, Dr. Liao will serve as the Senior Vice President of Applications of New Cepton. Dr. Liao was the Vice President of Applications of Cepton from February 2017 to June 2019 and has served as the Senior Vice President of Applications of Cepton since June 2019. Prior to Cepton, Dr. Liao co-founded YourMechanic.com and served as its Chief Technology Officer from January 2012 until December 2016. He also served in various engineering and managerial roles at NVIDIA from 2001 to 2010. Dr. Liao has a Ph.D. in Nuclear Engineering from Massachusetts Institute of Technology.

Jinying (Jenny) Chen.    Upon consummation of the Business Combination, Ms. Chen will serve as the Corporate Controller of New Cepton. Ms. Chen has served as the Corporate Controller of Cepton since November 2019. Ms. Chen previously served as a Corporate Controller for GenapSys, Inc., from May 2019 to October 2019, and as the Director of Accounting and Administration for Particle Media, Inc. from June 2015 to May 2019. She additionally served as Senior SEC Reporting at Super Micro Computer, Inc. (Nasdaq:SMCI) from August 2014 to June 2015 and as an Audit Senior at Deloitte from June 2013 to August 2014 and PricewaterhouseCoopers from August 2006 to September 2010. Ms. Chen has a Master of Finance from University of Illinois at Urbana-Champaign, an MBA from the Beijing Institute of Technology, and a B.A. in Accounting from the Central University of Finance and Economics.

Non-Employee Directors

Jun Ye.    Upon consummation of the Business Combination, Dr. Ye will serve as a member of the New Cepton Board. Dr. Ye has served as the president and CEO of Sentieon, Inc., a bioinformatics software development company, since co-founding it in July 2014. Dr. Ye previously served as the co-founder, president, and CEO of Founton Technologies, Inc., a company that specialized in datamining, which is now part of Alibaba Group, from May 2011 to June 2014. Prior to Founton, Dr. Ye was the co-founder, president, and CTO of Brion Technologies, Inc., a company specializing in computational lithography for semiconductor manufacturing (acquired by ASML in December 2006), from September 2002 to April 2011. Dr. Ye was a consulting professor of electrical engineering at Stanford University from October 2001 to August 2015. Dr. Ye has a Ph.D. in electrical engineering from Stanford University, a M.S. in physics from Iowa State University, and a B.S. in electrical engineering from Fudan University. Dr. Ye is qualified to serve on the New Cepton Board based on his significant experience leading as an executive at technology-driven companies.

Xiaogang (Jason) Zhang.    Upon consummation of the Business Combination, Mr. Zhang will serve as a member of the New Cepton Board. Mr. Zhang has served as the managing partner of CFT Capital, a leading high tech industry investment fund management firm in China, since January 2018. During 2017, Mr. Zhang served as a consultant, advisor and/or board member to certain companies. Mr. Zhang previously served as the Managing Director, Asia Pacific of Delphi Automotive Inc. from August 2015 to December 2016, senior executive positions at Freescale Semiconductor Inc, NXP Semiconductors Co. Ltd., Philips China Investment Co. Ltd. in China. He was the CFO at T3G Technologies Inc. from 2004 to 2005, as assigned by Philips. Mr. Zhang has an M.B.A. from Insead, an M.S. in engineering from Stanford University and a B.S. in Engineering from Tsinghua University. Mr. Zhang is qualified to serve on the New Cepton Board based on his significant investment and business development experience in innovative technologies in the automotive, industrial, networking and consumer markets.

Takayuki Katsuda.    Upon consummation of the Business Combination, Mr. Katsuda will serve as a member of the New Cepton Board. Mr. Katsuda has served as the managing corporate officer of Koito since June 2016 and as a member of the board since June 2019. Prior to Koito, Mr. Katsuda served as the Chief Engineer, Product Planning at Lexus International from January 2007 to March 2016. Mr. Katsuda holds a degree in Aeronautical Engineering from Kyushu University. Mr. Katsuda is qualified to serve on the New Cepton Board based on his broad leadership experience in the automotive engineering industry.

George Syllantavos.    Upon consummation of the Business Combination, Mr. Syllantavos will serve as a member of the New Cepton Board. Mr. Syllantavos has served as the co-CEO and CFO of GCAC since December 2019, has served as a board member and the Chair of the audit committee of ITHAX Acquisition Corp. (Nasdaq;ITHX) since January 2021 and has served as a board member of Phunware Inc. (Nasdaq:PHUN) since December 2018. Previously, Mr. Syllantavos served as co-CEO and CFO of Stellar Acquisition III Corp. (Nasdaq:STLR) from December 2015 to December 2018. Mr. Syllantavos also co-founded Nautilus Energy Management Corp. and has served as a managing director since May 2011, and has served as partner of SevenSeas Investment Fund since 2018. Mr. Syllantavos holds a degree in industrial engineering from Roosevelt University and a MBA from Northwestern University, Kellogg School of Management. Mr. Syllantavos is qualified to serve on the New Cepton Board based on his significant business leadership and business operational experience serving as the chief executive officer and chief financial officer of several public companies.

Board of Directors Leadership Structure

Upon the consummation of the Business Combination, New Cepton’s Proposed Bylaws will not require separating the roles of Chair of the Board and Chief Executive Officer. The New Cepton Board believes that combining these roles will help to promote unified leadership and direction for both the New Cepton Board and management, and is consequently expected to appoint Dr. Pei as President, Chief Executive Officer and Chair of the New Cepton Board upon consummation of the Business Combination.

In connection with the expected appointment of Dr. Pei as Chair of the New Cepton Board, the Board is also expected to create the position of Lead Independent Director upon the consummation of the Business Combination and appoint                to serve in that role.

Board Composition

Upon the consummation of the Business Combination, the New Cepton Board will be comprised of seven directors, of which six directors will be nominated by Cepton, including the chief executive officer of the New Cepton and one director will be nominated by GCAC, who shall be considered “independent” for Nasdaq listing purposes, to be approved by Cepton.

Director Independence

Upon the consummation of the Business Combination, the New Cepton Board is expected to determine that each of the directors on the New Cepton Board other than            ,            and            will qualify as independent directors, as defined under the listing rules of Nasdaq, and the New Cepton Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, New Cepton will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Role of the New Cepton Board in Risk Oversight/Risk Committee

Upon the consummation of Business Combination, one of the key functions of the New Cepton Board will be informed oversight of New Cepton’s risk management process. The New Cepton Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Cepton Board as a whole, as well as through various standing committees of the New Cepton Board that address risks inherent in their respective areas of oversight. For example, the New Cepton audit committee will be responsible for overseeing the management of risks associated with the New Cepton’s financial reporting, accounting, and auditing matters; the New Cepton’s compensation committee will oversee the management of risks associated with our compensation policies and programs.

Board Committees

Effective upon the consummation of the Business Combination, the New Cepton Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The New Cepton Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current Nasdaq rules. New Cepton intends to comply with future requirements to the extent they will be applicable to New Cepton. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of New Cepton’s website.

Audit Committee

New Cepton’s audit committee will consist of George Syllantavos,            and            . The New Cepton Board has determined that each of the members of the audit committee will satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the New Cepton Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

George Syllantavos will serve as the Chair of the audit committee. The New Cepton Board determined that George Syllantavos qualifies as an audit committee financial expert within the meaning of the rules and regulations of the SEC and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, the New Cepton Board considered George Syllantavos’ formal education and previous experience in financial roles. Both New Cepton’s independent registered public accounting firm and management periodically will meet privately with New Cepton’s audit committee.

The functions of the audit committee will include, among other things:

•        evaluating the performance, independence and qualifications of New Cepton’s independent auditors and determining whether to retain New Cepton’s existing independent auditors or engage new independent auditors;

•        monitoring the integrity of New Cepton’s financial statements and New Cepton’s compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•        reviewing the integrity, adequacy and effectiveness of New Cepton’s internal control policies and procedures;

•        preparing the audit committee report required by the SEC to be included in New Cepton’s annual proxy statement;

•        discussing the scope and results of the audit with New Cepton’s independent auditors, and reviewing with management and New Cepton’s independent auditors New Cepton’s interim and year-end operating results;

•        establishing and overseeing procedures for employees to submit concerns anonymously about questionable accounting or auditing matters;

•        reviewing New Cepton’s guidelines and policies on risk assessment and risk management;

•        reviewing and approving related party transactions;

•        obtaining and reviewing a report by New Cepton’s independent auditors at least annually, that describes New Cepton’s independent auditors internal quality control procedures, any material issues raised by review under such procedures, and any steps taken to deal with such issues when required by applicable law; and

•        approving (or, as permitted, pre-approving) all audit and non-audit services to be performed by New Cepton’s independent auditors.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Cepton will to comply with future requirements to the extent they become applicable to New Cepton.

Compensation Committee

New Cepton’s compensation committee will consist of George Syllantavos,            and            .            will serve as the Chair of the compensation committee. The New Cepton’s Board has determined that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of Nasdaq.

The functions of the compensation committee will include, among other things:

•        approving the retention of compensation consultants and outside service providers and advisors;

•        reviewing and approving, or recommending that the New Cepton Board approve, the compensation of New Cepton’s executive officers, including annual base salary, annual incentive bonuses, specific performance goals relevant to their compensation, equity compensation, employment;

•        reviewing and recommending to the New Cepton Board the compensation of New Cepton’s directors;

•        administering and determining any award grants under New Cepton’s equity and non-equity incentive plans;

•        reviewing and evaluating succession plans for the executive officers;

•        preparing the compensation committee report required by the SEC to be included in New Cepton’s annual proxy statement; and

•        periodically reviewing New Cepton’s practices and policies of employee compensation as they relate to risk management and risk-taking incentives.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Cepton will comply with future requirements to the extent they become applicable to New Cepton.

Nominating and Corporate Governance Committee

New Cepton’s nominating and corporate governance committee will consist of George Syllantavos,            and            . will serve as the Chair of the nominating and corporate governance committee. The New Cepton Board has determined that each of the members of New Cepton’s nominating and corporate governance committee will satisfy the independence requirements of Nasdaq.

The functions of the nominating and corporate governance committee include, among other things:

•        identifying, evaluating, and recommending individuals qualified to become members of the New Cepton Board and its committees;

•        evaluating the performance of the New Cepton Board and of individual directors;

•        reviewing the Company’s environmental and social responsibility policies and practices;

•        developing and recommending corporate governance guidelines to the New Cepton Board; and

•        overseeing an annual evaluation of the New Cepton Board’s and management.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Cepton will comply with future requirements to the extent they become applicable to New Cepton.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Cepton’s compensation committee has ever been an executive officer or employee of New Cepton. None of New Cepton’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Cepton Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Amended and Restated Charter, which will be effective upon consummation of the Business Combination, eliminates New Cepton’s directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of New Cepton’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Amended and Restated Charter requires New Cepton to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. New Cepton plans to maintain a directors’ and officers’ insurance policy pursuant to which New Cepton’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Amended and Restated Charter prohibits any retroactive changes to the rights or protections or increasing the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, New Cepton will enter into separate indemnification agreements with New Cepton’s directors and officers. These agreements, among other things, require New Cepton to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Cepton’s directors or officers or any other company or enterprise to which the person provides services at New Cepton’s request.

We believe these provisions in the Amended and Restated Charter are necessary to attract and retain qualified persons as directors and officers for New Cepton following the completion of the Business Combination.

Code of Conduct and Ethics for Employees, Executive Officers and Directors

The New Cepton Board will adopt a Code of Conduct and Ethics (the “Code of Ethics”) applicable to all of New Cepton’s employees, executive officers and directors. The Code of Ethics will be available on New Cepton’s website at www.            .com. Information contained on or accessible through New Cepton’s website is not a part of this proxy statement/consent solicitation statement/prospectus, and the inclusion of New Cepton’s website address in this proxy statement/consent solicitation statement/prospectus is an inactive textual reference only. The nominating and corporate governance committee of the New Cepton Board will be responsible for overseeing the Code of Ethics and must approve any waivers of the Code of Ethics for employees, executive officers and directors. New Cepton expects that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on its website.

Non-Employee Director Compensation

In connection with the consummation of the Business Combination, New Cepton intends to propose for adoption by our Board a compensation program for our non-employee directors.

EXECUTIVE AND DIRECTOR COMPENSATION OF CEPTON

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Cepton Technologies, Inc. and its subsidiaries prior to the consummation of the Business Combination, and to Cepton Inc. and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on New Cepton’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that it adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

This section describes the material components of the executive compensation program for certain of Cepton’s executive officers (the “Target NEOs”) and directors. This discussion may contain forward-looking statements that are based on Cepton’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Cepton adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

Post-Combination Company Executive Compensation

In connection with the Business Combination, Cepton intends to develop a compensation program that is designed to align executives’ compensation with Cepton’s business objectives and the creation of stockholder value, while helping Cepton to continue to attract, motivate and retain individuals who contribute to the long-term success of the company. Cepton anticipates that compensation for its executive officers will have three primary components: base salary, an annual cash incentive bonus opportunity, and long-term equity-based incentive compensation. Cepton expects to grant the long-term equity-based incentive compensation to its executive officers under the 2021 Plan if stockholders approve the plan as described above in “The Incentive Plan Proposal (Proposal 4)”.

Decisions on the design and implementation of the executive compensation program will be made by the compensation committee, as established at the closing of the Business Combination. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee. Cepton has retained Mercer, an independent compensation consultant, to assist Cepton in evaluating the compensation programs for the executive officers following the closing of the Business Combination. Mercer will also assist the board of directors in developing a compensation program for non-employee directors following the closing of the Business Combination.

Summary Compensation Table — Fiscal Year 2020

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)		Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dr. Jun Pei Chief Executive Officer	2020	204,615	—		—	—	—	—	—	204,615
Dr. Mark McCord Chief Technology Officer	2020	201,539	2,500		—	—	—	—	—	204,039
Dr. Dongyi Liao Senior VP, Applications	2020	201,539	50,000	(2)	—	302,625	—	—	—	554,164
Dr. Liqun Han Senior VP, Operations	2020	201,539	50,000		—	—	—	—	—	251.539

____________

(1)      The amounts reported in this column represent spot bonuses for Dr. Liao and Dr. Han in connection with their promotions to Senior Vice President in 2020 and a referral bonus for Dr. McCord.

(2)      The amounts reported in this column reflect the grant date fair value of stock option awards granted to the Target NEOs during 2020 under the Cepton Technologies, Inc. Stock Incentive Plan and are accounted for in accordance with FASB ASC Topic 718. Please see the section titled “Stock-Based Compensation” beginning on page F-53 of Cepton’s Notes to Consolidated Financial Statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for a discussion of the relevant assumptions used in calculating these amounts.

Outstanding Equity Awards as of December 31, 2020

The following table provides information regarding outstanding options to acquire Cepton common stock held by each of the Target NEOs as of December 31, 2020, including the vesting dates for the portions of these awards that had not vested as of that date. The Target NEOs did not hold any other outstanding equity awards as of that date.

	Option Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price ($)	Option Expiration Date
Dr. Jun Pei	—	—		—	—	—
	—	—		—	—	—
Dr. Mark McCord	—	—		—	—	—
	—	—		—	—	—
	—	—		—	—	—
Dr. Dongyi Liao	383,333	16,667	(1)	—	$0.23	2/9/2027
	89,583	10,417	(2)	—	$0.23	5/30/2027
	145,833	104,167	(3)	—	$1.66	9/19/2028
	—	250,000	(4)	—	$2.48	2/26/2030
Dr. Liqun Han	800,000	—		—	$0.23	11/15/2026
	54,166	145,834	(5)	—	$2.36	11/20/2029

____________

(1)      The unvested portion of this option vested in two installments on January 6, 2021 and February 6, 2021.

(2)      The unvested portion of this option vested in five monthly installments from January 30, 2021 through May 30, 2021.

(3)      The unvested portion of this option vests in 20 monthly installments from January 30, 2021 through August 30, 2022.

(4)      This option vested as to 25% of the option on January 31, 2021 and vests as to the remaining 75% of the option in 36 monthly installments from February 28, 2021 through January 31, 2024.

(5)      This option vested as to 25% of the option on November 20, 2020 and vests as to the remaining 75% of the option in 36 monthly installments from December 20, 2020 through November 20, 2023.

2020 Equity Grants

During 2020, Dr. Liao received an option to purchase 250,000 shares of our common stock at a price of $2.48 per share. This option was granted under the Company’s Stock Incentive Plan and vests as to 25% of the option on the first anniversary of the vesting start date established by our Board of Directors for the option and as to the remaining 75% of the option in monthly installments over the three-year period thereafter, subject to Dr. Liao’s continued service with the Company through the applicable vesting date.

Description of Stock Incentive Plan

We maintain the Cepton Technologies, Inc. Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan provides that if a change in control of Cepton occurs and the plan administrator does not provide for the assumption or substitution of outstanding equity awards, all then-outstanding equity awards under the plan will fully vest and become exercisable prior to the closing of the transaction and will terminate upon the closing. In connection with the Business Combination, all outstanding options under the Stock Incentive Plan will be converted into options to purchase common stock of New Cepton as described in the “The Business Combination Agreement” section above.

In connection with the Business Combination, stockholders will be asked to approve a new equity incentive plan, the 2021 Plan, which will replace the Stock Incentive Plan with respect to future equity awards. For more information on the new plan, see “The Incentive Plan Proposal (Proposal 4)” above.

Executive Employment Agreements

We have entered into offer letters with each of the Target NEOs. The letters do not have a specified term and provide that the executive’s employment with the Company is at-will. Each letter provides for the executive to receive a base salary and to participate in the Company’s benefit plans made available to employees generally. Dr. Pei’s current base salary is $260,000, and the current base salary for each of Dr. McCord, Dr. Liao, and Dr. Han is $220,000. The letters do not provide for any severance or other benefit upon a termination of the executive’s employment.

Defined Contribution Plans

As part of its overall compensation program, Cepton provides all full-time employees, including each of the Target NEOs, with the opportunity to participate in a defined contribution 401(k) plan. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer a percentage of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to the plan. The 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees. The Company does not currently make any matching or other contributions to participants’ accounts under the 401(k) plan.

Director Compensation Table — Fiscal 2020

The current directors of Cepton (Dr. Pei, Winston Fu, Jun Ye, Xiaogang (Jason) Zhang and Takayuki Katsuda) will continue to serve on the Board following the closing of the Business Combination. Cepton is currently evaluating the compensation to be provided to its non-employee directors following the closing with Mercer’s assistance and has not yet determined the terms of its director compensation policy.

The following table sets forth certain information concerning compensation paid to Dr. Fu, who was then employed by Cepton as its Chief Financial Officer, for his services during fiscal 2020. Dr. Pei’s compensation for fiscal 2020 in the Summary Compensation Table — Fiscal Year 2020 above. Neither Dr. Fu nor Dr. Pei received any additional compensation for their service on the Cepton board during fiscal 2020, and none of the other three non-employee directors listed above received any compensation for their services to Cepton during fiscal 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Winston Fu	—	—	164,400	—	164,400

____________

(1)      Dr. Fu was granted an option to purchase 150,000 shares of Cepton common stock in August 2020 that was scheduled to vest in monthly installments over a two-year period after the grant date. In December 2020, Dr. Fu exercised the entire option (with the shares he received for the portion of the option that had not yet vested being subject to the remaining vesting schedule of the option). As of December 31, 2020, Dr. Fu held 125,000 unvested shares acquired pursuant to this option exercise and did not hold any other outstanding Cepton equity awards. The three non-employee directors identified above also did not hold any outstanding Cepton equity awards as of that date.

(2)      The amount reported in this column reflects the grant date fair value of the stock option granted to Dr. Fu during 2020 under the Cepton Technologies, Inc. Stock Incentive Plan as described above and is accounted for in accordance with FASB ASC Topic 718. Please see the section titled “Stock-Based Compensation” beginning on page F-53 of Cepton’s Notes to Consolidated Financial Statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for a discussion of the relevant assumptions used in calculating this amount.

CERTAIN CEPTON RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Equity Financing

Series C Preferred Stock Financing

In February 2020, Cepton issued 6,299,559 shares of its Series C Preferred Stock at a per share issuance price of $8.3736 to accredited investors for an aggregate issuance price of approximately $52.7 million (the “Series C Financing”). In connection with the proposed business combination, each share of Cepton Series C Preferred Stock will be converted into one share of Cepton common stock and will have the right to receive the Per Share Stock Consideration and the contingent right to receive a number a number of Earnout Shares, in each case, in accordance with the Business Combination Agreement.

In connection with the Series C Financing, Cepton entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement and a Second Amended and Restated Investors’ Rights Agreement, each with certain shareholders of Cepton, including Jun Pei, Jun Ye, Mark McCord, and certain investors of Cepton, including Koito, Tianjin HiCepton Technologies Partnership (Limited Partnership) (an investment fund of CFT Capital which Jason Zhang is a managing partner) and LDV Partners Fund I, L.P. These agreements also grant certain Cepton stockholders with certain registration rights, pre-emptive rights, information and inspection rights, drag-along rights, right of first refusal and co-sale rights, and other rights. As part of the Second Amended and Restated Investors’ Rights Agreement, LDV Partners Fund I, L.P., Tianjin HiCepton Technologies Partnership (Limited Partnership) and Koito, subject to certain requirements, were granted the right to nominate the Series A, Series B and Series C directors, respectively, to the Cepton Board. Each of these agreements will terminate at the closing of the Business Combination.

The following table summarizes issuances of Cepton Series C Preferred Stock by Cepton executive officers, directors, holders of more than 5% of Cepton capital stock, or their affiliated entities.

Stockholder	Shares of Series C Preferred Stock	Total Purchase Price
Koito Manufacturing Co., Ltd.(1)	5,971,147	$49,999,996.52
LDV Partners Fund I, L.P.(2)	238,845	$1,999,992.49

____________

(1)      Koito Manufacturing Co., Ltd. is a holder of 5% or more of Cepton Capital Stock. Takayuki Katsuda is a member of the Cepton Board and is affiliated with Koito Manufacturing Co., Ltd.

(2)      LDV Partners Fund I, L.P. is a holder of 5% or more of Cepton Capital Stock. Winston Fu is the chief financial officer and a member of Cepton Board, and is a managing member of LDV Partners I (GP), Ltd., which is the general partnership that manages LDV Partners Fund I, L.P.

Private Placement

In August 2021 and October 2021, in connection with the Business Combination Agreement, GCAC entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which GCAC agreed to issue and sell to the PIPE Investors, approximately $59.5 million of GCAC Class A common stock immediately prior to closing of the Merger (the “PIPE Investment”). The PIPE Investment is conditioned on the concurrent closing of the Merger and other customary closing conditions.

LDV Partners Fund I, L.P. agreed to purchase 200,000 PIPE Shares for a total purchase price of $2 million. Dr. Fu is managing member of LDV Partners I (GP), Ltd., which is the general partnership that manages LDV Partners Fund I, L.P., and the chief financial officer and a member of the board of directors of Cepton.

Koito, a holder of 5% or more of Cepton Capital Stock, agreed to purchase 5,000,000 PIPE Shares for a total purchase price of $50 million.

The Ye-Wang Family Trust agreed to purchase 200,000 PIPE Shares for a total purchase price of $2 million. Jun Ye is a trustee of the Ye-Wang Family Trust and a member of Cepton’s board of directors.

Business Arrangements with Cepton’s Executive Officers, Directors, 5% or more holders or their Immediate Family Members

Arrangement with Koito Manufacturing Co., Ltd.

As of January 2020, Cepton was chosen by Koito to supply Koito with ADAS lidar technology licenses and components for the OEM-B series production program for mass-market consumer vehicles. The purpose of the arrangement is to enable Koito to manufacture automotive grade lidars using Cepton’s MMT®. The lidars manufactured by Koito are to be supplied by Koito to OEM-B to fulfil the needs of its series production program. The expected production period of Cepton’s arrangement with Koito is from 2023 through 2027. Production volume will ultimately be dependent on numerous factors and are binding only upon issuance of a purchase order.

Stockholder Support Agreement

On August 4, 2021, Cepton, GCAC, and certain key Cepton stockholders entered into the Stockholder Support Agreement, whereby the key Cepton stockholders agreed, among other things, to vote all of their shares of Cepton common stock and Cepton preferred stock in favor of the merger and the adoption of the Business Combination Agreement. Additionally, such stockholders agreed not to (prior to any termination of the Stockholder Support Agreement) (a) transfer any of their shares of Cepton common stock or Cepton preferred stock (or enter into any contract or option with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement. Collectively, as of August 4, 2021, the key Cepton stockholders held sufficient shares of Cepton stock to deliver the requisite votes needed to approve the merger and adopt the Business Combination Agreement.

Indemnification Agreements

New Cepton intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Amended and Restated Charter and the Proposed Bylaws. These agreements, among other things, will require New Cepton to indemnify New Cepton’s directors and executive officers for certain expenses, including reasonable attorneys’ fees, incurred by a director or executive officer in generally any action or proceeding arising out of their services as one of New Cepton’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at New Cepton’s request. New Cepton believes that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in the Amended and Restated Charter and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit the New Cepton and its stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Related Person Transaction Policy Following the Business Combination

Upon consummation of the Business Combination, the New Cepton board will adopt a written Related Person Transactions Policy that sets forth New Cepton’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of New Cepton’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) New Cepton (including any of its subsidiaries, if any) was, is or will be a participant, (ii) the aggregate amount involved exceeds or may be expected to exceed $120,000, and (iii) a related person has or will have a direct or indirect material interest.

Subject to certain limitations, transactions involving compensation for services provided to New Cepton as an employee or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New Cepton’s voting securities (including New Cepton common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons. A related person is also someone who has a position or relationship with any firm, corporation or other entity that engages in the transaction if (i) such person is employed or is a general partner or principal or in a similar position with significant decision making influence, or (ii) the direct or indirect ownership by such person and all other foregoing persons, in the aggregate, is 10% or greater in another person which is party to the transaction.

Under the policy, any related person, or any director, officer or employee of New Cepton who knows of the transaction, must report the information regarding the proposed related person transaction to New Cepton’s chief financial officer and chairperson of the audit committee for review. To identify related person transactions in advance, New Cepton will rely on information supplied by New Cepton’s executive officers, directors and certain significant stockholders. In considering related person transactions, New Cepton’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•        the nature of the related person’s interest in the transaction;

•        the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the terms of the transaction;

•        the availability of other sources for comparable services or products; and

•        the terms available to or from, as the case may be, unrelated third parties.

All related party transactions may be consummated or continued only if approved or ratified by New Cepton’s audit committee. No director or member of New Cepton’s audit committee may participate in the review, approval or ratification of a transaction with respect to which he or she is a related party, except that such member may be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of New Cepton’s audit committee.

All of the transactions described above were entered into prior to the adoption of such policy.

APPRAISAL RIGHTS

GCAC Stockholder Appraisal Rights

GCAC’s stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

Cepton Stockholder Appraisal Rights

•        Under Section 262 of the DGCL and Chapter 13 of the CCC, Cepton stockholders who do not consent to the adoption of the Business Combination Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL and Chapter 13 of the CCC will be entitled to have their shares appraised by the Delaware Court of Chancery and applicable California superior court and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid on the amount determined to be “fair value.” Cepton stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Business Combination Agreement if they did not seek appraisal of their shares.

•        Any Cepton stockholder wishing to exercise appraisal rights must, within 20 days under Section 262 of the DGCL and 30 days under Section 1301 of the CCC after the date of mailing of the notice of their right to demand appraisal, make a written demand for the appraisal of the stockholder’s shares to New Cepton. (as the surviving corporation in the Business Combination), and that stockholder must not submit a written consent approving the adoption of the Business Combination Agreement. Failure to follow the procedures specified under Section 262 of the DGCL and Chapter 13 of the CCC may result in the loss of appraisal or dissenters’ rights.

•        Any shares of Cepton stock that are outstanding immediately prior to the Effective Time and that are held by Cepton stockholders who shall have neither voted in favor of the merger of Merger Sub with and into Cepton nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Cepton stock in accordance with Section 262 of the DGCL and Chapter 13 of the CCC and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such shares of Cepton Capital Stock, the “Dissenting Shares”) shall not be converted into, and such stockholders shall have no right to receive, the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL and the CCC. Any Cepton stockholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of his, her or its Dissenting Shares under Section 262 of the DGCL and Chapter 13 of the CCC shall thereupon be deemed to have his, her or its Dissenting Shares converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Stock Consideration or Per Share Cash Consideration, as applicable, without any interest thereon, upon surrender, if applicable, in the manner provided in the Business Combination Agreement, of the certificate or certificates that formerly evidenced such shares of Cepton Capital Stock.

•        See Section 262 of the DGCL, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex G.

•        See Chapter 13 of the CCC, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex H.

HOUSEHOLDING INFORMATION

In accordance with the rules of the SEC, GCAC may send a single copy of this proxy statement/consent solicitation statement/prospectus to any household at which two or more stockholders reside if GCAC believes the stockholders are members of the same family unless such stockholders provide GCAC with contrary instructions. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce GCAC’s expenses. However, if stockholders prefer to receive multiple sets of this proxy statement/consent solicitation statement/prospectus at the same address, such stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of this proxy statement/consent solicitation statement/prospectus, the stockholders should follow these instructions:

If the shares of GCAC Class A common stock are registered in the name of the stockholder, the stockholder should contact GCAC’s offices at c/o Growth Capital Acquisition Corp., 300 Park Avenue, 16th Floor, New York, New York 10022, (212) 895-3500. If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock to be issued hereunder will be passed upon for GCAC by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The audited financial statements of GCAC as at March 31, 2021 and 2020 and for the years ended March 31, 2021 and March 31, 2020 included in this proxy statement/consent solicitation statement/prospectus have been so included in reliance on a report of Marcum LLP, an independent registered public accounting firm, appearing elsewhere herein and are included in reliance on such report given upon such firm as experts in auditing and accounting.

The consolidated financial statements of Cepton Technologies, Inc. as of December 31, 2020 and 2019, and for each of the two-year period ended December 31, 2020, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for GCAC’s securities is Continental Stock Transfer & Trust Company.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS AND WARRANTHOLDERS

Pursuant to the rules of the SEC, GCAC and servicers that it employs to deliver communications to GCAC’s stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/consent solicitation statement/prospectus. Upon written or oral request, GCAC will deliver a separate copy of this proxy statement/consent solicitation statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/consent solicitation/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/consent solicitation statement/prospectus may likewise request that GCAC deliver single copies of GCAC’s proxy statement in the future. Stockholders may notify GCAC of their requests by calling or writing GCAC at its principal executive offices at 300 Park Avenue, 16th Floor, New York, New York 10022. Following the Business Combination, communications should be sent to Cepton, Inc. at 399 West Trimble Road, San Jose, California 95131.

SUBMISSION OF STOCKHOLDER PROPOSALS

GCAC’s board of directors is aware of no other matter that may be brought before the GCAC Special Meeting. Under Delaware law, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the GCAC Special Meeting.

FUTURE STOCKHOLDER PROPOSALS

The Proposed Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Cepton not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 70 days after such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public announcement of the date of such annual meeting is first made.

Further, the Proposed Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to nominate a person as a director to be considered by stockholders at a meeting. To be timely in the case of an annual meeting, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Cepton not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 70 days after such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public announcement of the date of such annual meeting was first made. To be timely in the case of a special meeting, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Cepton not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the GCAC Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Prokopios “Akis” Tsirigakis, Co-Chief Executive Officer, Growth Capital Acquisition Corp., 300 Park Avenue, 16th Floor, New York, New York 10022. Following the Business Combination, such communications should be sent to Winston Fu, Secretary, Cepton, Inc., 399 West Trimble Road, San Jose, California 95131. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

GCAC has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/consent solicitation statement/prospectus. This proxy statement/consent solicitation statement/prospectus is a part of that registration statement.

GCAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access GCAC’s filings, including this proxy statement/consent solicitation statement/prospectus, over the Internet at the SEC’s website at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, GCAC’s corporate website at https://www.gcacorp.com. GCAC’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/consent solicitation statement/prospectus.

Information and statements contained in this proxy statement/consent solicitation statement/prospectus or any annex to this proxy statement/consent solicitation statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

If you would like additional copies of this proxy statement/consent solicitation/prospectus or if you have questions about the Business Combination or the proposals to be presented at the GCAC Special Meeting, you should contact GCAC by telephone or in writing:

Prokopios “Akis” Tsirigakis
Chairman & Co-Chief Executive Officer
Growth Capital Acquisition Corp.
300 Park Avenue, 16th Floor
New York, New York 10022
(212) 895-3500

You may also obtain these documents by requesting them in writing or by telephone from GCAC’s proxy solicitor, Advantage Proxy, at the following address and telephone number:

Karen Smith
President and Chief Executive Officer
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
(banks and brokers can call collect at (206) 870-8565)
Email: ksmith@advantageproxy.com

If you are a stockholder of GCAC and would like to request documents, please do so by             , 2021, in order to receive them before the GCAC Special Meeting. If you request any documents from GCAC, GCAC will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/consent solicitation statement/prospectus relating to GCAC has been supplied by GCAC, and all such information relating to Cepton has been supplied by Cepton. Information provided by either GCAC or Cepton does not constitute any representation, estimate or projection of any other party. GCAC’s website is https://www.gcacorp.com and Cepton’s website is https://www.cepton.com/. The information on these websites is neither incorporated by reference into this proxy statement/consent solicitation statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

This document is a proxy statement of GCAC for the GCAC Special Meeting. GCAC has not authorized anyone to give any information or make any representation about the Business Combination, GCAC or Cepton that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/consent solicitation statement/prospectus speaks only as of the date of this proxy statement/consent solicitation statement/prospectus, unless the information specifically indicates that another date applies.

This document is a proxy statement/consent solicitation statement/prospectus of Cepton for the Cepton written consent. Cepton has not authorized anyone to give any information or make any representation about the Business Combination, GCAC or Cepton that is different from, or in addition to, that contained in this proxy statement/consent solicitation statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/consent solicitation statement/prospectus speaks only as of the date of this proxy statement/consent solicitation statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

GROWTH CAPITAL ACQUISITION CORP.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Financial Statements as of and
for the Six Months Ended June 30, 2021 and 2020

Consolidated Financial Statements December 31, 2020 and 2019

GROWTH CAPITAL ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	June 30, 2021	March 31, 2021
	Unaudited
Assets:
Cash	$718,500	$749,737
Prepaid expenses	80,532	114,937
Total current assets	799,032	864,674
Investments held in Trust Account	172,511,739	172,505,514

Total assets	$173,310,771	$173,370,188

Liabilities and Shareholders’ Equity:

Accounts payable and accrued expenses	$73,550	$73,756
Total current liabilities	73,550	73,756

Warrant liabilities	8,607,750	7,141,500

Total liabilities	8,681,300	7,215,256

Commitments and Contingencies
Class A common stock subject to possible redemption; 15,962,947 and 16,115,493 shares at June 30, 2021 and March 31, 2021, respectively (at redemption value of $10.00 per share)	159,629,470	161,154,930

Shareholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $0.0001 par value, 100,000,000 shares authorized, 1,287,053 and 1,134,507 shares (excluding 15,962,947 and 16,115,493 shares subject to possible redemption) issued and outstanding at June 30, 2021 and March 31, 2021, respectively	128	113
Class B common stock, $0.0001 par value, 10,000,000 shares authorized,4,312,500 shares issued and outstanding at June 30, 2021 and March 31, 2021	431	431
Additional paid-in capital	1,525,445	—
Retained earnings	3,473,997	4,999,458

Total shareholders’ equity	5,000,001	5,000,002

Total liabilities and shareholders’ equity	$173,310,771	$173,370,188

The accompanying notes are an integral part of these unaudited condensed financial statements.

GROWTH CAPITAL ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended June 30,
	2021	2020
General and administrative expenses	$66,638	$—
Loss from operations	(66,638)	—
Other income (loss):
Change in fair value of warrants	(1,466,250)	—
Interest income – operating account	1,202	—
Interest income – Trust Account	6,225	—
Net loss	$(1,525,461)	$—

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	16,115,493	—

Basic and diluted net loss per share, Class A common stock subject to possible redemption	$0.00	$—

Basic and diluted weighted average shares outstanding, Class B common stock	5,447,007	3,750,000

Basic and diluted net loss per share, Class B common stock	$(0.28)	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

GROWTH CAPITAL ACQUISITION CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock				Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Shareholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, March 31, 2020	—	$—	4,312,500	$431	$148,269	$(146,657)	$2,043
Net income	—	—	—	—	—	—	—
Balance, June 30, 2020 (Unaudited)	—	$—	4,312,500	$431	$148,269	$(146,657)	$2,043

Balance as of March 31, 2021	1,134,507	$113	4,312,500	$431	$—	$4,999,458	$5,000,002
Class A common stock subject to possible redemption	152,546	15	—	—	1,525,445	—	1,525,460
Net loss	—	—	—	—	—	(1,525,461)	(1,525,461)
Balance as of June 30, 2021 (Unaudited)	1,287,053	$128	4,312,500	$431	$1,525,445	$3,473,997	$5,000,001

The accompanying notes are an integral part of these unaudited condensed financial statements.

GROWTH CAPITAL ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended June 30,
	2021	2020
Cash Flows from Operating Activities:
Net loss	$(1,525,461)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investment held in Trust Account	(6,225)	—
Change in fair value warrants	1,466,250	—
Changes in operating assets and liabilities:
Prepaid expenses	34,405	—
Accounts payable and accrued expenses	(206)
Net cash used in operating activities	(31,237)	—

Net Change in Cash	(31,237)	—
Cash – Beginning	749,737	—
Cash – Ending	$718,500	$—

Supplemental Disclosure of Non-cash Financing Activities:
Change in value of Class A common stock subject to possible redemption	$(1,525,460)	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General

Growth Capital Acquisition Corp. (the “Company”), a blank check company, was incorporated under the laws of the State of Delaware on January 4, 2010 under the name PinstripesNYS, Inc., and changed its name to its current name on February 14, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The registration statements for the Company’s initial public offering (described below) were declared effective on January 29, 2021. On February 2, 2021, the Company consummated the initial public offering of 17,250,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 4.

Simultaneously with the closing of the initial public offering, the Company consummated the sale of 5,175,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) in a private placement to the Company’s sponsor, Growth Capital Sponsor LLC (the “Sponsor”), Nautilus Carriers LLC (“Nautilus”), an affiliate of our Co-Chief Executive Officers, and HB Strategies LLC (“HB Strategies”), an affiliate of Hudson Bay Capital Management LP (“Hudson Bay”) generating gross proceeds of $5,175,000, which is described in Note 5.

Transaction costs amounted to $4,296,946, consisting of $3,450,000 of underwriting fees, and $824,946 of other offering costs.

Although the Company is not limited to a particular industry or sector for the purpose of consummating a Business Combination, it intends to focus on industries that complement the Company’s management team’s background, and to capitalize on the ability of the Company’s management team to identify and acquire a business or businesses consistent with the experience of the Company’s management team and affiliates of Maxim Group LLC (“Maxim”), the representative of the underwriters in the Initial Public Offering.

As of June 30, 2021, the Company had not commenced any operations. All activity from January 4, 2010 (inception) through February 2, 2021 relates to the Company’s formation, its prior unconsummated initial public offering, and its initial public offering (the “Initial Public Offering” or “IPO”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering and will recognize changes in the fair value of warrant liability as other income (expense). The Company has selected March 31 as its fiscal year end.

The Trust Account

Following the closing of the IPO on February 2, 2021 and the exercise of Over-allotment Units simultaneously with the closing of the Initial Public Offering, an amount of $172,500,000 ($10.00 per Unit) from the net proceeds of the exercise of the Units in the IPO, the sale of the Private Placement Warrants, and the exercise of Over-allotment Units was placed in a trust account (“Trust Account”). The proceeds held in the Trust Account are substantially invested only in money market funds registered under the Investment Company Act of 1940, as amended and compliant with Rule 2a-7.

Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, the proceeds from the IPO may not be released from the Trust Account until the earliest of: (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if it does not complete the initial Business Combination by August 2, 2022; or (iii) the redemption of all of the Company’s public shares if the Company is unable to complete the initial Business Combination by August 2, 2022 (at which such time up to

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

$100,000 of interest shall be available to the Company to pay liquidation or dissolution expenses), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds of the IPO and the Private Placement are intended to be generally applied toward consummating an initial Business Combination. The initial Business Combination must occur with one or more businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of the Business Combination Marketing Fee). There is no assurance that the Company will be able to successfully effect an initial Business Combination.

The Company, after signing a definitive agreement for an initial Business Combination, will provide its public stockholders’ with the opportunity to redeem all or a portion of their shares upon the completion of the initial Business Combination, either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets, after payment of deferred underwriting commissions, to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related initial Business Combination, and instead may search for an alternate initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest, but less taxes payable. As a result, such shares of Class A common stock will be recorded at their redemption amount and classified as temporary equity, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

The Company will have until August 2, 2022 to complete a Business Combination. If the Company is unable to complete the initial Business Combination by August 2, 2022, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest, but less taxes payable (less up to $100,000 of interest to pay liquidation or dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Each of the Company’s Sponsor and Nautilus has agreed that it will be severally liable to the Company, on a pro rata basis based on the number of founder shares owned by them, if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company have entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor or Nautilus to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor or Nautilus have sufficient funds to satisfy such

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

indemnity obligations and believe that the only assets of the Sponsor and Nautilus are securities of the Company. Therefore, the Company cannot assure you that the Sponsor or Nautilus would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

The Sponsor, the Company’s officers and directors and certain initial stockholders have entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the initial Business Combination by August 2, 2022. However, if the Sponsor or any of the Company’s directors or officers acquires shares of Class A common stock in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an initial Business Combination, the Company’s remaining stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be $10.00 per public share. There will be no redemption rights upon the completion of the initial Business Combination with respect to the Company’s warrants. The Company’s Sponsor, officers, directors, and Nautilus have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares held by them and any public shares they may acquire during or after the IPO in connection with the completion of the initial Business Combination or otherwise. HB Strategies has agreed to the foregoing terms except that it will not waive redemption rights with respect to its public shares.

The Company may require its public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to the Company’s transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the initial Business Combination in the event the Company distributes proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that the Company will furnish to holders of its public shares in connection with the initial Business Combination will indicate whether the Company is requiring public stockholders to satisfy such delivery requirements.

Liquidity and Capital Resources

At June 30, 2021, the Company had cash outside the Trust Account of $718,500 and a working capital of $725,482. All remaining cash held in the Trust Account is generally unavailable for the Company’s use prior to an initial business combination, and is restricted for use either in a Business Combination or to redeem common stock.

On February 2, 2021, the Company consummated its IPO (see Note 3) and Private Placement (See Note 4) and the underwriters fully exercised their Over-Allotment Option. Of the net proceeds from the IPO, exercise of the over-allotment option, and associated Private Placements, $172,500,000 of cash was placed in the Trust Account.

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from the date the financial statements are issued. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 — REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

On July 19, 2021 the Company reported an incorrect amount to the Securities and Exchange Commission of its Form 10-K. The Company reported negative additional-paid in capital on its March 31, 2021 balance sheet and statement of changes in shareholders’ equity. Had the Company properly reported the information, the negative additional-paid in capital would have been reclassified to retained earnings. Total shareholders’ equity did not change.
	As Reported	Adjustment	As Adjusted
Audited Balance Sheet as of March 31, 2021
Additional paid in capital	$(3,115,509)	$3,115,509	$—
Retained earnings	$8,114,967	$(3,115,509)	$4,999,458
Total shareholders’ equity	$5,000,002	$—	$5,000,002

Audited Statement of Changes in Shareholders’ Equity as of March 31, 2021
Additional paid-in capital	$(3,115,509)	$3,115,509	$—
Retained earnings	$8,114,967	$(3,115,509)	$4,999,458
Total shareholders’ equity	$5,000,002	$—	$5,000,002

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual report on Form 10-K, as filed with the SEC on July 19, 2021. The interim results for the three months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending March 31, 2021 or for any future periods.

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s condensed financial statements with another public company, which is neither an emerging growth company nor an emerging growth company, and which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2021 and 2020.

Investment Held in Trust Account

At June 30, 2021, the assets held in the Trust Account were held in cash and Money Market mutual funds.

As of June 30, 2021, investment in the Company’s Trust Account consisted of $919 in cash and $172,510,820 in Money Market mutual funds. Money Market funds are characterized as Level 1 investments within the fair value hierarchy under ASC 820 (as defined below).

Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity”. Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Warrant Liability

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

The Company accounts for the warrants issued in connection with the IPO in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the Company classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each reporting period. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. As of June 30, 2021 and 2020, there were 13,800,000 and 0 warrants outstanding, respectively.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common stock outstanding during the period. The Company applies the two-class method in calculating earnings per share. Common Stock subject to possible redemption at June 30, 2021, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net income per common share since such shares, if

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

redeemed, only participate in their pro rata share of the Trust Account earnings. The calculation of diluted income per common stock does not consider the effect of the warrants issued in connection with the (i) IPO, (ii) exercise of over-allotment and (iii) Private Placement as such warrants were anti-dilutive. The warrants are exercisable to purchase 13,800,000 shares of Class A common stock in the aggregate.

The Company’s statement of operations includes a presentation of income per Class A common stock subject to possible redemption in a manner similar to the two-class method of income per common stock. Net income per common stock, basic and diluted, for redeemable Class A common stock is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of redeemable Class A common stock outstanding since original issuance. Net income per common stock, basic and diluted, for non-redeemable Class B common stock is calculated by dividing the net income, adjusted for income attributable to redeemable Class B common stock, by the weighted average number of non-redeemable Class B common stock outstanding for the periods. Non-redeemable Class B common stock include the Founder Shares as these common stock does not have any redemption features and do not participate in the income earned on the Trust Account.
	For the Three Months Ended June 30,
	2021	2020
Redeemable Common Stock
Numerator: Earnings allocable to Redeemable Common Stock
Interest earned on marketable securities held in trust	$6,225	$—
Less: interest available to be withdrawn for payment of taxes	(6,225)	—
Net income allocable to shares subject to possible redemption	$—	$—
Denominator: Weighted Average Redeemable Common Stock	—
Redeemable Common Stock outstanding, Basic and Diluted	16,115,493
Basic and Diluted net income per Redeemable Common Share	$—	$—
Non-Redeemable Common Stock
Numerator: Net Loss less Redeemable Net Earnings
Net Loss	$(1,525,461)	$—
Redeemable Net Income	$(6,225)	$—
Non-Redeemable Net Loss	$(1,531,686)	$—
Denominator: Weighted Average Non-Redeemable Common Stock
Non-Redeemable Common Stock outstanding, Basic and Diluted	5,447,007	3,750,000
Basic and Diluted net income per Non-Redeemable Common Share	$(0.28)	$—

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2021. The Company’s management determined that the United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the period from June 30, 2021 and June 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Recent Accounting Standards

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 4 — PUBLIC OFFERING

Pursuant to the IPO, the Company sold 17,250,000 at an offering price of $10.00 per Unit, which included 2,250,000 units sold upon the full exercise by the underwriter of its over-allotment option, at $10.00 per Unit, generating gross proceeds of $172,500,000.

Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value, and one-half of one redeemable warrant, with each whole warrant exercisable for one share of Class A common stock (each, a “Warrant” and, collectively, the “Warrants” and, with respect to the warrants sold in the Private Placement, the “Private Placement Warrants”). Each whole Warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment.

Warrants

Warrants may only be exercised for a whole number of shares. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade. The Warrants will become exercisable on the later of (a) 30 days after the completion of the initial Business Combination or (b) 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company will agree that as soon as practicable, but in no event later than 15 business days, after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Warrants, to cause such registration statement to become effective within 60 business days after the closing of the initial Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If the shares issuable upon exercise of the warrants are not registered under the Securities Act by the 60th business day after the closing of the initial Business Combination, the Company will be required to permit holders to exercise their warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants contain a tender or exchange offer that the Company’s management concluded do not qualify as an acceptable form of net cash settlement under the exception of ASC 815-40-25-8, because an event that is not within the entity’s control (tender offer) may result in a circumstance in which warrant holders would be entitled to cash while holders of the shares underlying the contract also would not receive cash (because a portion of their shares may not be subject to the tender offer). In a tender offer for less than all of the Company’s outstanding shares, the common stockholders may be restricted in the number of tendered shares that will be accepted for purchase. As such, the Company’s Public Warrants are reported as a derivative liability.

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 4 — PUBLIC OFFERING (cont.)

The Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may call the Warrants for redemption (except with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrantholders.

•        If the Company calls the Warrants for redemption, management will have the option to require all holders that wish to exercise the Warrants to do so on a “cashless basis,” as described in the warrant agreement.

NOTE 5 — PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Company consummated the sale of 5,175,000 Private Placement Warrant in a private placement to the Sponsor, Nautilus Carriers LLC and HB Strategies LLC generating gross proceeds of $5,175,000.

A portion of the purchase price of the Private Placement Warrants were added to the proceeds from the IPO held in the Trust Account. If the Initial Business Combination is not completed by August 2, 2022, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

The Private Placement Warrants are identical to the Warrants underlying the Units sold in the IPO, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants.

NOTE 6 — RELATED PARTY TRANSACTIONS

Founder Shares

On April 30, 2010, the Company sold 5,000,000 shares of the Company’s common stock, par value $0.0001 per share, to the Sponsor, at a purchase price of $25,000. On July 1, 2012, the Company issued 376,344 shares of the Company’s common stock to a third party as consideration for services performed. On February 24, 2020, the third party forfeited 257,649 shares of the Company’s common stock.

On February 24, 2020, the Company effectuated a recapitalization. Each outstanding share of the Company’s Common Stock became 0.8425 shares of Class B common stock, resulting in an aggregate of 4,312,500 Founder Shares outstanding and held by the Sponsor (up to 562,500 of which were subject to forfeiture if the underwriter’s over-allotment option was not exercised in full). All share and per-share amounts for periods and dates prior to December 2019 have been retroactively restated to reflect this split. Additionally, 75,000 shares of Class B Common Stock were transferred from the Sponsor to the Company’s three independent directors prior to the closing of the IPO.

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

On August 14, 2020, the Sponsor forfeited an aggregate of 2,833,333 shares of Class B common stock to the Company for no consideration, and each of Nautilus and HB Strategies purchased from the Company 1,379,167 shares of Class B common stock for a purchase price of $2,043 (or an aggregate purchase price of $4,086).

On January 7, 2021, three initial stockholders of the Company forfeited an aggregate of 718,750 shares of Class B common stock at no cost, which the Company cancelled, resulting in an aggregate of 3,593,750 shares of Class B common stock outstanding and held by the Company’s initial stockholders.

On January 29, 2021, the Company effectuated a 1.2-for-1 forward stock split, resulting in an aggregate of 4,312,500 shares held by its initial stockholders (all share and per share amounts have been restated).

Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment, at any time.

The Company’s initial stockholders, officers and directors have agreed, not to transfer, assign or sell any Founder Shares held by them until the earlier to occur of: (i) one year after the completion of the initial Business Combination, (ii) the last sale price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 60 days after the initial Business Combination, or (iii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Fees

Commencing on January 29, 2021, the Company agreed to pay an affiliate of the Sponsor a total of $5,750 per month for office space, utilities and secretarial and administrative support. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred $17,250 in expenses in connection with such services for the three months ended June 30, 2021, as reflected in the accompanying statement of operations.

Notes Payable — Related Party

The Company issued promissory notes to certain initial stockholders of the Company, which allowed the Company to borrow up to $300,000 without interest to be used for a portion of the expenses of the IPO. All amounts due under the promissory notes were payable on the earlier of: (i) June 30, 2021 or (ii) the date on which the Company consummated its IPO. As of June 30, 2021 and 2020, there were no amounts outstanding under the promissory notes, respectively. The promissory notes were repaid from the proceeds of the IPO.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor and certain other initial stockholders of the Company may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

Note 7 — RECURRING FAIR VALUE MEASUREMENTS

At June 30, 2021, the Company’s warrant liability was valued at $8,607,750. Under the guidance in ASC 815-40 the warrants do not meet the criteria for equity treatment. As such, the warrants must be recorded on the balance sheet at fair value. This valuation is subject to re-measurement at each balance sheet date. With each re-measurement, the warrant valuation will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

The Company’s warrant liability for the Private Placement Warrants is based on a valuation model utilizing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. The fair value of the Private Warrant liability classified within Level 3 of the fair value hierarchy.

The Company’s warrant liability for the Public Warrants is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. The fair value of the Public Warrant liability is classified within Level 1 of the fair value hierarchy.

Substantially all of the Company’s trust assets on the condensed balance sheet consist of U. S. Money Market funds which are classified as cash equivalents. Fair values of these investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of June 30, 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.
	Level 1	Level 2	Level 3
Assets:
Investments held in Trust Account-Money Market Mutual Funds	172,511,739	—	—
Liabilities
Warrant Liability – Public Warrants	$5,347,500	$—	$—
Warrant Liability – Private Warrants	—	—	3,260,250
	$5,347,500	$—	$3,260,250

The Private Warrants were valued using a Black Scholes Option Pricing Model and were considered to be a Level 3 fair value measurements due to the use of unobservable inputs. The Black Scholes Option Pricing Model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the common stock. The expected volatility as of the IPO date was derived from the post-merger announced publicly traded warrants for comparable SPAC companies as of the valuation date. The closing price of the Public Warrants was used to determine their fair value.

The key inputs used in the Black Scholes Option Pricing Model for the Private Warrants were as follows:
Input	June 30, 2021
Risk-free interest rate	1.0%
Expected term (years)	5.36
Expected volatility	11.9%
Stock Price	$9.70
Exercise price	$11.50
Dividend yield	—%

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

Note 7 — RECURRING FAIR VALUE MEASUREMENTS (cont.)

The following table sets forth a summary of the changes in the fair value of the Level 3 assets and liabilities measured at fair value for the three months ended June 30, 2021:
Private Warrants
Fair value as of March 31, 2021	$2,742,750
Change in fair value	517,500
Fair value as of June 30, 2021	$3,260,250

There were no transfers between levels 1, 2 and 3 for the three months end ended June 30, 2021.

NOTE 8 — COMMITMENTS

Registration Rights

The holders of the Founder Shares, Private Placement Warrants, shares of Class A common stock underlying the Private Placement Warrants, warrants issuable upon conversion of working capital loans (if any), and the shares of Class A common stock issuable upon exercise of or conversion of the foregoing are entitled to registration rights pursuant to certain registration rights agreements executed on January 29, 2021, requiring the Company to register such securities for resale (in the case of the initial shares, only after conversion to the Company’s Class A common stock). Certain holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of the Company’s initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding the foregoing, the Sponsor may not exercise its demand and “piggyback” registration rights after five (5) and (7) years, respectively, after the effective date of the registration statement filed in connection with the IPO and may not exercise its demand rights on more than one occasion. In addition, if Hudson Bay acquires units in the IPO and becomes an affiliate (as defined in the Securities Act) of us following such offering, the Company has agreed to file a registration statement following such offering to register the resale of the units (including the shares of Class A common stock and warrants included in the units) purchased by Hudson Bay (or its nominee) in the IPO. Pursuant to the Company’s registration rights agreement with its initial stockholders, the Company will be liable for certain liquidated damages for failure to honor such holders’ registration rights described herein. There is no defined maximum allowed amount of potential liquidated damages in the registration rights agreement with the Company’s initial stockholders. The Company’s registration rights agreement with its initial stockholders expires upon the earlier of (i) the tenth anniversary of the date it was executed or (ii) the date as of which (A) all of the registrable securities (as defined therein) have been sold pursuant to a registration statement or (B) with respect to any holder, such holder ceasing to hold registrable securities.

Business Combination Marketing Agreement

The Company has engaged Maxim Group LLC, an affiliate of its Sponsor, as advisors in connection with its initial Business Combination to assist it in arranging meetings with its stockholders to discuss a potential Business Combination and the target business’ attributes, introduce it to potential investors that may be interested in purchasing its securities, assist it in obtaining stockholder approval for its initial Business Combination and assist it with the preparation of press releases and public filings in connection with the initial Business Combination. The Company will pay Maxim Group LLC for such services upon the consummation of the initial Business Combination a cash fee in an amount equal to 3.5% of the gross proceeds of the IPO (exclusive of any applicable finders’ fees which might become payable) or $6,037,500. Pursuant to the terms of the Business Combination marketing agreement, no fee will be due if the Company does not complete an initial Business Combination.

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 9 — SHAREHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2021 and 2020, there were no shares of preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of June 30, 2021 and 2020, there were 1,287,053 and 0 shares of Class A common stock issued or outstanding, excluding 15,962,947 and 0 shares subject to possible redemption.

Class B common stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of June 30, 2021 and 2020, there were 4,312,500 shares of Class B common stock issued or outstanding.

The shares of Class B common stock will automatically convert into shares of the Company’s Class A common stock at the time of an initial Business Combination or at any time prior thereto at the option of the holder on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in our initial public offering and related to the closing of the initial Business Combination, including pursuant to a specified future issuance, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of our initial public offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to us). If the Company enters into an initial Business Combination, it may (depending on the terms of such an initial Business Combination) be required to increase the number of shares of Class A common stock which the Company is authorized to issue at the same time as the Company’s stockholders vote on the initial Business Combination to the extent the Company seeks stockholder approval in connection with the initial Business Combination. Holders of the Company’s common stock are entitled to one vote for each share of common stock.

On February 24, 2020, the Company effectuated a recapitalization. Each outstanding share of the Company’s Common Stock became 0.8425 shares of Class B common stock, resulting in an aggregate of 4,312,500 Founder Shares outstanding. On August 14, 2020, the Sponsor forfeited an aggregate of 2,833,333 shares of Class B Common Stock to the Company, and each of Nautilus and HB Strategies purchased from the Company 1,379,167 shares of Class B Common Stock. In January 2021, three initial stockholders of the Company forfeited an aggregate of 718,750 shares of Class B common stock at no cost, which the Company cancelled, resulting in an aggregate of 3,593,750 founder shares outstanding and held by its initial stockholders. On January 29, 2021, the Company effectuated a 1.2-for-1 forward stock split, resulting in an aggregate of 4,312,500 Class B shares held by its initial stockholders.

Growth Capital Acquisition Corp.
Notes to the Condensed Financial Statements

NOTE 10 — SUBSEQUENT EVENTS

The Company has evaluated events that have occurred after the balance sheet up to the date the condensed financial statements were issued. The Company did not identify any subsequent events, other than as noted below, that would have required adjustment to or disclosure in the condensed financial statements.

On August 5, 2021, Growth Capital Acquisition Corp., a Delaware corporation (“GCAC”), and GCAC Merger Sub Inc., a Delaware corporation and newly formed wholly-owned subsidiary of GCAC (“Merger Sub”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with Cepton Technologies, Inc., a Delaware corporation (“Cepton”). Pursuant to the Business Combination Agreement, upon the consummation of the transactions contemplated by the Business Combination Agreement, Merger Sub will merge with and into Cepton (the “Merger”) with Cepton continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of GCAC.

Additionally, certain investors, including Koito Manufacturing Co., LTD., a current shareholder of Cepton, have committed to invest an aggregate of $58.5 million in Cepton’s business via the purchase of 5,850,000 shares of Class A Common Stock in a Private Investment in Public Equity (PIPE) offering at a purchase price of $10.00 per share, which is subject to the completion of, and will close simultaneously with, the business combination.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Growth Capital Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Growth Capital Acquisition Corp. (the “Company”) as of March 31, 2021 and 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2019.

New York, NY
July 16, 2021

GROWTH CAPITAL ACQUISITION CORP.
BALANCE SHEETS

	March 31,
	2021	2020
Assets:
Cash	$749,737	$2,043
Prepaid expenses	114,937	20,000
Total current assets	864,674	22,043
Investments held in Trust Account	172,505,514	—

Total assets	$173,370,188	$22,043

Liabilities and Shareholders’ Equity:

Accounts payable and accrued expenses	$73,756	$20,000
Total current liabilities	73,756	20,000

Warrant liability	7,141,500	—

Total liabilities	7,215,256	20,000

Commitments Contingencies
Class A common stock subject to possible redemption ; 16,115,493 shares and 0 shares at March 31, 2021 and 2020, respectively (at redemption value of $10.00 per share)	161,154,930	—

Shareholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $0.0001 par value, 100,000,000 shares authorized, 1,134,507 and 0 shares (excluding 16,115,493 and 0 shares subject to possible redemption) issued and outstanding at March 31, 2021 and 2020, respectively	113	—
Class B common stock, $0.0001 par value, 10,000,000 shares authorized,4,312,500 shares issued and outstanding at March 31, 2021 and 2020	431	431
Additional paid-in capital	(3,115,509)	148,269
Retained earnings (accumulated deficit)	8,114,967	(146,657)

Total shareholders’ equity	5,000,002	2,043

Total liabilities and shareholders’ equity	$173,370,188	$22,043

The accompanying notes are an integral part of the financial statements.

GROWTH CAPITAL ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the Year Ended March 31,
	2021	2020
General and administrative expenses	$93,265	$9,683
Loss from operations	(93,265)	(9,683)
Other Income:
Warrant transaction costs	(292,875)	—
Excess value of UW warrants	(1,293,750)	—
Unrealized gain on FV changes of warrants	9,936,000	—
Provision for income taxes	—	32
Interest income and realized gain from sale of treasury securities	5,514	—
Net income (loss)	$8,261,624	$(9,715)

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	2,404,988	—

Basic and diluted net income per share, Class A common stock subject to possible redemption	$0.00	$—

Basic and diluted weighted average shares outstanding, Class B common stock	4,648,608	3,750,000

Basic and diluted net income per share, Class B common stock	$1.78	$(0.00)

The accompanying notes are an integral part of the financial statements.

GROWTH CAPITAL ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock				Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance as of April 1, 2019	—	$—	4,312,500	$431	$139,269	$(136,942)	$2,758
Contribution from stockholder	—	—	—	—	9,000	—	9,000
Net loss	—	—	—	—	—	(9,715)	(9,715)
Balance as of March 31, 2020	—	$—	4,312,500	$431	$148,269	$(146,657)	$2,043

Sale of 17,250,000 Units on February 2, 2021, net of warrant liability	17,250,000	1,725	—	—	161,889,525	—	161,891,250
Offering costs charged to shareholders’ equity	—	—	—	—	(4,004,071)	—	(4,004,071)
Contribution from stockholder	—	—	—	—	4,086	—	4,086
Class A common stock subject to possible redemption	(16,115,493)	(1,612)	—	—	(161,153,318)	—	(161,154,930)
Net Income	—	—	—	—	—	8,261,624	$8,261,624
Balance as of March 31, 2021	1,134,507	$113	4,312,500	$431	$(3,115,509)	$8,114,967	5,000,002

The accompanying notes are an integral part of the financial statements.

GROWTH CAPITAL ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the Year Ended March 31,
	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$8,261,624	$(9,715)
Adjustments to reconcile net income to net cash used in operating activities:
Realized gain and interest earned on investment held in Trust Account	(5,514)	—
Warrant transaction costs	292,875	—
Excess value of UW warrants	1,293,750	—
Unrealized gain on Fair Value changes of warrants	(9,936,000)	—
Changes in operating assets and liabilities:
Prepaid expenses	(114,937)	—
Accounts payable and accrued expenses	53,756	—
Net cash used in operating activities	(154,446)	(9,715)

Cash Flows from Investing Activities:
Purchase of investments held in Trust Account	(172,500,000)	—
Net cash used in investing activities	(172,500,000)	—

Cash Flows from Financing Activities:
Proceeds from Initial Public Offering, net of underwriting fees	169,050,000	—
Borrowings from promissory note	135,325	—
Repayment of promissory note	(135,325)	—
Proceeds from private placement	5,175,000	—
Contribution from stockholder	4,086	9,000
Payments of offering costs	(826,946)	—
Net cash provided by financing activities	173,402,140	9,000

Net Change in Cash	747,694	(715)
Cash – Beginning	2,043	2,758
Cash – Ending	$749,737	$2,043

Supplemental cash flow information
Cash paid for income taxes	$—	$32

Supplemental Disclosure of Non-cash Financing Activities:
Value of Class A common stock subject to possible redemption at February 2, 2021	$151,176,360	$—
Change in value of Class A common stock subject to possible redemption	$9,978,570	$—
Initial classification of warrant liability	$17,077,500	$—
Deferred offering costs included in accrued offering costs	$—	$20,000

The accompanying notes are an integral part of the financial statements.

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General

Growth Capital Acquisition Corp. (the “Company”), a blank check company, was incorporated under the laws of the State of Delaware on January 4, 2010 under the name PinstripesNYS, Inc., and changed its name to its current name on February 14, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The registration statements for the Company’s initial public offering (described below) were declared effective on January 29, 2021. On February 2, 2021, the Company consummated the initial public offering of 17,250,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 4.

Simultaneously with the closing of the initial public offering, the Company consummated the sale of 5,175,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) in a private placement to the Company’s sponsor, Growth Capital Sponsor LLC (the “Sponsor”), Nautilus Carriers LLC (“Nautilus”), an affiliate of our Co-Chief Executive Officers, and HB Strategies LLC (“HB Strategies”), an affiliate of Hudson Bay Capital Management LP (“Hudson Bay”) generating gross proceeds of $5,175,000, which is described in Note 5.

Transaction costs amounted to $4,296,946, consisting of $3,450,000 of underwriting fees, and $824,946 of other offering costs.

Although the Company is not limited to a particular industry or sector for the purpose of consummating a Business Combination, it intends to focus on industries that complement the Company’s management team’s background, and to capitalize on the ability of the Company’s management team to identify and acquire a business or businesses consistent with the experience of the Company’s management team and affiliates of Maxim Group LLC (“Maxim”), the representative of the underwriters in the Initial Public Offering.

As of March 31, 2021, the Company had not commenced any operations. All activity from January 4, 2010 (inception) through February 2, 2021 relates to the Company’s formation, its prior unconsummated initial public offering, and its initial public offering (the “Initial Public Offering” or “IPO”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering and will recognize changes in the fair value of warrant liability as other income (expense). The Company has selected March 31 as its fiscal year end.

The Trust Account

Following the closing of the IPO on February 2, 2021 and the sale of Over-allotment Units simultaneously with the closing of the Initial Public Offering, an amount of $172,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO, the sale of the Private Placement Warrants, and the sale of Over-allotment Units was placed in a trust account (“Trust Account”). The proceeds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds registered under the Investment Company Act of 1940, as amended and compliant with Rule 2a-7 thereof that maintain a stable net asset value of $1.07.

Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, the proceeds from the IPO may not be released from the Trust Account until the earliest of: (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if it does not complete the initial Business Combination by August 2, 2022; or (iii) the redemption of all of the Company’s public shares if the Company is unable to complete the initial Business Combination by August 2, 2022 (at which such time up to

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

$100,000 of interest shall be available to the Company to pay liquidation or dissolution expenses), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds of the IPO and the Private Placement are intended to be generally applied toward consummating an initial Business Combination. The initial Business Combination must occur with one or more businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of the Business Combination Marketing Fee). There is no assurance that the Company will be able to successfully effect an initial Business Combination.

The Company, after signing a definitive agreement for an initial Business Combination, will provide its public stockholders’ with the opportunity to redeem all or a portion of their shares upon the completion of the initial Business Combination, either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets, after payment of deferred underwriting commissions, to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related initial Business Combination, and instead may search for an alternate initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest, but less taxes payable. As a result, such shares of Class A common stock will be recorded at their redemption amount and classified as temporary equity, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

The Company will have until August 2, 2022 to complete a Business Combination. If the Company is unable to complete the initial Business Combination by August 2, 2022, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest, but less taxes payable (less up to $100,000 of interest to pay liquidation or dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Each of the Company’s Sponsor and Nautilus has agreed that it will be severally liable to the Company, on a pro rata basis based on the number of founder shares owned by them, if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company have entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less interest released to pay taxes, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of IPO against certain liabilities, including liabilities under

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

the Securities Act. However, the Company has not asked its Sponsor or Nautilus to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor or Nautilus have sufficient funds to satisfy such indemnity obligations and believe that the only assets of the Sponsor and Nautilus are securities of the Company. Therefore, the Company cannot assure you that the Sponsor or Nautilus would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

The Sponsor, the Company’s officers and directors and certain initial stockholders have entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the initial Business Combination by August 2, 2022. However, if the Sponsor or any of the Company’s directors or officers acquires shares of Class A common stock in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an initial Business Combination, the Company’s remaining stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be $10.00 per public share. There will be no redemption rights upon the completion of the initial Business Combination with respect to the Company’s warrants. The Company’s Sponsor, officers, directors, and Nautilus have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares held by them and any public shares they may acquire during or after the IPO in connection with the completion of the initial Business Combination or otherwise. HB Strategies has agreed to the foregoing terms except that it will not waive redemption rights with respect to its public shares.

The Company may require its public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to the Company’s transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the initial Business Combination in the event the Company distributes proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that the Company will furnish to holders of its public shares in connection with the initial Business Combination will indicate whether the Company is requiring public stockholders to satisfy such delivery requirements.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 2 — REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

On April 12, 2021, the Staff of the SEC issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies.” In the statement, the SEC Staff, among other things, highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of special purpose acquisition companies such as the Company.

The Company previously accounted for its outstanding Public Warrants and Private Placement Warrants (collectively, with the Public Warrants, the “Warrants”) issued in connection with its IPO as components of equity instead of as derivative liabilities. The warrant agreement governing the Warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common stock, all holders of the Warrants would be entitled to receive cash for their Warrants (the “tender offer provision”).

In connection with the audit of the Company’s financial statements for the period ended March 31, 2021, the Company’s management further evaluated the Warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s common stock in the manner contemplated by ASC Section 815-40-15 as described above. In addition, based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded the tender offer provision included in the warrant agreement fails the “classified in stockholders’ equity” criteria as contemplated by ASC Section 815-40-25. As a result the company reclassified public and private placement warrants as derivative warrant liability at the date of issuance recorded at their fair values, with subsequent changes in their respective fair values recognized in the statement of operations at each reporting date.

The following summarizes the impact to the balance sheet dated February 2, 2021, filed on Form 8-K on February 9, 2021.
	As Previously Reported	Adjustment	As Revised
Balance Sheet at February 2, 2021
Warrant Liability	$—	$17,077,500	$17,077,500
Total Liabilities	214,710	17,077,500	17,077,500

Common stock subject to possible redemption	168,253,860	(17,077,500)	151,176,360
Class A common stock	42	171	213
Additional paid-in capital	6,925,294	1,586,454	5,338,840
Accumulated deficit	$(1,925,928)	$(1,586,625)	$(339,303)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement of the Company is presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company, and which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2021 and 2020.

Investment Held in Trust Account

At March 31, 2021, the assets held in the Trust Account were held in cash, U.S. Treasury Bills and Money Market mutual funds. The Company classifies its United States Treasury Bills as held-to-maturity in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

As of March 31, 2021, investment in the Company’s Trust Account consisted of $919 in cash, $86,253,272 in U.S. Treasury Bills and $86,251,323 in Money Market mutual funds. All of the U.S. Treasury Bills will mature on May 6, 2021. The Company considers all investments with original maturities of more than three months but less than one year to be short-term investments. The carrying value approximates the fair value due to its short-term maturity. The carrying value, excluding gross unrealized holding gain and fair value of held to maturity securities on March 31, 2021 are as follows:
	Carrying Value/ Amortized Cost	Amortization of Bond Discount	Gross Unrealized Gain	Fair Value as of March 31, 2021
U.S. Money Market Mutual Funds	$86,251,323	$—	$—	$86,251,323
U.S. Treasury Bills	86,253,272	4,167	1,898	86,255,170
	$172,504,595	$4,167	$1,898	$172,506,493

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity”. Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Warrant Liability

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

The Company accounts for the warrants issued in connection with the IPO in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the Company classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each reporting period. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. As of March 31, 2021 and 2020, there were 13,800,000 and 0 warrants outstanding, respectively.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common stock outstanding during the period. The Company applies the two-class method in calculating earnings per share. Common Stock subject to possible redemption at March 31, 2021, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net income per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The calculation of diluted income per common stock does not consider the effect of the warrants issued in connection with the (i) IPO, (ii) exercise of over-allotment and (iii) Private Placement as such warrants were anti-dilutive. The warrants are exercisable to purchase 13,800,000 shares of Class A common stock in the aggregate.

The Company’s statement of operations includes a presentation of income per Class A common stock subject to possible redemption in a manner similar to the two-class method of income per common stock. Net income per common stock, basic and diluted, for redeemable Class A common stock is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of redeemable Class A common stock outstanding since original issuance. Net income per common stock, basic and diluted, for non-redeemable Class B common stock is

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

calculated by dividing the net income, adjusted for income attributable to redeemable Class B common stock, by the weighted average number of non-redeemable Class B common stock outstanding for the periods. Non-redeemable Class B common stock include the Founder Shares as these common stock does not have any redemption features and do not participate in the income earned on the Trust Account.
For the year ended March 31, 2021
Redeemable Common Stock
Numerator: Earnings allocable to Redeemable Common Stock
Interest earned on marketable securities held in trust	$5,514
Less: interest available to be withdrawn for payment of taxes	(5,514)
Net income allocable to shares subject to possible redemption	$—
Denominator: Weighted Average Redeemable Common Stock
Redeemable Common Stock outstanding, Basic and Diluted	2,360,836
Basic and Diluted net income per Redeemable Common Share	$0.00

Non-Redeemable Common Stock
Numerator: Net Income minus Redeemable Net Earnings
Net Income	$8,261,624
Redeemable Net Income	$(5,514)
Non-Redeemable Net Income	$8,256,110
Denominator: Weighted Average Non-Redeemable Common Stock
Non-Redeemable Common Stock outstanding, Basic and Diluted	4,645,499
Basic and Diluted net income per Non-Redeemable Common Share	$1.78

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of March 31, 2021. The Company’s management determined that the United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the period from March 31, 2021 and March 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Recent Accounting Standards

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 4 — PUBLIC OFFERING

Pursuant to the IPO, the Company sold 17,250,000 at an offering price of $10.00 per Unit, which included 2,250,000 units sold upon the full exercise by the underwriter of its over-allotment option, at $10.00 per Unit, generating gross proceeds of $172,500,000.

Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value, and one-half of one redeemable warrant, with each whole warrant exercisable for one share of Class A common stock (each, a “Warrant” and, collectively, the “Warrants” and, with respect to the warrants sold in the Private Placement, the “Private Placement Warrants”). Each whole Warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment.

Warrants

Warrants may only be exercised for a whole number of shares. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade. The Warrants will become exercisable on the later of (a) 30 days after the completion of the initial Business Combination or (b) 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company will agree that as soon as practicable, but in no event later than 15 business days, after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Warrants, to cause such registration statement to become effective within 60 business days after the closing of the initial Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If the shares issuable upon exercise of the warrants are not registered under the Securities Act by the 60th business day after the closing of the initial Business Combination, the Company will be required to permit holders to exercise their warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants contain a tender or exchange offer that the Company’s management concluded do not qualify as an acceptable form of net cash settlement under the exception of ASC 815-40-25-8, because an event that is not within the entity’s control (tender offer) may result in a circumstance in which warrant holders would be entitled to cash while holders of the shares underlying the contract also would not receive cash (because a portion of their shares may not be subject to the tender offer). In a tender offer for less than all of the Company’s outstanding shares, the common stockholders may be restricted in the number of tendered shares that will be accepted for purchase. As such, the Company’s Public Warrants are reported as a derivative liability.

The Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may call the Warrants for redemption (except with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 4 — PUBLIC OFFERING (cont.)

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrantholders.

•        If the Company calls the Warrants for redemption, management will have the option to require all holders that wish to exercise the Warrants to do so on a “cashless basis,” as described in the warrant agreement.

NOTE 5 — PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Company consummated the sale of 5,175,000 Private Placement Warrant in a private placement to the Sponsor, Nautilus Carriers LLC and HB Strategies LLC generating gross proceeds of $5,175,000.

A portion of the purchase price of the Private Placement Warrants were added to the proceeds from the IPO held in the Trust Account. If the Initial Business Combination is not completed by August 2, 2022, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

The Private Placement Warrants are identical to the Warrants underlying the Units sold in the IPO, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants.

NOTE 6 — RELATED PARTY TRANSACTIONS

Founder Shares

On April 30, 2010, the Company sold 5,000,000 shares of the Company’s common stock, par value $0.0001 per share, to the Sponsor, at a purchase price of $25,000. On July 1, 2012, the Company issued 376,344 shares of the Company’s common stock to a third party as consideration for services performed. On February 24, 2020, the third party forfeited 257,649 shares of the Company’s common stock.

On February 24, 2020, the Company effectuated a recapitalization. Each outstanding share of the Company’s Common Stock became 0.8425 shares of Class B common stock, resulting in an aggregate of 4,312,500 Founder Shares outstanding and held by the Sponsor (up to 562,500 of which were subject to forfeiture if the underwriter’s over-allotment option was not exercised in full). All share and per-share amounts for periods and dates prior to December 2019 have been retroactively restated to reflect this split. Additionally, 75,000 shares of Class B Common Stock were transferred from the Sponsor to the Company’s three independent directors prior to the closing of the IPO.

On August 14, 2020, the Sponsor forfeited an aggregate of 2,833,333 shares of Class B common stock to the Company for no consideration, and each of Nautilus and HB Strategies purchased from the Company 1,379,167 shares of Class B common stock for a purchase price of $2,043 (or an aggregate purchase price of $4,086).

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

On January 7, 2021, three initial stockholders of the Company forfeited an aggregate of 718,750 shares of Class B common stock at no cost, which the Company cancelled, resulting in an aggregate of 3,593,750 shares of Class B common stock outstanding and held by the Company’s initial stockholders.

On January 29, 2021, the Company effectuated a 1.2-for-1 forward stock split, resulting in an aggregate of 4,312,500 shares held by its initial stockholders (all share and per share amounts have been restated).

Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment, at any time.

The Company’s initial stockholders, officers and directors have agreed, not to transfer, assign or sell any Founder Shares held by them until the earlier to occur of: (i) one year after the completion of the initial Business Combination, (ii) the last sale price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 60 days after the initial Business Combination, or (iii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Fees

Commencing on January 29, 2021, the Company agreed to pay an affiliate of the Sponsor a total of $5,750 per month for office space, utilities and secretarial and administrative support. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred $12,056 in expenses in connection with such services for the period from January 29, 2021 (“Listing Date”) to March 31, 2021, as reflected in the accompanying statement of operations.

Notes Payable — Related Party

The Company issued promissory notes to certain initial stockholders of the Company, which allowed the Company to borrow up to $300,000 without interest to be used for a portion of the expenses of the IPO. All amounts due under the promissory notes were payable on the earlier of: (i) March 31, 2021 or (ii) the date on which the Company consummated its IPO. As of March 31, 2021 and 2020, there were no amounts outstanding under the promissory notes, respectively. The promissory notes were repaid from the proceeds of the IPO.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor and certain other initial stockholders of the Company may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

Growth Capital Acquisition Corp.
Notes to the Financial Statements

Note 7 — FAIR VALUE MEASUREMENTS

As of March 31, 2021, investment securities in the Company’s Trust Account consisted of $86,255,170 in U.S. Treasury Bills and $86,255,170 in Money Market mutual funds.. The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of March 31, 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.
	March 31, 2021	(Level 1)	(Level 2)		(Level 3)
Assets:
Investments held in Trust Account-Money Market Mutual Funds	86,251,323	86,251,323
Cash and Investments held in Trust Account-Treasury Bills	86,255,170	86,255,170
	172,506,493	172,506,493
Liabilities
Warrant Liability – Public Warrants	$4,398,750	$4,398,750		$—	$—
Warrant Liability – Private Warrants	2,742,750	—		—	2,742,750
	$7,141,500	$4,398,750	$		$2,742,750

At March 31, 2020, the Company did not have any assets or liabilities that were measured at fair value on a recurring basis.

The Private Warrants were initially valued using a Black Scholes Option Pricing Model and were considered to be a Level 3 fair value measurements due to the use of unobservable inputs. The Black Scholes Option Pricing Model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the common stock. The expected volatility as of the IPO date was derived from the post-merger announced publicly traded warrants for comparable SPAC companies as of the valuation date. A Monte Carlo Simulation Method was used in estimating the fair value of the public warrants for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Warrants. For periods subsequent to the detachment of the warrants from the Units, including March 31, 2021, the closing price of the public warrants was used as the fair value as of each relevant date.

The key inputs used in the Black Scholes Option Pricing Model for the Private Warrants were as follows:
Input	March 31, 2021
Risk-free interest rate	1.2%
Expected term (years)	5.58
Expected volatility	10.0%
Stock Price	$9.70
Exercise price	$11.50
Dividend yield	0.0%

Growth Capital Acquisition Corp.
Notes to the Financial Statements

Note 7 — FAIR VALUE MEASUREMENTS (cont.)

The following table sets forth a summary of the changes in the fair value of the Level 3 assets and liabilities measured at fair value for the year ended March 31, 2021:
	Warrant Liability	Private Warrants	Public Warrants
Fair value as of April 1, 2020	$—	$—	$—
Initial fair value of warrant liability upon issuance at IPO on February 2, 2021	17,077,500	6,468,750	10,608,750
Public warrants reclassified to level 1	—	—	(4,398,750)
Change in fair value	(9,936,000)	(3,726,000)	(6,210,000)
Fair value as of March 31, 2021	$7,141,500	$2,742,750	$—

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. There were no other transfers between levels for the year ended March 31, 2021, except that the public warrants transferred from Level 3 to Level 1.

NOTE 8 — COMMITMENTS

Registration Rights

The holders of the Founder Shares, Private Placement Warrants, shares of Class A common stock underlying the Private Placement Warrants, warrants issuable upon conversion of working capital loans (if any), and the shares of Class A common stock issuable upon exercise of or conversion of the foregoing are entitled to registration rights pursuant to certain registration rights agreements executed on January 29, 2021, requiring the Company to register such securities for resale (in the case of the initial shares, only after conversion to the Company’s Class A common stock). Certain holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of the Company’s initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding the foregoing, the Sponsor may not exercise its demand and “piggyback” registration rights after five (5) and (7) years, respectively, after the effective date of the registration statement filed in connection with the IPO and may not exercise its demand rights on more than one occasion. In addition, if Hudson Bay acquires units in the IPO and becomes an affiliate (as defined in the Securities Act) of us following such offering, the Company has agreed to file a registration statement following such offering to register the resale of the units (including the shares of Class A common stock and warrants included in the units) purchased by Hudson Bay (or its nominee) in the IPO. Pursuant to the Company’s registration rights agreement with its initial stockholders, the Company will be liable for certain liquidated damages for failure to honor such holders’ registration rights described herein. There is no defined maximum allowed amount of potential liquidated damages in the registration rights agreement with the Company’s initial stockholders. The Company’s registration rights agreement with its initial stockholders expires upon the earlier of (i) the tenth anniversary of the date it was executed or (ii) the date as of which (A) all of the registrable securities (as defined therein) have been sold pursuant to a registration statement or (B) with respect to any holder, such holder ceasing to hold registrable securities.

Business Combination Marketing Agreement

The Company has engaged Maxim Group LLC, an affiliate of its Sponsor, as advisors in connection with its initial Business Combination to assist it in arranging meetings with its stockholders to discuss a potential Business Combination and the target business’ attributes, introduce it to potential investors that may be interested in purchasing its securities, assist it in obtaining stockholder approval for its initial Business Combination and assist it with the

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 8 — COMMITMENTS (cont.)

preparation of press releases and public filings in connection with the initial Business Combination. The Company will pay Maxim Group LLC for such services upon the consummation of the initial Business Combination a cash fee in an amount equal to 3.5% of the gross proceeds of the IPO (exclusive of any applicable finders’ fees which might become payable) or $6,037,500. Pursuant to the terms of the Business Combination marketing agreement, no fee will be due if the Company does not complete an initial Business Combination.

NOTE 9 — STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2021 and 2020, there were no shares of preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of March 31, 2021 and 2020, there were 1,134,507, and 0 shares of Class A common stock issued or outstanding, excluding 16,115,493 and 0 shares subject to possible redemption.

Class B common stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of March 31, 2021 and 2020, there were 4,312,500 shares of Class B common stock issued or outstanding.

The shares of Class B common stock will automatically convert into shares of the Company’s Class A common stock at the time of an initial Business Combination or at any time prior thereto at the option of the holder on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in our initial public offering and related to the closing of the initial Business Combination, including pursuant to a specified future issuance, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of our initial public offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to us). If the Company enters into an initial Business Combination, it may (depending on the terms of such an initial Business Combination) be required to increase the number of shares of Class A common stock which the Company is authorized to issue at the same time as the Company’s stockholders vote on the initial Business Combination to the extent the Company seeks stockholder approval in connection with the initial Business Combination. Holders of the Company’s common stock are entitled to one vote for each share of common stock.

On February 24, 2020, the Company effectuated a recapitalization. Each outstanding share of the Company’s Common Stock became 0.8425 shares of Class B common stock, resulting in an aggregate of 4,312,500 Founder Shares outstanding. On August 14, 2020, the Sponsor forfeited an aggregate of 2,833,333 shares of Class B Common Stock to the Company, and each of Nautilus and HB Strategies purchased from the Company 1,379,167 shares of Class B Common Stock. In January 2021, three initial stockholders of the Company forfeited an aggregate of 718,750 shares of Class B common stock at no cost, which the Company cancelled, resulting in an aggregate of 3,593,750 founder shares outstanding and held by its initial stockholders. On January 29, 2021, the Company effectuated a 1.2-for-1 forward stock split, resulting in an aggregate of 4,312,500 Class B shares held by its initial stockholders.

Growth Capital Acquisition Corp.
Notes to the Financial Statements

Note 10 — Income Tax

The income tax provision consists of the following:
	March 31, 2021	March 31, 2020
Federal
Current	$—
Deferred	(18,428)	(2,033)

State
Current	—	32
Deferred	—
Change in valuation allowance	18,428	2,033
Income tax provision	$—	32

The Company’s net deferred tax assets are as follows:
	March 31, 2021	March 31, 2020
Deferred tax asset

Net operating loss carryforwards	57,578	39,150
Total deferred tax asset	57,578	39,150
Valuation allowance	(57,578)	(39,150)
Deferred tax asset, net of allowance	$—

As of March 31, 2021 the Company had $254,433 of U.S. federal net operating loss carryovers available to offset future taxable, of which 125,594 begin to expire in 2031 and 128,839 do not expire and $80,757 of state and local net operating loss carryforward which begin to expire in 2036.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the periods ended March 31, 2021 and March 31, 2020, the valuation allowance increased $18,428 and $2,033, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at March 31, 2021 is as follows:
Statutory federal income tax rate	21.0%	21.0%
State tax provision net of federal benefit	(0.0)	(0.3)
Change in FV of warrant liability	(21.9)
Transaction costs associated with the issuance of warrants	0.7
Change in valuation allowance	0.2	(21.0)
Income tax provision	—%	(0.3)%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities for years after 2016.

Growth Capital Acquisition Corp.
Notes to the Financial Statements

NOTE 11 — SUBSEQUENT EVENTS

The Company has evaluated events that have occurred after the balance sheet up to the date the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment to or disclosure in the financial statements.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands, except share data)
(unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$12,400	$11,312
Short-term investments	13,041	32,058
Accounts receivable	372	285
Inventories	3,007	3,394
Prepaid expenses and other current assets	3,723	1,134
Total current assets	32,543	48,183
Property and equipment, net	384	457
Other Assets	373	94
Total assets	$33,300	$48,734
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$887	$1,214
Accrued expenses and other current liabilities	2,700	1,565
Current portion of debt	1,121	—
Total current liabilities	4,708	2,779
Long-term debt	—	1,121
Other long-term liabilities	1,217	1,293
Total liabilities	5,925	5,193
Commitments and contingencies (Note 13)
Convertible preferred stock – Par value $0.00001 per share – 22,806,009 shares authorized at June 30, 2021 and December 31, 2020; 21,671,491 shares issued and outstanding at June 30, 2021 and December 31, 2020; (aggregate liquidation preference of $96.7 million)	99,470	99,470
Stockholders’ deficit:
Common stock – Par value $0.00001 per share – 75,000,000 shares authorized at June 30, 2021 and December 31, 2020; 27,412,984 and 27,184,882 shares issued and outstanding at June 30, 2021 and December 31, 2020	—	—
Class F stock – Par value $0.00001 per share – 8,402,000 shares authorized at June 30, 2021 and December 31, 2020; 8,372,143 shares issued and outstanding at June 30, 2021 and December 31, 2020	—	—
Additional paid-in capital	4,697	2,286
Accumulated other comprehensive income	(34)	(18)
Accumulated deficit	(76,758)	(58,197)
Total stockholders’ deficit	(72,095)	(55,929)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$33,300	$48,734

See accompanying notes to the unaudited condensed consolidated financial statements

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)
(unaudited)

	Six Months Ended June 30,
	2021	2020
Revenue	$1,333	$810
Cost of revenue	2,436	1,760
Gross Profit (Loss)	(1,103)	(950)

Operating expenses:
Research and development	10,990	4,737
Selling, general and administrative	6,473	3,137
Total operating expenses	17,463	7,874
Operating loss	(18,566)	(8,824)
Other income (expense), net	2	(181)
Interest income, net	14	107
Loss before income taxes	(18,550)	(8,898)
Provision for income taxes	(11)	(14)
Net loss	$(18,561)	$(8,912)

Net loss per share, basic and diluted	$(0.68)	$(0.33)
Weighted-average shares used in computing net loss per share, basic and diluted	27,314,638	27,051,233

Net loss	$(18,561)	$(8,912)
Other comprehensive loss, net of tax:
Changes in unrealized gain on available-for-sale securities	(4)	4
Foreign currency translation adjustments	(12)	(4)
Total other comprehensive loss, net of tax	(16)	—
Comprehensive loss	$(18,577)	$(8,912)

See accompanying notes to the unaudited condensed consolidated financial statements

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except share and per share data)
(unaudited)

	Convertible Preferred Stock		For the Six Months Ended June 30, 2021				Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
			Common Stock		Class F Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – December 31, 2020 (Audited)	21,671,491	$99,470	27,184,882	$—	8,372,143	$—	$2,286	$(18)	$(58,197)	$(55,929)
Issuance of common stock upon exercise of stock options	—	—	228,102	—	—	—	334	—	—	334
Stock-based compensation	—	—	—		—	—	2,077	—	—	2,077
Unrealized gain on available-for-sale, net of tax	—	—	—	—	—	—	—	(4)	—	(4)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(12)	—	(12)
Net loss	—	—	—	—	—	—	—	—	(18,561)	(18,561)
Balance – June 30, 2021 (Unaudited)	21,671,491	$99,470	27,412,984	$—	8,372,143	$—	$4,697	$(34)	$(76,758)	$(72,095)

See accompanying notes to the unaudited condensed consolidated financial statements

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit — (Continued)
(In thousands, except share and per share data)
(unaudited)

	Convertible Preferred Stock		For the Six Months Ended June 30, 2020				Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
			Common Stock		Class F Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – December 31, 2019 (Audited)	15,342,075	$46,847	27,004,791	$—	8,402,000	$—	$1,336	$(10)	$(38,563)	$(37,237)
Issuance of Series C convertible preferred stock in exchange for cash, net of issuance costs	6,299,559	52,623	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	57,500	—	—	—	13	—	—	13
Stock-based compensation	—	—	—	—	—	—	391	—	—	391
Unrealized gain/loss on available-for-sale securities	—	—	—	—	—	—	—	4	—	4
Foreign currency translation adjustment	—	—	—	—	—	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	—	—	—	(8,912)	(8,912)
Balance – June 30, 2020 (Unaudited)	21,641,634	$99,470	27,062,291	$—	8,402,000	$—	$1,740	$(10)	$(47,475)	$(45,745)

See accompanying notes to the unaudited condensed consolidated financial statements

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(unaudited)

	For the Six Months Ended June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(18,561)	$(8,912)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	96	92
Stock-based compensation	2,077	388
Loss on debt extinguishment	—	180
Amortization and accretion of short-term investments	153	(60)
Other	—	(88)
Changes in operating assets and liabilities:
Accounts receivable, net	(87)	317
Inventories, net	387	(546)
Prepaid expenses and other current assets	(2,590)	220
Other long-term assets	(279)	—
Accounts payable	(328)	134
Accrued expenses	1,136	(205)
Other long-term liabilities	1	—
Net cash used in operating activities	(17,995)	(8,480)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(23)	(3)
Purchases of short-term investments	(8,455)	(19,234)
Proceeds from maturities of short-term investments	27,315	—
Net cash provided by (used in) investing activities	18,837	(19,237)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from PPP loan	—	1,121
Repayment of long-term debt	—	(5,000)
Proceeds from issuance of common stock options, net of repurchase	258	13
Proceeds from convertible preferred stock, net of issuance costs	—	52,624
Net cash provided by financing activities	258	48,758

Effect of exchange rate changes on cash	(12)	(5)

Net increase in cash and cash equivalents	1,088	21,036
Cash and cash equivalents, beginning of period	11,312	11,338
Cash and cash equivalents, end of period	$12,400	$32,374

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$—	$44
Cash paid for income taxes	$2	$1

NON-CASH INVESTING AND FINANCING ACTIVITIES
Changes in accrued purchases of property and equipment	$—	$3
Vesting of early exercises of stock options	$76	$—

See accompanying notes to the consolidated financial statements

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Cepton provides state-of-the-art, intelligent, lidar-based solutions for a range of markets such as automotive (ADAS/AV), smart cities, smart spaces, and smart industrial applications. Cepton’s patented MMT®-based lidar technology enables reliable, scalable, and cost-effective solutions that deliver long range, high resolution 3D perception for smart applications.

Founded in April 2016 and led by industry veterans with over two decades of collective experience across a wide range of advanced lidar and imaging technologies, Cepton is focused on the mass market commercialization of high performance, high quality lidar solutions. Cepton is headquartered in San Jose, California, USA, with a presence in Germany, Canada, Japan, China and India, to serve a fast-growing global customer base.

Basis of Presentation and Principles of Consolidation

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of our wholly owned subsidiaries in Canada, Germany, and the United Kingdom. All intercompany balances and transactions have been eliminated in consolidation.

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the interim periods presented. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes for 2020.

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. As of June 30, 2021, the Company had cash and cash equivalents of $12.4 million, short-term investment of $13.0 million, and an accumulated deficit of $76.8 million. During the six months ended June 30, 2021, the Company incurred a net loss of $18.6 million and had negative cash flows from operating activities of $18.0 million. Although much of the negative cash flow resulted from one-time expenses for research and development projects and one-time expenses of preparing to become a publicly traded company, the Company expects to continue to invest in research and development and generate operating losses in the future.

The Company is subject to risks and uncertainties frequently encountered by early-stage companies including, but not limited to, the uncertainty of successfully developing its products, securing certain contracts, building its customer base, successfully executing its business and marketing strategy and hiring appropriate personnel.

To date, the Company has been funded primarily by equity financings, convertible promissory notes and other borrowings. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require the Company to modify, delay, or abandon some of its planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on the Company’s business, operating results, financial condition, and ability to achieve its intended business objectives.

Based on its recurring losses from operations and negative cash flows from operating activities incurred since inception, the expectation of continuing operating losses in the future, and the need to raise additional capital to finance its future operations, as of the issuance date of the condensed consolidated financial statements as of and for the six months ended June 30, 2021, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for one year after the date that the financial statements are issued.

The Company intends to obtain financing through the execution of a merger transaction with Growth Capital Acquisition Corp. (see Note 17 for subsequent event disclosure). In addition, the Company has strong relationships with capital resource providers such as banks and strategic and financial investors to execute debt borrowing and/or equity

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

financing, if necessary. These plans are intended to mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern; however, as the plans are not entirely within the Company’s control, management cannot provide assurance that they will be effectively implemented.

Concentration of Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains a substantial portion of its cash and cash equivalents and short-term investments in money market funds, commercial paper, corporate debt securities, and asset backed securities. Management believes that the financial institutions that hold its cash, cash equivalents, and short-term investments are financially sound and, accordingly, represent minimal credit risk. Deposits held with banks may exceed the amount of federal insurance limits provided on such deposits.

Customers that accounted for 10% or greater of accounts receivable, net as of June 30, 2021 and December 31, 2020 were as follows:
	June 30, 2021	December 31, 2020
Customer A	14%	15%
Customer B	—%	39%
Customer C	—%	10%
Customer D	12%	13%
Customer E	64%	—%

Customers with revenue equal to or greater than 10% of total revenue for the periods indicated were as follows:
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Customer A	58%	12%
Customer B	—%	31%
Customer C	—%	11%
Customer D	—%	11%

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, estimating the stand-alone selling prices of performance obligations for revenue recognition, allowances for doubtful accounts, inventory valuation and reserves, warranty reserves, valuation allowance for deferred tax assets, share-based compensation including the fair value of the Company’s common stock, useful lives of property, plant and equipment, income tax uncertainties, and other loss contingencies. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates, and such differences could be material to the Company’s consolidated financial condition and results of operations.

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

Product Warranties

The Company typically provides a one-year warranty on its products. Estimated future warranty costs are accrued and charged to cost of goods sold in the period that the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and costs of repairing and replacing defective products. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in our accrued warranty liability, which is included as a component of accrued expenses and other current liabilities, for the six months ended June 30, 2021 and the year ended December 31, 2020 was as follows (in thousands):
	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Beginning balance	$40	$31
Warranty provision	33	90
Consumption	(24)	(81)
Ending balance	49	$40

Significant Accounting Policies

There have been no significant changes to the accounting policies during the six months ended June 30, 2021, as compared to the significant accounting policies described in Note 1 of the “Notes to the Financial Statements” in the Company’s audited financial statements for the year ended December 31, 2020.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), (“ASC 842”), which clarifies the definition of a lease and requires lessees to recognize right-of-use assets and lease liabilities for all leases, including those classified as operating leases under previous lease accounting guidance. The guidance is effective for private business entities for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU 2019-10, which extended the effective date to fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU 2020-05, which provides an additional optional one-year deferral for all companies that have not yet issued their financial statements reflecting the adoption of ASC 842. As the Company expects to be an emerging growth company, ASU 2016-02 will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company expects to adopt the new standard in the first quarter of 2022 using the modified retrospective method, under which the Company will apply ASC 842 to existing and new leases as of January 1, 2022, but prior periods will not be restated and will continue to be reported under ASC 840 guidance in effect during those periods. The Company is currently evaluating the impact the adoption of these ASUs will have on its financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize credit losses and impairment of financial assets recorded at amortized cost. Currently, the credit loss and impairment model for loans and leases is based on incurred losses, and investments are recognized as impaired when there is no longer an assumption that future cash flows will be collected in full under the originally contracted terms. Under the new current expected credit loss (“CECL”) model, the standard requires immediate recognition of estimated credit losses expected to occur over the remaining life of the asset. As the Company expects to be an emerging growth company, the standard will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company expects there to be no material impact on its consolidated financial statements and related disclosures from the adoption of this update.

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

In December 2019, the FASB issued ASU 2019-12, Income Taxes:    Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40):    Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. As the Company expects to be an emerging growth company, ASU 2020-06 will be effective for interim and annual periods in fiscal years beginning after December 15, 2023, with earlier adoption permitted for fiscal years beginning after December 15, 2020. The Company expects there to be no material impact on its consolidated financial statements and related disclosures from the adoption of this update.

Note 2. Revenue

The Company disaggregates its revenue from contracts with customers by country of domicile based on the shipping location of the customer. Total revenue disaggregated by country of domicile is as follows (dollars in thousands):
	Six Months Ended June 30,
	2021		2020
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by country of domicile:
United States	$256	19%	$341	42%
Japan	875	66%	181	22%
Other	202	15%	288	36%
Total	$1,333	100%	$810	100%

As of June 30, 2021 and December 31, 2020, the Company had $2,000 and $44,000, respectively, of contract liabilities included in accrued expenses and other current liabilities and no contract assets.

Note 3. Fair Value Measurement

The following table summarize our assets measured at fair value on a recurring basis, by level, within the fair value hierarchy (in thousands):
	June 30, 2021
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$9,275	$—	$—	$9,275
Total cash equivalents	$9,275	—	—	$9,275
Short-term investments:
Commercial Paper	—	5,595	—	5,595
Corporate debt securities	—	6,343	—	6,343
Asset-backed Securities	—	1,103	—	1,103
Total short-term investments	—	13,041	—	13,041
Total assets measured at fair value	$9,275	$13,041	$—	$22,316

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 3. Fair Value Measurement (cont.)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$7,192	$—	$—	$7,192
Total cash equivalents	$7,192	—	—	$7,192
Short-term investments:
Commercial Paper	—	14,587	—	14,587
Corporate debt securities	—	13,810	—	13,810
Asset-backed Securities	—	3,661	—	3,661
Total short-term investments	—	32,058	—	32,058
Total assets measured at fair value	$7,192	$32,058	$—	$39,250

Cash equivalents consist primarily of money market fund with original maturities of three months or less at the time of purchase, and the carrying amount is a reasonable estimate of fair value. Short-term investments consist of investment securities with original maturities greater than three months but less than twelve months and are included as current assets in the consolidated balance sheets. For corporate debt securities, the fair value as of June 30, 2021 and December 31, 2020 approximates amortized cost basis.

Note 4. Inventories

Inventories consist of the following (in thousands):
	June 30, 2021	December 31, 2020
Raw materials	$992	$1,015
Work-in-process	605	867
Finished goods	1,410	1,512
Total inventories	$3,007	$3,394

Note 5. Property and Equipment, Net

Property and equipment, at cost, consists of the following as of June 30, 2021 and December 31, 2020 (in thousands):
	June 30, 2021	December 31, 2020
Machinery and equipment	$648	$649
Automobiles	50	50
Leasehold improvements	146	146
Computer and equipment	53	36
Furniture and fixtures	68	68
Software	10	3
Total property, and equipment	975	952
Less: accumulated depreciation and amortization	(591)	(495)
Total property and equipment, net	$384	$457

The aggregate depreciation and amortization related to property, and equipment was $96,000 and $92,000 for the six months ended June 30, 2021 and 2020.

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 6. Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following as of June 30, 2021 and December 31, 2020 (in thousands):
	June 30, 2021	December 31, 2020
Accrued expenses and taxes	$2,367	$1,292
Accrued unvested option liability	152	151
Deferred revenue	2	44
Deferred rent	130	38
Warranty reserve	49	40
Total accrued expenses	$2,700	$1,565

Note 7. Debt

In August 2019, the Company entered into a loan and security agreement (“Loan Agreement”) with Silicon Valley Bank (“SVB”) that allowed for borrowings of up to $5,000,000 under a term loan through July 31, 2020. On December 5, 2019, the Company borrowed the full amount of $5,000,000 with a stated interest rate of 5.0% and a maturity date of July 1, 2023. In February 2020, the Company repaid the term loan in full and recognized a loss on extinguishment of $180,000.

In connection with the Loan Agreement, the Company issued detachable warrants to purchase an aggregate of 60,000 shares of common stock (see Note 11).

On April 24, 2020, the Company entered into a promissory note (the “Promissory Note”) with JPMorgan Chase Bank, N.A. that provides for a loan in the amount of $1,120,000 pursuant to the US Small Business Administration’s Paycheck Protection Program (“PPP Loan”) created as part of the recently enacted Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The PPP Loan matures on April 24, 2022 and bears interest at a rate of 0.98% per annum. Monthly amortized principal and interest payments are deferred to either (1) the date that US Small Business Administration remits the borrower’s loan forgiveness amount to the lender or (2) if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower’s loan forgiveness covered period. The Promissory Note contains events of default and other provisions customary for a loan of this type. Certain amounts of the loan may be forgiven if they are used towards qualifying expenses as described in the CARES Act. In the event that forgiveness is applied for, an adjustment will be necessary for tax purposes to disallow for any expenses the loan was used towards in the period in which forgiveness occurs. The Company submitted the application to JPMorgan Chase bank for forgiveness of the loan in third quarter of 2021.

Note 8. Convertible Preferred Stock

The par value for the Convertible Preferred Stock is $0.00001. The authorized, issued, and outstanding shares of Convertible Preferred Stock, and liquidation preferences as of June 30, 2021 were as follows:
	Issuance Date	Shares Authorized	Shares Issued and Outstanding	Original Issue Price per Share	Aggregate Liquidation Preference
Series A	July 6, 2016	8,000,000	8,000,000	$1.0000	$8,000,000
Series B	July 13, 2018	4,069,600	4,069,600	6.2500	25,435,000
Series B-1	July 13, 2018	3,272,475	3,272,475	3.1250	10,226,484
Series C	February 4, 2020	7,463,934	6,329,416	8.3736	52,999,998
		22,806,009	21,671,491		$96,661,482

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 8. Convertible Preferred Stock (cont.)

The rights, preferences, privileges, and restrictions for the holders of preferred stock are as follows:

Dividends — The holders of preferred stock are entitled to receive non-cumulative dividends, prior and in preference to any declaration or payment of any dividends to the holders of common stock, in an amount equal to a dividend of 8% of the applicable original issue price per annum on each share of preferred stock, as adjusted for stock dividends, splits, combinations, recapitalizations or the like, when and if declared by the Board of Directors. After payment of such dividends, any additional dividends will be distributed to holders of preferred stock, participating on an as-if converted basis, Class F stock, and common stock. No dividends on preferred stock or common stock have been declared by the Board of Directors since inception.

Liquidation — In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of preferred stock are entitled to receive an amount equal to the greater of the original issue price per share as adjusted for stock splits, dividends, combinations, recapitalizations or the like, plus any dividends declared but unpaid on such shares, and such amount per share as would have been payable had such shares of preferred stock been converted into common stock immediately prior to such event, prior and in preference to any distributions to the holders of Class F and common stock. If the proceeds of such an event are insufficient to permit the full liquidation payment, the entire proceeds legally available for distribution will be distributed ratably among the holders of preferred stock in proportion to the full amounts that each such holder is otherwise entitled to receive.

Thereafter, the remaining assets and surplus will be distributed ratably to the holders of Class F and common stock in proportion to the number of shares of common stock held, on an as-if converted basis.

Redemption — Preferred stock is not redeemable at the option of the holder. Upon the occurrence of a liquidation transaction, preferred stock will be redeemed by the Company for the applicable original issue price. Moreover, if the holders of preferred stock would receive a greater amount of consideration had the preferred stock been converted immediately prior to such transaction, the preferred stock will be deemed to be converted for purposes of the redemption. Each preferred stock share is conditionally puttable by the holders upon “deemed liquidation events,” which include a merger, consolidation, change of control, or a sale of substantially all of the Company’s assets. The Company determined that triggering events that could result in a deemed liquidation are not solely within the control of the Company. Therefore, the preferred stock is classified outside of permanent equity (i.e., temporary equity). The preferred stock is not being accreted to its liquidation preference, as it is not probable that the preferred stock will become redeemable as of June 30, 2021. The Company continues to monitor circumstances that may cause the preferred stock to become probable of becoming redeemable.

Conversion — Each share of preferred stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. Each share of preferred stock automatically converts into the number of shares of common stock determined in accordance with the conversion ratio upon the earlier of (i): the date, or the occurrence of an event, as specified by affirmative election by the majority of the holders of preferred stock, or (ii): upon the closing of an initial public offering, which results in aggregate proceeds of at least $100,000,000. As of June 30, 2021, and December 31, 2020, the conversion ratio for all outstanding series of preferred stock to common stock was one-to-one.

Voting — Each share of preferred stock has the same voting rights as the equivalent number of common stock on an as-converted basis. The holders of (i) Series A Preferred Stock, (ii) Series B and Series B-1 Preferred Stock, voting as a single class, and (iii) Series C Preferred Stock are each entitled to elect one member of the Board of Directors.

Protective Provisions — The holders of preferred stock also have certain protective provisions. So long as there are at least 20% of the originally issued shares of preferred stock issued and outstanding, the Company cannot without the approval of the majority of the preferred stock then outstanding, voting as a single class on an as-converted basis, take certain actions. Such actions include: (i) consummating a liquidation, dissolution or winding up of the Company; (ii) adversely altering, waiving or affecting the rights, preferences, privileges, or powers of, or restrictions of preferred stock; (iii) increasing or decreasing the authorized number of shares of any common stock or preferred stock; or (iv) redeeming or paying dividends except for permitted purposes.

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 9. Stockholders’ Deficit

Common Stock

Holders of common stock are entitled to one vote per share, and to receive dividends when, as and if declared by the Board of Directors, and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

As of June 30, 2021, the Company had authorized 75,000,000 shares of common stock, each with a par value of $0.00001. As of June 30, 2021, there were 27,412,984 shares of the Company’s common stock issued and outstanding.

Class F Stock

Holders of Class F stock have the option to convert their shares into common stock at any time, and without payment of additional consideration. Additionally, Class F stock will automatically convert into shares of common stock upon either the date and time, or occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Class F stock, at the then effective conversion rate. Finally, Class F stock will automatically convert into shares of preferred stock in the event an investor in a preferred stock financing purchases Class F stock shares from a holder of Class F stock. The conversion ratio for Class F stock to common or preferred stock was one-to-one as of June 30, 2021 and December 31, 2020.

Each share of Class F stock has the same voting rights as the equivalent number of common stock on an as-converted basis. Class F stockholders are entitled to elect two members of the Board of Directors. The holders of common stock are not entitled to elect any members of the Board of Directors so long as there is any Class F stock outstanding.

Holders of Class F stock are entitled to receive dividends when and if declared by the Board of Directors, and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders after distributions to holders of preferred stock.

The Class F stock is subject to vesting terms wherein each holder acquires a vested interest in the stock over a service period of four years.

As of June 30, 2021, the Company had authorized 8,402,000 shares of Class F stock, each with a par value of $0.00001. As of June 30, 2021, there were 8,372,143 shares of the Company’s Class F stock issued and outstanding. In addition, there were no unvested shares of Class F stock as of June 30, 2021.

Note 10. Stock-Based Compensation

Equity Incentive Plans

On July 5, 2016, the Company adopted the 2016 Stock Plan (the Plan) under which 4,800,000 shares of the Company’s common stock were reserved for issuance to employees, nonemployee directors, consultants, and advisors. As of June 30, 2021 and December 31, 2020, there were 9,187,533 shares of common stock reserved for issuance. As of June 30, 2021 and December 31, 2020, there were 1,361,781 and 3,406,368 option shares available for future issuance, respectively.

Under the Plan, the Board of Directors may grant incentive stock options (ISO), nonqualified stock options (NQSO), and stock appreciation rights (SAR). The Board of Directors may, in its discretion, designate any option or SAR as an “early exercise option” or “early exercise SAR”. If a shareholder elects to exercise all or a portion of any early exercise option or SAR before it is vested, the shares of common stock attributable to the unvested portion of the Option or SAR are considered restricted shares and recognized as a liability.

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 10. Stock-Based Compensation (cont.)

Awards granted under the Plan may be outstanding for periods of up to 10 years following the grant date. Awards issued under the Plan must be priced at no less than 100% of the fair value of the shares on the date of the grant provided, however, that (i) the exercise price of an ISO will not be less than 100% of the fair value of the shares on the date of grant, and (ii) the exercise price of an ISO and NSO granted or the purchase price under the stock issuance program to a 10% stockholder will not be less than 110% of the fair value of the shares on the date of grant. Fair value is determined by the Board of Directors.

Outstanding awards generally vest over four years. Certain nonemployee awards vest over two years. Award shares are subject to a right of first refusal with respect to any proposed transactions up through the time the Company’s common stock is registered under Section 12 of the 1934 Exchange Act.

Restricted Common Stock Awards

Unvested early exercise options or SARs are considered restricted shares and are subject to repurchase by the Company in the event the shareholders’ employment is terminated. The Company may, at its option, repurchase said shares at the lesser of (i) the price paid by the shareholder to exercise the award or (ii) the fair market value of the Company’s common stock determined on the date of the repurchase. During the vesting term, holders of restricted stock awards are deemed to be a common stock shareholder and have dividend and voting rights.

The Company did not grant any early exercise options during the six months ended June 30, 2021 and the Company did not repurchase any of the unvested restricted shares as of June 30, 2021. The total intrinsic value of outstanding unvested restricted stock awards was $966,000 as of June 30, 2021.

Incentive Stock Options and Nonqualified Stock Options

A summary of the Company’s employee and nonemployee stock option activity for the six months ended June 30, 2021 is presented below:
		Options Outstanding
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding as of December 31, 2020	5,221,283	$1.43	7.6	$8,550
Granted	2,214,670	11.48
Exercised	(190,602)	1.36
Expired/Forfeited	(170,083)	6.67
Options outstanding as of June 30, 2021	7,075,268	$4.45	7.9	$60,890
Exercisable, June 30, 2021	3,168,956	1.07	6.3	$37,994
Vested and expected to vest as of June 30, 2021	7,075,268	$4.45	7.9	$60,890

During the six months ended June 30, 2021 and June 30, 2020, the estimated weighted-average grant-date fair value of options granted was $7.02 and $1.21 per share, respectively. As of June 30, 2021, there was $15.8 million of unrecognized stock-based compensation related to unvested stock options expected to be recognized over a weighted-average period of 3.07 years. The total intrinsic value of options exercised during the six months ended June 30, 2021 and June 30, 2020 was $738,000 and $2,231,000. The Company recognizes forfeitures as they occur.

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 10. Stock-Based Compensation (cont.)

Stock-Based Compensation

For the six months ended June 30, 2021 and 2020, the Company recorded stock-based compensation expense related to options granted to employees and nonemployees as follows (in thousands):
	Six Months Ended June 30,
	2021	2020
Cost of revenue	$20	$16
Research and development expense	1,386	232
Selling, general and administrative expense	671	140
Total stock-based compensation expense	$2,077	$388

For the six months ended June 30, 2021 and 2020, the Company capitalized $20,000 and $19,000, respectively, of stock-based compensation expense into inventory.

Note 11. Warrants

Common Stock Warrants Issued with Borrowings

In 2019, in connection with the Loan Agreement, the Company issued a warrant to purchase 30,000 shares of common stock with an exercise price of $1.66 per share. The Company also agreed to issue a warrant to purchase an additional 30,000 shares of common stock with an exercise price of $1.66 per share if the Company drew on the $5,000,000 term loan. The Company recorded the additional warrants on December 5, 2019, when the Company borrowed the full amount of the term loan. Both warrants were immediately exercisable upon issuance and are set to expire in August 2029. The warrants remain outstanding as of June 30, 2021.

The Company’s common stock warrants were recorded to additional paid-in capital at fair value as of the date of issuance using the Black-Scholes valuation model. The fair values of the warrants issued in August 2019 and December 2019 were estimated at $39,000 and $49,000, respectively. The initial amount allocated to the warrants is accounted for as a discount to the related debt and amortized to interest expense over the loan term using the effective interest method.

Note 12. Income Taxes

The Company’s provision for income taxes was $11,000 and $14,000 for the six months ended June 30, 2021 and 2020, respectively. The Company’s income tax provision in the six months ended June 30, 2021 was primarily related to income taxes on earnings from its foreign tax jurisdictions. The Company’s income tax provision in the six months ended June 30, 2020 was due to income taxes on earnings from operations in the U.S. and foreign tax jurisdictions. The decrease in income tax expense for the six months ended June 30, 2021, as compared to the same period in 2020 was primarily due to decrease earnings from its foreign operations for the six months ended June 30, 2021.

The Company conducts its business globally and its operating income is subject to varying rates of tax in the U.S., Canada, Germany and UK. Consequently, the Company’s effective tax rate is dependent upon the geographic distribution of its earnings or losses and the tax laws and regulations in each geographical region.

Due to historical losses in the U.S., the Company has a full valuation allowance on its U.S. federal and state deferred tax assets. Management continues to evaluate the realizability of deferred tax assets and the related valuation allowance. If management’s assessment of the deferred tax assets or the corresponding valuation allowance were to change, the Company would record the related adjustment to income during the period in which management makes the determination.

As of June 30, 2021, there were no material changes to either the nature or the amounts of the uncertain tax positions previously determined for the year ended December 31, 2020.

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 12. Income Taxes (cont.)

On March 27, 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act which provided certain tax relief measures. On December 27, 2020, the U.S. enacted the Consolidated Appropriations Act of 2021 (CAA) which extended and expanded certain tax relief measures created by the CARES Act. On March 11, 2021, the U.S. enacted the American Rescue Plan Act of 2021 (ARPA). Theses legislations have not had a material impact on the Company’s operations to date and the Company will continue to evaluate the impact they may have on its future business.

Note 13. Commitments and Contingencies

Operating Lease Commitments

The Company leases office and manufacturing facilities under noncancelable operating leases expiring at various dates through January 2023. On April 15, 2021, the Company entered into a new lease agreement for 92,842 square feet of office space in San Jose, California. The lease began on June 1, 2021 and is set to expire on January 31, 2023.

Rent expense is recognized on a straight-line basis over the term of the leases and accordingly, the Company records any differences between cash rent payments and the recognition of rent expense as a deferred rent liability.

As of June 30, 2021, future minimum lease payments under all noncancelable operating leases with an initial lease term in excess of one year were as follows (in thousands):
June 30, 2021
2021	$664
2022	1,719
2023	143
Total	$2,526

Rent expense under these leases was approximately $571,000 and $322,000 for the six months ended June 30, 2021 and 2020, respectively.

Legal Proceedings

From time to time, the Company may be involved in various legal claims and litigation that arise in the normal course of its operations. The Company is defending all current litigation matters. Although there can be no assurances and the outcome of these matters is currently not determinable, the Company currently believes that none of these claims or proceedings are likely to have a material adverse effect on the Company’s financial position.

The Company records accruals for our outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. The Company evaluated developments in legal proceedings, investigations or claims that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. The Company has not recorded any accrual for loss contingencies associated with such legal claims or litigation discussed above.

Note 14. Related Party Transactions

On February 4, 2020, a customer participated in the Company’s Series C convertible preferred stock financing. Revenue from this customer and investor was $770,000 and $99,000 for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021 and December 31, 2020, accounts receivable from this customer and investor was $239,000 and $1,300, respectively.

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 15. Net Loss Per Share

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The Company considers its convertible preferred stock to be participating as holders of such securities have non-forfeitable dividend rights in the event of the declaration of a dividend for shares of common stock. When the Company is in a net loss position, the net loss attributable to common stockholders was not allocated to the convertible preferred stock under the two-class method as these securities do not have a contractual obligation to share in losses. Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of the Company’s common stock outstanding. During the periods when there is a net loss attributable to common stockholders, potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

The following common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:
	Six Months Ended June 30,
	2021	2020
Stock options to purchase common stock	7,075,268	4,365,000
Unvested restricted stock	87,500	—
Preferred shares on an as-converted basis	21,671,491	21,671,491
Class F shares an as-converted basis	8,372,143	8,372,143
Shares issuable upon exercise of warrants	60,000	60,000
Total	37,266,402	34,468,634

Note 16. Segments

The Company conducts its business in one operating segment that develops and produces LiDAR sensors for use in automotive and smart infrastructure industries. The Company’s Chief Executive Officer is the chief operating decision maker (CODM). The CODM allocates resources and makes operating decisions based on financial information presented on a consolidated basis, accompanied by disaggregated information about sales and gross margin by product group. The profitability of the Company’s product group is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company. Long-lived assets of the Company located in its country of domicile, the United States, are approximately 97%.

Note 17. Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, the Company has evaluated events and transactions occurring after June 30, 2021 and through September 02, 2021, the date these financial statements were issued, for potential recognition or disclosure and has determined that there are no additional items to disclose except as disclosed below.

Merger with Growth Capital Acquisition Corp.

In August 2021, the Company entered into a definitive business combination agreement (the “Business Combination Agreement”) with Growth Capital Acquisition Corp. (NASDAQ: GCAC), a special purpose acquisition company. In accordance with the terms and conditions set forth in the Business Combination Agreement:

(i)     Each share of Company common stock will be converted into the right to receive a number of shares of GCAC Class A common stock equal to (a) (1) the equity value assigned to the Company of $1,500,000,000, divided by (2) the total number of Company outstanding shares, divided by (b) 10;

CEPTON TECHNOLOGIES, INC., AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(unaudited)

Note 17. Subsequent Events (cont.)

(ii)    Each outstanding Company stock option, whether or not exercisable and whether or not vested, will be assumed by GCAC and converted into an option to purchase shares of GCAC Class A common stock.

Concurrently with the execution of the Business Combination Agreement, GCAC entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase an aggregate of 5,850,000 shares of GCAC Class A common stock at a purchase price of $10.00 per share (the “PIPE Investment”). The PIPE investment is conditioned on the concurrent closing of the Business Combination Agreement and other customary closing conditions.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Cepton Technologies, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cepton Technologies, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020

Santa Clara, California

May 31, 2021

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$11,312	$11,338
Short-term investments	32,058	—
Accounts receivable, net of allowance for doubtful accounts of $0 and $2, respectively	285	646
Inventories	3,394	2,408
Prepaid expenses and other current assets	1,134	1,296
Total current assets	48,183	15,688
Property and equipment, net	457	561
Other Assets	94	94
Total assets	$48,734	$16,343

LIABILITIES CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,214	$524
Accrued expenses and other current liabilities	1,565	1,285
Current portion of debt	—	695
Total current liabilities	2,779	2,504
Long-term debt	1,121	4,214
Other long-term liabilities	1,293	15
Total liabilities	5,193	6,733

Commitments and contingencies (Note 13)

Convertible preferred stock:
Convertible preferred stock – Par value $0.00001 per share – 22,806,009 and 16,872,475 shares authorized at December 31, 2020 and 2019; 21,671,491 and 15,342,075 shares issued and outstanding at December 31, 2020 and 2019; (aggregate liquidation preference of $96.7 and $43.7 million at December 31, 2020 and 2019)	99,470	46,847

Stockholders’ deficit:
Common stock – Par value $0.00001 per share – 75,000,000 and 60,000,000 shares authorized at December 31, 2020 and 2019; 27,184,882 and 27,004,791 shares issued and outstanding at December 31, 2020 and 2019	—	—
Class F stock – Par value $0.0001 per share – 8,402,000 and 8,450,000 shares authorized at December 31, 2020 and 2019; 8,372,143 and 8,402,000 shares issued and outstanding at December 31, 2020 and 2019	—	—
Additional paid-in capital	2,286	1,336
Accumulated other comprehensive income	(18)	(10)
Accumulated deficit	(58,197)	(38,563)
Total stockholders’ deficit	(55,929)	(37,237)
TOTAL LIABILITIES CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$48,734	$16,343

See accompanying notes to the consolidated financial statements

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Year Ended December 31,
	2020	2019
Revenue	$2,006	$4,132
Cost of revenue	3,746	3,497
Gross Profit (Loss)	(1,740)	635

Operating expenses:
Research and development	11,666	11,457
Selling, general and administrative	6,170	6,182
Total operating expenses	17,836	17,639
Operating loss	(19,576)	(17,004)
Other income (expense), net	(181)	—
Interest income, net	149	254
Loss before income taxes	(19,608)	(16,750)
Provision for income taxes	26	7

Net loss	$(19,634)	$(16,757)

Net loss per share, basic and diluted	$(0.73)	$(0.62)
Weighted-average shares used in computing net loss per share, basic and diluted	27,068,162	26,892,775

Net loss	$(19,634)	$(16,757)
Other comprehensive loss, net of tax:
Changes in unrealized gain on available-for-sale securities	3	—
Foreign currency translation adjustments	(11)	(10)
Total other comprehensive loss, net of tax	(8)	(10)
Comprehensive loss	$(19,642)	$(16,767)

See accompanying notes to the consolidated financial statements

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Class F Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – December 31, 2018	15,342,075	$46,847	26,868,958	$—	8,402,000	$—	$469	$—	$(21,806)	$(21,337)
Issuance of common stock upon exercise of stock options	—	—	135,833	—	—	—	30	—	—	30
Stock-based compensation	—	—	—	—	—	—	749	—	—	749
Warrant issuance	—	—	—	—	—	—	88	—	—	88
Foreign currency translation adjustment	—	—	—	—	—	—	—	(10)	—	(10)
Net loss	—	—	—	—	—	—	—	—	(16,757)	(16,757)
Balance – December 31, 2019	15,342,075	$46,847	27,004,791	$—	8,402,000	$—	$1,336	$(10)	$(38,563)	$(37,237)
Issuance of Series C convertible preferred stock in exchange for cash, net of issuance costs	6,299,559	52,623	—	—	—	—	—	—	—	—
Stock transfer	29,857	—	—	—	(29,857)	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	180,091	—		—	225	—	—	225
Stock-based compensation	—	—	—	—	—	—	725	—	—	725
Unrealized gain on available- for-sale, net of tax	—	—	—	—	—	—	—	3	—	3
Foreign currency translation adjustment	—	—	—	—	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	—	—		(19,634)	(19,634)
Balance – December 31, 2020	21,671,491	$99,470	27,184,882	$—	8,372,143	$—	$2,286	$(18)	$(58,197)	$(55,929)

See accompanying notes to the consolidated financial statements

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(19,634)	$(16,757)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	184	171
Stock-based compensation	710	749
Loss on debt extinguishment	180	—
Amortization and accretion of short-term investments	120	—
Other	(90)	17
Changes in operating assets and liabilities:
Accounts receivable, net	363	(3)
Inventories	(971)	(1,728)
Prepaid expenses and other current assets	162	216
Accounts payable	690	305
Accrued expenses	129	(548)
Other long-term liabilities	1,177	8
Net cash used in operating activities	(16,980)	(17,570)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(80)	(148)
Proceeds from long-term security deposit	—	1
Purchases of short-term investments	(33,676)	—
Proceeds from short-term investments	1,500	—
Net cash used in investing activities	(32,256)	(147)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	1,121	—
Proceeds from issuance of long-term debt and warrants, net	—	4,982
Repayment of long-term debt	(5,000)	—
Cash received from early exercises of options	253	—
Proceeds from issuance of common stock	225	30
Proceeds from convertible preferred stock, net of issuance costs	52,623	—
Net cash provided by financing activities	49,222	5,012

Effect of exchange rate changes on cash	(12)	(10)

Net increase (decrease) in cash and cash equivalents	(26)	(12,715)
Cash and cash equivalents, beginning of year	11,338	24,053
Cash and cash equivalents, end of year	$11,312	$11,338

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$44	$—
Cash paid for income taxes	$25	$—

NON-CASH INVESTING ACTIVITIES
Changes in accrued purchases of property and equipment	$(3)	$3

See accompanying notes to the consolidated financial statements

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Cepton provides state-of-the-art, intelligent, lidar-based solutions for a range of markets such as automotive (ADAS/AV), smart cities, smart spaces, and smart industrial applications. Cepton’s patented MMT®-based lidar technology enables reliable, scalable, and cost-effective solutions that deliver long range, high resolution 3D perception for smart applications.

Founded in April 2016 and led by industry veterans with over two decades of collective experience across a wide range of advanced lidar and imaging technologies, Cepton is focused on the mass market commercialization of high performance, high quality lidar solutions. Cepton is headquartered in San Jose, California, USA, with a presence in Germany, Canada, Japan and India, to serve a fast-growing global customer base.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of our wholly owned subsidiaries in Canada, Germany, and the United Kingdom. All intercompany balances and transactions have been eliminated in consolidation.

Concentration of Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains a substantial portion of its cash and cash equivalents and short-term investments in money market funds, commercial paper, corporate debt securities, and asset backed securities. Management believes that the financial institutions that hold its cash, cash equivalents, and short-term investments are financially sound and, accordingly, represent minimal credit risk. Deposits held with banks may exceed the amount of federal insurance limits provided on such deposits.

Customers that accounted for 10% or greater of accounts receivable, net as of December 31, 2020 and 2019 were as follows:
	December 31,
	2020	2019
Customer A	15%	—%
Customer B	39%	56%
Customer C	10%	—%
Customer D	13%	—%

Customers with revenue equal to or greater than 10% of total revenue for the periods indicated were as follows:
	Year Ended December 31,
	2020	2019
Customer A	23%	—%
Customer B	16%	40%
Customer C	11%	—%
Customer D	—%	10%
Customer E	—%	13%

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

Supplier Concentrations

The Company relies on third parties for the supply and manufacture of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

For the fiscal year ended December 31, 2020, two vendors accounted for approximately 27% of total Accounts Payable. For the fiscal year ended December 31, 2019, three vendors accounted for 44% of total Accounts Payable.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, estimating the stand-alone selling prices of performance obligations for revenue recognition, allowances for doubtful accounts, inventory valuation and reserves, warranty reserves, valuation allowance for deferred tax assets, share-based compensation including the fair value of the Company’s common stock, useful lives of property, plant and equipment, income tax uncertainties, and other loss contingencies. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates, and such differences could be material to the Company’s consolidated financial condition and results of operations.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with original maturity of three months or less at the date of purchase to be cash equivalents.

The Company’s short-term investments consist of investments and marketable securities that are classified as available-for-sale securities and are carried at fair value, with net unrealized gains or losses, net of tax, reported as a separate component of accumulated other comprehensive loss within stockholders’ deficit.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of any allowance for doubtful accounts, and do not bear interest. Allowances on accounts receivable are recorded when circumstances indicate collection is doubtful for a particular accounts receivable balance. Receivables are written off if reasonable collection efforts prove unsuccessful. The Company provides for allowances on a specific account basis. As of December 31, 2020, and 2019, the allowance for doubtful accounts was de minimis.

Inventories

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the first-in, first-out basis. The Company records write-downs of inventories which are obsolete based on product life cycle stage, product development plans, and assumptions about future demand and market conditions.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company depreciates property and equipment using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining lease term. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations in the period realized. Improvements are capitalized and amortized over the remaining term of the estimated useful life of the asset. Maintenance and repairs are charged to operations as incurred.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries in Canada and Germany is the respective local currency whereas the functional currency of the foreign subsidiary in the United Kingdom is the U.S. dollar. For the Canadian and German entities, assets and liabilities are translated into U.S. dollars at the local current exchange rates in effect at the balance sheet date, and income and expense accounts are translated at the average exchange rates during the period. The resulting translation adjustments are included in accumulated other comprehensive income. Foreign currency translation adjustments were insignificant for the years ended December 31, 2020 and 2019.

Convertible Preferred Stock

The Company records all shares of convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs, if applicable. The convertible preferred stock is recorded outside of permanent stockholders’ deficit because while it is not mandatorily redeemable, it is contingently redeemable into cash upon the occurrence of an event not solely within the Company’s control. When it is probable that a convertible preferred share will become redeemable, adjustments are recorded to adjust the carrying values. No adjustments have been recorded in 2020 or 2019. Refer to Footnote 8 for more information on the rights, preferences, privileges, and restrictions associated with the convertible preferred stock.

Revenue Recognition

The Company recognizes revenue from contracts with its customers. A contract with a customer exists when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable that the Company will collect substantially all of the consideration it is entitled to. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

The Company’s revenue is primarily derived from product sales of LiDAR sensors to direct customers. Revenue is recognized at a point in time when control of the products is transferred to the customer, generally occurring upon shipment in accordance with the terms of the related contract. Amounts billed to customers for shipping and handling are included in the transaction price and are not treated as separate performance obligations as these costs fulfill a promise to transfer the product to the customer. Shipping and handling costs paid by the Company are included in cost of revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting.

When a contract involves multiple promises, the Company accounts for individual performance obligations if the customer can benefit from each promise on its own or with other resources that are readily available to the customer and each promise is separately identifiable from other promises in the arrangement. In these situations, the arrangement consideration is allocated between the separate performance obligations in proportion to their estimated standalone selling price. The standalone selling price reflects the price the Company would charge for a specific product if it were sold separately in similar circumstances and to similar customers. If the selling price is not directly observable, the Company may estimate the stand-alone selling price through maximizing the use of observable inputs such as historical discounting, project cost estimates, and targeted margins.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

Other Policies, Judgments and Practical Expedients

Costs to obtain a contract

The Company generally expenses the incremental costs of obtaining a contract when incurred because the amortization period for these costs would be less than one year. These costs primarily relate to sales commissions and are recognized upon receiving customer payment, at the time of the customer order, or at the time of product shipment. Commission expense was $31,000 and $26,000 in 2020 and 2019, respectively and was recorded in selling, general and administrative expense in the Company’s consolidated statements of operations.

Contract balances

The timing of revenue recognition, billings, and cash collections generally results in accounts receivable recognized on the balance sheet. However, the Company may recognize contract liabilities when consideration is received from a customer prior to transferring goods or services to the customer. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Customer deposits

The Company may recognize customer deposit liabilities when consideration is received from a customer prior to entering into a contract. Customer deposit liabilities are recognized as revenue when a contract with enforceable rights and obligations exists and all revenue recognition criteria have been met.

Right of return

The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit. Therefore, the Company does not estimate returns and generally recognizes revenue at contract price upon shipment.

Significant financing components

The Company may receive payment from a customer either before or after the performance obligation has been satisfied. The expected timing difference between the payment and satisfaction of performance obligations for the vast majority of the Company’s contracts is one year or less; therefore, the Company applies a practical expedient and does not consider the effects of the time value of money. The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers.

Cost of Revenue

Cost of revenue includes the manufacturing cost of LiDAR sensors, which primarily consists of personnel-related costs directly associated with our manufacturing organization, and amounts paid to our third-party contract manufacturers and vendors. Our cost of revenue also includes depreciation and amortization, cost of component inventory, product testing costs, costs of providing services, an allocated portion of overhead, facility and IT costs, warranty costs, excess and obsolete inventory and shipping costs.

Product Warranties

The Company typically provides a one-year warranty on its products. Estimated future warranty costs are accrued and charged to cost of goods sold in the period that the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and costs of repairing and replacing defective products. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

Changes in our accrued warranty liability, which is included as a component of accrued expenses and other current liabilities, for the year ended December 31, 2020 and 2019 was as follows (in thousands):
	Year Ended December 31,
	2020	2019
Balance as of the beginning of year	$31	$20
Warranty provision	90	185
Consumption	(81)	(174)
Balance as of the end of the year	$40	$31

Research and Development

Research and development expenses consist primarily of personnel-related costs directly associated with our research and development organization, with the remainder being prototype expenses, third-party engineering and contractor costs, an allocated portion of facility and IT costs and depreciation. Our research and development efforts are focused on enhancing and developing additional functionality for our existing products and on new product development, including new releases and upgrades to our LiDAR sensors and embedded software. Research and development costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred and were $197,000 and $610,000 for the years ended December 31, 2020 and 2019.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. Deferred income tax assets and liabilities are recorded net and classified as non-current on the consolidated balance sheet. A valuation allowance is provided against the Company’s deferred income tax assets when their realization is not reasonably assured. The Company accrues for uncertain tax positions identified, which are not deemed more likely than not to be sustained if challenged, and recognizes interest and penalties accrued on an unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation Expense

The Company grants stock options to employees and non-employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for these options under FASB ASC Topic 718, Stock Compensation (Topic 718). Under Topic 718, all stock option grants are accounted for using the fair value method and compensation is recognized as the underlying options vest. The Company uses the Black-Scholes option pricing model to determine the fair value of its stock option awards. The determination of the fair value for stock options in connection with determining stock compensation requires judgment, including estimating the fair market value of common stock, stock-price volatility, expected term, expected dividends, and risk-free interest rates. Given the absence of a public trading market, the Company considered numerous objective and subjective factors to determine the fair market value of common stock. These factors included but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights and preferences of preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions. For more information on inputs to the fair value of stock options, refer to Footnote 10.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require the testing of a long-lived asset or asset group for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment loss was recognized in the years ended December 31, 2020 and 2019.

Fair Value Measurements

The Company determines the fair value of an asset or liability based on the assumptions that market participants would use in pricing the asset or liability in an orderly transaction between market participants at the measurement date. The identification of market participant assumptions provides a basis for determining what inputs are to be used for pricing each asset or liability.

A fair value hierarchy has been established which gives precedence to fair value measurements calculated using observable inputs over those using unobservable inputs. This hierarchy prioritized the inputs into three broad levels as follows:

Level 1: Quoted prices in active markets for identical instruments

Level 2: Other significant observable inputs (including quoted prices in active markets for similar instruments)

Level 3: Significant unobservable inputs (including assumptions in determining the fair value of certain investments)

Money market funds are highly liquid investments and are actively traded. The pricing information for the Company’s money market funds are readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy. The Company’s short-term investments consisting of commercial paper, corporate debt securities, and asset-backed securities are classified as Level 2 within the fair value hierarchy given their fair values are based on other significant observable inputs. As of December 31, 2020, the Company held $7,190,000 in money market funds and $32,058,000 in short-term investments, with an insignificant unrealized gain. The Company had no cash invested in money market funds and no short-term investments as of December 31, 2019.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred. No liabilities for loss contingencies were accrued as of December 31, 2020 and 2019.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which replaces most existing revenue recognition guidance in U.S. GAAP and issued converged guidance on recognizing revenue in contracts with customers. For private companies, Topic 606 is effective for fiscal years beginning after December 15, 2018. In June 2020, the FASB issued ASU No. 2020-05, which provides an optional one-year deferral of the effective date of Topic 606 for all

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

companies that have not yet issued their financial statements reflecting the adoption of Topic 606. Early adoption is permitted. The Company has adopted this standard beginning on January 1, 2019 using the full retrospective method. The adoption did not have a material effect on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses the classification of certain specific cash flow issues including debt prepayment or extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of certain insurance claims and distributions received from equity method investees. This ASU is effective for fiscal years beginning after December 15, 2018. The Company adopted this standard beginning January 1, 2019, and the adoption did not have a material impact on its consolidated statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) — Restricted Cash, which requires that entities show the changes in total of cash, cash equivalents, restricted cash, and restricted cash equivalents in their statements of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statements of cash flows. The standard is effective for fiscal years beginning after December 15, 2018. The Company adopted the standard beginning January 1, 2019 and the adoption had no effect on its statements of cash flows.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I of the standard applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II of the standard replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. The new standard became effective for the Company on January 1, 2020 under the extended transition period. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements or footnote disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Further clarification of this guidance was subsequently provided by FASB through the issuance of ASU 2019-08, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements — Share-Based Consideration Payable to a Customer in November 2019. ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company adopted the guidance of ASU 2018-07 and subsequent related pronouncements as of January 1, 2019, by measuring the nonemployee share-based payments awards at the grant-date fair value of the equity instruments, in accordance with the guidance. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, to improve the effectiveness of fair value measurement disclosures. Among other provisions, the update removes requirements to disclose amounts of and reasons for transfers between Level 1 and Level 2 in the fair value hierarchy, and it modifies the disclosures regarding transfers in and out of Level 3 of the fair value hierarchy. The update requires a discussion regarding the change in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (cont.)

update is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2019. The Company adopted this standard beginning January 1, 2020, and the adoption did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), (“ASC 842”), which clarifies the definition of a lease and requires lessees to recognize right-of-use assets and lease liabilities for all leases, including those classified as operating leases under previous lease accounting guidance. The guidance is effective for private business entities for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU 2019-10, which extended the effective date to fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU 2020-05, which provides an additional optional one-year deferral for all companies that have not yet issued their financial statements reflecting the adoption of ASC 842. As the Company expects to be an emerging growth company, ASU 2016-02 will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company expects to adopt the new standard in the first quarter of 2022 using the modified retrospective method, under which the Company will apply ASC 842 to existing and new leases as of January 1, 2022, but prior periods will not be restated and will continue to be reported under ASC 840 guidance in effect during those periods. The Company is currently evaluating the impact the adoption of these ASUs will have on its financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize credit losses and impairment of financial assets recorded at amortized cost. Currently, the credit loss and impairment model for loans and leases is based on incurred losses, and investments are recognized as impaired when there is no longer an assumption that future cash flows will be collected in full under the originally contracted terms. Under the new current expected credit loss (“CECL”) model, the standard requires immediate recognition of estimated credit losses expected to occur over the remaining life of the asset. As the Company expects to be an emerging growth company, the standard will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company expects there to be no material impact on its consolidated financial statements and related disclosures from the adoption of this update.

In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. As the Company expects to be an emerging growth company, ASU 2020-06 will be effective for interim and annual periods in fiscal years beginning after December 15, 2023, with earlier adoption permitted for fiscal years beginning after December 15, 2020. The Company expects there to be no material impact on its consolidated financial statements and related disclosures from the adoption of this update.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 2. Revenue

The Company disaggregates its revenue from contracts with customers by country of domicile based on the shipping location of the customer. Total revenue disaggregated by country of domicile is as follows (dollars in thousands):
	Year Ended December 31,
	2020		2019
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by country of domicile:
United States	$712	35%	$1,522	37%
Japan	547	27%	1,898	46%
Other	747	38%	712	17%
Total	$2,006	100%	$4,132	100%

As of December 31, 2020, the Company had $44,000 of contract liabilities included in accrued expenses and other current liabilities and no contract assets. As of December 31, 2019, the Company had no contract assets or contract liabilities.

Note 3. Fair Value Measurement

The following table summarize our assets measured at fair value on a recurring basis, by level, within the fair value hierarchy (in thousands):
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$7,192	$—	$—	$7,192
Total cash equivalents	7,192	—	—	7,192
Short-term investments:
Commercial Paper	—	14,587	—	14,587
Corporate debt securities	—	13,810	—	13,810
Asset-backed Securities	—	3,661	—	3,661
Total short-term investments	—	32,058	—	32,058
Total assets measured at fair value	$7,192	$32,058	$—	$39,250

Cash equivalents consist primarily of money market fund with original maturities of three months or less at the time of purchase, and the carrying amount is a reasonable estimate of fair value. Short-term investments consist of investment securities with original maturities greater than three months but less than twelve months and are included as current assets in the consolidated balance sheets. For corporate debt securities, the fair value as of December 31, 2020 approximates amortized cost basis. There were no assets or liabilities requiring fair value measurement as of December 31, 2019.

Note 4. Inventories

Inventories consist of the following as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Raw materials	$1,015	$673
Work-in-process	867	429
Finished goods	1,512	1,306
Total inventories	$3,394	$2,408

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 4. Inventories (cont.)

Inventories are carried and depicted above at the lower of cost or net realizable value. For the years ended December 31, 2020 and 2019, the Company had write-downs associated with obsolete inventory of $452,000 and $41,000, respectively. For the year ended December 31, 2020, the Company had a write-down associated with changes in price levels of $627,000. The Company had no write-downs associated with changes in price levels in 2019.

Note 5. Property and Equipment, Net

Property and equipment, at cost, consists of the following as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Machinery and equipment	$649	$573
Automobiles	50	50
Leasehold improvements	146	146
Computer and equipment	36	33
Furniture and fixtures	68	68
Total property, and equipment	949	870
Less: accumulated depreciation and amortization	(492)	(309)
Total property, and equipment, net	$457	$561

The aggregate depreciation and amortization related to property, and equipment was $184,000 and $171,000 for the years ended December 31, 2020 and 2019.

Note 6. Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Accrued expenses and taxes	$1,292	$1,192
Accrued unvested option liability	151	—
Deferred revenue	44	—
Deferred rent	38	62
Warranty reserve	40	31
Total accrued expenses	$1,565	$1,285

Note 7. Debt

In August 2019, the Company entered into a loan and security agreement (“Loan Agreement”) with Silicon Valley Bank (“SVB”) that allowed for borrowings of up to $5,000,000 under a term loan through July 31, 2020. On December 5, 2019, the Company borrowed the full amount of $5,000,000 with a stated interest rate of 5.0% and a maturity date of July 1, 2023. In February 2020, the Company repaid the term loan in full and recognized a loss on extinguishment of $180,000.

In connection with the Loan Agreement, the Company issued detachable warrants to purchase an aggregate of 60,000 shares of common stock (see Note 11).

On April 24, 2020, the Company entered into a promissory note (the “Promissory Note”) with JPMorgan Chase Bank, N.A. that provides for a loan in the amount of $1,120,000 pursuant to the Small Business Administration’s Paycheck Protection Program (“PPP Loan”) created as part of the recently enacted Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The PPP Loan matures on April 24, 2022 and bears interest at a rate of 0.98% per annum. Monthly amortized principal and interest payments are deferred for six months after the date of disbursement. The Promissory Note contains events of default and other provisions customary for a loan of this type. Certain amounts

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 7. Debt (cont.)

of the loan may be forgiven if they are used towards qualifying expenses as described in the CARES Act. In the event that forgiveness is applied for, an adjustment will be necessary for tax purposes to disallow for any expenses the loan was used towards in the period in which forgiveness occurs. The Company plans to apply for forgiveness of the loan in 2021.

Note 8. Convertible Preferred Stock

The authorized, issued, and outstanding shares of Convertible Preferred Stock, and liquidation preferences as of December 31, 2020 and 2019 were as follows:
			December 31, 2020
	Issuance Date	Shares Authorized	Shares Issued and Outstanding	Original Issue Price per Share	Aggregate Liquidation Preference
Series A	July 6, 2016	8,000,000	8,000,000	$1.0000	$8,000,000
Series B	July 13, 2018	4,069,600	4,069,600	6.2500	25,435,000
Series B-1	July 13, 2018	3,272,475	3,272,475	3.1250	10,226,484
Series C	February 4, 2020	7,463,934	6,329,416	8.3736	52,999,998
		22,806,009	21,671,491		$96,661,482
			December 31, 2019
	Issuance Date	Shares Authorized	Shares Issued and Outstanding	Original Issue Price per Share	Aggregate Liquidation Preference
Series A	July 6, 2016	8,000,000	8,000,000	$1.0000	$8,000,000
Series B	July 13, 2018	5,600,000	4,069,600	6.2500	25,435,000
Series B-1	July 13, 2018	3,272,475	3,272,475	3.1250	10,226,484
		16,872,475	15,342,075		$43,661,484

The rights, preferences, privileges, and restrictions for the holders of preferred stock are as follows:

Dividends — The holders of preferred stock are entitled to receive non-cumulative dividends, prior and in preference to any declaration or payment of any dividends to the holders of common stock, in an amount equal to a dividend of 8% of the applicable original issue price per annum on each share of preferred stock, as adjusted for stock dividends, splits, combinations, recapitalizations or the like, when and if declared by the Board of Directors. After payment of such dividends, any additional dividends will be distributed to holders of preferred stock, participating on an as-if converted basis, Class F stock, and common stock. No dividends on preferred stock or common stock have been declared by the Board of Directors since inception.

Liquidation — In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of preferred stock are entitled to receive an amount equal to the greater of the original issue price per share as adjusted for stock splits, dividends, combinations, recapitalizations or the like, plus any dividends declared but unpaid on such shares, and such amount per share as would have been payable had such shares of preferred stock been converted into common stock immediately prior to such event, prior and in preference to any distributions to the holders of Class F and common stock. If the proceeds of such an event are insufficient to permit the full liquidation payment, the entire proceeds legally available for distribution will be distributed ratably among the holders of preferred stock in proportion to the full amounts that each such holder is otherwise entitled to receive.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 8. Convertible Preferred Stock (cont.)

Thereafter, the remaining assets and surplus will be distributed ratably to the holders of Class F and common stock in proportion to the number of shares of common stock held, on an as-if converted basis.

Redemption — Preferred stock is not redeemable at the option of the holder. Upon the occurrence of a liquidation transaction, preferred stock will be redeemed by the Company for the applicable original issue price. Moreover, if the holders of preferred stock would receive a greater amount of consideration had the preferred stock been converted immediately prior to such transaction, the preferred stock will be deemed to be converted for purposes of the redemption. Each preferred stock share is conditionally puttable by the holders upon “deemed liquidation events,” which include a merger, consolidation, change of control, or a sale of substantially all of the Company’s assets. The Company determined that triggering events that could result in a deemed liquidation are not solely within the control of the Company. Therefore, the preferred stock is classified outside of permanent (i.e., temporary equity). The preferred stock is not being accreted to its liquidation preference, as it is not probable that the preferred stock will become redeemable as of December 31, 2020. The Company continues to monitor circumstances that may cause the preferred stock to become probable of becoming redeemable.

Conversion — Each share of preferred stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. Each share of preferred stock automatically converts into the number of shares of common stock determined in accordance with the conversion ratio upon the earlier of (i): the date, or the occurrence of an event, as specified by affirmative election by the majority of the holders of preferred stock, or (ii): upon the closing of an initial public offering, which results in aggregate proceeds of at least $100,000,000. As of December 31, 2020 and 2019, the conversion ratio for all outstanding series of preferred stock to common stock was one-to-one.

Voting — Each share of preferred stock has the same voting rights as the equivalent number of common stock on an as-converted basis. The holders of (i) Series A Preferred Stock, (ii) Series B and Series B-1 Preferred Stock, voting as a single class, and (iii) Series C Preferred Stock are each entitled to elect one member of the Board of Directors.

Protective Provisions — The holders of preferred stock also have certain protective provisions. So long as there are at least 20% of the originally issued shares of preferred stock issued and outstanding, the Company cannot without the approval of the majority of the preferred stock then outstanding, voting as a single class on an as-converted basis, take certain actions. Such actions include: (i) consummating a liquidation, dissolution or winding up of the Company; (ii) adversely altering, waiving or affecting the rights, preferences, privileges, or powers of, or restrictions of preferred stock; (iii) increasing or decreasing the authorized number of shares of any common stock or preferred stock; or (iv) redeeming or paying dividends except for permitted purposes.

Note 9. Stockholders’ Deficit

Common Stock

Holders of common stock are entitled to one vote per share, and to receive dividends when, as and if declared by the Board of Directors, and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

On July 5, 2016, the Board of Directors approved the number of shares of common stock authorized to be issued as 50,000,000 shares with par value $0.00001 per share, the number of shares of Class F stock authorized to be issued as 8,500,000 shares with par value $0.00001 per share, and the number of shares of Series A Preferred Stock to be issued as 8,000,000 shares with par value $0.00001 per share.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 9. Stockholders’ Deficit (cont.)

On July 11, 2018, the Board of Directors approved to adjust the number of shares of common stock authorized to be issued to 60,000,000 shares with par value of $0.00001 per share, and authorized to issue 5,600,000 shares of Series B Preferred Stock with par value of $0.00001 per share and 3,272,475 shares of Series B-1 Preferred Stock with par value of $0.00001. In addition, the Board of Directors approved an adjustment to the number of shares of Class F stock authorized to be issued to 8,450,000 shares with par value of $0.00001 per share.

On January 31, 2020, under the Amended and Restated Certificate of Incorporation, the Board of Directors approved to adjust the number of shares of common stock authorized to be issued to 75,000,000 shares with par value of $0.00001 per share, the number of shares of Class F stock authorized to be issued to 8,402,000 with par value of $0.00001 per share, and the total number of shares of Preferred Stock authorized to be issued to 22,806,009 with par value of $0.00001 per share. The approved number of shares of Preferred Stock authorized to be issued consist of 8,000,000 shares of Series A Preferred Stock, 4,069,000 shares of Series B Preferred Stock, 3,272,475 of Series B-1 Preferred Stock, and 7,463,934 of Series C Preferred Stock.

As of December 31, 2020 and 2019, there were 27,184,882 and 27,004,791 shares of the Company’s common stock issued and outstanding.

Class F Stock

Holders of Class F stock have the option to convert their shares into common stock at any time, and without payment of additional consideration. Additionally, Class F stock will automatically convert into shares of common stock upon either the date and time, or occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Class F stock, at the then effective conversion rate. Finally, Class F stock will automatically convert into shares of preferred stock in the event an investor in a preferred stock financing purchases Class F stock shares from a holder of Class F stock. The conversion ratio for Class F stock to common or preferred stock was one-to-one as of December 31, 2020 and 2019.

Each share of Class F stock has the same voting rights as the equivalent number of common stock on an as-converted basis. Class F stockholders are entitled to elect two members of the Board of Directors. The holders of common stock are not entitled to elect any members of the Board of Directors so long as there is any Class F stock outstanding.

Holders of Class F stock are entitled to receive dividends when and if declared by the Board of Directors, and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders after distributions to holders of preferred stock.

The Class F stock is subject to vesting terms wherein each holder acquires a vested interest in the stock over a service period of four years. As of December 31, 2020, there were no unvested shares. As of December 31, 2019, there were 254,794 unvested shares.

On July 8, 2020, the Company facilitated the sale of 29,857 shares of previously issued Class F stock by a shareholder to an investor for $8.3736 per share or an aggregate purchase price of $250,011 paid to the shareholder. The investor who purchased the Class F stock had previously invested in the Company’s Series C preferred stock financing on February 4, 2020 and as a result, their purchased Class F stock automatically converted into shares of Series C preferred stock. The Company determined the Class F stock was sold at fair value.

As of December 31, 2020 and 2019, there were 8,372,143 and 8,402,000 shares of Class F stock issued and outstanding.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 10. Stock-Based Compensation

Equity Incentive Plans

On July 5, 2016, the Company adopted the 2016 Stock Plan (the Plan) under which 4,800,000 shares of the Company’s common stock were reserved for issuance to employees, nonemployee directors, consultants, and advisors. As of December 31, 2020 and 2019, there were 9,187,533 and 6,300,000 shares of common stock reserved for issuance, respectively. As of December 31, 2020 and 2019, there were 3,406,368 and 1,020,294 option shares available for future issuance, respectively.

Under the Plan, the Board of Directors may grant incentive stock options (ISO), nonqualified stock options (NQSO), and stock appreciation rights (SAR). The Board of Directors may, in its discretion, designate any option or SAR as an “early exercise option” or “early exercise SAR”. If a shareholder elects to exercise all or a portion of any early exercise option or SAR before it is vested, the shares of common stock attributable to the unvested portion of the Option or SAR are considered restricted shares and recognized as a liability.

Awards granted under the Plan may be outstanding for periods of up to 10 years following the grant date. Awards issued under the Plan must be priced at no less than 100% of the fair value of the shares on the date of the grant provided, however, that (i) the exercise price of an ISO will not be less than 100% of the fair value of the shares on the date of grant, and (ii) the exercise price of an ISO and NSO granted or the purchase price under the stock issuance program to a 10% stockholder will not be less than 110% of the fair value of the shares on the date of grant. Fair value is determined by the Board of Directors.

Outstanding awards generally vest over four years. Certain nonemployee awards vest over two years. Award shares are subject to a right of first refusal with respect to any proposed transactions up through the time the Company’s common stock is registered under Section 12 of the 1934 Exchange Act.

Restricted Common Stock Awards

Unvested early exercise options or SARs are considered restricted shares and are subject to repurchase by the Company in the event the shareholders’ employment is terminated. The Company may, at its option, repurchase said shares at the lesser of (i) the price paid by the shareholder to exercise the award or (ii) the fair market value of the Company’s common stock determined on the date of the repurchase. During the vesting term, holders of restricted stock awards are deemed to be a common stock shareholder and have dividend and voting rights.

On August 20, 2020, the Company granted 150,000 early exercise option awards under the 2016 Plan to one independent contractor. The options vest over 24 equal monthly installments beginning on August 10, 2020. On December 29, 2020, the option holder elected to early exercise all granted awards, purchasing the related shares for $2.02 per share or aggregate consideration of $303,000. At the time of exercise, 25,000 shares were fully vested with the remainder being unvested. On the date of purchase, the Company recognized the vested portion purchased as common stock issued with additional paid in capital. The Company recognized a liability associated with the unvested restricted shares, recording a liability included in accrued expenses and other long-term liabilities of $151,500 and $101,000, respectively. As shares of restricted stock vest, the Company will reclassify the liability to common stock and additional paid in capital. The Company did not grant any early exercise options in 2019.

As of December 31, 2020, the Company had not repurchased any of the unvested restricted shares. The fair value of the Company’s common stock on the date the early exercise options were granted was $2.02 per share. The fair value of the Company’s common stock on the date the restricted shares were issued was $3.07 per share. The total intrinsic value of outstanding unvested restricted stock awards was $131,000 as of December 31, 2020.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 10. Stock-Based Compensation (cont.)

Incentive Stock Options and Nonqualified Stock Options

A summary of the Company’s employee and nonemployee stock option activity for the years ended December 31, 2020 and 2019 is presented below:
		Options Outstanding
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding as of December 31, 2018	4,231,042	$0.82	8.6	$5,844
Granted	1,442,000	1.97
Exercised	(135,833)	0.23
Expired/Forfeited	(512,294)	1.06
Options outstanding as of December 31, 2019	5,024,915	$1.14	8.2	$6,732
Granted	1,705,000	2.39
Exercised	(305,091)	1.57
Expired/Forfeited	(1,203,541)	1.53
Options outstanding as of December 31, 2020	5,221,283	$1.43	7.6	$8,550
Exercisable, December 31, 2020	2,768,000	0.75	6.5	$6,419
Vested and expected to vest as of December 31, 2020	5,221,283	$1.43	7.6	$8,550

During the years ended December 31, 2020 and 2019, the estimated weighted-average grant-date fair value of options granted was $1.24 and $1.02 per share, respectively. As of December 31, 2020, there was $3,000,000 of unrecognized stock-based compensation related to unvested stock options expected to be recognized over a weighted-average period of 2.89 years. The total intrinsic value of options exercised during the years ended December 31, 2020 and 2019 was $458,000 and $386,000. The Company recognizes forfeitures as they occur.

Stock-Based Compensation

The fair value of employee stock option grants is estimated by the Company on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
	Year Ended December 31,
	2020	2019
Expected life (years)	6 – 6.25	6.25
Risk-free interest rate	0.36 – 1.21%	1.63 – 2.34%
Expected volatility	50 – 70%	50 – 57%
Dividend yield	—%	—%

Expected volatility is estimated based on historical volatilities of comparable public companies operating in the Company’s industry. The expected life of the options represents the period the options are expected to be outstanding and is estimated using the simplified method. The Company believes it is appropriate to use the simplified method in determining the expected life of options because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company uses the same inputs to estimate the fair value of awards granted to nonemployees.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 10. Stock-Based Compensation (cont.)

For the years ended December 31, 2020 and 2019, the Company recorded stock-based compensation expense related to options granted to employees and nonemployees as follows (in thousands):
	Year Ended December 31,
	2020	2019
Cost of revenue	$27	$22
Research and development expense	564	440
Selling, general and administrative expense	119	287
Total stock-based compensation expense	$710	$749

For the year ended December 31, 2020, the Company capitalized $42,000 of stock-based compensation expense into inventory. The Company did not capitalize stock-based compensation expense into inventory during 2019.

Note 11. Warrants

Common Stock Warrants Issued with Borrowings

In 2019, in connection with the Loan Agreement, the Company issued a warrant to purchase 30,000 shares of common stock with an exercise price of $1.66 per share. The warrant was immediately exercisable and expires in August 2029. The warrant remains outstanding as of December 31, 2020.

In connection with the Loan Agreement, the Company also agreed to issue a warrant to purchase an additional 30,000 shares of common stock with an exercise price of $1.66 per share if the Company drew on the $5,000,000 term loan. The Company recorded the additional warrants on December 5, 2019, when the Company borrowed the full amount of the term loan. The warrant was immediately exercisable and expires in August 2029. The warrant remains outstanding as of December 31, 2020.

The Company’s common stock warrants were recorded to additional paid-in capital at fair value as of the date of issuance using the Black-Scholes valuation model. The fair values of the warrants issued in August 2019 and December 2019 were estimated at $39,000 and $49,000, respectively. The initial amount allocated to the warrants is accounted for as a discount to the related debt and amortized to interest expense over the loan term using the effective interest method.

Note 12. Income Taxes

Income (loss) before income taxes consisted of the following (in thousands):
	Year Ended December 31,
	2020	2019
Domestic	$(19,694)	$(16,852)
Foreign	86	102
Income (loss) before income taxes	$(19,608)	$(16,750)

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 12. Income Taxes (cont.)

Provision for (benefit from) income taxes consisted of the following (in thousands):
	Year Ended December 31,
	2020	2019
Current:
Federal	$—	$—
State	1	1
Foreign	16	16
Total Current	17	17

Deferred:
Federal	—	—
State	—	—
Foreign	9	(10)
Total Deferred	9	(10)
Provision for (benefit from) income taxes	$26	$7

The provision for (benefit from) income taxes differ from the amounts computed by applying the U.S. federal income tax rate to income (loss) before income taxes for the following reasons:
	Year Ended December 31,
	2020	2019
U.S. federal provision (benefit) at statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	(0.01)	(0.01)
Foreign income taxes at rates other than the U.S. rate	(0.03)	0.09
Other permanent items	(0.09)	(0.25)
Stock-based compensation	(0.32)	(0.45)
Research and development credits	1.93	0.65
Unrecognized tax benefits	(0.77)	(0.80)
Global intangible low-taxed income	(0.03)	(0.09)
Change in valuation allowance	(21.97)	(18.59)
Payroll tax credit adjustments	0.16	0.19
Disallowed favorable transfer pricing adjustment	—	(1.78)
Effective tax rate	(0.13)%	(0.04)%

The difference between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 21 percent was due primarily to research and development credits and changes in valuation allowance. The Company’s valuation allowance balance increased by $5,800,000 and $3,700,000 for the year ended December 31, 2020 and 2019, respectively.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 12. Income Taxes (cont.)

The Company’s deferred income tax assets and liabilities as of December 31, 2020 and 2019 were as follows (in thousands):
	December 31,
	2020	2019
Deferred tax assets:
Accruals and reserves	$30	$21
Stock-based compensation	55	22
Net operating loss carryforward	13,945	8,700
Research and development credits	1,833	1,334
Valuation allowance	(15,818)	(10,047)
Total deferred tax assets	45	30
Deferred tax liabilities:
Depreciation and amortization	(45)	(20)
Total deferred tax liabilities	(45)	(20)
Net deferred tax assets (liabilities)	$—	$10

Annually, the Company determines whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities in considering whether any tax benefit can be recorded in the consolidated financial statements. The Company recorded full valuation allowance against its US net deferred tax assets as it believes these deferred tax assets were not realizable on a more likely than not basis as of December 31, 2020 and 2019.

As of December 31, 2020 and 2019, the Company had total net operating loss carryforwards for federal income tax purposes of approximately $51,300,000 and $31,900,000. If not utilized, these net federal operating loss carryforwards will begin to expire in 2037. For tax years beginning January 1, 2018 onward, any federal net operating losses generated will be allowable for carry forward indefinitely, as opposed to the original expiration of 20 years. As of December 31, 2020 and 2019, the Company had $49,200,000 and $29,800,000 of federal net operating losses that can be carried forward indefinitely. The Company also had a state net operating loss carryforward of approximately $44,100,000 and $28,400,000 as of December 31, 2020 and 2019, which will expire beginning in the year 2037.

As of December 31, 2020 and 2019, the Company had federal research and development credit carryforward of approximately $700,000 and $300,000, which begins to expire in 2038, and California research and development credit carryforward of approximately $3,000,000 and $2,400,000, which does not expire.

Utilization of the research and development credit carryforward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the research and development credits before utilization. The amount of such elimination, if any, has not been determined.

As of December 31, 2020 and 2019, the total amount of unrecognized tax benefits was $1,500,000 and $1,100,000, none of which would affect income tax expense, if recognized, after consideration of any valuation allowance. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months. The following table summarizes the aggregate changes in the total gross amount of unrecognized tax benefits (in thousands):
	Year Ended December 31,
	2020	2019
Unrecognized tax benefits as of the beginning of the year	$1,090	$—
Increases related to prior year tax provisions	—	910
Increase related to current year tax provisions	381	180
Unrecognized tax benefits as of the end of the year	$1,471	$1,090

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 12. Income Taxes (cont.)

The Company is subject to income taxes in the U.S. federal, state, and various foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All of the Company’s tax years will remain open for examination by the federal and state tax authorities for three and four years, respectively, from the date of utilization of the net operating loss or research and development credits. The Company does not have any tax audits or other issues pending.

As a qualified small business, the Company applies a portion of its post-2015 federal research and development credit against payroll tax liabilities, instead of income tax liabilities. As of December 31, 2020 and 2019, the related payroll tax receivable balance is $1,000,000 and $700,000, respectively.

Note 13. Commitments and Contingencies

Operating Lease Commitments

The Company leases office and manufacturing facilities under noncancelable operating leases expiring at various dates through August 2022. In December 2017, the Company began leasing approximately 25,000 square feet of office space in San Jose, California as its corporate headquarters.

Rent expense is recognized on a straight-line basis over the term of the leases and accordingly, the Company records any differences between cash rent payments and the recognition of rent expense as a deferred rent liability.

As of December 31, 2020, future minimum lease payments under all noncancelable operating leases with an initial lease term in excess of one year were as follows (in thousands):
December 31, 2020
2021	$552
2022	18
Total	$570

Rent expense under these leases was approximately $654,000 and $656,000 for the years ended December 31, 2020 and 2019, respectively.

Legal Proceedings

From time to time, the Company may be involved in various legal claims and litigation that arise in the normal course of its operations. The Company is defending all current litigation matters. Although there can be no assurances and the outcome of these matters is currently not determinable, the Company currently believes that none of these claims or proceedings are likely to have a material adverse effect on the Company’s financial position.

The Company records accruals for our outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. The Company evaluated developments in legal proceedings, investigations or claims that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. The Company has not recorded any accrual for loss contingencies associated with such legal claims or litigation discussed above.

Note 14. Related Party Transactions

On February 4, 2020, a customer participated in the Company’s Series C convertible preferred stock financing. Revenue from this customer and investor was $320,000 for the year ended December 31, 2020. As of December 31, 2020, accounts receivable from this customer and investor was $1,300.

CEPTON TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 15. Net Loss Per Share

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The Company considers its convertible preferred stock to be participating as holders of such securities have non-forfeitable dividend rights in the event of the declaration of a dividend for shares of common stock. When the Company is in a net loss position, the net loss attributable to common stockholders was not allocated to the convertible preferred stock under the two-class method as these securities do not have a contractual obligation to share in losses. Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of the Company’s common stock outstanding. During the periods when there is a net loss attributable to common stockholders, potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

The following common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:
	Year Ended December 31,
	2020	2019
Stock options to purchase common stock	5,221,283	5,024,915
Unvested restricted stock	125,000	—
Preferred shares on an as-converted basis	21,671,491	15,342,075
Class F shares an as-converted basis	8,372,143	8,402,000
Shares issuable upon exercise of warrants	60,000	60,000
Total	35,449,917	28,828,990

Note 16. Segments

The Company conducts its business in one operating segment that develops and produces LiDAR sensors for use in industrial, 3D mapping, and auto applications. The Company’s Chief Executive Officer is the chief operating decision maker (CODM). The CODM allocates resources and makes operating decisions based on financial information presented on a consolidated basis, accompanied by disaggregated information about sales and gross margin by product group. The profitability of the Company’s product group is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company. Long-lived assets of the Company located in its country of domicile, the United States, are approximately 99%.

Note 17. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through May 31, 2021, the issuance date of the consolidated financial statements.

New Lease Agreement

On April 15, 2021, the Company entered into a new lease agreement for 92,842 square feet of office space in San Jose, California. The lease is estimated to begin on June 1, 2021 and is set to expire on January 31, 2023. Monthly rent will be $139,300 for the first 12 months, with the first four months abated, and $143,400 for the remainder of the lease term. Total lease payments over the term of the lease will be $2,261,600.

Annex A

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

GROWTH CAPITAL ACQUISITION CORP.,

GCAC MERGER SUB INC.

AND

CEPTON TECHNOLOGIES, INC.

DATED AS OF AUGUST 4, 2021

Annex A-i

Annex A-ii

INDEX OF ANNEX AND EXHIBITS

Annex I	Earnout Merger Consideration
Exhibit A	Form of Stockholder Support Agreement
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Subscription Agreement
Exhibit E	Unpaid Expenses and Lock-Up Agreement
Exhibit F	Form of GCAC Stockholder Support Agreement
Exhibit G	Form of GCAC 2021 Equity Incentive Plan
Exhibit H	Form of GCAC Employee Stock Purchase Plan
Exhibit I	Form of GCAC Second A&R Charter
Exhibit J	Form of GCAC A&R Bylaws

Annex A-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT, dated as of August 4, 2021 (this “Agreement”), is made by and among Growth Capital Acquisition Corp., a Delaware corporation (“GCAC”), GCAC Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Cepton Technologies, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), GCAC and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of GCAC (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”);

WHEREAS, the respective boards of directors of each of GCAC, Merger Sub and the Company have each approved, declared advisable and in the best interests of their respective stockholders and resolved to recommend to their respective stockholders, the Transactions (including the Merger) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL;

WHEREAS, within twenty-four (24) hours after the execution and delivery of this Agreement, in connection with the Transactions, GCAC and the Requisite Stockholders will enter into Stockholder Support Agreements (the “Stockholder Support Agreements”), substantially in the form attached hereto as Exhibit A, providing that, among other things, the Requisite Stockholders will vote their Company Shares in favor of the adoption and approval of this Agreement, the Merger and the other Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, GCAC, certain stockholders of the Company and certain stockholders of GCAC, shall enter into an Amended & Restated Registration Rights Agreement (the “Registration Rights Agreement”) to be effective upon the Closing, substantially in the form attached hereto as Exhibit B;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, GCAC and certain stockholders of the Company who will receive GCAC Class A Common Stock have entered into Confidentiality and Lock-Up Agreements (the “Lock-Up Agreements”) to be effective upon the Closing, substantially in the form attached hereto as Exhibit C;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, GCAC and each of the parties subscribing for shares of GCAC Class A Common Stock thereunder have entered into a subscription agreement, substantially in the form attached hereto as Exhibit D (a “Subscription Agreement”), pursuant to which such parties, and any additional parties who enter into Subscription Agreements prior to the Closing (all such parties, collectively, the “Investors”), upon the terms and subject to the conditions set forth therein, shall purchase shares of GCAC Class A Common Stock at a price of $10.00 per share in a private placement or placements (the “PIPE Investment”) to be consummated concurrently with the Closing;

WHEREAS, shares of GCAC Class B Common Stock shall automatically convert into shares of GCAC Class A Common Stock at the Effective Time in accordance with the GCAC Certificate of Incorporation;

WHEREAS, pursuant to the GCAC Certificate of Incorporation, GCAC shall provide an opportunity to its stockholders to have their shares of GCAC Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the GCAC Certificate of Incorporation, the Trust Agreement, the Prospectus and the Proxy Statement in conjunction with, inter alia, obtaining approval from the GCAC Stockholders for the Business Combination (the “Redemption”);

Annex A-1

WHEREAS, contemporaneously with the execution and delivery of this Agreement, (i) in connection with the Transactions, (ii) GCAC and (iii) Growth Capital Sponsor LLC, a Delaware limited liability company, Nautilus Carriers LLC, a Delaware limited liability company, and HB Strategies LLC, a Delaware limited liability company (collectively, the “Sponsor”) are entering into a Unpaid Expenses and Lock-Up Agreement (the “Unpaid Expenses and Lock-Up Agreement”), substantially in the form attached hereto as Exhibit E, pursuant to which, among other things, the Sponsor has agreed to certain lock-up restrictions in respect of its GCAC Class B Common Stock;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company and certain stockholders of GCAC are entering into Stockholder Support Agreements, dated as of the date hereof (the “GCAC Stockholder Support Agreements”), substantially in the form attached hereto as Exhibit K, providing that, among other things, the GCAC stockholders party to the GCAC Stockholder Support Agreements will vote their Founder Shares in favor of the adoption an approval of this Agreement and the Transactions;

WHEREAS, prior to the consummation of the Transactions, GCAC shall, subject to obtaining the GCAC Stockholder Approval, adopt an omnibus incentive plan (the “GCAC 2021 Equity Incentive Plan”) and an employee stock purchase plan (the “GCAC Employee Stock Purchase Plan”), substantially in the forms attached hereto as Exhibit G and Exhibit H, respectively;

WHEREAS, prior to the consummation of the Transactions, GCAC shall, subject to obtaining the GCAC Stockholder Approval, amend and restate the GCAC Certificate of Incorporation (the “GCAC Second A&R Charter”) in the form attached hereto as Exhibit I;

WHEREAS, at the Effective Time, the bylaws of GCAC shall be amended and restated in the form attached hereto as Exhibit J (the “GCAC A&R Bylaws”);

WHEREAS, prior to the Closing, in connection with the Transactions, GCAC, on the one hand, and each of Dr. Jun Pei, the Company’s CEO & Co-Founder, Dr. Winston Fu, the Company’s CFO, Mitchell Hourtienne, the Company’s VP of Business Development, T. R. Ramachandran, the Company’s Chief Marketing Officer, and Mark McCord, the Company’s Chief Technology Officer and Co-Founder, intend to enter into an employment agreements (the “Employment Agreements”), effective as of the Closing, in form and substance acceptable to the Company and GCAC; and

WHEREAS, for United States federal and applicable state income Tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and that this Agreement constitutes a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
DEFINITIONS

Section 1.01      Certain Definitions. For purposes of this Agreement:

“Action” means any litigation, suit, claim, action, proceeding, audit or investigation by or before any Governmental Authority.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Agreements” means the Stockholder Support Agreements, the GCAC Stockholder Support Agreement, the Unpaid Expenses and Lock-Up Agreement, the Registration Rights Agreement, the Lock-Up Agreements, the

Annex A-2

Cancellation Agreement, the Employment Agreements and all other agreements, certificates and instruments executed and delivered by GCAC, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means, as applicable, (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company from time to time.

“Business Data” means all confidential business information and data that is accessed, collected, used, stored, shared, distributed, transferred, destroyed, or otherwise processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY; provided, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Systems” means all Software, firmware, middleware, equipment, workstations, routers, hubs, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service,” that the Company owns or uses in the conduct of the business of the Company.

“Cash and Cash Equivalents” means the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Closing GCAC Cash” means, without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of GCAC; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of GCAC Common Stock pursuant to the Redemption (to the extent not already paid) (the “Redemption Amount”); plus (d) the aggregate amount of cash committed to purchase shares of GCAC Class A Common Stock pursuant to the Subscription Agreements entered into prior to the Closing in connection with the PIPE Investment (and that has been funded to the escrow account in accordance with the Subscription Agreements solely to the extent such Subscription Agreement expressly contemplates the funding of such committed cash into an escrow account prior to the Closing) or pursuant to Forward Purchase Agreements. For the avoidance of doubt, the Closing GCAC Cash shall not be reduced by, and shall include, amounts necessary to pay any and all Tax payments.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Charter” means the Company’s Amended and Restated Certificate of Incorporation as in effect as of the date of this Agreement.

“Company Class F Stock” means the Company’s Class F Stock, with a par value of $0.00001 per share.

“Company Common Stock” means the Company’s Common Stock, with a par value of $0.00001 per share.

“Company IP” means, collectively, all Company Owned IP and Company Licensed IP.

Annex A-3

“Company Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any of its Subsidiaries or that the Company or any of its Subsidiaries otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, (i) has or would reasonably be expected to have a materially adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents, materially impairs, materially delays or materially impedes the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other Transactions on a timely basis and in any event before the Outside Date; provided, however, that with respect to clause (i) only, no Effect relating to or resulting or arising from any of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in Law or GAAP or the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which the Company operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including the COVID-19 pandemic) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions explicitly taken or not taken by the Company as required by this Agreement or any Ancillary Agreement to which it is a party; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (provided that clause (e) and this clause (f) shall not apply to any representation or warranty set forth in Section 4.04, Section 4.05, Section 4.06, Section 4.16 or Section 4.25 but subject to any disclosures set forth in Section 4.04, Section 4.05, Section 4.06, Section 4.16 or Section 4.25 of the Company Disclosure Schedule or the closing condition relating thereto); (g) any failure in and of itself of the Company to meet any projections or forecasts (provided that the exception in this clause (g) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in or contributed to a Material Adverse Effect); or (h) any actions taken, or failures to take action, or such other changes or events, in each case, which GCAC has requested or to which it has consented, in each case, after the date of this Agreement, except in the cases of clauses (a) through (d), in each case, to the extent that the Company is disproportionately and adversely affected thereby as compared with other participants in the industries in which the Company operates.

“Company Option Plan” means the Cepton Technologies, Inc. Stock Incentive Plan.

“Company Options” means all outstanding options to purchase Company Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under the Company Option Plan or otherwise.

“Company Outstanding Shares” means the total number of shares of Company Common Stock, Company Class F Stock and the Company Preferred Stock (on an “as-converted” to Company Common Stock basis) on a fully diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of shares of Company Common Stock issuable upon the Company Class F Stock Conversion and Company Preferred Stock Conversion, the number of shares of Company Common Stock issued or issuable upon the exercise of all Company Options and the shares of Company Common Stock underlying the Company Warrant or any other Equity Equivalents, excluding, in all such cases, Company Options that are not vested.

“Company Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series B-1 Preferred Stock and the Company Series C Preferred Stock.

Annex A-4

“Company Securities” means the Company Common Stock, the Company Class F Stock, the Company Preferred Stock, the Company Options, and the Company Warrant.

“Company Securityholder” means a holder of Company Shares, a holder of Company Options and/or a holder of the Company Warrant.

“Company Series A Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.00001 per share, designated as Series A Preferred Stock in the Company Charter.

“Company Series B Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.00001 per share, designated as Series B Preferred Stock in the Company Charter.

“Company Series B-1 Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.00001 per share, designated as Series B Preferred Stock in the Company Charter.

“Company Series C Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.00001 per share, designated as Series C Preferred Stock in the Company Charter.

“Company Shares” means the shares of Company Common Stock, Company Class F Stock and the Company Preferred Stock.

“Company Stockholder” means a holder of a share of Company Common Stock, Company Class F Stock and/or a share of Company Preferred Stock.

“Company Warrant” means that certain warrant exercisable into up to 60,000 shares of Company Common Stock issued to Silicon Valley Bank on August 22, 2019.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company or GCAC, or any Suppliers or customers of the Company or GCAC or its subsidiaries (as applicable) that is not already generally available to the public and subject to an obligation of confidentiality, including any Intellectual Property rights.

“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Stockholder Approval.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Employee Benefit Plans).

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Disabling Devices” means Software, viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, spyware, malware, worms, other computer instructions, intentional devices, techniques, other technology, disabling codes, instructions, or other similar code or software routines or components that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, delete, maliciously encumber, hack into, incapacitate, perform unauthorized modifications, infiltrate or slow or shut down a computer system or data, software, system, network, other device, or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP, or Business Systems from misuse.

“Earnout Pro Rata Portion” means, with respect to each holder of outstanding shares of Company Common Stock as of immediately prior to the Effective Time (which, for the avoidance of doubt, shall be deemed to include the holder of the Company Warrant as a result of the exercise of the Company Warrant pursuant to Section 3.01(f) and the shares of Company Common Stock issued therefrom), a fraction expressed as a percentage equal to (i) the number

Annex A-5

of GCAC Class A Common Stock into which such holder’s shares of Company Common Stock (after giving effect to the conversions contemplated by Section 3.01(a)) are converted in accordance with Section 3.01(b) divided by (ii) the total number of shares of GCAC’s Class A Common Stock into which all outstanding shares of Company Common Stock (after giving effect to the conversions contemplated by Section 3.01(a) and the exercise of the Company Warrant contemplated by Section 3.01(f)) are converted in accordance with Section 3.01(b). In no event shall the aggregate Earnout Pro Rata Portion exceed 100%.

“Earnout Shares” means the shares of GCAC Class A Common Stock that may be issued pursuant to Section 3.06 and Annex I.

“Employee Benefit Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), any nonqualified deferred compensation plan subject to Section 409A of the Code, and each other retirement, health, welfare, cafeteria, bonus, commission, stock option, stock purchase, restricted stock, other equity or equity-based compensation, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay, vacation, or similar plan, program, policy, practice, agreement, or arrangement, whether written or unwritten (excluding governmental programs and de minimis fringe benefits).

“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (i) releases or threatened releases of, or exposure of any Person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, natural resources or human health and safety.

“Equity Equivalents” means options, warrants, preemptive rights, calls, convertible securities, conversion rights or other equity securities or rights relating to the issued or unissued share capital of the Company.

“Equity Value” means $1,500,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Forward Purchase Agreement” means a forward purchase agreement with one or more investors to purchase equity securities of GCAC after the Closing on such terms and conditions as determined by the parties thereto.

“GCAC Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of GCAC, filed with the Secretary of State of the State of Delaware on January 29, 2021.

“GCAC Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects, (i) has or would reasonably be expected to have a materially adverse effect on the business, condition (financial or otherwise), assets or results of operations of GCAC or (ii) prevents, materially impairs, materially delays or materially impedes the performance by GCAC or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions on a timely basis and in any event before the Outside Date; provided, however, that with respect to clause (i) only, no Effect relating to or resulting or arising from any of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a GCAC Material Adverse Effect: (a) any change or proposed change in Law or GAAP or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which GCAC operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any

Annex A-6

security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including the COVID-19 pandemic) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions taken or not taken by GCAC as explicitly required by this Agreement or any Ancillary Agreement to which it is a party; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (provided that clause (e) and this clause (f) shall not apply to any representation or warranty set forth in Section 4.04, Section 4.05, Section 4.06, Section 4.16 or Section 4.25 but subject to any disclosures set forth in Section 4.04, Section 4.05, Section 4.06, Section 4.16 or Section 4.25 of the Company Disclosure Schedule or the closing condition relating thereto); (g) any failure in and of itself of the Company to meet any projections or forecasts (provided that the exception in this clause (g) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in or contributed to a Material Adverse Effect); or (h) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented, in each case, after the date of this Agreement, except in the cases of clauses (a) through (d), in each case, to the extent that GCAC is disproportionately and adversely affected thereby as compared with other participants in the industry in which GCAC operate.

“GCAC Organizational Documents” means the GCAC Certificate of Incorporation and bylaws, in each case as amended, modified or supplemented in accordance with the terms of this Agreement.

“GCAC Stockholder” means a holder of GCAC Common Stock.

“GCAC Stockholders’ Meeting” means a meeting of the holders of GCAC Common Stock to be held for the purpose of approving the GCAC Proposals.

“GCAC Units” means the units issued in the IPO or the overallotment consisting of one (1) share of GCAC Class A Common Stock and one-half (1/2) of one (1) GCAC Warrant.

“Formation Date” means April 26, 2016.

“Hazardous Substance(s)” means (i) any substances, wastes, gases or materials defined, listed, designated, identified or regulated as hazardous or toxic or as a pollutant or a contaminant under any Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos, radon mold or urea formaldehyde insulation; and (v) any other substance, material or waste regulated by, or for which standards of care may be imposed under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to the Company, any liabilities in respect of: (a) borrowed money, whether current, short-term, secured or unsecured or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) indebtedness evidenced by bonds, notes, debentures, mortgages or similar instruments; (c) lease obligations that are required to be capitalized in accordance with GAAP; (d) deferred payments, the deferred purchase price of assets, services or securities (including all seller notes and “earn outs” but excluding ordinary trade accounts payable); (e) conditional sale or other title retention agreements; (f) reimbursement obligations, whether contingent or matured, with respect to letters of credit, including standby letters of credit, bankers’ acceptances (to the extent drawn), surety bonds (to the extent drawn), other financial guarantees and interest rate protection agreements (to the extent drawn, and without duplication of other indebtedness supported or guaranteed thereby); (g) currency or interest rate swaps, collars, caps, hedges, derivatives or similar arrangements; (h) bank overdrafts and deferred liabilities; (i) all Indebtedness of the type referred to in clauses (a) through (h) guaranteed by the Company or secured by any Lien upon any property or asset owned by the Company or guarantees in respect of the purchase or lease of real property; and (j) accrued and unpaid interest, premiums, penalties, breakage costs, redemption fees or pre-payment costs and

Annex A-7

other amounts owing in respect of the items described in the foregoing clauses (a) through (i). For the avoidance of doubt, Indebtedness shall not include Taxes.

“Intellectual Property” means (i) patents, patentable inventions, patent applications (including provisional and non-provisional applications) and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brand names, slogans, and other source identifiers together with all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how and confidential and proprietary information, (v) rights in Internet domain names and social media accounts, (vi) computer software programs, including all source code, object code, specifications, designs and documentation related thereto, (vii) domain names, Internet addresses and other computer identifiers, (viii) all other intellectual property or proprietary rights of any kind or description, and (ix) all legal rights arising from items (i) through (viii), including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“knowledge” or “to the knowledge” of a Person means in the case of the Company, the actual knowledge of the individuals listed on Section 1.01(F) of the Company Disclosure Schedule after reasonable inquiry (and for all purposes of Section 4.13 hereof, “reasonable inquiry” shall not require the Company to have conducted patent clearance or similar freedom to operate searches, or other Intellectual Property searches), and in the case of GCAC, the actual knowledge of Prokopios “Akis” Tsirigakis or George Syllantavos after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means the real property leased, subleased, licensed or occupied by the Company as tenant, subtenant, licensee or occupant, together with, to the extent leased, subleased, licensed or occupied by the Company, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing.

“Lien” means any charge, lien, security interest, mortgage, deed of trust, defect of title, easement, right of way, pledge, adverse claim or other encumbrance of any kind (other than those created under applicable securities Laws).

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub.

“Milestone” means each of the $15.00 Share Price Milestone and the $17.50 Share Price Milestone.

“Minimum GCAC Cash” means an amount equal to fifty eight and a half million dollars $58,500,000.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Open Source Software” means any Software in source code form that is licensed pursuant to (i) any license that is a license approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation, (iii) the Server Side Public License, or (iv) any Reciprocal License.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

Annex A-8

“Permitted Liens” means (i) such non-monetary imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Company’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent, or if delinquent, being contested in good faith and for which appropriate reserves have been made in accordance with GAAP, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities that are not violated in any material respect by the Company’s current use of the assets that are subject thereto, (v) non-exclusive licenses (or sublicenses) of Company Owned IP granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) Liens identified in the Audited Annual Financial Statements (and, when delivered, the PCAOB Audited Financials), and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“Per Share Stock Consideration” means a number of shares of GCAC Class A Common Stock equal to (i) the Per Share Merger Consideration Value divided by (ii) 10.

“Per Share Merger Consideration Value” means (a) the Equity Value divided by (b) the Company Outstanding Shares.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means information that relates to or can be used to identify an identifiable individual, or that relates to an individual and can be linked to an individual’s device or IP address. It includes, but is not limited to, “biometric information,” “personal information,” “personal data,” “personally identifiable information” or equivalent terms as defined by applicable Privacy/Data Security Laws.

“PPP” Means the Paycheck Protection Program from the U.S. Small Business Administration.

“PPP Loan” means the loan having a principal amount of $1,121,205.00 received by the Company on April 24, 2020 under the PPP.

“Privacy/Data Security Laws” means all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information.

“Products” means any products or services under development, developed, manufactured, performed, out-licensed, sold, distributed, or other otherwise made available by or on behalf of the Company, from which the Company has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Proxy Statement” means the proxy statement filed by GCAC as part of the Registration Statement with respect to the GCAC Stockholders’ Meeting for the purpose of soliciting proxies from GCAC Stockholders to approve the GCAC Proposals (which shall also provide the GCAC Stockholders with the opportunity to redeem their shares of GCAC Common Stock in connection with a stockholder vote on the Business Combination).

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of licensed Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of licensed Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the licensed Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of licensed

Annex A-9

Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of licensed Software).

“Redemption Rights” means the redemption rights provided for in Article IX of the GCAC Certificate of Incorporation.

“Registered Intellectual Property” means all Intellectual Property that is the subject of an issued patent or registration (or a patent application or an application for registration), including domain names.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Substance, (ii) prevent the Release of any Hazardous Substance so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Requisite Approval” means the written consent or affirmative vote of (i) the holders of a majority of the Company Preferred Stock (voting together as a single class on an “as-converted” to Company Common Stock basis), (ii) the holders of a majority of Company Common Stock, Company Class F Stock and Company Preferred Stock outstanding (voting together as a single class on an “as-converted” to Company Common Stock basis); (iii) the holders of a majority of the Company Common Stock (voting together as a single class) and (iv) the holders of a majority of the Company Class F Stock outstanding (voting together as a single class on an “as-converted” to Company Common Stock basis).

“Requisite Stockholders” means the Persons listed on Section 1.01(E) of the Company Disclosure Schedule.

“Sanctioned Person” means any Person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive economic Sanctions (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or otherwise controlled by any of the foregoing.

“Sanctions” means those applicable, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Department’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means, collectively, Growth Capital Sponsor LLC, a Delaware limited liability company, Nautilus Carriers LLC, a Delaware limited liability company, and HB Strategies LLC, a Delaware limited liability company.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Sponsor Shares” means the shares of the GCAC Class B Common Stock held by the Sponsor as of immediately prior to the Closing.

“Sponsor Warrants” means the private placement warrants exercisable for GCAC Class A Common Stock held by the Sponsor as of immediately prior to the Closing.

“Stock Consideration” means a number of shares of GCAC Class A Common Stock equal to the quotient of (i) the Equity Value divided by (ii) 10.

“stockholder” means a holder of stock or shares, as appropriate.

Annex A-10

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, GCAC or any other Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Supplier” means any Person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company.

“Tax” or “Taxes” means any and all taxes (including any charges, duties, levies or other similar governmental assessments in the nature of taxes), including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, withholding, occupancy, license, lease, service use, severance, capital, production, premium, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, recording, ad valorem, excise, commercial rent, escheat, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, in each case imposed by any Governmental Authority, whether disputed or not, together with all and any interest, fines, penalties, assessments or additions to tax imposed with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case filed or required to be filed with a Tax authority.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by GCAC, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Virtual Data Room” means the virtual data room established by the Company or its Representatives, hosted by Firmex, with access made available to GCAC and its Representatives.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

Section 1.02      Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Term	Section
$15.00 Earnout Shares	Annex I
$15.00 Share Price Milestone	Annex I
$17.50 Earnout Shares	Annex I
$17.50 Share Price Milestone	Annex I
A&R Charter Proposal	7.01(b)
Acceleration Event	Annex I
Additional Proposal	7.01(b)
Agreement	Preamble
Antitrust Laws	7.12(a)
Audited Annual Financial Statements	4.07(a)
Blue Sky Laws	4.05(b)
Business Combination	6.03

Annex A-11

Term	Section
CARES Act	4.14(q)
Cancelled Shares	3.01(c)
Certificate of Merger	2.02(a)
Certificates	3.02(a)
Change of Control	Annex
Closing	2.02(b)
Closing Date	2.02(b)
Closing Filing	7.09
Closing Press Release	7.09
Company	Preamble
Company Acquisition Proposal	7.05(a)(i)
Company Affiliate Agreement	4.19
Company Board	3.01(e)
Company Board Recommendation	7.03
Company Disclosure Schedule	IV
Company Officer’s Certificate	8.02(c)
Company Software	4.13(i)
Company Permits	4.06(a)
Company Class F Stock Conversion	3.01(a)
Company Preferred Stock Conversion	3.01(a)
Company Share Awards	4.03(a)
Company Software	4.13(i)
Company Stockholder Approval	7.03
Converted Option	3.01(e)
D&O Indemnified Parties	7.06(a)
Data Security Requirements	4.13(j)
DGCL	Recitals
Dissenting Shares	3.05(a)
Earnout Pro Rata Portion	1.01
Earnout Shares	Annex I
Effect	1.01
Effective Time	2.02(a)
Employment Agreements	Recitals
Environmental Permits	4.15
Equity Plan Proposals	7.01(b)
ERISA Affiliate	4.10(c)
ESPP Proposal	7.01(b)
FFCRA	4.14(q)
Further Key Customer Contract	4.25
Further Key Supplier Contract	4.25
GAAP	4.07(a)
GCAC	Preamble
GCAC 2021 Equity Incentive Plan	Recitals
GCAC A&R Bylaws	Recitals
GCAC Second A&R Charter	Recitals
GCAC Acquisition Proposal	7.05(b)(i)
GCAC Board	2.05(b)
GCAC Board Recommendation	7.02
GCAC Class A Common Stock	5.03(a)
GCAC Class B Common Stock	5.03(a)
GCAC Common Stock	5.03(a)

Annex A-12

Term	Section
GCAC Disclosure Schedule	Article V
GCAC Equity Incentive Plan Proposal	7.01(b)
GCAC Preferred Stock	5.03(a)
GCAC Proposals	7.01(b)
GCAC Public Warrants	5.16
GCAC SEC Reports	5.07(a)
GCAC Stockholder Approval	5.04(b)
GCAC Warrants	5.03(a)
Governmental Authority	4.05(b)
Health Plan	4.10(k)
Intended Tax Treatment	Recitals
Interim Financial Statements	4.07(b)
Interim Financial Statements Date	4.07(b)
Investment Company Act	5.13
Investors	Recitals
IPO	6.03
IRS	4.10(b)
Key Customers	4.16(a)(iv)
Law	1.01
Lease	4.12(b)
Lease Documents	4.12(b)
Letter of Transmittal	3.03(a)
Lock-Up Agreements	Recitals
Material Contracts	4.16(a)
Merger	Recitals
Merger Payment Schedule	3.02(h)
Merger Sub	Preamble
Merger Sub Common Stock	5.03(b)
Nasdaq Proposal	7.01(b)
Non-Disclosure Agreement	7.04(b)
Nonparty Affiliate	10.11
Ordinary Commercial Agreement	4.14(b)
Outside Date	9.01(b)
Outstanding Company Transaction Expenses	3.04(a)
Outstanding GCAC Transaction Expenses	3.04(b)
PIPE Investment	Recitals
Plans	4.10(a)
PPACA	4.10(k)
Prospectus	6.03
Public Stockholders	6.03
Redemption	Recitals
Registration Rights Agreement	Recitals
Registration Statement	7.01(a)
Released Claims	6.03
Remedies Exceptions	4.04
Representatives	7.04(a)
Sarbanes-Oxley Act	5.07(a)
SEC	5.07(a)
Shelf	7.01(f)
Signing Filing	7.09

Annex A-13

Term	Section
Signing Press Release	7.09
Stockholder Support Agreements	Recitals
Subscription Agreements	Recitals
Surviving Corporation	Recitals
Terminating Company Breach	9.01(f)
Terminating GCAC Breach	9.01(g)
Transaction Proposal	7.01(b)
Trust Account	5.13
Trust Agreement	5.13
Trust Fund	5.13
Trustee	5.13
Written Consent	7.03

Section 1.03      Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto except with respect to the Company Disclosure Schedule and the GCAC Disclosure Schedule and (ix) references to any Law shall include all rules and regulations promulgated thereunder and shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) Any reference in this Agreement to “made available” or similar term means a document or other item of information that was provided or made available to GCAC or Merger Sub by the Company or its Representatives or uploaded to the Virtual Data Room, in each case, at least three (3) days prior to the date of this Agreement.

(e) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

Article II
AGREEMENT AND PLAN OF MERGER

Section 2.01      The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation.

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Section 2.02      Effective Time; Closing.

(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”).

(b) Immediately prior to such filing of the Certificate of Merger in accordance with Section 2.02(a), a closing (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.03      Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.04      Governing Documents.

(a) At the Effective Time, the Company Charter, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that all references in the certificate of incorporation of Merger Sub (i) to its name, date of incorporation, registered office and registered agent shall instead refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company as provided in the Company Charter immediately prior to the Effective Time and (ii) naming the incorporator(s), the initial board of directors, or original subscribers for shares of Merger Sub shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter supplemented or amended as provided therein and in accordance with the DGCL (subject to Section 7.06).

(b) The bylaws of the Company as in effect immediately prior to the Effective Time shall remain the bylaws of the Surviving Corporation until thereafter supplemented or amended as provided therein, in the Surviving Corporation’s certificate of incorporation and in accordance with the DGCL (subject to Section 7.06).

(c) Subject to receipt of the GCAC Stockholder Approval, GCAC shall file the GCAC Second A&R Charter with the Secretary of State of the State of Delaware on the Closing Date and prior to the Effective Time (to be effective upon its filing.

(d) GCAC shall take all necessary action such that the GCAC A&R Bylaws shall be the bylaws of GCAC as of immediately following the Effective Time and until thereafter supplemented or amended as provided therein, in the GCAC Second A&R Charter and in accordance with the DGCL.

Section 2.05      Directors and Officers.

(a) The parties will take all requisite actions such that the initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation immediately after the Effective Time shall be the individuals indicated on Section 2.05(a) of the Company Disclosure Schedule, each to hold office in accordance with

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the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are, in the case of the initial directors, duly elected or appointed and qualified and, in the case of the initial officers, duly appointed.

(b) The parties shall cause the Board of Directors of GCAC (the “GCAC Board”) and the officers of GCAC as of immediately following the Effective Time to be comprised of the individuals set forth on Section 2.05(b) of the Company Disclosure Schedule, each to hold office in accordance with the DGCL and the GCAC Second A&R Charter and the GCAC A&R Bylaws and until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed.

Article III
CONVERSION OF SECURITIES; EXCHANGE OF COMPANY SECURITIES

Section 3.01      Conversion of Securities.

(a) The Company shall take all actions necessary to cause (i) each share of Company Class F Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to the Company Charter in accordance with the terms of the Company Charter (the “Company Class F Stock Conversion”); and (ii) each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to the Company Charter in accordance with the terms of the Company Charter (the “Company Preferred Stock Conversion”). All of the shares of Company Class F Stock and Company Preferred Stock converted into shares of Company Common Stock shall be canceled, shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each holder of shares of Company Class F Stock or Company Preferred Stock, as applicable, shall thereafter cease to have any rights with respect to such securities.

(b) At the Effective Time (and, for the avoidance of doubt, following the Company Class F Stock Conversion and Company Preferred Stock Conversion), by virtue of the Merger and without any action on the part of GCAC, Merger Sub, the Company or the Company Stockholders, each share of Company Common Stock (including Company Common Stock resulting from the Company Class F Stock Conversion and Company Preferred Stock Conversion) that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and the Cancelled Shares) shall be converted into the right to receive (i) the contingent right to receive a number of Earnout Shares (which may be zero (0)) following the Closing in accordance with Section 3.06 and Annex I and (ii) the Per Share Stock Consideration.

From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive consideration as described in this Section 3.01(b) shall no longer be outstanding and shall cease to exist, and each holder of shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.01(b) into which such share of Company Common Stock shall have been converted.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each Company Share held in the treasury of the Company or by any Subsidiary of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto (such Company Shares, the “Cancelled Shares”).

(d) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

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At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each Company Option that is outstanding immediately prior to the Effective Time shall be assumed by GCAC and converted into an option to purchase shares of GCAC Class A Common Stock (each, a “Converted Option”), provided that the assumption and conversion of any such Company Options that are incentive stock options under Section 422 of the Code will be effected in a manner that is intended to be consistent with the applicable requirements of Section 424 of the Code and the applicable regulations promulgated thereunder. Each Converted Option will have and be subject to the same terms and conditions (including vesting, expiration and exercisability terms) as were applicable to such Company Option immediately before the Effective Time, except that (x) each Converted Option will be exercisable for that number of shares of GCAC Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Company Common Stock subject to the Company Option immediately before the Effective Time and (2) the Per Share Stock Consideration; and (y) the per share exercise price for each share of GCAC Class A Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Option immediately before the Effective Time by (2) the Per Share Stock Consideration; provided, however, that the exercise price and the number of shares of GCAC Class A Common Stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder. In connection with the assumption of the Converted Options pursuant to this Section 3.01(e), the Company and GCAC shall cause GCAC to assume the Company Option Plan as of the Effective Time. Except as provided in Section 6.01(b)(ii), the remaining 1,397,094 shares of Company Common Stock available for issuance under the Company Option Plan (collectively, the “Remaining Shares”) shall not be subject to awards under the Company Option Plan following the date of this Agreement and no awards of the Remaining Shares shall be made by the Company at any time following the date hereof without the express written consent of GCAC; provided that if the Closing shall not occur prior to the date of termination of this Agreement in accordance with the terms hereof, the Remaining Shares shall again remain available for awards under the Company Option Plan. Prior to the Effective Time and subject to the prior reasonable review and approval of GCAC (which approval shall not be unreasonably withheld, delayed, or conditioned), the Board of Directors of the Company (the “Company Board”) shall adopt such resolutions as necessary to effect the transactions anticipated by this Section 3.01(e) under the Company Option Plan.

(e) Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, the Company Warrant shall be exercised in accordance with its terms and the shares issued therefrom shall be shares of Company Common Stock outstanding as of immediately prior to the Effective Time. The Company shall take all action necessary to effect the exercise of the Company Warrant contemplated by this Section 3.01(f) without any cost or other liability or obligation to the Company.

Section 3.02      Exchange of Company Securities.

(a) Exchange Procedures. Concurrently with the mailing of the Consent Solicitation Statement, GCAC shall mail or cause to be mailed to each holder of Company Common Stock, Company Class F Stock or Company Preferred Stock evidenced by certificates (the “Certificates”) entitled to receive the Per Share Stock Consideration pursuant to Section 3.01: a letter of transmittal, which shall be in a form reasonably acceptable to GCAC and the Company (the “Letter of Transmittal”), and which shall (A) contain customary representations and warranties as to title, authorization, execution and delivery, (B) contain a customary release of all claims against GCAC and the Company arising out of or related to such holder’s ownership of shares of Company Common Stock, Company Class F Stock or Company Preferred Stock, (C) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to GCAC, and (D) include instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Within two (2) Business Days (but in no event prior to the Effective Time) after the surrender to GCAC of all Certificates held by such holder for cancellation (to the extent such shares of Company Common Stock, Company Class F Stock or Company Preferred Stock are or were

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certificated), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and GCAC shall deliver the Per Share Stock Consideration in accordance with the provisions of Section 3.01, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.02, each Certificate entitled to receive the Per Share Stock Consideration, in accordance with Section 3.01 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Stock Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01.

(b) No Further Rights in Company Common Stock, Company Class F Stock or Company Preferred Stock. The Per Share Stock Consideration payable upon conversion of the Company Shares (including Company Shares resulting from the conversion of the Company Class F Stock and Company Preferred Stock) in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Shares.

(c) Adjustments to Per Share Consideration. The Per Share Stock Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to GCAC Class A Common Stock occurring on or after the date hereof and prior to the Effective Time.

(d) No Liability. None of GCAC or the Surviving Corporation shall be liable to any holder of Company Shares (including shares of Company Common Stock resulting from the conversion of the Company Class F Stock and Company Preferred Stock) for any such Company Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.

(e) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Surviving Corporation, GCAC and Merger Sub shall be entitled to deduct and withhold from amounts (including shares, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement to any holder of Company Options or Company Shares (including shares of Company Common Stock resulting from the conversion of the Company Class F Stock and Company Preferred Stock) such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the Code or any provision of state, local or non U.S. Tax Law. To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Authority in accordance with applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the holder of the Company Securities (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, GCAC will issue in exchange for such lost, stolen or destroyed Certificate, the Per Share Stock Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01.

(g) Fractional Shares. No certificates or scrip or shares representing fractional shares of GCAC Class A Common Stock shall be issued upon the exchange of Company Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of GCAC or a holder of shares of GCAC Class A Common Stock. Notwithstanding anything to the contrary contained herein, no fraction of a share of GCAC Class A Common Stock shall be issued by virtue of the Merger or the Transactions contemplated hereby, and each holder who would otherwise be entitled to a fraction of a share of GCAC Class A Common Stock (after aggregating all fractional shares of GCAC Class A Common Stock that otherwise would be received by such holder) shall instead have the number of shares of GCAC Class A Common Stock issued to such holder rounded in the aggregate to the nearest whole share of GCAC Class A Common Stock.

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(h) Merger Payment Schedule. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to GCAC a schedule (the “Merger Payment Schedule”) that is true, complete and correct showing (i) the percentage allocation of the Stock Consideration to each of the holders of Company Securities at the Closing as well as the corresponding number (and class) of shares of GCAC Class A Common Stock to be issued to such holders of Company Common Stock in accordance with Section 3.01 and the Company Charter, and (ii) with respect to each holder of Company Securities, the Earnout Pro Rata Portion in respect of such holder’s Company Common Stock (including, for the avoidance of doubt, the holder of the Company Warrant immediately prior to the Effective Time, assuming the exercise thereof in accordance with Section 3.01(f)). The Merger Payment Schedule shall also include (A) the name of each Company Securityholder and any other holder of Equity Equivalents and (B) the number and type of Company Shares, Company Options, Company Warrant and other Equity Equivalents held by each holder thereof.

Section 3.03      Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock, Company Class F Stock or Company Preferred Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to GCAC for any reason shall be converted into the Per Share Stock Consideration, in accordance with the provisions of Section 3.01.

Section 3.04      Payment of Expenses.

(a) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, the Company shall provide to GCAC a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date, following the Closing, GCAC shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company Stockholders.

(b) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, GCAC shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of GCAC, Merger Sub or Sponsor for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of GCAC, Merger Sub or Sponsor in connection with the Transactions or otherwise in connection with GCAC’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding GCAC Transaction Expenses”). On the Closing Date, GCAC shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding GCAC Transaction Expenses.

(c) Except as set forth in this Section 3.04 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transactions are consummated, except that GCAC and the Company shall each pay fifty percent (50%) of all filing fees relating to all SEC and other regulatory filing fees (including those incurred in connection with the Registration Statement and the filing fees for the Notification and Report Forms filed under the HSR Act).

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Section 3.05      Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock, Company Class F Stock and Company Preferred Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to: (a) demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL or (b) dissenters’ rights pursuant to the provisions of Chapter 13 of the California General Corporate Law (the “CGCL”) by reason of Section 2115 of the CGCL (in any such case, such shares, “Dissenting Shares”) shall not be converted into the right to receive the consideration set forth in Section 3.01(b), and shall instead entitle the holder thereof only to such rights as are provided such holder by Section 262 of the DGCL or Chapter 13 of the CGCL, as applicable. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or dissenters’ rights under Chapter 13 of the CGCL, as applicable, then such shares shall cease to be Dissenting Shares and shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the consideration set forth in Section 3.01(b) in accordance with this Article III.

(b) Prior to the Closing, the Company shall give GCAC (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL or the CGCL. The Company shall not, except with the prior written consent of GCAC (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 3.06      Earnout Shares. In accordance with Annex I hereto, GCAC will issue within five (5) Business Days following the occurrence of the $15.00 Share Price Milestone and/or the $17.50 Share Price Milestone, as applicable, to each holder of Company Common Stock (including, for the avoidance of doubt, the holder of the shares of Company Common Stock received upon exercise of the Company Warrant immediately prior to the Effective Time in accordance with Section 3.01(f)) that had an Earnout Pro Rata Portion exceeding zero (0), the $15.00 Earnout Shares and/or the $17.50 Earnout Shares, as applicable, which Earnout Shares shall be fully paid and free and clear of all Liens other than applicable securities Law restrictions, as applicable. Notwithstanding the foregoing, the issuance of the Earnout Shares shall be subject to withholding pursuant to Section 3.02(e).

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company to GCAC and Merger Sub in connection with this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company hereby represents and warrants to GCAC and Merger Sub as follows:

Section 4.01      Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect.

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(b) Section 4.01(b) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, its place and form of organization and schedule of stockholders (or comparable equity holders). Except as disclosed in Section 4.01(b) of the Company Disclosure Schedule, each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries do not directly or indirectly own, and have never owned, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other Person.

Section 4.02      Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement made available to GCAC in the Virtual Data Room a complete and correct copy of the Company Charter and the bylaws of the Company and the equivalent organizational documents of each of the Company’s Subsidiaries. The Company Charter, the bylaws of the Company and such organizational documents are accurate and complete and are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter or bylaws of the Company, and none of the Company’s Subsidiaries is in violation of any provision of its organizational documents, and there are no circumstances known to the Company that would be reasonably expected to give rise to a violation of any of the provisions of the Company Charter, the bylaws of the Company or any of the organizational documents of any of the Company’s Subsidiaries. The Company is not in violation of any stockholders agreement, voting agreement or similar organizational document to which it or any of its Subsidiaries is a party and, to the Company’s knowledge, no other party to any such agreement is in violation thereof and there are no circumstances known to the Company that would reasonably be expected to give rise to any such violation by the Company, any of its Subsidiaries or any other party thereto.

Section 4.03      Capitalization.

(a) The authorized capital stock of the Company consists of (i) 75,000,000 shares of Company Common Stock, of which 27,515,691 shares are issued and outstanding and of which 8,402,000 are reserved for issuance upon the Company Class F Stock Conversion and 22,806,009 are reserved for issuance upon the Company Preferred Stock Conversion; (ii) 8,402,000 shares of Class F Stock, of which 8,372,143 shares are issued and outstanding; (iii) 8,000,000 shares of Series A Preferred Stock, all of which are issued and outstanding; (iv) 4,069,600 shares of Series B Preferred Stock, all of which are issued and outstanding; (v) 3,272,475 shares of Series B-1 Preferred Stock, all of which are issued and outstanding; and (vi) 7,463,934 shares of Series C Preferred Stock, of which 6,329,416 shares are issued and outstanding. The rights, preferences, privileges and restrictions of the Company Common Stock, Company Class F Stock and Company Preferred Stock are as stated in the Company Charter. No Company Shares are held in the treasury of the Company and 1,397,094 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Options and other purchase rights (the “Company Share Awards”) granted pursuant to the Company Option Plan or otherwise.

(b) Other than the Company Options and the Company Warrant, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares or other equity or other voting interests in, the Company or any of its Subsidiaries. Except as set forth on Section 4.03(b) of the

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Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, and neither the Company nor any of its Subsidiaries has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares, or other securities or ownership interests in, the Company or any of its Subsidiaries. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company or any of its Subsidiaries is a party, or to the Company’s knowledge, among any holder of Company Shares or any other equity interests or other securities of the Company or any of its Subsidiaries to which the Company or one or more of its Subsidiaries is not a party, with respect to the voting or transfer of the Company Shares or any of the equity interests or other securities of the Company or any of its Subsidiaries.

(c) Section 4.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Share Award outstanding as of the date hereof, if applicable: (i) the name of the Company Share Award recipient; (ii) whether the Company Share Award was granted pursuant to the Company Option Plan; (iii) the number and type of shares of the Company outstanding with respect to such Company Share Award; (iv) the exercise or purchase price of such Company Share Award; (v) the date on which such Company Share Award was granted; and (vi) the date on which such Company Share Award expires. The Company has made available to GCAC in the Virtual Data Room an accurate and complete copy of the Company Option Plan and all forms of award agreements evidencing all outstanding Company Share Awards. No Company Option was granted with an exercise price per share less than the fair market value of the underlying shares of Company Common Stock as of the date such Company Option was granted. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(d) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

(e) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Share Award or Company Option as a result of the proposed Transactions, and (ii) all outstanding Company Shares, all outstanding Company Share Awards and all Company Options, have been issued and granted in compliance with (A) all applicable securities Laws and other applicable Laws and (B) all preemptive rights and other requirements set forth in applicable Contracts to which the Company is a party and the organizational documents of the Company.

(f) Except for the Company Shares held by the stockholders of the Company, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.

(g) All outstanding Company Shares, and all outstanding comparable equity interests in respect of the Company’s Subsidiaries, have been issued and granted in compliance with (i) applicable securities Laws and other applicable Laws and (ii) any preemptive rights and other similar requirements set forth in applicable Contracts to which the Company or any such Subsidiary is a party.

Section 4.04      Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the Company Class F Stock Conversion and the Company Preferred Stock Conversion, the Company Stockholder Approval, which the Written Consent shall satisfy, and, with respect to the

Annex A-22

Merger only, the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement and each other Transaction Document to which the Company is a party and has executed has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by GCAC and Merger Sub and the other parties thereto, as applicable, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and by general equitable principles (the “Remedies Exceptions”). No state takeover Law or similar restrictions are applicable to the Merger or the other Transactions.

Section 4.05      No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions referenced in Section 4.05(b) and set forth on Section 4.05(b) of the Company Disclosure Schedule, including the Written Consent, being made, obtained or given, the consummation of the Merger by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any of its Subsidiaries, (ii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or by which its assets are bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body or commission, or other similar dispute-resolving panel (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, the pre-merger notification requirements of the HSR Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.06      Permits; Compliance.

(a) Each of the Company and its Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their respective properties or to carry on their respective businesses as they are now being conducted (the “Company Permits”). Each Company Permit is in full force and effect in accordance with its terms and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, none of such Company Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions. There are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Company Permit. Each of the Company and its Subsidiaries is in material compliance with all Company Permits applicable to the Company and its Subsidiaries.

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(b) Each of the Company and its Subsidiaries is, and since December 31, 2018 has been, in compliance in all material respects with all applicable Laws. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of any violation of any applicable Law by the Company or its Subsidiaries at any time since December 31, 2018, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries are not in conflict with, or in default, breach or violation of, and, to the Company’s knowledge, there is no event which, with notice or lapse of time or both, would become a default of, any Material Contract, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not, individually or in the aggregate, reasonably be expected to be material to the Company.

Section 4.07      Financial Statements; Internal Controls.

(a) The Company has made available to GCAC in the Virtual Data Room true and complete copies of the audited balance sheets of the Company as of December 31, 2019 and as of December 31, 2020, and the related statements of operations and cash flows of the Company for each of the years then ended (collectively, the “Audited Annual Financial Statements”). Each of the Audited Annual Financial Statements (including the notes thereto) (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and Subsidiaries as of and at the date thereof and for the period indicated therein, except as otherwise noted therein. Each of the PCAOB Audited Financials (as described in Section 7.01(a)) (including the notes thereto), when delivered in accordance with this Agreement (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and its Subsidiaries as of and at the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) The Company has made available to GCAC in the Virtual Data Room true and complete copies of the unaudited balance sheet of the Company as of March 31, 2021 (the “Interim Financial Statements Date”), and the related unaudited statements of operations and cash flows of the Company for the three-month period then ended (collectively, the “Interim Financial Statements”), which are attached as Section 4.07(b) of the Company Disclosure Schedule. The Interim Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except for the omission of footnotes and subject to year-end adjustments) and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and its Subsidiaries as of and at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments.

(c) Except as and to the extent set forth on the Audited Annual Financial Statements or the Interim Financial Statements, or, when delivered, the PCAOB Audited Financials, the Company does not have any liability, debt or obligation of a nature (whether accrued, absolute, contingent or otherwise), required to be reflected on a consolidated balance sheet prepared in accordance with GAAP consistently applied and in accordance with past practice, except for: (i) liabilities that were incurred in the ordinary course of business since the Interim Financial Statements Date, (ii) liabilities or obligations disclosed in the Company Disclosure Schedule or (iii) such other liabilities and obligations which would not, individually or in the aggregate, reasonably expected to be material to the Company. None of the Company or any of its Subsidiaries is a party to, or has any commitment to become a party to, any contract or arrangement that would constitute an “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company on the Audited Annual Financial Statements or the Interim Financial Statements, or, when delivered, the PCAOB Audited Financials.

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(d) Since the Formation Date, (i) none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, its Subsidiaries or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(e) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(f) All accounts receivable of the Company or any of its Subsidiaries reflected on the Interim Financial Statements or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with GAAP and are collectible, subject to bad debts reserved in the Interim Financial Statements. To the knowledge of the Company, such accounts receivables are not subject to valid defenses, setoffs or counterclaims, other than routine credits granted for errors in ordering, shipping, pricing, discounts, rebates, returns in the ordinary course of business and other similar matters. The Company’s reserve for contractual allowances and doubtful accounts is adequate in all material respects and has been calculated in a manner consistent with past practices. Since December 31, 2020, none of the Company or any of its Subsidiaries has modified or changed in any material respect its sales practices or methods, including such practices or methods in accordance with which the Company or any of its Subsidiaries sells goods, fills orders or record sales.

(g) All accounts payable of the Company or any of its Subsidiaries reflected on the Interim Financial Statements or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since December 31, 2020, none of the Company or any of its Subsidiaries has altered in any material respects its practices for the payment of such accounts payable, including the timing of such payment.

(h) The Company and its Subsidiaries maintain systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that the Company and its Subsidiaries maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of the Company’s management and the Company Board; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. The Company has made available to GCAC a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of the Company or any of its Subsidiaries to the Company’s or any of its Subsidiaries’ respective independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of the Company or any of its Subsidiaries to record, process, summarize and report financial data. The Company has no knowledge of any fraud or whistle-blower allegations, whether or not

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material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of the Company or any of its Subsidiaries. Since December 31, 2020, there have been no material changes in the Company’s or any of its Subsidiaries’ respective internal control over financial reporting.

(i) Neither the Company (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s or any of its Subsidiaries’ respective management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

Section 4.08      Absence of Certain Changes or Events.

(a) Since December 31, 2020 and prior to the date of this Agreement, except as otherwise reflected in the Annual Financial Statements or the Interim Financial Statements, or as expressly contemplated by this Agreement, (i) the Company and each of its Subsidiaries has conducted its businesses in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, (ii) neither the Company nor any of its Subsidiaries has sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title or interest in or to any of their respective material assets (including Company Owned IP) other than non-exclusive licenses (or sublicenses of Company Owned IP granted in the ordinary course of business), and (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01.

(b) Since December 31, 2020 through the date hereof, there has not been a Company Material Adverse Effect.

Section 4.09      Absence of Litigation. There is no material Action pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries. None of the Company, any of its Subsidiaries or any property or asset of the Company or any Subsidiary, or any of their respective current or former directors or officers (provided, that any of the following matters involving the directors or officers of the Company or its Subsidiaries must be related to the Company’s or a Subsidiary’s business, equity securities or assets) is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority. In the past five (5) years, none of the current or former officers, senior management or directors of the Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

Section 4.10      Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer, director or consultant, or under which the Company or any Subsidiary has or could incur any liability (contingent or otherwise) (collectively, the “Plans”).

(b) With respect to each Plan, the Company has made available to GCAC in the Virtual Data Room, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust, insurance contract, or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the 2019 filed Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules (or, if not yet filed, the most recent draft thereof), (iv) copies of the most recently received IRS determination, opinion or advisory letter, (v) the

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three (3) most recent nondiscrimination testing reports, and (vi) any material, non-routine correspondence from any Governmental Authority with respect to any Plan since the Formation Date. The Company does not have any commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c) None of the Plans is or was since the Formation Date, nor does the Company or any ERISA Affiliate have or reasonably expect to have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, (iv) a multiple employer welfare arrangement under ERISA, or (v) a voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414(b), (c) or (m) of the Code.

(d) The Company is not, nor will be, obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any Person as a result of any Transaction, nor will any Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any Person. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company being classified as an “excess parachute payment” under Section 280G of the Code and no arrangement exists pursuant to which the Company or any Subsidiary will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax on a payment to such Person.

(e) None of the Plans provides, nor does the Company have or reasonably expect to have any obligation to provide, medical or other welfare benefits to any current or former employee, officer, director or consultant of the Company or any Subsidiary after termination of employment or service except as may be required under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder.

(f) Each Plan is and has been since the Formation Date in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. The Company and its ERISA Affiliates have performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income Tax under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion or advisory letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination, opinion, or advisory letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(h) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan that could reasonably be expected to result in material liability to the Company or any Subsidiary. There have been no acts or omissions by the Company or any ERISA Affiliate that have given or could reasonably be expected to give rise to any material fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any ERISA Affiliate may be liable.

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(i) All contributions, premiums or payments required to be made with respect to any Plan have been, in all material respects, timely made to the extent due or properly accrued on the consolidated financial statements of the Company.

(j) The Company and each ERISA Affiliate has complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(k) The Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010 (“PPACA”), and no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any material liability for penalties or excise Taxes under Sections 4980D or 4980H of the Code or any other provision of the PPACA.

(l) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Plan. No Company Options or other equity-based awards have been issued or granted by the Company are subject to Section 409A of the Code. There is no Contract or plan to which the Company or any Subsidiary is a party or by which it is bound to compensate any employee, consultant, director, or other Person for penalty taxes paid pursuant to Section 409A of the Code.

Section 4.11      Labor and Employment Matters.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company and its Subsidiaries as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual by first and last name the following: (i) title or position (including whether full or part time); (ii) hire date and service date (if different); (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay; (iv) commission, bonus or other incentive based compensation; (v) whether the employee is classified as exempt or non-exempt; and (vi) location. As of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company and its Subsidiaries for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements) in all material respects. Except as set forth in Section 4.11(a) of the Company Disclosure Schedule, (i) each Company Employee is employed “at will” and (ii) the Company has no obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement.

(b) Section 4.11(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all individual independent contractors (including consultants) currently engaged by the Company, along with the each such contractor’s date of retention and rate of remuneration.

(c) (i) There are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by any of their respective current or former employees, a Person alleging to be a current or former employee or any Governmental Authority, relating to any alleged violation of Law or regulation, breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship; (ii) neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been since the Formation Date, a party to, bound by, or negotiating any collective bargaining agreement or other contract

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with a union, works council or labor organization applicable to Persons employed by the Company or any of its Subsidiaries, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before the National Labor Relations Board; and (iv) there has never been, nor, to the knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries.

(d) The Company and each of its Subsidiaries is and has been since the Formation Date in material compliance in all respects with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Laws), immigration, employee classification, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, payment of wages and overtime wages, hours of work, employee scheduling, employee terminations and collective bargaining as required by the appropriate Governmental Authority and are not liable for any material arrears of wages, penalties or other sums for failure to comply with any of the foregoing nor is liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(e) Except as would not be material, (i) all individuals who perform or have performed services for the Company or any of its Subsidiaries have been properly classified under applicable Law (A) as employees or individual independent contractors and (B) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law), (ii) no such individual has been improperly included or excluded from any Plan, and (iii) neither the Company nor any of its Subsidiaries has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

Section 4.12      Real Property; Title to Assets.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 4.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, license or occupancy agreement pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses or occupies any real property (each, a “Lease”), with the name of the lessor or any other party thereto, and the date of the Lease in connection therewith and each material amendment, extension, renewal or guaranty to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to GCAC in the Virtual Data Room. Except as otherwise set forth in Section 4.12(b) of the Company Disclosure Schedule, (i) there are no leases, licenses, subleases, sublicenses, concessions or other Contracts granting to any Person other than the Company or any of its Subsidiaries the right to use or occupy any Leased Real Property, and (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any of its Subsidiaries or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company. Neither the Company nor any of its Subsidiaries, has subleased, sublicensed or otherwise granted to any Person any right to use, occupy or possess any portion of the Leased Real Property.

(c) Other than any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any of its Subsidiaries to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the

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Company. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not, individual or in the aggregate, be material to the Company.

(d) The Company and its Subsidiaries have legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company.

(e) All of the land, buildings, structures and other improvements leased, licensed or otherwise used or occupied by the Company and its Subsidiaries in the conduct of the Business are included in the Leased Real Property.

Section 4.13      Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following that are (as applicable) owned or purported to be owned, used or held for use by the Company or any of its Subsidiaries: (1) Registered Intellectual Property constituting Company Owned IP (showing in each, as applicable, the filing date, date of issuance, and registration or application number, and registrar), (2) all material unregistered Company Owned IP and (3) all Contracts or agreements to use any material Company Licensed IP (other than Contracts for (x) commercially available, “off-the-shelf” Software and Open Source Software, and (y) commercially available Business Systems). The Company IP constitutes all Intellectual Property rights necessary for, or to the knowledge of the Company, otherwise used in, the operation of the business of the Company as currently conducted and is sufficient for the conduct of such business as currently conducted as of the date hereof. For clarity, the Company’s only representations of non-infringement are as set out in Section 4.13(d) hereof. For each patent right listed in Schedule 4.13(a), the Company and its Subsidiaries, and their respective attorneys, agents and relevant employees and other representatives have met their duty of disclosure and candor and good faith as required under 37 C.F.R. § 1.56 and complied with analogous laws and regulations where applicable outside of the United States.

(b) Other than as set forth in Section 4.13(b) of the Company Disclosure Schedule, the Company and its Subsidiaries own and possess, free and clear of all Liens (other than Permitted Liens and non-exclusive licenses), all right, title and interest in and to the Company Owned IP and have the right to use pursuant to a valid and enforceable written contract or license, all material Company Licensed IP. All material Company Owned IP is subsisting, and to the knowledge of the Company, valid and (other than pending applications) enforceable, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filing fees related thereto, in each case due prior to the date hereof, have been duly made.

(c) Each of the Company and its Subsidiaries has taken and takes commercially reasonable actions to maintain, protect and enforce all material Company Owned IP, including the secrecy, confidentiality and value of its trade secrets and other material Confidential Information. Neither the Company nor any of its Subsidiaries has disclosed any trade secrets or other Confidential Information that relates to the Products or is otherwise material to the business of the Company to any other Person other than pursuant to a written confidentiality agreement under which such other Person agrees to maintain the confidentiality and protect such Confidential Information. No funding or facilities of a Governmental Authority or a university, college, other educational institution or research center was used in the development of any Company Owned IP.

(d) Other than as set forth in Section 4.13(d) of the Company Disclosure Schedule, (i) there have been no claims filed and served or material claims threatened in writing, against the Company or any of its Subsidiaries by any Person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company Owned IP, or (B) alleging any infringement or misappropriation of, or other violation of, any Intellectual Property rights of other Persons (including any unsolicited written demands or written offers to license any Intellectual Property rights from any other Person); (ii) the operation of the business of the Company (including the Products) has not and does not infringe, misappropriate or violate, any

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Intellectual Property rights of other Persons; (iii) to the Company’s knowledge, no other Person has infringed, misappropriated or violated any of the Company Owned IP; and (iv) neither the Company nor any of its Subsidiaries has received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing.

(e) Other than as set forth in Section 4.13(e) of the Company Disclosure Schedule, all Persons who have contributed, developed or conceived any Company Owned IP have executed valid and enforceable written agreements with the Company or its Subsidiaries, as applicable, substantially in the form made available to Merger Sub or GCAC in the Virtual Data Room, pursuant to which each Person (i) conveys to the Company or such Subsidiary, as applicable, any and all right, title and interest in and to all Intellectual Property developed by such Person specifically for the Company or such Subsidiary, as applicable, and (ii) obligates such Person to keep any Confidential Information, including trade secrets, of the Company or such Subsidiary, as applicable, confidential both during and after the term of employment or engagement.

(f) Section 4.13(f) of the Company Disclosure Schedule sets forth a list of all Open Source Software that has been used in, incorporated into, integrated or bundled with any Products by the Company or any of its Subsidiaries, and for each such item of Open Source Software, the name and version number of the applicable license.

(g) Neither the Company nor any of its Subsidiaries uses or has used any Open Source Software or any modification or derivative thereof in a manner that would (i) grant or purport to grant to any other Person any rights to or immunities under any of the Company Owned IP, or (ii) subject any of the Company Owned IP to any Reciprocal License.

(h) The Company and each of its Subsidiaries owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient in all material respects for the current needs of the business of the Company and such Subsidiary, as applicable, as currently conducted by the Company and such Subsidiary, as applicable. The Company and each of its Subsidiaries maintains commercially reasonable data backup, data breach, data storage, system redundancy, disaster recovery, business continuity and risk assessment plans, procedures and facilities. The Business Systems controlled by the Company and each of its Subsidiaries (i) are in operating condition and in a good state of maintenance and repair (ordinary wear and tear excepted) and perform the functions necessary to carry on the conduct of the business of the Company and such Subsidiary, as applicable, (ii) conform in all material respects with all representations and warranties established by the Company and such Subsidiary, as applicable, to its customers pursuant to its contractual obligations to its customers, (iii) have been maintained by the Company and such Subsidiary, as applicable, in accordance with its contractual obligations to its customers and (iv) do not contain any virus, software routine or hardware component designed to permit unauthorized access to or disable or otherwise harm any computer, systems or software, or any software routine designed to disable. To the Company’s knowledge, since the Formation Date, there has not been any material failure, breakdown, or other adverse event with respect to any of the Business Systems that are material to the conduct of the business of the Company and its Subsidiaries that has not been remedied or replaced in all material respects.

(i) The Company and each of its Subsidiaries has possession of or access to the source code for each material version of Software owned or purported to be owned by the Company or such Subsidiary, as applicable (“Company Software”), as well as documentation related thereto, sufficient to enable a software developer of reasonable skill to understand, debug, repair, revise, modify, enhance, compile, support and otherwise utilize such Software. Except as set forth on Section 4.13(i) of the Company Disclosure Schedule, to the knowledge of the Company, no Person other than the Company, its Subsidiaries and their respective contractors engaged to provide services relating to the Company Software has possession of or access to or rights in the source code of any Company Software. With respect to all material Company Software, the Company and each of its Subsidiaries is in actual possession and control of the applicable source code, object code, code writes, notes, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Company Software. Neither the Company nor any of its Subsidiaries has

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disclosed source code for Company Software to a third party outside of the scope of a written agreement that reasonably protects the Company’s rights in such source code. Other than pursuant to agreements entered into in the ordinary course of business, no Person other than the Company and its Subsidiaries has any rights to use any Company Software.

(j) The Company and each of its Subsidiaries currently and since the Formation Date have been in material compliance with (i) all Privacy/Data Security Laws applicable to the Company and such Subsidiaries, (ii) any applicable written privacy or other policies of the Company and its Subsidiaries, respectively, published on a Company website or otherwise made publicly available by the Company and each of its Subsidiaries concerning the collection, dissemination, storage or use of Personal Information in the Company’s or Subsidiary’s possession, custody or control, (iii) industry standards to which the Company or any Subsidiary is contractually bound to adhere with respect to Personal Information in the Company’s or Subsidiary’s possession, custody or control, and (iv) all contractual commitments that the Company or any of its Subsidiaries has entered into or is otherwise bound with respect to privacy or data security (collectively, the “Data Security Requirements”). The Company and its Subsidiaries have implemented commercially reasonable data security safeguards to protect the security and integrity of the Business Systems constituting Company Owned IP and any Personal Information in the Company’s or Subsidiary’s possession, custody or control. The employees and contractors of the Company and each of its Subsidiaries receive commercially reasonable training on information security issues. To the Company’s knowledge there is no Disabling Device in any of the Business Systems constituting Company Owned IP or Product components. Since the Formation Date, neither the Company nor any of its Subsidiaries has (i) to the Company’s knowledge, experienced any data security breaches, unauthorized access or use of any of the Business Systems constituting Company Owned IP, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information in the Company’s or Subsidiary’s possession, custody or control; or (ii) been subject to or received notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any claims or complaints regarding the collection, dissemination, storage or use of Personal Information in the Company’s possession, custody or control, or the violation of any applicable Data Security Requirements.

(k) The Company and each of its Subsidiaries (i) owns the Business Data constituting Company Owned IP free and clear of any restrictions other than those imposed by Data Security Requirements, or (ii) has the right, as applicable, to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of the other Business Data, in whole or in part, in the manner in which the Company or such Subsidiary, as applicable, receives and uses such Business Data prior to the Closing Date subject to any restrictions under Data Security Requirements.

(l) Neither the Company nor any of its Subsidiaries is, nor has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company Owned IP.

Section 4.14      Taxes.

(a) The Company and each of its Subsidiaries: (i) has duly and timely filed all material Tax Returns it is required to have filed as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects and were prepared in substantial compliance with all applicable Laws; (ii) has paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that it is required to have paid as of the date hereof to avoid penalties or charges for late payment or has adequately reserved in its Annual Financial Statements; (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); (iv) does not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open. The

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probable and estimable unpaid Taxes of the Company and its consolidated Subsidiaries as of the date of the Interim Financial Statements did not exceed the reserves for Taxes of the Company and its consolidated Subsidiaries set forth in the Interim Financial Statements.

(b) Neither the Company nor any of its Subsidiaries is a party to, is not bound by and does not have an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, and does not have any liability or obligation to any Person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes (an “Ordinary Commercial Agreement”).

(c) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; (v) prepaid amount received prior to the Closing outside the ordinary course of business; or (vi) any election made pursuant to Section 965(h) of the Code on or prior to the Closing Date.

(d) The Company and each of its Subsidiaries has withheld and paid to the appropriate Tax authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party.

(e) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(f) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, or, except pursuant to an Ordinary Commercial Agreement, by contract or otherwise pursuant to applicable Law.

(g) Neither the Company nor any of its Subsidiaries has any request for a closing agreement, private letter ruling, or similar ruling in respect of Taxes pending between the Company, on the one hand, and any Tax authority, on the other hand.

(h) The Company has made available to GCAC in the Virtual Data Room true, correct and complete copies of the U.S. federal income Tax Return filed by the Company for its 2019 tax year.

(i) Neither the Company nor any of its Subsidiaries has, in any year for which the applicable statute of limitations remains open, distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) Neither the Company nor any of its Subsidiaries has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against the Company or any of its Subsidiaries any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith that has not been paid or otherwise resolved in full.

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(l) There are no Tax Liens upon any assets of the Company and its Subsidiaries except for Permitted Liens.

(m) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any of its Subsidiaries has received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) Neither the Company nor any of its Subsidiaries has received written notice of any claim from a Tax authority in a jurisdiction in which the Company or such Subsidiary does not file Tax Returns stating that the Company or such Subsidiary, as applicable, is or may be subject to Tax in such jurisdiction.

(o) For U.S. federal income tax purposes, the Company is, and has been since its formation, classified as a corporation. Section 4.14(o) of the Company Disclosure Schedule sets forth the U.S. federal income tax classification of each Company Subsidiary, and each of the Company Subsidiaries has at all times been treated consistent with such classification.

(p) The Company and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transactions at arm’s-length.

(q) Neither the Company nor any of its Subsidiaries has (i) applied for or received any loan under the Paycheck Protection Program under the CARES Act, (ii) deferred any Taxes under Section 2302 of the CARES Act, the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020, or Notice 2020-65, 2020-38 I.R.B. 567 or claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the FFCRA, or (iii) with respect to (i) or (ii), any corresponding or similar provision of state, local or non-U.S. Tax law. “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136 (as the same may be amended or modified). “FFCRA” means the Families First Coronavirus Response Act (as the same may be amended or modified). Neither the Company nor any Company Subsidiary has filed any amended Tax Return or other claim for a Tax refund as a result of, or in connection with, the carry back of any net operating loss or other attribute to a year prior to the taxable year including the Closing Date under Section 172 of the Code, as amended by Section 2303 of the CARES Act (or any corresponding or similar provision of state, local or non-U.S. law).

(r) The Company, after consultation with its tax advisors, is not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Merger, taken together, from qualifying for the Intended Tax Treatment.

Section 4.15      Environmental Matters.

(a) The Company and each of its Subsidiaries is in material compliance with, and since the Formation Date has not materially violated, applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all permits, licenses and other authorizations required of the Company or such Subsidiary, as applicable, under applicable Environmental Law (“Environmental Permits”), and, to the Company’s knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require material capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) None of the properties currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company and its Subsidiaries (including soils and surface and ground waters) are or have been contaminated with, any Hazardous Substances, and neither the Company nor any Subsidiaries has

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manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Substances, in each case in a manner, quantity or concentration that has given or would reasonably be expected to give rise to any material liability or obligation under applicable Environmental Laws. To the knowledge of the Company, there is not located at any of the properties of the Company or any Subsidiary any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls. Neither the Company nor any of its Subsidiaries is, in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances.

(c) The Company and each of its Subsidiaries has all required Environmental Permits, the Company and each of its Subsidiaries is and has been in compliance in all material respects with such Environmental Permits, and no Action is pending or, to the Company’s knowledge, threatened, to revoke, modify, or terminate any such Environmental Permit.

(d) Neither the Company nor any of its Subsidiaries is the subject of any pending or, or to the Company’s knowledge, threatened Action, nor has the Company nor any of its Subsidiaries received any written notice, alleging any material violation of or, or material liability under, Environmental Laws or its Environmental Permits or relating to Hazardous Substances.

(e) Neither the Company nor any Subsidiary is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Substance.

(f) The Company has provided or made available to GCAC in the Virtual Data Room all material environmental site assessments, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of the Company and its Subsidiaries.

Section 4.16      Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule lists the following types of Contracts and agreements to which the Company or any of its Subsidiaries is a party, excluding for this purpose, any purchase orders submitted by customers and the Plans listed on Section 4.10(a) of the Company Disclosure Schedule (such contracts and agreements as are required to be set forth in Section 4.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) all Contracts and agreements with consideration payable to or by the Company or any of its Subsidiaries, exclusive of postage or interchange, of more than $100,000, in the aggregate, over any 12-month period;

(ii) all Contracts and agreements with suppliers to the Company or any of its Subsidiaries, including those relating to the design, development, manufacture or sale of Products of the Company or any of its Subsidiaries, for expenditures paid or payable by the Company or any of its Subsidiaries of more than $50,000, in the aggregate, over any 12-month period;

(iii) all Contracts with any of the top five (5) customers of the Company and its Subsidiaries, taken as a whole, based on revenue for the fiscal year ended December 31, 2020 or top five (5) suppliers of the Company and its Subsidiaries, taken as a whole, based on amounts paid by the Company and its Subsidiaries, for the fiscal year ended December 31, 2020;

(iv) all material Contracts granting rights to manufacture, produce, assemble, license, market or sell any Products of the Company or any of its Subsidiaries;

(v) all material Contracts with any original equipment manufacturer or “Tier 1” original equipment manufacturer or supplier;

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(vi) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts and agreements to which the Company or any of its Subsidiaries is a party that are material to the business of the Company;

(vii) all management Contracts (excluding Contracts for employment) to the extent material to the business of the Company;

(viii) all Contracts with any directors, officers or employees of the Company or any Subsidiary (other than the Plans listed on Section 4.10(a) of the Company Disclosure Schedule or at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice);

(ix) all Contracts or agreements involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its Subsidiaries or income or revenues related to any Product of the Company or any of its Subsidiaries to which the Company or such Subsidiary, as applicable, is a party;

(x) all Contracts and agreements evidencing Indebtedness in an amount greater than $100,000, and any pledge agreements, security agreements or other collateral agreements in which the Company or any of its Subsidiaries granted to any Person a security interest in or Lien on any of the property or assets of the Company or any of its Subsidiaries, and all agreements or instruments guaranteeing the debts or other obligations of any Person;

(xi) all Contracts establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries;

(xii) any Contract with outstanding obligations for the sale or purchase of personal property (excluding Intellectual Property), fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $250,000 or, together with all related Contracts, in excess of $500,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(xiii) all Contracts and agreements with any Governmental Authority to which the Company or any of its Subsidiaries is a party, other than any Company Permits;

(xiv) all Contracts and agreements that limit, or purport to limit, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time, excluding Contracts as to which any such limit or limits are solely in respect of confidentiality obligations or use restrictions on confidential information exchanged thereunder;

(xv) all Contracts or arrangements that result in any Person holding a power of attorney from the Company that materially relates to the Company, or materially impacts its business;

(xvi) all Leases, and all leases or master leases of personal property, reasonably likely to result in annual payments of $100,000 or more in a 12-month period;

(xvii) all Contracts required to be listed in Section 4.13(a) of the Company Disclosure Schedule;

(xviii) all Contracts which involve the license or grant of rights to Company Owned IP by the Company or any of its Subsidiaries that are material to the business of the Company, other than non-exclusive licenses (or sublicenses) granted in the ordinary course of business;

(xix) all Contracts or agreements under which the Company or any of its Subsidiaries has agreed to purchase goods or services from a vendor, supplier or other Person on a preferred supplier or “most favored supplier” basis;

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(xx) all Contracts or agreements for the development of Company Owned IP for the benefit of the Company or any of its Subsidiaries that are material to the Company, other than employment and consulting agreements entered into on the form of such agreement made available in the Virtual Data Room, without material modification;

(xxi) all Contracts or agreements under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of the Company or any of its Subsidiaries;

(xxii) any Company Affiliate Agreement that will not be terminated at or prior to the Closing;

(xxiii) any Contract that contains an existing obligation (contingent or otherwise) to pay any amounts in respect of indemnification obligations, purchase price adjustment, earn-outs, backend payment, deferred payments or similar obligation;

(xxiv) any Contract that grants to any Person any option, right of first offer or right of first refusal or similar right to purchase, lease, sublease, license, use, possess or occupy any securities, assets or other interest of the Company or any of its Subsidiaries;

(xxv) any principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or any of its Subsidiaries since December 31, 2018 involving consideration in excess of $250,000 of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner); and

(xxvi) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.16 that resulted in revenue or required expenditures in excess of $1,000,000 in the calendar year ended December 31, 2020.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole (i) each Material Contract is a legal, valid and binding obligation of the Company or any of its Subsidiaries, as applicable, and, to the knowledge of the Company, the other parties thereto, and neither the Company nor any of its Subsidiaries is in breach or violation of, or default, or would be in breach or violation of, or default, with the giving of notice or lapse of time or both, under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default, or would be in breach or violation of, or default, with the giving of notice or lapse of time or both, under, any Material Contract; and (iii) neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company, oral claim of any default under any such Material Contract. The Company has furnished or made available to GCAC in the Virtual Data Room true and complete copies, in all respects, of all Material Contracts, including amendments thereto that are material in nature.

Section 4.17      Insurance.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy (including binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance) under which the Company or any of its Subsidiaries is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged. A true, correct and complete copy of each such insurance policy as in effect as of the date hereof has previously been made available to GCAC in the Virtual Data Room.

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(b) With respect to each such material insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), the Company and its Subsidiaries have not received any written notice of cancellation or termination, and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation. Except as disclosed on Section 4.17 of the Company Disclosure Schedule, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.18      Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company, (b) approved this Agreement and the Merger and declared their advisability, and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Merger and directed that this Agreement and the Transactions (including the Merger, the Company Class F Stock Conversion and the Company Preferred Stock Conversion) be submitted for consideration by the Company’s stockholders. The Requisite Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and the other Transaction Documents to which the Company is a party and approve the Transactions. The Written Consent, if executed and delivered by the Company Stockholders that have executed Stockholder Support Agreements, would satisfy the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions. Each Person listed on Section 1.01(E) of the Company Disclosure Schedule, and each other Person (if any) that executes and delivers a Stockholder Support Agreement prior to the effectiveness of the Written Consent, is an executive officer, director, affiliate, founder or family member of a founder or holder of at least five percent (5%) of the voting equity securities of the Company, in each case, within the meaning of the SEC’s Compliance and Disclosure Interpretation 239.13.

Section 4.19      Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no stockholder, director, employee, officer or other affiliate of the Company or any of its Subsidiaries or any of their respective Affiliates or immediate family members (each of the foregoing, a “Related Person”), to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or Products that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any of its Subsidiaries, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; (d) beneficial ownership interest (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or (e) any contractual or other arrangement with the Company or any of its Subsidiaries, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.19 (each of the foregoing, a “Company Affiliate Agreement”). Neither the Company nor any of its Subsidiaries has, since the Formation Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any Related Person (or equivalent thereof) of the Company or such Subsidiary, as applicable, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 4.20      Exchange Act. Neither the Company nor any of Subsidiaries is currently (nor has either previously been) subject to the requirements of Section 12 of the Exchange Act.

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Section 4.21      Brokers. Except as disclosed on Section 4.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.22      Certain Business Practices.

(a) Since the Formation Date, none of the Company, its Subsidiaries, any of their respective directors, officers, or employees or, to the Company’s knowledge, agents, while acting on behalf of the Company or such Subsidiary, as applicable, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any applicable Anti-Corruption Law.

(b) Since the Formation Date, none of the Company, its Subsidiaries, any of their respective directors, officers, or employees or, to the Company’s knowledge, agents (i) is or has been a Sanctioned Person; or (ii) has transacted business with or for the benefit of any Sanctioned Person, unless authorized, or has otherwise violated applicable Sanctions, while acting on behalf of the Company or such Subsidiary, as applicable. Since the Formation Date, the Company, each of its Subsidiaries and their respective directors, officers, and employees, and, to the Company’s knowledge, agents, while acting on behalf of the Company or such Subsidiary, as applicable, have been in compliance in all material respects with applicable Ex-Im Laws.

(c) Since the Formation Date, there have not been any material internal investigations, external investigations to which the Company or any of its Subsidiaries has knowledge of, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any of its Subsidiaries or any of their respective officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

Section 4.23      Registration Statement. The Company represents that the information supplied by the Company for inclusion in the Registration Statement or any current report of GCAC on Form 8-K shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of GCAC, (iii) the time of the GCAC Stockholders’ Meeting, (iv) the Effective Time and (v) in the case of any current report of GCAC on Form 8-K, when such current report is filed, made available, mailed or distributed; provided, however, notwithstanding the foregoing provisions of this Section 4.23, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

Section 4.24      PPP Loan. With respect to the PPP Loan: (i) the Company was eligible pursuant to the Laws relating to the Paycheck Protection Program to apply for and receive the PPP Loan; (ii) the certifications made by the Company in the Borrower Application Forms (Small Business Administration Form 2483) submitted to J.P. Morgan Chase Bank, N.A. were made in good faith and were true and correct in all material respects as and when made; (iii) the Company is in compliance in all material respects with all of the terms and conditions of the PPP Loan and all other requirements of the Laws relating to Paycheck Protection Program; and (v) no directors, officers, managers or employees of the Company or any of its Subsidiaries have been debarred or otherwise prohibited from participating in the Paycheck Protection Program or any U.S. federal government contracting activities.

Section 4.25      Key Customers and Suppliers. Section 4.25 of the Company Disclosure Schedule lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2020 and (b) the period from January 1, 2021 through June 30, 2021, the Key Customers (as defined in the Company Disclosure Schedule) and the ten largest suppliers of goods or services to the Company and its Subsidiaries (the “Key Suppliers”), along with the amounts of such dollar volumes. Neither the Company nor any of its Subsidiaries has received any

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written notice or, to the knowledge of the Company, oral notice from any Key Customer or Key Supplier that such Key Customer or Key Supplier, as applicable, shall not continue as a customer or supplier (directly or indirectly) of the Company or one or more of its Subsidiaries or that such Key Customer or Key Supplier intends to terminate or modify in a material and adverse manner to the Company its direct or indirect relationship with the Company or any of its Subsidiaries in any material respect. To the extent that any Contract with a Key Customer in effect on the date hereof contemplates or requires that the Company or one or more of its Subsidiaries enter into one or more further Contracts with such Key Customer (or another of its Affiliates) (a “Further Key Customer Contract”), (a) each of the Key Customer (and its applicable Affiliates), on the one hand, and the Company or its applicable Subsidiary, on the other hand, is continuing to negotiate in good faith such Further Key Customer Contract and (b) neither the Key Customer (or any of its applicable Affiliates) nor the Company (or its applicable Subsidiary) has provided written notice or, to the knowledge of the Company, oral notice that the other party is not negotiating in good faith such Further Key Customer Contract. To the extent that any Contract with a Key Supplier in effect on the date hereof contemplates or requires that the Company or one or more of its Subsidiaries enter into one or more further Contracts with such Key Supplier (or another of its Affiliates) (a “Further Key Supplier Contract”), (1) each of the Key Supplier (and its applicable Affiliates), on the one hand, and the Company or its applicable Subsidiary, on the other hand, is continuing to negotiate in good faith such Further Key Supplier Contract and (2) neither the Key Supplier (or any of its applicable Affiliates) nor the Company (or its applicable Subsidiary) has provided written notice or, to the knowledge of the Company, oral notice that the other party is not negotiating in good faith such Further Key Supplier Contract. There is no pending or, to the knowledge of the Company, threatened Action by (x) the Company or any of its Subsidiaries against any Key Customer or Key Supplier or any of its respective Affiliates or (y) a Key Customer or Key Supplier any of its respective Affiliates against the Company or any of its Subsidiaries.

Section 4.26      Investment Company Act. Neither the Company nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.27      Books and Records. All of the financial books and records of the Company and its Subsidiaries are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

Section 4.28      Exclusivity of Representations and Warranties; Company’s Investigation and Reliance. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule) or any other Ancillary Agreement, the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its Subsidiaries, their respective Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to GCAC, its Affiliates or any of their respective Representatives by, or on behalf of, the Company or any of its Subsidiaries, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or any other Ancillary Agreement or in the Company Officer’s Certificate, neither the Company nor any other Person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to GCAC, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation, in any other information made available to GCAC, its Affiliates or any of their respective Representatives or any other Person or in the Registration Statement, and any such representations or warranties are expressly disclaimed. The Company and its Representatives have been provided with adequate access to the Representatives, properties, offices and other facilities, books and records of GCAC and other information that they have requested in connection with their investigation of GCAC and the Transactions. The Company is not relying on any statement, representation or warranty, oral or written, express or implied, made by GCAC, Merger Sub or any of their respective Representatives, except as expressly set forth in this Agreement (as modified by the GCAC Disclosure Schedule) or the other Transaction

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Documents. None of GCAC, Merger Sub nor any of its respective shareholders, Affiliates or Representatives shall have any liability to the Company or any of their respective stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials provided to the Company in any form in expectation of the Transactions.

Section 4.29      Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to GCAC’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of GCAC or its Affiliates.

Article V
REPRESENTATIONS AND WARRANTIES OF GCAC AND MERGER SUB

Except as set forth in GCAC’s disclosure schedule delivered by GCAC to the Company in connection with this Agreement (the “GCAC Disclosure Schedule”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced) or in GCAC SEC Reports (excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements), GCAC hereby represents and warrants to the Company as follows:

Section 5.01      Corporate Organization.

(a) Each of GCAC and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not result in a GCAC Material Adverse Effect.

(b) Merger Sub is the only subsidiary of GCAC. Except for Merger Sub, GCAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, business association or other Person.

Section 5.02      Governing Documents. Each of GCAC and Merger Sub has heretofore furnished to the Company complete and correct copies of the GCAC Organizational Documents and Merger Sub Organizational Documents. The GCAC Organizational Documents and Merger Sub Organizational Documents are in full force and effect. Neither GCAC nor Merger Sub is in violation of any of the provisions of the GCAC Organizational Documents or the Merger Sub Organizational Documents.

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Section 5.03      Capitalization.

(a) The authorized capital stock of GCAC consists of (i) 110,000,000 shares of GCAC Common Stock, consisting of (A) 100,000,000 shares of Class A Common Stock (“GCAC Class A Common Stock”) and (B) 10,000,000 shares of Class B Common Stock (“GCAC Class B Common Stock” and, together with the GCAC Class A Common Stock, “GCAC Common Stock”) and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“GCAC Preferred Stock”); provided that, upon the effectiveness of the GCAC Second A&R Charter, the authorized capital stock of GCAC shall be increased as set forth therein. The issued and outstanding capital stock of GCAC as of the date of this Agreement is as set forth on Section 5.03(a) of the GCAC Disclosure Schedule. All outstanding shares of GCAC Class A Common Stock and GCAC Class B Common Stock are validly issued, fully paid and non-assessable and not subject to any preemptive rights, and no shares of GCAC Common Stock are held in the treasury of GCAC. The shares of GCAC Class A Common Stock issuable in respect of GCAC’s private placement warrants (as described in the Prospectus) and GCAC Public Warrants (collectively, the “GCAC Warrants”) are as set forth on Section 5.03(a) of the GCAC Disclosure Schedule. As of the date of this Agreement, there are no shares of GCAC Preferred Stock issued and outstanding. Each GCAC Warrant is exercisable for one share of GCAC Class A Common Stock at an exercise price of $11.50.

(b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share (the “Merger Sub Common Stock”), 1,000 of which are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by GCAC free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c) All outstanding shares of GCAC Common Stock and GCAC Warrants have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the GCAC Organizational Documents.

(d) Assuming the effectiveness of the filing of the GCAC Second A&R Charter, the Per Share Stock Consideration being delivered by GCAC hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the GCAC Organizational Documents and any other Ancillary Agreement. The Per Share Stock Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other Person’s rights therein or with respect thereto.

(e) Except for securities issued or to be issued pursuant to the Subscription Agreements, securities issued by GCAC as permitted by this Agreement and the Sponsor Warrants, GCAC has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of GCAC or obligating GCAC to issue or sell any shares of capital stock of, or other equity interests in, GCAC. All shares of GCAC Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither GCAC nor any subsidiary of GCAC is a party to, or otherwise bound by, and neither GCAC nor any subsidiary of GCAC has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the Transaction Documents, GCAC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of GCAC Common Stock or any of the equity interests or other securities of GCAC or any of its subsidiaries. Except with respect to the Redemption Rights and the GCAC Warrants, there are no outstanding contractual obligations of GCAC to repurchase, redeem or otherwise acquire any shares of GCAC Common Stock. There are no outstanding contractual obligations of GCAC to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

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Section 5.04      Authority Relative to This Agreement; Vote Required.

(a) Each of GCAC and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and, upon receipt of the GCAC Stockholder Approval and the sole stockholder approval of Merger Sub and the effectiveness of the filing of the GCAC Second A&R Charter, to perform its respective obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of GCAC and Merger Sub and the consummation by each of GCAC and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action, and, except for the GCAC Stockholder Approval and the sole stockholder approval of Merger Sub and the effectiveness of the filing of the GCAC Second A&R Charter, no other corporate proceedings on the part of GCAC or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the effectiveness of the filing of the GCAC Second A&R Charter and the appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by GCAC and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of GCAC or Merger Sub, enforceable against GCAC or Merger Sub in accordance with its terms subject to the Remedies Exceptions.

(b) The affirmative vote of (i) holders of a majority of the outstanding shares of GCAC Class A Common Stock and GCAC Class B Common Stock, voting together as a single class, shall be required to approve the Transaction Proposal, (ii) a majority of the votes cast by the holders of shares of GCAC Class A Common Stock and GCAC Class B Common Stock, voting together as a single class, present in person or represented by proxy at the GCAC Stockholders’ Meeting shall be required to approve the Nasdaq Proposal, (iii) holders of a majority of the outstanding shares of GCAC Class A Common Stock and GCAC Class B Common Stock, voting together as a single class, shall be required to approve the A&R Charter Proposal, (iv) (A) holders of a majority of the outstanding shares of GCAC Class A Common Stock and GCAC Class B Common Stock, voting together as a single class, and (B) holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a single class, shall be required to approve the Charter Amendment Proposal, and (v) a majority of the votes cast by the holders of shares of GCAC Class A Common Stock and GCAC Class B Common Stock, voting together as a single class, present in person or represented by proxy at the GCAC Stockholders’ Meeting shall be required to approve the Equity Plan Proposals, in each case, assuming a quorum is present to approve. The GCAC Proposals are the only votes of any of GCAC’s capital stock necessary in connection with the entry into this Agreement by GCAC, and the consummation of the transactions contemplated hereby, including the Closing (the approval by GCAC Stockholders of all of the foregoing, collectively, the “GCAC Stockholder Approval”).

Section 5.05      No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of GCAC and Merger Sub do not, and (in the case of GCAC), upon the receipt of the GCAC Stockholder Approval and the sole stockholder approval of Merger Sub and the effectiveness of the filing of the GCAC Second A&R Charter, the performance of this Agreement by each of GCAC and Merger Sub will not, (i) conflict with or violate the GCAC Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of GCAC or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of GCAC or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of GCAC or Merger Sub is a party or by which each of GCAC or Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii),

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for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a GCAC Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of GCAC and Merger Sub do not, and the performance of this Agreement by each of GCAC and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover Laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate charter amendment and merger documents as required by the DGCL, (ii) the filing and effectiveness of appropriate merger documents as required by the DGCL, (iii) the effectiveness of the filing of the GCAC Second A&R Charter and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent GCAC or Merger Sub from performing its material obligations under this Agreement.

Section 5.06      Compliance. Neither GCAC nor Merger Sub is or has been since its formation in conflict with, or in default, breach or violation of, (a) any Law applicable to GCAC or Merger Sub or by which any property or asset of GCAC or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which GCAC or Merger Sub is a party or by which GCAC or Merger Sub or any property or asset of GCAC or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a GCAC Material Adverse Effect. Each of GCAC and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for GCAC or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

Section 5.07      SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) Except as set forth on Section 5.07(a) of the GCAC Disclosure Schedule, GCAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since February 2, 2021, together with any amendments, restatements or supplements thereto (collectively, the “GCAC SEC Reports”). GCAC has heretofore furnished to the Company true and correct copies of any material amendments and modifications that have not been filed by GCAC with the SEC to all agreements, documents and other instruments that previously had been filed by GCAC with the SEC and are currently in effect. As of their respective dates, the GCAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of GCAC has filed with the SEC on a timely basis all documents required with respect to GCAC by Section 16(a) of the Exchange Act.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the GCAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of GCAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). GCAC has no off-

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balance sheet arrangements that are not disclosed in the GCAC SEC Reports. No financial statements other than those of GCAC are required by GAAP to be included in the consolidated financial statements of GCAC.

(c) Except as and to the extent set forth in the GCAC SEC Reports, neither GCAC nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for (i) liabilities that were incurred in the ordinary course of GCAC’s or Merger Sub’s business, (ii) liabilities or obligations disclosed in the GCAC Disclosure Schedule or (iii) such other liabilities and obligations which would not, individually or in the aggregate, reasonably be expected to be material to GCAC.

(d) GCAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(e) GCAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to GCAC and other material information required to be disclosed by GCAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to GCAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting GCAC’s principal executive officer and principal financial officer to material information required to be included in GCAC’s periodic reports required under the Exchange Act.

(f) GCAC maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that GCAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. GCAC has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of GCAC to GCAC’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of GCAC to record, process, summarize and report financial data. GCAC has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of GCAC. Since February 2, 2021, there have been no material changes in GCAC internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by GCAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of GCAC and GCAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither GCAC (including any employee thereof) nor GCAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by GCAC, (ii) any fraud, whether or not material, that involves GCAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by GCAC or (iii) any claim or allegation regarding any of the foregoing.

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(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the GCAC SEC Reports. To the knowledge of GCAC, none of the GCAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(j) Neither GCAC nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.08      Absence of Certain Changes or Events. (a) Since February 2, 2021, except as expressly contemplated by this Agreement, GCAC has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority and (b) since December 31, 2020 through the date of this Agreement there has not been any GCAC Material Adverse Effect.

Section 5.09      Absence of Litigation. There is no Action pending or, to the knowledge of GCAC, threatened against GCAC, or any property or asset of GCAC, before any Governmental Authority. Neither GCAC nor any material property or asset of GCAC, nor any of its current or former directors or officers (provided, that any of the following matters involving the directors or officers of GCAC must be related to the Company’s or a Subsidiary’s business, equity securities or assets) is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of GCAC, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority. In the past five (5) years, none of the current or former officers, senior management or directors of GCAC have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

Section 5.10      Board Approval.

(a) The GCAC Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of GCAC and its stockholders, (ii) determined that the fair market value of the Company is equal to at least 80% of the net assets held in the Trust Account (net of amounts withdrawn to fund regulatory compliance costs and to pay Taxes and excluding the amount of any deferred underwriting discount), (iii) approved the transactions contemplated by this Agreement as a Business Combination, (iv) approved this Agreement and the Transactions and declared their advisability, and (v) resolved to recommend that the stockholders of GCAC approve each of the matters requiring GCAC Stockholder Approval, including each of the GCAC Proposals, and directed that this Agreement and the Merger as well as the other GCAC Proposals, be submitted for consideration by the stockholders of GCAC at the GCAC Stockholders’ Meeting.

(b) The board of directors of Merger Sub has approved and declared advisable, this Agreement and the Transactions, and GCAC, in its capacity as the sole stockholder of Merger Sub shall approve and adopt this Agreement by written consent following its execution.

Section 5.11      No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and have not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement or the Transaction Documents.

Section 5.12      Brokers. Except as set forth on Section 5.12 of the GCAC Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of GCAC or Merger Sub.

Section 5.13      GCAC Trust Fund. As of the date of this Agreement, GCAC has no less than one hundred seventy-two million five hundred thousand dollars ($172,500,000) in the trust fund established by GCAC for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”), having a maturity of 185 days or less, or in money

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market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company, a New York Corporation (the “Trustee”) pursuant to the Investment Management Trust Agreement, made effective as of January 21, 2021, between GCAC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is a valid and binding obligation of GCAC and is in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. GCAC has complied in all material respects with the terms of the Trust Agreement and is not in material breach thereof or material default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a material breach or material default by GCAC or the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between GCAC and the Trustee that would cause the description of the Trust Agreement in the GCAC SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of GCAC, that would entitle any Person (other than stockholders of GCAC who shall have elected to redeem their shares of GCAC Class A Common Stock pursuant to the Redemption) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except as set forth in GCAC’s organizational documents and the Prospectus. As of the date hereof, there are no Actions pending or, to the knowledge of GCAC, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, GCAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to GCAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of GCAC due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to stockholders of GCAC who shall have exercised their Redemption Rights and (b) to the Trustee for fees and costs incurred in accordance with the Trust Agreement.

Section 5.14      Employees. Other than any officers as described in the GCAC SEC Reports and consultants and advisors in the ordinary course of business or in connection with GCAC’s or Sponsor’s identification, evaluation, negotiation or consummation of a Business Combination, GCAC and Merger Sub have never employed any employees or retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by GCAC’s officers and directors in connection with activities on GCAC’s behalf in an aggregate amount not in excess of the amount of cash held by GCAC outside of the Trust Account, GCAC has no unsatisfied material liability with respect to any officer or director. GCAC and Merger Sub have never and do not currently maintain, sponsor, or contribute to or have any direct or material liability under any Employee Benefit Plan.

Section 5.15      Taxes.

(a) GCAC and Merger Sub (i) have duly and timely filed all material Tax Returns they are required to have filed as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects and were prepared in substantial compliance with all applicable Laws; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are required to have paid as of the date hereof to avoid penalties or charges for late payment; (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open; and (v) have provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of GCAC, for any Taxes of GCAC as of the date of such financial statements that have not been paid.

(b) Neither GCAC nor Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement or has a liability or obligation to any Person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case other than an Ordinary Commercial Agreement.

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(c) Neither GCAC nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; (v) prepaid amount received prior to the Closing outside the ordinary course of business; or (vi) any election made pursuant to Section 965(h) of the Code on or prior to the Closing Date.

(d) Each of GCAC and Merger Sub has withheld and paid to the appropriate Tax authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party.

(e) Neither GCAC nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(f) Neither GCAC nor Merger Sub has any liability for the Taxes of any Person (other than GCAC and Merger Sub) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, or, except pursuant to an Ordinary Commercial Agreement, by contract or otherwise pursuant to applicable Law.

(g) Neither GCAC nor Merger Sub has any request for a closing agreement, private letter ruling, or similar ruling in respect of Taxes pending between GCAC or Merger Sub, on the one hand, and any Tax authority, on the other hand.

(h) Neither GCAC nor Merger Sub has in any year for which the applicable statute of limitations remains open distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Neither GCAC nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against GCAC or Merger Sub any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith that has not been paid or otherwise resolved in full.

(k) There are no Tax Liens upon any assets of GCAC or Merger Sub except for Permitted Liens.

(l) Neither GCAC nor Merger Sub has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither GCAC nor Merger Sub has received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(m) Neither GCAC nor Merger Sub has received written notice of any claim from a Tax authority in a jurisdiction in which GCAC or Merger Sub does not file Tax Returns stating that GCAC or Merger Sub is or may be subject to Tax in such jurisdiction.

(n) For U.S. federal income tax purposes, each of GCAC and Merger Sub is, and has been since its formation, classified as a corporation.

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(o) Neither GCAC nor Merger Sub has (i) applied for or received any loan under the Paycheck Protection Program under the CARES Act, (ii) deferred any Taxes under Section 2302 of the CARES Act, the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020, or Notice 2020-65, 2020-38 I.R.B. 567 or claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the FFCRA, or (iii) with respect to (i) or (ii), any corresponding or similar provision of state, local or non-U.S. Tax law.

(p) GCAC and Merger Sub, after consultation with their tax advisors, are not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Merger, taken together, from qualifying for the Intended Tax Treatment.

Section 5.16      Registration and Listing. The issued and outstanding GCAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “GCACU.” The issued and outstanding shares of GCAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “GCAC.” The issued and outstanding GCAC Warrants that were included as part of the GCAC Units (the “GCAC Public Warrants”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “GCACW.” As of the date of this Agreement, there is no Action pending or, to the knowledge of GCAC, threatened in writing against GCAC by the Nasdaq or the SEC with respect to any intention by such entity to deregister the GCAC Units, the shares of GCAC Class A Common Stock, or GCAC Warrants or terminate the listing of GCAC on the Nasdaq Capital Market. None of GCAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the GCAC Units, the shares of GCAC Class A Common Stock, or the GCAC Warrants under the Exchange Act.

Section 5.17      Registration Statement. GCAC represents that the information supplied by GCAC for inclusion in the Registration Statement shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of GCAC, (iii) the time of the GCAC Stockholders’ Meeting, and (iv) the Effective Time; provided, however, that GCAC makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to GCAC by or on behalf of the Company specifically for inclusion in the Registration Statement.

Section 5.18      Subscription Agreements. GCAC has delivered to the Company a true, correct and complete copy of each Subscription Agreement to be executed contemporaneously with this Agreement, pursuant to which certain Investors have committed, subject to the terms and conditions therein, to purchase an aggregate of 5,850,000 shares of GCAC Class A Common Stock. To the knowledge of GCAC, immediately following its execution and delivery by the parties thereto, each Subscription Agreement will be in full force and effect and a legal, valid and binding upon GCAC and the applicable Investor, enforceable in accordance with its terms, subject to the Remedies Exceptions. As of the date hereof, there are no side letters or Contracts to which GCAC or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by each Subscription Agreement or the transactions contemplated hereby other than as expressly set forth in this Agreement, each Subscription Agreement or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. GCAC has fully paid any and all commitment fees or other fees required in connection with each Subscription Agreement that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to each Subscription Agreement. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in each Subscription Agreement, other than as expressly set forth in each Subscription Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of GCAC or, to the knowledge of GCAC as of the date hereof, any Investor, (ii) constitute a failure to satisfy a condition on the part of GCAC or, to the knowledge of GCAC as of the date hereof, the applicable Investor or (iii) to the knowledge of GCAC as of the date hereof, result in any portion of the amounts to be paid by each Investor in accordance with each Subscription Agreement being unavailable on the Closing Date.

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Section 5.19      Affiliate Agreements. Except for, (x) in the case of any employee, officer or director, any employment Contract or (y) Contract with respect to the issuance of equity in GCAC, to the knowledge of GCAC, none of GCAC or any of its Subsidiaries is a party to any material transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of any of GCAC or its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the GCAC or its Subsidiaries as of the date hereof or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing that is required to be disclosed pursuant to Item 404 of Regulation S-K that has not been disclosed.

Section 5.20      GCAC’s and Merger Sub’s Investigation and Reliance. Each of GCAC and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by GCAC and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. GCAC and its Representatives have been provided with reasonable access to the Representatives, properties, offices and other facilities, books and records of the Company and its Subsidiaries and other information that they have requested in connection with their investigation of the Company, its Subsidiaries and the Transactions. Neither GCAC nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of their respective Representatives, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or the other Transaction Documents. Neither the Company nor any of its respective shareholders, Affiliates or Representatives shall have any liability to GCAC or Merger Sub or any of their respective stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials made available to GCAC and Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions except as set forth in this Agreement and the other Transaction Documents. Neither the Company nor any of its stockholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and the other Transaction Documents. GCAC and Merger Sub each acknowledge and agreement to the representations and warranties set forth in Section 4.28 hereof.

Article VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01      Conduct of Business by the Company Pending the Merger.

(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement in accordance with the terms hereof, except as (1) expressly required by any other provision of this Agreement or any other Ancillary Agreement, (2) expressly set forth in Section 6.01 of the Company Disclosure Schedule, and (3) as required by applicable Law, unless GCAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) the Company shall conduct its business in the ordinary course of business and in a manner consistent with past practice; and

(ii) the Company shall use its reasonable best efforts to (A) preserve substantially intact the business organization of the Company, to keep available the services of the current officers, key employees and consultants of the Company and to preserve the current relationships of the Company with customers, suppliers and other Persons with which the Company has significant business relations and (B) maintain all insurance policies of the Company or substitutes therefor.

(b) By way of amplification and not limitation, except as (1) expressly required by any other provision of this Agreement or any Ancillary Agreement, (2) as expressly set forth in Section 6.01 of the Company Disclosure Schedule, and (3) as required by applicable Law, the Company shall not, and shall not permit any of its

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Subsidiaries to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of GCAC (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its certificate of incorporation, bylaws or other organizational documents;

(ii) issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock (or comparable equity interest) of the Company or any of its Subsidiaries, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including any phantom interest), of the Company or any of its Subsidiaries, or engage in any hedging transaction with a third person with respect to any such securities; provided that the exercise or settlement of any Company Options in the ordinary course of business shall not require the consent of GCAC; or (B) any material assets of the Company and its Subsidiaries taken as a whole; and provided, further, that between the date of this Agreement and the Effective Time, the Company may without the prior written consent of GCAC grant options to purchase up to an aggregate of 700,000 of the Remaining Shares to new employees or new consultants of the Company pursuant to the Company Option Plan, it being hereby acknowledged and agreed by the Company and GCAC that if any such options are granted by the Company during such period, the maximum number of shares of GCAC Class A Common Stock that may be issued pursuant to the GCAC 2021 Equity Incentive Plan shall be reduced at the Effective Time by a number of shares equal to the product of (A) the sum of (x) the number of shares that are subject to any such options that are outstanding at the Effective Time and become Converted Options pursuant to Section 3.01(e) and (y) the number of shares of Company Common Stock (if any) that are issued pursuant to such options prior to the Effective Time, multiplied by (B) the Per Share Stock Consideration;

(iii) acquire any equity interest or other interest in any other Person, enter into a joint venture or business association with any other Person or establish any Subsidiary;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (or comparable equity interest);

(v) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock (or comparable equity interest), other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities, copies of which have been provided or made available to GCAC;

(vi) (A) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof or purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof; or (B) incur any Indebtedness for borrowed money or otherwise or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or intentionally grant any security interest in any of its assets except, with respect to this clause (B), the incurrence of Indebtedness for borrowed money pursuant to the instruments listed on Section 6.01(b)(vi) of the Company Disclosure Schedule in an amount not to exceed five million dollars ($5,000,000) in the aggregate;

(vii) (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current director, officer, employee or consultant of the Company or any of its Subsidiaries other than in the ordinary course of business, consistent with past practice, and in any event not in the

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aggregate by more than five percent (5%); provided, that, any such increase shall only take the form of cash and shall not include any Equity Equivalents or any increase that would be required to be disclosed in a filing with the SEC on Form 8-K if the Company were subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the Exchange Act, (B) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (D) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, or (E) hire any new employee whose individual annual base compensation shall exceed $250,000, except that the Company may (1) provide increases in salary, wages, bonuses or benefits to employees as required or permitted under any Plan or other employment or consulting agreement in effect on the date of this Agreement, (2) change the title of its employees in the ordinary course of business, (3) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans existing on the date of this Agreement, (4) enter into the retention agreements with executive officers, key employees or directors in the amounts set forth on Section 6.01(b)(vii) of the Company Disclosure Schedule, and (5) grant stock options pursuant to the second proviso of Section 6.01(b)(ii);

(viii) other than as required by Law or pursuant to the terms of a plan or an agreement entered into prior to the date of this Agreement and reflected and quantified on Section 4.10(a) of the Company Disclosure Schedule, grant any severance or termination pay to, any employee or director or officer of the Company or any of its Subsidiaries other than in the ordinary course of business, consistent with past practice;

(ix) adopt, amend or terminate any Plan or any Employee Benefit Plan that would be a Plan if in effect as of the date hereof except as may be required by applicable Law, as is necessary in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business;

(x) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(xi) materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any of its Subsidiaries’ respective material rights thereunder, in each case in a manner that is adverse to the Company and its Subsidiaries taken as a whole;

(xii) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Company IP, or transfer or license to any Person any Company IP (excluding non-exclusive licenses of Company IP in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any trade secrets;

(xiii) waive, release, assign, settle or compromise any Action (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only confidentiality

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obligations and the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $250,000 individually or $500,000 in the aggregate;

(xiv) enter into, amend, modify or terminate or waive, assign or transfer any rights under any Lease;

(xv) acquire or dispose of any interest in real property or fail to exercise any rights of renewal under any Lease that by its terms would otherwise expire;

(xvi) enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement;

(xvii) enter into, renew, amend or terminate any Company Affiliate Agreement or any transaction with any Related Person, other than the Employment Agreements;

(xviii) fail to maintain its existence or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by this Agreement);

(xix) other than Contracts with suppliers and customers entered into in the ordinary course of business, enter into any Contract that would qualify as a Material Contract if entered into as of the date hereof;

(xx) make any capital expenditures (or commitment to make any capital expenditures) that exceed $1,500,000 in the aggregate, other than any (A) capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, which has been made available to GCAC and (B) capitalized Contract costs associated with new or existing customers;

(xxi) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xxii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xxiii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xxiv) close or materially reduce its business activities, or effect any mass layoff or other mass personnel reduction, at any of its facilities;

(xxv) sell, lease, exclusively license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than in the ordinary course of business consistent with past practice;

(xxvi) enter into any agreement, or legally binding understanding or arrangement, with respect to the voting of equity securities of the Company;

(xxvii) take any action that would reasonably be expected to significantly delay or significantly impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

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(xxviii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice; or

(xxix) enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from GCAC to do any of the foregoing if obtaining such consent would reasonably be expected to violate applicable Law, and nothing contained in this Section 6.01 shall give to GCAC, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company prior to the Closing Date. Prior to the Closing Date, each of GCAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

Section 6.02      Conduct of Business by GCAC and Merger Sub Pending the Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the PIPE Investment), and except as set forth on Section 6.02 of GCAC’s Disclosure Schedule and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), GCAC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of GCAC and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the PIPE Investment), or in connection with the terms and conditions of, any Subscription Agreement, as set forth on Section 6.02 of the GCAC Disclosure Schedule or as required by applicable Law (including as may be requested or compelled by any Governmental Authority), neither GCAC nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend or otherwise change the GCAC Organizational Documents or Merger Sub Organizational Documents or form any subsidiary of GCAC other than Merger Sub, other than to effectuate the GCAC Second A&R Charter and the GCAC A&R Bylaws;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the GCAC Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the GCAC Common Stock or GCAC Warrants except for redemptions from the Trust Fund that are required pursuant to the GCAC Organizational Documents;

(d) issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of GCAC or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including any phantom interest), of GCAC or Merger Sub, except (i) in connection with conversion of the GCAC Class B Common Stock pursuant to the GCAC Organizational Documents, (ii) to permitted transferees under that certain letter agreement among GCAC and certain other Persons entered into in connection with GCAC’s initial public offering, (iii) in connection with the Transactions (including the transactions contemplated by the Subscription Agreements), and (iv) that following the date hereof, with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), GCAC shall be permitted to enter into Subscription Agreements with one or more additional Investors for the subscription of shares of GCAC Class A Common Stock having an aggregate purchase price not to exceed forty-one and a half million ($41,500,000);

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(e) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other Person;

(f) incur any Indebtedness or assume, guarantee, endorse or otherwise become responsible for any such indebtedness of another Person or Persons, make any loans or advances, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of GCAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, in excess of $100,000 individually or $250,000 in the aggregate, except in the ordinary course of business, and provided, that this Section shall not prevent GCAC from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE investment and any costs and expenses necessary for an extension of the deadline by which GCAC must complete its business combination), up to aggregate additional Indebtedness in an amount not to exceed $1,000,000;

(g) make any material tax election, amend a material Tax Return, settle or compromise any material United States federal, state, local or non-United States income Tax liability, change any method of accounting for Tax purposes or surrender any right to a refund of material Taxes;

(h) make any change in financial accounting methods, principles or practices of GCAC, except insofar as may have been required by a change in GAAP or applicable Law;

(i) acquire any equity interest or other interest in any other entity or enter into a joint venture or business association with any other Person;

(j) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that result solely in customary confidentiality obligations and monetary obligations of GCAC and its Subsidiaries not in excess of $250,000 individually or $500,000 in the aggregate;

(k) hire any employees or adopt, become obligated to contribute to, enter into or incur incremental liability (contingent or otherwise) under any Employee Benefit Plan of GCAC;

(l) enter into, renew or amend in any material respect, any Contract with any Affiliate of GCAC;

(m) liquidate, dissolve, reorganize or otherwise wind up the business and operations of GCAC or Merger Sub;

(n) amend the Trust Agreement in any manner adverse to GCAC;

(o) take any action that would reasonably be expected to significantly delay or significantly impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(p) other than as set forth in the GCAC Certificate of Incorporation, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

Nothing in this Section 6.02 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of GCAC prior to the Closing Date. Prior to the Closing Date, each of GCAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

Section 6.03      Waiver of Claims Against Trust. Reference is made to the final prospectus of GCAC, dated as of January 29, 2021 and filed with the SEC (Registration No. 333-248087) on February 2, 2021 (the “Prospectus”). The Company hereby represents and warrants that it has read the Prospectus and understands that GCAC has established

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the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of GCAC’s public stockholders (including overallotment shares acquired by GCAC’s underwriters the “Public Stockholders”), and that, except as otherwise described in the Prospectus, GCAC may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their GCAC Class A Common Stock pursuant to the Redemption in connection with the consummation of GCAC’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if GCAC fails to consummate a Business Combination within eighteen (18) months after the closing of the IPO, subject to extension by amendment to GCAC’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any Taxes, or (d) to GCAC after or concurrently with the consummation of a Business Combination. For and in consideration of GCAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its controlled Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its controlled Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the Transaction Documents or any proposed or actual business relationship between GCAC or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company on behalf of itself and its controlled Affiliates hereby irrevocably waives any Released Claims that the Company or any of its controlled Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations or Contracts with GCAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with GCAC or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by GCAC and its Affiliates to induce GCAC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its controlled Affiliates under applicable Law. To the extent the Company or any of its controlled Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to GCAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against GCAC or its Representatives, the Company hereby acknowledges and agrees that the Company’s and its controlled Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company or its controlled Affiliates (or any Person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Company or any of its controlled Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to GCAC or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders of GCAC, whether in the form of money damages or injunctive relief, GCAC and its Representatives, as applicable, shall be entitled to recover from the Company and its controlled Affiliates the associated legal fees and costs in connection with any such action, in the event GCAC or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Agreement. Notwithstanding anything to the contrary in this Section 6.03, any action by any non-controlled Affiliate of the Company that, if taken by the Company or one of its controlled Affiliates, would be a breach of this Section 6.03 shall constitute a breach of this Section 6.03 by the Company and for which the Company shall be liable.

Section 6.04      PPP Loan. The Company shall use reasonable best efforts to do one of the following: (a) obtain a consent under the PPP Loan prior to Closing so there is no default or event of default arising under the PPP Loan from the Merger or the other Transactions, (b) submit the applicable forgiveness application for the PPP Loan in accordance

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with applicable requirements of applicable Law prior to Closing and obtain forgiveness of outstanding amounts under the PPP Loan or (c) submit the applicable forgiveness application for the PPP Loan in accordance with applicable requirements of applicable Law prior to Closing and substantially concurrently deposit funds into an escrow account with the lender equal to the outstanding amounts under the PPP Loan until a determination as to whether such amounts will be forgiven is made.

Article VII
ADDITIONAL AGREEMENTS

Section 7.01      Registration Statements; Proxy Statement; Consent Solicitation Statement.

(a) After the execution of this Agreement, GCAC (with the assistance and cooperation of the Company as reasonably requested by GCAC) shall use commercially reasonable efforts to prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) within ten (10) Business Days after GCAC’s receipt of the PCAOB Audited Financials from the Company, and if not within such ten (10)-Business Day period, as promptly as practicable thereafter, in connection with the registration under the Securities Act of the GCAC Class A Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement and the Consent Solicitation Statement; provided, that if the Unaudited Interim Financial Statements are required pursuant to Form S-4 and Regulation S-X to be included in the Registration Statement, references in this sentence to “PCAOB Audited Financial Statements” shall be replaced with “PCAOB Audited Financial Statements and the Unaudited Interim Financial Statements”. The Registration Statement shall include for registration all shares of GCAC Class A Common Stock issued under this Agreement, including the Earnout Shares.

(b) GCAC agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) the approval of the Business Combination (as defined in the GCAC Certificate of Incorporation) and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) the adoption and approval of the GCAC Second A&R Charter (the “A&R Charter Proposal”), (iii) to the extent required by the Nasdaq listing rules, the approval of the issuance of the aggregate Per Share Stock Consideration and the Earnout Shares together with the GCAC Class A Common Stock pursuant to the Subscription Agreements (the “Nasdaq Proposal”), (iv) the approval and adoption of the GCAC 2021 Equity Incentive Plan (the “GCAC Equity Incentive Plan Proposal”), (v) the approval and adoption of the GCAC Employee Stock Purchase Plan (the “ESPP Proposal,” and together with the GCAC Equity Incentive Plan Proposal, the “Equity Plan Proposals”), (vi) adjournment of the GCAC Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (vii) the approval of any other proposals reasonably agreed by GCAC and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, the Second A&R Charter Proposal, the Nasdaq Proposal, and the Equity Plan Proposals, the “GCAC Proposals”). The Proxy Statement shall also include the Redemption and the opportunity for the public holders of GCAC’s Class A Common Stock to redeem such shares in accordance with the Redemption. The GCAC Equity Incentive Plan Proposal shall provide that an aggregate number of shares of GCAC Class A Common Stock equal to the percentage set forth on Section 7.01(b) of the Company Disclosure Schedule of the outstanding shares of GCAC Class A Common Stock as of Closing shall be reserved for issuance pursuant to the GCAC 2021 Equity Incentive Plan, subject to annual increases as provided therein, and the ESPP Proposal shall provide that an aggregate number of shares of GCAC Class A Common Stock equal to the percentage set forth on Section 7.01(b) of the Company Disclosure Schedule of the outstanding shares of GCAC Class A Common Stock as of Closing shall be reserved for issuance pursuant to the GCAC Employee Stock Purchase Plan, subject to annual increases as provided therein. Without the prior written consent of the Company, the GCAC Proposals shall be the only matters (other than procedural matters) which GCAC shall propose to be acted on by GCAC’s stockholders at the GCAC Stockholders’ Meeting.

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(c) GCAC and the Company each shall use their commercially reasonable efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after the Registration Statement becomes effective, GCAC shall cause the Proxy Statement to be mailed to GCAC Stockholders and the Company shall mail or otherwise deliver the Consent Solicitation Statement to the Company Stockholders. Each of GCAC and the Company shall promptly furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement, Proxy Statement and Consent Solicitation Statement.

(d) GCAC and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the GCAC Common Stock to be issued or issuable to the stockholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of GCAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(e) If, at any time prior to the Effective Time, any event or circumstance relating to GCAC or Merger Sub, or their respective officers or directors, should be discovered by GCAC which should be set forth in an amendment or a supplement to the Registration Statement, GCAC shall promptly inform the Company and as promptly as practicable file with the SEC such amendment or supplement and, to the extent required by applicable Law, mail it to the GCAC stockholders. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement, the Company shall promptly inform GCAC. Each of GCAC and the Company shall use its commercially reasonable efforts to cause all documents that GCAC and the Company are responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Any filing of, or amendment or supplement to the Proxy Statement or the Registration Statement or any amendment or supplement to the Consent Solicitation Statement, will be provided by GCAC or the Company, as the case may be, to the respective other party for review, and each of GCAC and the Company shall give due consideration to any comments of such other party.

(f) GCAC (with the assistance and cooperation of the Company as reasonably requested by GCAC) agrees to file as soon as practicable after the filing of the amendment to the Registration Statement following the receipt of the first round of comments on the Registration Statement from the SEC, a registration statement on Form S-1 (the “Shelf”) to register the resale of the Shares (as defined in the Subscription Agreements) and the Registrable Securities (as defined in the Registration Rights Agreement) on a continuous basis in accordance with the provisions and requirements set forth in the Subscription Agreements and the Registration Rights Agreement, as applicable, and shall use commercially reasonable efforts (with assistance and cooperation of the Company as reasonably requested by GCAC) to have the Shelf declared effective concurrently with the Closing or as soon as reasonably practicable thereafter. It is the intent of the Parties that the Shelf shall meet the obligations of GCAC under the Subscription Agreements and the Registration Rights Agreement, as applicable; provided that the filing of the Shelf shall in no way be deemed to modify the terms of the Subscription Agreements or Registration Rights Agreement, as applicable.

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Section 7.02      GCAC Stockholders’ Meeting. GCAC shall call and hold the GCAC Stockholders’ Meeting as promptly as practicable after the Registration Statement becomes effective (but in any event shall hold the GCAC Stockholders’ Meeting no later than the later of thirty-five (35) days after the date on which the Proxy Statement is mailed to stockholders of GCAC and such other date as agreed by GCAC and the Company) for the purpose of voting solely upon the GCAC Proposals and for the purpose of effecting the Redemption; provided that GCAC may postpone or adjourn the GCAC Stockholders’ Meeting on one or more occasions for up to (but no more than) 30 days in the aggregate upon the good faith determination by the GCAC Board that such postponement or adjournment is necessary to (i) solicit additional proxies to obtain approval of the GCAC Proposals, (ii) obtain a quorum if one is not present at any then-scheduled GCAC Stockholders’ Meeting or (iii) ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the GCAC Stockholders with adequate time for review prior to the GCAC Stockholders’ Meeting. GCAC (x) shall use its commercially reasonable efforts to obtain the approval of the GCAC Proposals at the GCAC Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the GCAC Proposals, and (y) shall use its commercially reasonable efforts to take all other action necessary or advisable to secure the required vote or consent of its stockholders. The GCAC Board shall recommend to its stockholders that they approve the GCAC Proposals (the “GCAC Board Recommendation”) and shall include the GCAC Board Recommendation in the Proxy Statement, in each case, subject to the provisions of this Section 7.02. Except as required by applicable Law, neither the GCAC Board nor any committee thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to the Company the GCAC Board Recommendation.

Section 7.03      Requisite Approval. Upon the terms set forth in this Agreement, the Company shall seek the written consent, in form and substance reasonably acceptable to GCAC, of holders of the Requisite Approval in favor of the approval and adoption of this Agreement and the Merger and all other transactions contemplated by this Agreement (including the Company Class F Stock Conversion and the Company Preferred Stock Conversion) (the “Company Stockholder Approval”) via written consent (the “Written Consent”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within five (5) Business Days after the Registration Statement becomes effective. In connection therewith, the Company, as promptly as practicable (A) shall establish the record date (which record date shall be mutually agreed with GCAC) for determining the Company Stockholders entitled to provide such written consent, (B) shall cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law and (C) shall use commercially reasonable efforts to solicit written consents from the Company Stockholders to give the Company Stockholder Approval. The Company Board shall recommend to the Company Stockholders that they approve and adopt this Agreement and approve the Merger and all other Transactions (the “Company Board Recommendation”). Neither the Company Board nor any committee thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to GCAC the Company Board Recommendation.

Section 7.04      Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time, the Company and GCAC shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request, including in connection with any Tax disclosure in any statement, filing, notice or application relating to the Intended Tax Treatment or any Tax opinion requested or required to be filed pursuant to Section 7.10(c). Notwithstanding the foregoing, neither the Company nor GCAC shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

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(b) All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the Mutual Nondisclosure Agreement, dated as of May 4, 2021 (the “Non-Disclosure Agreement”), between GCAC and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as reasonably necessary, the intended Tax treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Non-Disclosure Agreement.

Section 7.05      Exclusivity.

(a) Exclusivity Obligations of the Company.

(i) From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, the Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal; (ii) enter into discussions or negotiations with, or furnish or disclose any non-public information about the Company to, any Person in connection with or that could reasonably be expected to lead to a possible Company Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, a Company Acquisition Proposal. For purposes hereof, “Company Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than GCAC or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of outstanding shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of all or substantially all of the Company properties or assets.

(ii) In addition to the other obligations under this Section 7.05(a), the Company shall promptly (and in any event within 24 hours after receipt thereof by the Company or its representatives) advise GCAC orally and in writing of any Company Acquisition Proposal, any request for information with respect to any Company Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in a Company Acquisition Proposal, the material terms and conditions of such request, Company Acquisition Proposal or inquiry, and the identity of the Person making the same.

(iii) The Company agrees that the rights and remedies for noncompliance with this Section 7.05(a) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to GCAC and that money damages would not provide an adequate remedy to GCAC.

(b) Exclusivity Obligations of GCAC

(i) From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, GCAC shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives (including the Sponsor) to, directly or indirectly, (A) encourage, solicit, initiate, facilitate or continue inquiries regarding a GCAC Acquisition Proposal; (B) enter into discussions or negotiations with, or furnish or disclose any non-public information about GCAC to, any Person in connection with or that could reasonably be expected to lead to a possible GCAC Acquisition Proposal; or (C) enter into any agreements or other instruments (whether or not

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binding) regarding a GCAC Acquisition Proposal. GCAC shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, a GCAC Acquisition Proposal. For purposes hereof, “GCAC Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than the Company or any of its Affiliates) with respect to a transaction (other than the transactions contemplated by this Agreement) involving a business combination with GCAC. Any breach of the terms and provisions of this Section 7.05(b)(i) by any Affiliate of GCAC or any of GCAC’s or its Affiliate’s representatives, including the Sponsor (assuming that such Persons were directly bound by, and subject to, the terms and provisions of this Section 7.05(b)(i)) shall be deemed a breach by GCAC.

(ii) In addition to the other obligations under this Section 7.05(b), GCAC shall promptly (and in any event within 24 hours after receipt thereof by GCAC or its representatives) advise the Company orally and in writing of any GCAC Acquisition Proposal, any request for information with respect to any GCAC Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an GCAC Acquisition Proposal, the material terms and conditions of such request, GCAC Acquisition Proposal or inquiry, and the identity of the Person making the same.

(iii) GCAC agrees that the rights and remedies for noncompliance with this Section 7.05(b) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

Section 7.06      Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation and bylaws of the Surviving Corporation shall each contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the organizational documents of the applicable D&O Indemnified Parties (as defined below), which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were current or former directors and officers of the Company, GCAC or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company, GCAC or Merger Sub (collectively, “D&O Indemnified Parties”), unless such modification shall be required by applicable Law. From and after the Effective Time, GCAC agrees that it shall indemnify and hold harmless each of the D&O Indemnified Parties against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, GCAC or Merger Sub, as applicable, would have been permitted under applicable Law, any indemnification agreements between the Company, GCAC or Merger Sub and such D&O Indemnified Parties, the organizational documents of the applicable entity in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(b) From the date hereof, and for a period of six years from the Effective Time, GCAC shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to GCAC or its agents or Representatives in the Virtual Data Room) or GCAC’s directors’ and officers’ liability insurance policy in effect prior to the Closing, in each case, on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) GCAC may cause coverage to be extended under the current directors’ and officers’ liability insurance of the Company

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or GCAC by obtaining a six-year “tail” policy at prevailing market rates containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.06(b) shall be continued in respect of such claim until the final disposition thereof.

(c) On the Closing Date, to the extent not already entered into, GCAC shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and GCAC with the post-Closing directors and officers of GCAC, which indemnification agreements shall continue to be effective following the Closing.

Section 7.07      Notification of Certain Matters. The Company shall give prompt notice to GCAC, and GCAC shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence, of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail; provided, however, that no such notice shall be deemed to cure such breach.

Section 7.08      Further Action; Commercially Reasonable Efforts.

(a) Except where a different efforts standard is expressly set forth herein, upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to Contracts with the Company as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their commercially reasonable efforts to take all such action. GCAC shall use commercially reasonable efforts to consummate the Redemption in accordance with the terms hereof and the Proxy Statement.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, video or telephone conference, or other communications with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults (to the extent legally permissible) with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting, conference or other communications. Subject to the terms of the Non-Disclosure Agreement, the parties will coordinate and cooperate with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Non-Disclosure Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions contemplated hereby. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Notwithstanding the generality of the foregoing, GCAC shall use its commercially reasonable efforts to consummate the PIPE Investment in accordance with the Subscription Agreements, and the Company shall reasonably cooperate with GCAC in such efforts. GCAC shall not, without the prior written consent of the

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Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any material amendment, supplement or modification to, or a waiver of, any Subscription Agreement (or any provision therein) that would reasonably be expected to cause the condition set forth in Section 8.03(f) to fail or would reasonably be expected to reduce by a material amount the proceeds payable to GCAC in the PIPE Investment. Without limiting the generality of the foregoing, GCAC shall give the Company prompt (under the circumstances) written notice: (i) of any material breach or material default by any party to any Subscription Agreement, which material breach, material default, event or circumstance is known to GCAC; (ii) of its receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement of any provisions of any Subscription Agreement in any material respect; and (iii) if it becomes known to GCAC that any portion of the PIPE Investment will not be funded in accordance with the terms of the applicable Subscription Agreement(s). As used in the immediately prior sentence, a fact shall be “known to GCAC” only if it is known to Prokopios “Akis” Tsirigakis or George Syllantavos.

Section 7.09      Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of GCAC and the Company (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, GCAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of Nasdaq, each of GCAC and the Company shall each use its commercially reasonable efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). GCAC shall, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, GCAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal securities Laws. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each party shall, upon request by any other party, furnish the parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a party to any third party and/or any Governmental Authority in connection with the Transactions contemplated hereby. Furthermore, nothing contained in this Section 7.09 shall prevent GCAC or the Company or its respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.09.

Section 7.10      Tax Matters.

(a) None of GCAC, Merger Sub or the Company shall (and each shall cause its Affiliates not to) take any action (or fail to take any reasonable action) which action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Merger, taken together, from qualifying for the Intended Tax Treatment.

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(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of GCAC, Merger Sub and the Company shall report the Merger, taken together, as a reorganization within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger.

(c) Each party shall promptly notify the other party in writing if, before the Closing Date, such party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Merger qualifying for the Intended Tax Treatment). In the event the SEC requests or requires a tax opinion with respect to the Intended Tax Treatment, each party shall use commercially reasonable efforts to execute and deliver customary tax representation letters to the applicable tax advisor (or advisors) in form and substance reasonably satisfactory to the advisor (or advisors) delivering such opinion and the party delivering such tax representation letter; provided, however, that in the event that the SEC requests or requires such a tax opinion, then the Company shall use its commercially reasonable efforts to cause O’Melveny & Myers LLP to deliver such tax opinion to the Company, and if O’Melveny & Myers LLP is unable or unwilling to deliver such tax opinion to the Company, GCAC will use its commercially reasonable efforts to cause Ellenoff Grossman & Schole LLP to deliver such tax opinion; provided GCAC will use its commercially reasonable efforts to cause Ellenoff Grossman & Schole LLP to deliver any opinion requested by the SEC regarding the accuracy of Proxy Statement with respect to Taxes.

Section 7.11      Stock Exchange Listing.

(a) During the period from the date hereof until the Closing, GCAC shall use its commercially reasonable efforts to keep the GCAC Class A Common Stock and GCAC Public Warrants listed for trading on the Nasdaq.

(b) Prior to the Closing, GCAC shall use commercially reasonable efforts to cause the shares of GCAC Class A Common Stock to be issued in connection with the Transactions to be approved for listing on the Nasdaq under a ticker symbol to be mutually agreed upon in writing by the parties hereto, including by submitting prior to the Closing an initial listing application with the Nasdaq (the “Nasdaq Listing Application”) with respect to such shares, subject to official notice of issuance. Each of GCAC, Merger Sub and the Company shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other parties hereto and shall otherwise reasonably assist and cooperate with such other parties in connection with the preparation, filing and distribution of the Nasdaq Listing Application. Each of GCAC and Merger Sub will use their respective commercially reasonable efforts to (i) cause the Nasdaq Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the Nasdaq or its staff concerning the Nasdaq Listing Application and (iii) have the Nasdaq Listing Application approved by the Nasdaq as promptly as practicable after such filing. No submission of, or amendment or supplement to, the Nasdaq Listing Application, or response to Nasdaq comments with respect thereto, will be made by GCAC, Merger Sub or the Company, as applicable, without the other parties’ prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing such other parties hereto a reasonable opportunity to review and comment thereon. Each of GCAC, Merger Sub and the Company will promptly notify the other parties hereto upon the receipt of any comments from the Nasdaq or any request from the Nasdaq for amendments or supplements to the Nasdaq Listing Application and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the Nasdaq, on the other hand, and all written comments with respect to the Nasdaq Listing Application received from the Nasdaq and advise the other on any oral comments with respect to the Nasdaq Listing Application received from the Nasdaq. GCAC will advise the

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Company, promptly after GCAC receives notice thereof, of the time of the approval of the Nasdaq Listing Application and the approval of the shares of GCAC Class A Common Stock to be issued in connection with the Transactions for listing on the Nasdaq, subject only to official notice of issuance.

Section 7.12      Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, the Company and GCAC each shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report Form as required by the HSR Act. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may reasonably be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act (if available).

(b) GCAC and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications; (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 7.12(b) may be limited to outside counsel and may be redacted (x) to remove references to the valuation of the Company, and (y) as necessary to comply with contractual arrangements.

(c) No party hereto shall take any action that would reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period of any required filings or applications under Antitrust Laws, including by agreeing to merge with or acquire any other Person or acquire a substantial portion of the assets of or equity in any other Person.

Section 7.13      Financial Statements.

(a) During the period from the date of this Agreement through the Closing, within thirty (30) calendar days following the end of each three-month quarterly fiscal period, the Company shall deliver to GCAC an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Company and its Subsidiaries for the period from the date of the balance sheet contained in the Interim Financial Statements through the end of such quarterly period and the applicable comparative period in the preceding fiscal year.

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From the date hereof through the Closing Date, the Company will also promptly deliver to GCAC copies of any audited consolidated financial statements of the Company and its Subsidiaries that the Company’s certified public accountants may issue.

(b) The Company shall use reasonable best efforts to deliver true and complete copies of (i) the audited consolidated balance sheet of the Company as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of income, changes in shareholder equity, and cash flows of the Company and the for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Audited Financials”) within fifteen (15) days from the date hereof (but in any event no later than twenty (20) days from the date hereof) and (ii) unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in shareholder equity, and cash flows, of the Company relating to any interim period required to be included in the Registration Statement pursuant to Form S-4 and Regulation S-X, prepared in accordance with GAAP and Regulation S-X (the “Unaudited Interim Financial Statements”). To the extent Unaudited Interim Financial Statements are required, the Company shall use commercially reasonable efforts to deliver true and complete copies of such Unaudited Interim Financials within ten (10) days from the date they are required to be included in the Registration Statement pursuant to Form S-4 and Regulation S-X.

Section 7.14      Trust Account. As of the Effective Time, the obligations of GCAC to dissolve or liquidate within a specified time period as contained in GCAC’s Certificate of Incorporation will be terminated and, following the disbursement of funds in the Trust Account described in this Section 7.14, GCAC shall have no obligation whatsoever to dissolve and liquidate the assets of GCAC by reason of the consummation of the Merger or otherwise, and no stockholder of GCAC shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Effective Time, GCAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to or at the Effective Time to, and the Trustee shall thereupon be obligated to, cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of GCAC Common Stock in connection with the Redemption; (b) the payment of the Outstanding Company Transaction Expenses and Outstanding GCAC Transaction Expenses pursuant to Section 3.04(a) and Section 3.04(b); and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to GCAC. Following such disbursement, GCAC shall cause the Trust Account and the Trust Agreement to terminate.

Section 7.15      Directors. Subject to any limitation imposed under applicable Laws or Nasdaq listing requirements, GCAC and the Company shall take all necessary action so that immediately after the Effective Time (and giving effect to the effectiveness of the GCAC Second A&R Charter), the board of directors of GCAC is comprised of the individuals (and each is assigned to his or her respective class of the board of directors and to committees of the board of directors) designated on Section 2.05(b) of the Company Disclosure Schedule. Pursuant to the GCAC Second A&R Charter as in effect as of the Closing, the post-Closing board of directors of GCAC shall be a classified board with three classes of directors, with (A) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing.

Section 7.16      Stockholder Support Agreements. Within twenty-four (24) hours of the execution of this Agreement, the Company shall deliver the Stockholder Support Agreements executed by the Requisite Stockholders.

Section 7.17      Certain Agreements. Prior to the Closing, upon the Company’s reasonable request, GCAC shall cooperate with the Company to obtain an executed joinder to the Registration Rights Agreement from each Company Securityholder who will receive GCAC Class A Common Stock in connection with the Transaction and who has not executed the Registration Rights Agreement prior to the time of the execution and delivery of this Agreement.

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Section 7.18      Termination of Certain Agreements. Prior to the Closing, the Company shall take all actions necessary to cause the Contracts listed on Section 7.18 of the Company Disclosure Schedule to be terminated without any further force and effect and without any cost or other liability or obligation to the Company effective as of immediately prior to the Closing, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

Section 7.19      Amendments to Ancillary Agreements. Prior to the Closing, neither GCAC nor the Company shall, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), permit or consent to any amendment, supplement or modification to any of the Ancillary Agreements.

Section 7.20      Employment Agreements. GCAC shall use commercially reasonable efforts to execute and deliver to Dr. Jun Pei, Dr. Winston Fu, Mitchell Hourtienne, T. R. Ramachandran and Mark McCord, and the Company shall use commercially reasonable efforts to cause each such individual to execute and deliver to the Company, the applicable Employment Agreement prior to the Closing.

Article VIII
CONDITIONS TO THE MERGER

Section 8.01      Conditions to the Obligations of Each Party. The obligations of the Company, GCAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) GCAC Stockholder Approval. The GCAC Stockholder Approval shall have been obtained.

(c) No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award after the date hereof which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.

(d) Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.

(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(f) Stock Exchange Listing. The GCAC Class A Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof.

(g) GCAC Net Tangible Assets. Upon the Closing, GCAC shall have at least five million one dollars ($5,000,001) of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) remaining after completion of the Redemption.

(h) GCAC Second A&R Charter. The GCAC Certificate of Incorporation shall have been amended and restated by the GCAC Second A&R Charter.

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Section 8.02      Conditions to the Obligations of GCAC and Merger Sub. The obligations of GCAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in (i) Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.02 (Certificate of Incorporation and Bylaws), Section 4.03 (Capitalization) (other than clauses (a) and (g) thereof, which are subject to clause (iii) below), Section 4.04 (Authority Relative to This Agreement) and Section 4.21 (Brokers) shall each be true and correct in all material respects (unless such representations and warranties are qualified or limited as to Company Material Adverse Effect or other materiality qualification, in which case those such representations and warranties shall be true and correct) as of the date hereof and as of the Closing Date as if made anew at and as of that time, except to the extent of any changes that reflect actions expressly permitted in accordance with Section 6.01 and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, (ii) Section 4.08(b) (Absence of Certain Change or Events) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) Section 4.03(a) (Capitalization) and Section 4.03(g) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent of any changes that reflect actions expressly permitted in accordance with Section 6.01 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, GCAC, Merger Sub or their Affiliates (other than, with respect to Section 4.03(a), as a result of conversion of currently outstanding Company Class F Stock and Company Preferred Stock or exercise of currently outstanding Company Options or the Company Warrant, in each case, in accordance with the terms of the Company Charter, Company Option Plan or Company Warrant, as applicable, in effect as of the date hereof), and (iv) all other representations and warranties of the Company set forth in Article IV shall be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), as if made anew at and as of that time, except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have delivered to GCAC a certificate (the “Company Officer’s Certificate”), dated as of the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(d).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e) PCAOB Audited Financials. The Company shall have delivered to GCAC the PCAOB Audited Financials.

(f) FIRPTA Certificate. At least two (2) days prior to the Closing, the Company shall deliver to GCAC, in a form reasonably acceptable to GCAC, a properly executed certification that Company Shares are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by GCAC with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

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(g) Termination of Certain Agreements. The Company shall have terminated the Contracts listed on Section 7.18 of the Company Disclosure Schedule.

Section 8.03      Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of GCAC and Merger Sub contained in (i) Section 5.01 (Corporate Organization), Section 5.02 (Governing Documents), Section 5.03 (Capitalization.) (other than clauses (a) and (e) thereof, which are subject to clause (iii) below), Section 5.04 (Authority Relative to This Agreement) and Section 5.12 (Brokers) shall each be true and correct in all material respects (unless such representations and warranties are qualified or limited as to Material Adverse Effect or other materiality qualification, in which case those such representations and warranties shall be true and correct) as of the date hereof and as of the Closing Date as if made anew at and as of that time, except to the extent that any changes that reflect actions expressly permitted in accordance with Section 6.02 and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, (ii) Section 5.08(b) (Absence of Certain Change or Events) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) Section 5.03(a) and Section 5.03(e) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent of any changes that reflect actions expressly permitted in accordance with Section 6.02 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, GCAC, Merger Sub or their Affiliates and (iv) all other representations and warranties of GCAC and Merger Sub contained in this Agreement shall be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date), as if made anew at and as of that time, except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a GCAC Material Adverse Effect.

(b) Agreements and Covenants. GCAC and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. GCAC shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of GCAC, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b) and Section 8.03(d).

(d) Material Adverse Effect. No GCAC Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e) Resignation. Other than the individual identified as a continuing director on Section 2.05(b) of the Company Disclosure Schedule, all members of the GCAC Board and all officers of GCAC shall have executed written resignations effective as of the Effective Time.

(f) Minimum Cash. The Closing GCAC Cash shall equal or exceed the Minimum GCAC Cash.

Section 8.04      Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such party or its Affiliates (or with respect to the Company, any Company Stockholder) to comply with or perform any of its covenants or obligations set forth in this Agreement.

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Article IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.01      Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or GCAC, as follows:

(a) by mutual written consent of GCAC and the Company;

(b) by written notice from either GCAC or the Company to the other if the Effective Time shall not have occurred prior to the date that is six (6) months after the date hereof (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its Affiliates is in material breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such material breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;

(c) by written notice from either GCAC or the Company to the other if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions or the Merger;

(d) by written notice from either GCAC or the Company to the other if GCAC shall have failed to obtain the GCAC Stockholder Approval at the GCAC Stockholders’ Meeting (subject to any adjournment or recess of the meeting); provided, however, that this Agreement may not be terminated under this Section 9.01(d) by or on behalf of GCAC if GCAC or Merger Sub is in material breach or violation of Section 7.01 or Section 7.02;

(e) by written notice from GCAC to the Company if (i) the Company shall have failed to obtain the Company Stockholder Approval within five (5) Business Days after the Registration Statement becomes effective or (ii) the Company has failed to deliver to GCAC the Stockholder Support Agreements executed by the Requisite Stockholders within twenty-four (24) hours after the execution of this Agreement;

(f) by written notice from GCAC to the Company upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company set forth in this Agreement shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) and Section 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that GCAC has not waived in writing such Terminating Company Breach and GCAC and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further that, if such Terminating Company Breach is curable by the Company, GCAC may not terminate this Agreement under this Section 9.01(f) for so long as the Company continues to exercise its commercially reasonable efforts to cure such breach, unless such breach is not cured within the earlier of (i) twenty (20) days after notice of such breach is provided by GCAC to the Company and (ii) the Outside Date; or

(g) by written notice from the Company to GCAC upon a breach of any representation, warranty, covenant or agreement on the part of GCAC or Merger Sub set forth in this Agreement, or if any representation or warranty of GCAC or Merger Sub set forth in this Agreement shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating GCAC Breach”); provided that the Company has not waived such Terminating GCAC Breach and the Company are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating GCAC Breach is curable by GCAC or Merger Sub, the Company may not terminate this Agreement under this Section 9.01(g) for so long as GCAC or Merger Sub continue to exercise their commercially reasonable efforts to cure such breach, unless such breach is not cured within the

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earlier of (i) twenty (20) days after notice of such breach is provided by the Company to GCAC and (ii) the Outside Date.

Section 9.02      Effect of Termination.

(a) Except as otherwise set forth in this Section 9.02, in the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in Section 9.02, Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a Willful Breach of this Agreement by such party prior to such termination subject to Section 6.03.

Section 9.03      Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.04      Waiver. At any time prior to the Effective Time, (i) GCAC may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of GCAC or Merger Sub, (b) waive any inaccuracy in the representations and warranties of GCAC or Merger Sub contained herein or in any document delivered by GCAC or Merger Sub pursuant hereto and (c) waive compliance with any agreement of GCAC or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Article X
GENERAL PROVISIONS

Section 10.01      Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to GCAC or Merger Sub at or prior to the Closing:

Growth Capital Acquisition Corp.
300 Park Avenue, 16th Floor
New York, NY 10022
Attention: Prokopios “Akis” Tsirigakis and George Syllantavos
Email: atsirigakis@nautiluscorp.com and gs@stellaracquisition.com with a copy to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attention: Barry I. Grossman
Email: bigrossman@egsllp.com

Annex A-71

if to the Company:

Cepton Technologies, Inc.
399 West Trimble Road
San Jose, CA 95131
Attention: Jun Pei and Winston Fu
Email: jun.pei@cepton.com and winston.fu@cepton.com
with a copy to:

O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Attention: Paul Sieben and Noah Kornblith
Email: psieben@omm.com and nkornblith@omm.com

Section 10.02      Nonsurvival of Representations, Warranties and Covenants. The representations and warranties of the Company and GCAC contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or GCAC pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and GCAC and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or GCAC or their respective Representatives with respect thereto. The covenants and agreements made by the Company and GCAC in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms), and this Article X and any corresponding definitions set forth in Article I.

Section 10.03      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04      Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Non-Disclosure Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 10.04 shall be null and void, ab initio.

Section 10.05      Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.06 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

Section 10.06      Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Federal and state courts located in New York, New York. The parties hereto hereby (a) irrevocably submit to the exclusive

Annex A-72

jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in New York, New York, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York, New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.07      Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

Section 10.08      Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.09      Counterparts; Electronic Delivery. This Agreement and each other Transaction Document may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

Section 10.10      Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Federal and state courts located in New York, New York or, if any such court does not have jurisdiction, any court of the United States located in the State of New York without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 10.11      No Recourse. Except in the case of fraud, all actions, claims, obligations, liabilities or causes of actions (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Merger to be consummated, may be made only against (and, without prejudice to the rights of any express third-party beneficiary to whom rights under this Agreement inure pursuant to Section 10.11), solely those Persons that are expressly identified as parties to this Agreement and not against any Nonparty Affiliate (as defined below). Except in the case of fraud, no other Person, including any director, officer, employee, incorporator, member, partner, manager, stockholder,

Annex A-73

optionholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to (each of the foregoing, a “Nonparty Affiliate”) any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d) and each party, on behalf of itself and its Affiliates, hereby irrevocably releases and forever discharges each of the Nonparty Affiliate from any such liability or obligation.

Section 10.12      Legal Representation. The parties agree that, notwithstanding the fact that Ellenoff Grossman & Schole LLP (“EGS”) may have, prior to the Closing, jointly represented GCAC, Merger Sub and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented GCAC and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after the Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to GCAC or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of GCAC or the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of GCAC, Merger Sub, the Sponsor or any of their respective Affiliates. The parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by GCAC or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by GCAC or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

[Signature Page Follows]

Annex A-74

IN WITNESS WHEREOF, GCAC, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Growth Capital Acquisition Corp.
By:	/s/ Prokopios “Akis” Tsirigakis
Name:	Prokopios “Akis” Tsirigakis
Title:	Chairman and Co-CEO
By:	/s/ George Syllantavos
Name:	George Syllantavos
Title:	Co-CEO and CFO

[Signature Page to Business Combination Agreement]

Annex A-75

gcac merger sub inc.

By:	/s/ George Syllantavos
Name:	George Syllantavos
Title:	Vice President

[Signature Page to Business Combination Agreement]

Annex A-76

Cepton Technologies, Inc.

By:	/s/ Jun Pei
Name:	Jun Pei
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]
Annex A-77

Annex I

Earnout Merger Consideration

This Annex I sets forth the terms for the calculation of the number (if any) of $15.00 Earnout Shares and $17.50 Earnout Shares, as applicable. Terms used but not defined in this Annex I shall have the meanings ascribed to such terms in the other parts of this Agreement to which this Annex I is a part.

1.      15.00 Share Price Milestone.

If the closing share price of GCAC Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the three (3)-year anniversary of the Closing Date (the first occurrence of the foregoing is referred to herein as the “$15.00 Share Price Milestone”, and such date is referred to as the “$15.00 Share Price Milestone Date”), then, except as provided in Section 1(b), GCAC shall issue, as promptly as practicable, to each holder of Company Common Stock (including, for the avoidance of doubt, the holder of the Company Warrant immediately prior to the Effective Time, which shall be exercised in accordance with Section 3.01(f)) that had an Earnout Pro Rata Portion exceeding zero (0), a number of shares of GCAC Class A Common Stock equal to such holder’s Earnout Pro Rata Portion of 7,000,000 shares (such shares being referred to as the “$15.00 Earnout Shares”).

2.      17.50 Share Price Milestone.

If the closing share price of GCAC Class A Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the three (3)-year anniversary of the Closing Date (the first occurrence of the foregoing is referred to herein as the “$17.50 Share Price Milestone”, and such date is referred to as the “$17.50 Share Price Milestone Date”), then, except as provided in Section 2(b), GCAC shall issue, as promptly as practicable, to each holder of Company Common Stock (including, for the avoidance of doubt, the holder of the Company Warrant immediately prior to the Effective Time, which shall be exercised in accordance with Section 3.01(f)) that had an Earnout Pro Rata Portion exceeding zero (0), a number of shares of GCAC Class A Common Stock equal to such holder’s Earnout Pro Rata Portion of 6,000,000 shares (such shares being referred to as the “$17.50 Earnout Shares” and, together with the $15.00 Earnout Shares, the “Earnout Shares”).

3.      For the avoidance of doubt, if the condition for more than one Milestone is achieved, the Earnout Shares to be earned in connection with such Milestone shall be cumulative with any Earnout Shares earned prior to such time in connection with the achievement of any other Milestone; provided that, for avoidance of doubt, Earnout Shares in respect of each Milestone will be issued and earned only once and the aggregate Earnout Shares issued shall in no event exceed 13,000,000 shares of GCAC Class A Common Stock.

4.      If, at or following the three (3)-year anniversary of the Closing Date, the $15.00 Share Price Milestone and/or the $17.50 Share Price Milestone have not occurred, none of the Earnout Shares that related to that particular Milestone shall be issued.

5.      In the event that after the Closing and prior the three (3)-year anniversary of the Closing Date, (i) there is a Change of Control (or a definitive agreement providing for a Change of Control has been entered into prior to the three (3)-year anniversary of the Closing Date and such Change of Control is ultimately consummated, even if such consummation occurs after the three (3)-year anniversary of the Closing Date), (ii) any liquidation, dissolution or winding up of GCAC (whether voluntary of involuntary) is initiated, (iii) any bankruptcy, reorganization, debt arrangement or similar proceeding under any bankruptcy, insolvency or similar law, or any dissolution or liquidation proceeding, is instituted by or against GCAC, or a receiver is appointed for GCAC or a substantial part of its assets or

Annex A-78

properties or (iv) GCAC makes an assignment for the benefit of creditors, or petitions or applies to any Governmental Authority for, or consents or acquiesces to, the appointment of a custodian, receiver or trustee for all or substantially all of its assets or properties (each of clauses (i) through (iv), an “Acceleration Event”), then any Earnout Shares that have not been previously issued by GCAC (whether or not previously earned) shall be deemed earned and issued by GCAC to the holders of Company Common Stock (including, for the avoidance of doubt, the holder of the Company Warrant immediately prior to the Effective Time, which shall be exercised in accordance with Section 3.01(f)) that had an Earnout Pro Rata Portion exceeding zero (0) as of immediately prior to the Effective Time upon such Acceleration Event pursuant to Section 3.01 and Section 3.06 unless, in the case of an Acceleration Event that is a Change of Control, the value of the consideration to be received by the holders of the GCAC Class A Common Stock in such Change of Control transaction is less than the stock price threshold applicable to the $15.00 Share Price Milestone and/or the $17.50 Share Price Milestone, as applicable; provided, that the determinations of such consideration and value shall be determined in good faith by the disinterested members of the GCAC Board; and provided, further that such Earnout Shares that are not deemed earned as of such Change in Control transaction shall be cancelled effective upon such Change of Control to the extent that such Change in Control transaction consists of a sale of GCAC by merger, business combination or otherwise in which the stockholders of GCAC receive only cash consideration for their shares.

6.      For purposes hereof, a “Change of Control” means the occurrence in a single transaction or as a result of a series of related transactions, of one or more of the following events:

a.      any person or any group of persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (a “Group”) (excluding a corporation or other entity owned, directly or indirectly, by the stockholders of GCAC in substantially the same proportions as their ownership of stock of GCAC) (x) is or becomes the beneficial owner, directly or indirectly, of securities of GCAC representing more than fifty percent (50%) of the combined voting power of GCAC’s then outstanding voting securities or (y) has or acquires control of the GCAC Board;

b.      a merger, consolidation, reorganization or similar business combination transaction involving GCAC, and, immediately after the consummation of such transaction or series of transactions, either (x) the GCAC Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of GCAC immediately prior to such merger or consolidation do not continue to represent or are not converted into more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the person resulting from such transaction or series of transactions or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

c.      the sale, lease or other disposition, directly or indirectly, by GCAC of all or substantially all of the assets of GCAC and its Subsidiaries, taken as a whole, other than such sale, lease or other disposition by GCAC of all or substantially all of the assets of GCAC and its Subsidiaries, taken as a whole, to an entity at least a majority of the combined voting power of the voting securities of which are owned, directly or indirectly, by stockholders of GCAC.

7.      If GCAC shall, at any time or from time to time, after the date hereof effect a subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction affecting the outstanding shares of GCAC Class A Common Stock, the number of Earnout Shares issuable pursuant to, and the stock price targets set forth in, paragraphs 1, 2 and 3 of this Annex I, shall be equitably adjusted for such subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective (which shall be the “ex” date, if any, with respect to any such event). For the avoidance of doubt and without duplication, to the extent that GCAC Class A Common Stock has been exchanged for Series 1 Common Stock, this Annex 1 shall be read such that each reference to GCAC Class A Common Stock shall refer instead to Series 1 Common Stock.

Annex A-79

Annex B

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
GROWTH CAPITAL ACQUISITION CORP.

Pursuant to the provisions of § 242 and § 245 of the
General Corporation Law of the State of Delaware

Growth Capital Acquisition Corp. (the “Corporation”), a corporation organized and the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The present name of the Corporation is Growth Capital Acquisition Corp. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 4, 2010 under the name PinstripesNYS, Inc. (the “Original Certificate”). The first certificate of amendment of the Original Certificate was filed with the Secretary of State of the State of Delaware on February 14, 2020. The second certificate of amendment of the Original Certificate was filed with the Secretary of State of the State of Delaware on February 24, 2020. The third certificate of amendment of the Original Certificate was filed with the Secretary of State of the State of Delaware on February 25, 2020. The Original Certificate was amended and restated in its entirety by the Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on January 29, 2021 (the “A&R Certificate”).

SECOND: The certificate of incorporation of the Corporation as heretofore in effect is hereby amended and restated in its entirety as set forth in this Second Amended and Restated Certificate of Incorporation hereinafter provided for (the “Certificate of Incorporation”).

THIRD: This Certificate of Incorporation herein certified has been has been duly adopted by the Corporation in accordance with Sections 242 and 245 of the DGCL and has been adopted by the requisite vote of the stockholders of the Corporation in accordance with the DGCL.

FOURTH: This Certificate of Incorporation shall become effective upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

FIFTH: This Certificate is being amended and restated in connection with the transactions contemplated by that certain Business Combination Agreement, dated August 4, 2021 (the “Business Combination Agreement”), by and among the Corporation, GCAC Merger Sub Inc. and Cepton Technologies, Inc. As part of the transactions contemplated by the Business Combination Agreement, and in accordance with the A&R Certificate, all shares of outstanding Class B Common Stock of the Corporation shall automatically be converted, on a one-to-one basis, into shares of Class A Common Stock of the Corporation such that, at the effectiveness of this Certificate of Incorporation, only Class A Common Stock remains outstanding. All Class A Common Stock issued and outstanding prior to the effectiveness of this Certificate of Incorporation and all Class A Common Stock issued as part of the Business Combination Agreement, including all Class A Common Stock issued pursuant to the PIPE Investment (as defined in the Business Combination Agreement), shall be renamed as Common Stock for all purposes of this Certificate of Incorporation.

SIXTH: This Certificate Incorporation of the Corporation shall, at the effective time, read as follows:

ARTICLE I.

Name

The name of the Corporation is Cepton, Inc.

Annex B-1

ARTICLE II.

Registered Office

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III.

Purpose and Powers

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV.

Capital Stock

(A)        Authorized Capital Stock.

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is three hundred fifty five million (355,000,000) shares of capital stock, consisting of (i) three hundred fifty million (350,000,000) shares of common stock, par value $0.00001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”).

Upon the effectiveness of the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each share of the Corporation’s Class A Common Stock, par value $0.0001 per share (the “Old Class A Common Stock”), that was issued and outstanding or held in treasury immediately prior to the Effective Time (including for avoidance of doubt each share of Old Class A Common Stock into which shares of the Corporation’s Class B Common Stock, par value $0.0001 per share (the “Old Class B Common Stock”), automatically converted prior to the Effective Time) will automatically be reclassified as one (1) share of Common Stock (the “New Common Stock”).  Any stock certificate that, immediately prior to the Effective Time, represented shares of Old Class A Common Stock (or shares of Old Class B Common Stock that converted into Old Class A Common Stock prior to the Effective Time) will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock as such shares of Old Class A Common Stock have been reclassified and converted into pursuant to the immediately preceding sentence; provided that, upon surrender of any such certificate to the Corporation for exchange, the Corporation shall issue a new certificate for the shares of New Common Stock previously represented thereby.

Notwithstanding anything to the contrary contained herein, the rights and preferences of the Common Stock shall at all times be subject to the rights and preferences of the Preferred Stock as may be set forth in the Certificate of Incorporation or one or more certificates of designations filed with the Secretary of State of the State of Delaware from time to time in accordance with the DGCL and this Certificate of Incorporation. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of the Common Stock or the Preferred Stock voting separately as a class or series shall be required therefor unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

Annex B-2

(B)         Common Stock.

The voting powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of the Common Stock, in addition to those set forth elsewhere herein, are as follows:

(1)         Voting Rights.    Each holder of shares of Common Stock shall be entitled to vote at all meetings of the stockholders and to cast one vote for each outstanding share of Common Stock held by such holder on all matters on which stockholders are entitled to vote generally. Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

(2)         Dividends and Distributions.    Subject to the prior rights of the holders of all series of Preferred Stock at the time outstanding having prior rights or preferences as to dividends or other distributions, the holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation legally available therefor, such dividends and other distributions as may be declared from time to time by the Board of Directors and shall share equally on a per share basis in all such dividends and other distributions.

(3)         Liquidation.    Subject to the prior rights of creditors of the Corporation, including without limitation the payment of expenses relating to any liquidation, dissolution or winding up of the Corporation, and the holders of all series of Preferred Stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of the Corporation, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Common Stock shall be entitled to receive their ratable and proportionate share of the remaining assets of the Corporation. A merger or consolidation of the Corporation with any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(C)         Preferred Stock.

The Board of Directors is hereby expressly authorized, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any series of Preferred Stock then outstanding), to provide for the issuance of all or any shares of the Preferred Stock in one or more series of Preferred Stock, and to fix for each such series the voting powers, if any, designations, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereof, if any, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by the DGCL.

ARTICLE V.

Board of Directors

(A)        Powers of the Board of Directors.

Except as otherwise provided by the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Annex B-3

(B)         Number of Directors.

Subject to any rights of the holders of Preferred Stock to elect directors, the Board of Directors shall consist of one or more members, the exact number of which shall be fixed by, or in the manner provided in, the Corporation’s Amended and Restated Bylaws (as may be further amended, restated, modified or supplemented from time to time, the “Bylaws”).

(C)         Classification of the Board of Directors.

The directors of the Corporation (other than those directors elected by the holders of any series or class of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof (the “Preferred Stock Directors”)) shall be and are divided into three (3) classes, designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. The Board of Directors may assign members of the Board of Directors already in office at the Effective Time to such classes. Subject to the rights of holders of any series or class of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the Effective Time; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent directors. A director may resign at any time upon notice to the Corporation as provided in the Bylaws.

(D)        Removal of Directors.

Except for any Preferred Stock Director, any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

(E)         Vacancies.

Subject to the rights of any series of Preferred Stock then outstanding, any vacancy on the Board of Directors, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

(F)         Preferred Stock Directors.

During any period when the holders of any series of Preferred Stock have the right to elect Preferred Stock Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock

Annex B-4

Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

(G)        Powers and Authority.

In addition to the powers and authority expressly conferred upon them herein or by statute, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Certificate of Incorporation.

ARTICLE VI.

Stockholder Action

(A)        Election of Directors.

Elections of directors need not be by written ballot except and to the extent provided in the Bylaws.

(B)         Advance Notice.

Advance notice of nominations for the election of directors or proposals or other business to be considered by stockholders, which are made by any stockholder of the Corporation, shall be given in the manner and to the extent provided in the Bylaws.

(C)         Stockholder Action by Written Consent.

Any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders in lieu of a meeting of stockholders.

Notwithstanding the foregoing, any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

ARTICLE VII.

Limitation of Director Liability; Indemnification

(A)        No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such elimination from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article VII, because of amendments or modifications of the DGCL or otherwise, shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to the effective date of such repeal or modification.

(B)         To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the

Annex B-5

fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8(B) or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8(B) shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

ARTICLE VIII.

Amendment of Bylaws

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the entire Board of Directors (assuming no vacancies on the Board of Directors). The Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IX.

Amendment of Certificate of Incorporation

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed in this Certificate of Incorporation or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (and in addition to any other vote that may be required by law), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal or to adopt any provision of this Certificate of Incorporation inconsistent with any provision of Article V, Article VI, Article VII, Article VIII, this Article IX, or Article X.

ARTICLE X.

Corporation Opportunity

In the event that a member of the Board of Directors who is not an employee of the Corporation or its subsidiaries, or any employee or agent of such member, other than someone who is an employee of the Corporation or its subsidiaries (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board of Directors of the Corporation (a “Corporate Opportunity”), then the Corporation to the maximum extent permitted from time to time under the DGCL (including Section 122(17) thereof): (a) renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation; and (b) waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

Annex B-6

ARTICLE XI.

Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

* * *

Annex B-7

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be executed on its behalf this ___ day of _________ 2021.

GROWTH CAPITAL ACQUISITION CORP.

By:
Name:
Title:	Chief Executive Officer

Annex B-8

Annex C

AMENDED AND RESTATED BYLAWS

OF

CEPTON, INC.

A Delaware Corporation

Effective August 4, 2021

Annex C Pages
Article I	OFFICES	C-1
1.1	Principal Executive Office	C-1
1.2	Registered Office	C-1
1.3	Other Offices	C-1
Article II	STOCKHOLDERS’ MEETINGS	C-1
2.1	Place of Meetings	C-1
2.2	Annual Meetings	C-1
2.3	Special Meetings	C-1
2.4	Notice	C-1
2.5	Adjournments	C-2
2.6	Quorum	C-2
2.7	Voting	C-2
2.8	Participation at Stockholder Meetings by Remote Communications	C-2
2.9	Proxies	C-3
2.10	No Stockholder Action by Written Consent	C-3
2.11	Record Date	C-3
2.12	Stockholders’ List	C-3
2.13	Conduct of Meetings	C-4
2.14	Advance Notice of Stockholder Business and Director Nominations	C-4
Article III	DIRECTORS	C-7
3.1	Powers and Duties	C-7
3.2	Number and Qualifications	C-8
3.3	Classified Board of Directors	C-8
3.4	Resignations and Removals of Directors	C-8
3.5	Vacancies	C-8
3.6	Regular Meetings	C-8
3.7	Special Meetings	C-8
3.8	Organization	C-8
3.9	Meetings by Means of Conference Telephone	C-9
3.10	Quorum	C-9
3.11	Action of the Board by Written Consent	C-9
3.12	Expense Reimbursement and Compensation	C-9
3.13	Chairman and Vice Chairman of the Board	C-9
3.14	Committees	C-9
3.15	Telephonic Meetings	C-10
Article IV	OFFICERS	C-10
4.1	General	C-10
4.2	Appointment and Term	C-10
4.3	Resignations	C-10
4.4	Vacancies	C-10
4.5	Compensation	C-10
4.6	Authority and Duties of Officers	C-10
Article V	STOCK	C-11
5.1	Certificates	C-11
5.2	Transfers	C-11
5.3	Lost, Stolen, or Destroyed Certificates	C-11
5.4	Record Owners	C-11

Annex C-i

Annex C Pages
Article VI	NOTICES	C-11
6.1	Notices	C-11
6.2	Waivers of Notice	C-12
Article VII	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES	C-12
7.1	Definitions	C-12
7.2	Indemnification	C-12
7.3	Determination	C-12
7.4	Expenses Payable in Advance	C-13
7.5	Claim	C-13
7.6	Other Indemnification of Advancement	C-13
7.7	Insurance	C-13
Article VIII	GENERAL PROVISIONS	C-13
8.1	Fiscal Year	C-13
8.2	Corporate Seal	C-13
8.3	Maintenance and Inspection of Records	C-13
8.4	Reliance Upon Books, Reports and Records	C-14
8.5	Dividends	C-14
8.6	Emergency Bylaws	C-14
8.7	Certificate of Incorporation Governs	C-14
8.8	Severability	C-14
8.9	Actions with Respect to Securities of Other Entities	C-14
Article IX	Amendments	C-14
9.1	Amendments	C-14

Annex C-ii

AMENDED AND RESTATED BYLAWS
OF

CEPTON, INC.

Article I

OFFICES

1.1         Principal Executive Office.    The principal executive office of Cepton, Inc. (the “Corporation”) shall be at such place established by the Board of Directors of the Corporation (the “Board”) in its discretion. The Board shall have full power and authority to change the location of the principal executive office.

1.2         Registered Office.    The registered office of the Corporation shall be as set forth in the Corporation’s Amended and Restated Certificate of Incorporation (as may be amended, restated, modified or supplemented from time to time, the “Certificate of Incorporation”).

1.3         Other Offices.    The Corporation may also have offices at such other places, both within and outside of the State of Delaware, as the Board may from time to time determine.

Article II

STOCKHOLDERS’ MEETINGS

2.1         Place of Meetings.    Meetings of stockholders shall be held at such place, if any, either within or outside of the State of Delaware, as shall be designated from time to time by the Board and specified in the notice of the meeting. In the absence of such designation, stockholders’ meetings shall be held at the principal executive office of the Corporation.

2.2         Annual Meetings.    The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated from time to time by the Board and stated in the Corporation’s notice of the meeting. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders.

2.3         Special Meetings.    Special meetings of the stockholders for any purpose or purposes may be called at any time by a resolution adopted by the majority of the Board, and may not be called by any other person or persons. The Board acting pursuant to a resolution may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

2.4         Notice.    Whenever stockholders are required or permitted to take any action at a meeting, whether annual or special, a written notice of the meeting shall be given by the Corporation to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of such meeting. Such notice shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting was called. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws (as may be further amended, restated, modified or supplemented from time to time, these “Bylaws”), notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to notice of and to vote at such meeting.

Annex C-1

2.5         Adjournments.    Any meeting of stockholders, annual or special, whether or not a quorum is present, may be adjourned from time to time for any reason by either the chairman of the meeting, by a resolution adopted by the majority of the Board or in accordance with Section 2.6. Notwithstanding the provisions in Section 2.4 hereof, notice need not be given of any such adjourned meeting if the time, place, if any, and date of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting) are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally called or a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given in conformity with Section 2.4. At such adjourned meeting, any business may be transacted that might have been transacted at the original meeting if such meeting had been held as originally called.

2.6         Quorum.    Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, then either the chairman of the meeting or the stockholders entitled to vote thereon, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 2.5 hereof, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the withdrawal of enough stockholders to leave less than a quorum.

2.7         Voting.

(a)         Unless otherwise required by law or the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock held by such stockholder which has voting power on all matters submitted to a vote of stockholders of the Corporation.

(b)         Unless otherwise required by law, the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any regulation applicable to the Corporation or its securities, (i) every matter brought before any meeting of the stockholders, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter, voting as a single class, and (ii) directors shall be elected by vote of the holders of a plurality of the votes cast. Abstentions and broker non-votes shall not be counted as votes for or against the matter. Notwithstanding the foregoing, two or more classes or series of stock shall only vote together as a single class if and to the extent the holders thereof are entitled to vote together as a single class at a meeting. Where a separate vote by class is required, the vote of the holders of a majority in total voting power of each class of Corporation’s outstanding capital stock represented at the meeting and entitled to vote on such matter and are voted for or against the matter shall be the act of such class, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. The Board, in its discretion, or the Chairman of the Board, or the presiding officer of a meeting of the stockholders, in such person’s discretion, may require that any votes cast (including election of directors) at such meeting shall be cast by written ballot.

2.8         Participation at Stockholder Meetings by Remote Communications.    The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”) or any successor provision. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, (a) participate in a meeting of stockholders, and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by remote communication, provided that (x) the Corporation may implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (y) the Corporation may implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the

Annex C-2

stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (z) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.9         Proxies.    Each stockholder entitled to vote at a meeting of stockholders has the right to do so either in person or by one or more agents authorized by a proxy, which may be in the form of a telegram, cablegram or other means of electronic transmission, filed with the Secretary of the Corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering an instrument in writing stating that the proxy is revoked or by filing another proxy bearing a later date with the Secretary of the Corporation.

2.10       No Stockholder Action by Written Consent.    Subject to the rights of the holders of any class or series of preferred stock then outstanding, as may be set forth in the certificate of designations for such class or series of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL and may not be taken by written consent of stockholders without a meeting.

2.11       Record Date.

(a)         In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board may fix a record date for the determination of the stockholders entitled to notice of any meeting or adjournment thereof. The record date so fixed shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting.

(b)         In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or to exercise rights in respect of any change, conversion or exchange of stock or in respect of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining the stockholders for any such purpose shall be at the close of business on the date on which the Board adopts the resolution relating thereto.

2.12       Stockholders’ List.    A complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the officer having charge of the stock ledger. Such list shall be open to examination by any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days before such meeting (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the

Annex C-3

whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.12 or to vote in person or by proxy at any meeting of stockholders.

2.13       Conduct of Meetings.    The meetings of the stockholders shall be presided over by the Chairman of the Board, or if he or she is not present, by the Chief Executive Officer, or if neither the Chairman of the Board, nor the Chief Executive Officer is present, by a chairman elected by a resolution adopted by the majority of the Board. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

2.14       Advance Notice of Stockholder Business and Director Nominations.

(a)         Annual Meetings of Stockholders.

(1)         Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.4 and Article VI hereof, (ii) by or at the direction of the Board or any duly authorized committee thereof, or (iii) by any stockholder of the Corporation who (x) is a stockholder of record at the time of delivery by the stockholder of the notice provided for in Section 2.14(a)(2) to the Secretary of the Corporation and at the time of the annual meeting, (y) who is entitled to vote at the meeting and upon such election, and (z) who complies with the notice procedures set forth in Section 2.14(a)(2); clause (iii) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders. Except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal. Notwithstanding the foregoing, if a stockholder is entitled to vote only for a specific class or category of directors at a meeting of the stockholders, such stockholder’s right to nominate one or more individuals for the election of a director at the meeting shall be limited to such class or category of directors.

(2)         Without qualification, for any nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (iii) of Section 2.14(a)(1), the stockholder must have given timely notice thereof, in proper written form as provided in Section 2.14(c), to the Secretary of the Corporation and any such proposed business (other than nominations of persons for the election to the Board) must constitute a proper matter for stockholder action under the DGCL. To be timely, such a stockholder’s notice shall be delivered to the Secretary at the principal executive office of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary date of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s annual meeting of stockholders in the year of the closing of the merger contemplated by that certain Business Combination Agreement, dated as of August 4, 2021, by and among Growth Capital Acquisition Corp., GCAC Merger Sub Inc., and Cepton Technologies, Inc., be deemed to have occurred on May 15th of such year); provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to such anniversary date or delayed more than seventy (70) days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such annual meeting.

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(b)         Special Meetings of Stockholders.    Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting delivered pursuant to Section 2.4 and Article VI hereof. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board or any duly authorized committee thereof or (2) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (x) is a stockholder of record at the time of delivery by the stockholder of the notice provided for in this Section 2.14(b) to the Secretary of the Corporation and at the time of the special meeting, (y) who is entitled to vote at the meeting and upon such election, and (z) who complies with the notice procedures set forth in this Section 2.14(b). In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice, in proper written form as set forth in Section 2.14(c), shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notwithstanding the foregoing, if a stockholder is entitled to vote only for a specific class or category of directors at a special meeting of the stockholders, such stockholder’s right to nominate one or more individuals for the election of a director at the meeting shall be limited to such class or category of directors.

(c)         Form of Notice.    To be in proper written form, such stockholder’s notice to the Secretary (whether pursuant to clauses (a)(2) or (b) of this Section 2.14) must set forth:

(1)         as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected and (iii) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Corporation including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation;

(2)         as to any other business (other than the nomination of persons for election as directors) that the stockholder desires to bring before the meeting, (i) a brief description of the business proposed to be brought before the meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (iii) the reasons why the stockholder favors the proposal, (iv) the reasons for conducting such business at the meeting, and (v) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(3)         as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (ii) the class or series and number of shares of the Corporation’s capital stock that are, directly or indirectly, owned beneficially and of record by such stockholder and by such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation, forwards, futures, swaps, or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owner, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to

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mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such stockholder or such beneficial owner with respect to shares of capital stock of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (viii) such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

The foregoing notice requirements of this Section 2.14(c) shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.

If requested by the Corporation, the information required under clauses (c)(3)(ii), (iii) and (iv) of this Section 2.14 shall be supplemented by such stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.

(d)         General.

(1)         The Corporation may require any proposed nominee for election or re-election as a director to furnish such other information, in addition to the information set forth in the stockholder’s notice delivered pursuant to this Section 2.14, as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, securities exchange rules or regulations, or any publicly-disclosed corporate governance guideline or committee charter of the Corporation.

(2)         Except as otherwise expressly provide in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 2.14 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors, and only such business as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.14 shall be conducted at a meeting of stockholders. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to (i) determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.14 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 2.14(c)(3)(vi), and, (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 2.14, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, if the stockholder who has delivered a notice pursuant to this Section 2.14 (or a qualified representative of such stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. To be considered a “qualified representative” of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or by telegram, cablegram or other means of electronic transmission that is deemed valid in accordance with Section 2.9 hereof delivered by

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such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such writing or telegram, cablegram or electronic transmission, or a reliable reproduction of the writing or telegram, cablegram or electronic transmission, at the meeting of stockholders.

(3)         For purposes of this Section 2.14, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(4)         Notwithstanding the foregoing provisions of this Section 2.14, stockholders shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.14; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to clause (a)(1)(iii) or (b) of this Section 2.14. Nothing in this Section 2.14 shall be deemed to affect any rights (x) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act or (y) of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(e)         Submission of Questionnaire, Representation and Agreement.    To be eligible to be a nominee for election or re-election as a director of the Corporation nominated by a stockholder pursuant to Section 2.14(a)(1)(iii), the candidate for nomination must deliver (in accordance with the time periods prescribed for delivery of notice under clauses (a)(2) or (b) of this Section 2.14, as applicable) to the Secretary at the principal executive office of the Corporation (1) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and (2) a written representation and agreement (in the form provided by the Secretary upon written request) that such person (1) is not and, if elected as a director during his or her term of office, will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question in his or her capacity as a director (a “Voting Commitment”) that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed therein and (3) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

Article III

DIRECTORS

3.1         Powers and Duties.    Subject to the provisions of the DGCL and to any limitations in the Certificate of Incorporation relating to action required to be approved by the stockholders, the business and affairs of the Corporation shall be managed, and all corporate powers shall be exercised, by or under the direction and control of the Board. The Board may delegate the management of the day-to-day operation of the business of the Corporation, provided that the business and affairs of the Corporation shall remain under the ultimate direction and control of the Board.

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3.2         Number and Qualifications.    The Board shall consist of one or more members, the exact number of which shall be fixed from time to time by resolution of the Board. Unless otherwise required by law or by the Certificate of Incorporation, directors need not be stockholders of the Corporation or residents of the State of Delaware. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3         Classified Board of Directors.    The Board shall be divided into classes, with each such class serving for a term, as set forth in the Certificate of Incorporation.

3.4         Resignations and Removals of Directors.    Any director of the Corporation may resign from the Board or any committee thereof at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one and if there is no such chairman, to the Chairman of the Board. Such resignation shall take effect at the time therein specified (which may be upon the happening of an event specified therein) or, if no time is specified, immediately. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Except as otherwise required by law or the Certificate of Incorporation and except for any director elected by the holders of any series or class of preferred stock provided for or fixed pursuant to the provisions of Article V of the Certificate of Incorporation, any director or the entire Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote in the election of directors, voting together as a single class. Unless otherwise provided by the charter of the committee, any director serving on a committee of the Board may be removed from such committee at any time by the Board.

3.5         Vacancies.    Except as otherwise required by law or the Certificate of Incorporation, any vacancy on the Board, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

3.6         Regular Meetings.    Regular meetings of the Board shall be held at such place or places, within or without the State of Delaware, on such date or dates and at such time or times, as shall have been established by the Board and publicized among all directors. A notice of each regular meeting shall not be required.

3.7         Special Meetings.    Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer, if any, the President or any two directors then in office. Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business, at least five (5) days before the day on which such meeting is to be held, or shall be sent to such director at such place by facsimile, electronic mail or other electronic transmissions, or be delivered personally or by telephone, in each case at least twenty-four (24) hours prior to the time set for such meeting. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8         Organization.    Meetings of the Board shall be presided over by the Chairman of the Board, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the Chief Executive Officer, if any, if such person is a member of the Board, or in the absence of any such person, by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

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3.9         Meetings by Means of Conference Telephone.    Members of the Board of the Corporation, or any committee thereof, may participate in a meeting of the Board or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting through the use of such equipment shall constitute presence in person at such meeting.

3.10       Quorum.    Except as otherwise required by law, these Bylaws or the Certificate of Incorporation, at all meetings of the Board or any committee thereof, a majority of the entire Board or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors or committee members present at any meeting at which there is a quorum shall be the act of the Board or such committee, as applicable. If a quorum shall not be present at any meeting of the Board or any committee thereof, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

3.11       Action of the Board by Written Consent.    Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or such committee.

3.12       Expense Reimbursement and Compensation.    Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board. This Section 3.12 shall not be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

3.13       Chairman and Vice Chairman of the Board.    The Corporation shall have a Chairman of the Board and, at the Board’s discretion, a Vice Chairman of the Board. Any such Chairman of the Board or Vice Chairman of the Board may be an officer of this Corporation as determined by the Board pursuant to Section 4.1. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board and shall exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Board or as may be prescribed by these Bylaws.

3.14       Committees.

(a)         The Board may, by resolution, designate from among its members one (1) or more committees, each such committee to consist of one (1) or more of the directors of the Corporation, the exact number of which shall be fixed from time to time by resolution of the Board. The Board may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board shall keep minutes of their meetings and shall report their proceedings to the Board when requested or required by the Board.

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(b)         Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings as such committee may deem proper.

3.15       Telephonic Meetings.    Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Article IV

OFFICERS

4.1         General.    The officers of the Corporation shall be chosen by the Board and shall include a President, a Chief Executive Officer, and a Secretary. The Board, in its discretion, may also appoint such additional officers as the Board may deem necessary or desirable, including a Chief Financial Officer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers, each of whom shall hold office for such period, have such authority and perform such duties as the Board may from time to time determine. Subject to the rules or regulations of any stock exchange applicable to the Corporation or other applicable law, the Board may delegate to any officer of this Corporation or any committee of the Board the power to appoint, remove and prescribe the term and duties of any officer provided for in this Section 4.1. Any number of offices may be held by the same person, unless otherwise provided by the Certificate of Incorporation or these Bylaws.

4.2         Appointment and Term.    Each officer shall serve at the pleasure of the Board and shall hold office until such officer’s successor has been appointed, or until such officer’s earlier death, resignation or removal. Any officer may be removed, either with or without cause, by the Board or by any officer upon whom such power of removal may be conferred by the Board.

4.3         Resignations.    An officer may resign from his or her position at any time, by giving notice in writing or electronic transmission to the Corporation. Such resignation shall be without prejudice to any rights, if any, the Corporation may have under any contract to which the officer is a party. Such resignation shall take effect at the time therein specified (which may be upon the happening of an event specified therein), or, if no time is specified, immediately; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.4         Vacancies.    A vacancy in any office because of death, resignation, removal, disqualification or otherwise shall be filled by the Board in the manner prescribed in these Bylaws for election or appointment to such office.

4.5         Compensation.    The Board shall fix, or may appoint a committee to fix, the compensation of all officers of the Corporation appointed by the Board. Subject to the rules or regulations of any stock exchange applicable to the Corporation or other applicable law, the Board may authorize any officer upon whom the power to appoint officers may have been conferred pursuant to Section 4.1 to fix the compensation of such officers.

4.6         Authority and Duties of Officers.    All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

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Article V

STOCK

5.1          Certificates.    The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two authorized officers, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issuance.

5.2         Transfers.    Shares of stock of the Corporation shall be transferable upon the Corporation’s books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or, with respect to uncertificated shares, by delivery of duly executed instructions or in any other manner permitted by applicable law). Certificates representing such shares, if any, shall be cancelled and new certificates, if the shares are to be certificated, shall thereupon be issued. Shares of capital stock of the Corporation that are not represented by a certificate shall be transferred in accordance with applicable law. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Corporation to do so. The Board shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

5.3         Lost, Stolen, or Destroyed Certificates.    The Board may direct a new certificate or uncertificated shares be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or uncertificated shares, the Board may, in its discretion, require the owner of such lost, stolen or destroyed certificate to give the Corporation a bond (or other adequate security) in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares. The Board may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

5.4         Record Owners.    The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

Article VI

NOTICES

6.1         Notices.

(a)         Whenever notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person’s address as it appears on the books of the Corporation or given by the stockholder for such purpose, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice may also be given personally or by facsimile, electronic mail or other means of electronic transmission in accordance with applicable law. Without limiting the foregoing, any notice to stockholders given by the Corporation pursuant to the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given.

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(b)         Notice to a stockholder given by a form of electronic transmission in accordance with these Bylaws shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(c)         Any notice to stockholders given by the Corporation may be given by a single written notice to stockholders who share an address if consented to by the stockholders at such address to whom such notice is given. Any such consent shall be revocable by the stockholders by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within sixty (60) days of having been given written notice by the Corporation of its intention to send the single notice as set forth in this Section 6.1(c) shall be deemed to have consented to receiving such single written notice.

6.2         Waivers of Notice.    Whenever any notice is required by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver thereof given by electronic transmission by the person or persons entitled to notice, in each case, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these Bylaws.

Article VII

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

7.1         Definitions.    For purposes of this Article VII, the following terms shall have the meanings set forth below:

(a)         “Action” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(b)         “Indemnified Party” means any person who is or was a party or is threatened to be made a party to any Action by reason of the fact that such person is or was a director or officer of the Corporation (which shall include actions taken in connection with or relating to the incorporation of the Corporation) or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including any employee benefit plan of the Corporation.

7.2         Indemnification.    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Indemnified Party against any and all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Party. Notwithstanding the preceding sentence, except as provided in Section 7.5 of this Article VII, the Corporation shall be required to indemnify an Indemnified Party in connection with an Action (or part thereof) commenced by such Indemnified Party only if the commencement of such Action (or part thereof) by the Indemnified Party was authorized in the specific case by the Board of the Corporation.

7.3         Determination.    Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that the indemnification of Indemnified Party is proper in the circumstances because such Indemnified Party has met the applicable standard

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of conduct required by applicable law, as the case may be. Such determination shall be made, with respect to an Indemnified Party who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such Action, even though less than a quorum, or (b) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (d) by the stockholders. Such determination shall be made, with respect to former directors or officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former Indemnified Party of the Corporation has been successful on the merits or otherwise in defense of any Action or in defense of any claim, issue or matter therein, such Indemnified Party shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such Indemnified Party in connection therewith, without the necessity of authorization in the specific case.

7.4         Expenses Payable in Advance.    Expenses, including without limitation attorneys’ fees, incurred by an Indemnified Party in defending any Action shall be paid by the Corporation in advance of the final disposition of such Action upon receipt of an undertaking by or on behalf of such Indemnified Person (if required by law) to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Corporation as authorized in this Article VII.

7.5         Claim.    If a claim for indemnification under this Article VII (following the final disposition of such proceeding) is not paid in full within sixty (60) days after the Corporation has received a claim therefor by the Indemnified Party, or if a claim for any advancement of expenses under this Article VII is not paid in full within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Indemnified Party shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Indemnified Party shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the Indemnified Party is not entitled to the requested indemnification or advancement of expenses under applicable law.

7.6         Other Indemnification or Advancement.    The rights to indemnification and advancement of expenses provided by this Article VII shall not be construed to be exclusive of or limit any other rights to which any Indemnified Party or other person may be entitled under the Certificate of Incorporation or any bylaw, agreement, vote of the stockholders or disinterested directors or otherwise, both as to action in such Indemnified Party’s official capacity and as to action in another capacity while holding office.

7.7         Insurance.    The Corporation may purchase and maintain insurance in the amounts the Board deems appropriate or advisable on behalf of any Indemnified Party against any liability asserted against such Indemnified Party and incurred by such Indemnified Party in such Indemnified Party’s capacity, or arising out of such Indemnified Party’s status, as an Indemnified Party, whether or not the Corporation would have the power to indemnify such Indemnified Party against such liability under applicable provisions of law.

Article VIII

GENERAL PROVISIONS

8.1         Fiscal Year.    The fiscal year of the Corporation shall be fixed by resolution of the Board.

8.2         Corporate Seal.    The Corporation may adopt and may subsequently alter the corporate seal and it may use the same by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

8.3         Maintenance and Inspection of Records.    The Corporation shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its stockholders listing their

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names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

8.4         Reliance Upon Books, Reports and Records.    Each director and each member of any committee designated by the Board shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation

8.5         Dividends.    Subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, dividends on the capital stock of the Corporation may be declared by the Board at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with Section 3.11 hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve. In the event that the Board declares a dividend on the capital stock of the Corporation pursuant to this Section 8.5, the Board may fix a record date in order that the Corporation may determine the stockholders entitled to receive payment of any dividend, which record date shall be fixed in accordance with Section 2.11(b).

8.6         Emergency Bylaws.    In the event of any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL or any successor provision, or other similar emergency condition, as a result of which a quorum of the Board or a standing committee of the Board cannot readily be convened for action, then the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one or more of themselves or other directors to membership on any standing or temporary committees of the Board as they shall deem necessary and appropriate.

8.7         Certificate of Incorporation Governs.    In the event of any conflict between the provisions of the Certificate of Incorporation and these Bylaws, the provisions of the Certificate of Incorporation shall govern.

8.8         Severability.    Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

8.9         Actions with Respect to Securities of Other Entities.    All stock and other securities of other entities owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted (including by written consent), and all proxies with respect thereto shall be executed, by the person or persons authorized to do so by resolution of the Board or, in the absence of such authorization, by the President, Chief Executive Officer, Secretary or such other officer of the Company designated by the Board.

Article IX

Amendments

9.1         Amendments.    These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board or by the stockholders as expressly provided in the Certificate of Incorporation.

* * *

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Annex D

CEPTON, INC.
2021 EQUITY INCENTIVE PLAN

1.    PURPOSE OF PLAN

The purpose of this Cepton, Inc. 2021 Equity Incentive Plan (this “Plan”) of Cepton, Inc., a Delaware corporation (the “Corporation”), is to promote the success of the Corporation by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Corporation’s stockholders.

2.    ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a director of the Corporation or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Corporation or the Corporation’s compliance with any other applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding stock or voting power is beneficially owned directly or indirectly by the Corporation; and “Board” means the Board of Directors of the Corporation.

3.    PLAN ADMINISTRATION

3.1          The Administrator.    This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees (or subcommittees, as the case may be) appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Corporation, its authority under this Plan. The Board or another committee (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

3.2          Powers of the Administrator.    Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or

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more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)          determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

(b)          grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c)          approve the forms of any award agreements (which need not be identical either as to type of award or among participants);

(d)          construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)          cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.7.5;

(f)          accelerate, waive or extend the vesting or exercisability, or modify or extend the term of, any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.7.5;

(g)          adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (and subject to the no repricing provision below);

(h)          determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);

(i)          determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;

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(j)          acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below);

(k)          impose such restrictions, conditions or limitations (by provision in the applicable Award Agreement) as it determines appropriate as to the timing and manner of any resales by a participant of any shares issued pursuant to an award, including restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resales; and

(l)          determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3          Prohibition on Repricing.    Notwithstanding anything to the contrary in Section 3.2 and except for an adjustment pursuant to Section 7.1 or a repricing approved by stockholders, in no case may the Administrator (a) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (b) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (c) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.4          Binding Determinations.    Any determination or other action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, nor the Corporation or any of its Subsidiaries, shall be liable for any damages of a participant should an option intended as an ISO (as defined below) fail to meet the requirements of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to ISOs, should any other award(s) fail to qualify for any intended tax treatment, should any award grant or other action with respect thereto not satisfy Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or otherwise for any tax or other liability imposed on a participant with respect to an award.

3.5          Reliance on Experts.    In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.6          Delegation.    The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

4.    SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1          Shares Available.    Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation’s authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, “Common Stock” shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

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4.2          Aggregate Share Limit.    The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to the sum of the following:

(1)          [•] shares of Common Stock, minus

(2)          the number of any shares of Common Stock subject to stock options that were granted under the Cepton Technologies, Inc. Stock Incentive Plan (the “2016 Plan”) during the period between the date of the Business Combination Agreement by and among the Corporation, Growth Capital Acquisition Corp. (“GCAC”), and GCAC Merger Sub Inc., a wholly-owned subsidiary of GCAC (the “Business Combination Agreement”), and the Effective Time (as defined in the Business Combination Agreement) that either remained outstanding at the Effective Time or were exercised prior to the Effective Time, with such number of shares being adjusted as of the Effective Time based on the Per Share Stock Consideration (as such term is defined in the Business Combination Agreement) in accordance with the applicable adjustment provisions set forth in the Business Combination Agreement, plus

(3)          the number of any shares subject to stock options granted under the 2016 Plan and outstanding on the date of stockholder approval of this Plan (the “Stockholder Approval Date”) which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date without being exercised, plus

(4)          the number of any shares subject to restricted stock awards granted under the 2016 Plan that are outstanding and unvested on the Stockholder Approval Date that are forfeited, terminated, cancelled or otherwise reacquired by the Corporation without having become vested.

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of this Plan, with the first such increase to occur in January 2022, by an amount equal to the lesser of (i) two percent (2%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Board.

4.3          Additional Share Limits.    The following limits also apply with respect to awards granted under this Plan. These limits are in addition to, not in lieu of, the aggregate Share Limit in Section 4.2.

(a)          The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is [•] shares.

(b)          Awards that are granted under this Plan during any one calendar year to any person who, on the grant date of the award, is a non-employee director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under this Plan during that same calendar year to that individual in his or her capacity as a non-employee director and (ii) the dollar amount of all other cash compensation payable by the Corporation to such non-employee director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $[•]; provided that this limit is $[•] as to (1) a non-employee director who is serving as the independent Chair of the Board or as a lead independent director at the time the applicable grant is made or (2) any new non-employee director for the calendar year in which the non-employee director is first elected or appointed to the Board. For purposes of this Section 4.3(b), a “non-employee director” is an individual who, on the grant date of the award, is a member of the Board who is not then an officer or employee of the Corporation or one of its Subsidiaries. For purposes of this Section 4.3(b), “grant date fair value” means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Corporation’s financial reporting. The limits of this Section 4.3(b) do not apply to, and

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shall be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Corporation or one of its Subsidiaries. The limits of this Section 4.3(b) apply on an individual basis and not on an aggregate basis to all non-employee directors as a group.

4.4          Share-Limit Counting Rules.    The Share Limit shall be subject to the following provisions of this Section 4.4:

(a)          Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(b)          Except as provided below, to the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right granted under this Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised in full at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be counted against the Share Limit with respect to such exercise and the 85,000 shares not issued shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.)

(c)          Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award granted under this Plan, as well as any shares exchanged by a participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award granted under this Plan, shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan (but such shares shall not again become available for issuance as ISOs).

(d)          To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(e)          In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares delivered with respect to the award shall be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Corporation pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit). Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under this Plan other than the aggregate Share Limit.

(f)          The Corporation may not increase the Share Limit by repurchasing shares of Common Stock on the market (by using cash received through the exercise of stock options or otherwise).

Refer to Section 8.11 for application of the share limits of this Plan, including the limits in Sections 4.2 and 4.3, with respect to assumed awards. Each of the numerical limits and references in Sections 4.2 and 4.3, and in this Section 4.4, is subject to adjustment as contemplated by Sections 7 and 8.10.

4.5          No Fractional Shares; Minimum Issue.    Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

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5.    AWARDS

5.1          Type and Form of Awards.    The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1      Stock Options.    A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The agreement evidencing the grant of an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2      Additional Rules Applicable to ISOs.    To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the fair market value of a share of Common Stock on the date of grant of the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted. If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the Code, the option shall be a nonqualified stock option.

5.1.3      Stock Appreciation Rights.    A stock appreciation right or “SAR” is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.

5.1.4      Other Awards; Dividend Equivalent Rights.    The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, restricted stock units, deferred shares, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Stock, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the

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occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) cash awards. The types of cash awards that may be granted under this Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator, on such terms as the Administrator may provide, as well as discretionary cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted as to a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied.

5.2          Award Agreements.    Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an “award agreement”), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require.

5.3          Deferrals and Settlements.    Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions (if any) as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4          Consideration for Common Stock or Awards.    The purchase price (if any) for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

(a)          services rendered by the recipient of such award;

(b)          cash, check payable to the order of the Corporation, or electronic funds transfer;

(c)          notice and third party payment in such manner as may be authorized by the Administrator;

(d)          the delivery of previously-owned shares of Common Stock which meet the conditions established by the Administrator to avoid adverse accounting consequences to the Corporation (as determined by the Administrator);

(e)          by a reduction in the number of shares otherwise deliverable pursuant to the award; or

(f)          subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay any exercise or purchase price of any award or shares by any method other than cash payment to the Corporation.

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5.5          Definition of Fair Market Value.    For purposes of this Plan, “fair market value” shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a share of Common Stock on the Nasdaq Capital Market (or, if the Common Stock is not then traded on the Nasdaq Capital Market, the principal established securities market on which shares of Common Stock are readily tradable) (the “Market”) for the date in question or, if no sales of Common Stock were reported on the Market on that date, the closing price (in regular trading) for a share of Common Stock on the Market for the next preceding day on which sales of Common Stock were reported on the Market. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a share of Common Stock on the Market on the last trading day preceding the date in question or the average of the high and low trading prices of a share of Common Stock on the Market for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on the Market as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6          Transfer Restrictions.

5.6.1      Limitations on Exercise and Transfer.    Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2     Exceptions.    The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.6.3      Further Exceptions to Limits on Transfer.    The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)          transfers to the Corporation (for example, in connection with the expiration or termination of the award);

(b)          the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly-designated beneficiary, transfers by will or the laws of descent and distribution;

(c)          subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if received by the Administrator;

(d)          if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative; or

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(e)          the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

5.7          International Awards.    One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator from time to time. The awards so granted need not comply with other specific terms of this Plan, provided that stockholder approval of any deviation from the specific terms of this Plan is not required by applicable law or the rules of any principal securities exchange or market on which shares of Common Stock are then traded.

6.    EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1          General.    The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Corporation or one of its Subsidiaries, is not a member of the Board, and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2          Events Not Deemed Terminations of Employment.    Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of: (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of any applicable maximum term of the award.

6.3          Effect of Change of Subsidiary Status.    For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person’s award(s) in connection with such transaction.

7.    ADJUSTMENTS; ACCELERATION

7.1          Adjustments.

(a)          Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and

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proportionately adjust: (i) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan); (ii) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards; (iii) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards; and/or (iv) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

(b)          Any adjustment in the number of shares subject to an award under this Section 7.1 shall be rounded down to the nearest whole share, although the Administrator in its sole discretion may make a cash payment in lieu of a fractional share.

(c)          Without limiting the generality of Section 3.4, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2          Corporate Transactions - Assumption and Termination of Awards.

(a)          Upon any event in which the Corporation does not survive, or does not survive as a public company in respect of its Common Stock (including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Corporation, in any case in connection with which the Corporation does not survive or does not survive as a public company in respect of its Common Stock), then the Administrator may, in its sole discretion, make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award): (i) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the “target” performance level); and (ii) each award (including any award or portion thereof that, by its terms, does not accelerate and vest in the circumstances) shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

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(b)          Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

(c)          For purposes of this Section 7.2, an award shall be deemed to have been “assumed” if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Corporation or all or substantially all of the Corporation’s assets directly or through one or more subsidiaries (a “Parent”)), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each share of Common Stock subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the stockholders of the Corporation for each share of Common Stock sold or exchanged in such event (or the consideration received by a majority of the stockholders participating in such event if the stockholders were offered a choice of consideration); provided, however, that if the consideration offered for a share of Common Stock in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the stockholders participating in the event.

(d)          The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

(e)          In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

(f)          Without limiting the generality of Section 3.4, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

(g)          The Administrator may override the provisions of this Section 7.2 by express provision in the award agreement and may accord any participant a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in this Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

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8.    OTHER PROVISIONS

8.1          Compliance with Laws.    This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including, but not limited to, state and federal securities law) and to such approvals by any exchange, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2          No Rights to Award.    No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3          No Employment/Service Contract.    Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4          Plan Not Funded.    Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5          Tax Withholding.    Upon any exercise, vesting, or payment of any award, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Corporation shall be made to provide for any taxes the Corporation or any of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)          The Corporation or one of its Subsidiaries shall have the right to require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

(b)          The Corporation or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant’s personal representative or beneficiary, as the case may be) the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

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(c)          In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy any applicable withholding obligation on exercise, vesting or payment.

8.6          Section 409A.    Except as otherwise expressly set forth in an award agreement, it is intended that awards granted under the Plan either be exempt from, or comply with, the requirements of Section 409A of the Code (“Section 409A”). To the extent an award is subject to Section 409A (a “409A Award”), the terms of the Plan, the 409A Award and any award agreement shall be interpreted to comply with the requirements of Section 409A so that the 409A Award is not subject to additional tax or interest under Section 409A, unless the Administrator expressly provides otherwise. A 409A Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order for it to comply with the requirements of Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” to an individual who is considered a “specified employee” (as each term is defined under Section 409A), then no such payment shall be made prior to the date that is the earlier of (a) six months and one day after the participant’s separation from service or (b) the participant’s death, but only to the extent such delay is necessary for such payment to comply with the requirements of Section 409A(a)(2)(B)(i) of the Code. Each participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such participant in connection with this Plan, including any taxes and penalties under Section 409A, and neither the Corporation, nor any Subsidiary or any affiliate shall have any obligation to indemnify or otherwise hold such participant or any beneficiary harmless from such taxes or penalties. With respect to any 409A Award, references to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A. For purposes of Section 409A, each of the payments that may be made in respect of any award granted under the Plan is designated as a separate payment.

8.7          Effective Date, Termination and Suspension, Amendments.

8.7.1      Effective Date.    This Plan is effective as of August 4, 2021, the date of its approval by the Board (the “Effective Date”). This Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board and subject to any extension that may be approved by stockholders, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.7.2      Board Authorization.    The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.7.3      Stockholder Approval.    To the extent then required by applicable law or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.7.4      Amendments to Awards.    Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior

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exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the no-repricing provision of Section 3.3.

8.7.5      Limitations on Amendments to Plan and Awards.    No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.7.

8.8        Privileges of Stock Ownership.    Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.9        Governing Law; Severability.

8.9.1      Choice of Law.    This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict of law provision to the contrary.

8.9.2      Severability.    If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.10        Captions.    Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.11        Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation.    Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the common stock (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan and shares subject to any substitute awards shall not be available for awards under the Plan in the event of any forfeiture, expiration or cash settlement of such substitute awards.

8.12        Non-Exclusivity of Plan.    Nothing in this Plan shall limit or be deemed to limit the authority of the Board, the Administrator, the Corporation, or any Subsidiary to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

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8.13        No Corporate Action Restriction.    The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect, or restrict in any way the right or power of the Corporation or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittees), as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation), or (g) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.14        Other Company Benefit and Compensation Programs.    Payments and other benefits received by a participant under an award made pursuant to this Plan are wholly discretionary and, although provided by the Corporation, do not constitute regular or periodic payments. Unless otherwise required by applicable laws, the payments and other benefits provided under the Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans, arrangements or authority of the Corporation or its Subsidiaries.

8.15        Clawback Policy.    The awards granted under this Plan are subject to the terms of the Corporation’s recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any shares of Common Stock or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).

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Annex E

CEPTON, INC.
EMPLOYEE STOCK PURCHASE PLAN

1.            PURPOSE

The purpose of this Plan is to assist Eligible Employees in acquiring a stock ownership interest in the Corporation, at a favorable price and upon favorable terms, pursuant to a plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. This Plan is also intended to encourage Eligible Employees to remain in the employ of the Corporation (or a Subsidiary which may be designated by the Committee as a “Participating Subsidiary”) and to provide them with an additional incentive to advance the best interests of the Corporation.

2.            DEFINITIONS

Capitalized terms used herein which are not otherwise defined shall have the following meanings.

“Account” means the bookkeeping account maintained by the Corporation, or by a recordkeeper on behalf of the Corporation, for a Participant pursuant to Section 7(a).

“Board” means the Board of Directors of the Corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Commission” means the U.S. Securities and Exchange Commission.

“Committee” means the committee appointed by the Board to administer this Plan pursuant to Section 12.

“Common Stock” means the common stock, par value $0.00001 per share, of the Corporation, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Section 17.

“Compensation” means an Eligible Employee’s regular gross pay. Compensation includes any amounts contributed as salary reduction contributions to a plan qualifying under Section 401(k), 125 or 129 of the Code. Any other form of remuneration is excluded from Compensation, including (but not limited to) the following: severance pay, overtime payments, commissions, prizes, awards, relocation or housing allowances, stock option exercises, stock appreciation right payments, the vesting or grant of restricted stock, the payment of stock units, performance awards, auto allowances, tuition reimbursement, perquisites, non-cash compensation and other forms of imputed income, bonuses, incentive compensation, special payments, fees and allowances. Notwithstanding the foregoing, Compensation shall not include any amounts deferred under or paid from any nonqualified deferred compensation plan maintained by the Corporation or any Subsidiary.

“Contributions” means all bookkeeping amounts credited to the Account of a Participant pursuant to Section 7(a).

“Corporation” means Cepton, Inc., a Delaware corporation, and its successors.

“Effective Date” means [•], 2021, the date this Plan was adopted by the Board.

“Eligible Employee” means any employee of the Corporation, or of any Subsidiary which has been designated in writing by the Committee as a “Participating Subsidiary” (including any Subsidiaries which have become such after the date that this Plan is approved by the stockholders of the Corporation). Notwithstanding the foregoing and unless otherwise provided by the Committee in advance of the applicable Offering Period, “Eligible Employee” shall not include any employee:

(a)          whose customary employment is for not more than five (5) months in a calendar year; or

(b)          whose customary employment is for twenty (20) hours or less per week.

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“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

“Exercise Date” means, with respect to an Offering Period, the last day of that Offering Period.

“Fair Market Value” on any date means:

(a)          if the Common Stock is listed or admitted to trade on a national securities exchange, the closing price of a share of Common Stock on such date on the principal national securities exchange on which the Common Stock is so listed or admitted to trade, or, if there is no trading of the Common Stock on such date, then the closing price of a share of Common Stock on such exchange on the next preceding date on which there was trading in the shares of Common Stock;

(b)          in the absence of exchange data required to determine Fair Market Value pursuant to the foregoing, the value as established by the Committee as of the relevant time for purposes of this Plan.

“Grant Date” means the first day of each Offering Period, as determined by the Committee and announced to potential Eligible Employees.

“Individual Limit” has the meaning given to such term in Section 4(b).

“New Exercise Date” has the meaning given to such term in Section 18.

“Offering Period” means the period of six (6) consecutive months commencing on each Grant Date; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period; provided, further, that the Committee may provide, as it deems appropriate and in advance of the applicable Offering Period, that such Offering Period will consist of multiple “purchase periods,” with an Exercise Date to occur at the end of each such purchase period. In no event will the Grant Date for an Offering Period occur on or before the Exercise Date (or the final Exercise Date, as the case may be) for the immediately preceding Offering Period.

“Option” means the stock option to acquire shares of Common Stock granted to a Participant pursuant to Section 8.

“Option Price” means the per share exercise price of an Option as determined in accordance with Section 8(b).

“Parent” means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation in which each corporation (other than the Corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

“Participant” means an Eligible Employee who has elected to participate in this Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Section 6.

“Participating Subsidiary” means any Subsidiary that has been designated in writing by the Committee as a Participating Subsidiary for purposes of this Plan.

“Plan” means this Cepton, Inc. Employee Stock Purchase Plan, as amended from time to time.

“Rule 16b-3” means Rule 16b-3 as promulgated by the Commission under Section 16, as amended from time to time.

“Share Limit” has the meaning given to such term in Section 4(a).

“Subscription Agreement” means the written enrollment agreement or applicable electronic form of enrollment agreement filed by an Eligible Employee with the Corporation (or its designee) pursuant to Section 6 to participate in this Plan.

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“Subsidiary” means any corporation (other than the Corporation) in an unbroken chain of corporations (beginning with the Corporation) in which each corporation (other than the last corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

3.            ELIGIBILITY

Any person employed as an Eligible Employee as of a Grant Date shall be eligible to participate in this Plan during the Offering Period in which such Grant Date occurs, subject to the Eligible Employee satisfying the requirements of Section 6.

4.            STOCK SUBJECT TO THIS PLAN; SHARE LIMITATIONS

(a)          Aggregate Share Limit.

(i)          Subject to the provisions of Section 17, the capital stock that may be delivered under this Plan will be shares of the Corporation’s authorized but unissued Common Stock and any of its shares of Common Stock held as treasury shares. The maximum number of shares of Common Stock that may be delivered pursuant to Options granted under this Plan is [•]1 shares, subject to adjustments pursuant to Section 17 (the “Share Limit”).

(ii)          In addition, subject to adjustments pursuant to Section 17, the Share Limit shall automatically increase on the first trading day in January of each of the calendar years during the term of this Plan, with the first such increase to occur in January 2022, by an amount equal to the lesser of (A) one percent (1%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, (B) [•]2 shares of Common Stock, or (C) such number of shares of Common Stock as may be established by the Board.

(iii)        In the event that during a particular Offering Period all of the shares of Common Stock made available under this Plan are subscribed prior to the expiration of this Plan, this Plan and all outstanding Options hereunder shall terminate at the end of that Offering Period and the shares available shall be allocated for purchase by Participants in that Offering Period on a pro-rata basis determined with respect to Participants’ Account balances.

(b)          Individual Share Limit. The maximum number of shares of Common Stock that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is [•] shares, subject to adjustments pursuant to Section 17 (the “Individual Limit”); provided, however, that the Committee may amend such Individual Limit, effective no earlier than the first Offering Period commencing after the adoption of such amendment, without stockholder approval. The Individual Limit shall be proportionately adjusted for any Offering Period of less than six months, and may, at the discretion of the Committee, be proportionately increased for any Offering Period of greater than six months.

(c)          Shares Not Actually Delivered. Shares that are subject to or underlie Options, which for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again, except to the extent prohibited by law, be available for subsequent Options under this Plan.

5.            OFFERING PERIODS

During the term of this Plan, the Corporation will offer Options to purchase shares in each Offering Period to all Eligible Employees in that Offering Period. Unless otherwise specified by the Committee in advance of the Offering Period, Offering Periods will be of six (6) months duration. The Committee will specify in

____________

1        To be set at 2% of the outstanding shares of GCAC Class A Common Stock issued and outstanding immediately following the Closing (as calculated after giving effect to the Redemption).

2        This fixed cap on the number of shares for an ESPP evergreen is required under the tax rules.

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advance of each Offering Period when the Offering Period will commence and the Grant Date of the Offering Period. Each Option shall become effective on the Grant Date of that Offering Period. The term of each Option shall be the duration of the related Offering Period and shall end on the Exercise Date of that Offering Period. Offering Periods shall continue until this Plan is terminated in accordance with Section 18 or 19, or, if earlier, until no shares remain available for Options pursuant to Section 4.

6.            PARTICIPATION

(a)          Enrollment.    An Eligible Employee may become a Participant in this Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate). To become effective, a Subscription Agreement must be signed by the Eligible Employee and filed with the Corporation (or its designee) at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee’s Compensation to be credited to the Participant’s Account as Contributions each pay period.

(b)          Contribution Limits.    Notwithstanding the foregoing, a Participant’s Contribution election shall be subject to the following limitations:

(i)          the $25,000 annual limitation set forth in Section 8(c);

(ii)         a Participant may not elect to contribute more than fifteen percent (15%) of his or her Compensation each pay period as Plan Contributions; and

(iii)        such other limits, rules, or procedures as the Committee may prescribe.

(c)          Content and Duration of Subscription Agreements.    Subscription Agreements shall contain the Eligible Employee’s authorization and consent to the Corporation’s withholding from his or her Compensation the amount of his or her Contributions. An Eligible Employee’s Subscription Agreement, and his or her participation election and withholding consent thereon, shall remain valid for all Offering Periods until (i) the Eligible Employee’s participation terminates pursuant to the terms hereof, (ii) the Eligible Employee files a new Subscription Agreement that becomes effective, or (iii) the Committee requires that a new Subscription Agreement be executed and filed with the Corporation.

7.            METHOD OF PAYMENT OF CONTRIBUTIONS

(a)          Participation Account.    The Corporation shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant. The percentage (or amount, as applicable) of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant’s Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant’s Account as soon as administratively practicable after such date. A Participant may not make any additional payments to his or her Account. A Participant’s Account shall be reduced by any amounts used to pay the Option Price of shares acquired, or by any other amounts distributed pursuant to the terms hereof.

(b)          Commencement of Payroll Deductions.    Payroll deductions with respect to an Offering Period shall commence as of the first day of the payroll period which coincides with or immediately follows the applicable Grant Date and shall end on the last day of the payroll period which coincides with or immediately precedes the applicable Exercise Date, unless sooner terminated by the Participant as provided in this Section 7 or until his or her Plan participation terminates pursuant to Section 11.

(c)          Withdrawal During an Offering Period.    A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Section 11) by completing and filing with the Corporation (or its designee), in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form or applicable

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electronic withdrawal form which shall be completed by the Participant. Such termination shall be effective as soon as administratively practicable after its receipt by the Corporation. A withdrawal election pursuant to this Section 7(c) with respect to an Offering Period shall only be effective, however, if it is received by the Corporation prior to the Exercise Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the Exercise Date). Partial withdrawals of Accounts, and other modifications or suspensions of Subscription Agreements, except as provided in Section 7(d) or 7(e), are not permitted.

(d)          Change in Contribution Elections for the Following Offering Period.    A Participant may discontinue, increase, or decrease the level of his or her Contributions (within Plan limits) by completing and filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. Subject to any additional timing requirements that the Committee may impose, an election pursuant to this Section 7(d) shall be effective with the first Offering Period that commences after the Corporation’s receipt of such election.

(e)          Discontinuing Contributions During an Offering Period.    A Participant may discontinue his or her Contributions (but not increase or otherwise decrease the level of his or her Contributions) during an Offering Period, by filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. An election pursuant to this Section 7(e) shall be effective no earlier than the first payroll period that starts after the Corporation’s receipt of such election. If a Participant elects to discontinue his or her Contributions pursuant to this Section 7(e), the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7(c), in which case the Participant’s Account will be paid to him or her in cash in accordance with Section 11(a)).

8.            GRANT OF OPTION

(a)          Grant Date; Number of Shares.    On each Grant Date, each Eligible Employee who is a Participant during that Offering Period shall be granted an Option to purchase a number of shares of Common Stock. The Option shall be exercised on the Exercise Date. The number of shares subject to the Option shall be determined by dividing the Participant’s Account balance as of the applicable Exercise Date by the Option Price.

(b)          Option Price.    The Option Price per share of the shares subject to an Option for an Offering Period shall be the lesser of: (i) 85% of the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period; or (ii) 85% of the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period; provided, however, that the Committee may provide prior to the start of any Offering Period that the Option Price for that Offering Period shall be determined by applying a discount amount (not to exceed 15%) to either (1) the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period, or (2) the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period, or (3) the lesser of the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period or the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period (or, for purposes of the foregoing clauses (2) and (3), the applicable Exercise Date of that Offering Period, as the case may be). Notwithstanding anything to the contrary in the preceding provisions of this Section 8(b), in no event shall the Option Price per share be less than the par value of a share of Common Stock.

(c)          Limits on Share Purchases.    Notwithstanding anything else contained herein, a person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase shares under this Plan to the extent:

(1)          it would, if exercised, cause the person to own stock (within the meaning of Section 423(b)(3) of the Code) possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation, or of any Parent, or of any Subsidiary; or

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(2)          such Option causes such individual to have rights to purchase stock under this Plan and any other plan of the Corporation, any Parent, or any Subsidiary which is qualified under Section 423 of the Code which accrue at a rate which exceeds $25,000 of the fair market value of the stock of the Corporation, of any Parent, or of any Subsidiary (determined at the time the right to purchase such stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time.

For purposes of the foregoing, a right to purchase stock accrues when it first becomes exercisable during the calendar year. In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5% limit set forth above, the rules of Section 424(d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee.

9.            EXERCISE OF OPTION

(a)          Unless a Participant withdraws from an Offering Period pursuant to Section 7(c) or the Participant’s Plan participation is terminated as provided in Section 11, his or her Option for the purchase of shares shall be exercised automatically on the Exercise Date for that Offering Period, without any further action on the Participant’s part, and the maximum number of whole shares subject to such Option (subject to the Individual Limit set forth in Section 4(b) and the limitations contained in Section 8(c)) shall be purchased at the Option Price with the balance of such Participant’s Account.

(b)          If any amount is not sufficient to purchase a whole share of Common Stock remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to such Participant as soon as administratively practicable after such date; provided that the Committee may provide in advance of an Offering Period for any such amount with respect to that Offering Period to be credited to the Participant’s Account for the next Offering Period, if he or she is a Participant in such next Offering Period.

(c)          If the Share Limit of Section 4(a) is reached, any amount that remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date to purchase the number of shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date.

(d)          If any amount which exceeds the Individual Limit set forth in Section 4(b) or one of the limitations set forth in Section 8(c) remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date.

10.          DELIVERY OF SHARES

As soon as administratively practicable after the Exercise Date, the Corporation shall, in its discretion, either deliver to each Participant a certificate representing the shares of Common Stock purchased upon exercise of his or her Option, provide for the crediting of such shares in book entry form in the name of the Participant, or provide for an alternative arrangement for the delivery of such shares to a broker or recordkeeping service for the benefit of the Participant. In the event the Corporation is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such shares, the Corporation will seek to obtain such authority. If the Corporation is unable to obtain from any such commission or agency authority which counsel for the Corporation deems necessary for the lawful issuance of any such certificate or other delivery of such shares, or if for any other reason the Corporation cannot issue or deliver shares of Common Stock and satisfy Section 21, the Corporation shall be relieved from liability to any Participant except that the Corporation shall return to each Participant to whom such shares cannot be issued or delivered the amount of the balance credited to his or her Account that would have otherwise been used for the purchase of such shares.

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11.          TERMINATION OF EMPLOYMENT; CHANGE IN ELIGIBLE STATUS

(a)          General.    Except as provided in the next paragraph, if a Participant ceases to be an Eligible Employee for any reason at any time prior to the last day of an Offering Period in which he or she participates, or if the Participant timely elects to terminate Contributions and withdraw from the Plan pursuant to Section 7(c), such Participant’s Account shall be paid to him or her (or, in the event of the Participant’s death, to the person or persons entitled thereto under Section 13) in cash, and such Participant’s Option and participation in the Plan shall be automatically terminated.

(b)          Change in Employee Status or Leave of Absence.    If a Participant (i) ceases to be an Eligible Employee during an Offering Period but remains an employee of the Corporation or a Participating Subsidiary through the Exercise Date, or (ii) during an Offering Period commences a sick leave, military leave, or other leave of absence approved by the Corporation or a Participating Subsidiary, and the leave meets the requirements of Treasury Regulation Section 1.421-1(h)(2) and the Participant is an employee of the Corporation or a Participating Subsidiary or on such leave as of the applicable Exercise Date, such Participant’s Contributions shall cease, and the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely election to terminate Contributions and withdraw from the Plan in accordance with Section 7(c), in which case such Participant’s Account shall be paid to him or her in cash in accordance with the foregoing paragraph).

(c)          Re-Enrollment.    A Participant’s termination from Plan participation precludes the Participant from again participating in this Plan during that Offering Period. However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met. A Participant’s termination from Plan participation shall be deemed to be a revocation of that Participant’s Subscription Agreement and such Participant must file a new Subscription Agreement to resume Plan participation in any succeeding Offering Period.

(d)          Change in Subsidiary Status.    For purposes of this Plan, if a Participating Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Plan and will no longer be an Eligible Employee, unless the person continues as an Eligible Employee in respect of the Corporation or another Participating Subsidiary.

12.          ADMINISTRATION

(a)          The Committee.    The Board shall appoint the Committee, which shall be composed of not less than two members of the Board. Subject to the preceding sentence, the Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise. The Board may also, at any time, assume or change the administration of this Plan.

(b)          Powers and Duties of the Committee.    The Committee shall administer this Plan and shall have full power and discretion to adopt, amend and rescind any rules it considers desirable and appropriate for the administration of this Plan and not inconsistent with the terms of this Plan (including, without limitation, rules and deadlines for making elections under the Plan, which deadlines may be more restrictive than the deadlines otherwise set forth in this Plan), to further define the terms used in this Plan, and to make all other determinations necessary or advisable for the administration of this Plan or the effectuation of its purposes. The Committee shall act by majority vote or by unanimous written consent. No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan. The Committee shall have full power and discretionary authority to construe and interpret the terms and conditions of this Plan and any agreements defining the rights and obligations of the Corporation, any Subsidiary, and any Participant or other person under this Plan, which construction

Annex E-7

or interpretation shall be final and binding on all parties including the Corporation, Subsidiaries, Participants and beneficiaries. Notwithstanding anything else contained in this Plan to the contrary, the Committee may also adopt rules, procedures, separate offerings, or sub-plans applicable to particular Subsidiaries or locations, which separate offerings or sub-plans may be designed to be outside the scope of Section 423 of the Code and need not comply with the otherwise applicable provisions of this Plan. The Committee may delegate ministerial non-discretionary functions to third parties, including individuals who are officers or employees of the Corporation or Participating Subsidiaries.

(c)          Decisions of the Committee are Binding; Reliance on Experts.    Subject only to compliance with the express provisions hereof, the Board and Committee may act in their absolute discretion in matters within their authority related to this Plan. Any action taken by, or inaction of, the Corporation, any Participating Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. In making any determination or in taking or not taking any action under this Plan, the Board or Committee, as the case may be, may obtain and may rely on the advice of experts, including professional advisors to the Corporation. No member of the Board or Committee, or officer or agent of the Corporation, will be liable for any action, omission or decision under the Plan taken, made or omitted in good faith.

(d)          Indemnification.    Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

13.          DEATH BENEFITS

In the event of the death of a Participant, the Corporation shall deliver such shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Corporation), the Corporation, in its sole discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Corporation, then to such other person as the Corporation may designate.

14.          TRANSFERABILITY

(a)          Neither Contributions credited to a Participant’s Account nor any Options or rights with respect to the exercise of Options or right to receive shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 13) by the Participant. Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all shares shall be delivered in accordance with the provisions of this Plan. Amounts payable or shares deliverable pursuant to this Plan shall be paid or delivered only to (or credited in the name of, as the case may be) the Participant or, in the event of the Participant’s death, as provided in Section 13.

(b)          The Corporation may require a Participant to hold any shares the Participant acquires under this Plan in a brokerage account identified by the Corporation until the date the shares are transferred, sold or otherwise disposed of in any way by the Participant, or such earlier time as the Corporation may determine.

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15.          USE OF FUNDS; INTEREST

All Contributions received or held by the Corporation under this Plan will be included in the general assets of the Corporation and may be used for any corporate purpose. Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise).

16.          REPORTS

Statements shall be provided or made available (in writing or electronically) to Participants as soon as administratively practicable following each Exercise Date. Each Participant’s statement shall set forth, as of such Exercise Date, that Participant’s Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole shares purchased and his or her remaining Account balance, if any.

17.          ADJUSTMENTS OF AND CHANGES IN THE STOCK

(a)          Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), or reverse stock split; any merger, combination, consolidation, or other reorganization; split-up, spin-off, or any similar extraordinary dividend distribution in respect of the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; or a sale of substantially all the assets of the Corporation as an entirety occurs; then the Committee shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

(i)          proportionately adjust any or all of (A) the number and type of shares of Common Stock or the number and type of other securities that thereafter may be made the subject of Options (including the specific maxima and numbers of shares set forth elsewhere in this Plan), (B) the number, amount and type of shares (or other securities or property) subject to any or all outstanding Options, (C) the Option Price of any or all outstanding Options, or (D) the securities, cash or other property deliverable upon exercise of any outstanding Options, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding Options; or

(ii)          make provision for a cash payment in settlement of, or for the substitution or exchange of, any or all outstanding Options or the cash, securities or property deliverable to the holder of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Stock upon or in respect of such event.

(b)          The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the Option Price of the Option.

(c)          In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally.

(d)          Without limiting the generality of Section 12, any good faith determination by the Committee as to whether an adjustment is required in the circumstances pursuant to this Section 17, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

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18.          POSSIBLE EARLY TERMINATION OF PLAN AND OPTIONS

Upon a dissolution or liquidation of the Corporation, or any other event described in Section 17 that the Corporation does not survive, or does not survive as a publicly-traded company in respect of its shares, subject to any provision that has been expressly made by the Board for the survival, substitution, assumption, exchange or other settlement of the Options that are then outstanding under the Plan, each Offering Period then in progress shall be shortened and a new Exercise Date shall be established by the Board or the Committee (the “New Exercise Date”), as of which date the Plan and any Offering Period then in progress shall terminate and all then-outstanding Options under this Plan shall be automatically exercised in accordance with the terms hereof; provided, however, that the New Exercise Date shall not be more than ten (10) days before the date of the consummation of such dissolution, liquidation or other event. The Option Price on the New Exercise Date shall be determined as provided in Section 8(b), and the New Exercise Date shall be treated as the “Exercise Date” for purposes of determining such Option Price.

19.          TERM OF PLAN; AMENDMENT OR TERMINATION

(a)          Effective Date; Termination.    This Plan shall become effective as of the Effective Date. No new Offering Periods shall commence on or after the tenth (10th) anniversary of the Effective Date, and this Plan shall terminate as of the Exercise Date on or immediately following such date unless sooner terminated pursuant to Section 4, Section 18 or this Section 19.

(b)          Board Amendment Authority.    The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part, without notice. Stockholder approval for any amendment or modification shall not be required, except to the extent required by law or applicable stock exchange rules, or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan. No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan. No amendment, modification, or termination pursuant to this Section 19(b) shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Corporation under any Option granted under this Plan prior to the effective date of such change. Changes contemplated by Section 17 or Section 18 shall not be deemed to constitute changes or amendments requiring Participant consent. Without limiting the generality of the Committee’s amendment authority, the Committee shall have the right to designate from time to time the Subsidiaries whose employees may be eligible to participate in this Plan (including, without limitation, any Subsidiary that may become such after the Effective Date), to change the service and other qualification requirements set forth under the definition of Eligible Employee in Section 2, and to change the definition of Compensation set forth in Section 2 (in each case, subject to the requirements of Section 423(b) of the Code and applicable rules and regulations thereunder). Any such change shall not take effect earlier than the first Offering Period that starts on or after the effective date of such change. Any such change shall not constitute an amendment to this Plan requiring stockholder approval.

20.          NOTICES

All notices or other communications by a Participant to the Corporation contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose.

21.          CONDITIONS UPON ISSUANCE OF SHARES

This Plan, the granting of Options under this Plan and the offer, issuance and delivery of shares of Common Stock are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Corporation as the Committee may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

Annex E-10

22.          PLAN CONSTRUCTION

(a)          Section 16.    It is the intent of the Corporation that transactions involving Options under this Plan (other than “Discretionary Transactions” as that term is defined in Rule 16b-3(b)(1) promulgated by the Commission under Section 16 of the Exchange Act, to the extent there are any Discretionary Transactions under this Plan), in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act, satisfy the requirements for exemption under Rule 16b-3(c) promulgated by the Commission under Section 16 of the Exchange Act to the maximum extent possible. Notwithstanding the foregoing, the Corporation shall have no liability to any Participant for Section 16 consequences of Options or other events with respect to this Plan.

(b)          Section 423.    Except as the Committee may expressly provide in the case of one or more separate offerings or sub-plans adopted pursuant to Section 12(b), this Plan and Options are intended to qualify under Section 423 of the Code.

(c)          Interpretation.    If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict. If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Plan as to such persons in the circumstances.

23.          EMPLOYEES’ RIGHTS

(a)          No Employment Rights.    Nothing in this Plan (or in any Subscription Agreement or other document related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary, constitute any contract or agreement of employment or other service or effect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or any Subsidiary to change such person’s compensation or other benefits or to terminate his or her employment or other service, with or without cause. Nothing contained in this Section 23(a), however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement.

(b)          No Rights to Assets of the Corporation.    No Participant or other person will have any right, title or interest in any fund or in any specific asset (including shares of Common Stock) of the Corporation or any Subsidiary by reason of any Option hereunder. Neither the provisions of this Plan (or of any Subscription Agreement or other document related to this Plan), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or any Subsidiary, on the one hand, and any Participant or other person, on the other hand. To the extent that a Participant or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Corporation. No special or separate reserve, fund or deposit will be made to assure any such payment.

(c)          No Stockholder Rights.    A Participant will not be entitled to any privilege of stock ownership as to any shares not actually delivered to and held of record by the Participant. Except as expressly required by Section 17, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

24.          MISCELLANEOUS

(a)          Governing Law; Severability.    This Plan, the Options, Subscription Agreements, and other documents related to this Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to any conflict of law principles. If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

Annex E-11

(b)          Captions and Headings.    Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof.

(c)          No Effect on Other Plans or Corporate Authority.    The adoption of this Plan shall not affect any other Corporation or Subsidiary compensation or incentive plans in effect. Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (i) to establish any other forms of incentives or compensation for employees of the Corporation or any Subsidiary (with or without reference to the Common Stock), or (ii) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in connection with any proper corporate purpose; to the extent consistent with any other plan or authority.

(d)          No Effect on Other Compensation.    Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Committee or the Board (or the board of directors of the Subsidiary that sponsors such plan or arrangement, as applicable) expressly otherwise provides in writing.

25.          STOCKHOLDER APPROVAL

Notwithstanding anything else contained herein to the contrary, the effectiveness of this Plan is subject to the approval of this Plan by the stockholders of the Corporation within twelve months after the Effective Date. No shares shall be issued or delivered under this Plan until such stockholder approval is obtained and, if such stockholder approval is not obtained within such twelve-month period of time, all Contributions credited to a Participant’s Account hereunder shall be refunded to such Participant (without interest) as soon as practicable after the end of such twelve-month period.

26.          TAX WITHHOLDING

(a)          Notwithstanding anything else contained herein to the contrary, the Corporation may deduct from a Participant’s Account balance as of an Exercise Date, before the exercise of the Participant’s Option is given effect on such date, the amount of any taxes which the Corporation reasonably determines it or any Subsidiary may be required to withhold with respect to such exercise. In such event, the maximum number of whole shares of Common Stock subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant’s Account (after reduction for the tax withholding amount).

(b)          Should the Corporation for any reason be unable, or elect not to, satisfy its or any Subsidiary’s tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant’s exercise of an Option, or should the Corporation or any Subsidiary reasonably determine that it or an affiliated entity has a tax withholding obligation with respect to a disposition of shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code or at any other time in respect of a Participant’s participation in this Plan, the Corporation or Subsidiary, as the case may be, shall have the right at its option to (i) require the Participant to pay or provide for payment of the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event or (ii) deduct from the Participant’s Account or from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or an affiliate is required to withhold with respect to such event.

27.          NOTICE OF SALE

Any person who has acquired shares under this Plan shall give prompt written notice to the Corporation of any sale or other transfer of the shares if such sale or transfer occurs (a) within the two-year period after the Grant Date of the Offering Period with respect to which such shares were acquired, or (b) within the twelve-month period after the Exercise Date of the Offering Period with respect to which such shares were acquired.

Annex E-12

Annex F

Subscription Agreement

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this [•] day of [•] 2021, by and among Growth Capital Acquisition Corp., a Delaware corporation (the “Issuer”), and the undersigned (“Subscriber” or “you”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Business Combination Agreement (as defined below).

WHEREAS, the Issuer, GCAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Cepton Technologies, Inc., a Delaware corporation (the “Company”), will, immediately following the execution of this Subscription Agreement, enter into that certain Business Combination Agreement, dated as of August 4, 2021 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, inter alia, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of the Issuer (the “Merger”), on the terms and subject to the conditions set forth therein (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer that number of shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) set forth on the signature page hereto (the “Shares”) for a purchase price of $10.00 per share (the “Share Purchase Price”), or the aggregate purchase price set forth on Subscriber’s signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Shares in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein; and

WHEREAS, in connection with the Transactions, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) and certain other “accredited investors” (as defined in Rule 501(a) under the Securities Act) may enter and have entered into separate subscription agreements with the Issuer (the “Other Subscription Agreements”), contingent on the closing of the Transactions, substantially similar to this Subscription Agreement, pursuant to which such investors (the “Other Subscribers”) have agreed to subscribe for and purchase, and the Issuer has agreed to issue and sell to such other investors, Class A Common Stock at the Share Purchase Price.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.            Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Shares (such subscription and issuance, the “Subscription”).

2.            Representations, Warranties and Agreements.

2.1          Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants to the Issuer and acknowledges and agrees with the Issuer as follows:

2.1.1        Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2        This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

Annex F-1

2.1.3        The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the legal authority of Subscriber to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4        Subscriber (i) is an Institutional Account (as defined in FINRA Rule 4512(c)), (ii) is (x) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (y) an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule I, (iii) is acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account and (iv) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Shares.

2.1.5        Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a legend (or book entries with respect to the Shares shall contain a notation) to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

2.1.6        Subscriber understands that each book-entry for the Shares shall contain a notation, and each certificate (if any) evidencing the Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

2.1.7        Subscriber understands and agrees that Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, the Company or any of their respective agents, affiliates, officers or

Annex F-2

directors, expressly or by implication, other than those representations, warranties, covenants and agreements made by the Issuer expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties, covenants or agreements other than those made by the Issuer expressly set forth in this Subscription Agreement.

2.1.8        Subscriber represents and warrants that its acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

2.1.9        In making its decision to subscribe for and purchase the Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone other than the Issuer concerning the Issuer or the Shares or the offer and sale of the Shares, except, in the event that Subscriber is or was a stockholder of the Company as of the date hereof, for any information Subscriber has acquired in such capacity (but as to which information Subscriber acknowledges and agrees neither the Issuer, the Company nor any other Person acting on behalf of the Issuer or the Company makes or has made any representation or warranty of any kind whatsoever, including as to the accuracy or completeness thereof, and Subscriber hereby disclaims reliance, and hereby represents that it will not rely, on any actual or purported representation or warranty in respect of such information by the Issuer, the Company or any Person acting on behalf of the Issuer or the Company). Subscriber acknowledges and agrees that Subscriber has received and has had an adequate opportunity to review such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer, the Company and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

2.1.10        (i) Subscriber became aware of this offering of the Shares solely by means of direct contact between Subscriber, on the one hand, and (a) J.P. Morgan Securities LLC (“J.P. Morgan”) and Maxim Group LLC (“Maxim,” and each, a “Placement Agent”) or (b) the Issuer, on the other hand, (ii) Subscriber has a pre-existing substantive relationship (as interpreted in guidance from the Securities and Exchange Commission (the “Commission”) under the Securities Act) with such Placement Agent or the Issuer, as applicable, or its representatives, and (iii) the Shares were offered to Subscriber solely by direct contact between Subscriber and such Placement Agent or the Issuer, as applicable. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Placement Agents have not acted as Subscriber’s financial advisor or fiduciary. Subscriber acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

2.1.11        Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.

2.1.12        Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

2.1.13        Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

Annex F-3

2.1.14        Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares were legally derived.

2.1.15        If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that neither Issuer, the Company, nor any of their respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Shares.

2.1.16        Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.17        Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 3.1 at the Closing.

2.1.18        No disclosure or offering document has been prepared by the Placement Agents in connection with the offer and sale of the Shares. Each Placement Agent and each of its directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber or by the Issuer or the Company. In connection with the issuance and purchase of the Shares, the Placement Agents have not acted in any capacity on the Subscriber’s behalf, including without limitation as the Subscriber’s financial advisor or fiduciary. Subscriber acknowledges that the Placement Agents shall have no liability or obligation to the Subscriber in respect of this Subscription Agreement or the transactions contemplated hereby.

2.1.19        Subscriber acknowledges and agrees that (a) each of JPM and Maxim is acting solely as the Issuer’s placement agent in connection with the Transactions and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Subscriber, the Issuer or any other person or entity in connection with the Transactions, (b) each of JPM and Maxim has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transactions, (c) each of JPM and Maxim will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Issuer or the Transactions, and (d) each of

Annex F-4

JPM and Maxim shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, the Issuer or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through Subscriber, in respect of the Transactions.

2.1.20        Subscriber acknowledges and agrees that the Issuer continues to review the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by the SEC staff on April 12, 2021 and its implications, including on the financial statements and other information included in its filings with the SEC, and any restatement, revision or other modification of such filings relating to or arising from such review, any subsequent related agreements or other guidance from the Staff of the SEC shall be deemed not material for purposes of this Subscription Agreement.

2.1.21        Subscriber (for itself and for each account for which it is acquiring the Shares) acknowledges that it is aware that J.P. Morgan is acting as one of the Issuer’s placement agents and J.P. Morgan is acting as financial advisor to the Company in connection with the Merger.

2.2          Issuer’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber and agrees with Subscriber as follows:

2.2.1        The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the General Corporation Law of the State of Delaware (“DGCL”), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.2.2        The Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation or under the DGCL.

2.2.3        This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.2.4        The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), including the issuance and sale of the Shares and the consummation of the certain other transactions contemplated herein will be done in accordance with Nasdaq rules and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the legal authority of the Issuer to enter into and perform its obligations under this Subscription Agreement (a “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

2.2.5        No consent, waiver, authorization, approval, filing with or notification to any court or other federal, state, local or other governmental authority is required on the part of the Issuer with respect to the execution, delivery or performance by the Issuer of this Subscription Agreement (including without limitation the issuance of the Shares), other than (i) the filings required by applicable state or federal securities Laws, (ii) the filings required by Nasdaq, or (iii) those consents, waivers, authorizations, approvals, filings or notifications the failure of which to give, make or obtain would not reasonably be expected to an Issuer Material Adverse Effect.

Annex F-5

2.2.6        The authorized capital shares of the Issuer immediately prior to the Closing consists of (i) 100,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Existing Class A Shares”); (ii) 10,000,000 shares of Class B common stock, par value $0.0001 per share (“Existing Class B Shares”); and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Shares”). As of the date hereof: (i) no Preferred Shares are issued and outstanding; (ii) 17,250,000 Existing Class A Shares are issued and outstanding; (iii) 4,312,500 Existing Class B Shares are issued and outstanding; (iv) 13,800,000 warrants to purchase 13,800,000 Existing Class A Shares are outstanding.

2.2.7        Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber.

2.2.8        The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “SEC Documents”). None of the SEC Documents filed under the Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Issuer makes no such representation or warranty with respect to the proxy statement to be filed by the Issuer in connection with the approval of the Transactions by the stockholders of the Issuer (the “Proxy Statement”) or any other information relating to the Company or any of its affiliates included in any SEC Document or filed as an exhibit thereto. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception and through the date hereof. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

2.2.9        Other than the Other Subscription Agreements, the Business Combination Agreement, any other agreement contemplated by the Business Combination Agreement and except as described in the Registration Statement, the Issuer has not entered into any side letter or similar agreement with any Other Subscriber in connection with such Other Subscriber’s direct or indirect investment in the Issuer (other than with respect to terms particular to the regulatory requirements of such subscriber or its affiliates or related funds). No Other Subscription Agreement includes terms and conditions that are materially more advantageous to any Other Subscriber than the Subscriber hereunder (other than terms particular to the regulatory requirements of such Other Subscriber or its affiliates or related funds), and such Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement to include any such terms and conditions.

3.            Settlement Date and Delivery.

3.1        Closing. The closing of the Subscription contemplated hereby (the “Closing”) shall occur on the date of, and immediately prior to, the consummation of the Transactions (the “Closing Date”). Upon written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least seven (7) Business Days prior to the date that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied, Subscriber shall initiate a wire transfer of United States dollars to the Issuer, within two (2) Business Days after receiving the Closing Notice, of the Purchase Price for the Shares in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be delivered to the Issuer within five (5) Business Days and held by the Issuer in escrow until the Closing. Unless otherwise agreed by the Company in writing, the Issuer shall deliver the Closing Notice at least four (4) Business Days prior to the date of the Issuer Stockholders’ Meeting. At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 3, the Issuer shall deliver to Subscriber the Shares in certificated or book entry form (at the Issuer’s election), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. In the event that the Closing Date does not occur within three (3) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Issuer and the Subscriber, the Issuer shall promptly (but not later than five (5) Business Days after the anticipated Closing Date specified in the Closing Notice)

Annex F-6

return the funds so delivered by the Subscriber to the Issuer by wire transfer in immediately available funds to the account specified by the Subscriber; provided that, unless this Subscription Agreement has been terminated pursuant to Section 5 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Subscriber of its obligation to purchase the Shares at the Closing.

3.2          Conditions to Closing of the Issuer.

The Issuer’s obligations to sell and issue the Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of the following conditions:

3.2.1        Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 2.1 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.2.2        Closing of the Transactions. The Transactions set forth in the Business Combination Agreement shall have been or will be consummated substantially concurrently with the Closing.

3.2.3        Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

3.3          Conditions to Closing of Subscriber.

Subscriber’s obligation to purchase the Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

3.3.1        Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 2.2 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions; provided that in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of the Issuer contained in this Subscription Agreement and the facts underlying such breach would also cause a condition to the Issuer’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the Company waives such condition with respect to such breach under the Business Combination Agreement.

3.3.2        Closing of the Transactions. The Transactions set forth in the Business Combination Agreement shall have been or will be consummated substantially concurrently with the Closing, and the Business Combination Agreement (as the same exists on the date of this Subscription Agreement) shall not have been amended to materially adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent.

3.3.3        Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

Annex F-7

4.            Registration Statement.

4.1        The Issuer agrees that it will use its commercially reasonable efforts to file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the securities of the Issuer, including the Shares (the “Registration Statement”) as soon as practicable after the filing of the next amendment to the Proxy Statement following the receipt of the first round of comments on the Proxy Statement from the Commission (the “Filing Date”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 135th calendar day (or 195th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Filing Date and (ii) the 10th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include the Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Issuer to effect the registration of the Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided  further, however, the Issuer is not obligated to cause the Registration Statement to be declared effective prior to the Closing Date. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares of Class A Common Stock proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the shares of Class A Common Stock held by Subscriber or any Other Subscriber or otherwise, such Registration Statement shall register for resale such number of shares of Class A Common Stock which is equal to the maximum number of shares of Class A Common Stock as is permitted by the Commission. In such event, the number of shares of Class A Common Stock to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. In the event the Commission informs the Issuer that all of such shares of Class A Common Stock cannot, as a result of the application of Rule 415, be registered for resale on the Registration Statement, the Issuer agrees to promptly inform Subscriber thereof and use its commercially reasonable efforts to file amendments to the Registration Statement as required by the Commission, covering the maximum number of shares of Class A Common Stock permitted to be registered by the Commission, on Form S-1 or such other form available to register for resale such shares as a secondary offering. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4.

4.2        In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

4.2.1        except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Shares, (ii) the date all Shares held by Subscriber may be sold without any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) two years from the Effectiveness Date of the Registration Statement;

4.2.2        advise Subscriber within five (5) Business Days:

(a)            when a Registration Statement or any post-effective amendment thereto has become effective;

Annex F-8

(b)            of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c)            of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d)            subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above constitutes material, nonpublic information regarding the Issuer;

4.2.3        use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

4.2.4        upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

4.2.5        use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Issuer’s Class A Common Stock is then listed.

4.3        Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer’s board of directors reasonably believes, upon the advice of legal counsel (which may be in-house counsel), would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors, upon the advice of legal counsel (which may be in-house counsel), to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than three occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena.

Annex F-9

4.4        The Issuer shall indemnify and hold harmless the Subscriber (to the extent it is a seller under the Registration Statement), its officers, directors and agents, and each person who controls the Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable Law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements or alleged untrue statements, omissions or alleged omissions are based upon information regarding a Subscriber furnished in writing to the Issuer by a Subscriber expressly for use therein or a Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder. Notwithstanding the forgoing, the Issuer’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Issuer (which consent shall not be unreasonably withheld, delayed or conditioned), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of the Subscriber to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (B) as a result of offers or sales effected by or on behalf of any person by means of a free writing prospectus (as defined in Rule 405) that was not authorized in writing by the Issuer, or (C) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 4.3 hereof.

4.5        The Subscriber shall indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable Law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding the Subscriber furnished in writing to the Issuer by the Subscriber expressly for use therein. In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Shares giving rise to such indemnification obligation. The Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any action arising from or in connection with the transactions contemplated by this Section 4.5 of which the Subscriber is aware. Notwithstanding the forgoing, the Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Subscriber (which consent shall not be unreasonably withheld, delayed or conditioned).

4.6        The Issuer shall use commercially reasonable efforts, if requested by the Subscriber, subject to compliance with federal and states securities laws, to (i) cause the removal of any restrictive legend set forth on the Shares and (ii) issue Shares without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Subscriber’s option, within five (5) Business Days of such deposit, provided that in each case (A) such Shares are registered for resale under the Securities Act pursuant to an effective Registration Statement and the Subscriber has sold or proposes to sell such Shares pursuant to such registration, (B) the Subscriber has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144 and (C) the Issuer, its counsel and its transfer agent have received customary representations and other documentation from the Subscriber that is reasonably necessary to establish that restrictive legends are no longer required as reasonably requested by the Issuer, its counsel or its transfer agent. With respect to clause (A), while the Registration Statement is effective, the Issuer shall cause its counsel to issue to the transfer agent a legal opinion to allow the legend on the Shares to be removed upon resale of the Shares pursuant to the effective Registration Statement in accordance with this Section 4.6, and within five (5) Business Days of any request therefor from the Subscriber accompanied by such customary and reasonably acceptable representations and other documentation establishing that restrictive legends are no longer required, deliver to the transfer agent instructions that the transfer agent shall make a new, unlegended entry for such book entry Shares.

Annex F-10

5.        Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (iii) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied at, or are not capable of being satisfied on or prior to, the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing and (iv) the date that is six (6) months after the date hereof if the closing of the Transaction has not occurred on or before such date; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement.

6.            Miscellaneous.

6.1          Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6.1.1        Subscriber acknowledges that the Issuer, the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.

6.1.2        Each of the Issuer, Subscriber, and the Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

6.1.3        The Issuer may request from Subscriber such additional information as the Issuer may deem necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall provide such information as may be reasonably requested.

6.1.4        Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

6.1.5        Each of Subscriber and the Issuer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

6.2        Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)        if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii)               if to the Issuer, to:

Growth Capital Acquisition Corp.
300 Park Avenue
New York, New York 10022
Attention: Prokopios “Akis” Tsirigakis and George Syllantavos
Email: atsirigakis@nautiluscorp.com and gs@stellaracquisition.com

Annex F-11

with a required copy (which copy shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

Attention: Barry I. Grossman

Email: bigrossman@egsllp.com

(iii)        if to the Company, to:

Cepton Technologies, Inc.

399 West Trimble Road

San Jose, CA 95131

Attention: Jun Pei and Winston Fu

Email: jun.pei@cepton.com and winston.fu@cepton.com

with a required copy (which copy shall not constitute notice) to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Attention: Paul Sieben and Jeeho Lee

Email: psieben@omm.com and jeeholee@omm.com

6.3          Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

6.4          Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought and (ii) without the prior written consent of the Issuer and the Company.

6.5          Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement).

6.6          Benefit.

6.6.1        Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns; provided that the Company is an express third party beneficiary of Section 6.4, this Section 6.6 and Section 6.11; provided, further, that the Placement Agents may rely on and are express third party beneficiaries of the representations and warranties of the Subscriber and the Issuer set forth in Section 2.

6.6.2        Each of the Issuer and Subscriber acknowledges and agrees that (a) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Business Combination Agreement and without the representations, warranties, covenants and agreements of the Issuer and Subscriber hereunder, the Company would not enter into the Business Combination Agreement, (b) each representation, warranty, covenant and agreement of the Issuer and Subscriber hereunder is being made also for the benefit of the Company, and (c) the Company may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the covenants and agreements of each of the Issuer and Subscriber under this Subscription Agreement.

Annex F-12

6.7          Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof that would result in the application of any other jurisdiction’s laws.

6.8          Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.8, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.9          Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.10        No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.11        Remedies.

6.11.1        The parties agree that the Issuer and the Company would suffer irreparable damage if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the Issuer and the Company shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the Issuer and the Company to cause Subscriber and the right of the Company to cause the Issuer

Annex F-13

to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.11 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any Action for which the Company is being granted an award of money damages, each of the Issuer and Subscriber agrees that such damages, to the extent payable by such party, shall include, without limitation, damages related to the cash consideration that is or was to be paid to the Company or its equityholders under the Business Combination Agreement and/or this Subscription Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Business Combination Agreement and this Subscription Agreement.

6.11.2        The parties acknowledge and agree that this Section 6.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

6.11.3        In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

6.12        Survival of Representations and Warranties. All representations and warranties made by Subscriber in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of Subscriber hereunder shall survive the consummation of the Transactions and remain in full force and effect.

6.13        No Broker or Finder. Other than the Placement Agents (which have been engaged by the Issuer in connection with this Subscription), each of the Issuer and Subscriber represents and warrants to the other parties hereto that no broker, finder or other financial consultant has acted on its behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on any other party hereto. Each of the Issuer and Subscriber agrees to indemnify and save the other parties hereto harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.

6.14        Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.15        Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

6.16        Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and

Annex F-14

words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

6.17        Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7.            Consent to Disclosure. Subscriber hereby consents to the publication and disclosure in any press release issued by the Issuer or the Company or Form 8-K filed by the Issuer with the Commission in connection with the execution and delivery of the Business Combination Agreement and the Proxy Statement (and, as and to the extent otherwise required by the federal securities laws or the Commission or any other securities authorities, any other documents or communications provided by the Issuer or the Company to any Governmental Authority or to securityholders of the Issuer) of Subscriber’s identity and beneficial ownership of Class A Common Stock and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by the Issuer or the Company, a copy of this Subscription Agreement; provided that, in the case of such disclosures by the Issuer or the Company, the Issuer or Company, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure, in each case, to the extent such disclosure specifically names Subscriber. Subscriber will promptly provide any information reasonably requested by the Issuer or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

8.            Claims Against Trust Account. Reference is made to the final prospectus of the Issuer, dated as of January 29, 2021 and filed with the SEC (Registration No. 333-248087) on February 2, 2021 (the “Prospectus”). Subscriber hereby represents and warrants that it has read the Prospectus and understands that the Issuer has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Issuer’s public stockholders (including overallotment shares acquired by the Issuer’s underwriters the “Public Stockholders”), and that, except as otherwise described in the Prospectus, the Issuer may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Class A Common Stock pursuant to the Offer in connection with the consummation of the Issuer’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Issuer fails to consummate a Business Combination within eighteen (18) months after the closing of the IPO, subject to extension by amendment to Issuer’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any Taxes, or (d) to the Issuer after or concurrently with the consummation of a Business Combination. For and in consideration of the Issuer entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Subscriber hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither Subscriber nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Subscription Agreement or any proposed or actual business relationship between the Issuer or its Representatives, on the one hand, and Subscriber or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). Subscriber on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that Subscriber or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations or Contracts with the Issuer or its Representatives and will not seek recourse

Annex F-15

against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Subscription Agreement or any other agreement with the Issuer or its Affiliates). Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Issuer and its Affiliates to induce the Issuer to enter in this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its Affiliates under applicable Law. To the extent Subscriber or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Issuer or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Issuer or its Representatives, Subscriber hereby acknowledges and agrees that Subscriber’s and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its Affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event Subscriber or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Issuer or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, the Issuer and its Representatives, as applicable, shall be entitled to recover from Subscriber and its Affiliates the associated legal fees and costs in connection with any such action, in the event the Issuer or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Subscription Agreement.

9.            Non-Reliance. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, any of its affiliates or any of its or their respective control persons, officers, directors or employees), other than the representations and warranties of the Issuer expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber agrees that neither (i) any other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s capital stock (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Company, its affiliates or any of its or their respective affiliates’ control persons, officers, directors, partners, agents or employees, shall be liable to any other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s capital stock for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder.

[Signature Page Follows]

Annex F-16

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

GROWTH CAPITAL ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to PIPE Subscription Agreement]

Annex F-17

Accepted and agreed this ___ day of ________, 2021.

SUBSCRIBER:

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By: _________________________________________	By: ___________________________________
Name:	Name:
Title:	Title:
Date: _____________, 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered(if different from the name of Subscriber listed directly above):

Email Address:
If there are joint investors, please check one:
Joint Tenants with Rights of Survivorship
Tenants-in-Common
Community Property
Subscriber’s EIN:	_______________	Joint Subscriber’s EIN:	____________
Business Address-Street:	Mailing Address-Street (if different):

[Signature Page to PIPE Subscription Agreement]

Annex F-18

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Aggregate Number of Shares subscribed for:

Aggregate Purchase Price: $ .

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

[Signature Page to PIPE Subscription Agreement]

Annex F-19

SCHEDULE I
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):
1.	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).
2.	We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):
1.

We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS (Please check the applicable box) SUBSCRIBER:

is

is not

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

[Signature Page to PIPE Subscription Agreement]

Annex F-20

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

1. Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

2. Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

3. Any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940, as amended (the “Investment Advisors Act”) or registered pursuant to the laws of a state;

4. Any investment adviser relying on the exemption from registering with the Securities and Exchange Commission (the “Commission”) under section 203(l) or (m) of the Investment Advisers Act;

5. Any insurance company as defined in section 2(a)(13) of the Securities Act;

6. Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act;

7. Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

8. Any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

9. Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

10. Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

11. Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

12. Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

13. Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

[Signature Page to PIPE Subscription Agreement]
Annex F-21

14. Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

15. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

16. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D;

17. Any entity in which all of the equity owners are “accredited investors”;

18. Any entity, of a type not listed in Items 1 through 12, 16 or 17 above, not formed for the specific purpose of acquiring the securities offered, owning investments (as defined in rule 2a51-1(b) under the Investment Company Act) in excess of $5,000,000;

19. Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status. For purposes of determining whether to designate a professional certification or designation or credential from an accredited educational institution, the Commission will consider, among others, the following attributes:

(a)          The certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution;

(b)          The examination or series of examinations is designed to reliably and validly demonstrate an individual’s comprehension and sophistication in the areas of securities and investing;

(c)          Persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment; and

(d)          An indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable;

20. Any natural person who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of the Investment Company Act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of the Investment Company Act;

[Signature Page to PIPE Subscription Agreement]

Annex F-22

21. Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act: (a) With assets under management in excess of $5,000,000, (b) That is not formed for the specific purpose of acquiring the securities offered, and (c) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

22. Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements in Item 21 above and whose prospective investment in the issuer is directed by such family office pursuant to Item 21 (c) above.

[Signature Page to PIPE Subscription Agreement]

Annex F-23

Annex G

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

Annex G-1

(4)    [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that

Annex G-2

shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take

Annex G-3

into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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Annex H

Chapter 13 of the California General Corporation Law

1300.    Right to Require Purchase — “Dissenting Shares” and “Dissenting Shareholder” Defined.

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short- form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301.    Demand for Purchase.

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (A) or (B) of

Annex H-1

paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

1302.    Endorsement of Shares.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303.    Agreed Price – Time for Payment.

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304.    Dissenter’s Action to Enforce Payment.

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305.    Appraisers’ Report – Payment – Costs.

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

Annex H-2

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306.    Dissenting Shareholder’s Status as Creditor.

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307.    Dividends Paid as Credit Against Payment.

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308.    Continuing Rights and Privileges of Dissenting Shareholders.

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309.    Termination of Dissenting Shareholder Status.

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

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1310.    Suspension of Proceedings for Payment Pending Litigation.

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311.    Exempt Shares.

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312.    Attacking Validity of Reorganization or Merger.

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313.    Conversion Deemed to Constitute Reorganization for Purposes of Chapter.

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

Annex H-4

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

GCAC’s Amended and Restated Charter provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and GCAC’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, GCAC has entered or will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements will require GCAC, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated January 29, 2021, by and between the Company and Maxim as representative of the several underwriters.(2)***
1.2	Business Combination Marketing Agreement, dated January 29, 2021, by and between the Company and Maxim.(2)***
2.1	Business Combination Agreement, dated as of August 4, 2021, by and among GCAC, Merger Sub and Cepton (included as Annex A to the proxy statement/consent solicitation statement/ prospectus).(1)***
3.1	Amended and Restated Certificate of Incorporation.(2)***
4.1	Warrant Agreement, dated January 29, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent.(2)***
5.1	Opinion of Ellenoff Grossman & Schole LLP.**
8.1	Tax opinion of Ellenoff Grossman & Schole LLP.**
10.1	Form of Stockholder Support Agreement by and among GCAC, Cepton and the stockholders of Cepton party thereto.(1)***
10.2	Form of Amended Registration Rights Agreement, by and among GCAC, the Initial Holders and the Cepton stockholders party thereto.(1)***
10.3	Form of Confidentiality and Lock-Up Agreement, by and between GCAC and the stockholder of Cepton party thereto.(1)***
10.4	Form of Expenses and Lock-Up Agreement, by and between GCAC and the Cepton stockholders party thereto.(1)***
10.5	Form of GCAC Stockholder Support Agreements by and between Cepton and GCAC stockholders.(1)
10.6	Form of Subscription Agreement(1)***
10.7	Letter Agreement, dated January 29, 2021, by and between the Company and the Sponsor.(2)***
10.8	Letter Agreement, dated January 29, 2021, by and between the Company and Nautilus.(2)***
10.9	Letter Agreement, dated January 29, 2021, by and between the Company and HB Strategies.(2)***
10.10	Letter Agreement, dated January 29, 2021, by and among the Company and its officers and directors.(2)***
10.11	Investment Management Trust Agreement, dated January 29, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as trustee.(2)***
10.12	Registration Rights Agreement, dated January 29, 2021, by and between the Company and the Sponsor.(2)
10.13	Registration Rights Agreement, dated January 29, 2021, by and between the Company and Nautilus.(2)***
10.14	Registration Rights Agreement, dated January 29, 2021, by and between the Company and HB Strategies.(2)***
10.15	Registration Rights Agreement, dated January 29, 2021, by and between the Company and its directors.(2)***
10.16	Private Placement Warrant Purchase Agreement, dated January 29, 2021, by and between the Company and the Sponsor.(2)***
10.17	Private Placement Warrant Purchase Agreement, dated January 29, 2021, by and between the Company and Nautilus.(2)***
10.18	Private Placement Warrant Purchase Agreement, dated January 29, 2021, by and between the Company and HB Strategies.(2)***
10.19	Administrative Services Agreement, dated January 29, 2021, by and between the Company and the Sponsor.(2)***
10.20	Form of Indemnity Agreement(3)***
10.21++	Form of Cepton, Inc. 2021 Equity Incentive Plan (included as Annex D to the proxy statement/consent solicitation statement/prospectus).***
10.22++	Form of Cepton, Inc. Employee Stock Purchase Plan (included as Annex E to the proxy statement/consent solicitation statement/prospectus).***
10.23	Supplier On Board Agreement, dated April 14, 2020, by and between Cepton Technologies, Inc. and Koito Manufacturing Co., Ltd.*#

Exhibit No.	Description
23.1	Consent of Marcum LLP, independent registered public accounting firm of GCAC.*
23.2	Consent of KPMG LLP, independent registered public accounting firm of Cepton*
23.3	Consent of Ellenoff Grossman & Schole LLP (included as part of Exhibit 5.1).**
24.1	Power of Attorney (contained on the signature page to the initial filing of this registration statement).*
14	Form of Code of Ethics(3)***
99.1	Form of Proxy Card for Stockholders.**
99.2	Consent of to be named as a Director.**
99.3	Consent of to be named as a Director.**
99.4	Consent of to be named as a Director.**
99.5	Consent of to be named as a Director.**
99.6	Consent of to be named as a Director.**
99.7	Consent of to be named as a Director.**
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

____________

++      Indicates a management or compensatory plan.

*        Filed herewith.

**      To be filed by Amendment.

***    Previously filed.

#        Portions of exhibit have been omitted.

(1)      Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on August 5, 2021.

(2)      Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 4, 2021.

(3)      Incorporated by reference to the Company’s Registration Statement on Form S-1, filed with the SEC on August 18, 2020 (SEC File No. 333-248087).

Item 22. Undertakings.

(a)     The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of October, 2021.

GROWTH CAPITAL ACQUISITION CORP.
By:	/s/ Prokopios Tsirigakis
Prokopios Tsirigakis
President, Chairman, Co-Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Prokopios Tsirigakis	President, Chairman, Co-Chief Executive Officer	October 20, 2021
Prokopios Tsirigakis	and Director (principal executive officer)
/s/ George Syllantavos	Co-Chief Executive Officer, Chief Financial Officer	October 20, 2021
George Syllantavos	and Director (principal financial and accounting officer)
*/	Director	October 20, 2021
Harry Braunstein
*	Director	October 20, 2021
Gary Leibler
*	Director	October 20, 2021
Evan Breibart
* By:	/s/ Prokopios Tsirigakis
Prokopios Tsirigakis
Attorney-In-Fact